As filed with the Securities and Exchange Commission on April 13, 2020

Registration No. 333-236407

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

Form S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ARITA ENERGY, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	1389	84-4219906
(State or other jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Arita Energy, Inc.

f/k/a Spieth Newco, Inc.

3000 South Business Highway 281

Alice, Texas 78332

(361) 664-0549

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

John E. Crisp

President and Secretary

Arita Energy, Inc.

f/k/a Spieth Newco, Inc.

3000 South Business Highway 281

Alice, Texas 78332

(361) 664-0549

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Ryan J. Maierson John M. Greer Latham & Watkins LLP 811 Main Street, Suite 3700 Houston, Texas 77002 (713) 546-5400

John E. Crisp

Forbes Energy Services Ltd.

3000 South Business Highway 281

Alice, Texas 78332

(361) 664-0549

R. Clyde Parker, Jr.

Winstead PC

24 Waterway Avenue, Suite 500

The Woodlands, Texas 77380

(713) 650-2753

Warren S. de Wied Fried, Frank, Harris, Shriver & Jacobson LLP One New York Plaza New York, New York 10004 (212) 859-8000

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement becomes effective and upon consummation of the merger described in the enclosed prospectus.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary proxy statement/prospectus is not complete and may be changed. These securities may not be sold until the registration statement, as filed with the Securities and Exchange Commission (of which this preliminary proxy statement/prospectus is a part) is effective. This preliminary proxy statement/prospectus is not an offer to sell nor should it be considered a solicitation of an offer to buy the securities described herein in any state where the offer or sale is not permitted.

PRELIMINARY – SUBJECT TO COMPLETION, DATED APRIL 13, 2020

MERGERS PROPOSED – YOUR VOTE IS VERY IMPORTANT

Dear Forbes Stockholders:

The boards of directors of Superior Energy Services, Inc. (“Superior”) and Forbes Energy Services Ltd. (“Forbes”) have each unanimously approved, and Superior and Forbes have entered into, an Agreement and Plan of Merger, dated as of December 18, 2019, as amended on February 20, 2020 (the “merger agreement”), with respect to a strategic business combination involving Forbes and Superior’s North American business, which includes Superior’s U.S. service rig, coiled tubing, wireline, pressure control, flowback, fluid management and accommodation services lines. Pursuant to the terms of the merger agreement, (i) Spieth Merger Sub, Inc. (“NAM Merger Sub”), a wholly owned subsidiary of Arita Energy, Inc. (formerly known as Spieth Newco, Inc.) (“Arita”), will merge with and into New NAM, Inc., a wholly owned, indirect subsidiary of Superior (“NAM” and such merger, the “NAM Merger”), with NAM surviving the NAM Merger and (ii) Fowler Merger Sub, Inc. (“Forbes Merger Sub”), a wholly owned subsidiary of Arita, will merge with and into Forbes (the “Forbes Merger” and together with the NAM Merger, the “mergers”), with Forbes surviving the Forbes Merger. Upon completion of the mergers, NAM and Forbes will be wholly owned subsidiaries of Arita and, as a result, Arita will hold what today are NAM’s and Forbes’ independent businesses. In addition, Arita’s Class A common stock is expected to be listed on the OTCQX Best Market under the symbol “                .”

Following the consummation of the mergers, it is expected that Superior will own approximately 49.9% of Arita’s Class A common stock and 100% of Arita’s Class B common stock, which will collectively represent an approximate 65% economic interest in the common stock of Arita, and former holders of Forbes common stock (including shares of Forbes common stock issued in connection with the exchange, contribution or conversion of Forbes Convertible PIK Notes (as defined herein) as described in this proxy statement/prospectus) will collectively own approximately 50.1% of Arita’s Class A common stock, representing an approximate 35% economic interest in the common stock of Arita (the “Forbes Merger Consideration”). An aggregate of 1.5% of the Forbes Merger Consideration will be allocated, pro rata, to the outstanding shares of Forbes common stock (including for this purpose shares issuable in respect of awards of restricted stock units and performance stock units of Forbes). An aggregate of 98.5% of the Forbes Merger Consideration will be allocated, pro rata, to the former holders of Forbes Convertible PIK Notes. In connection with the mergers, Arita will issue Preferred Stock (as defined herein) in exchange for approximately $30 million of Forbes’ term loan. Following the mandatory conversion of the Preferred Stock, Superior would own an approximate 52% economic interest in the common stock of Arita and former Forbes stockholders, holders of Forbes Convertible PIK Notes and holders of Forbes term loan would collectively own an approximate 48% economic interest in the common stock of Arita. The economic interests in the common stock of Arita to be received by Superior and the Forbes stockholders and holders of Forbes Convertible PIK Notes are subject to adjustment within certain parameters set forth in the merger agreement based on the net debt position of Forbes at the closing of the transactions contemplated by the merger agreement (the “closing”).

Forbes is holding a special meeting of its stockholders on                , 2020 to adopt the merger agreement, to authorize an amendment to the Forbes certificate of incorporation to increase the number of authorized shares of Forbes common stock and to approve, on a non-binding advisory basis, the compensation that may be paid or become payable to the named executive officers of Forbes that is based on or otherwise relates to the mergers. Information about this meeting and the mergers is contained in this proxy statement/prospectus. We encourage you to read this entire proxy statement/prospectus, as well as the annexes, carefully.

In connection with the execution of the merger agreement, Forbes, Arita, Ascribe Capital, LLC (“Ascribe Capital”) and Solace Capital Partners, L.P. (“Solace”) entered into an exchange and contribution agreement (the “exchange and contribution agreement”) pursuant to which each of Ascribe Capital and Solace agreed to exchange an equal amount of Forbes Convertible PIK Notes (including all accrued interest thereon) then held by Ascribe Capital, Solace and their respective affiliates for such number of shares of Forbes common stock that will result in Ascribe Capital and its affiliates and Solace and its affiliates collectively holding an aggregate amount of Forbes common stock representing approximately 51% of the voting power of the outstanding shares of Forbes common stock before the date of the special meeting.

In connection with the execution of the merger agreement, Superior, Forbes and NAM entered into voting and support agreements (collectively, the “voting agreements”) with the following stockholders of Forbes: Ascribe Capital and Ascribe Management LLC (together with Ascribe Capital, “Ascribe”), Solace, John E. Crisp (the Chief Executive Officer of Forbes) and L. Melvin Cooper (the Chief Financial Officer of Forbes).

Pursuant to their respective voting agreements and the exchange and contribution agreement, subject to certain exceptions, Ascribe and Solace, who collectively beneficially own approximately 51% of the outstanding common stock of Forbes as of the date of this proxy statement/prospectus, have committed to vote the shares they beneficially own in favor of the adoption of the merger agreement and any other matters necessary for the consummation of the transactions contemplated by the merger agreement, including the mergers. As a result, Ascribe and Solace have the ability to approve the Forbes Merger without the vote of any other stockholder.

On December 17, 2019, the special committee of the Forbes board of directors (the “Forbes special committee”) unanimously recommended to the Forbes board of directors that the board of directors approve the merger agreement and the transactions contemplated thereby. Also on December 17, 2019, following receipt of the recommendation of the Forbes special committee, the Forbes board of directors unanimously approved and declared advisable the merger agreement and the transactions contemplated thereby, and directed that the merger agreement and the transactions contemplated thereby be submitted to the Forbes stockholders for their approval. A copy of the merger agreement is attached as Annex A and Annex A-1 to this proxy statement/prospectus.

The Forbes board of directors unanimously recommends that its stockholders vote FOR the proposal to adopt the merger agreement, FOR the proposal to amend the Forbes certificate of incorporation to increase the number of authorized shares of Forbes common stock and FOR the approval, on an advisory (non-binding) basis, of specified compensation that may be received by Forbes’ named executive officers in connection with the mergers.

In considering the recommendation of Forbes’ board of directors, you should be aware that certain directors and officers of Forbes, and their affiliates, have interests in the mergers that are different from, or are in addition to, the interests of Forbes’ stockholders generally. These interests are described in this proxy statement/prospectus.

This proxy statement/prospectus describes the special meeting, the proposals to be considered and voted upon at the special meeting and related matters. Every vote is important. Whether or not you plan to attend Forbes’ special meeting, please take the time to vote by following the instructions on your proxy card.

We enthusiastically support the mergers and join with our board in recommending that you vote FOR the adoption of the merger agreement, FOR the proposal to amend the Forbes certificate of incorporation to increase the number of authorized shares of Forbes common stock and FOR the approval, on an advisory (non-binding) basis, of specified compensation that may be received by Forbes’ named executive officers in connection with the mergers.

Sincerely,

John E. Crisp

Chairman, President and Chief Executive Officer

Forbes Energy Services Ltd.

For a discussion of risk factors you should consider in evaluating the mergers, see “Risk Factors” beginning on page 28.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR ANY STATE SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED THE MERGERS AND OTHER TRANSACTIONS DESCRIBED IN THIS PROXY STATEMENT/PROSPECTUS NOR HAVE THEY APPROVED OR DISAPPROVED THE ISSUANCE OF ARITA’S COMMON STOCK IN CONNECTION WITH THE MERGERS, OR DETERMINED IF THIS PROXY STATEMENT/PROSPECTUS IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This proxy statement/prospectus is dated                , 2020, and, together with the accompanying proxy card, is first being mailed to stockholders of Forbes on or about                , 2020.

FORBES ENERGY SERVICES LTD.

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD                    , 2020

To the Stockholders of Forbes Energy Services Ltd.:

We cordially invite you to our special meeting of stockholders. The meeting will be held on                    , 2020, at                , local time, at                . At this meeting, you will be asked to:

•

adopt the Agreement and Plan of Merger, dated as of December 18, 2019, as amended on February 20, 2020, among Superior Energy Services, Inc., New NAM, Inc., Forbes Energy Services Ltd., Arita Energy, Inc. (formerly known as Spieth Newco, Inc.), Spieth Merger Sub, Inc. and Fowler Merger Sub, Inc., a copy of which is attached as Annex A and Annex A-1 to this proxy statement/prospectus;

•

amend the Forbes certificate of incorporation to increase the authorized number of shares of Forbes common stock to 400 million shares in order to satisfy the obligations of Forbes upon a conversion of outstanding Forbes Convertible PIK Notes in connection with the Forbes Merger;

•	approve, on an advisory (non-binding) basis, specified compensation that may be received by Forbes’ named executive officers in connection with the mergers; and

•

transact such other business as may properly come before the meeting or approve the adjournment of the Forbes special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes cast at the Forbes special meeting to adopt the merger agreement, amend the Forbes certificate of incorporation and approve, on an advisory (non-binding) basis, specified compensation that may be received by Forbes’ named executive officers in connection with the mergers.

For more information about the proposals and the special meeting, please carefully review the accompanying proxy statement/prospectus, as well as the annexes.

Forbes will transact no other business at the special meeting, except for business properly brought before the special meeting or any adjournment or postponement thereof.

Only holders of record of shares of Forbes common stock at the close of business on                , 2020, the record date for the special meeting, are entitled to notice of, and a vote at, the special meeting and any adjournments or postponements of the special meeting.

Pursuant to their respective voting agreements, subject to certain exceptions, Ascribe Capital LLC and Ascribe Management LLC (collectively, “Ascribe”) and Solace Capital Partners, L.P. (“Solace”), who collectively beneficially own approximately 51% of the outstanding common stock of Forbes as of the date of this proxy statement/prospectus, have committed to vote the shares they beneficially own in favor of the adoption of the merger agreement and any other matters necessary for the consummation of the transactions contemplated by the merger agreement, including the mergers. As a result, Ascribe and Solace have the ability to approve the merger agreement and the Forbes Merger without the vote of any other stockholder.

Your vote is important. We encourage you to sign and return your proxy card, or use the telephone or Internet voting procedures, before the special meeting, so that your shares will be represented and voted at the special meeting even if you cannot attend in person.

Please do not send any share certificates at this time. If the mergers are consummated, we will notify you of the procedures for exchanging Forbes share certificates for shares of Arita.

Alice, Texas

                    , 2020

John E. Crisp

Chairman, President and Chief Executive Officer

VOTING BY INTERNET, TELEPHONE OR MAIL

If you hold your shares through a bank, broker, custodian or other recordholder, please refer to your proxy card or voting instruction form or the information forwarded by your bank, broker, custodian or other recordholder to see which options are available to you.

Forbes stockholders of record may submit their proxies by:

Internet. You can vote over the Internet by accessing the website listed on your proxy card and following the instructions on the website prior to 11:59 p.m. EST on                , 2020. Internet voting is available 24 hours a day. If you vote over the Internet, do not return your proxy card(s).

Telephone. You can vote by telephone by calling the toll-free number listed on your proxy card in the United States, Canada or Puerto Rico on a touch-tone phone prior to 11:59 p.m. EST on                , 2020. You will then be prompted to enter the control number printed on your proxy card and to follow subsequent instructions. Telephone voting is available 24 hours a day. If you vote by telephone, do not return your proxy card(s).

Mail. You can vote by mail by completing, signing, dating and mailing your proxy card(s) in the postage-paid envelope included with this proxy statement/prospectus.

ABOUT THIS DOCUMENT

This document forms a part of a registration statement on Form S-4 (Registration No. 333-236407) filed by Arita with the U.S. Securities and Exchange Commission (the “SEC”) to register under the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), the issuance of shares of Arita Class A common stock issuable upon the consummation of the Forbes Merger. It constitutes:

•

a proxy statement under Section 14(a) of the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”), and a notice of meeting and action to be provided to the Forbes stockholders in connection with the Forbes special meeting at which Forbes stockholders will consider and vote on each of the proposals to give effect to the transactions contemplated by the merger agreement; and

•

a prospectus of Arita under the Securities Act with respect to the shares of Arita Class A common stock to be issued to the Forbes stockholders and holders of Forbes Convertible PIK Notes in connection with the exchange, contribution or conversion of certain Forbes Convertible PIK Notes as described in this proxy statement/prospectus.

Forbes has supplied all information contained in this document relating to Forbes. Superior has supplied all information contained in this document relating to Superior and NAM. Forbes and Superior have both contributed information relating to the mergers and Arita.

As permitted by SEC rules, this document does not contain all of the information that you can find in the registration statement or its exhibits. Statements made in this proxy statement/prospectus as to the content of any contract, agreement or other document filed as an exhibit to the registration statement are not necessarily complete. With respect to those statements, you should refer to the corresponding exhibit for a more complete description of the matter involved and read all statements in this proxy statement/prospectus in light of that exhibit. For further information pertaining to Arita and the shares of Arita Class A common stock to be issued in connection with the mergers, reference is made to that registration statement and its exhibits. You are encouraged to read the entire registration statement. You may obtain copies of the registration statement by following the instructions under “Where You Can Find More Information.”

Forbes files reports (including annual, quarterly and current reports that may contain audited financial statements), proxy statements and other information with the SEC. Copies of Forbes’ filings with the SEC are available to investors without charge by request made to Forbes in writing or by telephone with the following contact information:

Forbes Energy Services Ltd.

3000 South Business Highway 281

Alice, Texas 78332

(361) 664-0549

Attention: Investor Relations

www.forbesenergyservices.com

TO RECEIVE TIMELY DELIVERY OF THESE MATERIALS, YOU MUST MAKE YOUR REQUESTS NO LATER THAN FIVE BUSINESS DAYS BEFORE THE DATE OF THE FORBES SPECIAL MEETING, WHICH IS      , 2020.

You may also obtain printer-friendly versions of Forbes’ SEC reports at www.http://forbesenergyservices.com/. However, Forbes is not incorporating the information on Forbes’ website into this document or the registration statement. Forbes’ filings with the SEC are available to the public over the internet at the SEC’s website at www.sec.gov.

i

ii

ANNEXES

iii

QUESTIONS AND ANSWERS ABOUT THE MEETING

Below are brief answers to questions you may have concerning the transactions described in this proxy statement/prospectus and the special meeting of Forbes. These questions and answers do not, and are not intended to, address all of the information that may be important to you. You should read carefully this entire proxy statement/prospectus and the other documents to which we refer you.

GENERAL

Q:	Why am I receiving this document?

A:

This is a proxy statement being used by the Forbes board of directors to solicit proxies of Forbes stockholders in connection with the Forbes Merger and the special meeting of Forbes. In addition, this document is a prospectus being delivered to Forbes’ stockholders and holders of Forbes Convertible PIK Notes because Arita is offering shares of its Class A common stock to be issued in exchange for shares of Forbes common stock and in connection with the exchange, contribution or conversion of Forbes Convertible PIK Notes as described herein if the Forbes Merger is completed.

Q:	When and where is the meeting of the stockholders?

A:

The special meeting of Forbes’ stockholders will take place at                , local time, on                , 2020, at                . Additional information relating to the special meeting is set forth beginning on pages 20 and 173, respectively.

Q:	Who can answer any questions I may have about the special meeting or the mergers?

A:	No solicitor will be used given the vote is assured. Forbes stockholders may call toll-free at with any questions they may have. Banks and brokers may call at .

CONCERNING THE MERGERS

Q:	What will happen in the proposed mergers?

A:

Prior to entering into the merger agreement, Arita Energy, Inc. (formerly known as Spieth Newco, Inc.), which we refer to in this proxy statement/prospectus as “Arita,” was formed as a new Delaware corporation to own the NAM and Forbes businesses following the consummation of the mergers. When the transactions contemplated by the merger agreement, including the mergers, are consummated, Arita’s two newly created, wholly owned subsidiaries, Spieth Merger Sub, Inc. and Fowler Merger Sub, Inc., will merge with and into NAM and Forbes, respectively. As a result of these mergers, which we call the “NAM Merger” and the “Forbes Merger,” respectively, each of NAM and Forbes will become wholly owned subsidiaries of Arita. We refer to the NAM Merger and the Forbes Merger collectively in this proxy statement/prospectus as the “mergers.”

Immediately prior to the record date for the special meeting of the Forbes stockholders, Ascribe Capital LLC (“Ascribe Capital”) and its affiliates (collectively, the “Ascribe Entities”), and Solace Capital Partners, L.P. (“Solace”) and its affiliates (collectively, the “Solace Entities”) exchanged an equal amount of Forbes Convertible PIK Notes (as defined below) (including all accrued interest thereon) then held by them for such number of shares of Forbes common stock that resulted in the Ascribe Entities and Solace collectively beneficially owning an aggregate amount of Forbes common stock representing approximately 51% of the voting power of the outstanding shares of Forbes common stock (the “Forbes PIK Exchange”). Immediately prior to the effective time of the mergers, the balance of the aggregate principal amount of Forbes

Convertible PIK Notes that is held by the Ascribe Entities and Solace will be contributed to Arita in exchange for shares of Arita Class A common stock (the “Forbes PIK Contribution”). Prior to the effective time of the mergers, Forbes will cause the aggregate principal amount of its 5.00% Subordinated Convertible PIK Notes due June 30, 2020 (the “Forbes Convertible PIK Notes”) outstanding at such time that is not held by the Ascribe Entities or Solace to convert into shares of Forbes common stock in accordance with the indenture governing the Forbes Convertible PIK Notes (the “Forbes PIK Conversion”). After the consummation of the Forbes PIK Exchange, the Forbes PIK Contribution and the Forbes PIK Conversion, Superior (indirectly through wholly-owned subsidiaries) and the former holders of Forbes common stock and Forbes Convertible PIK Notes will be the holders of the outstanding common stock of Arita.

Additional information on the mergers is set forth beginning on page 44.

Q:	Why is Forbes proposing the Forbes Merger?

A:

Forbes management and the Forbes board of directors regularly review the performance, strategy, competitive position, opportunities and prospects of Forbes in light of the then-current business and economic environments, as well as developments in the onshore oil and gas services industry and the opportunities and challenges facing participants in the industry. These reviews have included consideration of and discussions with other companies from time to time regarding potential strategic alternatives, including business combinations and other strategic combinations, as well as the possibility of Forbes remaining an independent company. Following a review by the Forbes special committee and the Forbes board of directors, the Forbes board of directors determined, upon recommendation by the Forbes special committee, that the Forbes Merger is fair to and in the best interests of Forbes and its stockholders.

Q:	What will I receive for my shares?

A:

At the effective time of the mergers, former holders of Forbes common stock and Forbes Convertible PIK Notes will, collectively, have the right to receive approximately 50.1% of the Arita Class A common stock, representing an approximate 35% economic interest in the common stock of Arita (the “Forbes Merger Consideration”). If, immediately prior to the completion of the mergers, Forbes’ net debt (as defined in the merger agreement) exceeds $3 million, then the Forbes exchange ratio will be decreased on a pro rata basis by 0.25% for each $700,000 of Forbes net debt in excess of $3 million (provided that such decrease will not exceed 0.73%), and the NAM exchange ratio will be increased by the same percentage. An aggregate of 1.5% of the Forbes Merger Consideration will be allocated, pro rata, to the outstanding shares of Forbes common stock (including for this purpose shares issuable in respect of awards of restricted stock units and performance stock units of Forbes). An aggregate of 98.5% of the Forbes Merger Consideration will be allocated, pro rata, to the former holders of Forbes Convertible PIK Notes following consummation of (x) the Forbes PIK Exchange, (y) the Forbes PIK Contribution, and (z) the Forbes PIK Conversion. Former holders of Forbes common stock and Forbes Convertible PIK Notes will also have the right to receive cash for any fractional share of Arita Class A common stock that they would otherwise be entitled to receive in the Forbes Merger. For additional information regarding the Forbes exchange ratio, see “Risk Factors – Risks Relating to the Mergers” beginning on page 28 of this proxy statement/prospectus.

Additional information on the consideration to be received in the Forbes Merger is set forth beginning on page 90.

Q:	What does it mean that Arita will be an emerging growth company?

A:

Section 102(b)(1) of the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a registration statement under the Securities Act declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. This may make comparison of Arita’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Q:	What will be the business of Arita after the consummation of the mergers?

A:

Upon completion of the mergers, NAM and Forbes will be wholly owned subsidiaries of Arita and, as a result, Arita will hold what today are NAM’s and Forbes’ independent businesses. NAM provides a wide variety of services and products to the energy industry. NAM serves oil and natural gas exploration and production companies throughout North America and offers products and services with respect to the various phases of a well’s economic life cycle. NAM reports its operating results in two business segments: Well Services and Fluid Management. Forbes is an independent oilfield services contractor with its historical principal revenue generating activities organized into three service lines: Well Servicing, Coiled Tubing and Fluid Logistics. Forbes’ operations are concentrated in the major onshore oil and natural gas producing regions of Texas, plus one location in Pennsylvania.

Combining NAM and Forbes will establish Arita as a leading, public U.S. onshore consolidator of production, completion and fluid solutions with approximately 3,500 employees operating five service lines across six major U.S. oil and gas producing basins. After the consummation of the mergers, Arita will be focused on completion, production and water solutions for land-based U.S. oil and gas production.

Q:	What are the material U.S. federal income tax consequences of the Forbes Merger to U.S. holders of Forbes common stock?

A:

It is a condition to the obligation of Forbes to complete the mergers that Forbes receive an opinion from Fried, Frank, Harris, Shriver & Jacobson LLP (“Fried Frank”), dated as of the closing date of the mergers (the “closing date”), to the effect that for U.S. federal income tax purposes, the mergers, the Forbes Term Loan Contribution (as defined below) and the Forbes PIK Contribution will together qualify as a transaction described in Section 351 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”). It is a condition to the obligations of Superior Energy Services, Inc. and NAM to complete the mergers that Superior Energy Services, Inc. and NAM receive an opinion from Latham & Watkins LLP (“Latham”), dated as of the closing date, to the effect that for U.S. federal income tax purposes, the mergers, the Forbes Term Loan Contribution and the Forbes PIK Contribution will together qualify as a transaction described in Section 351 of the Code. Assuming the mergers, the Forbes Term Loan Contribution and the Forbes PIK Contribution are treated for U.S. federal income tax purposes as described above, a “U.S. holder” (as defined in “Material U.S. Federal Income Tax Consequences” beginning on page 86 of this proxy statement/prospectus) of Forbes common stock will not recognize gain or loss for U.S. federal income tax purposes upon the exchange of their shares of Forbes common stock for shares of Arita Class A common stock in the Forbes Merger, except with respect to cash received in lieu of a fractional share of Arita Class A common stock.

Please carefully review the information set forth in the section entitled “Material U.S. Federal Income Tax Consequences” beginning on page 86 of this proxy statement/prospectus for a general discussion of the material U.S. federal income tax consequences of the Forbes Merger. You are strongly urged to consult your own tax advisors as to the specific tax consequences to you of the Forbes Merger.

Q:

What vote is required to approve the Forbes Merger, the amendment to the Forbes certificate of incorporation and the approval, on an advisory (non-binding) basis, of specified compensation that may be received by Forbes’ named executive officers in connection with the mergers?

A:

The affirmative vote of a majority of votes cast by Forbes stockholders entitled to vote thereon and present in person or represented by proxy as of the close of business on                , 2020, the record date for the

Forbes special meeting, is required to adopt the merger agreement (and thereby approve the Forbes Merger) and the amendment to the Forbes certificate of incorporation. The affirmative vote of a majority of the shares of Forbes common stock present and voting at the Forbes special meeting is required for the approval, on an advisory (non-binding) basis, of specified compensation that may be received by Forbes’ named executive officers in connection with the mergers. At the record date, directors and executive officers of Forbes and their respective affiliates had the right to vote (inclusive of shares of Forbes common stock held by Ascribe and Solace) of the then outstanding shares of Forbes common stock. Each of Forbes’ directors and executive officers has indicated his or her present intention to vote, or cause to be voted, the shares of Forbes common stock owned by him or her for the adoption of the merger agreement, the amendment to the Forbes certificate of incorporation and the approval, on an advisory (non-binding) basis, of specified compensation that may be received by Forbes’ named executive officers in connection with the mergers.

In connection with the execution of the merger agreement, Superior, Forbes and New NAM, Inc. entered into voting and support agreements (collectively, the “voting agreements”) with the following stockholders of Forbes: Ascribe Capital, LLC (“Ascribe Capital”) and Ascribe Management LLC (“Ascribe Management” and together with Ascribe Capital, “Ascribe”), Solace, John E. Crisp (the Chief Executive Officer of Forbes) and L. Melvin Cooper (the Chief Financial Officer of Forbes). Pursuant to the voting agreements, subject to certain exceptions, the Forbes stockholders that are party to the voting agreements have committed to vote the shares of Forbes common stock they beneficially own in favor of the adoption of the merger agreement and any other matters necessary for the consummation of the transactions contemplated by the merger agreement, including the mergers. Ascribe and Solace collectively beneficially own approximately 51% of the outstanding common stock of Forbes as of the date of this proxy statement/prospectus. As a result, Ascribe and Solace have the ability to approve the merger agreement and the Forbes Merger without the vote of any other stockholder.

Additional information on the vote required to approve the Forbes Merger is located on page 173.

Q:	Why am I being asked to approve the amendment to Forbes’ certificate of incorporation?

A:

At the special stockholder meeting, Forbes is seeking stockholder approval of an amendment of the Forbes certificate of incorporation to increase the authorized number of shares of Forbes common stock in order to satisfy the obligations of Forbes upon a conversion of outstanding Forbes Convertible PIK Notes in connection with the Forbes Merger.

Q:

How does the Forbes board of directors recommend that I vote with respect to the Forbes Merger, the amendment to the certificate of incorporation and the approval, on an advisory (non-binding) basis, of specified compensation that may be received by Forbes’ named executive officers in connection with the mergers?

A:

The Forbes special committee was formed in connection with the Forbes board of directors’ consideration of the transaction. On December 17, 2019, the Forbes special committee unanimously resolved to recommend that the Forbes board of directors approve and declare advisable the merger agreement and the transactions contemplated thereby. Also on December 17, 2019, the Forbes board of directors unanimously determined that the merger agreement and the transactions contemplated thereby were fair to, and in the best interests of, Forbes and its stockholders, approved and declared advisable the merger agreement and the transactions contemplated thereby, and directed that the merger agreement and the transactions contemplated thereby be submitted to the Forbes stockholders for their approval. The Forbes board of directors unanimously recommends that the stockholders of Forbes vote “FOR” the proposal to adopt the merger agreement and consummate the Forbes Merger, “FOR” the proposal to amend the Forbes certificate of incorporation to increase the number of authorized shares of Forbes common stock and “FOR” the approval, on an advisory (non-binding) basis, of specified compensation that may be received by Forbes’ named executive officers in connection with the Forbes Merger.

Additional information on the recommendations of the Forbes special committee and the Forbes board of directors is set forth in “The Mergers – Forbes’ Reasons for the Mergers and Recommendation of the Forbes special committee and board of directors” beginning on page 59.

You should note that some Forbes directors and executive officers, and their affiliates, have interests in the mergers that are different from, or in addition to, the interests of other Forbes stockholders. Information relating to the interests of Forbes’ directors and executive officers, and their affiliates, in the mergers is set forth in “The Mergers – Interests of Certain Forbes Directors and Executive Officers in the mergers” beginning on page 83.

Q:	Will Arita’s shares be traded on an exchange following the mergers?

A:

Shares of Arita Class A common stock will not initially be eligible to trade on an exchange following the mergers, and are expected to be listed on the OTCQX Best Market under the symbol “    ”. Arita will have an obligation under a Stockholders and Registration Rights Agreement (the “Stockholders and Registration Rights Agreement”) to be entered into by Superior, the Ascribe Entities and Solace to use its commercially reasonable efforts to cause the Class A common stock of Arita to be listed on the highest listing tier of the NASDAQ, or other national securities exchange on which it is listed, that is available to it, based on the applicable listing criteria.

Q:	When do you expect to complete the mergers?

A:

We are working to complete the mergers in the second quarter of 2020, although we cannot assure completion by any particular date. If Forbes’ stockholders adopt the merger agreement at the Forbes special meeting, we expect that the other conditions to completion of the mergers will be satisfied and the mergers will be consummated as soon as practicable after the special meeting.

Q:	Who will serve as the directors and executive officers of Arita after the consummation of the mergers?

A:

Upon consummation of the mergers, (1) Superior’s current Chief Executive Officer and President, David D. Dunlap, will become Chairman and Chief Executive Officer of Arita, (2) Brian K. Moore, Superior’s current Executive Vice President of Corporate Services, will become Chief Operating Officer of Arita and (3) Justin Boyd, Superior’s current President of U.S. Onshore Services, will become Vice President of Operations of Arita. Mr. Dunlap is expected to serve as Chairman of a four-person board of directors. Trevor Turbidy and John Rynd will be independent directors of Arita and will serve until their successors have been duly elected or appointed and qualified, or their earlier death, resignation or removal. An additional independent director will be identified prior to the consummation of the mergers. Additional members of senior management of Arita are expected to be appointed at the time of the mergers. Additional information about the directors and executive officers of Arita after consummation of the mergers is set forth in “The Mergers – Governance Structure and Management Positions” beginning on page 76.

Q:	Are there risks associated with the mergers?

A:

Yes, there are important risks associated with the mergers. We encourage you to read carefully and in their entirety the sections of this proxy statement/prospectus entitled “Risk Factors” and “Cautionary Information Regarding Forward-Looking Statements” beginning on pages 28 and 42, respectively. These risks include, among others, risks relating to the uncertainty that the mergers will close, the uncertainty that Arita will be able to integrate the combined businesses of NAM and Forbes successfully and uncertainties relating to the performance of Arita after the mergers.

PROCEDURES

Q:	What do I need to do now?

A:

After carefully reading and considering the information contained in this proxy statement/prospectus, please complete and sign your proxy card and return it in the enclosed postage-paid envelope as soon as possible so that your shares may be represented at the special meeting. Alternatively, you may cast your vote by telephone or Internet by following the instructions on your proxy card. In order to ensure that your vote is recorded, please vote your proxy as instructed on your proxy card, or on the voting instruction form provided by the record holder if your shares are held in the name of your broker or other nominee, even if you currently plan to attend the special meeting in person.

Additional information on voting procedures is located beginning on page 173.

Q:	What should I do if I receive more than one set of voting materials?

A:

You may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please follow the instructions and vote in accordance with each proxy card and voting instruction card you receive.

Q:	Should I send in my share certificates now?

A:

No. If the mergers are completed, we will send the former holders of Forbes common stock written instructions for delivery of their share certificates representing shares of Forbes common stock. Arita shares will be in uncertificated, book-entry form unless a physical certificate is requested by the holder. Additional information on the procedures for exchanging certificates representing shares of Forbes common stock is set forth in “The merger agreement – Procedures for Exchange of Share Certificates” beginning on page 91.

Q:	If my shares are held in “street name” by a broker or other nominee, will my broker or nominee vote my shares for me?

A:

If you do not provide your broker with instructions on how to vote your “street name” shares, your broker will not be permitted to vote them on the proposals related to the adoption of the merger agreement, the amendment to the Forbes certificate of incorporation to increase the number of authorized shares of Forbes common stock or the approval, on an advisory (non-binding) basis, of specified compensation that may be received by Forbes’ named executive officers in connection with the mergers at the special meeting. You should therefore be sure to provide your broker with instructions on how to vote your shares. You should check the voting form used by your broker to see if your broker offers telephone or Internet voting. If you do not give voting instructions to your broker, your shares will be counted towards a quorum at the special meeting, but effectively will be treated as voting against the adoption of the merger agreement and the amendment to the Forbes certificate of incorporation to increase the number of authorized shares unless you appear and vote in person at the special meeting. If your broker holds your shares and you plan to attend and vote at the Forbes special meeting, please bring a letter from your broker identifying you as the beneficial owner of the shares and authorizing you to vote.

Additional information on how to vote if your shares are held in street name is located beginning on page 174.

Q:	What if I do not vote on the matters relating to the mergers?

A:

Because adoption of the merger agreement and approval of the amendment to the Forbes certificate of incorporation require the affirmative vote of a majority of the shares of Forbes common stock outstanding and entitled to vote as of the record date, if you abstain or fail to vote your shares in favor of these matters, this will have the same effect as voting your shares against adoption of the merger agreement and the amendment to the Forbes certificate of incorporation. Failure to obtain sufficient votes to amend the Forbes certificate of incorporation in order to increase the authorized number of shares of Forbes common stock would mean that Forbes would not be able to meet its obligations upon a conversion of outstanding Forbes Convertible PIK Notes. If you fail to respond with a vote or fail to instruct your broker or other nominee how to vote on the Forbes Merger and the amendment to the Forbes certificate of incorporation, it will have the same effect as a vote against the Forbes Merger and the amendment to the Forbes certificate of incorporation. If you respond but do not indicate how you want to vote on the Forbes Merger and the amendment to the Forbes certificate of incorporation, your proxy will be counted as a vote in favor of adoption of the merger agreement and the amendment to the Forbes certificate of incorporation.

Pursuant to the voting agreements, subject to certain exceptions, Ascribe and Solace have committed to vote the shares of Forbes common stock they beneficially own in favor of the adoption of the merger agreement and any other matters necessary for the consummation of the transactions contemplated by the merger agreement, including the mergers. Ascribe and Solace collectively beneficially own approximately 51% of the outstanding common stock of Forbes as of the date of this proxy statement/prospectus. As a result, Ascribe and Solace have the ability to approve the merger agreement, the Forbes Merger and the amendment to the Forbes certificate of incorporation without the vote of any other stockholder.

Q:	What if I want to change my vote?

A:

If you are a stockholder of record of Forbes, you may send a later-dated, signed proxy card so that it is received prior to the special meeting, or you may attend the special meeting in person and vote. You may also revoke your proxy card by sending a notice of revocation that is received prior to the special meeting to Forbes’ Corporate Secretary at the address set forth under “The Companies” beginning on page 112. You may also change your vote by telephone or Internet. You may change your vote by using any one of these methods regardless of the procedure used to cast your previous vote.

If your shares are held in “street name” by a broker or other nominee, you should follow the instructions provided by your broker or other nominee to change your vote.

Q:	Do I have appraisal rights?

A:

Holders of Forbes common stock as of the record date for the Forbes special meeting that do not vote in favor of the Forbes Merger are entitled to appraisal rights under Delaware law in connection with the Forbes Merger. Additional information about the Forbes stockholders’ appraisal rights is set forth in “Appraisal Rights and Dissenters’ Rights” beginning on page 79.

SUMMARY

This summary highlights selected information contained in this proxy statement/prospectus and may not contain all the information that is important to you. You should carefully read this proxy statement/prospectus in its entirety, as well as the annexes. See “Where You Can Find More Information” beginning on page 199. Page references are included parenthetically to direct you to a more complete description of the topics presented in this summary.

In this proxy statement/prospectus, “Arita” refers to Arita Energy, Inc. (formerly known as Spieth Newco, Inc.), “Forbes” refers to Forbes Energy Services Ltd. and its consolidated subsidiaries, “Superior” refers to Superior Energy Services, Inc. and its consolidated subsidiaries, and the “merger agreement” refers to the Agreement and Plan of Merger, dated December 18, 2019 (the “original merger agreement”), as amended on February 20, 2020 by Amendment No. 1 to Agreement and Plan of Merger (the “merger agreement amendment”), by and among Superior Energy Services, Inc., New NAM, Inc., Forbes Energy Services Ltd., Arita Energy, Inc. (formerly known as Spieth Newco, Inc.), Spieth Merger Sub, Inc., and Fowler Merger Sub, Inc., a copy of which is attached as Annex A and Annex A-1 to this proxy statement/prospectus. “NAM” refers only to: (i) prior to the consummation of the mergers, certain wholly owned subsidiaries of Superior operating in North America, which will include Superior’s U.S. service rig, coiled tubing, wireline, pressure control, flowback, fluid management and accommodation services lines (the “Superior North American Business”) and (ii) subsequent to the consummation of the mergers, New NAM, Inc., a wholly owned subsidiary of Arita formed to own the Superior North American Business.

The Companies (see page 112)

Arita Energy, Inc. (formerly known as Spieth Newco, Inc.) (“Arita”)

3000 South Business Highway 281

Alice, Texas 78332

(361) 664-0549

Arita is a Delaware corporation formed for the purpose of holding NAM and Forbes as wholly owned subsidiaries following completion of the mergers. Following the mergers, Arita will have no significant assets other than the stock or other voting securities of NAM and Forbes, its wholly-owned subsidiaries.

Forbes Energy Services Ltd. (“Forbes”)

3000 South Business Highway 281

Alice, Texas 78332

(361) 664-0549

Forbes is an independent oilfield services contractor that provides a wide range of well site services to oil and natural gas drilling and producing companies to help develop and enhance the production of oil and natural gas. These services include well maintenance, completion services, workovers and re-completions, plugging and abandonment, tubing testing, fluid hauling and fluid disposal. Forbes’ operations are concentrated in the major onshore oil and natural gas producing regions of Texas, plus one location in Pennsylvania. For the year ended December 31, 2018, Forbes had revenues of approximately $180.9 million and a net loss of approximately $32.6 million. Forbes had revenues of approximately $188.4 million and a net loss of approximately $68.4 million for the year ended December 31, 2019.

New NAM, Inc. (“NAM”)

1001 Louisiana Street, Suite 2900

Houston, Texas 77002

(713) 654-2200

NAM is an indirect subsidiary of Superior formed to own the Superior North American Business. Following the mergers, NAM will become a wholly owned subsidiary of Arita.

Prior to the completion of the mergers, a series of restructuring transactions (the “NAM Restructuring”) will be completed whereby the Superior North American Business and its associated assets and liabilities will be separated from Superior and transferred to NAM. As a result of the NAM Restructuring, NAM and all other subsidiaries through which the Superior North American Business is conducted, including all of the businesses of SPN Well Services Inc., Complete Energy Services, Inc., Warrior Energy Services Corporation, H.B. Rentals, L.C., and Guard Drilling Mud Disposal, Inc., will own all right, title and interest in and to the assets associated with the Superior North American Business, and will be responsible for, to the extent applicable, the liabilities associated with the Superior North American Business, in accordance with their respective terms.

The Superior North American Business provides a wide variety of services and products to the energy industry, including servicing oil and natural gas exploration and production companies throughout North America and offering products and services with respect to the various phases of a well’s economic life cycle. NAM reports its operating results in two business segments: Well Services and Fluid Management.

Spieth Merger Sub, Inc. (“NAM Merger Sub”)

1001 Louisiana Street, Suite 2900

Houston, Texas 77002

(713) 654-2200

NAM Merger Sub is a wholly owned subsidiary of Arita, formed solely for the purpose of engaging in the NAM Merger and the other transactions contemplated by the merger agreement. In the NAM Merger, NAM Merger Sub will merge with and into NAM, with NAM surviving the NAM Merger as a wholly-owned subsidiary of Arita, and thereafter NAM Merger Sub will cease to exist.

Fowler Merger Sub, Inc. (“Forbes Merger Sub”)

3000 South Business Highway 281

Alice, Texas 78332

(361) 664-0549

Forbes Merger Sub is a wholly owned subsidiary of Arita, formed solely for the purpose of engaging in the Forbes Merger and the other transactions contemplated by the merger agreement. In the Forbes Merger, Forbes Merger Sub will merge with and into Forbes, with Forbes surviving the Forbes Merger as a wholly-owned subsidiary of Arita, and thereafter Forbes Merger Sub will cease to exist.

Superior Energy Services, Inc. (“Superior”)

1001 Louisiana Street, Suite 2900

Houston, Texas 77002

(713) 654-2200

Upon consummation of the mergers, the Superior North American Business will become part of the business of Arita, with Superior retaining an equity interest in Arita. Superior will be focused on providing primarily engineered products and services that routinely address the challenges of some of the world’s most complex oil and gas wells. This will include engineered solutions and rentals of downhole drilling tools and accessories, engineered and manufactured premium downhole sand control tools, engineered well control and pressure control services and international completion and production services. The Superior North American Business is excluded from the description of Superior’s business.

The Mergers

Recommendation of the Forbes Board of Directors (Pages 59 and 173-174)

On December 17, 2019, the Forbes special committee unanimously determined that the merger agreement and the transactions contemplated by the merger agreement were fair to, and in the best interests of, the Forbes stockholders, and the Forbes special committee unanimously resolved to recommend that the Forbes board of directors approve and declare advisable the merger agreement and the transactions contemplated thereby.

On December 17, 2019, after receiving the recommendation of the Forbes special committee, the Forbes board of directors unanimously:

•	determined that the merger agreement and the transactions contemplated by the merger agreement are advisable, fair to and in the best interests of Forbes and its stockholders;

•	approved the merger agreement; and

•	recommended that the Forbes stockholders vote for the adoption of the merger agreement at the special meeting of stockholders of Forbes.

To review the risks related to the mergers and the combined company following consummation of the mergers, please see “Risk Factors” beginning on page 28. To review the background and reasons for the mergers, please see the sections beginning on pages 44 and 57, respectively.

Opinion of Forbes’ Financial Advisor (Page 66)

On December 17, 2019, Simmons Energy | A Division of Piper Sandler & Co. (“Simmons”), rendered its oral opinion to the Forbes special committee (which was subsequently confirmed in writing by delivery of Simmons’ written opinion dated the same date) to the effect that, as of December 17, 2019, the Forbes Common Exchange Ratio (as defined below) was fair, from a financial point of view, to the holders of Forbes common stock (other than Superior and its affiliates, holders of dissenting shares, the holders of the Forbes Convertible PIK Notes, parties to the Forbes Term Loan Agreement, and other affiliates of Forbes). Simmons has not been requested to and is not expected to update or reaffirm its opinion.

Simmons’ opinion was directed to the Forbes special committee and only addressed the fairness from a financial point of view of the Forbes Common Exchange Ratio and did not address any other aspect or implication of the mergers. The summary of Simmons’ opinion in this proxy statement/prospectus is qualified in its entirety by reference to the full text of Simmons’ written opinion, which is included as Annex B to this proxy statement/prospectus and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Simmons in preparing its opinion. Forbes encourages its stockholders to carefully read the full text of Simmons’ written opinion. However, neither Simmons’ written opinion nor the summary of its opinion and the related analyses set forth in this proxy statement/prospectus are intended to be, and do not constitute advice or a recommendation to any stockholder as to how such stockholder should vote or act with respect to any matter relating to the mergers. As used herein, “Forbes Common Exchange Ratio” means, with respect to each share of Forbes common stock issued and outstanding immediately prior to the effective time of the mergers (including following the conversion, exchange, and contribution of the Forbes Convertible PIK Notes described herein), the right to receive approximately 0.004377 shares of Arita Class A common stock.

The Forbes Common Exchange Ratio was based upon Forbes common stock outstanding on a fully diluted basis of 5.997 million. The actual exchange ratio may be higher or lower as a result of changes in Forbes’ fully diluted shares outstanding after December 13, 2019.

Pursuant to an engagement letter between Forbes and Simmons, effective December 5, 2019 (as amended), Forbes agreed to pay Simmons a retainer fee of $100,000, a fee of $500,000 upon the delivery of its written opinion and a fee of $3.5 million contingent upon the successful consummation of a transaction involving Forbes, against which the retainer fee and opinion fee will be credited.

Interests of Certain Forbes Directors and Executive Officers in the Mergers (Page 83)

You should be aware that certain of Forbes directors and executive officers, and their affiliates, have interests in the mergers that are different from, or in addition to, the interests of other Forbes stockholders. Each of Ascribe Capital and Solace have designated directors serving on the Forbes board of directors. Affiliates of each of Ascribe Capital and Solace are holders of Forbes Convertible PIK Notes and a portion of Forbes’ term loan, and affiliates of Ascribe Capital also hold securities of Superior. Additionally, each of John E. Crisp (the Chief Executive Officer of Forbes), L. Melvin Cooper (the Chief Financial Officer of Forbes) and Steve Macek (the Senior Vice President and Co-Chief Operating Officer of Forbes) hold shares of Forbes common stock and Forbes restricted stock units that will automatically be cancelled and converted into shares of Forbes common stock immediately prior to the effective time of the Forbes Merger. Additionally, in the event of certain terminations of employment following a change in control of Forbes, which includes the Forbes Merger, each of Messrs. Crisp and Cooper will be entitled to continuation of his base salary, bonus and benefits through the terms of his employment agreement.

Governance Structure and Management Positions (Page 76)

Upon consummation of the mergers, it is expected that (1) Superior’s current Chief Executive Officer and President, David D. Dunlap, will become Chairman and Chief Executive Officer of Arita, (2) Brian K. Moore, Superior’s current Executive Vice President of Corporate Services, will become Chief Operating Officer of Arita and (3) Justin Boyd, Superior’s current President of U.S. Onshore Services will become Vice President of Operations of Arita. Mr. Dunlap is expected to serve as Chairman of a four-person board of directors. Immediately following the consummation of the mergers, Arita’s board of directors will consist of Mr. Dunlap and independent directors Trevor Turbidy and John Rynd. One additional independent director will be identified prior to the consummation of the mergers. Additional members of senior management are expected to be appointed at the time of the mergers.

Workforce and Employee Benefits Matters (Page 77)

Forbes Restricted Stock Units

Immediately prior to the effective time of the mergers, each outstanding award of a Forbes restricted stock unit (collectively, “Forbes RSUs”) granted under Forbes’ equity compensation plans (the “Forbes Stock Plans”) that is subject to time-based vesting requirements will automatically be cancelled and converted into a share of Forbes common stock. As a result of the Forbes Merger, such shares of Forbes common stock will be converted into the right to receive shares of Arita Class A common stock on the same basis as all other shares of Forbes common stock.

Forbes Performance Stock Units

Immediately prior to the effective time of the mergers, each outstanding award of a Forbes restricted stock unit (“Forbes PSUs” and, together with the Forbes RSUs, the “Forbes Equity Awards”) granted under the Forbes Stock Plans that is subject to performance-based vesting requirements will automatically be cancelled and converted into a share of Forbes common stock. As a result of the mergers, such shares of Forbes common stock will be converted into the right to receive shares of Arita Class A common stock on the same basis as all other shares of Forbes common stock.

Long Term Incentive Plan

In connection with the mergers, Arita may adopt various other compensation and benefits plans for its officers and employees, the terms of which have not yet been determined as of the date of this proxy statement/prospectus. In addition, Arita will approve and adopt a management long term incentive plan, which will become effective as of the closing of the mergers and pursuant to which Arita may grant equity and long-term incentive compensation to its employees and officers following the closing of the mergers. For additional information regarding the terms of the Arita LTIP, refer to the discussion under the heading “Description of Arita’s Long Term Incentive Plan” on page 164 below.

Accounting Treatment (Page 78)

The mergers will be accounted for as a business combination in accordance with accounting principles generally accepted in the United States (“GAAP”). ASC Topic 805 “Business Combinations” requires the use of purchase accounting for business combinations. In applying purchase accounting, it is necessary to identify both the accounting acquiree and the accounting acquirer. In identifying the accounting acquirer in a combination effected through an exchange of equity interests, all pertinent facts and circumstances must be considered, including the following:

•

The relative voting interests in the combined company. In accordance with the terms of the merger agreement, following the consummation of the mergers, Superior will own approximately 49.9% of the Class A common stock of the combined company and former holders of Forbes common stock and Forbes Convertible PIK Notes will collectively own approximately 50.1% of Class A common stock of the combined company.

•

The composition of the senior management of the combined company. In accordance with the terms of the merger agreement, the senior management of Arita at the effective time will be composed of the executive officers of NAM immediately prior to the consummation of the mergers.

•

NAM’s relative size is significantly larger than that of Forbes. Based on the key financial metrics, specifically total assets, total liabilities, total revenues and total net losses; NAM is significantly larger than Forbes. As of December 31, 2019, on a pro forma basis, NAM’s total assets and total liabilities (excluding long-term debt) represented 70% and 65%, respectively, of the combined company’s total assets and liabilities. For the year ended December 31, 2019, on pro forma basis, NAM’s total revenues represented 76% of the combined company’s total revenues.

•

Location of Arita’s headquarters. The operational headquarters of Arita are in Houston, Texas, and it occupies a portion of the corporate office facility in which Superior (NAM’s shareholder) is also located. Forbes is headquartered in Alice, Texas.

Based on the facts and circumstances outlined above as well as the other factors listed in ASC 805, NAM and Forbes have determined that the business combination should be treated as a acquisition, with NAM as the accounting acquirer. NAM will apply the acquisition method of accounting to the assets and liabilities of Forbes upon consummation of the mergers. Upon completion of the mergers, the historical financial statements of the combined company will be those of NAM.

Appraisal Rights and Dissenters’ Rights (Page 79)

Under the Delaware General Corporation Law (“DGCL”), shares of Forbes’ common stock outstanding as of the record date for the Forbes special meeting that are held by any Forbes stockholder who has not voted in favor of the Forbes Merger and who is entitled to demand and properly demands appraisal of such shares pursuant to Section 262 of the DGCL (and who does not fail to perfect or otherwise effectively withdraw their demand or waive or lose the right to appraisal) (which shares of Forbes common stock we refer to as “dissenting shares”) will not be converted into or represent the right to receive the Forbes Merger Consideration (as defined herein). Instead, holders of dissenting shares who have properly perfected their appraisal rights will be entitled to receive only the payment in cash, solely from Arita, of the appraisal value of the shares of Forbes common stock held by them in accordance with Section 262 of the DGCL and as determined by the Delaware Court of Chancery, exclusive of any element of value arising from the accomplishment or expectation of the mergers. This appraisal value could be more than, the same as, or less than the equivalent amount a Forbes stockholder would be entitled to receive under the merger agreement. Because of the complexity of the Delaware law relating to appraisal rights, if you are considering exercising your appraisal rights, you are encouraged to seek the advice of your own legal counsel. A copy of Section 262 of the DGCL is also included as Annex C to this proxy statement/prospectus.

Financing Matters (Page 107)

Arita Credit Facility (Page 108)

Arita will be the borrower under an up to $150 million asset-based revolving credit facility (the “Arita Credit Facility”) of which $110 million is committed as of the date of this proxy statement/prospectus, which will mature either (a) five years after the consummation of the mergers or (b) on the date that is ninety-one days prior to February 1, 2025 if any Arita Bonds remain outstanding on such date. The borrowing base under the Arita Credit Facility will be calculated based on a formula referencing Arita’s and Arita’s subsidiary guarantors’ eligible billed and unbilled accounts receivable, eligible inventory and certain eligible cash, less reserves. Availability under the Arita Credit Facility will be (i) the lesser of (A) the commitments and (B) the borrowing base, less (ii) the amount utilized under the Arita Credit Facility. The Arita Credit Facility also will include a $60 million sublimit for the issuance of letters of credit, approximately $7.2 million of which is expected to be utilized at the consummation of the mergers to backstop letters of credit issued under Forbes’ existing revolving credit facility. Under certain circumstances, Arita will be able to increase the commitments available to be borrowed under the Arita Credit Facility by an amount up to $100 million, subject to certain conditions, including receiving such commitments from lenders.

SESI Credit Facility

In connection with, and as a condition to, the mergers, SESI, L.L.C., a wholly owned subsidiary of Superior (“SESI”), is seeking an amendment to the SESI Credit Facility (as defined below) to obtain consent under the SESI Credit Facility to proceed with the mergers.

Exchange Financing (Page 107)

In connection with, and as a condition of the mergers, SESI must consummate its offer to exchange $635 million of its $800 million aggregate principal amount of its outstanding 7.125% Senior Notes due 2021 (the “Original Notes”) for $635 million of newly issued 7.125% Senior Notes due 2021 (the “New Notes”) (as may be amended from time to time, the “Exchange Offer”), and its concurrent solicitation of consents (the “Consent Solicitation”) from eligible holders of the Original Notes to amend (the “Proposed Amendment”) the indenture dated December 6, 2011, governing the Original Notes (the “Original Notes Indenture”), to effect a certain amendment to the Original Notes Indenture, in each case, upon the terms and subject to the conditions set forth in SESI’s offering memorandum and consent solicitation statement, dated as of January 6, 2020 (as amended by the press releases dated January 16, 2020 and January 22, 2020 and Supplement No. 1 to the Offering Memorandum and Consent Solicitation Statement, dated as of January 31, 2020, and as may be further amended or supplemented from time to time, the “Offering Memorandum”). The Exchange Offer and Consent Solicitation is sometimes referred to herein as the “Exchange Financing.” The indenture governing the Arita Bonds will contain restrictive covenants customary for issuances of high-yield secured notes of this type.

The Exchange Offer and the Consent Solicitation were consummated on February 24, 2020. At the expiration of the Exchange Offer, $617,940,000 in aggregate principal amount, or 77.24%, of the outstanding Original Notes were validly tendered and not withdrawn.

NAM Stockholder Approval (Page 105)

As an inducement to the parties to enter into the merger agreement, SESI, in its capacity as sole stockholder of NAM, has executed and delivered a written consent authorizing, approving and adopting the merger agreement. No approval of the Superior stockholders is required in connection with the authorization, approval and adoption of the merger agreement.

Treatment of Forbes Convertible PIK Notes (Page 103)

Pursuant to the Exchange and Contribution Agreement entered into by Forbes, Arita, Ascribe Capital and Solace Capital on December 18, 2019 (the “Exchange and Contribution Agreement”), prior to the record date for the special meeting of the Forbes stockholders, each of Ascribe Capital and Solace exchanged an equal amount of Forbes Convertible PIK Notes (including all accrued interest thereon) then held by it and its affiliates for such number of shares of Forbes common stock that resulted in and Solace collectively beneficially owning an aggregate amount of Forbes common stock representing approximately 51% of the voting power of the outstanding shares of Forbes common stock (the “Forbes PIK Exchange”).

Also pursuant to the Exchange and Contribution Agreement, and effective immediately prior to the effective time of the mergers, Ascribe the Ascribe Entities and Solace will contribute the remainder of the Forbes Convertible PIK Notes then held by it and its affiliates to Arita in exchange for shares of Arita Class A common stock (the “Forbes PIK Contribution”).

Prior to the effective time of the mergers, Forbes will cause the aggregate principal amount of its Forbes Convertible PIK Notes outstanding at such time that is not held by Ascribe Entities or Solace and its affiliates to convert into shares of Forbes common stock in accordance with the indenture governing the Forbes Convertible PIK Notes (the “Forbes PIK Conversion”).

The Forbes Convertible PIK Notes exchanged pursuant to the Forbes PIK Exchange, contributed pursuant to the Forbes PIK Contribution and converted pursuant to the Forbes PIK Conversion will each receive their pro rata share of the 98.5% of the Forbes Merger Consideration allocated to the Forbes Convertible PIK Notes

Treatment of Forbes Term Loan Agreement (Page 104)

Pursuant to the Exchange and Contribution Agreement, immediately prior to the closing of the mergers, Forbes will cause the aggregate principal amount outstanding under its term loan agreement (the “Term Loan Agreement”), together with accrued interest thereon, that is held by the Ascribe Entities and Solace as of immediately prior to the closing of the mergers to be exchanged for approximately $30 million in newly issued mandatory convertible preferred shares of Arita (the “Preferred Stock”, and such exchange, the “Forbes Term Loan Contribution”). The Preferred Stock will be entitled to cash dividends at a rate of 5% per annum, payable semi-annually, and will be subject to mandatory conversion on the third anniversary of the closing of the mergers into a number of shares of Arita Class A common stock representing a 20% economic interest in the shares of Arita common stock outstanding at the closing of the mergers on a fully diluted basis and representing an approximate 26.3% voting interest (given that Arita Class B common stock is non-voting) as of the effective time of the mergers and assuming none of the Arita Class B common stock is converted to Arita Class A common stock. The Preferred Stock issued to Ascribe and its affiliates will represent an approximate 10.4% economic interest and an approximate 13.7% voting interest in Arita, and the Preferred Stock issued to Solace and its affiliates will represent an approximate 9.6% economic interest and an approximate 12.6% voting interest in

Arita, in each case as of the effective time of the mergers and assuming none of the Arita Class B common stock is converted to Arita Class A common stock. The holders of Preferred Stock will vote with Arita common stock as a single class on an “as converted” basis and will have customary protective rights. Prior to the mandatory conversion of the Preferred Stock, former Forbes stockholders will collectively own an approximate 0.5% equity interest in the common stock of Arita and former holders of Forbes Convertible PIK Notes will collectively own an approximate 34.5% equity interest in the common stock of Arita. Of the 35% equity interest in the common stock of Arita collectively held by former holders of Forbes common stock and former holders of Forbes Convertible PIK Notes, Ascribe and its affiliates will own an approximate 18.5% equity interest in the common stock of Arita and Solace and its affiliates will own an approximate 13.6% equity interest in the common stock of Arita. Based upon the number of shares of Arita common stock outstanding giving effect to the mergers and assuming no additional issuances of common stock, following the mandatory conversion of the Preferred Stock, New Spieth, Inc., a subsidiary of Superior (“New Spieth”) would own a 52% economic interest in the common stock of Arita, former Forbes stockholders would own an approximate 0.4% economic interest in the common stock of Arita, former holders of Forbes Convertible PIK Notes would own an approximate 27.6% economic interest in the common stock of Arita, and former holders of the Preferred Stock would own a 20% economic interest in the common stock of Arita. Based upon the number of shares of Arita common stock outstanding giving effect to the mergers and assuming no additional issuances of common stock and that none of the Arita Class B common stock is converted to Arita Class A common stock, following the mandatory conversion of the Preferred Stock Ascribe and its affiliates would own an approximate 25.2% economic interest in the common stock of Arita and an approximate 33.2% voting interest and Solace and its affiliates would own an approximate 20.5% economic interest in the common stock of Arita and an approximate 27% voting interest.

Voting Agreements (Page 104)

In connection with the execution of the merger agreement, Superior, and Forbes, and New NAM, Inc. entered into voting and support agreements (collectively, the “voting agreements”) with the following stockholders of Forbes: Ascribe Capital, Solace, John E. Crisp (the Chief Executive Officer of Forbes) and L. Melvin Cooper (the Chief Financial Officer of Forbes). On December 30, 2019, the parties to Ascribe Capital’s voting agreement and Ascribe Management LLC entered into an amendment and joinder to Ascribe Capital’s voting agreement which joined Ascribe Management as a party to that Agreement in respect of the shares over which it has beneficial ownership. The Forbes stockholders that are party to the voting agreements have committed to vote the shares of Forbes common stock they beneficially own in favor of the adoption of the merger agreement and any other matters necessary for the consummation of the transactions contemplated by the merger agreement, including the mergers. The Ascribe Entities and Solace collectively beneficially own approximately 51% of the outstanding common stock of Forbes as of the date of this proxy statement/prospectus. As a result, the Ascribe Entities and Solace have the ability to approve the merger agreement and the Forbes Merger without the vote of any other stockholder.

Stockholders and Registration Rights Agreement (Page 105)

At the closing of the mergers, Arita will enter into a Stockholders and Registration Rights Agreement (the “Stockholders and Registration Rights Agreement”) with Superior, Ascribe and Solace (each, a “Major Shareholder” and together, the “Major Shareholders”), which will govern the rights and obligations of the Major Shareholders with respect to Arita following the closing of the mergers. Each of the Major Shareholders will cease to be considered a Major Shareholder in the event it ceases to beneficially own at least 10% of Arita’s outstanding voting securities.

Pursuant to the Stockholders and Registration Rights Agreement, certain actions by Arita will require (i) so long as Superior holds at least 35% of the Arita common stock, the prior written consent of Superior and one other Major Shareholder (if there is at least one other Major Shareholder), and (ii) from the date that Superior ceases to own 35% of the Arita common stock, the prior written consent of at least two Major Shareholders (for so long as there are two or more Major Shareholders, and thereafter, the consent of the sole Major Shareholder). Such actions include: (a) any equity repurchase or redemption by Arita, (b) entering into an agreement relating to the sale of all or substantially all of the assets of Arita or a merger or other business combination transaction, or series of transactions, that results in a change of control of Arita, (c) the acquisition of any company, business or assets involving the issuance of 15% or more of the common stock or 15% or more of the voting power of Arita outstanding before the issuance, whether in one or in a series of related transactions, (d) voluntarily filing for bankruptcy, liquidating or dissolving, (e) delisting from the NASDAQ or another national securities exchange, or (f) entering into an agreement to do any of the foregoing.

Following the closing of the mergers, (i) Superior will have the right to nominate (a) for so long as Superior continues to own 35% or more of the issued and outstanding common stock of Arita, two independent directors to the Arita board of directors, and (b) once Superior ceases to own 35% or more of the issued and outstanding common stock of Arita, for so long as it continues to be a Major Shareholder, one independent director to the Arita board of directors and (ii) Ascribe and Solace will collectively have the right to nominate a one independent director to the Arita board of directors until Ascribe and Solace cease to collectively beneficially own 10% or more of the issued and outstanding common stock of Arita.

Pursuant to the Stockholders and Registration Rights Agreement, Superior will be prohibited from (i) engaging in any business activity in the United States that will be conducted by and material to Arita and its subsidiaries or (ii) subject to certain thresholds, owning an interest in or otherwise participating in the operation or control of an entity that conducts such business. Superior will no longer be subject to these restrictions upon the later to occur of (i) the fifth anniversary of the closing of the mergers and (ii) the date on which Superior ceases to be a Major Shareholder.

Treatment of Forbes Registration Rights Agreement (Page 107)

Prior to the effective time of the mergers, Superior, Forbes and Arita will use commercially reasonable efforts to cause the termination of the Forbes Registration Rights Agreement, dated April 13, 2017 (the “Forbes Registration Rights Agreement”), by and among Forbes and certain holders of Forbes common stock. The merger agreement requires Superior, Forbes and Arita to use commercially reasonable efforts to negotiate in good faith to enter into a registration rights agreement among Superior, Arita and the holders of Forbes common stock that are party to the Forbes Registration Rights Agreement.

The Separation Agreement (Page 108)

Prior to the effective time of the mergers, SESI will enter into a separation agreement (the “Separation Agreement”) with Superior, Superior Energy Services-North America Services, Inc., New Spieth, Inc., New NAM, Inc., SPN Well Services, Inc. and, solely for limited purposes therein, Arita Energy, Inc. setting forth the terms of the consolidation of the Superior North American Business under the ownership of NAM as contemplated by the merger agreement.

Upon the terms and subject to conditions set forth in the Separation Agreement, the parties thereto will enter into a series of transactions to effectuate an internal restructuring (the “NAM Restructuring”) such that, after giving effect to the NAM Restructuring, the Superior North American Business will be separated from the other business of Superior and consolidated under NAM.

Summary of Merger Agreement (Annex A and Annex A-1)

The merger agreement is attached as Annex A and Annex A-1 to this proxy statement/prospectus and governs the terms of the mergers.

Conditions to the Mergers (Page 100)

The merger agreement contains a number of closing conditions, including the following conditions that apply to the obligations of each of Superior, NAM, Forbes, Arita, NAM Merger Sub and Forbes Merger Sub:

•	Forbes shall have obtained the approval of its stockholders to adopt the merger agreement;

•

any waiting period applicable to the completion of the mergers under the HSR Act shall have expired or shall have been earlier terminated (the parties have determined that the transactions contemplated by the merger agreement are not reportable under the HSR Act);

•	none of the parties to the merger agreement shall be subject to any decree, order or injunction of a U.S. court of competent jurisdiction that prohibits the consummation of the mergers;

•

the SEC shall have declared the registration statement, of which this proxy statement/prospectus forms a part, to be effective, and no stop order concerning the registration statement shall be in effect;

•

SESI shall have obtained necessary relief from the application of provisions of the SESI Credit Facility to the mergers and the other transactions contemplated by the merger agreement, except where the failure to obtain relief has not had and is not reasonably likely to have a material adverse effect on Arita after the consummation of the mergers;

•	the Arita Credit Facility shall have been consummated on terms substantially similar to those set forth in the commitment letter and related fee letters (the “Financing Letters”);

•

Arita shall have Availability (as defined in the Financing Letters) of not less than $40.0 million under the Arita Credit Facility, which shall not be reduced by any borrowing under the Arita Credit Facility on the closing date to fund fees in accordance with the terms of the Financing Letters;

•	the Exchange Financing shall have been consummated or shall be reasonably likely to be consummated substantially concurrently with the closing of the mergers; and

•

the boards of directors of Superior, Arita and Forbes shall have received opinions from an appraisal firm of national standing, in form and substance satisfactory and addressed to the respective boards regarding the solvency of Arita and Superior (after giving effect to the mergers).

In addition to the conditions described above, none of Superior, NAM and Forbes is obligated to effect the mergers unless the following conditions, as applicable, are satisfied or waived by that party on or before the closing date:

•	The other parties shall have performed in all material respects their covenants and agreements under the merger agreement.

•

The representations and warranties of the other party shall be true and correct (without regard to qualifications as to materiality or a material adverse effect) as of the closing date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except where the failure of any such representations and warranties to be true and correct, individually or in the aggregate, has not had and is not reasonably likely to have a material adverse effect on the party making the representation or warranty.

•	Such party shall have received from its tax counsel the tax opinion described under “Material U.S. Federal Income Tax Consequences” beginning on page 86.

•

No change, event, occurrence, state of facts or development shall have occurred and shall be continuing that, individually or in the aggregate, shall have had or shall be reasonably likely to have a material adverse effect on the other party.

•	NAM and Superior shall have consummated the transactions contemplated by the Separation Agreement.

•

Each of the Forbes PIK Exchange, the Forbes PIK Contribution and the Forbes Term Loan Contribution shall have been consummated in accordance with the applicable terms and conditions of the Exchange and Contribution Agreement.

•

The net debt amounts of Forbes and NAM, calculated not less than five business days prior to the closing of the mergers, shall not exceed $5 million in the case of Forbes and $230 million in the case of NAM.

No Solicitation of Alternate Proposals (Page 96)

The merger agreement contains customary “no solicitation” provisions that prohibit Forbes from taking any action to solicit a takeover proposal. The merger agreement does not, however, prohibit Forbes, prior to the adoption of the merger agreement by Forbes stockholders at the Forbes special meeting, from furnishing information to or participating in negotiations with a person making an unsolicited bona fide takeover proposal that Forbes’ board of directors determines is or is reasonably likely to lead to a superior proposal if the failure to do so would be inconsistent with Forbes’ board of directors’ fiduciary duties to its stockholders.

Termination of the Merger Agreement (Page 101)

The board of directors of NAM, Superior or Forbes may terminate the merger agreement at any time prior to the consummation of the mergers (including after the special meeting of the stockholders of Forbes, even if the stockholders have adopted the merger agreement) by mutual written consent, or if:

•

the parties have not consummated the mergers by May 31, 2020, and the party desiring to terminate the merger agreement for this reason has not failed to perform or observe in any material respect any of its obligations under the merger agreement in any manner that caused or resulted in the failure of the mergers to occur on or before that date;

•

a U.S. federal, state or non-U.S. court of competent jurisdiction or federal, state or non-U.S. governmental, regulatory or administrative agency or commission will have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the merger agreement and such order, decree, ruling or other action will have become final and nonappealable;

•	the stockholders of Forbes hold a meeting to consider the merger agreement but do not vote to adopt the merger agreement; or

•

one of the other parties has breached any representation or warranty or failed to perform any covenant or agreement in the merger agreement, or any representation or warranty of the other parties has become untrue, in any case such that the condition to the closing of the merger agreement related to the performance of the covenants and agreements in the merger agreement by the other party and the accuracy of the representations and warranties of the other party would not be satisfied as of the date of the termination, and the breach is not curable or, if curable, is not cured within 30 days after the party desiring to terminate the merger agreement gives written notice of the breach to the other party, and the party desiring to terminate the merger agreement is not, at the time of the termination, in breach of any representation, warranty, covenant or agreement in the merger agreement that would give rise to the right of the other party to terminate the merger agreement.

The board of directors of NAM and Superior may terminate the merger agreement if:

•	A Forbes adverse recommendation change has occurred; or

•	If any stockholder required to deliver to NAM a voting agreement fails to do so within one business day following the execution of the merger agreement.

Expenses and Termination Fees (Page 102)

Transaction Expenses

Pursuant to the merger agreement, if the mergers are consummated, all costs and expenses incurred by any party to the merger agreement in connection with the merger agreement and the transactions contemplated thereby will be paid by Arita, except as otherwise provided in the merger agreement and as otherwise agreed to in writing by the parties. If the mergers are not consummated, then all costs and expenses will be paid by the party incurring such expenses. Notwithstanding the foregoing, all fees and costs incurred by Superior or its affiliates in connection with the Exchange Financing will be borne by Superior, and, pursuant to the voting agreements with Ascribe and Solace, Forbes will be responsible for the reimbursements of any out-of-pocket fees and expenses incurred by Ascribe and Solace whether or not the mergers are consummated.

Forbes Termination Fee

Forbes is obligated to pay Superior a termination fee of $1.0 million if the merger agreement is terminated by NAM and Superior as a result of Forbes’ breach of its representations and warranties under the merger agreement or failure to perform any covenant or agreement in the merger agreement and, if at the time of such termination, all of the mutual closing conditions and the conditions to Forbes’ obligation to effect the mergers have been satisfied or waived, subject to certain exceptions.

Forbes is also obligated to pay Superior a termination fee of $1.0 million if no material adverse effect with regard to NAM has occurred and the merger agreement is terminated by NAM or Superior in the event:

•

the Forbes board of directors makes an adverse recommendation change, and at the time of such termination, a proposal for an alternative transaction involving Forbes has been publicly disclosed and not withdrawn; or

•

the approval of the merger agreement by the Forbes stockholders has not been obtained, and at the time of the Forbes stockholders meeting, an alternative transaction involving Forbes has been publicly disclosed and not withdrawn.

Superior Termination Fee

Superior is obligated to pay Forbes a termination fee of $3.0 million if the merger agreement is terminated by:

•	NAM, Superior or Forbes in the event the mergers have not been consummated by May 31, 2020; or

•	Forbes as a result of NAM’s or Superior’s breach of their respective representations and warranties under the merger agreement or failure to perform any covenant or agreement in the merger agreement;

provided, in each case, that at the time of such termination all of the mutual closing conditions and the conditions to Superior’s and NAM’s obligations to effect the mergers have been satisfied or waived.

If the merger agreement is terminated due to the reasons described immediately above, and at the time of such termination all of the mutual closing conditions and the conditions to Superior’s and NAM’s obligations to effect the mergers have been satisfied or waived other than (i) SESI obtaining relief under the SESI Credit Facility, (ii) entry into the Arita Credit Facility and Arita having not less than $40.0 million of borrowing availability (as defined in the Financing Letters) thereunder immediately following the closing of the mergers, or (iii) consummation of the Exchange Financing, then Superior will be obligated to pay Forbes a termination fee of $5.0 million.

Comparison of Stockholder Rights (Page 189)

Forbes and Arita are each incorporated under the laws of the State of Delaware. In accordance with the merger agreement, upon the consummation of the mergers, the former holders of Forbes common stock and Forbes Convertible PIK Notes will have the right to receive shares of Arita Class A common stock. Your rights as a stockholder of Arita will be governed by Delaware law, Arita’s amended and restated certificate of incorporation and Arita’s amended and restated bylaws. For a comparison of the material rights of Forbes stockholders and Arita stockholders under each company’s organizational documents and the Delaware statutory framework, please see “Comparison of Stockholder Rights” beginning on page 189.

Material U.S. Federal Income Tax Consequences (see page 86)

It is a condition to the obligation of Forbes to complete the mergers that Forbes receive an opinion from Fried, Frank, Harris, Shriver & Jacobson LLP, dated as of the closing date, to the effect that for U.S. federal income tax purposes, the mergers, the Forbes Term Loan Contribution and the Forbes PIK Contribution will together qualify as a transaction described in Section 351 of the Code. It is a condition to the obligations of Superior Energy Services, Inc. and NAM to complete the mergers that Superior Energy Services, Inc. and NAM receive an opinion from Latham & Watkins LLP, dated as of the closing date, to the effect that for U.S. federal income tax purposes, the mergers, the Forbes Term Loan Contribution and the Forbes PIK Contribution will together qualify as a transaction described in Section 351 of the Code. Assuming the mergers, the Forbes Term Loan Contribution and the Forbes PIK Contribution are treated for U.S. federal income tax purposes as described above, a U.S. holder of Forbes common stock will not recognize gain or loss for U.S. federal income tax purposes upon the exchange of shares of their Forbes common stock for shares of Arita Class A common stock in the Forbes Merger, except with respect to cash received in lieu of a fractional share of Arita Class A common stock.

Please carefully review the information set forth in the section entitled “Material U.S. Federal Income Tax Consequences” beginning on page 86 of this proxy statement/prospectus for a general discussion of the material U.S. federal income tax consequences of the Forbes Merger. You are strongly urged to consult your own tax advisors as to the specific tax consequences to you of the Forbes Merger.

Matters to be Considered at the Forbes Special Meeting

Forbes stockholders will be asked to vote to adopt the merger agreement, to authorize an amendment to the Forbes certificate of incorporation to increase the number of authorized shares of Forbes common stock, to approve on an advisory (non-binding) basis, specified compensation that may be received by Forbes’ named executive officers in connection with the mergers, and to transact such other business as may properly come before the meeting or any adjournment or postponement thereof. At the record date, directors and executive officers of Forbes and their respective affiliates had the right to vote     % (inclusive of Forbes common stock held by Ascribe and Solace) of the then outstanding shares of Forbes common stock. Each of Forbes’ directors and executive officers has indicated his or her present intention to vote, or cause to be voted, the shares of Forbes common stock owned by him or her for the adoption of the merger agreement.

CORPORATE AND FINANCING STRUCTURE

The following chart summarizes Superior’s corporate and financing structure as of December 31, 2019:

(1)	$500 million of 7.750% senior unsecured notes due 2024
(2)	$182.1 million of 7.125% senior unsecured notes due 2021
(3)	$617.9 million of 7.125% senior unsecured notes due 2021
(4)	SESI Credit Facility

The following chart summarizes the corporate and financing structure of Superior and Arita as of December 31, 2019 on a pro forma basis, after giving effect to the mergers, the Exchange Financing, entry into the Arita Credit Facility and any ancillary transactions, transfers, agreements or undertakings necessary, whether by contract or operation of law, to effect these transactions (the “Transactions”):

(1)

Owns 49.9% of Class A common stock and 100% of Class B common stock, representing a 65% economic interest and approximate 36.8% voting interest (after giving effect to the voting interest of the Preferred Stock on an as-converted basis)

(2)

Owns 50.1% of Class A common stock, representing a 35% economic interest and approximate 63.2% voting interest after giving effect to the conversion of the Forbes Convertible PIK Notes and the Forbes PIK Contribution and after giving effect to the voting interest of the Preferred Stock on an as-converted basis (an approximately 33.2% voting interest will be owned by Ascribe and its affiliates and an approximately 27% voting interest will be owned by Solace and its affiliates)

(3)	$243.3 million 9.750% senior second lien secured notes due 2025
(4)	Arita Credit Facility
(5)

$30 million of mandatory convertible preferred shares which will be entitled to cash dividends at a rate of 5% per annum, payable semi-annually. The Preferred Stock represents an approximate 26.4% voting interest (on an as-converted basis)

SUMMARY HISTORICAL COMBINED FINANCIAL DATA OF NAM

The summary historical combined financial data of NAM for each of the years ended December 31, 2019 and 2018 and as of December 31, 2019 and 2018 have been derived from NAM’s audited consolidated financial statements and related notes thereto included elsewhere in this proxy statement/prospectus. The information set forth below is only a summary and is not necessarily indicative of the results of future operations of NAM, and you should read the following information together with NAM’s audited combined financial statements, the related notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of NAM” for the year ended December 31, 2019 and 2018 included elsewhere in this proxy statement/prospectus.

	Year Ended December 31,
	2019	2018
	(in thousands)
Revenues	$608,586	$737,533

Cost of services and rentals (exclusive of depreciation, depletion, amortization and accretion)	466,173	575,852
Depreciation, amortization and accretion	69,246	123,124
General and administrative expenses	77,681	84,150
Reduction in value of assets	7,892	277,610

Loss from operations	(12,406)	(323,203)

Other income (expense):
Other, net	51	207

Loss from continuing operations before income taxes	(12,355)	(322,996)

Income taxes	8,489	(18,596)

Net loss	$(20,844)	$(304,400)

Statement of cash flow data:
Net cash provided by (used in):
Operating activities	$92,866	$18,096
Investing activities	84,713	(22,423)
Financing activities	(177,629)	4,317
Capital expenditures	(12,395)	(40,359)

	As of December 31,
	2019	2018
	(in thousands)
Balance sheet data (at end of period):
Cash and cash equivalents	$—	$50
Total current assets	129,561	186,061
Property, plant and equipment, net	228,044	362,302
Total assets	392,148	561,113
Total current liabilities (exclusive of current maturities on long-term debt)	69,073	62,981
Total debt, gross	—	—
Parent company investment	296,099	488,023

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA OF FORBES

The summary historical consolidated financial data of Forbes for the years ended December 31, 2019 and December 31, 2018 have been derived from Forbes’ audited consolidated financial statements and related notes thereto contained in Forbes’ Annual Report on Form 10-K for the year ended December 31, 2019, which is included in this proxy statement/prospectus.

	Year Ended December 31, 2019	Year Ended December 31, 2018
	(in thousands)
Revenues	$188,422	$180,898

Cost of services and rentals (exclusive of depreciation, depletion, amortization and accretion)	159,597	146,825
Depreciation and amortization	29,404	30,543
General and administrative expenses	24,065	25,390
Reduction in value of assets	19,222	—

Loss from operations	(43,866)	(21,860)

Other income (expense):
Interest expense, net	(24,677)	(11,150)
Reorganization items, net	—	—

Income (loss) from continuing operations before income taxes	(68,543)	(33,010)
Income taxes	(144)	(403)

Net income (loss)	(68,399)	(32,607)
Preferred stock dividends	—	—

Net income (loss) attributable to common stockholders	$(68,399)	$(32,607)

Statement of cash flow data:
Net cash provided by (used in):
Operating activities	$9,269	$(762)
Investing activities	1,508	(81,655)
Financing activities	(13,636)	55,093
Capital expenditures	(12,768)	(18,855)

	As of December 31,
	2019	2018
	(in thousands)
Balance sheet data (at end of period):
Cash and cash equivalents	$5,297	$8,156
Total current assets	45,291	71,025
Property, plant and equipment, net	125,409	148,608
Total assets	190,265	256,385
Total current liabilities (exclusive of current maturities on long-term debt)	26,610	34,182
Total debt, net	134,695	130,416
Total stockholders’ equity	23,956	91,430

SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA OF ARITA

The unaudited pro forma financial information of Arita set forth below is derived from the historical financial statements of NAM and Forbes. The unaudited pro forma financial information of Arita gives effect to the Transactions by applying pro forma adjustments to the combined financial statements of NAM, included elsewhere in this proxy statement/prospectus, and the historical consolidated financial statements of Forbes, included in this proxy statement/prospectus, to reflect the consummation of the mergers.

The unaudited pro forma condensed combined balance sheet was prepared to give effect to the mergers and Exchange Offer as if they had been completed on December 31, 2019, and the unaudited pro forma condensed combined statements of operations were prepared to give effect to the mergers and Exchange Financing as if they had been completed on January 1, 2019.

The following summary unaudited pro forma condensed combined financial information is not necessarily indicative of the results that might have occurred had the Transactions taken place on January 1, 2019 for combined statements of operations, and on December 31, 2019 for combined balance sheet purposes, and is not intended to be a projection of future results. Future results may vary significantly from the results reflected because of various factors, including those discussed in the section entitled “Risk Factors” beginning on page 28. The following summary unaudited pro forma condensed combined financial information should be read in conjunction with the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements of Arita” and related notes included in this proxy statement/prospectus beginning on page 178.

Year Ended December 31, 2019
(in thousands)
Revenues	$797,008
Cost of services and rentals (exclusive of depreciation, depletion, amortization and accretion)	625,770
Depreciation, amortization and accretion	94,540
General and administrative expenses	99,685
Reduction in value of assets	27,114

Loss from operations	(50,101)
Other income (expense):
Interest expense, net	(25,625)
Other income (expense)	51

Loss from continuing operations before income taxes	(75,675)
Income taxes	9,442

Net loss	$(85,117)

As of December 31, 2019
(in thousands)
Cash and cash equivalents	$3,478
Total current assets	173,106
Property, plant and equipment, net	342,232
Total assets	557,107
Total current liabilities (exclusive of current maturities on long-term debt)	115,033
Total debt, gross	281,701

UNAUDITED COMPARATIVE PER SHARE DATA

The following selected comparative per share information of Forbes as of and for the twelve months ended December 31, 2019 and 2018 was derived from Forbes’ financial statements. You should read this information along with Forbes’ historical consolidated financial statements and the accompanying notes for that period included in the documents described under “Where You Can Find More Information” beginning on page 199. You should also read the unaudited pro forma condensed combined financial information and accompanying discussion and notes included in this proxy statement/prospectus under “Unaudited Pro Forma Condensed Combined Financial Information of Arita” beginning on page 178. Per share information for NAM is not presented because NAM did not have outstanding capital stock since its historical combined financial statements have been prepared on a carve-out basis.

	As of or for the Year Ended December 31, 2019	As of or for the Year Ended December 31, 2018
Forbes – Historical:
Net loss per share:
Basic and diluted net loss per share	$(12.50)	$(6.07)
Book value per share of common stock	$4.34	$16.81
Arita unaudited pro forma per share amounts:
Net loss per share:
Basic and diluted net loss per share of Class A and Class B common stock	$(17.32)	$(66.11)
Book value per share of common stock	$25.68	N/A

RISK FACTORS

In addition to the other information included in this proxy statement/prospectus, Forbes stockholders should carefully consider the matters described below to determine whether to adopt the merger agreement and thereby approve the Forbes Merger, the amendment to the Forbes certificate of incorporation and the advisory vote on specified compensation.

Risks Relating to the Mergers

The value of the shares of Arita Class A common stock you will receive upon the consummation of the mergers may be less than the value of your shares of Forbes common stock as of the date of the merger agreement, the date of this proxy statement/prospectus or the date of the Forbes special meeting.

The exchange ratios in the mergers will not be adjusted in the event of any change in the stock price of Forbes prior to the mergers. If, immediately prior to the completion of the mergers, Forbes’ net debt (as defined in the merger agreement) exceeds $3 million, then the Forbes exchange ratio will be decreased on a pro rata basis by 0.25% for each $700,000 of Forbes net debt in excess of $3 million (provided that such decrease will not exceed 0.73%), and the NAM exchange ratio will be increased by the same percentage. Additionally, it is a condition to the merger agreement that Forbes’ net debt and NAM’s net debt (as defined in the merger agreement), calculated not less than five business days prior to the closing of the mergers, does not exceed $5 million in the case of Forbes and $230 million in the case of NAM. There may be a significant amount of time between the dates when the stockholders of Forbes vote on the merger agreement at the special meeting and the date when the mergers are completed. The absolute and relative prices of shares of Forbes common stock may vary significantly between the date of this proxy statement/prospectus, the date of the special meeting and the date of the completion of the mergers. These variations may be caused by, among other things, changes in the businesses, operations, results or prospects of Forbes, market expectations of the likelihood that the mergers will be completed and the timing of completion, the prospects of Arita’s post-closing operations, general market and economic conditions and other factors. In addition, it is impossible to predict accurately the market price of the Arita Class A common stock to be received by Forbes stockholders after the completion of the mergers. Accordingly, the prices of Forbes common stock on the date of this proxy statement/prospectus and on the date of the Forbes special meeting may not be indicative of their prices immediately prior to completion of the mergers or the price of Arita common stock after the mergers are completed.

The mergers are subject to a number of conditions, some of which are beyond the control of the parties to the merger agreement.

The merger agreement contains a number of closing conditions, including the following conditions that apply to the obligations of each of Superior, NAM, Forbes, Arita, NAM Merger Sub and Forbes Merger Sub:

•	Forbes shall have obtained the approval of its stockholders to adopt the merger agreement;

•	The absence of any decree, order or injunction of a U.S. court of competent jurisdiction that prohibits the consummation of the mergers;

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The SEC shall have declared the registration statement, of which this proxy statement/prospectus forms a part, to be effective, and no stop order concerning the registration statement shall be in effect;

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SESI shall have obtained necessary relief from the application of provisions of the SESI Credit Facility to the mergers and the other transactions contemplated by the merger agreement, except where the failure to obtain relief has not had and is not reasonably likely to have a material adverse effect on Arita after the consummation of the mergers;

•	The Exchange Financing shall have been consummated or shall be consummated substantially concurrently with the closing of the mergers;

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The Arita Credit Facility shall have been consummated on terms substantially similar to those set forth in the Financing Letters and Arita shall have not less than $40.0 million of Availability (as defined in the Financing Letters) thereunder, which shall not be reduced by any borrowing under the Arita Credit Facility on the closing date to fund fees in accordance with the terms of the Financing Letters, immediately following the closing of the mergers;

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The boards of directors of Superior, Arita and Forbes shall have received opinions from an appraisal firm of national standing, in form and substance satisfactory and addressed to the respective boards regarding the solvency of Arita and Superior after giving effect to the mergers.

In addition to the conditions described above, none of Superior, NAM and Forbes, is obligated to effect the mergers unless the following conditions, as applicable, are satisfied or waived by that party on or before the closing date:

•	The other parties shall have performed in all material respects their covenants and agreements under the merger agreement;

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The representations and warranties of the other party shall be true and correct (without regard to qualifications as to materiality or a material adverse effect) as of the closing date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except where the failure of any such representations and warranties to be true and correct, individually or in the aggregate, has not had and is not reasonably likely to have a material adverse effect on the party making the representation or warranty;

•	Such party shall have received from its tax counsel the tax opinion described under “Material U.S. Federal Income Tax Consequences” beginning on page 86;

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No change, event, occurrence, state of facts or development shall have occurred and shall be continuing that, individually or in the aggregate, shall have had or shall be reasonably likely to have a material adverse effect on the other party;

•	NAM and Superior shall have consummated the transactions contemplated by the Separation Agreement;

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Each of the Forbes PIK Exchange, the Forbes PIK Contribution and the Forbes Term Loan Contribution shall have been consummated in accordance with the applicable terms and conditions of the Exchange and Contribution Agreement; and

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The net debt amounts of Forbes and NAM, calculated not less than five business days prior to the closing of the mergers, shall not exceed $5 million in the case of Forbes and $230 million in the case of NAM.

There can be no assurance regarding when these conditions will be satisfied, if at all.

The anticipated benefits of combining the companies may not be realized.

Forbes and Superior entered into the merger agreement with the expectation that the mergers would result in various benefits, including, among other things, annual cost synergies of approximately $23 million within a year after closing and other operating efficiencies that cannot be quantified at this time. Arita may not achieve these benefits at the levels expected or at all. If Arita fails to achieve these expected benefits, the financial condition, results of operations and the enterprise value of Arita may be materially and adversely affected.

The integration of Forbes and NAM following the mergers will present significant challenges that may reduce the anticipated potential benefits of the mergers.

Arita will face significant challenges in consolidating functions and integrating the organizations, procedures and operations of Forbes and NAM in a timely and efficient manner, as well as retaining key personnel. The integration of Forbes and NAM will be complex and time-consuming due to the size and complexity of each organization. The principal challenges will include the following:

•	integrating Forbes’ and NAM’s existing businesses;

•	combining diverse product and service offerings and sales and marketing approaches;

•	preserving customer, supplier and other important relationships and resolving potential conflicts that may arise as a result of the mergers;

•	consolidating and integrating duplicative facilities and operations, including back-office systems such as Forbes’ and NAM’s enterprise resource planning systems; and

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addressing differences in business cultures, preserving employee morale and retaining key employees, while maintaining focus on providing consistent, high quality customer service and meeting the operational and financial goals of the combined company.

The management of Arita will have to dedicate substantial effort to integrating the businesses of Forbes and NAM. These efforts could divert management’s focus and resources from other day-to-day tasks, corporate initiatives or strategic opportunities during the integration process.

Arita will incur significant transaction and merger-related integration costs in connection with the mergers.

If the mergers are consummated, all costs and expenses, including legal fees, accounting fees, financial advisory fees and other professional and non-professional fees and expenses (including fees of the exchange agent and other similar agents), all filing fees with respect to this Form S-4 and proxy statement/prospectus, the costs of printing and mailing of this proxy statement/prospectus, and all expenses payable under any voting agreement in connection with the consummation of the transactions contemplated by the merger agreement, shall be paid by Arita, except as otherwise agreed in writing by the parties. Furthermore, service providers for the parties to the merger agreement who have outstanding invoices for services shall be paid by Arita. If the mergers are not consummated, then all costs and expenses incurred in connection with the merger agreement and the transactions contemplated thereby shall be paid by the party incurring such expenses. Notwithstanding the foregoing, all fees and costs incurred by Superior or its affiliates in connection with the Exchange Financing will be borne by Superior.

Arita expects to pay transaction costs of approximately $25 million to $35 million in the aggregate. One-time costs to achieve the synergies have been preliminarily estimated at approximately $5 million, excluding transaction fees and expenses. Arita is in the early stages of assessing the magnitude of these costs, and, therefore, these estimates may change substantially and additional unanticipated costs may be incurred in the integration of the businesses of NAM and Forbes.

While the mergers are pending, Forbes will be subject to business uncertainties and contractual restrictions that could adversely affect its businesses.

Uncertainty about the effect of the mergers on employees, customers and suppliers may have an adverse effect on Forbes and, consequently, on Arita. These uncertainties may impair Forbes’ ability to attract, retain and motivate key personnel until the mergers are consummated and for a period of time thereafter, and could cause customers, suppliers and others who deal with Forbes to seek to change existing business relationships with Forbes. Employee retention may be particularly challenging during the pendency of the mergers because employees may experience uncertainty about their future roles with Arita. If, despite Forbes’ retention efforts, key employees depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with Arita, Arita’s business could be seriously harmed. In addition, the merger agreement restricts Forbes, without Superior’s consent and subject to certain exceptions, from making certain acquisitions and taking other specified actions until the mergers occur or the merger agreement terminates. These restrictions may prevent Forbes from pursuing otherwise attractive business opportunities and making other changes to its business that may arise prior to completion of the mergers or termination of the merger agreement.

Failure to complete the mergers could negatively impact the stock price and the future business and financial results of Forbes because of, among other things, the disruption that would occur as a result of uncertainties relating to a failure to complete the mergers.

If the mergers are not completed for any reason, Forbes could be subject to several risks, including the following:

•	being required to pay Superior a termination fee of $1.0 million in certain circumstances, as described under “The Merger Agreement – Expenses and Termination Fees” beginning on page 102;

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having had the focus of management of Forbes directed toward the mergers and integration planning instead of on the Forbes’ core business and other opportunities that could have been beneficial to Forbes; and

•	incurring substantial transaction costs related to the mergers.

In addition, Forbes would not realize any of the expected benefits of having completed the mergers.

If the mergers are not completed, the price of Forbes common stock may decline to the extent that the current market price of that stock reflects a market assumption that the mergers will be completed and that the related benefits and synergies will be realized, or as a result of the market’s perceptions that the mergers were not consummated due to an adverse change in Forbes’ business. In addition, Forbes’ business may be harmed, and the prices of its stock may decline as a result, to the extent that customers, suppliers and others believe that Forbes cannot compete in the marketplace as effectively without the mergers or otherwise remain uncertain about Forbes’ future prospects in the absence of the mergers. Similarly, current and prospective employees of Forbes may experience uncertainty about their future roles with the combined company and choose to pursue other opportunities, which could adversely affect Forbes, as applicable, if the mergers are not completed. The realization of any of these risks may materially adversely affect the business, financial results, financial condition and stock price of Forbes.

The merger agreement limits Forbes’ ability to pursue an alternative acquisition proposal and requires Forbes to pay a termination fee of up to $1.0 million if it does.

The merger agreement prohibits Forbes from soliciting, initiating or encouraging alternative merger or acquisition proposals with any third party, subject to certain exceptions. The merger agreement also provides for the payment by Forbes of a termination fee of $1.0 million if the merger agreement is terminated in certain circumstances in connection with a competing acquisition proposal or the withdrawal by the Forbes board of directors of its recommendation that the stockholders of Forbes vote for the adoption of the merger agreement, as the case may be. See “The Merger Agreement – Covenants and Agreements – No Solicitation of Alternate Proposals” beginning on page 96.

These provisions limit Forbes’ ability to pursue offers from third parties that could result in greater value to Forbes’ stockholders. The obligation to make the termination fee payment also may discourage a third party from pursuing an alternative acquisition proposal.

Some of the directors and executive officers of Forbes have interests in the mergers that are different from the interests of Forbes’ stockholders.

When considering the recommendation of the Forbes special committee and the Forbes board of directors with respect to the mergers, Forbes stockholders should be aware that some directors and executive officers of

Forbes and their affiliates have interests in the mergers that are different from, or in addition to, the interests of the stockholders of Forbes. Each of Ascribe Capital and Solace have designated directors serving on the Forbes board of directors. Affiliates of each of Ascribe Capital and Solace are holders of Forbes Convertible PIK Notes and a portion of Forbes’ term loan, and affiliates of Ascribe Capital also hold securities of Superior. Additionally, each of John E. Crisp (the Chief Executive Officer of Forbes), L. Melvin Cooper (the Chief Financial Officer of Forbes), and Steve Macek (the Senior Vice President and Co-Chief Operating Officer of Forbes) hold shares of Forbes common stock, and Forbes restricted stock units that will automatically be cancelled and converted into shares of Forbes common stock immediately prior to the effective time of the Forbes Merger. Additionally, in the event of certain terminations of employment following a change in control of Forbes, each of Messrs. Crisp and Cooper will be entitled to continuation of his base salary, bonus and benefits through the terms of his employment agreement.

Stockholders should consider these interests in conjunction with the recommendation of the directors of Forbes to approve the mergers.

These interests are described more fully in “The Mergers – Interests of Certain Forbes Directors and Executive Officers in the Mergers” beginning on page 83.

As of the record date for the Forbes special meeting, Ascribe and Solace will own a sufficient number of votes to approve the adoption of the merger agreement, including the mergers, and the other transactions contemplated by the merger agreement without the vote of any other Forbes stockholder.

In connection with the execution of the merger agreement, on December 18, 2019, Arita and Forbes entered into voting and support agreements (collectively, “voting agreements”) with Ascribe Capital LLC (“Ascribe Capital”), Solace Capital Partners, L.P. (“Solace”), and certain other Forbes stockholders. On December 30, 2019, the voting agreement with Ascribe Capital was amended to add Ascribe Management LLC (“Ascribe Management”, and together with Ascribe Capital, “Ascribe”) as a party. Ascribe and Solace collectively beneficially owned approximately 40% of the outstanding Forbes common stock, approximately 92% of the Forbes Convertible PIK Notes and approximately $30 million in principal amount of Forbes’ term loan as of the date of the merger agreement. On December 18, 2019, Forbes, Arita, Ascribe Capital and Solace entered into an exchange and contribution agreement (the “Exchange and Contribution Agreement”). Pursuant to the Exchange and Contribution Agreement, immediately prior to the record date for the special meeting of the Forbes stockholders, Ascribe and Solace exchanged an equal amount of Forbes Convertible PIK Notes (including all accrued interest thereon) then held by their affiliates for such number of shares of Forbes common stock that resulted in Ascribe and its affiliates and Solace and its affiliates collectively beneficially owning an aggregate amount of Forbes common stock representing approximately 51% of the voting power of the outstanding shares of Forbes common stock. Pursuant to the voting agreements, Ascribe and Solace have committed to vote the shares of Forbes common stock they beneficially own in favor of the adoption of the merger agreement and any other matters necessary for the consummation of the transactions contemplated by the merger agreement, including the mergers, and have the requisite number of votes to approve the merger agreement and the mergers without the approval of any other Forbes stockholder.

The mergers, the Forbes Term Loan Contribution and the Forbes PIK Contribution will result in an ownership change of Forbes pursuant to Section 382 of the Code, which will impose a limitation on Arita’s ability to use Forbes’ net operating loss carryforwards to offset future taxable income of Arita for U.S. federal income tax purposes.

In general, under Section 382 of the Code, a corporation that undergoes an ownership change is subject to limitation on its ability to utilize its pre-change net operating loss carryforwards (“NOL carryforwards”) to offset future taxable income for U.S. federal income tax purposes. In general, an ownership change occurs if the aggregate stock ownership of certain stockholders increases by more than 50 percentage points over such stockholders’ lowest percentage ownership during the testing period (generally three years).

For U.S. federal income tax purposes, as of December 31, 2019, the Forbes consolidated group had approximately $106.6 million of NOL carryforwards of which $22.4 million represented unrecognized tax benefits.

The mergers, the Forbes Term Loan Contribution and the Forbes PIK Contribution will result in an ownership change of Forbes pursuant to Section 382 of the Code, which will impose a limitation on Arita’s ability to use Forbes’ NOL carryforwards to offset the future taxable income of Arita for U.S. federal income tax purposes.

This Section 382 limitation may impact the timing of when cash is used to pay the taxes of Arita and could cause some portion of the NOL carryforwards to expire unused, in each case, reducing or eliminating the benefit of such NOL carryforwards. Similar rules and limitations may apply for state income tax purposes.

Risks Relating to the Businesses of the Combined Company

Global health concerns beyond Arita’s control could seriously harm its business and results of operations.

In December 2019, an outbreak of a novel strain of coronavirus (“COVID-19”) originated in Wuhan, China, and has since spread to a number of other countries, including the United States. The outbreak has prompted precautionary government-imposed closures of certain travel and business activities. None of Superior, Forbes or Arita is currently able to predict the duration and severity of the spread of the coronavirus, and responses thereto, but if Arita or any of the third parties with whom it will engage were to experience shutdowns or other business disruptions, Arita’s ability to conduct its business in the manner and on the timelines presently planned could be materially and negatively impacted. While Arita expects it will suffer adverse effects, the more severe the outbreak and the longer it lasts, the more likely it is that the effects on Arita and its business will be materially adverse.

Arita’s business will be impacted by conditions in the oil and gas industry, especially oil and natural gas prices and capital expenditures by oil and gas companies.

Arita’s business will be impacted by the level of oil and natural gas exploration, development and production activity by oil and gas companies in the U.S. The level of exploration, development and production activity is directly affected by trends in oil and natural gas prices, which historically have been volatile and difficult to predict. Oil and natural gas prices are subject to large fluctuations in response to relatively minor changes in supply and demand, economic growth trends, market uncertainty and a variety of other factors beyond Arita’s control. During the first quarter of 2020, driven by COVID-19 and an oil price war triggered by Russia and Saudi Arabia, the price of WTI has dropped precipitously to price levels trading in the lower twenty dollar per barrel range, and below. Lower oil and natural gas prices generally lead to decreased spending by Arita’s expected customers. While higher oil and natural gas prices generally lead to increased spending by Arita’s expected customers, sustained high energy prices can also be an impediment to economic growth and can therefore negatively impact spending by Arita’s expected customers. Arita’s expected customers may also take into account the volatility of energy prices and other risk factors by requiring higher returns for individual projects if there is higher perceived risk. Any of these factors could significantly affect the demand for oil and natural gas, which could affect the level of capital spending by Arita’s expected customers and in turn could have a material effect on Arita’s future results of operations.

The availability of quality drilling prospects, exploration success, relative production costs, expectations about future oil and natural gas demand and prices, the stage of reservoir development, the availability of financing, and political and regulatory environments are also expected to affect levels of exploration, development, and production activity, which would impact the demand for Arita’s services. Any prolonged reduction of oil and natural gas prices, as well as anticipated declines in oil and gas prices, could also result in lower levels of exploration, development, and production activity.

The demand for Arita’s services may be affected by numerous factors, including the following:

•	the cost of exploring for, producing and delivering oil and natural gas;

•	demand for energy, which is affected by worldwide economic activity, population growth and market expectations regarding future trends;

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the ability of Organization of Petroleum Exporting Countries (“OPEC”) and other key oil-producing countries to set and maintain production levels for oil, as evidenced by the oil price collapse due to the ongoing oil price war between Saudi Arabia and Russia;

•	the effects of COVID-19;

•	the level of excess production capacity;

•	the discovery rate of new oil and natural gas reserves;

•	domestic and global political and economic uncertainty (including uncertainty related to COVID-19 ), socio-political unrest and instability, terrorism or hostilities;

•	weather conditions and changes in weather patterns, including summer and winter temperatures that impact demand;

•	the availability, proximity and capacity of transportation facilities;

•	oil refining capacity and shifts in end-customer preferences toward fuel efficiency;

•	the level and effect of trading in commodity future markets, including trading by commodity price speculators and others;

•	demand for and availability of alternative, competing sources of energy;

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the extent to which taxes, tax credits, environmental regulations, auctions of mineral rights, drilling permits, drilling concessions, drilling moratoriums or other governmental regulations, actions or policies affect the production, cost of production, price or availability of petroleum products and alternative energy sources; and

•	technological advances affecting energy exploration, production and consumption.

The oil and gas industry has historically experienced periodic downturns, which have been characterized by significantly reduced demand for oilfield services and downward pressure on the prices that companies like Arita can charge. Moreover, weakness in the oil and gas industry may adversely impact the financial position of Arita’s customers, which in turn could cause them to fail to pay amounts that will be owed to Arita in a timely manner or at all. Any of these events could have a material adverse effect on Arita’s business, results of operations, financial condition and prospects.

Arita will have outstanding debt obligations that could limit Arita’s ability to fund future growth and operations and increase Arita’s exposure to risk during adverse economic conditions.

Upon the consummation of the mergers, Arita expects to have approximately $287.8 million in outstanding debt obligations, consisting of $243.3 million of secured notes, approximately $30.0 million of borrowings under the Arita Credit Facility and $14.5 million of finance leases and insurance notes. Many factors, including factors beyond Arita’s control, may affect Arita’s ability to make payments on Arita’s outstanding indebtedness.

Arita’s debt and associated commitments could have important adverse consequences. For example, these commitments could:

•	make it more difficult for Arita to satisfy its contractual obligations;

•	increase Arita’s vulnerability to general adverse economic and industry conditions;

•	limit Arita’s ability to refinance its debt in the future or borrow additional funds;

•	limit Arita’s ability to fund future working capital, capital expenditures, acquisitions or other corporate requirements;

•	limit Arita’s flexibility in planning for, or reacting to, changes in its business and industry; and

•	place Arita at a disadvantage compared to its competitors that have less debt or less restrictive covenants in their debt documents.

Necessary capital financing may not be available at economic rates or at all.

Turmoil in the credit and financial markets could adversely affect financial institutions, inhibit lending and limit Arita’s access to funding under the Arita Credit Facility or other financing in the public or private capital markets on terms Arita believes to be reasonable. Prevailing market conditions could be adversely affected by the ongoing disruptions in domestic or overseas sovereign or corporate debt markets, low commodity prices or other factors impacting Arita’s business, contractions or limited growth in the economy or other similar adverse economic developments in the U.S. or abroad. Instability in the global financial markets has from time to time resulted in periodic volatility in the capital markets. This volatility could limit Arita’s access to the credit markets, leading to higher borrowing costs or, in some cases, the inability to obtain financing on terms that are acceptable to Arita, or at all. Any such failure to obtain additional financing could jeopardize Arita’s ability to repay, refinance or reduce its debt obligations, or to meet its other financial commitments.

There are operating hazards inherent in the oil and gas industry that could expose Arita to substantial liabilities.

Arita’s operations will be subject to hazards inherent in the oil and gas industry that may lead to property damage, personal injury, death or the discharge of hazardous materials into the environment. Many of these events are outside of Arita’s control. Typically, it is expected that Arita will provide products and services at a well site where Arita’s personnel and equipment are located together with personnel and equipment of Arita’s customers and other service providers. From time to time, personnel are injured or equipment or property is damaged or destroyed as a result of accidents, failed equipment, faulty products or services, failure of safety measures, uncontained formation pressures or other dangers inherent in oil and natural gas exploration, development and production. Any of these events can be the result of human error or purely accidental, and it may be difficult or impossible to definitively determine the ultimate cause of the event or whose personnel or equipment contributed thereto. All of these risks could expose Arita to a wide range of significant health, safety and environmental risks and potentially substantial litigation claims for damages. A subsidiary of Forbes was involved in a well control incident on a producing well in Burleson County, Texas on January 29, 2020 resulting in one injured and three fatalities, one of which was a Forbes employee. Forbes is cooperating with regulatory authorities reviewing this incident. One lawsuit has been filed in Burleson County, Texas, two lawsuits in Duval County, Texas, and one lawsuit in Harris County, Texas. Forbes and other defendants are moving to consolidate these cases. With increasing frequency, Arita’s products and services are expected to be deployed in more challenging exploration, development and production locations. From time to time, customers and third parties may seek to hold Arita accountable for damages and costs incurred as a result of an accident, including pollution, even under circumstances where Arita believes that it did not cause or contribute to the accident. It is expected that Arita’s insurance policies will be subject to exclusions, limitations and other conditions, and may not protect Arita against liability for some types of events, including events involving a well blowout, or against losses from business interruption. Moreover, Arita may not be able to maintain insurance at levels of risk coverage or policy limits that Arita deems adequate or on terms that Arita deems commercially reasonable. Any damages or losses that are not covered by insurance, or are in excess of policy limits or subject to substantial deductibles or retentions, could adversely affect Arita’s financial condition, results of operations and cash flows.

Arita may not be fully indemnified against losses incurred due to catastrophic events.

As is customary in Arita’s industry, Arita expects that its contracts will generally provide that it will indemnify and hold harmless its customers from any claims arising from personal injury or death of Arita’s employees, damage to or loss of Arita’s equipment, and pollution emanating from Arita’s equipment and services. Similarly, Arita expects its customers to generally agree to indemnify and hold Arita harmless from any claims arising from personal injury or death of their employees, damage to or loss of their equipment or property, and pollution caused from their equipment or the well reservoir (including uncontained oil flow from a reservoir). Arita’s indemnification arrangements may not protect it in every case. For example, from time to time Arita may enter into contracts with less favorable indemnities or perform work without a contract that protects it. In addition, Arita’s indemnification rights may not fully protect it if Arita cannot prove that it is entitled to be indemnified or if the customer is bankrupt or insolvent, does not maintain adequate insurance or otherwise does not possess sufficient resources to indemnify it. In addition, Arita’s indemnification rights may be held unenforceable in some jurisdictions.

Arita’s customers’ changing views on risk allocation could cause Arita to accept greater risk to win new business or could result in Arita losing business if it is not prepared to take such risks. To the extent that Arita accepts such additional risk, and insures against it, Arita’s insurance premiums could rise.

From time to time, Arita will be subject to various claims, litigation and other proceedings that could ultimately be resolved against Arita, requiring material future cash payments or charges, which could impair Arita’s financial condition and results of operations.

The size, nature and complexity of Arita’s business will make it susceptible to various claims, both in litigation and binding arbitration proceedings. Arita may in the future become subject to various claims, which, if not resolved within amounts Arita has accrued, could have a material adverse effect on Arita’s financial position, results of operations and cash flows. Similarly, any claims, even if fully indemnified or insured, could negatively impact Arita’s reputation among its customers and the public, and make it more difficult for it to compete effectively or obtain adequate insurance in the future. A subsidiary of Forbes was involved in a well control incident on a producing well in Burleson County, Texas on January 29, 2020 resulting in one injured and three fatalities, one of which was a Forbes employee. Forbes is cooperating with regulatory authorities reviewing this incident. One lawsuit has been filed in Burleson County, Texas, two lawsuits in Duval County, Texas, and one lawsuit in Harris County, Texas. Forbes and other defendants are moving to consolidate these cases.

The credit risks of Arita’s customer base could result in losses.

Many of Arita’s expected customers are oil and gas companies that are facing liquidity constraints in light of the current commodity price environment. These customers are expected to impact Arita’s overall exposure to credit risk as they are also affected by prolonged changes in economic and industry conditions. If a significant number of Arita’s customers experience a prolonged business decline or disruptions, Arita may incur increased exposure to credit risk and bad debts.

Arita will be subject to environmental, worker health and safety laws and regulations, which could reduce Arita’s business opportunities and revenue, and increase Arita’s costs and liabilities.

Arita’s business will be significantly affected by a wide range of environmental and worker health and safety laws and regulations in the areas in which Arita will operate, including increasingly rigorous environmental laws and regulations governing air emissions, water discharges and waste management. Generally, these laws and regulations have become more stringent and have sought to impose greater liability on a larger number of potentially responsible parties. The Macondo well explosion in 2010 resulted in additional regulation of offshore oil and gas operations, and similar onshore or offshore accidents in the future could result in additional increases in regulation. Failure to comply with these laws and regulations may result in a variety of administrative, civil and criminal enforcement measures, including assessment of monetary penalties, imposition of remedial requirements and issuance of injunctions as to future compliance.

Environmental laws and regulations may provide for “strict liability” for remediation costs, damages to natural resources or threats to public health and safety as a result of Arita’s conduct that was lawful at the time it occurred or the conduct of, or conditions caused by, prior owners or operators or other third parties. Strict liability can render a party liable for damages without regard to negligence or fault on the part of the party. Some environmental laws provide for joint and several strict liability for remediation of spills and releases of hazardous substances. For example, Arita’s well service and fluids businesses will routinely involve the handling of significant amounts of waste materials, some of which are classified as hazardous substances. Arita will also store, transport and use radioactive and explosive materials in certain of Arita’s operations. In addition, many of NAM’s and Forbes’ current and former facilities are, or have been, used for industrial purposes. Accordingly, Arita could become subject to material liabilities relating to the containment and disposal of hazardous substances, oilfield waste and other waste materials, the use of radioactive materials, the use of underground injection wells, and to claims alleging personal injury or property damage as the result of exposures to, or releases of, hazardous substances. In addition, stricter enforcement of existing laws and regulations, new domestic laws and regulations, the discovery of previously unknown contamination or the imposition of new or increased requirements could require Arita to incur costs or become the basis of new or increased liabilities that could reduce Arita’s earnings and Arita’s cash available for operations.

In addition, Arita and Arita’s customers may need to apply for or amend facility permits or licenses from time to time with respect to storm water or wastewater discharges, waste handling, or air emissions relating to manufacturing activities or equipment operations, which may subject Arita and Arita’s customers to new or revised permitting conditions that may be onerous or costly to comply with.

Climate change legislation or regulations restricting emissions of greenhouse gases (“GHGs”) could result in increased operating costs and reduced demand for the oil and natural gas Arita’s customers produce.

Increasing concerns that emissions of carbon dioxide, methane and other GHGs may endanger public health and produce climate changes with significant physical effects, such as increased frequency and severity of storms, floods, droughts and other climatic events, have drawn significant attention from government agencies and environmental advocacy groups. In response, additional costly requirements and restrictions have been imposed on the oil and gas industry to regulate and reduce the emission of GHGs.

Specifically, the Environmental Protection Agency (“EPA”) has adopted regulations under existing provisions of the federal Clean Air Act which increase operational costs by requiring the monitoring and annual reporting of GHG emissions from oil and gas production, processing, transmission and storage facilities in the United States. Although the U.S. Congress has considered legislation to reduce emissions of GHGs, significant legislation has not yet been adopted to reduce GHG emissions at the federal level. In the absence of such federal climate legislation, a number of state and regional efforts have emerged that are aimed at tracking and/or reducing GHG emissions through the completion of GHG emissions inventories and through cap and trade programs that typically require major sources of GHG emissions to acquire and surrender emission allowances in return for emitting GHGs. Given the long-term trend towards increasing regulation, future federal GHG regulations of the oil and gas industry remain a possibility. Additionally, in December 2015, the United States joined the international community at the 21st Conference of the Parties of the United Nations Framework Convention on Climate Change in Paris, France that proposed an agreement requiring member countries to review and “represent a progression” in their intended nationally determined contributions, which set GHG emission reduction goals every five years beginning in 2020. This agreement was signed by the United States in April 2016 and entered into force in November 2016. The United States is one of over 120 nations having ratified or otherwise consented to the agreement; however this agreement does not create any binding obligations for nations to limit their GHG emissions, but rather includes pledges to voluntarily limit or reduce future emissions. In June 2017, President Trump announced that the United States intended to withdraw from the Paris Agreement and to seek negotiations either to reenter the Paris Agreement on different terms or a separate agreement. In August 2017, the U.S. Department of State officially informed the United Nations of the intent of the United States to withdraw from the Paris Agreement, and initiated the formal process to withdraw in November 2019.

The Paris Agreement provides for a four-year exit process beginning when it took effect in November 2016, which would result in an effective exit date of November 2020. The United States’ adherence to the exit process and/or the terms on which the United States may re-enter the Paris Agreement or a separately negotiated agreement are unclear at this time.

In addition to governmental regulations, Arita’s expected customers are also requiring additional equipment upgrades to address the growing concerns of GHG emission and climate change which result in higher operational costs for service providers such as Arita. Despite taking additional measures to reduce GHG emissions, there is the possibility that the demand for fossil fuels may nevertheless decrease due to such concerns.

At this stage, Arita cannot predict the impact of these or other initiatives on Arita or Arita’s expected customers operations, nor can Arita predict whether, or which of, other currently pending greenhouse gas emission proposals will be adopted, or what other actions may be taken by domestic regulatory bodies. The potential passage of climate change regulation may curtail production and demand for fossil fuels such as oil and gas in areas of the world where Arita’s expected customers operate and thus adversely affect future demand for Arita’s products and services, which may in turn adversely affect future results of operations.

Adverse and unusual weather conditions may affect Arita’s operations.

Arita’s operations may be materially affected by severe weather conditions in areas where Arita will operate. Severe weather, such as hurricanes, high winds and seas, blizzards and extreme temperatures may cause evacuation of personnel, curtailment of services and suspension of operations, inability to deliver materials to jobsites in accordance with contract schedules, loss of or damage to equipment and facilities and reduced productivity. In addition, variations from normal weather patterns can have a significant impact on demand for oil and natural gas, thereby reducing demand for Arita’s services and equipment.

Arita’s inability to retain key employees and skilled workers could adversely affect Arita’s operations.

Arita’s performance could be adversely affected if Arita is unable to retain certain key employees and skilled technical personnel. Arita’s ability to continue to expand the scope of Arita’s services and products will depend in part on Arita’s ability to increase the size of Arita’s skilled labor force. The loss of the services of one or more of Arita’s key employees or the inability to employ or retain skilled technical personnel could adversely affect Arita’s operating results. In the past, the demand for skilled personnel has been high and the supply limited. Arita may experience increases in labor costs in the future.

Federal and state legislative and regulatory initiatives relating to hydraulic fracturing could result in increased cost and additional operating restrictions or delays.

Hydraulic fracturing is an important and common practice that is used to stimulate production of hydrocarbons, particularly natural gas, from tight formations. Hydraulic fracturing involves the injection of water, sand, and chemicals under pressure into the formation to fracture the surrounding rock and stimulate production. Various governmental entities (within and outside the United States) are in the process of studying, restricting, regulating, or preparing to regulate hydraulic fracturing, directly and indirectly. Hydraulic fracturing operations are regulated through the underground injection control programs under the Safe Drinking Water Act and other environmental statutes. The EPA has adopted air emissions standards that apply to well completion activities. In June 2016, the EPA developed new standards for wastewater discharges associated with hydraulic fracturing and, in December 2016, completed a study on the impacts of hydraulic fracturing on groundwater. In 2015, the Bureau of Land Management (“BLM”) also enacted regulations for hydraulic fracturing activities on federal and American Indian lands. These regulations were, however, struck down by a federal court in June 2016 that determined that BLM did not have authority over fracking operations pursuant to the Energy Policy Act of 2005, and were subsequently rescinded by the BLM. Since then, legislation has been proposed, but not passed, that would provide for federal regulation of hydraulic fracturing and require disclosure of the chemicals used in the fracturing process. In addition, many state governments now require the disclosure of chemicals used in the fracturing process and some jurisdictions have imposed an express or de facto ban on hydraulic fracturing. A law enacted by the Texas legislature and a rule enacted by The Railroad Commission of Texas in 2011 require disclosure regarding the composition of hydraulic fracturing products to certain parties, including The Railroad Commission of Texas. Furthermore, local groundwater districts may regulate the amount of groundwater that can be withdrawn and used for hydraulic fracturing operations. This could be a material issue due to the water-intensive nature of these operations. If new laws or regulations that significantly restrict hydraulic fracturing are adopted, such laws could make it more difficult or costly for producers to perform fracturing to stimulate production from tight formations. In addition, if hydraulic fracturing is regulated at the federal level, fracturing activities could become subject to additional permitting requirements, and also to attendant permitting delays and potential increases in costs. Increased consumer activism against hydraulic fracturing or the prohibition or restriction of hydraulic fracturing on the part of Arita’s customers could potentially result in materially reduced demand for Arita’s services and could have a material adverse effect on Arita’s business, results of operations or financial condition.

If Arita is not able to design, develop, and produce commercially competitive products and to implement commercially competitive services in a timely manner in response to changes in the market, customer requirements, competitive pressures, and technology trends, Arita’s business and results of operations could be materially and adversely affected.

The market for oilfield services in which Arita will operate is highly competitive and includes numerous small companies capable of competing effectively in Arita’s markets on a local basis, as well as several large companies that possess substantially greater financial resources than Arita is expected to have. Contracts are traditionally awarded on the basis of competitive bids or direct negotiations with customers.

The expected market for Arita’s services and products is characterized by continual technological developments to provide better and more reliable performance and services. If Arita is not able to design, develop, and produce commercially competitive products and to implement commercially competitive services in a timely manner in response to changes in the market, customer requirements, competitive pressures, and technology trends, Arita’s business and consolidated results of operations could be materially and adversely affected. Likewise, if Arita’s proprietary technologies, equipment, facilities, or work processes become obsolete, Arita may no longer be competitive, and Arita’s business and results of operations could be materially and adversely affected. In addition, Arita may be disadvantaged competitively and financially by a significant movement of exploration and production operations to areas of the world in which Arita is not expected to initially be active.

Arita will be affected by global economic factors and political events.

Arita’s financial results will depend on demand for Arita’s services and products in the U.S. markets in which Arita will operate. Declining economic conditions, or negative perceptions about economic conditions, could result in a substantial decrease in demand for Arita’s services and products. World political events could also result in further U.S. military actions, terrorist attacks and related unrest. Military action by the U.S. or other nations could escalate and further acts of terrorism may occur in the U.S. or elsewhere. Such acts of terrorism could lead to, among other things, a loss of Arita’s investment, impairment of the safety of Arita’s employees, extortion or kidnapping, and impairment of Arita’s ability to conduct Arita’s operations. Such developments have caused instability in the world’s financial and insurance markets in the past, and many experts believe that a confluence of worldwide factors could result in a prolonged period of economic uncertainty and slow growth in the future. In addition, any of these developments could lead to increased volatility in prices for oil and gas and could affect the markets for Arita’s products and services. Insurance premiums could also increase and coverages may be unavailable.

Uncertain economic conditions and instability make it particularly difficult for Arita to forecast demand trends. The timing and extent of any changes to currently prevailing market conditions is uncertain and may affect demand for many of Arita’s services and products. Consequently, Arita may not be able to accurately predict future economic conditions or the effect of such conditions on demand for Arita’s services and products and Arita’s results of operations or financial condition.

Arita may not realize the anticipated benefits of acquisitions or divestitures.

Arita intends to continually seek opportunities to increase efficiency and value through various transactions, including purchases or sales of assets or businesses. These transactions are intended to result in the offering of new services or products, the entry into new markets, the generation of income or cash, the creation of efficiencies or the reduction of risk. Whether Arita realizes the anticipated benefits from an acquisition or any other transactions will depend, in part, upon Arita’s ability to timely and efficiently integrate the operations of the acquired business, the performance of the underlying product and service portfolio, and the management team and other personnel of the acquired operations. Accordingly, Arita’s financial results could be adversely affected from unanticipated performance issues, legacy liabilities, transaction-related charges, amortization of expenses related to intangibles, charges for impairment of long-term assets, credit guarantees, partner performance and indemnifications. In addition, the financing of any future acquisition completed by Arita could adversely impact Arita’s capital structure or increase Arita’s leverage. While Arita believes that it has established appropriate and adequate procedures and processes to mitigate these risks, there is no assurance that these transactions will be successful. Arita also may make strategic divestitures from time to time. These transactions may result in continued financial involvement in the divested businesses, such as guarantees or other financial arrangements, following the transaction. Nonperformance by those divested businesses could affect Arita’s future financial results through additional payment obligations, higher costs or asset write-downs. Except as required by law or applicable securities exchange listing standards, Arita does not expect to ask Arita’s stockholders to vote on any proposed acquisition or divestiture. Moreover, Arita generally will not announce Arita’s acquisitions or divestitures until Arita has entered into a preliminary or definitive agreement.

Arita’s operations may be subject to cyber-attacks that could have an adverse effect on Arita’s business operations.

Like most companies, Arita will rely heavily on information technology networks and systems, including the Internet, to process, transmit and store electronic information, to manage or support a variety of Arita’s business operations, and to maintain various records, which may include information regarding Arita’s customers, employees or other third parties, and the integrity of these systems are essential for Arita to conduct its business and operations. Arita will make significant efforts to maintain the security and integrity of these types of information and systems (and maintain contingency plans in the event of security breaches or system disruptions). However, Arita cannot provide assurance that its security efforts and measures will prevent security threats from materializing, unauthorized access to Arita’s systems, loss or destruction of data, account takeovers, or other forms of cyber-attacks or similar events, whether caused by mechanical failures, human error, fraud, malice, sabotage or otherwise. Cyber-attacks include, but are not limited to, malicious software, attempts to gain unauthorized access to data, unauthorized release of confidential or otherwise protected information and corruption of data. The frequency, scope and sophistication of cyber-attacks continue to grow, which increases the possibility that Arita’s security measures will be unable to prevent its systems’ improper functioning or the improper disclosure of proprietary information. Any failure of Arita’s information or communication systems, whether caused by attacks, mechanical failures, natural disasters or otherwise, could interrupt Arita’s operations, damage Arita’s reputation, or subject Arita to claims, any of which could materially adversely affect Arita.

Arita will depend on particular suppliers and will be vulnerable to product shortages and price increases.

Some of the materials that Arita will use are obtained from a limited group of suppliers. Arita’s reliance on these suppliers involves several risks, including price increases, inferior quality and a potential inability to obtain an adequate supply in a timely manner. Arita will not have long-term contracts with most of these sources, and the partial or complete loss of certain of these sources could have a negative impact on Arita’s results of operations and could damage Arita’s customer relationships. Further, a significant increase in the price of one or more of these materials could have a negative impact on Arita’s results of operations.

Arita’s principal stockholders will have significant approval rights.

After giving effect to the mergers, Superior will own an approximate 65% economic interest and an approximate 36.7% voting interest in the common stock of Arita (after giving effect to the voting interest of the Preferred Stock on an as-converted basis), former Forbes stockholders will collectively own an approximate 0.5% economic interest in the common stock of Arita and an approximate 0.6% voting interest, and former holders of Forbes Convertible PIK Notes will collectively own an approximate 34.5% economic interest in the common stock of Arita and an approximate 36.3% voting interest. Of the approximate 35% equity interest in the common stock of Arita collectively held by former holders of Forbes common stock and former holders of Forbes Convertible PIK Notes, Ascribe and its affiliates will own an approximate 18.5% economic interest in the common stock of Arita and Solace and its affiliates will own an approximate 13.6% economic interest in the common stock of Arita. The Preferred Stock issued to Ascribe and its affiliates will represent an approximate 10.4% economic interest and an approximate 13.7% voting interest in Arita, and the Preferred Stock issued to Solace and its affiliates will represent an approximate 9.6% economic interest and an approximate 12.6% voting interest in Arita, in each case as of the effective time of the mergers and assuming none of the Arita Class B common stock is converted to Arita Class A common stock. As result of their ownership of Arita Class A common stock and Preferred Stock and assuming none of the Arita Class B common stock is converted to Arita Class A common stock, after giving effect to the mergers, Ascribe and its affiliates will own an approximate 33.2% voting interest and Solace and its affiliates will own an approximate 27% voting interest.

Based upon the number of shares of Arita common stock outstanding giving effect to the mergers and assuming no additional issuances of common stock, following the mandatory conversion of the Preferred Stock, Superior would own an approximate 52% economic interest in the common stock of Arita, former Forbes stockholders would own an approximate 0.4% economic interest in the common stock of Arita, former holders of Forbes Convertible PIK Notes would own an approximate 27.6% economic interest in the common stock of Arita, and former holders of the Preferred Stock would own a 20% economic interest in the common stock of Arita. Based upon the assumptions in the preceding sentence, following the mandatory conversion of the Preferred Stock, Ascribe and its affiliates would own an approximate 25.2% economic interest in the common stock of Arita and an approximate 33.2% voting interest and Solace and its affiliates would own an approximate 20.5% economic interest in the common stock of Arita and an approximate 27% voting interest. As described under “Stockholders and Registration Rights Agreement,” certain matters will require the approval of one or more of Superior, Ascribe and Solace for so long as they maintain a minimum ownership percentage, giving them significant approval rights with respect to the conduct of the business of Arita following the mergers.

CAUTIONARY INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus contains forward-looking statements that do not directly or exclusively relate to historical facts. You can typically identify forward-looking statements by the use of forward-looking words, such as “may,” “will,” “could,” “project,” “believe,” “anticipate,” “expect,” “estimate,” “continue,” “potential,” “plan,” “forecast” and other words of similar import. Forward-looking statements include information concerning possible or assumed future results of operations, including statements about the following subjects:

•	benefits, effects or results of the proposed mergers;

•	cost reductions, operating efficiencies or synergies resulting from the proposed mergers;

•	operations and results after the proposed mergers;

•	integration of operations;

•	business strategies;

•	growth opportunities;

•	competitive position;

•	market outlook, including supply and demand for oilfield services, industry activity levels and the ability to maintain stable pricing;

•	expected financial position;

•	expected results of operations;

•	future cash flows;

•	financing plans;

•	budgets for capital and other expenditures;

•	plans and objectives of management;

•	timing of the consummation of the proposed mergers;

•	tax treatment of the proposed mergers;

•	accounting treatment of the proposed mergers;

•	costs in connection with the proposed mergers; and

•	any other statements regarding future growth, future cash needs, future operations, business plans and future financial results, and any other statements that are not historical facts.

These forward-looking statements represent intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors. Many of those factors are outside of Superior’s, Arita’s or Forbes’ control and could cause actual results to differ materially from the results expressed or implied by those forward-looking statements. In addition to the risk factors described in this proxy statement/prospectus under “Risk Factors,” those factors include:

•	conditions in the oil and gas industry, including any prolonged substantial reduction in oil and natural gas prices, which could cause a decline in the demand for Arita’s services;

•	competition among the various providers of oilfield services;

•

economic or political conditions in the countries in which Arita plans to do business, including civil uprisings, riots, terrorism, kidnappings, the taking of property without fair compensation and legislative changes;

•	the ability or willingness of OPEC to set and maintain production levels for oil;

•	oil and natural gas production levels by non-OPEC countries;

•	the impact on our markets of the outbreak of epidemic or pandemic disease, including COVID-19

•	currency exchange rate fluctuations;

•	employment workforce factors, including the loss of key employees;

•	the ability to implement certain business objectives and the ability to timely and cost-effectively execute integrated projects;

•	changes in governmental safety, health, environmental and other regulations, which could require significant expenditures;

•	liability related to the use of Forbes’, NAM’s and Arita’s services; and

•

the ability to successfully complete merger, acquisition or divestiture plans (including the proposed mergers), regulatory or other limitations imposed as a result of a merger, acquisition or divestiture, and the success of the business following a merger, acquisition or divestiture.

In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements might not occur or might occur to a different extent or at a different time than is described. You should consider the areas of risk and uncertainty described above and discussed under “Risk Factors” in this proxy statement/prospectus and the other documents Superior, Arita and Forbes file with the SEC in connection with any written or oral forward-looking statements that may be made after the date of this proxy statement/prospectus by Forbes, Superior or Arita or anyone acting for any or all of them. Except as may be required by law, none of Forbes, Superior or Arita undertakes any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

THE MERGERS

The discussion in this proxy statement/prospectus of the mergers and the principal terms of the merger agreement are subject to, and are qualified in their entirety by reference to, the original merger agreement, a copy of which is attached to this proxy statement/prospectus as Annex A and the merger agreement amendment, a copy of which is attached to this proxy statement/prospectus as Annex A-1.

General Description of the mergers

Prior to entering into the merger agreement, for the purpose of effecting the transactions contemplated thereby, Forbes formed a direct, wholly owned subsidiary, Arita, which in turn formed two direct, wholly owned subsidiaries, Spieth Merger Sub, Inc. (“NAM Merger Sub”) and Fowler Merger Sub, Inc. (“Forbes Merger Sub”). Upon satisfaction or waiver of the conditions to closing in the merger agreement, NAM Merger Sub will merge with and into NAM, with NAM surviving the merger as a direct, wholly owned subsidiary of Arita (the “NAM Merger”), and Forbes Merger Sub will merge with and into Forbes, with Forbes surviving the merger as a direct, wholly owned subsidiary of Arita (the “Forbes Merger”). We refer to the NAM Merger and the Forbes Merger together throughout this document as the “mergers”.

At the effective time of the mergers, New Spieth, Inc. (“New Spieth”), as holder of all the shares of NAM’s common stock, will have the right to receive (i) a number shares of Arita Class A common stock or Arita Class B common stock equal to the product of 65% (the “NAM Exchange Ratio”) multiplied by 5,000,000 (the “Arita Common Stock Number”) and (ii) approximately $243 million of new senior second lien secured notes of Arita (the “Arita Bonds”) in exchange for all of the shares of NAM common stock issued and outstanding immediately prior to the effective time of the mergers. We refer to such shares of Arita Class A common stock, shares of Arita Class B common stock and Arita Bonds received by New Spieth as the “NAM Merger Consideration.” The allocation of the portion of the NAM Merger Consideration among Arita Class A common stock and Arita Class B common stock will be as follows: first, a number of shares of Arita Class A common stock such that New Spieth holds 49.9% of the shares of Arita Class A common stock issued and outstanding immediately following the effective time of the mergers, and second, the balance of the NAM Merger Consideration in shares of Arita Class B common stock. The Arita Class A common stock and Arita Class B common stock issued to New Spieth as NAM Merger Consideration will represent an approximate 65% economic interest in the Arita common stock.

At the effective time of the mergers, the holders of Forbes common stock (i) issued and outstanding immediately prior to the effective time of the mergers, which will include the Forbes Equity Awards (“Forbes Outstanding Common Stock”), (ii) that were issued upon consummation of the Forbes PIK Exchange, (iii) that are issuable upon the consummation of the Forbes PIK Contribution and (iv) that are issuable upon conversion of the remainder of the Forbes Convertible PIK Notes, collectively will have the right to receive a number of shares of Arita Class A common stock that is equal to the product of (A) 35% (the “Forbes Exchange Ratio”) and (B) the Arita Common Stock Number. We refer to the shares of Arita Class A common stock received by the holders of Forbes common stock and Forbes Convertible PIK Notes as the “Forbes Merger Consideration”. An aggregate of 1.5% of the Forbes Merger Consideration will be allocated, pro rata, to the holders of Forbes Outstanding Common Stock, and an aggregate of 98.5% of the Forbes Merger Consideration will be allocated, pro rata, to (x) the holders of Forbes Convertible PIK Notes exchanged pursuant to the Forbes PIK Exchange, (y) the holders of Forbes Convertible PIK Notes contributed pursuant to the Forbes PIK Contribution, and (z) the holders of Forbes Convertible PIK Notes converted pursuant to the Forbes PIK Conversion.

Immediately following completion of the mergers, New Spieth will own approximately 65% of the economic interest of the common stock of Arita and former Forbes stockholders and holders of Forbes Convertible PIK Notes will, collectively, own approximately 35% of the economic interest of the common stock of Arita, in each case, subject to adjustment within certain parameters based on the net debt position of Forbes at the closing of the mergers.

Immediately following completion of the mergers, New Spieth, a subsidiary of Superior, will own approximately 65% of the economic interest of the common stock of Arita, former Forbes stockholders will collectively own an approximate 0.5% equity interest in the common stock of Arita and former holders of Forbes Convertible PIK Notes will collectively own an approximate 34.5% equity interest in the common stock of Arita, in each case, subject to adjustment within certain parameters based on the net debt position of Forbes at the closing of the mergers. Of the approximate 35% equity interest in the common stock of Arita collectively held by former holders of Forbes common stock and former holders of Forbes Convertible PIK Notes, Ascribe and its affiliates will own an approximate 18.5% equity interest in the common stock of Arita and Solace and its affiliates will own an approximate 13.6% equity interest in the common stock of Arita.

Immediately prior to the closing of the mergers, Forbes will cause the aggregate principal amount outstanding under the Forbes Term Loan Agreement, together with accrued interest thereon, that is held by the Ascribe Entities and Solace as of immediately prior to the closing of the mergers to be exchanged for approximately $30 million in newly issued mandatory convertible preferred shares of Arita (the “Preferred Stock”, and such exchange, the “Forbes Term Loan Contribution”). The Preferred Stock will be entitled to cash dividends at a rate of 5% per annum, payable semi-annually, and will be subject to mandatory conversion on the third anniversary of the closing of the mergers into a number of shares of Arita Class A common stock representing a 20% economic interest in the shares of Arita common stock outstanding at the closing of the mergers on a fully diluted basis and representing an approximate 26.3% voting interest (given that Arita Class B common stock is non-voting) as of the effective time of the mergers and assuming none of the Arita Class B common stock is converted to Arita Class A common stock. The holders of Preferred Stock will vote with Arita common stock as a single class on an “as converted” basis and will have customary protective rights. Arita will repay the remaining balance outstanding under the Forbes Term Loan Agreement at the closing, in cash. As a result of their ownership of Arita Class A common stock and Preferred Stock and assuming none of the Arita Class B common stock is converted to Arita Class A common stock, after giving effect to the mergers Ascribe and its affiliates will own an approximate 33.2% voting interest and Solace and its affiliates will own an approximate 27% voting interest.

Based upon the number of shares of Arita common stock outstanding giving effect to the mergers and assuming no additional issuances of common stock, following the mandatory conversion of the Preferred Stock, New Spieth, a subsidiary of Superior, would own an approximate 52% economic interest in the common stock of Arita, former Forbes stockholders would own an approximate 0.4% economic interest in the common stock of Arita, former holders of Forbes Convertible PIK Notes would own an approximate 27.6% economic interest in the common stock of Arita, and former holders of the Preferred Stock would own a 20% economic interest in the common stock of Arita. Based upon the assumptions in the preceding sentence, following the mandatory conversion of the Preferred Stock, Ascribe and its affiliates would own an approximate 25.2% economic interest in the common stock of Arita and an approximate 33.2% voting interest and Solace and its affiliates would own an approximate 20.5% economic interest in the common stock of Arita and an approximate 27% voting interest.

Shares of Arita Class A common stock will not initially be eligible to trade on an exchange following the mergers, and are expected to be listed on the OTCQX Best Market under the symbol “                ”. At such time as the Arita Class A common stock is eligible for listing on NASDAQ or another national securities exchange, Arita expects to prepare and submit to the NASDAQ or such other national securities exchange a listing application covering the shares of Arita Class A common stock issuable in connection with the mergers.

Background of the mergers

Superior’s board of directors and senior management periodically review and assess Superior’s strategic opportunities and prospects. Beginning in 2014, Superior’s board of directors and senior management began evaluating strategies to enhance value for Superior’s shareholders as a result of Superior outperforming its peer group in revenue growth but underperforming its peers in total shareholder return, including assessing Superior’s capital structure, reviewing Superior’s mix of business lines and evaluating ways to improve Superior’s overall operational performance.

As part of this process, Superior’s board of directors and senior management determined to focus on growing business lines that were viewed as having the highest value creation potential, improving the ownership of business lines with attractive valuation creation outlooks, improving the performance of underperforming business lines and exiting underperforming, non-core business lines. This process has guided the board of directors and senior management since the market downturn that commenced in late 2014 in terms of capital allocation, consolidating business lines to improve returns and exiting non-core businesses.

In December 2016, after working with senior management to conduct a sum-of-the-parts analysis, Lazard Freres & Co. LLC (“Lazard”) advised Superior’s board of directors on the perceived valuation disconnect in the trading performance of Superior’s common stock due to the market not understanding and valuing Superior’s premier business lines appropriately and outlined various alternatives to separate Superior’s North American land and Gulf of Mexico completion and production focused service businesses into two separate companies. Lazard outlined various structural alternatives to achieve this objective and achieve a valuation uplift in the market valuation of Superior’s common stock. With the improved market environment being experienced at that time, no further action was taken until the fourth quarter of 2017, when Superior began working with Lazard to assist in evaluating strategic options to address the perceived valuation disconnect. This process ultimately led the board of directors and senior management to pursue the sale or closure of several non-core business lines and consider various strategic alternatives to separating Superior’s North American and Gulf of Mexico completion and production focused business lines through a spin-off, a strategic combination or divestitures.

Forbes management and the Forbes board of directors regularly review the performance, strategy, competitive position, opportunities and prospects of Forbes in light of the then-current business and economic environments, as well as developments in the onshore oil and gas services industry and the opportunities and challenges facing participants in the industry. These reviews have included consideration of and discussions with other companies from time to time regarding potential strategic alternatives, including business combinations and other strategic combinations, as well as the possibility of Forbes remaining an independent company.

In the first half of 2018, Forbes entered into discussions with Cretic Energy Services, LLC (“Cretic”), a privately held oilfield services company, regarding a potential acquisition of Cretic. On June 5, 2018, Forbes entered into a non-binding letter of intent for the acquisition of Cretic.

Also in the first half of 2018, Forbes engaged in preliminary discussions with another publicly traded oilfield services company regarding a potential combination of the two companies. In June 2018, Forbes engaged a financial advisor to assist Forbes in connection with discussions with the other publicly traded oilfield services company and other potential business combination opportunities involving the sale or merger of Forbes. Forbes’ discussions with the other publicly traded oilfield services company did not advance beyond preliminary discussions and Forbes’ exploration of other potential business combination opportunities for the sale or merger of Forbes did not result in any proposals.

On November 16, 2018, Forbes completed the acquisition of Cretic for a purchase price of approximately $69.1 million in cash. Forbes funded this acquisition initially through a $50 million bridge loan from affiliates of Ascribe Capital and Solace, borrowings under Forbes’ term loan agreement and cash on hand.

In February 2019, in order to refinance the $50 million bridge loan, Forbes effected a rights offering, pursuant to which all holders of Forbes common stock were issued rights to purchase their pro rata share of $54,392,400 in aggregate principal amount of Forbes Convertible PIK Notes, as well as the right to purchase additional Forbes Convertible PIK Notes that remained unsubscribed. Affiliates of Ascribe Capital and Solace committed to backstop the rights offering in the event other Forbes common stockholders declined to exercise their subscription rights. The affiliates of Ascribe Capital and Solace ultimately were required to subscribe for approximately 92.3% of the aggregate principal amount of Forbes Convertible PIK Notes issued, as a result of other Forbes common stockholders declining to exercise their subscription rights.

Also in February 2019, Forbes and its financial advisor mutually agreed to terminate the engagement of the financial advisor.

On March 4, 2019, Forbes engaged Simmons Energy | A Division of Piper Sandler & Co. (“Simmons”), as its financial advisor to assist Forbes in connection with potential business combination opportunities involving the sale or merger of Forbes.

In early April 2019, a representative of Simmons contacted a representative of Superior to gauge Superior’s interest in pursuing a strategic combination with Forbes.

Beginning in May 2019 and continuing through June 2019, Simmons reached out to sixteen potential strategic counterparties.

On May 1, 2019, representatives of Simmons and Superior met and Superior outlined that it was considering pursuing a divestiture of the Superior North American Business and outlined high-level components of a possible transaction, including having the combined company effectively assume a portion of Superior’s debt maturing in 2021.

On May 15, 2019, representatives of Ascribe Capital and Superior met at the request of Superior. Superior’s representatives provided a general update on Superior’s business, and the parties discussed the general state of the opportunities and challenges in the industry, including consolidation opportunities.

On June 13, 2019, Forbes received an indication of interest from “Company A” to complete a stock-for-stock merger with a pro forma ownership split of 60% for Company A and 40% for Forbes. Negotiations occurred throughout July when, due to a deteriorating market and lack of progress on agreement on key terms, the negotiations ended.

In mid-July 2019, representatives of Ascribe Capital and Superior discussed entering into a nondisclosure agreement for purposes of Ascribe Capital receiving information regarding the Superior North American Business. Ascribe Capital and Superior did not enter into this nondisclosure agreement.

On August 8, 2019, representatives of Ascribe Capital and Superior discussed the Superior North American Business, the nature of Ascribe Capital’s oilfield services investments and the potential benefits of industry consolidation. On August 27, 2019, representatives of Ascribe Capital and Superior discussed potential deal structures involving Forbes. In that meeting, Superior stated an intention to effect an exchange offer in which certain of its outstanding debt would be exchanged for debt of a new combined company.

On August 21 and 22, 2019, Superior’s board of directors held a meeting at which the first day was devoted to discussing strategic alternatives with representatives of Lazard and Ernst & Young (“E&Y”), including the evaluation of a strategic combination of the Superior North American Business with Forbes and “Company B,” as well as a potential spin-off of the Superior North American Business. After discussion, Superior’s board of directors expressed its desire to continue discussions with Forbes and Company B and to further explore the parameters of a potential transaction, including valuation, synergies and debt assumption by the combined company.

On August 26, 2019, Forbes exchanged information with “Company C”, which showed a potential interest in acquiring the Fluid Logistics segment of Forbes. Discussions did not advance beyond the preliminary stage.

In early September 2019, representatives of Forbes, Superior and “Company B”, and their respective financial advisors discussed various matters in connection with a potential three-party business combination, including matters related to timing of the transaction, transaction structure, exchange ratios, due diligence, communications, tax matters, and transaction documentation. Subsequently, the three parties continued to engage in planning for a combined company (“Arita”).

On September 5, 2019, Superior and Forbes entered into a reciprocal non-disclosure agreement. Superior then provided Forbes’ representatives with access to a virtual data room it had established to post due diligence information and was granted access to a pre-existing virtual data room that Forbes had established.

On September 9, 2019, Superior’s board of directors held a meeting with senior management and a representative of Latham & Watkins LLP (“Latham”) at which the potential transaction structure that had been developed with the assistance of E&Y and Latham was discussed as well the potential timing of a transaction, key indicative terms and transaction documentation.

On September 18, 2019, the Forbes board of directors held a telephonic meeting with representatives of Simmons, Winstead PC (“Winstead”) and Fried, Frank, Harris, Shriver & Jacobson LLP (“Fried Frank”) to discuss a proposal received from Superior involving a potential three-way transaction among Forbes, the Superior North American Business and Company B. After discussion, the Forbes board of directors expressed its desire to continue discussions with Superior and Company B and to gather additional information regarding the potential transaction. In light of potential conflicts of interest involving certain members of the Forbes board of directors, including the fact that affiliates of each of Ascribe Capital and Solace were holders of a portion of the Forbes Convertible PIK Notes and Forbes’ term loan and the fact that affiliates of Ascribe Capital also held securities of each of Superior and Company B, the Forbes board of directors and its legal and financial advisors discussed the formation of a special committee, consisting of independent and disinterested directors Rome G. Arnold III and Paul S. Butero (the “Forbes special committee”), in connection with the Forbes board of directors’ consideration of the proposed transaction. The Forbes board of directors determined to form the Forbes special committee, and the retention by the Forbes special committee of Simmons, as financial advisor, and Winstead, as legal counsel to the Forbes special committee, was discussed.

On September 20, 2019, Forbes’ board of directors, via unanimous consent, adopted a charter by which the Forbes special committee was to be governed. The charter provides that the Forbes special committee has exclusive authority to take any and all actions with respect to the proposed transaction or any other strategic alternatives available to Forbes that the Forbes special committee determines to be necessary or advisable, including, among other things, the authority to: evaluate and negotiate a potential sale of Forbes, by merger or otherwise, specifically including the proposed transaction; evaluate and negotiate the terms of any proposed definitive acquisition agreement or any other agreements in respect of a potential sale of Forbes, specifically including the proposed transaction; make recommendations to the Forbes board of directors in connection with any of the foregoing, including with respect to the proposed transaction, that the Forbes special committee deems necessary or advisable; and select and engage consultants, advisors, and agents, including without limitation investment bankers, legal counsel, financial advisors, and accountants, as the Forbes special committee deems necessary or advisable in connection with fulfilling its responsibilities.

In mid-September 2019, Forbes, Superior and Company B entered into nondisclosure agreements in connection with their discussions related to the potential three-party merger among Forbes, Company B, and an entity holding the Superior North American Business. After the nondisclosure agreements were entered into, each of Superior, Forbes and Company B made available to representatives of the other party due diligence materials in an electronic data room.

On September 23, 2019, Winstead and Latham held a preliminary discussion related to the proposed transaction.

On September 26, 2019, the Forbes special committee held a telephonic meeting with representatives of Simmons and Winstead in attendance. Following a discussion of potential conflicts of interest of each of Simmons and Winstead, the Forbes special committee determined that each of Simmons and Winstead was independent for purposes of the proposed transaction. The Forbes special committee then approved the engagement of Simmons, as financial advisor (under the terms of the original engagement letter dated March 4, 2019), and Winstead, as legal advisor, to the Forbes special committee. Simmons then discussed the most recent Superior offer regarding the equity split of Arita, with Forbes common stockholders and holders of Forbes Convertible PIK Notes proposed to receive in the aggregate approximately 24.2% of the economic value of Arita, Company B proposed to receive approximately 26.8% of the economic value of Arita, and Superior proposed to receive approximately 49% of the economic value of Arita. The Forbes special committee also discussed, together with Simmons and Winstead, Superior’s recent performance, Forbes’ financial forecasts, valuations of comparable companies and potential value enhancement alternatives in the transaction for Forbes, including potential add-backs to Forbes historical performance for valuation purposes. Winstead then reviewed with the Forbes special committee the Forbes special committee’s responsibilities and powers in the context of approving or rejecting potential transactions. The Forbes special committee authorized Simmons and Winstead to participate in continued discussions and negotiations with respect to a transaction with Superior and Company B.

In October and November 2019, with Lazard’s assistance, Superior met with several energy-focused institutional investors to gauge their interest in participating in and sponsoring a potential spin-off transaction, including purchasing equity to assist in deleveraging Superior as part of a transaction. None of the discussions advanced beyond the preliminary stage.

On October 1, 2019, the Forbes special committee held a telephonic meeting with representatives of Simmons and Winstead in attendance. Simmons updated the Forbes special committee regarding the ongoing negotiations with Superior and Company B, including that Simmons had made progress on negotiations relating to the add-back of certain amounts to Forbes historic performance for valuation purposes. Simmons also updated the Forbes special committee regarding Superior’s latest offer regarding the equity split of Arita, namely Forbes common stockholders and holders of Forbes Convertible PIK Notes proposed to receive in the aggregate approximately 25.7% of the economic value of Arita (representing an increase from the approximately 24.2% previously proposed by Superior), Company B proposed to receive approximately 26.7% of the economic value of Arita, and Superior proposed to receive approximately 47.6% of the economic value of Arita. Simmons discussed with the Forbes special committee various factors relevant to the Forbes special committee’s evaluation of the proposal, including Forbes’ stock price, financial performance, highly levered capital structure and liquidity. Winstead and Simmons also provided an update on ongoing due diligence discussions with Superior and Company B. The Forbes special committee asked questions of, and had a detailed discussion with, Simmons and Winstead on these and other matters in connection with the potential transaction.

On October 4, 2019, Simmons hosted a diligence session with the Superior and Forbes management teams as well as their respective financial advisors. Both Superior and Forbes management reviewed financial data and presentations detailing current segment-level operating performance of Forbes, added additional commentary and posed questions to the counterparties to further understand business operations.

On October 8, 2019, Lazard, on behalf of Superior, sent a strategic update on the ongoing negotiations to Simmons which provided for, among other things, a proposal that Ascribe Capital and Solace contribute a portion of the Forbes term loan held by their affiliates in exchange for Arita stock.

On October 16th, 2019, members of the Forbes special committee met with certain executive officers of Superior and representatives of Ascribe Capital and Solace at Superior’s corporate headquarters to discuss certain diligence matters. Those members of the Forbes special committee and the representatives of Superior and Solace subsequently attended dinner together.

On October 18, 2019, Superior’s board of directors received a telephonic update from senior management and representatives of Lazard and Latham regarding the status of negotiations with Forbes and Company B and progress on negotiations regarding proposed allocations of equity in the combined company, the combined company’s leverage profile and the status of the due diligence discussions.

On October 28, 2019, Simmons hosted a diligence session with the Forbes and Company B management teams as well as their respective financial advisors. Both Forbes and Company B management reviewed financial data and presentations detailing current segment-level operating performance of Company C, added additional commentary and posed questions to the counterparties to further understand business operations.

In late October and early November, in addition to the meetings on October 4, 2019 and October 16, 2019, Superior made several requests for additional documentary due diligence materials and information from Forbes and Company B.

Between October 1 and November 8, 2019, a number of informal calls took place by and among one or more of the members of the Forbes special committee, attorneys at Winstead and representatives of Simmons to provide updates on the latest developments in Simmons’ discussions with Superior and Company B and to plan and participate in due diligence efforts regarding Superior and Company B.

On November 8, 2019, the Forbes special committee held a telephonic meeting with representatives of Simmons and Winstead in attendance. Simmons informed the Forbes special committee that a business diligence session was scheduled for Monday, November 11, 2019 during which Simmons would discuss projections, models and financial performance with members of Superior and Forbes management in attendance. Simmons also updated the Forbes special committee regarding the anticipated timing of the proposed transaction and material deal terms under negotiation. Simmons noted the continued decline of Forbes’ stock price and financial performance.

On November 11, 2019, Paul S. Butero, with Rome G. Arnold III participating telephonically, attended a business due diligence session during which Simmons discussed projections, models and financial performance with Superior and Forbes management, including a 2020 and 2021 forecast for Superior’s North American Business shared by Superior’s management.

On November 13, 2019, Latham, on behalf of Superior, sent an initial draft of the merger agreement to Fried Frank, as counsel for Forbes, to Winstead, as counsel for the Forbes special committee, and to counsel for Company B for their review.

On November 14, 2019, Lazard hosted a call attended by representatives of Simmons, Justin Boyd and Samuel Hardy, Jr. of Superior, representatives of the Forbes management team and the Forbes special committee. Mr. Boyd heads Superior’s subsidiaries, Complete Energy Services, Inc. and SPN Well Services, Inc., and Mr. Hardy heads Superior’s subsidiary, Warrior Energy Services Corporation. In that meeting, the Forbes management team and the Forbes special committee asked Mr. Boyd and Mr. Hardy diligence-related questions regarding Superior’s asset base, financial performance and segment-level operating performance.

On November 18, 2019, at the request of Superior’s non-employee directors, for a $500,000 advisory fee, Superior engaged Johnson Rice & Company L.L.C. (“JRCO”) as an independent advisor to the board of directors to provide additional advice regarding any material strategic transaction Superior may undertake prior to December 31, 2020, including the combination of the Superior North American Business with Forbes and Company B.

On November 19, 2019, Winstead sent a legal due diligence report to the Forbes special committee for its review. Between November 19, 2019 and December 17, 2019, a number of informal calls took place by and among one or more members of the Forbes special committee and attorneys at Winstead regarding ongoing due diligence efforts regarding Superior and Company B.

On November 20, 2019, Latham circulated to Fried Frank an initial draft of a voting agreement whereby Ascribe Capital and Solace would agree to vote their respective shares of Forbes common stock in favor of the proposed merger of Forbes.

On November 21, 2019, Superior’s board of directors held a meeting with senior management and representatives of Latham, Lazard, JRCO and J.P. Morgan Securities LLC (“JPM”). At the meeting, Lazard updated the board on the status on the negotiations, including valuation, the proposed debt exchange so that the combined company would effectively assume $250 million of Superior’s debt maturing in 2021, and Superior’s proposed contribution of $20 million to the combined company to improve liquidity and debt metrics and difficulties experienced in negotiations with Company B. JPM updated the board on the proposed debt exchange structure and proposed terms of the notes. Lazard also reviewed how Superior’s common stock following the divestiture of the Superior North American Business should have the opportunity to trade at a higher multiple because of the nature of the remaining businesses and their international and offshore focus. The board also formally engaged Lazard as its financial advisor in connection with evaluating a combination transaction with Forbes and Company B, as well as a spin-off or other separation transaction, for a quarterly $250,000 financial advisory fee and an additional $6 million fee payable in connection with a separation transaction involving the Superior North American Business.

On November 22, 2019, Fried Frank sent an issues list in respect of the draft merger agreement to Latham, which also reflected comments from Winstead. On November 23, 2019, Fried Frank, Winstead and Latham held a telephonic meeting to discuss the issues list and timing of the signing of the merger agreement. Following the meeting, Winstead updated, by email, the Forbes special committee and the full Forbes board of directors on the contents of the call with Latham.

On November 22, 2019, Company B advised Superior and Forbes that it had determined not to proceed with the transaction, primarily as a consequence of differences between the business operations of Company B and those of the Superior North American Business and of Forbes. Following the withdrawal of Company B from the discussions, Superior and Forbes continued to negotiate a two-party merger. On November 24, 2019, Latham sent Winstead and Fried Frank an updated draft of the merger agreement reflecting a two-party merger.

On November 25, 2019, the Forbes special committee held a telephonic meeting with representatives of Simmons and Winstead in attendance. The Forbes special committee discussed with its advisors the status of ongoing negotiations with Superior under the two-party merger construct. Simmons discussed, under various hypothetical scenarios, the value that would be received by the various Forbes stakeholders. The Forbes special committee and Simmons also discussed a revised equity split proposal received from Superior on November 23, 2019, with Superior proposed to receive approximately 70.8% of the economic value of Arita and Forbes common stockholders and holders of Forbes Convertible PIK Notes proposed to receive in the aggregate approximately 29.2% of the economic value of Arita (before taking into account a potential contribution by Ascribe Capital and Solace of the portion of the Forbes term loan held by their affiliates in exchange for Arita stock). Simmons discussed with the Forbes special committee a potential counterproposal that contemplated an equity split of 65% of the economic value of Arita to Superior and 35% of the economic value of Arita to Forbes’ common stockholders and holders of Forbes Convertible PIK Notes in the aggregate (before taking into account the potential term loan contribution). The Forbes special committee directed Simmons to convey this counterproposal to Superior. Simmons also discussed with the Forbes special committee ranges of relative ownership percentages in Arita among the Forbes common stockholders, the Forbes term loan holders and the holders of Forbes Convertible PIK Notes (after taking into account the potential contribution to Arita by Ascribe Capital and Solace of the portion of the Forbes Convertible PIK Notes held by their affiliates) under various hypothetical scenarios (“Forbes’ Arita Post-Contribution Equity”). The members of the Forbes special committee decided to further discuss the potential ownership split among the various Forbes stakeholders.

Also on November 25, 2019, following the unsuccessful attempt to arrange refinancing for all of Forbes’ existing debt with asset-based lenders, Superior proposed to Ascribe Capital that the portion of the Forbes’ term loan held by affiliates of Ascribe Capital and Solace be exchanged for a 5% convertible security mandatorily convertible into the combined company’s common stock in three years.

On November 26, 2019, the Forbes special committee held a telephonic meeting with representatives of Simmons and Winstead in attendance. After a discussion, the Forbes special committee approved allocating Forbes’ Arita Post-Contribution Equity as follows: 1% to the Forbes common stockholders, 34.6% to the Forbes term loan holders, and 64.4% to the holders of the Forbes Convertible PIK Notes. The Forbes special committee authorized Simmons to present this proposal to Ascribe Capital and Solace and to continue its efforts in negotiating Forbes’ Arita Post-Contribution Equity to maximize the percentage allocated to the Forbes stakeholders.

On November 29, 2019, Fried Frank, on behalf of Forbes, sent a revised draft of the merger agreement to Latham, which also reflected comments from Winstead and Sullivan & Cromwell LLP (“Sullivan & Cromwell”), counsel to Ascribe Capital and Solace. Winstead also sent the revised merger agreement to the Forbes special committee and the Forbes board of directors for their review. The principal issues raised by Forbes’ revised draft of the merger agreement included: the need for a separation agreement between Superior and the Superior North American Business delineating the assets and liabilities of each of Superior’s retained businesses and the Superior North American Business; the need for a governance agreement between Arita and either just Superior or also among the principal stockholders of Arita; whether the exchange ratio for the transaction would be a fixed ratio or would be subject to adjustments; the proposed timing of the conversion or exchange by affiliates of Ascribe Capital and Solace of their Forbes Convertible PIK Notes; issues related to the eligibility of Arita common stock for listing on a securities exchange; the elimination of any right of Superior to terminate the merger agreement for a superior proposal; issues related to the financing of the transaction; including the need for Superior to obtain a waiver under its credit agreement; to effect an exchange offer for certain of its outstanding debt and replace certain Superior debt with new Arita debt and to obtain a new asset-based loan facility for Arita; and termination fees and triggers, including potential financing failure fees payable by Superior. Later that day, Latham sent Fried Frank and Winstead a draft of a Transition Services Agreement to be entered into by and between Superior and Arita.

On December 1, 2019, Fried Frank, Winstead, and Sullivan & Cromwell received a presentation from Latham outlining the proposed debt exchange structure, terms of the notes and sources and uses relating to the potential merger.

On December 2, 2019, Latham sent Fried Frank, Winstead and Sullivan & Cromwell a revised draft of the merger agreement.

On December 4, 2019, Simmons sent to Latham an issues list prepared by Fried Frank with input from each of Winstead and Sullivan & Cromwell. The principal issues raised by this list were: the proposed terms, including conversion ratio and coupon, of the convertible preferred stock to be issued to affiliates of Ascribe Capital and Solace in exchange for their portions of the Forbes term loan; the proposed Arita equity split between Superior and Forbes common stockholders and holders of Forbes Convertible PIK Notes; whether the exchange ratio would be fixed or floating and the mechanics in the event of a floating ratio; the respective voting commitments of Superior, on the one hand, and Ascribe Capital and Solace, on the other hand, including whether Ascribe Capital and Solace would commit to exchange a portion of the Forbes Convertible PIK Notes held by their respective affiliates for Forbes common stock prior to the record date for the Forbes stockholder vote, which would result in Ascribe Capital and Solace having the ability (and, in the absence of a change in recommendation of the Forbes special committee or Forbes board of directors, being required by the proposed voting agreement with Superior) to approve the proposed merger of Forbes without the vote of any other holder of Forbes common stock; termination fees and triggers; the status and terms of the proposed exchange offer, the asset based lending financing and the proposed credit agreement waiver, including financial parameters for the debt to be transferred to Arita following completion of the exchange offer; transaction fees and expenses to be borne by Arita and Superior, respectively; the need for a separation agreement between Superior and the entity holding the Superior North American Business; and the eligibility of Arita common stock for listing on a national securities exchange.

On December 5, 2019, the Forbes special committee held a telephonic meeting with representatives of Simmons and Winstead in attendance, during which Winstead provided an update on negotiations between the parties and a status update on the various transaction documents. Later that day, and on behalf of Superior, Latham sent Fried Frank, Winstead, and Sullivan & Cromwell a draft of the Asset-Based Revolving Credit Facility term sheet (the “ABL Term Sheet”) together with a draft of the financing commitment letter, fee letter and administrative agent fee letter to be entered into concurrently with the signing of the merger agreement.

On the same day, a conference call took place among representatives of each of Superior and Forbes, Ascribe Capital and Solace , Simmons, Fried Frank, Winstead, Sullivan & Cromwell, Lazard, and Latham regarding the issues list circulated the previous day. Although the parties did not achieve a resolution on a number of the open issues, including the exchange ratio, financial parameters for the debt to be transferred to Arita as result of the completion of the Superior exchange offer, the allocation of transaction fees and expenses between Arita and Superior, the proposed terms of the convertible preferred stock and the need for a separation agreement between Superior and the Superior North American Business, the parties did agree in concept upon a limited adjustment to the exchange ratio for changes in net debt. Ascribe Capital and Solace indicated that, subject to the approval of the Forbes special committee, they were prepared to exchange a portion of the Forbes Convertible PIK Notes held by their respective affiliates for Forbes common stock prior to the record date for the Forbes stockholder meeting, and Superior agreed to a financing failure termination fee of $5 million.

Later on December 5, 2019, a representative of Superior conveyed to a representative of Simmons a proposal for a 67% – 33% equity split between Superior and Forbes common stockholders and holders of Forbes Convertible PIK Notes.

Effective December 5, 2019, Forbes and Simmons entered into an amendment to the original Simmons engagement letter dated March 4, 2019. Among other things, the amendment reduced the fee payable upon the delivery of a fairness opinion by Simmons to $500,000 from $1,000,000 and increased the minimum success fee from $2,500,000 to $3,500,000. The Forbes special committee and the Forbes board of directors reviewed and approved the amendment to the Simmons engagement letter which was subsequently executed by Forbes.

On December 6, 2019, the Forbes special committee held a telephonic meeting with representatives of Simmons and Winstead in attendance, during which it received an update on negotiations between the parties, specifically relating to the split of Arita equity between Superior and Forbes. Simmons described an updated proposal received from Superior, in which Superior proposed to receive 67% of the economic value of Arita and Forbes common stockholders and holders of Forbes Convertible PIK Notes were proposed to receive in the aggregate 33% of the economic value of Arita (prior to taking into consideration the contribution by affiliates of Ascribe Capital and Solace of their portion of the Forbes term loan to Arita). After discussion, the Forbes special committee determined to continue to insist on an equity split of 35% of the economic value of Arita to Forbes common stockholders and holders of Forbes Convertible PIK Notes in the aggregate and 65% of the economic value of Arita to Superior. Additionally, Simmons updated the Forbes special committee regarding discussions with the holders of Forbes Convertible PIK Notes and that, based on those discussions, the Forbes common stockholders would receive 1.5% of the Forbes’ Arita Post-Contribution Equity, with the remaining 98.5% of the Forbes’ Arita Post-Contribution Equity allocated to the holders of Forbes Convertible PIK Notes, representing an increase to the Forbes common stockholders from the 1% of Forbes’ Arita Post-Contribution Equity proposed in the November 26, 2019 Forbes special committee meeting. Such increase in the amount to be received by Forbes common stockholders in the Forbes’ Arita Post-Contribution Equity followed negotiations between the Forbes special committee, through Simmons, and holders of Forbes Convertible PIK Notes and was the result of applying to the then-applicable share price of Forbes common stock the contractual obligations otherwise applicable to the parties under the indenture governing the Forbes Convertible PIK Notes. Such existing contractual obligations would have required the mandatory conversion of Forbes Convertible PIK Notes into shares of Forbes common stock at a 15% discount to the shares’ value upon a change of control of Forbes. In lieu thereof, based on a similar mathematical calculation, following conversion of a portion of the Forbes Convertible PIK Notes into Forbes common stock and a contribution of other Forbes Convertible PIK Notes to Arita in exchange for Arita common stock, holders of the Forbes Convertible PIK Notes would receive that number of shares of Arita common stock equal to 98.5% of 35% of the Forbes’ Arita Post-Contribution Equity, leaving the former holders of Forbes common stock with the remaining 1.5% of 35% of Forbes’ Arita Post-Contribution Equity. Simmons updated the Forbes special committee regarding the anticipated timing of the deal and discussed delivering a fairness opinion in connection with the transaction in respect of the consideration that the Forbes common stockholders would receive in the proposed transaction. The Forbes special committee discussed Ascribe Capital and Solace collectively having the ability to exchange/vote a majority of the Forbes common stock and no objection was raised regarding any such exchange/vote.

On December 7, 2019, Latham sent a revised ABL Term Sheet to Fried Frank, Winstead and Sullivan & Cromwell which proposed revised transaction terms reflecting the positions of Superior and its lenders, including terms relating to covenants, closing conditions and collateral relating to financing for the transaction. On December 8, 2019, Fried Frank, on behalf of Forbes, and Winstead, on behalf of the Forbes special committee, sent revised drafts of the commitment letter, ABL Term Sheet, fee letter and administrative agent fee letter to

Latham. On the same date, Fried Frank, on behalf of Forbes, sent a revised draft of the merger agreement to Latham, which also reflected comments from Winstead and Sullivan & Cromwell.

On December 9, 2019, a conference call took place among Superior and Forbes management and representatives of Simmons and Lazard regarding diligence matters and updates on recent financial and operational performance of each of Superior and Forbes.

On December 10, 2019, Latham sent additional comments to the commitment letter, ABL Term Sheet, fee letter and administrative agent fee letter to Fried Frank and Winstead.

On December 11, 2019, the Forbes special committee held a telephonic meeting with representatives of Simmons and Winstead present, during which it received an update on the treatment of the Forbes Convertible PIK Notes in connection with the proposed transaction.

On December 12, 2019, Latham, on behalf of Superior, sent a revised draft merger agreement to Fried Frank, Winstead and Sullivan & Cromwell. On the same date, a conference call took place among representatives of each of Superior, Forbes, Ascribe Capital, Solace, Simmons, Fried Frank, Winstead, Sullivan & Cromwell, Lazard and Latham regarding open issues related to the transaction. The issues discussed by the parties included: voting obligations of Ascribe Capital and Solace in the event of a change in the recommendation of the Forbes special committee or Forbes board of directors; the conversion ratio for the convertible preferred stock to be issued to affiliates of Ascribe Capital and Solace; voting rights and transfer restrictions applicable to the convertible preferred stock; Forbes’ request for a separation agreement between Superior and the Superior North American Business; the proposed exchange ratio adjustment mechanism; allocation of transaction costs and expenses between Arita and Superior; the status of the various financing components of the transaction and related conditions to closing; termination fees and triggers, including that Latham’s most recent draft of the merger agreement reflected a $3 million financing failure fee, other than in the case of a failure to consummate the exchange offer, in which case the financing failure fee would be $5 million; and the allocation of responsibility for certain intellectual property related liabilities, including an existing judgment for Warrior Energy Services Corporation that is being appealed by Superior, which Forbes believed should be borne by Superior. On this call, the parties agreed in concept upon an adjustment to the exchange ratio if Forbes’ net debt increased by more than $5 million between signing of the merger agreement and closing, subject to a cap to be agreed, and that the financing failure fee payable by Superior would be $5 million. The parties also generally reached an understanding on the various open issues related to the terms of the convertible preferred stock, other than the conversion ratio, and the voting agreements with Ascribe Capital and Solace.

Also on December 12, 2019, Winstead sent the latest draft of all transaction documents to the Forbes special committee for their review.

Later on December 12, 2019, a representative of Latham conveyed to a representative of Fried Frank that Superior would agree to enter into a separation agreement with the Superior North American Business prior to closing of the mergers, and that Latham was drafting a proposed term sheet for the separation agreement to be attached to the merger agreement.

Between December 12, 2019 and December 13, 2019, a number of discussions took place among representatives of Superior, Forbes, Ascribe Capital, Solace, Simmons, Fried Frank, Winstead, Sullivan & Cromwell, Lazard and Latham regarding the open issues. On December 13, 2019, Latham, on behalf of Superior, sent to Fried Frank, Winstead and Sullivan & Cromwell a proposed separation agreement term sheet. Later that day, Fried Frank, on behalf of Forbes, sent to Latham a revised draft of the merger agreement. On December 14, 2019, Sullivan & Cromwell, on behalf of Ascribe Capital and Solace, sent a revised draft of the merger agreement to Latham.

On December 14, 2019, Forbes and Superior reached agreement on an equity split of 65% of the economic value of Arita to Superior and 35% of the economic value of Arita to Forbes’ common stockholders and holders of Forbes Convertible PIK Notes in the aggregate (before taking into account a contribution by Ascribe Capital and Solace of the portion of the Forbes term loan held by their affiliates in exchange for Arita convertible preferred stock). On the same date, Superior and Ascribe Capital and Solace reached agreement on a 48% (Forbes) – 52% (Superior) Arita equity split after giving effect to the conversion of the Arita convertible preferred stock.

Also on December 14, 2019, Fried Frank, on behalf of Forbes, sent to Latham a revised separation agreement term sheet. Among other things, the revised draft term sheet allocated to Superior all liabilities related to the intellectual property related matters previously discussed between the parties and all costs of Superior’s internal restructuring related to the separation of the Superior North American Business.

Also on December 14, 2019, a conference call took place among Superior and Forbes management and representatives of Simmons and Lazard in which Superior management and Lazard presented a revised 2020 forecast for the Superior North American Business based on Superior management’s updated operational outlook.

Also on December 14, 2019, Superior’s board of directors held a meeting with senior management and representatives of Citibank Global Markets, Inc. (“Citi”), JRCO, Latham, Lazard, JPM and Hunton Andrews Kurth LLP (“Hunton Andrews Kurth”), which was retained to provide additional advice to the non-employee directors of Superior. At the meeting, senior management and Lazard provided an update on negotiations, including the equity splits in the combined company, the leverage position of the combined company with Company B no longer involved and the ongoing negotiations regarding the terms of the mandatorily convertible instrument and Superior’s insistence that it be converted into a fixed amount of the combined company’s equity. Representatives of Citi and JPM outlined to the board of directors the terms of the proposed exchange offer. The board of directors extensively considered the valuation methodology to determine the proposed equity splits with Superior receiving 65% of the equity value in the combined company as well as the value to Superior of having the combined company effectively assume $250 million of Superior’s debt maturing in 2021. At the meeting, representatives of Latham also reviewed and discussed with the board of directors their duties and responsibilities in respect of the proposed transaction. They also reviewed with the board of directors the principal transaction agreements and related transactions, including revisions made to the merger mechanics and terms of the merger agreement since the November 21st board of directors meeting. Representatives of Lazard also reviewed their preliminary financial analyses relating to the proposed transaction.

On December 15, 2019, the Forbes special committee held a telephonic meeting with representatives of Simmons and Winstead in attendance. At the meeting, representatives of Winstead reviewed and discussed with the Forbes special committee the duties and responsibilities of the Forbes special committee in respect of the proposed transaction. Representatives of Simmons delivered a presentation in which they reviewed their preliminary financial analyses relating to the proposed transaction. It was noted during the presentation that, based on the comparable company trading multiples reviewed by Simmons, the implied enterprise valuation of Forbes is unlikely to exceed the amount of Forbes debt. In addition, the Forbes special committee reviewed and considered the proposed transaction agreements and the transactions proposed to be entered into between Forbes and Superior in connection with the transaction, including the merger agreement and all related exhibits.

Later on December 15, 2019, following the meeting of the Forbes special committee, the Forbes board of directors held a telephonic meeting, with representatives of Simmons , Fried Frank, Winstead and Sullivan & Cromwell in attendance. At the meeting, representatives of Fried Frank reviewed with the Forbes board of directors the principal transaction terms. Fried Frank reviewed with the directors the final proposed capital structure of Arita, with Superior proposed to receive 65% of the equity value of Arita and Forbes common stockholders and holders of Forbes Convertible PIK Notes proposed to receive in the aggregate 35% of the equity value of Arita (before taking into account the contribution by Ascribe Capital and Solace of the portion of the Forbes term loan held by their affiliates in exchange for Arita convertible preferred stock). Representatives of Fried Frank reviewed the fiduciary duties of the directors in connection with their consideration of the transaction with Superior. In addition, representatives of Simmons provided their preliminary financial analyses regarding the proposed transaction terms.

Also on December 15, 2019, a conference call took place among Superior and Forbes management and representatives of Simmons and Lazard in which Forbes management and Simmons presented a further revised 2020 forecast based on Forbes management’s updated operational outlook.

Between December 15, 2019 and December 17, 2019, representatives of Latham, Fried Frank, Winstead and Sullivan & Cromwell continued to exchange drafts of the transaction documents, and the parties and their respective advisors continued to discuss the remaining open issues. In the course of these discussions, among other things, the parties agreed that the exchange ratio would adjust solely for an increase in net debt of Forbes of between $5 million and $7 million between signing and closing (at signing Forbes had net cash of $2 million, meaning that a change in net debt of $5 million would equate to net debt at closing of $3 million, with a maximum adjustment to the exchange ratio of 0.73%) and a right of Superior to terminate the merger agreement if net debt of Forbes at closing exceeds $5 million, that Superior would be responsible for the intellectual property related liabilities previously described, and that all costs of Superior’s internal restructuring related to the separation of the Superior North American Business other than professional fees and expenses related to the internal restructuring would be borne by Superior.

On December 17, 2019, the Forbes special committee held a telephonic meeting with representatives of Simmons and Winstead in attendance. Representatives of Simmons delivered a presentation, updated for December 16, 2019 market data, in which they reviewed their financial analyses relating to the proposed transaction and thereafter Simmons rendered its oral opinion, subsequently confirmed in its written opinion dated December 17, 2019, to the Forbes special committee that the Forbes Common Exchange Ratio was fair from a financial point of view to the holders of shares of Forbes common stock (other than Superior and its affiliates, holders of dissenting shares, the holders of Forbes Convertible PIK Notes, parties to the Forbes Term Loan Agreement and other affiliates of Forbes). Following a discussion regarding the proposed transaction, the Forbes special committee determined that the merger agreement and the transactions contemplated by the agreement were fair to, and in the best interests of, the Forbes’ stockholders, and the Forbes special committee unanimously resolved to recommend that the Forbes board of directors approve and declare advisable the merger agreement and the transactions contemplated thereby.

On December 17, 2019, the Forbes board of directors held a telephonic meeting with representatives of Simmons, Fried Frank, Winstead and Sullivan & Cromwell in attendance. Representatives of Simmons delivered a presentation, updated for December 16, 2019 market data, in which they reviewed their financial analyses relating to the proposed transaction and thereafter confirmed that it had rendered its oral opinion, subsequently confirmed in its written opinion dated December 17, 2019, to the Forbes special committee that, as of the date of such opinion, the Forbes Common Exchange Ratio was fair from a financial point of view to the holders of shares of Forbes common stock (other than Superior and its affiliates, holders of dissenting shares, the holders of Forbes Convertible PIK Notes, parties to the Forbes Term Loan Agreement and other affiliates of Forbes). Following a discussion regarding the proposed transaction, and upon consideration of the recommendation of the Forbes special committee and such other factors as they deemed applicable, the Forbes board of directors unanimously determined that the merger agreement and the transactions contemplated thereby were fair to, and in the best interests of, Forbes and its stockholders, approved and declared advisable the merger agreement and the transactions contemplated thereby, and directed that the merger agreement and the transactions contemplated thereby be submitted to the stockholders of Forbes for their approval.

Also on December 17, 2019, Superior’s board of directors held a meeting with senior management and representatives of Hunton Andrews Kurth, JRCO, Latham and Lazard. The representative of Lazard delivered a presentation in which he reviewed Lazard’s financial analyses regarding the proposed transaction and then reviewed Lazard’s written opinion dated December 17, 2019 that, as of the date of such opinion, the value of the consideration Superior would receive in the form of the equity interests in the combined company together with the practical assumption of $250 million of Superior’s debt was fair, from a financial point of view, to Superior. Following a discussion regarding the proposed transaction documents and related transactions, Superior’s board of directors unanimously determined that the merger agreement and the transactions contemplated thereby were in the best interests of Superior and it stockholders and then approved and adopted the merger agreement and the transactions contemplated thereby.

On December 18, 2019, the parties executed the merger agreement and related transaction agreements, and Superior and Forbes publicly announced the transaction.

Superior’s Reasons for the Mergers

As discussed in “Background of the mergers,” the Superior board of directors and senior management frequently evaluate strategies to enhance value for its stockholders, including assessing Superior’s capital structure, reviewing Superior’s and its subsidiaries’ portfolio of assets and combination of business lines and evaluating ways to improve Superior’s overall operational performance. As part of this review, the Superior board of directors determined that it could best unlock stockholder value by combining NAM with a strategic partner and that further value would be created by focusing on the following key product and services lines in the U.S. offshore and international markets (collectively, the “Superior Global Business”):

•	premium drill pipe;

•	bottom hole assemblies;

•	completion tools and products;

•	hydraulic workover, snubbing and production services; and

•	well control services.

In reaching its decision to unanimously approve the transactions contemplated by the merger agreement and the related documentation (the “transactions”), the Superior board of directors consulted with members of its management and financial and legal advisors, and considered a wide variety of positive factors regarding the transactions, including, but not limited to, the following:

•

the potential value to Superior’s stockholders of the approximate 65% economic interest (consisting of a 49.9% ownership of the Arita Class A common stock and 100% ownership of the Arita Class B common stock) in the common stock of Arita that Superior will own after the consummation of the transactions, including value resulting from (i) the strategic and competitive benefits of combining Forbes with NAM and (ii) the potential cost reductions attributable to efficiencies and synergies to be realized by combining Forbes with NAM, such as facility integration, supply chain optimization and revenue enhancement. In that regard, Superior’s board of directors understood that there are risks and uncertainties associated with the realization and maintenance of value, including the risk factors described in “Risk Factors” beginning on page 28 as well as uncertain general economic and market conditions;

•	the impact of the transactions on the liquidity and financial resources of Superior;

•

the strategic alternatives available to Superior and the potential risks and benefits of such alternatives, including retaining the Superior North American Business, effecting a spin-off of the Superior North American Business or engaging in a taxable transaction;

•

the potential challenges of NAM as a standalone company in light of, among other things, (i) the Superior board of directors’ views and opinions on the challenges and opportunities facing the energy industry, including the oilfield services sector; (ii) deterioration in industry conditions along with less favorable equity valuation; and (iii) the current and prospective business climate in the industry in which NAM operates;

•	the expectation that Arita would eventually satisfy the initial listing standards of NASDAQ or another national securities exchange;

•

the expectation that the mergers, the Forbes Term Loan Contribution, and the Forbes PIK Contribution together will qualify as a transaction described in Section 351 of the Internal Revenue Code of 1986, as amended (the “Code”);

•	the likelihood that the Exchange Financing will be consummated on the terms set forth in the merger agreement to complete the transactions;

•

the efforts that the parties are required to make under the merger agreement to obtain the proceeds of the Arita Credit Facility on the terms and conditions described in the Financing Letters, and the resulting likelihood that the parties will have the Arita Credit Facility available to complete the transactions;

•

the fact that the composition of the Arita board of directors following closing of the transactions is expected to consist of experienced directors well suited to manage the business and operations of Arita, 50% of whom will be selected by Superior (in addition to David D. Dunlap, the current President and Chief Executive Officer of Superior, who will serve as Chairman of the Arita board of directors);

•

the fact that the members of management of Arita following closing of the transactions will consist of experienced executives within the oilfield services industry, including Mr. Dunlap and Brian K. Moore, Superior’s current Executive Vice President of Corporate Services;

•	the obligation of Forbes to pay to Superior a termination fee of $1.0 million, if the merger agreement is terminated under certain circumstances; and

•

the other terms and conditions of the merger agreement, including the terms of the Separation Agreement, Preferred Stock and Stockholders and Registration Rights Agreement and the other ancillary transaction agreements, which are summarized in this proxy statement/prospectus.

The Superior board of directors also considered certain countervailing factors negatively in its deliberations concerning the transactions, including:

•

while the transactions are expected to be completed, there is no assurance that all conditions to the parties’ obligations, including the entry into the Arita Credit Facility and the Exchange Financing, to consummate the mergers will be satisfied or waived, and as a result, it is possible that the transactions might not be completed;

•	risks relating to integrating NAM with Forbes’ current operations and their potential effects on the value of the Arita common stock to be received by New Spieth in the NAM Merger;

•

that Superior, prior to the completion of the transactions, is required to conduct NAM in the ordinary course, subject to specific limitations and exceptions, which could delay or prevent Superior from undertaking business opportunities that may arise prior to the completion of the transactions;

•

the risk that the combined businesses of Forbes and NAM will not achieve all of the synergies, cost-savings and other benefits that Superior anticipates from the transactions not be realized on the contemplated time frame or at all;

•	the risk of diverting management focus, employee attention and resources from other strategic opportunities and from operational matters while working to complete the transactions;

•	substantial transaction costs will be incurred in connection with the transactions;

•

the risk of an event or circumstance, including the failure to obtain relief under the SESI Credit Facility, entry into the Arita Credit Facility, or consummation of the Exchange Financing, that would give rise to Superior’s obligation to pay to Forbes a termination fee pursuant to the terms of the merger agreement;

•	business uncertainty pending completion of the transactions could have an adverse impact on the ability to attract, retain and motivate key personnel;

•	the effect of divesting NAM on Superior’s future earnings per share; and

•	risks of the type and nature described under the section of this proxy statement/prospectus entitled “Risk Factors,” beginning on page 28.

The foregoing description of the information and factors discussed by the Superior board of directors is not intended to be exhaustive. In view of the variety of factors and the amount of information considered, the Superior board of directors did not find it practicable to, and did not make specific assessments of, quantify or otherwise assign relative weights to, the specific factors considered in reaching its determination. In addition, the Superior board of directors did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to its ultimate determination, and individual members of the Superior board of directors may have given different weights to different factors. Rather, the Superior board of directors viewed its position as being based on the totality of the information presented to and considered by it. This explanation of the factors considered by the Superior board of directors is in part forward-looking in nature and, therefore, should be read in light of the factors discussed in the sections of this proxy statement/prospectus entitled “Cautionary Information Regarding Forward-Looking Statements” and “Risk Factors.”

Forbes’ Reasons for the Mergers and Recommendation of the Forbes special committee and board of directors

On December 17, 2019, the Forbes special committee unanimously determined that the merger agreement, and the transactions contemplated by the merger agreement, were advisable and in the best interests of Forbes and its stockholders, and recommended that the Forbes board of directors authorize, approve and adopt the merger agreement and the transactions contemplated thereby. In evaluating the mergers and the other transactions contemplated by the merger agreement, the Forbes special committee consulted with its legal and financial advisors and considered various factors in making its determination, including information it requested and received from Forbes’ management.

In reaching this determination, the members of the Forbes special committee considered the following information and factors (in no particular order) to be favorable to, and in support of, its determination and recommendation with respect to the merger agreement, the mergers and related transactions:

•	The anticipated synergies in a transaction between Forbes and Superior, taking into account the results of Forbes’ due diligence review of Superior and information provided by Superior’s management;

•	The terms of the merger agreement, taken as a whole, including the parties’ representations, warranties and covenants, and the circumstances under which the merger agreement may be terminated;

•	The Forbes Exchange Ratio and the Forbes Merger Consideration, including the favorability of the Forbes Exchange Ratio relative to the intrinsic value of shares of Forbes common stock;

•

The fact that holders of Forbes common stock would receive, in the aggregate, 1.5% of the 35% economic interest in the common stock of Arita to be received by holders of Forbes common stock and Forbes Convertible PIK Notes in the mergers;

•

The Forbes special committee’s analysis of other strategic alternatives available to Forbes and the extensive process to explore potential strategic alternatives available to Forbes, conducted by Forbes during a period of more than 18 months with the assistance of experienced financial advisors, which is described above in the section entitled “Background of the mergers” beginning on page 45, and which did not lead to any proposals for a sale, merger or other business combination involving Forbes, other than the proposal which led to the merger agreement and the proposed mergers;

•

The fact that Ascribe Capital, LLC (“Ascribe Capital”) and Ascribe Management LLC (“Ascribe Management” and, together with Ascribe Capital, “Ascribe”) and Solace, which collectively beneficially owned approximately 40% of the outstanding Forbes common stock, approximately 92% of the Forbes Convertible PIK Notes and approximately $30 million in principal amount of Forbes’ term loan as of the date of the merger agreement, agreed to enter into voting agreements in support of the Forbes Merger and an exchange and contribution agreement, which would result in them rolling their Forbes common stock and exchanging their Forbes Convertible PIK Notes into Arita Class A common stock and contributing their holdings of Forbes’ term loan to Arita in exchange for convertible preferred stock, representing a substantial portion of the economic and voting equity interests in Arita;

•

The results of discussions with third parties that the Forbes special committee believed, in consultation with Simmons, its financial advisor, were the parties likely to have the strategic interest and financial capability to pursue a potential strategic transaction with Superior;

•

The financial analyses presented by representatives of Simmons to the Forbes special committee with respect to Superior and the mergers, and the opinion of Simmons to the effect that, as of December 17, 2019 and subject to the qualifications and assumptions set forth in the opinion, the Forbes Common Exchange Ratio was fair from a financial point of view to the holders of Forbes common stock (other than Superior and its affiliates, holders of dissenting shares, the holders of the Forbes Convertible PIK Notes, parties to the Forbes Term Loan Agreement, and other affiliates of Forbes);

•

The Forbes special committee’s belief as to the likelihood that the mergers and related transactions will be consummated, based on, among other things, the conditions to closing contained in the merger agreement;

•

The other terms and conditions of the transaction agreements related to the mergers, including the terms of the Separation Agreement and the other transaction agreements, which are summarized in this proxy statement/prospectus.

The Forbes special committee also considered certain countervailing factors in its deliberations concerning the transactions, including (in no particular order):

•

While the transactions are expected to be completed, there is no assurance that all conditions to the parties’ obligations to consummate the mergers will be satisfied or waived, and as a result, it is possible that the transactions might not be completed or may be unduly delayed;

•

The Forbes special committee recognized that there are risks relating to the mergers, including risks that the combined businesses of Forbes and NAM will not achieve all of the synergies, cost-savings and other benefits that Forbes anticipates may be realized from the transactions, risks that business conditions may remain challenging for an extended period of time, risks that Arita may not have sufficient scale or financial capacity to take advantage of potential consolidation opportunities in the U.S. oilfield services industry, and risks associated with integrating NAM with Forbes’ current operations, as well as other risks of the type and nature described in the section of this proxy statement/prospectus entitled “Risk Factors,” beginning on page 28;

•

The shares of Arita Class A common stock will not initially be eligible to trade on an NASDAQ or another national securities exchange following the mergers, and are expected to be listed in the over-the-counter market, and there can be no assurance as to whether or when the Arita Class A common stock will be eligible for listing on NASDAQ or another national securities exchange;

•

Arita’s voting power will be concentrated among Superior, Ascribe, and Solace following the effective time of the mergers and those stockholders will have certain approval rights with respect to certain material corporate actions pursuant to the Stockholders and Registration Rights Agreement. See the section “The mergers – Stockholders and Registration Rights Agreement” beginning on page 105;

•

The Forbes special committee considered the risk of diverting management focus, employee attention and resources from other strategic opportunities and from operational matters while working to complete the transactions, the risk that business uncertainty pending completion of the transactions could have an adverse impact on the ability to attract, retain and motivate key personnel, and that substantial transaction costs will be incurred in connection with the transactions that will be borne by Forbes if the transactions are not completed.

The foregoing description of the information and factors discussed by the Forbes special committee is not intended to be exhaustive. In view of the wide variety of factors considered by the Forbes special committee, the Forbes special committee did not find it practicable to quantify or otherwise attempt to assign relative weights to the specific factors considered in making its determination. Rather, the Forbes special committee viewed its position as being based on the totality of the information presented to and considered by it. Consequently, the Forbes special committee did not quantify the assumptions and results of its analyses in reaching its determination that the mergers are advisable, fair to, and in the best interests of, Forbes and its stockholders. However, as a general matter, the Forbes special committee believes that the factors set forth above supported its determination. This explanation of the factors considered by the Forbes special committee is in part forward-looking in nature and, therefore, should be read in light of the factors discussed in the sections of this proxy statement/prospectus entitled “Cautionary Information Regarding Forward-Looking Statements” and “Risk Factors.”

Following receipt of the recommendation of the Forbes special committee, the Forbes board of directors, at a meeting held on December 17, 2019, unanimously determined that the Forbes Merger and related transactions are advisable, fair to and in the best interests of Forbes and its stockholders and approved the merger agreement and the transactions contemplated thereby.

The Forbes board of directors considered the following information and factors (in no particular order) to be favorable to, and in support of, its determination and recommendation with respect to the merger agreement, the mergers and related transactions:

•

The Forbes board of directors’ familiarity with the business, operations, financial performance, financial condition and liquidity of Forbes and with business conditions in the oilfield services industry. In this regard, the board of directors recognized that the U.S. oilfield services industry has experienced a prolonged downturn, which has adversely affected Forbes’ business, operations, financial performance, financial condition and liquidity, and has led to a severe decline in the market price of the Forbes common stock, as well as the stock of other oilfield services companies. On December 17, 2019, the closing price of Forbes common stock in the over-the-counter market was $0.18, implying an equity value for Forbes of less than $1 million. As of the same date, Forbes had outstanding indebtedness of approximately $134 million. The Forbes board of directors believed that the mergers afforded an opportunity to holders of Forbes common stock to exchange their investment in Forbes for common stock of a larger combined entity with an enhanced asset base, greater combined revenue and EBITDA, a significantly lower debt to equity ratio, potential for significant synergies, and the opportunity to participate in further consolidation in the U.S. oilfield services industry and to benefit from a recovery in business conditions in the oilfield services industry over time. In that regard, the Forbes board of directors understood that there are risks and uncertainties associated with the business and operations of Arita, including the risk factors described in “Risk Factors” beginning on page 28 as well as uncertain general economic and market conditions. However, the Forbes board of directors recognized that, in the absence of the mergers or an alternative business combination transaction, Forbes would face substantial risks and uncertainties were it to continue to operate as an independent company.

•

The Forbes board of directors considered the fact that holders of Forbes common stock would receive, in the aggregate, 1.5% of the 35% economic interest to be received by holders of Forbes common stock and Forbes Convertible PIK Notes in the mergers.

•

The extensive process to explore potential strategic alternatives available to Forbes, conducted by Forbes during a period of more than 18 months with the assistance of experienced financial advisors, which is described above in the section entitled “Background of the mergers” beginning on page 45, and which did not lead to any proposals for a sale, merger or other business combination involving Forbes, other than the proposal which led to the merger agreement and the proposed mergers.

•

The familiarity of Forbes’ management with the business and operations of the Superior North American Business and the results of the due diligence review conducted by Forbes and its advisors regarding the Superior North American Business.

•	The fact that Ascribe and Solace, which collectively beneficially owned approximately 40% of the outstanding Forbes common stock, approximately 92% of the Forbes Convertible PIK Notes and approximately $30 million in principal amount of Forbes’ term loan as of the date of the merger agreement, agreed to enter into voting agreements in support of the Forbes Merger and an exchange and contribution agreement, which would result in them rolling their Forbes common stock and exchanging their Forbes Convertible PIK Notes into Arita Class A common stock and contributing their holdings of Forbes’ term loan to Arita in exchange for convertible preferred stock, representing a substantial portion of the economic and voting equity interests in Arita.

•

The recommendation of the Forbes special committee, which received advice from independent legal counsel and its independent financial advisor as well as the opinion described below under the caption “Opinion of Forbes Special Committee’s Financial Advisor.”

•

The Forbes board of directors’ belief that Arita should eventually satisfy the initial listing standards of NASDAQ or another national securities exchange, potentially providing increased liquidity and marketability for the Arita Class A common stock.

•

The fact that the Arita board of directors following closing of the transactions is expected to consist of experienced directors well suited to manage the business and operations of Arita, with three of four directors being independent, one of whom will be selected by Forbes.

•	The Forbes board of directors’ belief as to the likelihood that the Transactions will be consummated, based on, among other things, the conditions to closing contained in the merger agreement.

•

The ability of the Forbes board of directors to consider an alternative acquisition proposal, subject to certain conditions, should a third party present an alternative proposal prior to the Forbes stockholder vote with respect to the Forbes Merger, and to change its recommendation with respect to the Forbes Merger, subject to the payment of a termination fee of $1.0 million to Superior under certain circumstances.

•	The obligation of Superior to pay to Forbes a termination fee of $3.0 million or $5.0 million if the merger agreement is terminated and depending on the certain circumstances.

•

The other material terms and conditions of the merger agreement, including that the representations, warranties, covenants, termination provisions and other terms of the merger agreement are generally reciprocal in nature.

•

The other terms and conditions of the transaction agreements related to the mergers, including the terms of the Separation Agreement and the other transaction agreements, which are summarized in this proxy statement/prospectus; and

•	The expectation that the mergers, the Forbes Term Loan Contribution, and the Forbes PIK Contribution together will qualify as a transaction described in Section 351 of the Code.

The Forbes board of directors also considered certain countervailing factors in its deliberations concerning the transactions, including (in no particular order):

•

While the transactions are expected to be completed, there is no assurance that all conditions to the parties’ obligations to consummate the mergers will be satisfied or waived, and as a result, it is possible that the transactions might not be completed or may be unduly delayed.

•

The Forbes board of directors recognized that there are risks relating to the mergers, including risks that the combined businesses of Forbes and NAM will not achieve all of the synergies, cost-savings and other benefits that Forbes anticipates may be realized from the transactions, risks that business conditions may remain challenging for an extended period of time, risks that the combined company may not have sufficient scale or financial capacity to take advantage of potential consolidation opportunities in the U.S. oilfield services industry, and risks associated with integrating NAM with Forbes’ current operations, as well as other risks of the type and nature described in the section of this proxy statement/prospectus entitled “Risk Factors,” beginning on page 28.

•

The shares of Arita Class A common stock will not initially be eligible to trade on an NASDAQ or another national securities exchange following the mergers, and are expected to be listed in the over-the-counter market, and there can be no assurance as to whether or when the Arita Class A common stock will be eligible for listing on NASDAQ or another national securities exchange.

•

Arita’s voting power will be concentrated among Superior, Ascribe, and Solace following the effective time of the mergers and those stockholders will have certain approval rights with respect to certain material corporate actions pursuant to the Stockholders and Registration Rights Agreement. See the section “The mergers – Stockholders and Registration Rights Agreement” beginning on page 105.

•

The board of directors recognized that, giving effect to the consummation of the Forbes PIK Exchange, Ascribe and Solace would, collectively, beneficially own an aggregate amount of Forbes common stock representing approximately 51% of the voting power of the outstanding shares of Forbes common stock. Pursuant to voting agreements, subject to certain exceptions, Ascribe and Solace are required to vote the shares of Forbes common stock they beneficially own in favor of the Forbes Merger and, accordingly would have the ability to approve the Forbes Merger without the vote of any other stockholder. However, the board of directors also considered that, in the course of the negotiations with Superior with respect to the merger agreement, Superior agreed irrevocably to approve the transactions contemplated by the merger agreement at signing, and that Superior accordingly has no right to consider, or to terminate the merger agreement by reason of, an alternative proposal with respect to Superior or the Superior North American Business. In addition, as described under “The mergers – Voting Agreements” beginning on page 104, in the event the Forbes board of directors makes an adverse recommendation change (as defined in “The merger agreement – No Solicitation of Alternative Proposals” beginning on page 96), Ascribe and Solace will each be required to vote 17.5% of the aggregate voting power of Forbes common stock in favor of the Forbes Merger, in which event the vote of holders of Forbes common stock would not be assured.

•

The Forbes board of directors considered the risk of diverting management focus, employee attention and resources from other strategic opportunities and from operational matters while working to complete the transactions, the risk that business uncertainty pending completion of the transactions could have an adverse impact on the ability to attract, retain and motivate key personnel, and that substantial transaction costs will be incurred in connection with the transactions that will be borne by Forbes if the transactions are not completed.

The foregoing description of the information and factors discussed by the Forbes board of directors is not intended to be exhaustive. In view of the variety of factors and the amount of information considered, the Forbes board of directors did not find it practicable to, and did not make specific assessments of, quantify or otherwise assign relative weights to, the specific factors considered in reaching its determination. In addition, the Forbes board of directors did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to its ultimate determination, and individual members of the Forbes board of directors may have given different weights to different factors. Rather, the Forbes board of directors viewed its position as being based on the totality of the information presented to and considered by it. This explanation of the factors considered by the Forbes board of directors is in part forward-looking in nature and, therefore, should be read in light of the factors discussed in the sections of this proxy statement/prospectus entitled “Cautionary Information Regarding Forward-Looking Statements” and “Risk Factors.”

After carefully considering the various potentially favorable and countervailing factors, including the foregoing, the Forbes board of directors concluded that, overall, the potentially favorable factors relating to the merger agreement and the transactions contemplated by the merger agreement outweighed the potentially countervailing factors. Accordingly, the Forbes board of directors, following the unanimous recommendation of the Forbes special committee, recommends that you vote “FOR” the proposal to adopt the merger agreement and consummate the Forbes Merger, “FOR” the proposal to amend the Forbes certificate of incorporation to increase the number of authorized shares of Forbes common stock and

“FOR” the approval, on an advisory (non-binding) basis, of specified compensation that may be received by Forbes’ named executive officers in connection with the Forbes Merger.

Financial Forecasts

During the course of discussions between Superior and Forbes, the companies provided to each other selected, nonpublic financial forecasts prepared by the companies’ respective managements for fiscal year 2019 and fiscal year 2020 relating to NAM or the Superior North American Business, and Forbes, respectively. The forecast amounts set forth below are included in this proxy statement/prospectus only because this information was exchanged between Superior and Forbes and provided to the financial advisor of Forbes in connection with the proposed mergers.

Superior and Forbes advised each other that their respective internal financial forecasts were subjective in many respects. The forecasts reflect numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, all of which are difficult to predict and beyond Superior’s and Forbes’ control. The forecasts also reflect numerous estimates and assumptions related to the business of NAM and Forbes (including with respect to the growth and viability of certain segments of their respective businesses) that are inherently subject to significant economic, political, and competitive uncertainties, all of which are difficult to predict and many of which are beyond Superior’s, Arita’s and Forbes’ control. See “Risk Factors” beginning on page 28. The assumptions made in preparing the forecasts may not prove accurate, and actual results may be materially greater or less than those set forth below. See “Cautionary Information Regarding Forward-Looking Statements” beginning on page 42.

The management of each of Superior, Arita and Forbes have prepared from time to time in the past, and will continue to prepare in the future, internal financial forecasts that reflect various estimates and assumptions that change from time to time. Accordingly, the forecasts used in conjunction with the proposed transaction may differ from these other forecasts.

THE INCLUSION OF THE FORECASTS IN THIS PROXY STATEMENT/PROSPECTUS SHOULD NOT BE REGARDED AS AN INDICATION THAT SUPERIOR, ARITA OR FORBES OR THEIR RESPECTIVE OFFICERS AND DIRECTORS CONSIDER THE FORECASTS TO BE AN ACCURATE PREDICTION OF FUTURE EVENTS OR NECESSARILY ACHIEVABLE. IN LIGHT OF THE UNCERTAINTIES INHERENT IN FORWARD-LOOKING INFORMATION OF ANY KIND, SUPERIOR, ARITA AND FORBES CAUTION YOU AGAINST RELYING ON THIS INFORMATION. NONE OF SUPERIOR, ARITA, FORBES OR THEIR RESPECTIVE OFFICERS OR DIRECTORS INTEND TO UPDATE OR REVISE THE FORECASTS TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE THEY WERE PREPARED OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, INCLUDING THE IMPACTS OF COVID-19 AND THE ONGOING OIL PRICE WAR, BETWEEN SAUDI ARABIA AND RUSSIA EXCEPT TO THE EXTENT REQUIRED BY LAW. SEE “CAUTIONARY INFORMATION REGARDING FORWARD-LOOKING STATEMENTS” BEGINNING ON PAGE 42.

Forbes’ Forecasts

THE FORECASTS SET FORTH BELOW WERE NOT PREPARED WITH A VIEW TO PUBLIC DISCLOSURE OR COMPLIANCE WITH PUBLISHED GUIDELINES OF THE SEC, ANY STATE SECURITIES COMMISSION OR THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS REGARDING PREPARATION AND PRESENTATION OF PROSPECTIVE FINANCIAL INFORMATION. THE FORBES PROSPECTIVE FINANCIAL INFORMATION INCLUDED IN THIS PROXY STATEMENT/PROSPECTUS HAS BEEN PREPARED BY, AND IS THE RESPONSIBILITY OF, FORBES MANAGEMENT. BDO USA, LLP HAS NEITHER EXAMINED NOR COMPILED THE ACCOMPANYING PROSPECTIVE FINANCIAL INFORMATION AND, ACCORDINGLY, BDO USA, LLP DOES NOT EXPRESS AN OPINION OR ANY OTHER FORM OF ASSURANCE WITH RESPECT THERETO. THE BDO USA, LLP REPORT INCLUDED IN THIS PROXY STATEMENT/PROSPECTUS RELATES TO

FORBES’ HISTORICAL FINANCIAL INFORMATION. IT DOES NOT EXTEND TO THE PROSPECTIVE FINANCIAL INFORMATION AND SHOULD NOT BE READ TO DO SO.

Forecast of Forbes’ Results Provided to its Financial Advisor (dollars in millions)
	FY 2019E	FY 2020P
Revenue	$187.4	$194.5
Cost of Sales	$158.8	$162.8
Gross Profit	$28.6	$31.7
SG&A	$20.3	$11.2
Adjustments As Reported	$(2.7)	—
Reported EBITDA	$5.6	$20.5
Management Adjustments (1)	$5.9	—
Adjusted EBITDA	$11.5	$20.5

(1)	For internal reporting purposes, Forbes management added back adjustments for severance pay, settlements and litigation, and bad debts to Reported EBITDA to arrive as Adjusted EBITDA.

Forbes’ financial advisor, Simmons Energy | A Division of Piper Sandler & Co. (formerly known as Piper Jaffray & Co.), performed a discounted cash flow analysis of Forbes based on estimates of after tax unlevered free cash flow of Forbes, which were provided by Forbes.

Forecast Free Cash Flow of Forbes’ Results (dollars in millions)
FY 2020P
EBITDA	$20.5
Less: Depreciation & Amortization	$(41.4)
EBIT	$(20.9)
Plus/(Less): Taxes on EBIT	$4.4
Net Operating Loss After Tax	$(16.5)
Plus: Depreciation & Amortization	$41.4
Less: Capex	$(9.2)
Free Cash Flow to Forbes	$15.7

NAM’s Forecasts

THE FORECASTS SET FORTH BELOW WERE NOT PREPARED WITH A VIEW TO PUBLIC DISCLOSURE OR COMPLIANCE WITH PUBLISHED GUIDELINES OF THE SEC, ANY STATE SECURITIES COMMISSION OR THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS REGARDING PREPARATION AND PRESENTATION OF PROSPECTIVE FINANCIAL INFORMATION. THE NAM PROSPECTIVE FINANCIAL INFORMATION INCLUDED IN THIS PROXY STATEMENT/PROSPECTUS HAS BEEN PREPARED BY, AND IS THE RESPONSIBILITY OF, SUPERIOR MANAGEMENT. KPMG LLP HAS NEITHER EXAMINED NOR COMPILED THE ACCOMPANYING PROSPECTIVE FINANCIAL INFORMATION AND, ACCORDINGLY, KPMG LLP DOES NOT EXPRESS AN OPINION OR ANY OTHER FORM OF ASSURANCE WITH RESPECT THERETO. THE KPMG LLP REPORT INCLUDED IN THIS PROXY STATEMENT/PROSPECTUS RELATES TO THE SUPERIOR NORTH AMERICAN BUSINESS’ HISTORICAL FINANCIAL INFORMATION. IT DOES NOT EXTEND TO THE PROSPECTIVE FINANCIAL INFORMATION AND SHOULD NOT BE READ TO DO SO.

Forecast of NAM’s Results Provided to Forbes’ Financial Advisor (dollars in millions)
	FY 2019E	FY 2020P
Revenue	$578.7	$496.5
Cost of Sales	$439.4	$364.1
Gross Profit	$139.4	$132.4
SG&A	$78.0	$85.1
Adjustments as Reported	—	—
EBITDA	$61.3	$47.3

In evaluating a potential business combination between the companies the management of Forbes has identified approximately $23.3 million of potential annual synergies, potential benefits and growth opportunities that are expected to result from the mergers, including, among others, the following:

•

a business combination would allow the companies to reduce overall costs by eliminating redundancy in administrative functions and reducing corporate executive and administrative costs, including headcount reductions, corporate support cost reductions, as well as standardization and consolidation of information technology and accounting functions;

•

the potential for the combined company to leverage the market-specific infrastructure of each of NAM and Forbes to reach target markets is expected to result in a reduction in facilities expense due to corporate and other office consolidations; and

•

a business combination between the companies is expected to provide the opportunity for greater efficiency through integration of complementary technologies and processes, resulting in supply chain optimization through in-house servicing of previously outsourced services, primarily related to inspection and rental services.

Additional Analysis and Considerations

The complementary nature of the companies’ businesses, the opportunities for growth and the expected realization of synergies have led the management of the each company to explore the possibility of collaborative business between the parties. The financial forecasts were prepared by combining the standalone projected financial information on Forbes and NAM based on preliminary budgeting and forecasting information. Key operating assumptions were made regarding the following:

•	the combination of the product and services lines offered by the two companies and the ability to share technologies across an expanded platform;

•	the combination of the geographical footprint of the two companies;

•	the similar customer bases of the two companies;

•	the opportunity for cost savings through the combination of overlapping executive and administrative costs; and

•	management’s best long-term estimate of the depressed market conditions in Arita’s industry.

The projections were based on numerous variables and assumptions that are inherently uncertain and beyond the control of Forbes and NAM.

Opinion of Forbes’ Financial Advisor

The Forbes Special Committee retained Simmons to act as financial advisor to the Forbes special committee, and, if requested, to render to the Forbes special committee an opinion as to the fairness, from a financial point of view, of the Forbes Common Exchange Ratio to the holders of shares of Forbes common stock (other than Superior and its affiliates, holders of dissenting shares, the holders of the Forbes Convertible PIK Notes, parties to the Forbes Term Loan Agreement and other affiliates of Forbes). References in this section of the proxy statement/prospectus to Forbes’ EBITDA refer to Adjusted EBITDA. Adjusted EBITDA reflects certain adjustments to EBITDA made by Forbes’ management. Adjusted EBITDA was used by Simmons in connection with the delivery of its written opinion.

The full text of the Simmons written opinion dated December 17, 2019, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Simmons in rendering its opinion, is attached as Annex B. You are urged to, and should, carefully read the Simmons opinion in its entirety and this summary is qualified in its entirety by reference to the written opinion. The Simmons opinion addresses only the fairness, from a financial point of view and as of the date of the opinion, of the Forbes Common Exchange Ratio to the holders of shares of Forbes common stock (other than Superior and its affiliates, holders of dissenting shares, the holders of the Forbes Convertible PIK Notes, parties to the Forbes Term Loan Agreement and other affiliates of Forbes). Simmons’ opinion was directed to the Forbes special committee in connection with its consideration of the mergers and was not intended to be, and does not constitute, a recommendation to any holders of common stock or holders of other equity or indebtedness of Forbes as to how such holders should vote or act with respect to the mergers or any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, Simmons, among other things:

•	reviewed and analyzed the financial terms of a draft of the merger agreement, dated December 17, 2019;

•	reviewed and analyzed certain financial and other data with respect to Forbes and Superior that was publicly available;

•

reviewed and analyzed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of Forbes, NAM and Arita that were publicly available, as well as those that were furnished to Simmons by Forbes and Superior, including the analyses and forecasts of certain cost savings, operating efficiencies, revenue effects, strategic benefits and other synergies expected by managements of Forbes and Superior to result from the mergers, which are collectively referred to in this section as the “Estimated Synergies”;

•

conducted discussions with members of senior management and representatives of Forbes and Superior concerning the immediately preceding matters described above, as well as their respective businesses and prospects before and after giving effect to the mergers and the Estimated Synergies;

•	reviewed the current and historical reported prices and trading activity of Forbes common stock and similar information for certain other companies deemed by Simmons to be comparable to Forbes;

•	compared the financial performance of Forbes with that of certain other publicly-traded companies that Simmons deemed relevant;

•	reviewed the financial terms, to the extent publicly available, of certain business combination transactions that Simmons deemed relevant;

•	conducted a discounted cash flow analysis on Forbes based on projections that were prepared by Forbes management; and

•	conducted a discounted cash flow analysis on Arita based on projections that were prepared by Forbes and Superior management.

In addition, Simmons conducted such other analyses, examinations and inquiries and considered such other financial, economic and market criteria as Simmons deemed necessary in arriving at its opinion.

The following is a summary of the material financial analyses performed by Simmons in connection with the preparation of its fairness opinion and reviewed with the Forbes special committee at a meeting held on December 17, 2019.

This summary includes information presented in tabular format, which tables must be read together with the text of each analysis summary and considered as a whole in order to fully understand the financial analyses presented by Simmons. The tables alone do not constitute a complete summary of the financial analyses. The order in which these analyses are presented below, and the results of those analyses, should not be taken as any indication of the relative importance or weight given to these analyses by Simmons or the Forbes special committee. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before December 16, 2019, and is not necessarily indicative of current market conditions.

Implied Enterprise Value and Merger Consideration

Simmons calculated the implied equity value of Arita by dividing the face value of the Forbes Convertible PIK Notes of $51.8 million plus the then-current accrued PIK interest balance of $0.9 million, collectively grossed up by 15% to equal $61.9 million, reflecting the conversion terms of the Forbes Convertible PIK Notes, by the product of (i) 35.00%, representing the portion of Arita’s equity value to be received collectively at closing of the mergers by the holders of Forbes Convertible PIK Notes and Forbes common stock and (ii) 98.5%, representing the portion of Forbes’ pro forma collective ownership of Arita equity at closing of the mergers allocated by the Forbes special committee to holders of the Forbes Convertible PIK Notes, which product is 34.48%. This calculation resulted in an implied equity value for Arita of $179.6 million. Simmons then calculated the implied enterprise value of Arita by adding the estimated closing net debt position (indebtedness minus cash and cash equivalents) of $327.7 million to the implied equity value. This calculation resulted in an enterprise value for Arita of $507.7 million, which Simmons calculated to be 4.8x Forbes management’s estimated Arita 2019 EBITDA.

Simmons calculated the implied value of the merger consideration to be received by holders of Forbes common stock by multiplying Arita’s implied total equity value of $179.6 million by the product of (i) 35.00%, representing the portion of Arita’s equity value to be received collectively at closing of the mergers by the holders of Forbes Convertible PIK Notes and Forbes common stock and (ii) 1.5%, representing the portion of Forbes’ pro forma collective ownership of Arita equity at closing of the mergers allocated by the Forbes special committee to holders of Forbes common stock, which product is 0.53%. This calculation resulted in an implied value of merger consideration to be received by holders of Forbes common stock of $0.9 million. Simmons then calculated the implied per-share value of the merger consideration to be received by holders of the Forbes common stock by dividing $0.9 million by the number of Forbes’ fully diluted common shares outstanding as of December 13, 2019, namely 5.997 million. This calculation resulted in an implied merger consideration of $0.16 per share of Forbes common stock.

Historical Trading Analysis

Simmons reviewed the historical closing prices and trading volumes for Forbes common stock over the three-month period ended December 16, 2019 in order to provide background information on the prices at which Forbes common stock has historically traded. The following table summarizes the premium that the implied merger consideration per share of Forbes common stock reflects as compared to some of the average and volume weighted average trading prices of Forbes common stock:

Time Period	Average Price Premium / Discount	Volume Weighted Average Price Premium / Discount
1-Day (December 16, 2019)	(13%)	(13%)
1-Week Average	41%	42%
1-Month Average	58%	56%
3-Month Average	(54%)	24%

Selected Public Companies Analysis

Simmons reviewed projected financial data of Forbes for the years ended December 31, 2019 and December 31, 2020, and compared such data to corresponding historical balance sheet data and consensus Wall Street research forecasts for public companies in the following oilfield services segments that Simmons believed were comparable to Forbes and/or Arita’s financial profile: coiled tubing and well servicing providers, fluid logistics, accommodations, U.S. wellsite services with accommodations and rental services.

Simmons selected the following companies:

Coiled Tubing and Well Servicing Providers

•	Basic Energy Services, Inc.

•	KLX Energy Services Holdings, Inc.

•	Nine Energy Service, Inc.

•	Quintana Energy Services Inc.

•	Ranger Energy Services, Inc.

•	STEP Energy Services Ltd.

Fluid Logistics

•	Select Energy Services, Inc.

•	TETRA Technologies, Inc.

Accommodations

•	Black Diamond Group Ltd.

•	Civeo Corporation

•	Horizon North Logistics Inc.

U.S. Wellsite Services with Accommodations

•	KLX Energy Services Holdings, Inc.

•	Mammoth Energy Services Inc.

•	Select Energy Services, Inc.

•	Superior Energy Services, Inc.

Rental Services

•	Aggreko PLC

•	Ashtead Group PLC

•	Brambles Limited

•	Herc Holdings Inc.

•	Mammoth Energy Services Inc.

•	Oil States International, Inc.

•	Solaris Oilfield Infrastructure, Inc.

•	United Rentals, Inc.

For the selected public companies analysis, Simmons compared the implied enterprise value of Forbes to Forbes projected 2019 and 2020 EBITDA based both on the implied merger consideration and on the market closing price on December 16, 2019 on the one hand, to the corresponding enterprise value multiples to 2019 and 2020

EBITDA for the selected public companies derived from their closing prices per share on December 16, 2019 and their cash and debt outstanding amounts as indicated in public filings as of such date on the other hand. Projected EBITDA for Forbes were based on estimates provided by Forbes management. Projected 2019 and 2020 EBITDA for the selected public companies were based on Wall Street consensus estimates as reported by Capital IQ.

The analysis indicated the following multiples:

	Enterprise Value (millions)	Ratio of Enterprise Value to EBITDA
		2019P	2020P
Coiled Tubing and Well Servicing Providers
Basic Energy Services	$291	7.1x	5.6x
KLX Energy Services	276	3.6x	3.8x
Nine Energy Service	515	4.9x	5.4x
Quintana Energy Services	121	4.8x	5.4x
Ranger Energy Services	164	3.4x	3.4x
STEP Energy Services	233	3.8x	3.8x

Median		4.3x	4.6x

Fluid Logistics
Select Energy Services	$888	5.0x	5.1x
TETRA Technologies	1,130	6.4x	6.0x

Median		5.7x	5.5x

Accommodations
Black Diamond	$150	5.1x	4.7x
Civeo	617	6.2x	5.8x
Horizon North Logistics	215	8.9x	5.3x
Target Hospitality	830	5.5x	5.1x

Median		5.8x	5.2x

U.S. Wellsite Services with Accommodations
KLX Energy Services	$276	3.6x	3.8x
Mammoth Energy Services	148	2.0x	2.9x
Select Energy Services	888	5.0x	5.1x
Superior Energy Services	1,075	4.2x	4.2x

Median		3.9x	4.0x

Rental Services
Aggreko	$3,747	5.1x	4.7x
Ashtead	19,879	6.1x	5.8x
Brambles	13,064	10.5x	8.9x
Herc Holdings	3,690	5.0x	4.8x
Mammoth Energy Services	148	2.0x	2.9x
Oil States International	1,271	12.1x	10.3x
Solaris Oilfield Infrastructure	586	4.9x	5.4x
United Rentals	24,081	5.5x	5.3x

Median		5.3x	5.4x

Total Comparable Company Median		5.0x	5.1x

Forbes at offer (1)		12.2x	6.9x
Forbes at market (2)		11.4x	6.4x

(1)	Based on the implied merger consideration of $0.16 per share of Forbes common stock.
(2)	Based on the closing market price of Forbes common stock on December 16, 2019 of $0.18.

Simmons observed that the range of implied per share values for common stock based on the median multiple plus and minus 1.0x for each analysis yielded the following, as compared to the implied merger consideration per share of Forbes common stock:

Implied Per Share Value of Common Stock
2019 EBITDA	$0.00
2020 EBITDA	$0.02-$0.13
Implied merger consideration	$0.16

Selected M&A Transaction Analysis

Simmons reviewed merger and acquisition, which we refer to as M&A, transactions involving target companies in the following oilfield services segments that Simmons believed were comparable to Forbes and/or Arita’s financial profile: coiled tubing and well servicing providers, fluid logistics, accommodations, U.S. wellsite services with accommodations and rental services. Simmons selected transactions that were publicly disclosed and announced after January 1, 2012.

Based on these criteria, Simmons selected the following 13 publicly disclosed transactions:

Acquiror	Target	Year
Coiled Tubing and Well Servicing Providers
KLX Energy Services (1)	Red Bone Services and Tecton Energy Services	2019
Trican Well Services Energy Services (2)	Canyon Services Group	2017

Fluid Logistics
Nuverra Environmental Solutions (3)	Clearwater Solutions	2018
TETRA Technologies (3)	Swiftwater Energy Services	2018
Granite Construction (2)	Layne Christensen	2018

Oilfield Rentals Providers
TRAC Energy Services (1)	Zedcor Oilfield Rentals	2016
Brambles	Ferguson Group	2014
Calumet Specialty Products (1)	Anchor Drilling Fluids	2014
B/E Aerospace (1)	LT Energy Services	2014
Mill City Capital (1)	Bonnett’s Energy Corporation	2013

Oilfield Accommodations
Platinum Eagle Acquisition Corp.	Target Logistics & Signor Lodging	2018
Civeo Corporation (1)	Noralta Lodge	2017
Algeco Scotsman (1)	Target Logistics	2013

(1)	EV/ Projected EBITDA (as defined below) multiples for this transaction were not available.
(2)	EV/ TTM EBITDA (as defined below) multiples deemed not meaningful, for the reasons set forth below.
(3)	EV/ TTM EBITDA (as defined below) multiples for this transaction were not available.

In addition, Simmons reviewed certain M&A transactions where terms were not publicly disclosed involving target companies in each of the following oilfield services segments that Simmons believed were comparable to Forbes and/or Arita’s financial profile: coiled tubing and well servicing providers (five transactions), fluid logistics (two transactions), oilfield accommodations (four transactions), and oilfield rental services (eighteen transactions). Simmons selected transactions that were announced after January 1, 2012.

For the selected M&A transactions analysis, Simmons compared implied enterprise value to EBITDA for the last twelve month period prior to the transaction for which financial information was available, which we refer to as the EV / TTM EBITDA multiple, and the implied enterprise value to the projected EBITDA for the twelve-month period following the transaction, which we refer to as the EV / Projected EBITDA, for Forbes, based on the implied merger consideration, to the corresponding multiples for the selected transactions. TTM EBITDA for Forbes was for calendar year 2019 EBITDA and was based on estimates of Forbes management. Projected EBITDA for Forbes was for the calendar year 2020 and was based on estimates of Forbes’ management. Projected EBITDA for the selected transactions were based on selected Wall Street research. Simmons determined that EV/TTM EBITDA transaction multiples were not meaningful, and therefore omitted them, if they were negative.

The analysis indicated the following median multiples for the oilfield services segments:

Median Ratio of Transaction Enterprise Value to
	TTM EBITDA		Projected EBITDA
Coiled Tubing and Well Servicing Providers	5.0x		2.9x
Fluid Logistics	4.7x	(1)	5.2x
Oilfield Rentals	5.7x		4.2x
Oilfield Accommodations	5.2x		3.4x
Forbes (2)	12.2x		6.9x

(1)	Only one data point was available for the Fluid Logistics TTM EBITDA analysis.
(2)	Based on the implied merger consideration of $0.16 per share

Simmons observed that the range of implied per share values for common stock based on the median multiple plus and minus 1.0x for each analysis yielded the following, as compared to the implied merger consideration:

	Implied Per Share Value of Common Stock
	TTM EBITDA	Projected EBITDA
Coiled Tubing and Well Servicing Providers	$0.00	$0.00
Fluid Logistics (1)	—	$0.02-$0.14
Oilfield Rentals	$0.00	$0.00-$0.08
Oilfield Accommodations	$0.00	$0.00-$0.03
Implied merger consideration	$0.16	$0.16

(1)	Fluid Logistics TTM EBITDA was not calculated because only one data point was available.

Premiums Paid Analysis

Simmons reviewed publicly available information for selected completed or pending M&A transactions to determine the premiums paid in such transactions over recent trading prices of the target companies prior to announcement of the transaction. Simmons selected transactions for which Simmons considered the target to be a North America-listed public oilfield services company, and applied, among others, the following criteria:

•	M&A transactions between public target and acquirer;

•	transactions announced since January 1, 2010;

•	enterprise value of target greater than $50 million; and

•	at least 50% consideration comprised of acquiring entity’s stock.

Based on these criteria, Simmons selected 25 transactions and the table below shows a comparison of premiums paid in the selected transactions based on the average trading prices over certain time periods to the premium that would be paid to the holders of common stock based on the implied merger consideration of $0.16 per share of common stock. Simmons also compared the premiums paid in the 12 selected transactions where the transaction consideration was 90% or more in stock of the acquiror.

The analyses indicated the following premiums for Forbes and for the median of the selected transactions and the portion of the selected transactions where the transaction consideration was 90% or more in stock of the acquiror:

	Forbes (1)	Selected Transactions	Selected Transactions with 90%+ Stock Consideration
Premium (Discount) 1 day prior to announcement of merger (2)	(13%)	23%	17%
Premium 1-week average prior to announcement of merger	41%	22%	12%
Premium 1-month average prior to announcement of merger	58%	24%	1%

(1)	Based on the implied merger consideration of $0.16 per share of common stock.
(2)	Based on the closing price per share of $0.18 on December 16, 2019.

Simmons observed that the range of implied per share values for common stock, based on the 25th percentile and 75th percentile of premiums paid in each analysis yielded the following, as compared to the merger consideration.

	Selected Transactions	Selected Transactions with 90%+ Stock Consideration
1 day prior to announcement of merger	$0.19-$0.25	$0.18-$0.24
1-month average prior to announcement of merger	$0.10-$0.14	$0.10-$0.13
Implied merger consideration	$0.16	$0.16

Discounted Cash Flows Analysis

Simmons performed a discounted cash flow analysis of Forbes based on estimates of after tax unlevered free cash flow of Forbes, which were provided by Forbes as described, and defined, in the section entitled “Forbes’ Forecasts” beginning on page 64 of this proxy statement/prospectus to calculate a range of implied equity values per share as of December 31, 2019. In performing the discounted cash flow analysis, Simmons applied a range of discount rates of 14% to 18% derived from Simmons’ estimation of Forbes weighted average cost of capital, to after tax unlevered free cash flows expected to be generated by Forbes in fiscal year 2020 and growing at zero percent growth in perpetuity, which was estimated in consultation with, and approved by, Forbes’ management. This analysis resulted in a range of implied estimated values of approximately $0.02 to $0.09 per share, taking into account an assumed net debt position (indebtedness minus cash and cash equivalents) provided by Forbes of approximately $77.7 million as of December 31, 2019, and the Special Committee’s recommended allocation of equity value in the merger to Forbes common shares of 1.5%, and based on the fully diluted shares outstanding of Forbes (using the treasury method) as of December 13, 2019, as provided by Forbes.

Miscellaneous

The summary set forth above does not contain a complete description of the analyses performed by Simmons and reviewed with the Forbes special committee, but summarizes the material analyses performed by Simmons in rendering its opinion. The preparation of a fairness opinion is not necessarily susceptible to partial analysis or summary description. Simmons believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses or of the summary, without considering the analyses as a whole or all of the factors included in its analyses, would create an incomplete view of the processes underlying the analyses set forth in the Simmons opinion. In arriving at its opinion, Simmons considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis.

Instead, Simmons made its determination as to fairness on the basis of its experience and financial judgment after considering the results of all of its analyses. In addition, the ranges of valuations resulting from any particular analysis described above should not be taken to be Simmons’ view of the actual value of common stock.

None of the selected companies or transactions used in the analyses above is directly comparable to Forbes or the Forbes Merger. Accordingly, an analysis of the results of the comparisons is not purely mathematical; rather, it involves considerations and judgments concerning differences in historical and projected financial and operating characteristics of the selected companies and target companies in the selected transactions and other factors that could affect the public trading value or transaction value of the companies involved.

Simmons performed its analyses for purposes of providing its opinion to the Forbes special committee. In performing its analyses, Simmons made numerous assumptions with respect to industry performance, general business and economic conditions and other matters. Certain of the analyses performed by Simmons are based upon financial projections of future results furnished to Simmons by Forbes’ management, which are not necessarily indicative of actual future results and may be significantly more or less favorable than actual future results. These financial projections are inherently subject to uncertainty because, among other things, they are based upon numerous factors or events beyond the control of the parties or their respective advisors. Neither Simmons nor Forbes assumes responsibility if future results are materially different from projected financial results.

Simmons’ opinion was one of many factors taken into consideration by the Forbes special committee in making the determination to approve the merger agreement. While Simmons provided advice to the Forbes special committee during Forbes’ negotiations with Superior, the Forbes special committee determined the amount of merger consideration and the Forbes Exchange Ratio.

Simmons relied upon and assumed, without assuming liability or responsibility for independent verification, the accuracy and completeness of all information that was publicly available or was furnished, or otherwise made available, to Simmons or discussed with or reviewed by Simmons. Simmons further relied upon the assurances of the management of Forbes and Superior that the financial information provided to Simmons by the management of Forbes and Superior was prepared on a reasonable basis in accordance with industry practice, and that the management of Forbes and Superior was not aware of any information or facts that would make any information provided to Simmons incomplete or misleading in any material respect. Without limiting the generality of the foregoing, for the purpose of its opinion, Simmons assumed that with respect to financial forecasts, estimates and other forward-looking information (including the Estimated Synergies) reviewed by Simmons, that such information was reasonably prepared based on assumptions reflecting the best currently available estimates and judgments of the management of Forbes and Superior as to the expected future results of operations and financial condition of Forbes, NAM and Arita, to which such financial forecasts, estimates and other forward-looking information (including the Estimated Synergies) relate. Simmons expressed no opinion as to any such financial forecasts, estimates or forward-looking information (including the Estimated Synergies) or the assumptions on which they were based. Simmons further assumed that the mergers will qualify as a tax-free exchange for United States federal income tax purposes. Simmons relied, with consent of the Forbes special committee, on advice of the outside counsel and independent accountants to Forbes and Superior, and on the assumptions of the management of Forbes and Superior, as to all accounting, legal, tax and financial reporting matters with respect to Forbes, Arita and the merger agreement.

In arriving at its opinion, Simmons assumed that the executed merger agreement will be in all material respects identical to the last draft reviewed by Simmons. Simmons relied upon and assumed, without independent verification, that (i) the representations and warranties of all parties to the merger agreement and all other related documents and instruments that are referred to therein are true and correct, (ii) each party to such agreements will fully and timely perform all of the covenants and agreements required to be performed by such party, (iii) the mergers will be consummated pursuant to the terms of the merger agreement without amendments thereto, (iv) all conditions to the consummation of the mergers will be satisfied without waiver by any party of any conditions or obligations thereunder, and (v) there will be no adjustment of the Forbes Exchange Raito or the NAM Exchange Ratio pursuant to the exchange ratio adjustment provisions of the merger agreement. Additionally, Simmons assumed that all the necessary regulatory approvals and consents required for the mergers will be obtained in a manner that will not adversely affect Forbes, Arita or the contemplated benefits of the mergers.

In arriving at its opinion, Simmons did not perform any appraisals or valuations of any specific assets or liabilities (fixed, contingent or other) of Forbes, NAM or Arita, and Simmons was not furnished or provided with any such appraisals or valuations, nor did Simmons evaluate the solvency of Forbes, NAM or Arita under any state or federal law relating to bankruptcy, insolvency or similar matters. The analyses performed by Simmons in connection with its opinion were going concern analyses. Simmons expressed no opinion regarding the liquidation value of Forbes, NAM, Arita or any other entity. Without limiting the generality of the foregoing, Simmons undertook no independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which Forbes, NAM, Arita or any of their affiliates is a party or may be subject, and at Forbes’ direction and with its consent, Simmons’ opinion made no assumption concerning, and therefore did not consider, the possible assertion of claims, outcomes or damages arising out of any such matters. Simmons also assumed that none of Forbes, NAM or Arita is party to any material pending transaction, including without limitation, any financing, recapitalization, acquisition or merger, divestiture or spin-off, other than the mergers, the NAM Reorganization, the Arita Credit Facility, the Exchange Financing, the Forbes PIK Exchange, and the Forbes PIK Contribution. Simmons assumed that the NAM Restructuring will occur prior to the closing of the mergers and will result in all of the assets, liabilities and operation of the Superior North American Business being held by NAM and that NAM will possess all rights necessary to operate the Superior North American Business following the closing of the mergers, except as expressly contemplated by the merger agreement.

Simmons’ opinion was necessarily based upon the information available to it and facts and circumstances as they existed and were subject to evaluation on the date of its opinion. Events occurring after the date of its opinion could materially affect the assumptions used in preparing its opinion. Simmons did not express any opinion as to the price at which shares of Forbes common stock or Arita Class A common stock may trade following the announcement of the mergers, or at any future time. Simmons did not undertake to reaffirm or revise its opinion or otherwise comment upon any events occurring after the date of its opinion and does not have any obligation to update, revise or reaffirm its opinion. Simmons’ opinion was approved by a fairness committee of Piper Sandler & Co. (formerly known as Piper Jaffray & Co.)

Simmons’ opinion addressed solely the fairness, from a financial point of view, to holders of Forbes common stock (other than Superior and its affiliates, holders of dissenting shares, the holders of the Forbes Convertible PIK Notes, parties to the Forbes Term Loan Agreement and other affiliates of Forbes) of the Forbes Common Exchange Ratio set forth in the merger agreement and did not address any other terms or agreement relating to the mergers or any other terms of the merger agreement. Simmons was not requested to opine as to, and its opinion does not address, the basic business decision to proceed with or effect the mergers, the merits of the Forbes Merger relative to any alternative transaction or business strategy that may be available to Forbes, Arita’s ability to fund the merger consideration or working capital, any other terms contemplated by the merger agreement or the fairness of the mergers to any other class of securities, creditor (including, but not limited to, holders of the Forbes Convertible PIK Notes or parties to the Forbes Term Loan Agreement) or other constituency of Forbes. Furthermore, Simmons expressed no opinion with respect to the amount or nature of compensation to any officer, director or employee of any party to the mergers, or any class of such persons, relative to the Forbes Common Exchange Ratio to be received by holders of the Forbes common stock in the Forbes Merger or with respect to the fairness of any such compensation. Without limiting the foregoing, Simmons was not requested to opine as to, and its opinion does not address, the terms of: (i) the NAM Restructuring or the Separation Agreement, (ii) the Exchange Financing, (iii) the Arita Credit Facility, (iv) the Forbes PIK Exchange, the Forbes PIK Contribution, or the Exchange and Contribution Agreement, (v) the Forbes

Term Loan Contribution, (vi) the Transition Services Agreement, or (vii) the Stockholders and Registration Rights Agreement.

Information about Simmons

As a part of its investment banking business, Simmons is regularly engaged in the valuation of businesses in the energy and other industries and their securities in connection with mergers and acquisitions, underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes. The Forbes special committee selected Simmons to be its financial advisor and render its fairness opinion in connection with the mergers on the basis of such experience and its familiarity with Forbes.

Simmons acted as a financial advisor to Forbes in connection with the mergers and will receive a fee, currently estimated to be approximately $3.5 million from Forbes, which is contingent upon the consummation of the mergers, except for $500,000 of such fee which has been earned by Simmons for rendering its fairness opinion and a $100,000 retainer, which are both creditable against the total fee. The opinion fee was not contingent upon the consummation of the mergers or the conclusions reached in Simmons’ opinion. Forbes has also agreed to indemnify Simmons against certain liabilities and reimburse Simmons for certain expenses in connection with its services. In the ordinary course of its business, Simmons and its affiliates may actively trade securities of Forbes and Superior for their own account or the account of its customers (including customers who are or that may be affiliates of Forbes or Superior) and, accordingly, may at any time hold a long or short position in such securities. In 2018, Simmons acted as financial advisor to American Securities LLC in connection with its sale of one of its portfolio companies. Also in 2018, Simmons acted as comanager on a debt offering for Basic Energy Services, Inc. Simmons received an aggregate fee of $4,635,000 in connection with these matters. Ascribe Capital is an affiliate of American Securities LLC and Basic Energy Services, Inc. and an affiliate of Forbes. Simmons may also, in the future, provide investment banking and financial advisory services to Forbes, Superior or Arita or entities that are affiliated with Forbes, Superior or Arita, for which Simmons would expect to receive compensation.

Consistent with applicable legal and regulatory requirements, Simmons has adopted policies and procedures to establish and maintain the independence of Simmons’ research department and personnel. As a result, Simmons’ research analysts may hold opinions, make statements or recommendations and/or publish research reports with respect to Forbes, Superior and the mergers and other participants in the mergers that differ from the opinions of Simmons’ investment banking personnel.

Exchange Ratios; Adjustments to the Exchange Ratios

The NAM Exchange Ratio is equal to 65% and the Forbes Exchange Ratio is equal to 35%.

If, immediately prior to the completion of the mergers, Forbes’ net debt (as defined in the merger agreement) exceeds $3.0 million (the “Forbes target net debt”), then the Forbes Exchange Ratio will be decreased on a pro rata basis by 0.25% for each $700,000 of Forbes net debt in excess of the Forbes target net debt (provided that such decrease will not exceed 0.73%), and the NAM Exchange Ratio will be increased by the same percentage.

It is a condition to the merger agreement that Forbes’ net debt and NAM’s net debt (as defined in the merger agreement), calculated not less than five business days prior to the closing of the mergers, does not exceed $5 million in the case of Forbes and $230 million in the case of NAM.

Governance Structure and Management Positions

Upon the consummation of the mergers, the Arita board of directors will consist of four members, including the Chief Executive Officer of Arita, Trevor Turbidy, John T. Rynd and one additional independent director who will be identified prior to the consummation of the mergers. David D. Dunlap, the current President and Chief Executive Officer of Superior, will serve as Chairman of Arita’s board of directors and Chief Executive Officer of Arita.

Upon consummation of the mergers, (1) Superior’s current Chief Executive Officer and President, David D. Dunlap, will become Chairman and Chief Executive Officer of Arita, (2) Brian K. Moore, Superior’s current Executive Vice President of Corporate Services will become Chief Operating Officer of Arita and (3) Justin Boyd, Superior’s current President of U.S. Onshore Services, will become Vice President of Operations. Additional members of senior management are expected to be appointed at the time of the mergers.

Indemnification and Insurance

The merger agreement includes provisions relating to indemnification and insurance for directors and officers of NAM, Forbes and their respective subsidiaries.

For six years after the consummation of the mergers, Arita will indemnify and hold harmless and advance expenses to, to the greatest extent permitted by law, the individuals who at or prior to the consummation of the mergers were officers and directors of NAM, Forbes or their respective subsidiaries with respect to all acts or omissions by them in their capacities as such or taken at the request of NAM, Forbes or any of their respective subsidiaries at any time prior to the consummation of the mergers. Arita has also agreed to honor all indemnification agreements, expense advancement and exculpation provisions with the individuals identified in the preceding sentence (including under NAM’s or Forbes’ certificate of incorporation or bylaws) in effect as of December 18, 2019, the date of the execution of the merger agreement, in accordance with the terms of those agreements or provisions.

The merger agreement also provides that for a period of six years after the consummation of the mergers, Arita will cause to be maintained officers’ and directors’ liability insurance covering all officers and directors of NAM and Forbes who are, or at any time prior to the consummation of the mergers were, covered by NAM’s or Forbes’ existing officers’ and directors’ liability insurance policies on terms substantially no less advantageous than the existing policies, provided that Arita will not be required to pay annual premiums in excess of 300% of the last annual premium paid by Forbes prior to December 18, 2019, the date of the execution of the merger agreement, but in such case will purchase as much coverage as reasonably practicable for that amount.

The indemnification rights described above will be in addition to any other rights available under the certificate of incorporation or bylaws of NAM or Forbes or any of its subsidiaries, under applicable law or otherwise.

Regulatory Matters

The parties have determined that the transactions contemplated by the merger agreement are not reportable under the HSR Act because the valuation of the transactions, as calculated pursuant to the HSR Act rules, does not meet the size-of-transaction threshold.

Workforce and Employee Benefits Matters

Forbes Restricted Stock Units

Immediately prior to the effective time of the mergers, each outstanding award of a Forbes restricted stock unit (collectively, “Forbes RSUs”) granted under Forbes’ equity compensation plans (the “Forbes Stock Plans”) that is subject to time-based vesting requirements will automatically be cancelled and converted into a share of Forbes common stock. As a result of the Forbes Merger, such shares of Forbes common stock will be converted into the right to receive shares of Arita Class A common stock on the same basis as all other shares of Forbes common stock.

Forbes Performance Stock Units

Immediately prior to the effective time of the mergers, each outstanding award of a Forbes restricted stock unit (“Forbes PSUs” and, together with the Forbes RSUs, the “Forbes Equity Awards”) granted under the Forbes Stock Plans that is subject to performance-based vesting requirements will automatically be cancelled and converted into a share of Forbes common stock. As a result of the mergers, such shares of Forbes common stock will be converted into the right to receive shares of Arita Class A common stock on the same basis as all other shares of Forbes common stock.

Long Term Incentive Plan

In connection with the mergers, Arita may adopt various other compensation and benefits plans for its officers and employees, the terms of which have not yet been determined as of the date of this proxy statement/prospectus. In addition, Arita will approve and adopt a management long term incentive plan, which will become effective as of the closing of the mergers and pursuant to which Arita may grant equity and long-term incentive compensation to its employees and officers following the closing of the mergers. For additional information regarding the terms of the Arita LTIP, refer to the discussion under the heading “Description of Arita’s Long Term Incentive Plan” on page 164 below.

Accounting Treatment

The mergers will be accounted for as a business combination in accordance with U.S. GAAP. Under this method of accounting, NAM will be treated as the accounting acquirer for financial reporting purposes. Accordingly, for accounting purposes, the mergers will be treated as the equivalent of NAM acquiring Forbes. The net assets of Forbes will be subject to purchase price adjustments under ASC 805 at the closing date of the mergers.

ASC Topic 805 “Business Combinations” requires the use of purchase accounting for business combinations. In applying purchase accounting, it is necessary to identify both the accounting acquiree and the accounting acquirer. In identifying the accounting acquirer in a combination effected through an exchange of equity interests, all pertinent facts and circumstances must be considered, including the following:

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The relative voting interests in the combined company. In accordance with the terms of the merger agreement, following the consummation of the mergers, Superior will own approximately 49.9% of the Class A common stock of the combined company and former holders of Forbes common stock and Forbes Convertible PIK Notes will collectively own approximately 50.1% of Class A common stock of the combined company.

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The composition of the senior management of the combined company. In accordance with the terms of the merger agreement, the senior management of Arita at the effective time will be composed of the executive officers of NAM immediately prior to the consummation of the mergers. Additionally, all of the executive officers of Forbes will depart at the close the mergers.

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NAM’s relative size is significantly larger than that of Forbes. Based on the key financial metrics, specifically total assets, total liabilities, total revenues and total net losses; NAM is significantly larger than Forbes. As of December 31, 2019, on a pro forma basis, NAM’s total assets and total liabilities (excluding long-term debt) represented 70% and 65%, respectively, of the combined company’s total assets and liabilities. For the year ended December 31, 2019, on pro forma basis, NAM’s total revenues represented 76% of the combined company’s total revenues.

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Location of Arita’s headquarters. The operational headquarters of Arita will be in Houston, Texas, and it occupies a portion of the corporate office facility in which Superior (NAM’s shareholder) is also located. Forbes is headquartered in Alice, Texas.

Based on the facts and circumstances outlined above as well as the other factors listed in ASC 805, NAM and Forbes have determined that the business combination should be treated as a reverse acquisition, with NAM as the accounting acquirer. NAM will apply the acquisition method of accounting to the assets and liabilities of Forbes upon consummation of the mergers. Upon completion of the mergers, the historical financial statements of the combined company will be those of NAM.

Following the completion of the mergers, Superior will own a 65% economic interest in the common stock of Arita and 49.9% of the outstanding shares of Class A common stock of Arita. This interest will be accounted for using the equity method of accounting and will be reflected in Superior’s financial statements as an investment in Arita.

Appraisal Rights and Dissenters’ Rights

Shares of Forbes common stock outstanding as of the record date for the Forbes special meeting that are held by any Forbes stockholder who has not voted in favor of the Forbes Merger and who is entitled to demand and properly demands appraisal of such shares pursuant to Section 262 of the DGCL (and who does not fail to perfect or otherwise effectively withdraw their demand or waive or lose the right to appraisal) (which shares of Forbes common stock we refer to as “dissenting shares”) will not be converted into or represent the right to receive the Forbes Merger Consideration. Instead, holders of dissenting shares who have properly perfected their appraisal rights will be entitled to receive only the payment in cash, solely from Arita, of the appraisal value of the shares of Forbes common stock held by them in accordance with Section 262 of the DGCL and as determined by the Delaware Court of Chancery, exclusive of any element of value arising from the accomplishment or expectation of the merger. The appraisal value as determined by such court could be more than, the same as, or less than the value of the Forbes Merger Consideration. If a holder who wishes to exercise appraisal rights fails to perfect, or waives, effectively withdraws, or loses, such holder’s right to appraisal under the DGCL, then each share of Forbes common stock held by such holder shall not be treated as an dissenting share and shall be converted into and become exchangeable only for the right to receive the Forbes Merger Consideration, without interest, in accordance with the terms and conditions of the merger agreement as if such share had never been a dissenting share.

The following is intended as a brief summary of the material provisions of the Delaware statutory procedures required to be followed by a Forbes stockholder in order to dissent from the merger and perfect appraisal rights. This summary, however, is not a complete statement of all applicable requirements and is qualified in its entirety by reference to Section 262 of the DGCL, the full text of which appears in Annex C hereto. Failure to precisely follow any of the statutory procedures set forth in Section 262 of the DGCL may result in a termination or waiver of appraisal rights. All references in this summary to a “stockholder” are to the record holder of shares of Forbes common stock unless otherwise indicated.

Section 262 of the DGCL requires that stockholders for whom appraisal rights are available be notified not less than 20 days before the stockholders’ meeting to vote on the merger that appraisal rights will be available. A copy of Section 262 must be included with such notice. This proxy statement/prospectus constitutes notice to Forbes stockholders of the availability of appraisal rights in connection with the merger in compliance with the requirements of Section 262. If a Forbes stockholder wishes to consider exercising appraisal rights, such stockholder should carefully review the text of Section 262 contained in Annex C hereto because failure to timely and properly comply with the requirements of Section 262 will result in the loss of appraisal rights under Delaware law.

If you are a record holder of shares of Forbes common stock as of the record date for the Forbes special meeting and wish to elect to demand appraisal of your shares, you must satisfy each of the following conditions:

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You must deliver to Forbes a written demand for appraisal of your shares before the vote with respect to the merger agreement proposal is taken. This written demand for appraisal must be in addition to and separate from any proxy or vote abstaining from or voting against the merger agreement proposal. Voting against or failing to vote for the adoption and approval of the merger agreement proposal by itself does not constitute a demand for appraisal within the meaning of Section 262 of the DGCL.

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You must not vote in favor of, or consent in writing to, the adoption and approval of the merger agreement proposal. A vote in favor of the adoption and approval of the merger agreement proposal, by proxy or in person, will constitute a waiver of your appraisal rights in respect of the shares so voted and will nullify any previously filed written demands for appraisal. A proxy which does not contain voting instructions will, unless revoked, be voted in accordance with the Forbes board recommendation, which recommendation, to the extent not changed before the Forbes special meeting is FOR the merger agreement proposal. Therefore, a Forbes stockholder who votes by proxy and who wishes to exercise appraisal rights must affirmatively vote against the merger agreement proposal or abstain from voting on the merger agreement and the merger.

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You must continue to hold your shares of Forbes common stock through the effective date of the merger. Therefore, a stockholder who is the record holder of shares of Forbes common stock on the date the written demand for appraisal is made but who thereafter transfers the shares prior to the effective date of the merger will lose any right to appraisal with respect to such shares.

If you fail to comply with any of these conditions and the merger is completed, you will be entitled to receive the Forbes Merger Consideration (subject to your continued ownership of the Forbes common stock as of the consummation of the Forbes Merger), but you will have no appraisal rights with respect to your shares of Forbes common stock. All demands for appraisal should be addressed to Forbes, and must be delivered before the vote on the merger agreement proposal is taken at the Forbes special meeting and should be executed by, or on behalf of, the record holder of the shares of Forbes common stock. The demand must reasonably inform Forbes of the identity of the stockholder and the intention of the stockholder to demand appraisal of his, her or its shares.

To be effective, a demand for appraisal by a holder of Forbes common stock must be made by, or in the name of, such registered stockholder, fully and correctly, as the stockholder’s name appears on his, her or its Forbes stock certificate(s) or Forbes book-entry shares. Beneficial owners who do not also hold the shares of record may not directly make appraisal demands to Forbes. The beneficial holder must, in such cases, have the registered owner, such as a broker, bank or other nominee, submit the required demand in respect of those shares. If shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of a demand for appraisal should be made by or for the fiduciary; and if the shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or for all joint owners. An authorized agent, including an authorized agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, he or she is acting as agent for the record owner. A record owner, such as a broker, who holds shares as a nominee for others, may exercise his or her right of appraisal with respect to the shares held for one or more beneficial owners, while not exercising this right for other beneficial owners. In that case, the written demand should state the number of shares as to which appraisal is sought. Where no number of shares is expressly mentioned, the demand will be presumed to cover all shares held in the name of the record owner.

If a Forbes stockholder holds shares of Forbes common stock in a brokerage account or in other nominee form and wishes to exercise appraisal rights, such stockholder should consult with his, her or its broker or other nominee to determine the appropriate procedures for the making of a demand for appraisal by the nominee.

Within ten days after the effective time of the mergers, the surviving corporation must give written notice that the merger has become effective to each former Forbes stockholder who has properly filed a written demand for appraisal and who did not vote in favor of the merger agreement proposal. Within 120 days after the effective date of the merger, any stockholder who has complied with Section 262 of the DGCL will, upon written request to the surviving corporation, be entitled to receive a written statement setting forth the aggregate number of shares not voted in favor of the merger agreement proposal and with respect to which demands for appraisal rights have been received and the aggregate number of holders of such shares. A person who is the beneficial owner of shares of Forbes common stock held in a voting trust or by a nominee on behalf of such person may, in such person’s own name, request from the surviving corporation the statement described in the previous sentence. Such written statement will be mailed to the requesting Forbes stockholder within ten days after such written request is received by the surviving corporation or within ten days after expiration of the period for delivery of demands for appraisal, whichever is later. Within 120 days after the effective date of the merger, either the surviving corporation or any Forbes stockholder who has complied with the requirements of Section 262 of the DGCL and who is otherwise entitled to appraisal rights may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares held by all Forbes stockholders entitled to appraisal. A person who is the beneficial owner of shares of Forbes common stock held in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file the petition described in the previous sentence. Upon the filing of the petition by a Forbes stockholder, service of a copy of such petition will be made upon the surviving corporation. The surviving corporation has no obligation to file such a petition in the event there are dissenting Forbes stockholders. Accordingly, the failure of a Forbes stockholder to file such a petition within the period specified could nullify the Forbes stockholder’s previously written demand for appraisal. There is no present intent on the part of Forbes to file an appraisal petition, and Forbes stockholders seeking to exercise appraisal rights should not assume that Forbes will file such a petition or that Forbes will initiate any negotiations with respect to the fair value of such shares. Accordingly, Forbes stockholders who desire to have their shares appraised should initiate any petitions necessary for the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262 of the DGCL.

If a petition for appraisal is duly filed by a Forbes stockholder and a copy of the petition is delivered to the surviving corporation, the surviving corporation will then be obligated, within 20 days after receiving service of a copy of the petition, to provide the Delaware Court of Chancery with a duly verified list containing the names and addresses of all Forbes stockholders who have demanded an appraisal of their shares and with whom agreements as to the value of their shares have not been reached by the surviving corporation. After notice to dissenting stockholders who demanded appraisal of their shares, the Delaware Court of Chancery is empowered to conduct a hearing upon the petition, and to determine those Forbes stockholders who have complied with Section 262 of the DGCL and who have become entitled to the appraisal rights provided thereby. The Delaware Court of Chancery may require the Forbes stockholders who have demanded appraisal for their shares and who hold stock represented by certificates to submit their Forbes stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any Forbes stockholder fails to comply with that direction, the Delaware Court of Chancery may dismiss the proceedings as to that stockholder. After determination of the Forbes stockholders entitled to appraisal of their shares of Forbes common stock, the Delaware Court of Chancery will appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger, together with interest, if any. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Notwithstanding the foregoing, at any time before the entry of judgment in the proceedings, Forbes may pay to each stockholder entitled to appraisal an amount in cash, in which case interest will accrue thereafter as provided herein only upon the sum of (i) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Delaware Court of Chancery, and (ii) interest theretofore accrued, unless paid at that time. When the value is determined, the Delaware Court of Chancery will direct the payment of such value, with interest thereon accrued during the pendency of the proceeding, if the Delaware Court of Chancery so determines, to the Forbes stockholders entitled to receive the same, upon surrender by such holders of the Forbes stock certificates representing those shares or of any applicable Forbes book-entry shares.

In determining fair value, and, if applicable, interest, the Delaware Court of Chancery is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.”

Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 of the DGCL to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Forbes stockholders should be aware that the fair value of shares of Forbes common stock as determined under Section 262 of the DGCL could be more than, the same as, or less than the value that such Forbes stockholder is entitled to receive under the terms of the merger agreement.

Costs of the appraisal proceeding may be imposed upon the surviving corporation and the Forbes stockholders participating in the appraisal proceeding by the Delaware Court of Chancery as the Court deems equitable in the circumstances. Upon the application of a Forbes stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by any Forbes stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. Any Forbes stockholder who had demanded appraisal rights will not, after the effective time of the mergers, be entitled to vote shares subject to that demand for any purpose or to receive payments of dividends or any other distribution with respect to those shares, other than with respect to payment as of a record date prior to the effective time of the mergers; however, if no petition for appraisal is filed within 120 days after the effective time of the mergers, or if the Forbes stockholder delivers a written withdrawal of such stockholder’s demand for appraisal and an acceptance of the terms of the merger within 60 days after the effective time of the mergers, then the right of that Forbes stockholder to appraisal will cease and that Forbes stockholder will be entitled to receive the merger consideration. No appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any Forbes stockholder without the prior approval of the Court, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just; provided, however, that any Forbes stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party will maintain the right to withdraw its demand for appraisal and to accept the merger consideration that such holder would have received pursuant to the merger agreement within 60 days after the effective date of the merger.

In view of the complexity of Section 262 of the DGCL, Forbes stockholders who may wish to dissent from the merger and pursue appraisal rights should consult their legal advisors.

Listing of Arita Class A Common Stock; Cessation of Quotation of Forbes common stock

Shares of Forbes common stock are quoted on the OTCQX Best Market (the “OTC”) under the symbol “FLSS.” When the mergers are completed, the Forbes common stock currently quoted on the OTC will cease to be quoted and will be deregistered under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). Upon the consummation of the mergers, the stockholders of Forbes will become stockholders of Arita, and their rights as stockholders will be governed by Delaware law and by Arita’s amended and restated certificate of incorporation and amended and restated bylaws.

Forbes may cease filing periodic reports pursuant to the Exchange Act with the SEC following deregistration of its common stock, subject to securities laws requirements.

There is currently no public market for Arita’s Class A common stock, and following consummation of the mergers, Arita’s Class A common stock is expected to be listed on the OTC under the symbol “             ”.

Following completion of the mergers, if Arita is eligible for listing on the NASDAQ or another national securities exchange, Arita will prepare and submit to the NASDAQ or another national securities exchange a listing application covering the shares of Arita Class A common stock issuable in connection with the mergers.

Interests of Certain Forbes Directors and Executive Officers in the Mergers

You should be aware that certain Forbes directors and executive officers, and their affiliates, have interests in and arising from the proposed mergers that are different from, or in addition to, and may conflict with, the interests of other Forbes stockholders generally.

Lawrence First, the Chief Investment Officer and a Managing Director of Ascribe Capital, serves as a director of Forbes. Brett Wyard, a Managing Partner of Solace, serves as a director of Forbes. As of the date of the merger agreement, (i) the Ascribe Entities owned (x) approximately 23.9% of the Forbes common stock, (y) approximately $28.0 million of principal amount of Forbes Convertible PIK Notes (plus accrued interest since July 1, 2019), which are entitled under the terms of the indenture governing the Forbes Convertible PIK Notes to convert in connection with a change in control into shares of Forbes common stock at a conversion price equal to 0.85 times the value of a share of Forbes common stock, and (z) approximately $15.8 million of aggregate principal amount of indebtedness outstanding under the Forbes Term Loan Agreement (plus accrued interest since September 30, 2019) and (ii) Solace owned (a) approximately 17.6% of the Forbes common stock, (b) approximately $20.6 million of principal amount of Forbes Convertible PIK Notes (plus accrued interest since July 1, 2019), and (c) approximately $14.6 million of aggregate principal amount of indebtedness outstanding under the Forbes Term Loan Agreement (plus accrued interest since September 30, 2019). Additionally, as of the date of this proxy statement/prospectus, Ascribe holds approximately $72 million of Superior’s 2024 notes.

In light of potential conflicts of interest involving certain members of the Forbes board of directors, including the fact that affiliates of each of Ascribe Capital and Solace Capital were holders of Forbes common stock and a portion of the Forbes Convertible PIK Notes and Forbes’ term loan and the fact that affiliates of Ascribe also held securities of Superior, the Forbes board of directors determined to form the Forbes special committee.

Pursuant to the merger agreement, 1.5% of the Forbes Merger Consideration will be allocated to the Forbes Outstanding Common Stock, and 98.5% of the Forbes Merger Consideration will be allocated to the Forbes Convertible PIK Notes. Of the approximate 35% equity interest in the common stock of Arita to be allocated to the Forbes Outstanding Common Stock and Forbes Convertible PIK Notes, by reason of their ownership of Forbes Outstanding Common Stock and Forbes Convertible PIK Notes, an approximate 18.5% equity interest in the common stock of Arita will be allocated to Ascribe and its affiliates and an approximate 13.6% equity interest in the common stock of Arita will be allocated to Solace and its affiliates.

As described elsewhere in this proxy statement/prospectus, pursuant to the Exchange and Contribution Agreement, among other things, each of Ascribe Capital and Solace Capital and their respective affiliates exchanged, prior to the record date for the Forbes special meeting, an equal amount of Forbes Convertible PIK Notes for such number of shares of Forbes common stock that resulted in Ascribe Capital and its affiliates and Solace Capital and its affiliates collectively beneficially owning an aggregate amount of Forbes common stock representing 51% of the voting power of the outstanding shares of Forbes common stock. As a result of the exchange, which occurred on                     , 2020, Ascribe Capital and Solace Capital have the ability to approve the merger agreement and the Forbes Merger without the vote of any other stockholder. See the section entitled “The Merger Agreement – Treatment of Forbes Convertible PIK Notes” beginning on page 103 of this proxy statement/prospectus. Ascribe Capital and Solace Capital have entered into voting agreements pursuant to which, subject to certain exceptions, they are obligated to vote the shares of Forbes common stock they beneficially own in favor of the adoption of the merger agreement and any other matters necessary for the consummation of the transactions contemplated by the merger agreement, including the mergers. See the section entitled “The Merger Agreement – Voting Agreements” beginning on page 104 of this proxy statement/prospectus.

Also pursuant to the Exchange and Contribution Agreement, prior to the mergers the Ascribe Entities and Solace will each contribute the remaining Forbes Convertible PIK Notes to Arita held by it and its affiliates in exchange for their pro rata portion of the Arita Class A common stock allocable to the Forbes Convertible PIK Notes. See the section entitled “The Merger Agreement – Treatment of Forbes Convertible PIK Notes” beginning on page 103 of this proxy statement/prospectus. Pursuant to the Forbes Term Loan Contribution, Ascribe and Solace agreed to exchange the aggregate principal amount of the Forbes Term Loan Agreement held by Ascribe and its affiliates and Solace and its affiliates for approximately $30 million of Preferred Stock. The Preferred Stock will be entitled to cash dividends at a rate of 5% per annum, payable semi-annually, and will be subject to mandatory conversion on the third anniversary of the closing of the mergers into a number of shares of Arita Class A common stock, representing a 20% economic interest in the shares of Arita common stock outstanding at the closing of the mergers on a fully diluted basis and representing an approximate 26.3% voting interest (given that Arita Class B common stock is non-voting) as of the effective time of the mergers and assuming none of the Arita Class B common stock is converted to Arita Class A common stock. The holders of Preferred Stock will vote with Arita common stock as a single class on an “as converted” basis and will have customary protective rights. See the section entitled “The Merger Agreement – Treatment of Forbes Term Loan Agreement” beginning on page 104 of this proxy statement/prospectus.

As result of their ownership of Arita Class A common stock and Preferred Stock and assuming none of the Arita Class B common stock is converted to Arita Class A common stock, after giving effect to the mergers Ascribe and its affiliates will own an approximate 33.2% voting interest and Solace and its affiliates will own an approximate 27% voting interest.

Based upon the number of shares of Arita common stock outstanding giving effect to the mergers and assuming no additional issuances of common stock, following the mandatory conversion of the Preferred Stock, New Spieth, a subsidiary of Superior, would own a 52% economic interest in the common stock of Arita, former Forbes stockholders would own an approximate 0.4% economic interest in the common stock of Arita, former holders of Forbes Convertible PIK Notes would own an approximate 27.6% economic interest in the common stock of Arita, and former holders of the Preferred Stock would own a 20% economic interest in the common stock of Arita. Based upon the assumptions in the preceding sentence, following the mandatory conversion of the Preferred Stock, Ascribe and its affiliates would own an approximate 25.2% economic interest in the common stock of Arita and an approximate 33.2% voting interest and Solace and its affiliates would own an approximate 20.5% economic interest in the common stock of Arita and an approximate 27% voting interest.

In addition, prior to the closing of the mergers, Ascribe Capital, Solace Capital and Superior will enter into the Stockholders and Registration Rights Agreement, pursuant to which, subject to certain minimum stock ownership requirements, Ascribe Capital and Solace Capital will have the right to nominate one of the three independent directors of Arita and will have certain approval rights with respect to corporate transactions by Arita. See the section entitled “The Merger Agreement – Stockholders and Registration Rights Agreement” beginning on page 105 of this proxy statement/prospectus.

Each of John E. Crisp (the Chief Executive Officer of Forbes), L. Melvin Cooper (the Chief Financial Officer of Forbes), and Steve Macek (the Senior Vice President and Co-Chief Operating Officer of Forbes), hold Forbes Outstanding Common Stock. and Forbes RSUs and Forbes PSUs that will automatically be vested and converted into share of Forbes common stock immediately prior to the effective time of the Forbes Merger.

Furthermore, each of Messrs. Crisp, Cooper and Macek is party to an employment agreement with Forbes Energy Services LLC that provides for certain cash severance benefits in connection with an involuntary or constructive termination of employment, including in connection with a change in control of Forbes. The value and amount of the RSUs, PSUs and cash severance that may be received by Messrs. Crisp, Cooper and Macek is set forth in the table under the heading “Golden Parachute Compensation” below.

Golden Parachute Compensation

The table below sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each named executive officer of Forbes that is based on or otherwise relates to the mergers. The table sets forth an estimate of the approximate values that may become payable to the named executive officers. Excluded are any benefits provided to all employees, such as accrued vacation, and benefits provided by third parties under any of Forbes’ insurance policies. Also excluded are accrued balances in accounts under any deferred compensation plan or 401(k) plan. In accordance with SEC rules, the amounts set forth in the table below assume the following:

•

the price per share of common stock of Forbes paid by Superior in the merger is $0.2938 per share, which is the average per-share closing price of Forbes common stock over the first five business days following the public announcement of the merger agreement;

•	the mergers closed on April 15, 2020, 2020, which is the assumed date of the closing of the mergers solely for purposes of this golden parachute compensation disclosure; and

•	the named executive officers of Forbes were terminated without cause immediately following a change of control on April 15, 2020.

The amounts reported in the table below are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this proxy statement/prospectus, and do not reflect compensation actions that may occur following the filing of this proxy statement/prospectus, base compensation increases or annual equity award grants in the ordinary course prior to the closing of the mergers. As a result, the actual amounts, if any, that may be paid or become payable to any Forbes named executive officers may differ materially from the amounts set forth below.

Name	Cash ($)(1)	Equity ($)(2)	Pension/ NQDC ($)(3)	Perquisites/ Benefits($) (4)	Tax Reimbursements ($)(5)	Total ($)
John E. Crisp	$648,650.21	$22,406.36	—	$27,582.45	—	$698,639.03
L. Melvin Cooper	$430,138.01	$10,669.05	—	$35,733.77	—	$476,540.84
Steve Macek	$405,214.71	$33,879.84	—	$32,706.37	—	$471,800.93

(1)

Represents cash amounts payable to each of the named executive officers pursuant to the applicable employment agreement, consisting of severance payments. This amount is the product of such named executive officers’ base salary and the number of days remaining of the initial term under his employment agreement after April 15, 2020. The severance benefits are “double trigger” and payable only upon a qualifying termination.

(2)

Represents the payments in respect of the Forbes Equity Awards held by each of the named executive officers as of April 15, 2020. The payments in respect of the named executive officers’ Forbes Equity Awards will vest immediately prior to the effective time of the mergers and are “single trigger” payments.

(3)	None.
(4)

Includes, but is not limited to, medical and family insurance benefits, auto and fuel allowance, dues, fees and professional organizational costs, including for continuing professional education. This amount is calculated based on the number of days of the initial term of the named executive officers’ employment agreement remaining after April 15, 2020. These amounts are “double trigger” and payable only upon a qualifying termination.

(5)	None.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a general discussion of the material U.S. federal income tax consequences of the Forbes Merger to U.S. holders of Forbes common stock.

This discussion is based on the Code, applicable Treasury regulations, administrative interpretations, court decisions, published positions of the Internal Revenue Service (the “IRS”) and other applicable authorities, each as in effect as of the date of this proxy statement/prospectus and all of which are subject to change, possibly with retroactive effect. Any such change could affect the validity of this discussion. This discussion addresses only holders of Forbes common stock who hold their stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address any non-income tax consequences, or any state, local or foreign tax consequences, of the mergers. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to holders of Forbes common stock in light of their particular circumstances, including any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010, or to holders subject to special rules, including, without limitation:

•	holders who receive Forbes common stock upon conversion of, or in exchange for, Forbes Convertible PIK Notes;

•	persons subject to the alternative minimum tax;

•	tax-exempt and governmental organizations;

•	banks, insurance companies and other financial institutions;

•	brokers or dealers in securities or currencies;

•	regulated investment companies, real estate investment trusts, passive foreign investment companies and controlled foreign corporations (and investors therein);

•

persons who hold Forbes common stock as part of a hedging or conversion transaction or as part of a short-sale, straddle, synthetic security or other risk-reduction transaction for U.S. federal income tax purposes;

•	certain U.S. expatriates and former citizens or long-term residents of the United States;

•	persons whose functional currency is not the U.S. dollar;

•	“S Corporations,” partnerships or other pass-through entities for U.S. federal income tax purposes (and investors therein);

•	traders in securities who elect to apply a mark-to-market method of accounting;

•	individual retirement and other deferred accounts;

•	persons who purchase or sell their shares of Forbes common stock as part of a wash sale for tax purposes;

•	persons that own more than 5% of the outstanding Forbes common stock; and

•	persons who acquired Forbes common stock pursuant to the exercise of options or otherwise as compensation.

For purposes of this discussion, a “U.S. holder” is a beneficial owner of Forbes common stock that is, for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation (or any other entity treated as a corporation) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust (i) that is subject to the primary supervision of a court within the United States and all the substantial decisions of which are controlled by one or more U.S. persons or (ii) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Forbes common stock, the tax treatment of a partner in the partnership will generally depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Partnerships holding Forbes common stock, and any partners in such partnerships, should consult their own tax advisors.

THE FOLLOWING DISCUSSION DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OR DISCUSSION OF ALL OF THE POTENTIAL TAX CONSEQUENCES OF THE FORBES MERGER. PLEASE CONSULT YOUR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO YOU OF THE FORBES MERGER, INCLUDING TAX RETURN REPORTING REQUIREMENTS AND THE APPLICABILITY AND EFFECT OF U.S. FEDERAL, STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX LAWS IN LIGHT OF YOUR PARTICULAR CIRCUMSTANCES.

General

It is a condition to the obligation of Forbes to complete the mergers that Forbes receive an opinion from Fried Frank, dated as of the closing date, to the effect that for U.S. federal income tax purposes, the mergers, the Forbes Term Loan Contribution and the Forbes PIK Contribution will together qualify as a transaction described in Section 351 of the Code. It is a condition to the obligations of Superior Energy Services, Inc. and NAM to complete the mergers that Superior Energy Services, Inc. and NAM receive an opinion from Latham, dated as of the closing date, to the effect that for U.S. federal income tax purposes, the mergers, the Forbes Term Loan Contribution and the Forbes PIK Contribution will together qualify as a transaction described in Section 351 of the Code.

These opinions will be based on customary assumptions and representations from Forbes, the Ascribe Entities, Solace and Superior, as well as certain covenants and undertakings by Arita, Superior, NAM, Forbes, the Ascribe Entities, Solace, NAM Merger Sub and Fowler Merger Sub, including those contained in the merger agreement and in representation letters provided to Fried Frank and Latham. In addition, the opinions will be subject to certain qualifications and limitations set forth in the opinions. If any of these assumptions, representations, covenants or undertakings is incorrect, incomplete or inaccurate or is violated, the validity of the opinions described above may be affected and the tax consequences of the mergers could differ, perhaps substantially, from those described in this proxy statement/prospectus.

An opinion of counsel represents counsel’s best legal judgment but is not binding on the IRS or any court. Neither Forbes nor Superior intends to obtain a ruling from the IRS regarding the U.S. federal income tax consequences of the mergers, the Forbes Term Loan Contribution and/or the Forbes PIK Contribution. Consequently, no assurance can be given that the IRS will not assert, or that a court would not sustain, a position contrary to any of those set forth below, and if that were to occur, the tax consequences could differ substantially from those discussed in this proxy statement/prospectus. The following discussion assumes the receipt and accuracy of the opinions described above.

Accordingly, please consult your own tax advisors as to the specific tax consequences to you of the Forbes Merger, including the consequences if the IRS were to successfully challenge the tax consequences described below.

U.S.	Federal Income Tax Consequences of the Forbes Merger to U.S. Holders of Forbes Common Stock

Exchange of Forbes Common Stock for Arita Common Stock

Assuming that the mergers, the Forbes Term Loan Contribution and the Forbes PIK Contribution together qualify as a transaction described in Section 351 of the Code, subject to the discussion below relating to the receipt of cash in lieu of a fractional share, a U.S. holder of Forbes common stock that receives shares of Arita Class A common stock in the Forbes Merger:

•	will not recognize any gain or loss upon the exchange of shares of Forbes common stock for shares of Arita Class A common stock in the Forbes Merger;

•

will have a tax basis in the shares of Arita Class A common stock received in the Forbes Merger (including a fractional share for which cash is received) equal to the tax basis of the shares of Forbes common stock surrendered in exchange therefor; and

•

will have a holding period for shares of Arita Class A common stock received in the Forbes Merger (including a fractional share for which cash is received) that includes its holding period for its shares of Forbes common stock surrendered in exchange therefor.

Cash in Lieu of Fractional Shares

A U.S. holder of Forbes common stock that receives cash in lieu of a fractional share of Arita Class A common stock will generally be treated as having received the fractional share pursuant to the Forbes Merger and then as having sold that fractional share of Arita Class A common stock for cash. As a result, a holder of Forbes common stock will generally recognize capital gain or loss equal to the difference between the amount of cash received for such fractional share and the U.S. holder’s tax basis in the fractional share as set forth above. Such capital gain or loss will generally be long term capital gain or loss if the holding period for such fractional share of Arita Class A common stock is more than one year. Long term capital gain of certain non-corporate taxpayers, including individuals, is generally taxed at preferential rates. The deductibility of capital losses is subject to limitations.

A U.S. holder that acquired different blocks of Forbes common stock at different times or different prices should consult its tax advisor regarding the manner in which gain or loss should be determined in its specific circumstances.

Information Reporting and Backup Withholding

Certain U.S. holders of Forbes common stock may be subject to information reporting and backup withholding of U.S. federal income tax with respect to any cash received in lieu of fractional shares of Forbes common stock pursuant to the Forbes Merger. Backup withholding will not apply, however, to a U.S. holder that furnishes a correct taxpayer identification number and certifies that it is not subject to backup withholding on IRS Form W-9 or is otherwise exempt from backup withholding and provides proof of the applicable exemption. Backup withholding is not an additional tax and any amounts withheld will be allowed as a refund or credit against the U.S. holder’s U.S. federal income tax liability, if any, provided that such U.S. holder timely furnishes the required information to the U.S. Internal Revenue Service.

THE MERGER AGREEMENT

The following summary of the merger agreement is qualified in its entirety by reference to the complete text of the original merger agreement, a copy of which is attached as Annex A to this proxy statement/prospectus, and of the the merger agreement amendment, a copy of which is attached as Annex A-1 to this proxy statement/prospectus. The rights and obligations of the parties are governed by the express terms and conditions of the merger agreement and not by this summary or any other information contained in this proxy statement/prospectus. We urge you to read the merger agreement carefully and in its entirety, as well as this proxy statement/prospectus, before making any decisions regarding the mergers.

The merger agreement has been included with this proxy statement/prospectus to provide you additional information regarding its terms. The merger agreement sets forth the contractual rights of Forbes but is not intended to be a source of factual, business or operational information about Forbes. That kind of information can be found elsewhere in this proxy statement/prospectus and in the other filings Forbes makes with the SEC, which are available as described in “Where You Can Find More Information.”

As a stockholder, you are not a third party beneficiary of the merger agreement and therefore you may not directly enforce any of its terms or conditions. The parties’ representations, warranties and covenants were made as of specific dates and only for purposes of the merger agreement and are subject to important exceptions and limitations, including a contractual standard of materiality different from that generally relevant to investors. Certain of the representations, warranties and covenants in the merger agreement are qualified by information Forbes filed with the SEC prior to the date of the merger agreement, as well as by disclosure schedules Forbes delivered to the other parties prior to signing the merger agreement. The disclosure schedules have not been made public because, among other reasons, they include confidential or proprietary information. The parties believe, however, that all information material to a stockholder’s decision to approve the mergers is included in this document.

You should also be aware that none of the representations or warranties has any legal effect among the parties to the merger agreement after the effective time of the mergers, nor will the parties to the merger agreement be able to assert the inaccuracy of the representations and warranties as a basis for refusing to close the transaction unless all such inaccuracies as a whole have had or would be reasonably likely to have a material adverse effect on the party that made the representations and warranties.

Furthermore, you should not rely on the covenants in the merger agreement as actual limitations on the businesses of Forbes, because it may take certain actions that are either expressly permitted in the confidential disclosure letters to the merger agreement or as otherwise consented to by the appropriate party, which may be given without prior notice to the public.

General

Upon the terms and subject to the conditions set forth in the merger agreement, at the effective time of the mergers, (i) NAM Merger Sub will merge with and into NAM, and NAM will be the surviving entity as a wholly owned subsidiary of Arita, and (ii) Forbes Merger Sub will merge with and into Forbes, and Forbes will be the surviving entity as a wholly owned subsidiary of Arita. On February 20, 2020, the parties to the original merger agreement entered into the merger agreement amendment. The merger agreement amendment amends, among other things, certain covenants contained within the original merger agreement to permit for the exchange of the New Notes into the Arita Bonds to be less than $250 million on the terms and subject to the conditions set forth in certain indentures specified in the merger agreement amendment, and to permit NAM to consummate the mergers with cash and cash equivalents in the aggregate amount of not less than $13 million, instead of $20 million. All other material terms of the merger agreement remain substantially the same.

The Closing and the Effective Time of the mergers

The closing of the mergers will take place at the offices of Latham & Watkins LLP, 811 Main St., Suite 3700, Houston, Texas 77002, at 9:00 a.m., local time, on the second business day immediately following the date on which all of the conditions to the mergers described below in “Conditions to the mergers” are fulfilled or waived (other than those conditions that by their nature are to be fulfilled at the closing). The mergers will become effective concurrently at a time agreed upon by the parties to the merger agreement and as set forth in the certificates of merger with respect to the NAM Merger and the Forbes Merger.

Consideration to be Received in the mergers

Consideration to be Received in the NAM Merger

In the NAM Merger, at the effective time of the mergers, New Spieth, as the ultimate holder of all the shares of NAM’s common stock, will have the right to receive (i) a number shares of Arita Class A common stock or Arita Class B common stock equal to the the NAM Exchange Ratio multiplied by the Arita Common Stock Number and (ii) approximately $243 million of new senior second lien secured notes of Arita (the “Arita Bonds”). The allocation of the portion of the NAM Merger Consideration among Arita Class A common stock and Arita Class B common stock will be as follows: first, a number of shares of Arita Class A common stock such that New Spieth holds 49.9% of the shares of Arita Class A common stock issued and outstanding immediately following the effective time of the mergers, and second, the balance of the NAM merger consideration in shares of Arita Class B common stock. The Arita Class A common stock and Arita Class B common stock issued to New Spieth as NAM Merger Consideration will represent an approximate 65% economic interest in the Arita common stock.

Consideration to be Received in the Forbes Merger

In the Forbes Merger, at the effective time of the mergers, the holders of Forbes common stock (i) issued and outstanding immediately prior to the effective time of the mergers (“Forbes Outstanding Common Stock”), (ii) that were issued pursuant to the Forbes PIK Exchange, (iii) that are issuable pursuant to the Forbes PIK Contribution and (iv) that are issuable pursuant to the Forbes PIK Conversion, is equal to the product of (A) the Forbes Exchange Ratio and (B) the Arita Common Stock Number. An aggregate of 1.5% of the Forbes Merger Consideration will be allocated, pro rata, to the holders of Forbes Outstanding Common Stock, and an aggregate of 98.5% of the Forbes Merger Consideration will be allocated, pro rata, to the holders of the Forbes Convertible PIK Notes (x) exchanged pursuant to the Forbes PIK Exchange, (y) contributed pursuant to the Forbes PIK Contribution, and (z) converted pursuant to the Forbes PIK Conversion.

The Forbes Convertible PIK Notes exchanged pursuant to the Forbes PIK Exchange, contributed pursuant to the Forbes PIK Contribution and converted pursuant to the Forbes PIK Conversion will each receive their pro rata share of the 98.5% of the Forbes Merger Consideration allocated to the Forbes Convertible PIK Notes.

Cancellation of Certain Shares of Forbes common stock in the mergers

At the effective time of the mergers, each share of NAM common stock issued and held in NAM’s treasury and each share of Forbes common stock issued and held in Forbes’ treasury will be canceled without payment of any consideration.

Treatment of Outstanding Equity Awards

For a discussion of provisions in the merger agreement relating to the treatment of outstanding equity awards, please see “The Mergers – Workforce and Employee Benefits Matters” beginning on page 78.

Exchange Ratios; Adjustments to the Exchange Ratios

The NAM Exchange Ratio is equal to 65% and the Forbes Exchange Ratio is equal to 35%.

If, immediately prior to the completion of the mergers, Forbes’ net debt (as defined in the merger agreement) exceeds $3 million, then the Forbes Exchange Ratio will be decreased on a pro rata basis by 0.25% for each $700,000 of Forbes net debt in excess of $3 million (provided that such decrease will not exceed 0.73%), and the NAM Exchange Ratio will be increased by the same percentage.

Rule 16b-3 Approval

Before the completion of the mergers, Arita and Forbes, and their respective boards of directors or committees thereof, must use their reasonable best efforts to take all actions to cause any dispositions of Forbes common stock (including any derivative securities) or acquisitions of Arita common stock (including any derivative securities) in the transactions contemplated by the merger agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act to be exempt from Section 16(b) under Rule 16b-3 promulgated under the Exchange Act.

Procedures for Exchange of Share Certificates

Prior to the effective time of the mergers, Arita will choose a bank or trust company reasonably satisfactory to Forbes to act as exchange agent. Arita will deposit with the exchange agent shares of Arita Class A common stock to be issued pursuant to the merger agreement, as well as sufficient cash to pay cash in lieu of fractional shares of Arita Class A common stock. No later than the fifth business day following the effective time of the mergers, Arita will cause the exchange agent to mail to each holder of record of one or more shares of Forbes common stock:

•

a letter of transmittal (which will specify that delivery of the share certificates or book-entry notation representing shares of Forbes common stock (each referred to as a “certificate”) will be effected, and risk of loss and title to the certificates will pass, only upon delivery of the certificates and letter of transmittal to the exchange agent and will be in such form and have such other provisions as Arita may reasonably specify); and

•

instructions for use in effecting the surrender of the certificates or book-entry notation in exchange for shares of Arita Class A common stock (which shall be in non-certificated, book entry form), any unpaid dividends and distributions on those shares and cash in lieu of any fractional shares.

Upon surrender of a certificate representing the Forbes common stock for cancellation to the exchange agent, together with the letter of transmittal described above, duly executed and completed in accordance with the instructions that accompany the letter of transmittal, the holder of that certificate or book-entry notation representing shares of Forbes common stock will be entitled to receive in exchange therefor (i) the applicable portion of the Forbes Merger Consideration in the form of shares of Arita Class A common stock and (ii) a check representing the amount of cash in lieu of fractional shares of Arita Class A common stock if any, and unpaid dividends and distributions, if any, the holder has the right to receive pursuant to the provisions of the merger agreement, after giving effect to any required withholding tax. The surrendered certificate will then be cancelled.

No interest will be paid or accrued on the cash in lieu of fractional shares and unpaid dividends and distributions, if any, payable to holders of any certificates representing shares of common stock of Forbes. Further, no dividends or other distributions declared or made after the effective time of the mergers with respect to shares of Arita Class A common stock with a record date after the effective time of the mergers will be paid to any holder of any unsurrendered certificate representing shares of common stock of Forbes with respect to the shares of Arita Class A common stock issuable upon the surrender of such certificate until such certificate and letter of transmittal is surrendered.

In the event of a transfer of ownership of Forbes common stock that is not registered in the transfer records of Forbes, a certificate representing the proper number of shares of Arita Class A common stock, together with a check for any unpaid dividends and distributions on shares of Arita Class A common stock and/or the cash to be paid in lieu of fractional shares may be issued to the transferee if the certificate representing such Forbes common stock is presented to the exchange agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid.

Any former stockholders of Forbes who have not surrendered their certificates representing Forbes common stock within one year after the effective time of the mergers should only look to Arita, not the exchange agent, for delivery of shares of Arita Class A common stock and cash in lieu of any fractional shares and for any unpaid dividends and distributions on the shares of Arita Class A common stock deliverable to those former stockholders pursuant to the merger agreement.

Covenants and Agreements

Interim Operations

Each of NAM, Superior (solely to the extent related to NAM) and Forbes has agreed to customary covenants that place restrictions on them and their respective subsidiaries until the effective time of the mergers. Except as set forth in the disclosure schedules provided by each of NAM and Forbes, as expressly permitted or provided for by the merger agreement, as required by applicable laws or with the written consent of the other party, each of NAM, Superior (solely to the extent related to NAM) and Forbes has agreed that it will, and will cause each of their respective subsidiaries to:

•	conduct its operations and cause each of its subsidiaries to conduct its operations in the usual, regular and ordinary course in substantially the same manner as previously conducted;

•

use its reasonable best efforts to preserve intact its business organization and goodwill (except that any of its subsidiaries may be merged with or into, or be consolidated with or liquated into, it or any of its subsidiaries), keep available the services of its officers and employees, and maintain satisfactory business relationships;

•	not amend or propose to amend its organizational documents;

•	promptly notify the other party of any material change in its or any of its material subsidiaries’ condition (financial or otherwise) or business;

•	not, other than in the ordinary course of business, terminate, cancel, repudiate or fail to renew, or materially breach, any material contract of NAM or Forbes;

•

not pay, settle or compromise any material litigation or proceedings (including arbitration and other dispute resolution proceedings) or material governmental complaints, investigations, inquiries or hearings, and notify the other party of any communications indicating that the same may be contemplated and any material developments in any such litigation, proceedings, complaints, investigations, inquiries or hearings;

•

not issue any shares of its capital stock or other equity securities, effect any stock split or otherwise change its capitalization as it existed on the date of the merger agreement, except pursuant to the exercise of options or upon the settlement of other equity awards existing on the date of the merger agreement, or pursuant to the conversion of any of the Forbes Convertible PIK notes in accordance with their terms or pursuant to the grant or exercise of awards granted after the date of the merger agreement and expressly permitted under the merger agreement;

•

not grant any option, restricted stock unit, performance equity award, warrant, conversion right or other right not existing on the date of the merger agreement to acquire or otherwise with respect to shares of its capital stock or other equity securities, or grant or issue any restricted stock or securities;

•	not amend or modify any option, warrant, conversion right or other right to acquire shares of its capital stock existing on the date of the merger agreement;

•

with respect to former, present, or future officers, directors or employees, not increase any compensation or benefits, award or pay any bonuses, establish any bonus plan or arrangement or enter into, amend or extend (or permit the extension of) any employment or consulting agreement, change in control, transaction bonus, tax gross-up or retention agreements, except for increases in compensation or benefits in the ordinary course of business consistent with past practices;

•

not adopt any new employee benefit plan or agreement (including any stock option, stock benefit or stock purchase plan) or amend (except as required by law) or accelerate the vesting, exercisability, payment of funding under any existing employee benefit plan, except as expressly permitted by the merger agreement;

•	not terminate (other than for cause) the employment of or hire or promote any employee whose annual base salary is $250,000 or more;

•

not declare, set aside or pay any dividend on or make other distributions or payment with respect to any shares of its capital stock and not redeem, purchase or otherwise acquire any shares of its shares of capital stock or the capital stock of any of its subsidiaries, or make any commitment for such action;

•

not, other than as contemplated by the merger agreement, sell, lease, license, encumber or otherwise dispose of, any assets (including capital stock of subsidiaries) that are, individually or in the aggregate, material to it and its subsidiaries as a whole, except:

•	sales of surplus or obsolete equipment,

•

sales of other assets in the ordinary course of business or sales of assets pursuant to contractual rights existing as of the date of the merger agreement that were entered into in the ordinary course of business consistent with past practices,

•	sales, leases or other transfers between itself and its wholly owned subsidiaries or between such subsidiaries, or

•	arm’s-length sales or transfers for aggregate consideration not exceeding $2 million for each of NAM and Forbes;

•

not acquire or agree to acquire by merging or consolidating with, or by purchasing an equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof;

•	maintain in full force and effect any of the permits defined in the merger agreement;

•	fail to exercise any rights of renewal with respect to any material leases that by their terms would otherwise expire;

•	not change any material accounting principle or practice used by it except as required by a change in GAAP;

•

use commercially reasonable efforts to maintain in full force without interruption its present insurance policies or comparable insurance coverage in at least such amounts and against at least such risks and losses as are consistent in all material respects with the past practice of the businesses and with insurance companies substantially as financially responsible as their existing insurers;

•	in the case of Superior and NAM, not fail to implement the NAM Reorganization;

•

not make, change or revoke any material tax election, change any tax accounting period for purposes of a material tax or material method of tax accounting, file any material amended tax return, settle or compromise any audit or proceeding relating to a material amount of taxes, agree to an extension or waiver of the statute of limitations with respect to a material amount of taxes, enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local, or non-U.S. law) with respect to any material tax, or surrender any right to claim a material tax refund, in each case, except as may be required by applicable law;

•

not incur any indebtedness, except for borrowings under Forbes Revolving Loan Agreement dated November 16, 2018, by and among Forbes and certain of its subsidiaries, as borrowers, and Regions Bank, as administrative and collateral agent, as amended;

•	not enter into any material lease or create any material liens or encumbrances (other than certain permitted liens), except in the ordinary course of business or with or between its subsidiaries;

•

not purchase or otherwise acquire any shares of common stock of NAM or Forbes, other than shares purchased solely to satisfy withholding obligations in connection with the vesting or exercise of equity-based awards by the grantees of such awards;

•

not take any action that could reasonably be expected to delay materially or adversely affect in a material respect the ability of any of the parties to obtain any consent, authorization, order or approval of any governmental commission, board or other regulatory body or the expiration of any applicable waiting period required to consummate the transactions contemplated by the merger agreement;

•

not terminate, amend, modify or waive any provision of any agreement containing a “standstill” covenant to which it is a party, and enforce, to the fullest extent permitted under applicable law, the provisions of any such standstill agreement, unless in the good faith opinion of its board of directors after consultation with its outside legal counsel restraining from taking or taking such action would be inconsistent with its fiduciary duties;

•	not take any action that would reasonably be expected to result in any condition to the consummation of the mergers not being satisfied;

•	collect its accounts receivable, and pay its accounts payable, in the ordinary course of business and consistent with past practices;

•

in the case of Forbes, not amend or modify the Exchange and Contribution Agreement or fail to implement the Forbes PIK Exchange, the Forbes PIK Contribution, or the Forbes Term Loan Contribution consistent with the terms of the Exchange and Contribution Agreement; and

•	not agree in writing or otherwise to take any of the prohibited actions described above.

Regulatory Filings and Related Matters

Pursuant to the merger agreement, Superior and Forbes have also agreed to:

•

promptly make their respective required filings and make any other required submissions under the HSR Act and any applicable non-U.S. competition, antitrust or premerger notification laws with respect to the mergers;

•	use their reasonable best efforts to cooperate with one another in:

•	determining which filings are required to be made with, and which consents, approvals, permits or authorizations are required to be obtained from, governmental or regulatory authorities, and

•	timely making all such filings and timely seeking all required consents, approvals, permits or authorizations without causing a material adverse effect on NAM or Forbes;

•

promptly notify each other of any communication from any authority concerning the mergers and permit the other parties to review in advance any proposed communication to any authority concerning the mergers;

•

not participate or agree to participate in any meeting or discussion with any authority in respect of any filing, investigation or other inquiry about the mergers unless the other parties are consulted in advance and, to the extent allowed, given the opportunity to attend and participate;

•	furnish each other with copies of all correspondence, filings and communications with any authority about the mergers;

•

furnish each other with information and reasonable assistance that the other parties and their affiliates reasonably request in connection with the preparation of necessary filings, registrations or submissions of information to any authorities;

•

“substantially comply” and certify substantial compliance with any request for additional information issued pursuant to the HSR Act, as soon as reasonably practicable following the issuance of the request for additional information;

•

not take any action or fail to take any action, as a result of which gain or loss would be recognized for U.S. federal income tax purposes upon the transfer that is deemed to occur of NAM common stock to Arita in exchange for Arita common stock except for gain that is recognized for U.S. federal income tax purposes upon the receipt of (i) cash in lieu of a fractional share of Arita common stock or (ii) the Arita Bonds, or that would cause gain or loss to be recognized for U.S. federal income tax purposes upon the transfer that is deemed to occur of Forbes common stock to Arita in exchange for Arita Class A common stock except for gain that is recognized for U.S. federal income tax purposes upon the receipt of cash in lieu of a fractional share of Arita Class A common stock; and

•	use reasonable best efforts to:

•

cause the expiration or termination of the applicable waiting period under the HSR Act and to obtain required clearances and approvals under any applicable non-U.S. antitrust laws as soon as practicable,

•	avoid the entry of, or to have vacated, terminated or modified, any decree, order or judgment that would restrain, prevent or delay the consummation of the mergers, and

•	take any and all steps necessary to obtain any consents or eliminate any impediments to the mergers.

NAM and Forbes are not required to take or agree to take any action to dispose of any of their respective assets or to limit their freedom of action with respect to any of their businesses, to obtain any approvals or to remove any antitrust-related impediments to the mergers, except those actions, to which the other party agrees, that are conditioned upon the consummation of the mergers and that, individually or in the aggregate, do not have and are not reasonably likely to have a material adverse effect on Arita after the mergers.

The parties have determined that the transactions contemplated by the merger agreement are not reportable under the HSR Act because the valuation of the transactions, as calculated pursuant to the HSR Act rules, do not meet the size-of-transaction threshold.

Additional Agreements

Pursuant to the merger agreement, each of Superior and Forbes also has agreed to:

•	to the extent permitted by law, provide the other parties reasonable access to its properties, records, files, correspondence, audits and other information;

•

to the extent permitted by law and applicable stock exchange listing arrangements, consult with one another and obtain the other parties’ prior consent before issuing any press releases and other announcements regarding the mergers;

•

ensure that the information provided by each of them for inclusion in this proxy statement/prospectus will not include any untrue statement of material fact or omit a material fact required to make the statements therein, in light of the circumstances under which they were made, not misleading, at the time of the mailing of this proxy statement/prospectus and at the time of the special meeting of the stockholders of Forbes;

•	if Arita is eligible for listing on the NASDAQ or another national securities exchange, use its reasonable best efforts to cause Arita to promptly prepare and submit to NASDAQ or another national securities exchange a listing application covering the shares of Arita Class A common stock issuable in connection with the mergers and use its reasonable best efforts to obtain, before the effective time of the mergers, NASDAQ’s approval for the listing of those shares, subject to official notice;

•	use its reasonable best efforts to have timely delivered to the other parties a “comfort” letter from its independent public accounting firm; and

•

promptly notify the other parties if any representation or warranty made by it or contained in the merger agreement becomes untrue or inaccurate in any material respect or if it fails to comply with or satisfy in any material respect any covenant, condition or agreement under the merger agreement.

Pursuant to the merger agreement and in addition to the applicable covenants of Arita listed above, Arita has agreed:

•

for a period of six years after the effective time of the mergers, to indemnify, hold harmless and advance expenses to, to the greatest extent permitted by law as of the date of the merger agreement, each person who is, or has been at any time prior to the effective time of the mergers, an officer or director of NAM or Forbes or their respective subsidiaries, with respect to all acts or omissions by them in their capacities as such or taken at the request of Superior, Arita, NAM or Forbes or any of their respective subsidiaries at any time prior to the effective time of the mergers;

•

to honor all indemnification agreements, expense advancement and exculpation provisions with any of such officers or directors of NAM or Forbes or their respective subsidiaries (including under Arita’s, NAM’s or Forbes’ certificate of incorporation or by-laws) in effect as of the date of the merger agreement; and

•

for a period of six years after the effective time of the mergers, to maintain officers’ and directors’ liability insurance covering the individuals who are, or at any time prior to the effective time of the mergers were, covered by Arita’s, NAM’s or Forbes’ existing officers’ and directors’ liability insurance policies on terms substantially no less advantageous to such individuals, provided that Arita will not be required to pay annual premiums in excess of 300% of the last annual premium paid by Forbes prior to the date of the merger agreement, but in such case will purchase as much coverage as reasonably practicable for such amount.

No Solicitation of Alternative Proposals

Forbes has agreed that it will not, nor will it permit any of its subsidiaries or any of their respective officers, directors, employees, agents or representatives to, directly or indirectly through another person:

•

solicit, initiate or knowingly encourage or take any other action designed to facilitate or that could reasonably be expected to facilitate any inquiry or the making of any proposal or offer that constitutes, or that could reasonably be expected to lead to a “takeover proposal” (as described below); or

•	enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any person any confidential information in connection with, any takeover proposal.

The merger agreement provides that a “takeover proposal” means any inquiry, proposal or offer from any person relating to, or that could reasonably be expected to lead to:

•	any direct or indirect acquisition or purchase, in one transaction or a series of transactions, of:

•	assets or businesses that constitute 20% or more of the revenues, net income or the assets of Forbes and its subsidiaries (in each case, taken as a whole), or

•	20% or more of any class of equity securities of Forbes or any of its respective significant subsidiaries;

•

any tender offer or exchange offer that if consummated would result in any person beneficially owning 20% or more of any class of equity securities of Forbes or any of its respective significant subsidiaries; or

•

any merger, consolidation, business combination, recapitalization, liquidation, dissolution, joint venture, binding share exchange or similar transaction involving Forbes or any of its subsidiaries pursuant to which any person or the stockholders of any person would own 20% or more of any class of equity securities of Forbes or any of its respective significant subsidiaries or of any resulting parent company of Forbes.

However, at any time prior to the Forbes stockholders adopting the merger agreement and in response to a bona fide written takeover proposal that (i) was made after the date of the merger agreement, (ii) did not otherwise result from a breach of the merger agreement, and (iii) the Forbes’ board of directors determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) (A) constitutes or is reasonably likely to lead to a “superior proposal” (as defined below), and (B) the failure to do so would be inconsistent with its fiduciary duties to the Forbes stockholders under applicable laws, Forbes may, after giving NAM written notice of such determinations, furnish information with respect to Forbes and its subsidiaries to the person making the takeover proposal pursuant to a customary confidentiality agreement, and participate in discussions or negotiations with such person regarding the takeover proposal.

In addition, Forbes has agreed to promptly (and in any event within one business day) advise NAM of the receipt of any takeover proposal or any inquiry with respect to or that could reasonably be expected to lead to a takeover proposal, the material terms and conditions of any such takeover proposal or inquiry (including any changes thereto) and the identity of the person making any such takeover proposal or inquiry. Forbes has agreed to:

•	keep NAM fully informed of the status and material terms and conditions (including any change therein) of any takeover proposal or inquiry; and

•

provide NAM, as soon as practicable after receipt or delivery thereof, with copies of all correspondence and other written material sent or provided to Forbes or any of its subsidiaries from any person that describes any of the material terms and conditions of any takeover proposal.

For purposes of the merger agreement, the term “superior proposal” means, any bona fide proposal or offer made by a third person involving a merger, consolidation, business combination, exchange or tender offer, binding share exchange, joint venture, voluntary dissolution, scheme of arrangement or similar transaction whereby such third person acquires, directly or indirectly, all or substantially all of the consolidated assets or businesses of Forbes and its subsidiaries, which the Forbes board of directors determines in good faith (after consultation with a financial advisor of nationally recognized reputation) to be:

•

more favorable to the Forbes securityholders (including, for the avoidance of doubt, holders of its indebtedness) from a financial point of view than the Forbes Merger, taking into account all the terms and conditions of such proposal and the merger agreement (including any changes to the financial terms of the merger agreement proposed by Superior and NAM in response to such offer or otherwise); and

•	reasonably capable of being financed and completed, taking into account all financial, legal, regulatory, timing and other aspects of such proposal.

Additionally, Forbes is not prohibited from:

•	taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act; or

•	issuing a “stop, look and listen” letter or similar communication of the type contemplated by Rule 14d-9(f) promulgated under the Exchange Act; provided that any such disclosure that addresses or relates to the approval, recommendation or declaration of advisability by the Forbes board of directors with respect to the merger agreement or a takeover proposal will be deemed to be an “adverse recommendation change” (as defined below), unless the Forbes board of directors, in connection with such communication, publicly states that its recommendation with respect to the merger agreement has not changed or refers to the prior recommendation of the Forbes board of directors.

Subject to certain exceptions described below, Forbes has agreed that its board of directors and any committee thereof will not make an “adverse recommendation change,” which is defined as:

•

a withdrawal (or modification in a manner adverse to NAM), or proposal to withdraw (or modify in a manner adverse to NAM), the approval, recommendation or declaration of advisability by the Forbes board of directors or any committee thereof of the merger agreement, the Forbes Merger or the other transactions contemplated by the merger agreement,

•	a recommendation, adoption or approval, or proposal to recommend, adopt or approve, any takeover proposal, or

•

the failure to reaffirm within a reasonable period of time upon request by NAM (publicly, if so requested) its recommendation of the merger agreement, the Forbes Merger and the other transactions contemplated by merger agreement.

Notwithstanding the foregoing, at any time prior to obtaining the adoption of the merger agreement by Forbes’ stockholders and after the fifth business day following delivery of a written notice to NAM advising NAM of Forbes’ intention to make an adverse recommendation change, the Forbes board of directors may make an adverse recommendation change if the board of directors determines in good faith (after consultation with outside counsel) that the failure to do so would be inconsistent with its fiduciary duties to its stockholders under applicable laws. In determining whether to make an adverse recommendation change, the Forbes board of directors must take into account any changes to the financial terms of the merger agreement proposed by NAM in response to the delivery of a notice of an adverse recommendation change or otherwise.

Representations and Warranties

Superior, NAM and Forbes have made various representations and warranties in the merger agreement which, in the cases of NAM and Forbes, are substantially reciprocal. Those representations and warranties are subject to qualifications and limitations agreed to by the parties in connection with negotiating the terms of the merger agreement. Some of the more significant of these representations and warranties pertain to:

•

the organization, good standing and foreign qualification of the parties and the corporate authority to own, operate and lease their respective properties and to carry on their respective businesses as currently conducted;

•	the authorization, execution, delivery and enforceability of the merger agreement and related matters;

•	capitalization;

•	subsidiaries;

•	compliance with laws and possession of permits;

•	anti-corruption and sanctions;

•	whether each party’s execution and delivery of the merger agreement or consummation of the transactions contemplated thereby causes any:

•	conflict with such party’s organizational documents,

•	“change of control” under any material agreements of such party,

•	breach or default, or the creation of any liens, under any agreements of such party, or

•	any violation of applicable law;

•	the documents and reports that the parties have filed with the SEC (in the case of Forbes);

•	litigation;

•	whether certain events, changes or effects have occurred from September 30, 2019 to the date of the merger agreement;

•	taxes;

•	employee benefit plans;

•	labor matters;

•	environmental matters;

•	intellectual property matters;

•	court orders and decrees;

•	maintenance of insurance;

•	broker’s fees and similar fees;

•	receipt of opinions from financial advisors;

•	beneficial ownership of the other party’s capital stock;

•	material contracts;

•	capital expenditure programs;

•	improper payments;

•	takeover statutes and rights plans;

•	title and ownership of property and equipment and related matters; and

•	financing.

None of these representations and warranties will survive after the effective time of the mergers.

Certain of the representations and warranties are qualified as to “materiality” or whether a “material adverse effect” has occurred or would be reasonably expected to occur. For purposes of the merger agreement, the term “material adverse effect” means, with respect to any party, any change, effect, event, occurrence, state of facts or development that individually or in the aggregate has a material adverse effect on or change in the business, assets, financial condition or results of operations of such person and its subsidiaries, taken as a whole, except for any such change or effect that arises or results from (among others):

•

changes in general economic, capital market, political conditions or changes in law or GAAP or the interpretation thereof that, in any case, do not disproportionately affect such person in any material respect,

•

changes in the financial, debt, credit, capital, banking or securities markets (including any disruption thereof and any decline in the price of any security or any market index), or changes in interest, currency or exchange rates or the price of any commodity, security or market index,

•	changes that affect generally the industries in which NAM or Forbes are engaged and do not disproportionately affect such person in any material respect,

•

failure to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period on or after the date of the merger agreement,

•	the existence or occurrence of any force majeure events that do not disproportionately affect such person in any material respect,

•	any change in the market price or trading volume of the securities of Forbes, or

•	any action taken or not taken at the specific written request of the other party and not otherwise required to be taken by the merger agreement.

Conditions to the mergers

Mutual Conditions to Each Party’s Obligation to Effect the mergers

The merger agreement contains a number of closing conditions, including the following conditions that apply to the obligations of each of Superior, NAM, Forbes, Arita, NAM Merger Sub and Forbes Merger Sub:

•	Forbes shall have obtained the approval of its stockholders to adopt the merger agreement;

•	none of the parties to the merger agreement shall be subject to any decree, order or injunction of a U.S. court of competent jurisdiction that prohibits the consummation of the mergers;

•

the SEC shall have declared the registration statement, of which this proxy statement/prospectus forms a part, to be effective, and no stop order concerning the registration statement shall be in effect;

•

SESI shall have obtained necessary relief from the application of provisions of the credit agreement governing its asset-based revolving credit facility (the “SESI Credit Agreement” and such facility, the “SESI Credit Facility”) to the mergers and the other transactions contemplated by the merger agreement, except where the failure to obtain relief has not had and is not reasonably likely to have a material adverse effect on Arita after the consummation of the mergers;

•	the Arita Credit Facility shall have been consummated on terms substantially similar to those set forth in the commitment letter and related fee letters (the “Financing Letters”);

•

Arita shall have Availability (as defined in the Financing Letters) of not less than $40.0 million under the Arita Credit Facility, which shall not be reduced by any borrowing under the Arita Credit Facility on the closing date to fund fees in accordance with the terms of the Financing Letters;

•	the Exchange Financing shall have been consummated or shall be reasonably likely to be consummated substantially concurrently with the closing of the mergers; and

•

the boards of directors of Superior, Arita and Forbes shall have received opinions from an appraisal firm of national standing, in form and substance satisfactory and addressed to the other respective boards regarding the solvency of Arita and Superior (after giving effect to the mergers).

In addition to the conditions described above, none of Superior, NAM and Forbes, is obligated to effect the mergers unless the following conditions, as applicable, are satisfied or waived by that party on or before the closing date:

•	The other parties shall have performed in all material respects their covenants and agreements under the merger agreement.

•

The representations and warranties of the other party shall be true and correct (without regard to qualifications as to materiality or a material adverse effect) as of the closing date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except where the failure of any such representations and warranties to be true and correct, individually or in the aggregate, has not had and is not reasonably likely to have a material adverse effect on the party making the representation or warranty.

•	Such party shall have received from its tax counsel the tax opinion described under “Material U.S. Federal Income Tax Consequences” beginning on page 86.

•

No change, event, occurrence, state of facts or development shall have occurred and shall be continuing that, individually or in the aggregate, shall have had or shall be reasonably likely to have a material adverse effect on the other party.

•	NAM and Superior shall have consummated the transactions contemplated by the Separation Agreement.

•

Each of the Forbes PIK Exchange, the Forbes PIK Contribution and the Forbes Term Loan Contribution shall have been consummated in accordance with the applicable terms and conditions of the Exchange and Contribution Agreement.

•

The net debt amounts of Forbes and NAM and its subsidiaries, calculated not less than five business days prior to the closing of the mergers, shall not have exceeded $5 million in the case of Forbes and $230 million in the case of NAM.

Termination of the merger agreement

The board of directors of Superior, NAM and Forbes may terminate the merger agreement at any time prior to the consummation of the mergers (including after the meeting of the stockholders of Forbes, even if the stockholders have adopted the merger agreement) by mutual written consent, or if:

•

the parties have not consummated the mergers by May 31, 2020, and the party desiring to terminate the merger agreement for this reason has not failed to perform or observe in any material respect any of its obligations under the merger agreement in any manner that caused or resulted in the failure of the mergers to occur on or before that date;

•

a U.S. federal, state or non-U.S. court of competent jurisdiction or federal, state or non-U.S. governmental, regulatory or administrative agency or commission will have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the merger agreement and such order, decree, ruling or other action will have become final and nonappealable;

•	the stockholders of Forbes hold a meeting to consider the merger agreement but do not vote to adopt the merger agreement; or

•

one of the parties has breached any representation or warranty or failed to perform any covenant or agreement in the merger agreement, or any representation or warranty of the other parties has become untrue, in any case such that the condition to the closing of the merger agreement related to the performance of the covenants and agreements in the merger agreement by the other party and the accuracy of the representations and warranties of the other party would not be satisfied as of the date of the termination, and the breach is not curable or, if curable, is not cured within 30 days after the party desiring to terminate the merger agreement gives written notice of the breach to the other party, and the party desiring to terminate the merger agreement is not, at the time of the termination, in breach of any representation, warranty, covenant or agreement in the merger agreement that would give rise to the right of the other party to terminate the merger agreement.

The board of directors of NAM and Superior may terminate the merger agreement if:

•	A Forbes adverse recommendation change has occurred; or

•	If any stockholder required to deliver to NAM a voting agreement fails to do so within one business day following the execution of the merger agreement.

Expenses and Termination Fees

Transaction Expenses

Pursuant to the merger agreement, if the mergers are consummated, all costs and expenses incurred by any party to the merger agreement in connection with the merger agreement and the transactions contemplated thereby will be paid by Arita, except as otherwise provided for in the merger agreement and as otherwise agreed to in writing by the parties. If the mergers are not consummated, then all costs and expenses will be paid by the party incurring such expenses. Notwithstanding the foregoing, all fees and costs incurred by Superior or its affiliates in connection with the Exchange Financing will be borne by Superior, and, pursuant to the voting agreements with Ascribe and Solace, Forbes will be responsible for the reimbursements of any out-of-pocket fees and expenses incurred by Ascribe and Solace whether or not the mergers are consummated.

Forbes Termination Fee

Forbes is obligated to pay Superior a termination fee of $1.0 million if the merger agreement is terminated by NAM or Superior as a result of Forbes’ breach of its representations and warranties under the merger agreement or Forbes’ failure to perform any covenant or agreement in the merger agreement and, if at the time of such termination, all of the mutual closing conditions and the conditions to Forbes’ obligation to effect the mergers have been satisfied or waived, subject to certain exceptions.

Forbes is also obligated to pay Superior a termination fee of $1.0 million if no material adverse effect with regard to NAM has occurred and the merger agreement is terminated by NAM or Superior if:

•

the Forbes board of directors makes an adverse recommendation change, and at the time of such termination, a proposal for an alternative transaction involving Forbes has been publicly disclosed and not withdrawn; or

•

the approval of the merger agreement by the Forbes stockholders has not been obtained, and at the time of the Forbes stockholders meeting, an alternative transaction involving Forbes has been publicly disclosed and not withdrawn.

Superior Termination Fee

Superior is obligated to pay Forbes a termination fee of $3.0 million if the merger agreement is terminated by:

•	Superior and NAM or Forbes in the event the mergers have not been consummated by May 31, 2020; or

•	Forbes as a result of NAM’s or Superior’s breach of their respective representations and warranties under the merger agreement or failure to perform any covenant or agreement in the merger agreement;

provided, in each case, that at the time of such termination all of the mutual closing conditions and the conditions to Superior’s and NAM’s obligations to effect the mergers have been satisfied or waived.

If the merger agreement is terminated due to the reasons described immediately above and at the time of such termination all of the mutual closing conditions and the conditions to Superior’s and NAM’s obligations to effect the mergers have been satisfied or waived other than, (i) SESI obtaining relief under the SESI Credit Facility, (ii) entry into Arita Credit Facility and Arita having not less than $40.0 million of borrowing availability (as defined in the Financing Letters) thereunder immediately following the closing of the mergers, or (iii) consummation of the Exchange Financing, then Superior will be obligated to pay Forbes a termination fee of $5.0 million.

Amendment; Extensions and Waivers

The parties may amend the merger agreement, by action taken or authorized by their boards of directors, at any time before or after approval of the matters presented in connection with the mergers by the stockholders of Forbes. After the stockholders adopt the merger agreement, however, no amendment to the merger agreement may be made that by law requires the further approval of stockholders unless that further approval is obtained.

At any time prior to the effective time of the mergers, each party may, by action taken by its board of directors, to the extent legally allowed:

•	extend the time for the performance of any of the obligations or other acts of the other parties to the merger agreement;

•	waive any inaccuracies in the representations and warranties made to such party contained in the merger agreement or in any document delivered pursuant to the merger agreement; and

•	waive compliance with any of the agreements or conditions for the benefit of such party contained in the merger agreement.

At this time, Forbes’ board of directors does not contemplate or intend to waive any condition to the consummation of the mergers. If Forbes’ board of directors were to choose to grant a waiver, a Forbes stockholder would not have an opportunity to vote on that waiver, and Forbes and its stockholders would not have the benefit of the waived condition. Forbes’ board of directors expects that it would waive a condition to the consummation of the mergers only after determining that the waiver would have no material effect on the rights and benefits Forbes and its stockholders expect to receive from the mergers.

Governing Law

The merger agreement, and the rights and obligations of the parties to the merger agreement, are governed by and will be construed and enforced in accordance with the laws of the State of Delaware without regard to the conflicts of law provisions of Delaware law that would cause the laws of other jurisdictions to apply.

Treatment of Forbes Convertible PIK Notes

Prior to the effective time of the mergers, pursuant to the Forbes PIK Conversion, Forbes will cause the aggregate principal amount of Forbes Convertible PIK Notes outstanding at such time that is not held by Ascribe Capital or its affiliates or Solace or its affiliates to convert into shares of Forbes common stock in accordance with the indenture governing the Forbes Convertible PIK Notes. On December 18, 2019, Forbes, Arita, Ascribe Capital and Solace entered into the Exchange and Contribution Agreement. Pursuant to the Exchange and Contribution Agreement, Ascribe Capital and Solace, immediately prior to the record date for the special meeting of the Forbes stockholders, effected the Forbes PIK Exchange, and exchanged an equal amount of Forbes Convertible PIK Notes (including all accrued interest thereon) then held by Ascribe Capital and its affiliates and Solace and its affiliates for such number of shares of Forbes common stock that resulted in Ascribe and Solace collectively beneficially owning an aggregate amount of Forbes common stock representing 51% of the voting power of the outstanding shares of Forbes common stock. The consummation of the Forbes PIK Exchange occurred on                 , 2020.

Also pursuant to the Exchange and Contribution Agreement, and effective immediately prior to the effective time of the mergers, Ascribe Capital and Solace will each effect the Forbes PIK Contribution pursuant to which they will contribute the remainder of the Forbes Convertible PIK Notes then held by it and its affiliates to Arita in exchange for shares of Arita Class A common stock.

The Forbes Convertible PIK Notes exchanged pursuant to the Forbes PIK Exchange, contributed pursuant to the Forbes PIK Contribution and converted pursuant to the Forbes PIK Conversion will each receive their pro rata share of the 98.5% of the Forbes Merger Consideration allocated to the Forbes Convertible PIK Notes.

Treatment of Forbes Term Loan Agreement

Under the Exchange and Contribution Agreement, pursuant to the Forbes Term Loan Contribution, immediately prior to the closing of the mergers, Forbes will cause the aggregate principal amount outstanding under the Term Loan Agreement, together with accrued interest thereon, that was held by Ascribe Capital and Solace and their respective affiliates immediately prior to the closing of the mergers, together with accrued interest thereon, to be contributed to Arita in exchange for approximately $30 million in newly issued Preferred Stock. The Preferred Stock will be entitled to cash dividends at a rate of 5% per annum, payable semi-annually, and will be subject to mandatory conversion on the third anniversary of the closing of the mergers into a number of shares of Arita Class A common stock representing a 20% economic interest in the shares of Arita common stock outstanding at the closing of the mergers on a fully diluted basis and representing an approximate 26.3% voting interest (given that Arita Class B common stock is non-voting) as of the effective time of the mergers and assuming none of the Arita Class B common stock is converted to Arita Class A common stock. The Preferred Stock issued to Ascribe and its affiliates will represent an approximate 10.4% economic interest and an approximate 13.7% voting interest in Arita, and the Preferred Stock issued to Solace and its affiliates will represent an approximate 9.6% economic interest and an approximate 12.6% voting interest in Arita, in each case as of the effective time of the mergers and assuming none of the Arita Class B common stock is converted to Arita Class A common stock. The holders of Preferred Stock will vote with Arita Class A common stock as a single class on an “as converted” basis and will have customary protective rights. Arita will repay the remaining balance outstanding under the Forbes Term Loan Agreement at the closing in cash.

Preferred Stock

Each share of Preferred Stock is mandatorily convertible into Arita common stock three years after issuance. The Preferred Stock is entitled to cash dividends at a rate of 5% per annum, payable bi-annually, with the first payment to occur one hundred eighty (180) days following the Closing. The Preferred Stock has a liquidation preference equal to the original purchase price plus any accrued but unpaid dividends and will receive seniority over common stockholders in the event of a liquidation scenario. The Preferred Stock issued to Ascribe and its affiliates and Solace and its affiliates will, collectively, be convertible into a number of shares of Arita Class A common stock representing a 20% economic interest in the shares of Arita common stock outstanding at the closing of the mergers on a fully diluted basis and represent an approximate 26.3% voting interest (given that Arita Class B common stock is non-voting) as of the effective time of the mergers and assuming none of the Arita Class B common stock is converted to Arita Class A common stock. The Preferred Stock issued to Ascribe and its affiliates will represent an approximate 10.4% economic interest and an approximate 13.7% voting interest in Arita, and the Preferred Stock issued to Solace and its affiliates will represent an approximate 9.6% economic interest and an approximate 12.6% voting interest in Arita, in each case as of the effective time of the mergers and assuming none of the Arita Class B common stock is converted to Arita Class A common stock. The holders of Preferred Stock will vote with Arita common stock as a single class on an “as converted” basis and will have customary protective rights. Holders of the Preferred Stock will have a put right in the event of a change of control of Arita or other fundamental change such as a sale of all or substantially all assets, and will be entitled to receive the principal amount of their Preferred Stock together with all dividends that have accrued, and would have continued to accrue, through the third anniversary of the closing of the mergers. Holders of Preferred Stock will be prohibited from transferring or selling their shares for six months following the closing of the mergers and will be prohibited from transferring their shares to a direct competitor of Arita.

Voting Agreements

In connection with the execution of the merger agreement, Superior, Forbes, and New NAM, Inc. entered into voting agreements with Ascribe, Solace, John E. Crisp and L. Melvin Cooper.

The Forbes stockholders that are party to the voting agreements have agreed to, among other things, vote all of the shares of Forbes common stock owned by them as of the record date for the Forbes special meeting (i) in favor of the adoption of the merger agreement, (ii) against any acquisition proposal or any other transaction, proposal, agreement or action made in opposition to the adoption of the merger agreement or in competition or inconsistent with the mergers or matters contemplated by the merger agreement, (iii) against any action or agreement that would reasonably be expected to result in a breach by Forbes under the merger agreement or any change to the voting rights of any class of shares of capital stock of Forbes (including any amendments to Forbes’ organizational documents), (iv) against any action or agreement that would reasonably be expected to result in a condition to the consummation of the mergers not being fulfilled, and (v) against any other action that would reasonably be expected to impede, interfere with, delay, discourage, postpone or adversely affect any of the transactions contemplated by the merger agreement. In the event the Forbes board of directors makes an adverse recommendation change (as defined in “The merger agreement – No Solicitation of Alternative Proposals” beginning on page 96), Ascribe and Solace will each be required to vote 17.5% of the aggregate voting power of Forbes common stock as set forth above, and Messrs. Crisp and Cooper will no longer be required to vote their shares as set forth above. The parties to the voting agreements are not required to vote the shares of Forbes common stock they beneficially own, among other things, in favor of any amendment to the merger agreement that reduces the amount, or changes the form of, the consideration to be received under the merger agreement, or imposes any material conditions on the payment of their receipt of the consideration.

In addition, the parties to the voting agreements have agreed not to transfer any of their shares of Forbes common stock (except as otherwise provided in the voting agreements), not to deposit any such shares into a voting trust or enter into a voting agreement or arrangement with respect to such shares, not to grant a proxy or power of attorney in respect of such shares, and waived all appraisal rights in respect of such shares until the termination date of the applicable voting agreements.

The voting agreements terminate upon the earlier to occur of (i) the consummation of the mergers, (ii) the valid termination of the merger agreement, or (iii) the delivery by a stockholder party to a voting agreement of a written notice to Arita within 10 business days of any amendment to the merger agreement that would no longer require such stockholder to vote in favour of the adoption of the merger agreement.

As of the date of this proxy statement/prospectus, the Forbes stockholders that executed voting agreements, collectively, hold and are entitled to vote in the aggregate approximately 51% of the issued and outstanding shares of Forbes common stock entitled to vote at the Forbes special meeting. Accordingly, as long as there is not an adverse recommendation change, approval of the merger agreement proposal at the Forbes special meeting is assured without the vote of any other stockholder.

NAM Stockholder Approval

Prior to the execution and delivery of the merger agreement, and as an inducement to the other parties thereto to enter into the merger agreement, SESI, in its capacity as sole stockholder of NAM, executed and delivered a written consent authorizing, approving and adopting the merger agreement.

Stockholders and Registration Rights Agreement

At the closing of the mergers, Arita will enter into a Stockholders and Registration Rights Agreement with Superior, Ascribe and Solace (each, a “Major Shareholder” and together, the “Major Shareholders”) which will govern the rights and obligations of the Major Shareholders with respect to Arita following the closing of the mergers.

Pursuant to the Stockholders and Registration Rights Agreement, certain actions by Arita will require (i) so long as Superior holds at least 35% of the Arita common stock, the prior written consent of Superior and one other Major Shareholder (if there is at least one other Major Shareholder), and (ii) from the date that Superior ceases to own 35% of the Arita common stock, the prior written consent of at least two Major Shareholders (for so long as there are two or more Major Shareholders, and thereafter, the consent of the sole Major Shareholder).

Such actions include (a) any equity repurchase or redemption by Arita, (b) entering into an agreement relating to the sale of all or substantially all of the assets of Arita or a merger or other business combination transaction that results in a change of control of Arita, (c) the acquisition of any company, business or assets involving the issuance of 15% or more of the common stock or 15% or more of the voting power of Arita outstanding before the issuance whether in one or in a series of related transactions (d) voluntarily filing for bankruptcy, liquidating or dissolving, (e) delisting from the NASDAQ or another national securities exchange, or (f) entering into an agreement to do any of the foregoing.

In addition, each Major Shareholder will have preemptive rights entitling it to participate on a pro rata basis in future issuances of equity securities by Arita, subject to customary exceptions (including for issuances in acquisitions or for purposes of employee compensation). Each Major Shareholder will also have a consent right over any amendment to Arita’s organizational documents that would materially adversely affect the rights of such Major Shareholder disproportionately as compared to any other Major Shareholder.

Subsequent to the closing of the mergers, (i) Superior will have the right to nominate (a) for so long as Superior continues to own 35% or more of the issued and outstanding common stock of Arita, two independent directors to the Arita board of directors and (b) once Superior ceases to own 35% or more of the issued and outstanding common stock of Arita, for so long as it continues to be a Major Shareholder, one independent director to the Arita board of directors and (ii) Ascribe and Solace will have the right to nominate a total of one independent director to the Arita board of directors until Ascribe and Solace cease to collectively beneficially own 10% or more of the issued and outstanding common stock of Arita. Each of the Major Shareholders will also have the right to designate one non-voting observer to attend any meetings of the Arita board of directors and each committee thereof for so long as it continues to be a Major Shareholder. The Arita board of directors will have standing nominating and governance, compensation and audit committees, each of which will consist solely of independent directors. Each of the Major Shareholders shall vote its voting securities in favor of candidates for election to the Arita board of directors that were approved by the nominating and governance committee.

Any related party or affiliate transactions involving any directors or executive officers of Arita or involving any of the Major Shareholders or their respective affiliates must be approved by the nominating and governance committee of the Arita board of directors.

The Stockholders and Registration Rights Agreement contains a non-competition provision that will prohibit Superior and its affiliates from (i) engaging in any business activity in the United States that is conducted by and material to Arita and its subsidiaries, which business activities currently consist of coil tubing, service rigs, fluids management and accommodation rentals or (ii) subject to certain thresholds, owning an interest in or otherwise participating in the operation or control of an entity that conducts such business. Superior will no longer be subject to the non-competition provision upon the later to occur of (i) the fifth anniversary of the closing of the mergers and (ii) the date on which Superior ceases to own more than 10% of the issued and outstanding common stock of Arita.

Pursuant to the terms of the Stockholders and Registration Rights Agreement, the Major Stockholders will, subject to certain exceptions, each be required to sell such number of shares of Arita common stock beneficially owned by such Major Shareholder as of the closing (such shares, “Closing Shares”) so as to comply with the following schedule:

•	Within 18 months following the closing of the mergers, Superior will be required to divest 5% of its initial post-closing holding in Arita; and

•

Within 24 months following the closing of the mergers, each of the Major Shareholders will be required to divest, on a pro rata basis, an aggregate of 15% of their aggregate initial post-closing holdings in Arita.

The number of Closing Shares that the Major Shareholders will be required to sell will be reduced on a share-for-share basis for any Arita shares that are issued to less than 5% stockholders of the target company in connection with any business combination transaction by Arita. If a Major Shareholder fails to divest any Closing Shares as required by the above schedule (such shares, “Excess Shares”), the Major Shareholders that have not missed a required divestiture deadline will have the option to either extend the applicable sale period for some or all of the Excess Shares by three months after which three-month period the delinquent Major Shareholder will be subject again to the required divestiture provisions or require the delinquent major shareholder to offer any such shares for sale as follows: (i) first, to the eligible Major Shareholders on a pro rata basis to their then-current shareholding, (ii) second, to the extent any Excess Shares are not purchased by an eligible Major Shareholder, to the other eligible Major Shareholders on a pro rata basis; and (iii) third, to the extent that any Excess Shares are not purchased in accordance with the above, to Arita (which would be required to acquire such Excess Shares provided that a majority by value of the eligible Major Shareholders may determine in their sole discretion that Arita is not required to purchase such remaining Excess Shares so that there is no divestiture obligation in respect of such shares).

Pursuant to the Stockholders and Registration Rights Agreement, the Major Shareholders are entitled to certain registration rights, including the right to initiate three (in the case of Superior) or two (in the case of each of Ascribe and Solace) underwritten offerings. Each Major Shareholder must propose to sell a minimum of $25.0 million of Arita common stock in each such underwritten offering. The Major Shareholders are also entitled to unlimited piggyback registration rights, subject to customary black-out periods, cutback provisions and other limitations as set forth in the Stockholders and Registration Rights Agreement. Pursuant to the Stockholders and Registration Rights Agreement, Arita must file with the SEC a shelf registration statement within 270 days after the closing of the mergers and will use commercially reasonable efforts to (i) have the SEC declare the registration statement effective as soon as reasonably practicable after such filing and (ii) keep the registration statement effective.

The Stockholders and Registration Rights Agreement will require Arita to use its commercially reasonable efforts to cause the common stock of Arita to be listed on the highest listing tier of the NASDAQ, or other national securities exchange on which it is listed, that is available to it, based on the applicable listing criteria.

Each of Superior, Ascribe and Solace will cease to be considered a Major Shareholder and will no longer have any rights under the Stockholders and Registration Rights Agreement if it ceases to beneficially own at least 10% of Arita’s outstanding voting securities.

Treatment of Forbes Registration Rights Agreement

Prior to the effective time of the mergers, Superior, Forbes and Arita will use commercially reasonable efforts to cause the termination of the Forbes Registration Rights Agreement, dated April 13, 2017 (the “Forbes Registration Rights Agreement”), by and among Forbes and certain holders of Forbes common stock. The merger agreement requires Superior, Forbes and Arita to use commercially reasonable efforts to negotiate in good faith to enter into a registration rights agreement among Superior, Arita and the holders of Forbes common stock that are party to the Forbes Registration Rights Agreement.

SESI Credit Facility

In connection with the mergers, SESI is seeking an amendment to the SESI Credit Facility to, among other things, obtain consent under the SESI Credit Facility (as defined below) to proceed with the mergers, including the NAM Restructuring. There can be no assurance that the amendment will be obtained on anticipated terms or at all.

Exchange Financing

The merger agreement requires Arita, Superior, NAM, and Forbes to use commercially reasonable efforts to consummate the Exchange Financing. The indenture governing the Arita Bonds will contain restrictive covenants customary for issuances of high-yield secured notes of this type. The Exchange Offer and the Consent Solicitation were consummated on February 24, 2020. At the expiration of the Exchange Offer, $617,940,000 in aggregate principal amount, or 77.24%, of the outstanding Original Notes were validly tendered and not withdrawn.

The Arita Bonds will mature on February 1, 2025. The Arita Bonds will bear interest at 9.750% per annum, payable in cash semi-annually in arrears on February 1 and August 1 of each year, commencing on the first such date to occur after the date of issuance, to holders of record at the close of business on January 15 or July 15, as the case may be, immediately preceding the related interest payment date. Interest on the Arita Bonds will accrue from and including the most recent date to which interest has been paid or, if no interest has been paid, from and including the date of issuance. Interest on the Arita Bonds will be computed on the basis of a 360-day year of twelve 30-day months. The Arita Bonds will be general senior secured obligations of Arita secured by second-priority liens on the assets of Arita and its subsidiaries that are guarantors under the Arita Credit Facility, and will be junior in lien priority, pursuant to the terms of an intercreditor agreement, to Arita’s obligations under the Arita Credit Facility. The Arita Bonds will be jointly and severally unconditionally guaranteed on a senior secured basis by each subsidiary of Arita on the date of issuance under the indenture, including Forbes and its subsidiaries and NAM and its subsidiaries, in each case that are guarantors under the Arita Credit Facility.

Arita Credit Facility

Arita will be the borrower under an up to $150 million asset-based revolving credit facility, of which $110 million is committed as of the date hereof and the remaining $40 million is expected to be committed as of the closing date, which will mature either (a) five years after the consummation of the mergers or (b) on the date that is ninety-one days prior to February 1, 2025 if any Arita Bonds remain outstanding on such date. The borrowing base under the Arita Credit Facility will be calculated based on a formula referencing Arita’s and Arita’s subsidiary guarantors’ eligible billed and unbilled accounts receivable, eligible inventory and certain eligible cash, less reserves. The borrowing base advance rates for the assets owned by Forbes prior to the mergers will be reduced until the completion of field exams and appraisals of such assets are completed. Availability under the Arita Credit Facility will be (i) the lesser of (A) the commitments and (B) the borrowing base, less (ii) the amount utilized under the Arita Credit Facility. The Arita Credit Facility also will include a $60 million sublimit for the issuance of letters of credit, approximately $7.2 million of which is expected to be utilized at the consummation of the mergers to backstop letters of credit issued under Forbes’ existing revolving credit facility. Borrowings under the Arita Credit Facility will bear interest, at Arita’s election, at the base rate plus a margin of 0.75% to 1.50% or at LIBOR plus a margin of 1.75% to 2.50%, in each case, depending on Arita’s total leverage ratio. Indebtedness under the Arita Credit Facility will be guaranteed by certain of Arita’s subsidiaries, and will be secured by substantially all of Arita’s and such subsidiaries’ assets, including a pledge of the stock of Arita’s subsidiary guarantors, but excluding real property. Under certain circumstances, Arita may increase the commitments available to be borrowed under the Arita Credit Facility by an amount up to $100 million, subject to certain conditions.

The credit agreement that will govern the Arita Credit Facility (the “Arita Credit Agreement”) will contain customary events of default, including upon the occurrence of a change in control. If availability is less than the greater of (x) $15.0 million and (y) 15% of the lesser of the borrowing base and the commitments, the Arita Credit Agreement will require Arita to satisfy a fixed charge coverage ratio of no less than 1.0 to 1.0 as of the end of the most recently completed fiscal quarter for which financial statement have been delivered. The Arita Credit Agreement will contain various other covenants, including, but not limited to, limitations on indebtedness, investments, liens, distributions, transactions with affiliates, mergers, consolidations, dispositions of assets and other covenants customary in similar types of agreements. As of September 30, 2019 on a pro forma basis, the borrowing base under the Arita Credit Facility would have been approximately $110.0 million, and Arita would have had approximately $22.8 million of outstanding borrowings, approximately $30.0 of outstanding letters of credit and approximately $57.2 million of available borrowing capacity thereunder.

The Separation Agreement

Prior to the effective time of the mergers, SESI will enter into a separation agreement (the “Separation Agreement”) with Superior, Superior Energy Services-North America Services, Inc., New NAM, Inc., New Spieth, Inc. and SPN Well Services, Inc. setting forth the terms of the consolidation of Superior’s U.S. service rig, coiled tubing, wireline, pressure control, flowback, fluid management and accommodation service lines (the “Superior North American Business”) under the ownership of NAM as contemplated by the merger agreement.

Upon the terms and subject to conditions set forth in the Separation Agreement, the parties thereto will enter into a series of transactions to effectuate an internal restructuring (the “NAM Restructuring”) such that, after giving effect to the NAM Restructuring (such effective time, the “Separation Time”), the Superior North American Business and the NAM Group (as defined below) will be separated from the other business of Superior and consolidated under NAM.

As a result of the NAM Restructuring, among other things:

•

NAM and all persons through which the Superior North American Business is conducted as of immediately prior to the Separation Time, including, all of the business of SPN Well Services LLC, Complete Energy Services, Inc., Warrior Energy Services Corporation, H.B. Rentals, L.C., and Guard Drilling Mud Disposal, Inc. (collectively, the “NAM Group”) will own all right, title and interest in and to the assets associated with NAM (the “NAM Assets”), and will be responsible for, to the extent applicable and stated therein, the liabilities associated with NAM (the “NAM Liabilities”), in accordance with their respective terms; and

•

Superior and each of its subsidiaries other than the NAM Group (collectively, the “Superior Group”, and each of the Superior Group and the NAM Group, a “Group”) will own all right, title and interest in and to the assets associated with Superior’s businesses other than the NAM Assets (the “Superior Assets”), and will be responsible for, to the extent applicable, the liabilities associated with Superior’s businesses other than the NAM Liabilities (the “Superior Liabilities”).

If following the Separation Time any NAM Asset or NAM Liability has not been transferred or assigned, as applicable, to the NAM Group, or if any Superior Asset or Superior Liability has been misallocated to the NAM Group, then the parties to the Separation Agreement will cooperate with one another to complete any required transfers or resolve any misallocated transfers in furtherance of the division of assets and liabilities as contemplated by the merger agreement and the Separation Agreement, to transition any contracts to which both members of the Superior Group and the NAM Group are party, terminate certain intercompany arrangements, and, take such action as reasonably requested by the NAM Group or the Superior Group, respectively, to ensure that each has the benefits and burdens of the assets and liabilities intended to be transferred to them at the Separation Time.

Pursuant to the Separation Agreement, each of the Superior Group and the NAM Group will release the other from any liabilities arising before the Separation Time, other than the following matters for which the applicable parties will not be released:

•

liabilities arising under the Separation Agreement or in connection with the NAM Restructuring, the merger agreement, any contracts used by the Superior Group and the NAM Group, and any contract with a third party (which will be allocated to the NAM Group or the SPN Group based on the business to which such contract primarily relates);

•

any liability for the sale, lease or receipt of goods or services purchased or used in the ordinary course of business by a member of one Group from a member of the other Group prior to the Separation Time;

•	any liability for unpaid amounts for products or services or associate refunds due for work done by a member of one Group on behalf of a member of the other Group;

•	any liability in respect of indemnification or contribution under the Separation Agreement; or

•	any liability the release of which would result in the release of any person other than a member of a Group.

After the Separation Time, the NAM Group will indemnify the Superior Group and its related persons for any and all of the following items (whether arising at, before or after the Separation Time):

•	the NAM Liabilities and any other liabilities of the NAM Group; and

•	any breach of the Separation Agreement by the NAM Group and the enforcement by the Superior Group and its related persons of any indemnification rights under the Separation Agreement.

The Superior Group will indemnify the NAM Group and its related persons (the “NAM Indemnitees”) for any and all of the following items (whether arising at, before or after the Separation Time):

•	the excluded liabilities (as defined in the Separation Agreement) and any other liabilities of the Superior Group; and

•	any breach of the Separation Agreement by the Superior Group and the enforcement by the NAM Group and its related persons of any indemnification rights under the Separation Agreement.

After the Separation Time, the NAM Group will not have any rights with respect to any insurance policies of the Superior Group. However, Superior will, if requested by NAM, use commercially reasonable efforts to assert claims on behalf of NAM for losses with respect to the NAM Assets or NAM Liabilities arising out of insured incidents occurring prior to the Separation Time. Superior will also and use commercial reasonably efforts to continue to prosecute, on behalf of NAM, claims solely with respect to NAM Assets or NAM Liabilities asserted with an insurer prior to the Separation Time arising out of insured incidents occurring prior to the Separation Time, to the extent that such insurance policies allow.

There are five exceptions to the general principles set forth above:

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Harvey/Lafayette Area Facilities. Superior plans to lease to the current space occupied in the Harvey/Broussard campuses and the 212-214 Southpark Boulevard facility in Lafayette, Louisiana on a triple net basis with flexible terms to Superior’s subsidiary, Warrior Energy Services Corporation which will become a wholly owned subsidiary of NAM from and after Separation.

•	Kuwait Oil Company Cementing Contract (the “KOC contract”). All assets, revenue and costs/liabilities related to the KOC contract will remain with Superior.

•

HB Rentals Trinidad/Mexican Operations. International operations will be wound-down with H.B. Rentals, L.C. having the right to continue to use H.B. Rentals, UK, Ltd. assets until the “run on” work is completed on the same terms as historically used and bear all associated costs/liabilities. H.B. Rentals, UK, Ltd.’s assets that are in the U.S. and have been comingled with H.B. Rentals, L.C.’s other assets have been transferred to H.B. Rentals, L.C.

•

Houston Office Leases. Superior plans to sublease to Arita a portion of the office space in its corporate headquarters and its Westway office space with rental costs pro-rated based on dedicated space. If the early termination option in the Westway lease is exercised, Superior will have an early termination option for the corporate headquarters sublease.

•

Liability Tower/Workers Compensation. Superior has successfully obtained consents from Liberty Mutual and its other insurers to continue to insure the NAM Group under the same policy until the renewal on October 1, 2020. Superior believes this is for the mutual benefit of both companies and will allocate costs and the security provided accordingly.

Transition Services Agreement

As promptly as reasonably practicable following the date of the merger agreement, but in any event no later than the date of the closing of the mergers, Superior will enter into a Transition Services Agreement (the “Transition Services Agreement”) with Arita under which Superior will provide Arita with certain services for a limited time to help ensure an orderly transition following the mergers.

Pursuant to the Transition Services Agreement, Superior will provide Arita with certain finance, accounting, audit, payroll, tax, human resources, information technology, legal and other services.

Arita will reimburse Superior for the costs and expenses incurred by Superior during the term of the Transition Services Agreement in connection with the provision of such services. In the event that Superior incurs any third party out-of-pocket costs and/or expenses in providing any such services in excess of the costs described in the Transition Services Agreement, such service must be approved by Arita in writing if such out-of-pocket costs or expenses exceed $5,000. In addition, from time to time during the term of the Transition Services Agreement, Superior and Arita may mutually agree on additional services to be provided.

The services to be provided by Superior under the Transition Services Agreement will, subject to certain exceptions, be provided to Arita until the termination of the Transition Services Agreement, which shall occur upon the earlier of (i) the second anniversary of the date of the Transition Services Agreement, (ii) the mutual written agreement of Superior and Arita to terminate the agreement. Each party also has the right to terminate the agreement if the other party breaches any of its obligations under the Transition Services Agreement, subject to providing notice and a thirty (30) day opportunity to cure.

Superior will agree to provide the services in good faith and in a professional and workmanlike manner, and in a manner consistent with the historical provision of the services, with the same standard of care as historically provided (e.g., in nature, quality, degree of care, skill, diligence and timeliness).

The Transition Services Agreement generally provides that each party will bear its own risks with respect to the receipt and provision of the transition services, with limited exceptions for items such as the other party’s gross negligence or willful misconduct or, with respect to Superior, the gross negligence or willful misconduct of a third party that provides transition services to Arita on behalf of Superior. Each party’s maximum aggregate liability to the other party in any dispute relating to or arising out the Transition Services Agreement will be limited to the aggregate amount paid for the services during the term of the Transition Services Agreement.

THE COMPANIES

Arita Energy, Inc. (formerly known as Spieth Newco, Inc.) (“Arita”)

3000 South Business Highway 281

Alice, Texas 78332

(361) 664-0549

Arita is a Delaware corporation formed for the purpose of holding NAM and Forbes as wholly owned subsidiaries following completion of the mergers. Following the mergers, Arita will have no significant assets other than the stock or other voting securities of NAM and Forbes, its wholly-owned subsidiaries.

Forbes Energy Services Ltd. (“Forbes”)

3000 South Business Highway 281

Alice, Texas 78332

(361) 664-0549

Forbes is an independent oilfield services contractor that provides a wide range of well site services to oil and natural gas drilling and producing companies to help develop and enhance the production of oil and natural gas. These services include well maintenance, completion services, workovers and re-completions, plugging and abandonment, tubing testing, fluid hauling and fluid disposal. Forbes’ operations are concentrated in the major onshore oil and natural gas producing regions of Texas and one location in Pennsylvania. For the year ended December 31, 2018, Forbes had revenues of approximately $180.9 million and a net loss of approximately $32.6 million. Forbes had revenues of approximately $188.4 million and a net loss of approximately $68.4 million for the year ended December 31, 2019.

New NAM, Inc. (“NAM”)

1001 Louisiana Street, Suite 2900

Houston, Texas 77002

(713) 654-2200

New NAM, Inc. is an indirect subsidiary of Superior formed to own the Superior North American Business. Following the mergers, NAM will become a wholly owned subsidiary of Arita.

As a result of the NAM Restructuring, NAM and all other subsidiaries through which the Superior North American Business is conducted, including all of the businesses of SPN Well Services Inc., Complete Energy Services, Inc., Warrior Energy Services Corporation, H.B. Rentals, L.C., and Guard Drilling Mud Disposal, Inc., will own all right, title and interest in and to the assets associated with the Superior North American Business, and will be responsible for, to the extent applicable, the liabilities associated with the Superior North American Business, in accordance with their respective terms.

Prior the completion of the mergers, a series of restructuring transactions will be completed whereby the Superior North American Business and its associated assets and liabilities will be separated from Superior and transferred to NAM. NAM provides a wide variety of services and products to the energy industry, including servicing oil and natural gas exploration and production companies throughout North America and offering products and services with respect to the various phases of a well’s economic life cycle. NAM reports its operating results in two business segments: Well Services and Fluid Management.

Spieth Merger Sub, Inc. (“NAM Merger Sub”)

1001 Louisiana Street, Suite 2900

Houston, Texas 77002

(713) 654-2200

NAM Merger Sub is a wholly owned subsidiary of Arita, formed solely for the purpose of engaging in the NAM Merger and the other transactions contemplated by the merger agreement. In the NAM Merger, NAM Merger Sub will merge with and into NAM, with NAM surviving the NAM Merger as a wholly-owned subsidiary of Arita, and thereafter NAM Merger Sub will cease to exist.

Fowler Merger Sub, Inc. (“Forbes Merger Sub”)

3000 South Business Highway 281

Alice, Texas 78332

(361) 664-0549

Forbes Merger Sub is a wholly owned subsidiary of Arita, formed solely for the purpose of engaging in the Forbes Merger and the other transactions contemplated by the merger agreement. In the Forbes Merger, Forbes Merger Sub will merge with and into Forbes, with Forbes surviving the Forbes Merger as a wholly-owned subsidiary of Arita, and thereafter Forbes Merger Sub will cease to exist.

Superior Energy Services, Inc. (“Superior”)

1001 Louisiana Street, Suite 2900

Houston, Texas 77002

(713) 654-2200

Upon consummation of the mergers, NAM will become part of the business of Arita and Superior will consist of the remaining company in its entirety. NAM is therefore excluded from the description of Superior’s business. Superior will be focused on providing primarily engineered products and services that routinely address the challenges of some of the world’s most complex oil and gas wells. This will include engineered solutions and rentals of downhole drilling tools and accessories, engineered and manufactured premium downhole sand control tools, engineered well control and pressure control services and international completion and production services.

INFORMATION ABOUT ARITA

The following discussion contains forward-looking statements. Actual results may differ significantly from those projected in the forward-looking statements. Factors that might cause future results to differ materially from those projected in the forward-looking statements include, but are not limited to, those discussed in “Risk Factors” and elsewhere in this proxy statement/prospectus. See “Cautionary Information Regarding Forward-Looking Statements” beginning on page 42.

Overview

Arita was formed in 2019 to own the NAM and Forbes businesses following the consummation of the mergers. Arita believes that NAM’s and Forbes’ respective businesses are complementary and create synergies in terms of selling opportunities. NAM’s and Forbes’ business lines are designed to capitalize on their existing customer bases to grow within existing markets, generate more business from existing customers and improve operating performance. By offering customers the ability to reduce the number of vendors they use, Arita believes that it will help improve its customers’ efficiency. Further, by having both multiple production-focused service offerings, as well as additional service offerings spanning the remainder of the life cycle of the well, Arita believes that it will have a competitive advantage over smaller competitors with more limited services.

Arita’s competitive strengths

After the consummation of the mergers, Arita will be focused on completion, production and water solutions for land-based U.S. oil and gas production. Based on the historical performance of NAM and Forbes, Arita believes that, after the consummation of the mergers, the following strengths will position it well within the oilfield services industry and underpin its ability to deliver strong growth and profitability:

•

Create a leading U.S. focused services platform of meaningful scale. Combining NAM and Forbes establishes Arita as a leading, public U.S. onshore consolidator of production, completion and fluid solutions with approximately 3,200 employees operating five service lines across six major U.S. oil and gas producing basins. In connection with the mergers, management of Forbes and Superior have identified up to approximately $23 million of potential, annualized run rate cost synergies based on their preliminary analysis. Arita aims to achieve these synergies within one year of the mergers. One-time costs to achieve these synergies have been preliminarily estimated at approximately $5 million, excluding transaction fees and expenses. These estimates regarding synergies, and costs to achieve such synergies, are preliminary and may be subject to change. See “Risk Factors – Risks Relating to the mergers.”

•

Primary service offerings provide broad capabilities for well servicing applications. Arita will continue to focus on five existing service lines that provide a complementary suite of completion, maintenance and abandonment services for oil and gas wells in all major basins in North America:

•	Service rigs provide well intervention services that support applications, including well clean-outs and workovers, snubbing, swabbing and plug and abandonment services.

•

Coil tubing provides a comprehensive variety of well clean-out services, including plug drill-out, as well as ancillary nitrogen and fluid pumping services. Coiled tubing units include sizes ranging from 1-1⁄4 inch to 2-5⁄8 inch diameters with a substantial offering of larger diameter 2-3⁄8 and 2-5⁄8 inch high capacity units.

•

Wireline provides equipment for perforating, pipe recovery, fishing, cased hole wireline logging services and plug and abandonment services utilizing both electric (Eline) and mechanical (Slickline) wireline.

•	Fluid management provides primary and ancillary equipment needed for facilitating water transfer, produced water disposal, storage and specialty services, including completion water heating services.

•

Rentals provides a wide variety of equipment and assets for rental, including flowback, pressure control equipment such as blow-out preventers, frac stacks, valves and associated manifolds and well site accommodations.

•

Strategically located operational footprint with diversified portfolio of services and high level of customer retention. Arita’s top customers will include many of the largest integrated and independent oil and natural gas companies operating in North America. Arita believes that its success will come from strategic, geographic focus on its U.S. onshore operations and core U.S. service lines as well as from growing in existing markets with existing customers due to the quality and diversity of its services, its personnel, and its safety record. Arita believes the complementary nature of its services will provide it with cross-selling opportunities and help it to both compete effectively for new customers and retain existing customers due to the efficiency it will offer customers through multiple service offerings at the wellsite. Further, by having multiple service offerings that span the life cycle of the well, Arita believes that it will have a competitive advantage over smaller competitors who offer more limited services because customers will be able to consolidate their vendor relationships.

•

Exposure to revenue streams throughout the life cycle of the well. While Arita’s operations will largely focus on the completion and production phases of the well, its maintenance and workover services will give it exposure to demand from its customers throughout the life cycle of a well, from drilling through abandonment. Each new well that is drilled will provide Arita a potential multi-year stream of well servicing revenue as its customers attempt to maximize and maintain each well’s productivity. Accordingly, demand for Arita’s services will generally be driven by the total number of producing wells in a region and will be generally less volatile than demand for new well drilling services. Arita estimates that, on a pro forma basis after giving effect to the mergers as if they had occurred on January 1, 2019, half of Arita’s revenue for the twelve months ended December 31, 2019 was derived from post-completion services.

•

Balanced revenue distribution across service offering and major U.S. oil and gas basins. Arita believes that Arita will be well positioned with a broad but balanced portfolio of services with significant exposure to major U.S. basins. On a pro forma basis after giving effect to the mergers as if they had occurred on January 1, 2019, Arita’s revenue for the twelve months ended December 31, 2019 was 31% in Fluid Management, making it the largest service line revenue contributor; wireline was the smallest revenue contributor for the same period with 9%. Arita’s revenue for the same period was distributed across six U.S. regions with the Rocky Mountain region being the largest contributor with 26% of revenue primarily from operations in the Williston (Bakken Shale), Powder River and Denver Julesburg (DJ) basins. Notably, only 18% of revenue was from the Permian Basin, which is the most active basin, but in Arita’s view is the most competitive and challenging U.S. energy service market.

•

Significant asset base of long life assets requiring minimal maintenance capital investment. Arita’s service offerings will utilize equipment that typically has a longer useful life than equipment used by other oilfield service providers such as hydraulic fracturing equipment.

•

Strong operational and safety track records. Arita believes that its safety record and reputation will be important factors to customers’ procurement and operations decision-makers. Arita will continue to emphasize a strong safety culture utilizing behavioral based programs and will continue to be committed to effective training and safety seminars for its employees.

•

Experienced senior management team and operations staff. Upon consummation of the mergers, Arita’s executive operations management team will have over 130 years of combined experience within the oilfield services industry. Arita believes their collective background will provide it with an in-depth understanding of its customers’ needs and enhance its ability to retain and motivate experienced management and execute its business plan effectively throughout industry cycles.

Arita’s business strategies

After the consummation of the mergers, Arita intends to achieve its primary business objective by executing the following strategies:

•

Maintain a disciplined growth strategy and maximize Arita’s position as an industry consolidator. Arita believes that it will be well positioned to become a first mover and a much needed consolidator of complementary businesses within the oilfield services industry. Arita intends to strategically evaluate opportunities for growth and expansion, believing private equity owned U.S. service companies with limited or no liquidity are likely candidates for transactions with predominately equity purchase consideration. Arita also believes that publicly traded energy service companies with similar service offerings provide further consolidation opportunities accompanied by significant consolidation synergies due to the elimination of redundant public company corporate costs.

•

Enhance profitability through optimal asset utilization and pricing discipline. Arita intends to effectively monitor asset usage, pricing levels and industry trends in order to maximize profitability. Arita intends to leverage its operating footprint to move assets to regions that provide the most viable opportunities.

•

Establish and maintain leadership position in proven U.S. basins. Based on Arita’s estimates, Arita believes that it will have significant scale as a provider of production (well services and fluid management) and completion (coiled tubing and wireline) solutions in major U.S. basins. Arita intends to focus its operations on customers that operate in well-established U.S. basins which have proven production histories and have maintained a high level of activity throughout various oil and natural gas pricing environments. Arita believes that its completion- and production-related services will help create a stabilized revenue stream as a result of its exposure to shorter cycle completions activity as well as longer cycle production activity. Arita recognizes customer basin priorities can change and intends to focus on maintaining a balanced presence across major U.S. basins in order to preserve operational flexibility. Arita intends to maintain close customer relationships and offer high-quality services to its customers. In addition, Arita believes that its significant presence in its core operating areas will facilitate employee retention, hiring and brand recognition. Arita also intends to remain focused on existing service offerings where it believes it will benefit from its operational expertise, experience, customer relationships and scale.

•

Establish and maintain a balance sheet that preserves operational flexibility. Arita intends to carefully manage its liquidity by continuously monitoring cash flow, capital spending and debt capacity. As of December 31, 2019, on an as adjusted basis after giving effect to the Transactions, Arita expects to have $287.8 million in outstanding long-term indebtedness and expects to have $50.0 million in liquidity, consisting of no cash or cash equivalents and $50.0 million of available borrowing capacity under the Arita Credit Facility. Arita believes that its focus on maintaining financial strength and balance sheet flexibility combined with the ability to generate free cash flow (which Arita defines as EBITDA less capital expenditures) will allow it to execute its business strategies.

Arita’s customers

Upon consummation of the mergers, Arita’s customers are expected to be major and independent oil and gas companies that are active in North America. Arita plans to have master service and other agreements with its customers, under which jobs or projects are awarded on the basis of price, type of service, location of equipment, and the experience level of work crews. The reduction in sales to existing large customers of its predecessors could have a material adverse effect on Arita’s business and operations if it is not offset by sales to new or other existing customers.

Competition

Arita plans to provide products and services in highly competitive U.S. markets, with competitors comprised of both small and large companies. Arita’s revenues and earnings will be affected by several factors, including changes in competition, fluctuations in drilling and completion activity, perceptions of future prices of oil and gas, government regulation, disruptions caused by weather and general economic conditions. The management of Arita believes that the principal competitive factors are price, performance, product and service quality, safety, response time and breadth of products and services.

Legal Proceedings

Arita may become involved in legal proceedings or be subject to claims arising in the ordinary course of business. In connection with the mergers, and pursuant to the Separation Agreement, Superior has agreed to retain certain proceedings relating to Arita, and to indemnify Arita for liabilities relating to such matters. In addition, in connection with the mergers, and pursuant to the Separation Agreement, Arita has agreed to indemnify Superior for certain liabilities. For additional information regarding the Separation Agreement, see “The Merger Agreement – The Separation Agreement.”

Governmental Regulation and Environmental Matters

Arita will be significantly affected by federal, state and local laws and other regulations. These laws and regulations relate to, among other things:

•	worker safety standards;

•	the protection of the environment;

•	the handling and transportation of hazardous materials; and

•	the mobilization of equipment to, and operations conducted at, work sites.

Numerous permits will be required for the conduct of Arita’s business and operation of its various facilities and equipment, including underground injection wells, trucks and other heavy equipment, as applicable. These permits can be revoked, modified by issuing authorities based on factors that will be both within and outside Arita’s control.

Arita cannot predict the level of enforcement of existing laws and regulations or how such laws and regulations may be interpreted by enforcement agencies or court rulings in the future. In addition, Arita cannot predict whether additional laws and regulations will be adopted, including changes in regulatory oversight, increases of federal, state or local taxes, increases of inspection costs, or the effects such changes may have on Arita, its business or its financial condition.

In addition, Arita’s operations, and those of its expected customers, will be subject to extensive laws, regulations and treaties relating to air and water quality, generation, storage and handling of hazardous materials, and emission and discharge of materials into the environment. Arita believes it is in substantial compliance with all environmental regulations affecting its respective business. Historically, Arita’s predecessors’ expenditures in furtherance of their compliance with these laws, regulations and treaties have not been material, and Arita does not expect the cost of compliance to be material in the future.

Employees

At December 31, 2019, on a pro forma basis after giving effect to the Transactions, Arita had approximately 3,200 employees. None of Arita’s employees are expected to be represented by a union or employed pursuant to a collective bargaining agreement or similar arrangement. Arita believes that it will have good relationships with its employees.

Arita’s Property

Arita’s principal executive office will be located in Houston, Texas following the mergers. After the consummation of the mergers, Arita will own or lease a large number of facilities in the various areas in which it will operate in the United States.

Arita’s Intellectual Property

Arita will seek patent and trademark protections throughout the world for its technology when it deems it prudent, and it will aggressively pursue protection of these rights. Arita expects its patents and trademarks will be adequate for the conduct of its business, and that no single patent or trademark is critical to its business. In addition, Arita expects to rely to a great extent on the technical expertise and know-how of its personnel to maintain its competitive position.

INFORMATION ABOUT NAM

The following discussion contains forward-looking statements. Actual results may differ significantly from those projected in the forward-looking statements. Factors that might cause future results to differ materially from those projected in the forward-looking statements include, but are not limited to, those discussed in “Risk Factors” and elsewhere in this proxy statement/prospectus. See “Cautionary Information Regarding Forward-Looking Statements” beginning on page 42.

Overview

NAM represents the Superior North American Business. Prior to the completion of the mergers, a series of restructuring transactions will be completed whereby the Superior North American Business, and the associated assets and liabilities, will be separated from Superior and will become owned by NAM. For further information, see “The Merger Agreement – The Separation Agreement.” NAM provides a wide variety of services and products to the energy industry. NAM serves oil and natural gas exploration and production companies throughout North America and offers products and services with respect to the various phases of a well’s economic life cycle. NAM reports its operating results in two business segments: Well Services and Fluid Management. For additional information regarding NAM, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations of NAM.”

INFORMATION ABOUT FORBES

The following discussion contains forward-looking statements. Actual results may differ significantly from those projected in the forward-looking statements. Factors that might cause future results to differ materially from those projected in the forward-looking statements include, but are not limited to, those discussed in “Risk Factors” and elsewhere in this prospectus. See “Cautionary Information Regarding Forward-Looking Statements” beginning on page 42. Additional information related to Forbes’ business is described in Forbes’ Annual Report on Form 10-K for the year ended December 31, 2019.

Overview

Forbes is an independent oilfield services contractor that provides a wide range of well site services to oil and natural gas drilling and producing companies to help develop and enhance the production of oil and natural gas. These services include well maintenance, completion services, workovers and re-completions, plugging and abandonment, tubing testing, fluid hauling and fluid disposal. Forbes’ operations are concentrated in the major onshore oil and natural gas producing regions of Texas, and one location in Pennsylvania. Forbes believes that its broad range of services, which extends from initial drilling, through production, to eventual abandonment, is fundamental to establishing and maintaining the flow of oil and natural gas throughout the life cycle of its customers’ wells. Forbes’ headquarters and executive offices are located at 3000 South Business Highway 281, Alice, Texas 78332.

Corporate Structure

Forbes was initially organized as a Bermuda exempt company on April 9, 2008. On August 12, 2011, Forbes discontinued its existence as a Bermuda entity and converted into a Texas corporation. Forbes has been and is the holding company for all of Forbes’ operations. Forbes Energy Services LLC, a Delaware limited liability company, is a wholly-owned subsidiary of Forbes that acts as an intermediate holding company for Forbes’ direct and indirect wholly-owned operating companies that have conducted Forbes’ business historically: C.C. Forbes, LLC, TX Energy Services, LLC, Forbes Energy International, LLC, and since its acquisition effective November 16, 2018, Cretic Energy Services, LLC (“Cretic”).

On January 22, 2017, Forbes and its then domestic subsidiaries (collectively, the “Debtors”) filed voluntary petitions for reorganization under chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Southern District of Texas-Corpus Christi Division (the “Bankruptcy Court”) pursuant to the terms of a restructuring support agreement that contemplated the reorganization of the Debtors pursuant to a prepackaged plan of reorganization (as amended and supplemented, the “Plan”). On March 29, 2017, the Bankruptcy Court entered an order confirming the Plan. On April 13, 2017, or the Effective Date, the Plan became effective pursuant to its terms and the Debtors emerged from their chapter 11 cases. Forbes applied fresh start accounting upon emergence from bankruptcy on the Effective Date, which resulted in Forbes becoming a new entity for financial reporting purposes. The effects of the Plan and the application of fresh start accounting are reflected in Forbes’ consolidated financial statements from and after the Effective Date.

Under the Plan, all of Forbes’ previously outstanding equity interests, which included Forbes’ prior common stock, par value $0.04 per share (the “Old Common Stock”), Forbes’ prior preferred stock, awards under Forbes’ prior incentive compensation plans, and the preferred stock purchase rights under the rights agreement dated as of May 19, 2008, as subsequently amended on July 8, 2013, between Forbes and CIBC Mellon Trust Company, as rights agent, in Forbes were extinguished without recovery, Forbes was “converted” to a Delaware corporation, and Forbes created a new class of common stock, par value $0.01 per share (“Forbes common stock”).

On May 18, 2017, shares of the Forbes common stock were authorized for trading on the Over-The-Counter Pink Market. On May 19, 2017, OTC Markets Group Inc. announced that the Forbes common stock was qualified to trade on the OTCQX Best Market. On May 19, 2017, the Forbes common stock began trading on the OTCQX Best Market under the symbol “FLSS.”

Cretic Acquisition

On November 16, 2018, Forbes completed an acquisition of Cretic. Cretic provides coiled tubing services to exploration and production companies in the United States, primarily in the Permian Basin in Texas. The total consideration Forbes paid for the acquisition was approximately $69.1 million in cash (net of $2.2 million cash acquired). The Cretic acquisition was funded through a $50.0 million bridge loan, a $10.0 million addition to Forbes’ Term Loan Agreement, and cash, cash equivalents and cash-restricted on hand. Forbes believes this acquisition has significantly enhanced its coiled tubing services and Forbes’ position in the Permian Basin. See Note 5 – Acquisition of Cretic Energy Services, LLC to Forbes’ Consolidated Financial Statements included in the Forbes’ Annual Report on Form 10-K for the year ended December 31, 2019 for further discussion regarding the acquisition of Cretic.

Business Segments

Forbes conducts its operations through the following three business segments:

•

Well Servicing. Forbes’ well servicing segment comprised 48.5% and 45.9% of its consolidated revenues for the years ended December 31, 2019 and 2018, respectively. Forbes’ well servicing segment utilizes its fleet of well servicing rigs, which at December 31, 2019 was comprised of 134 workover rigs and 7 swabbing rigs and other related assets and equipment. These assets are used to provide (i) well maintenance, including remedial repairs and removal and replacement of downhole production equipment, (ii) well workovers, including significant downhole repairs, re-completions and re-perforations, (iii) completion and swabbing activities, (iv) plugging and abandonment services, and (v) pressure testing of oil and natural gas production tubing and scanning tubing for pitting and wall thickness using tubing testing units.

•

Coiled Tubing. Forbes’ coiled tubing segment comprised 27.8% and 21.9% of its consolidated revenues for the years ended December 31, 2019 and 2018, respectively. This segment utilizes Forbes’ fleet of 14 coiled tubing units, of which 11 are large diameter units (2 3/8” or larger). These units provide a range of services accomplishing a wide variety of goals including horizontal completions, well bore clean-outs and maintenance, nitrogen services, thru-tubing services, formation stimulation using acid and other chemicals, and other pre- and post-hydraulic fracturing well preparation services.

•

Fluid Logistics. Forbes’ fluid logistics segment comprised 23.7% and 32.2% of its consolidated revenues for the years ended December 31, 2019 and 2018, respectively. Forbes’ fluid logistics segment utilizes its fleet of owned or leased fluid transport trucks and related assets, including specialized vacuum, high-pressure pump and tank trucks, hot oil trucks, frac tanks, fluid mixing tanks, saltwater disposal wells and facilities, and related equipment. These assets are used to provide, transport, store, and dispose of a variety of drilling and produced fluids used in, and generated by, oil and natural gas production. These services are required in most workover and completion projects and are routinely used in daily operations of producing wells.

Forbes believes that its three business segments are complementary and create synergies in terms of selling opportunities. Forbes’ multiple lines of service are designed to capitalize on its existing customer base to grow it within existing markets, generate more business from existing customers, and increase operating performance. By offering customers the ability to reduce the number of vendors they use, Forbes believes that it helps to improve customer efficiency. Further, by having multiple service offerings that span the life cycle of the well, Forbes believes that it has a competitive advantage over smaller competitors offering more limited services.

The following table summarizes the number of locations and major components of Forbes’ equipment fleet at December 31, 2019:

December 31, 2019
Locations	22
Well Servicing Segment:
Workover rigs	134
Swabbing rigs	7
Other heavy trucks	12
Tubing testing units	7
Coiled Tubing Segment:
Coiled tubing units	14
Fluid Logistics Segment:
Vacuum trucks	103
Other heavy trucks	53
Frac and fluid mixing tanks	2,534
Salt water disposal wells (1)	11

(1)

At December 31, 2019, the 11 salt water disposal wells were subject to verbal or written ground leases or other operating arrangements with third parties. The above well count does not include one well that has been permitted and drilled but has not been completed.

Forbes’ Competitive Position

Forbes believes that the following competitive strengths position Forbes well within the oilfield services industry:

•

Exposure to Revenue Streams Throughout the Life Cycle of the Well. Forbes’ maintenance and workover services give it exposure to demand from its customers throughout the life cycle of a well, from drilling through production and eventual abandonment. Each new well that is drilled provides a potential multi-year stream of well servicing revenue, as customers attempt to maximize and maintain a well’s productivity. Accordingly, demand for Forbes’ production services is generally driven by the total number of producing wells in a region and is generally less volatile than demand for new well drilling services.

•

High Level of Customer Retention. Forbes’ top customers include many of the largest integrated and independent oil and natural gas companies operating onshore in the United States. Forbes believe that its success comes from growing in Forbes’ existing markets with existing customers due to the quality of its well servicing rigs, personnel, and its safety record. Forbes believe members of its senior management team have maintained excellent working relationships with Forbes’ top customers in the United States with their combined experience in the oilfield services industry. Forbes believe the complementary nature of its three business segments also helps to retain customers because of the efficiency it offers a customer with multiple needs at the wellsite. Notably, approximately 69% of Forbes’ total revenues for the year ended December 31, 2019 were from customers that utilize services in at least two of its business segments. Further, having multiple service offerings that span the life cycle of the well provides Forbes a competitive advantage over smaller competitors offering more limited services.

•

Industry-Leading Safety Record. During the year ended December 31, 2019, Forbes had approximately 2.2% fewer reported incidents than the industry average as published by the Bureau of Labor Statistics. Forbes believes that its safety record and reputation are critical factors to purchasing and operations managers in their decision-making process. Forbes has a strong safety culture based on its training programs and safety seminars for employees and customers. For example, for several years, members of senior management have played an integral part in joint safety training meetings with customer personnel.

•

Experienced Senior Management Team and Operations Staff. Forbes’ executive operations management team of John E. Crisp and Steve Macek have an average of 35 years each of experience within the oilfield services industry. In addition, Forbes’ next level of management, which includes Forbes’ division, regional and location managers, has an average of over 25 years of experience in the industry.

Forbes’ competition includes small regional service providers as well as larger companies with operations throughout the continental United States and internationally. Its larger competitors are Basic Energy Services, Inc., Superior Energy Services, Inc., Key Energy Services, Inc., C&J Energy Services, Inc., and Stallion Oilfield Services, Ltd. Because of their size, Forbes believe these companies market a large portion of their work to the major oil and natural gas companies. In addition to rates, Forbes competes primarily on the basis of the age and quality of its equipment, its safety record, the quality and expertise of its employees, and its responsiveness to customer needs.

Forbes’ Business Strategy

Forbes’ strategy in this rapidly changing market:

•

Maintain Maximum Asset Utilization. Forbes constantly monitors asset usage and industry trends as it strives to maximize utilization. Forbes accomplishes this through moving assets from regions with less activity to those with more activity or that are increasing in activity. Forbes is focused on basins that are either predominantly oil or contain natural gas with high liquids content, such as the Permian Basin in West Texas and the Eagle Ford Basin in South Texas. Drilling techniques have resulted in the need for less equipment for well completions or fewer hours for the equipment being used. This has directly impacted Forbes’ utilization. In response, Forbes continues to minimize costs by concentrating utilization in as few active assets as possible while eliminating or substantially reducing operating expenses on the inactive assets.

•

Maintain a Presence in Proven and Established Oil and Liquids Rich Basins. Forbes focuses operations on customers that operate in well-established basins which have proven production histories and that have maintained a high level of activity throughout various oil and natural gas pricing environments. While a substantial amount of Forbes business is in the completion area, the majority of its business is production-related. Forbes believes production-related services help create a more stable revenue stream, as these services are tied more to producing wells and less to drilling activity. Forbes’ experience shows that historically, production-related services tend to withstand depressed economic or industry conditions better than completion services.

•

Establish and Maintain Leadership Position in Core Operating Areas. Based on Forbes’ estimates, Forbes believes that it has a significant market share in well servicing and fluid logistics in South Texas. Forbes strives to establish and maintain significant positions within each of Forbes’ core operating areas. To achieve this goal, Forbes maintains close customer relationships and offers high-quality services to our customers. In addition, Forbes’ significant presence in its core operating areas facilitates employee retention, hiring and brand recognition.

•

Maintain a Disciplined Growth Strategy. Forbes strategically evaluates opportunities for growth and expansion when customer demand dictates and dedicate the capital and staffing to respond. Conversely, Forbes continually evaluates the viability and economics of its existing locations to ensure an efficient use of Forbes’ management time and working capital. In some cases, this may result in closing a location or locations, reducing middle management and reducing headcount. Forbes believes both of these initiatives are necessary in order for Forbes to be competitive in the current market environment.

Forbes’ Suppliers

Forbes purchases well servicing chemicals, drilling fluids, and related supplies from various third-party suppliers. Although it does not have written agreements with any of its suppliers (other than leases with respect to certain equipment), Forbes has not historically suffered from an inability to purchase or lease equipment or purchase raw materials.

Forbes’ customers

Forbes served 504 customers for the year ended December 31, 2019. For the year ended December 31, 2019, its largest customer comprised approximately 10.0% of its total revenues; its five largest customers comprised approximately 36.0% of its total revenues; and its ten largest customers comprised approximately 45.0% of its total revenues. During the year ended December 31, 2019, Forbes’ largest customer Chesapeake Energy comprised approximately 10.0% of its total revenues. The loss of Forbes’ largest customer or of several of the customers in the top ten would materially adversely affect its revenues and results of operations. There can be no assurance that lost revenues could be replaced in a timely manner or at all.

Forbes has master service agreements in place with most of its customers, under which jobs or projects are awarded on the basis of price, type of service, location of equipment, and the experience level of work crews. Forbes’ business segments charge customers by the hour, by the day, or by the project for the services, equipment, and personnel provided.

Insurance

Forbes’ operations are subject to risks inherent in the oilfield services industry, such as equipment defects, malfunctions, failures and natural disasters. In addition, hazards such as unusual or unexpected geological formations, pressures, blow-outs, fires or other conditions may be encountered in drilling and servicing wells, as well as the transportation of fluids and assets between locations. Forbes has obtained insurance coverage against certain of these risks which Forbes believes is customary in the industry. Forbes has $100 million of liability coverage. Forbes’ general liability policy is self-insured up to $2 million for each occurrence. Forbes also makes estimates and accrues for amounts related to deductibles or self-insured retentions. Such insurance is subject to coverage limits and exclusions and may not be available for all of the risks and hazards to which Forbes is exposed. In addition, no assurance can be given that such insurance will be adequate to cover Forbes’ liabilities or will be generally available in the future or, if available, that premiums will be commercially justifiable. If Forbes incurs substantial liability and such damages are not covered by insurance or are in excess of policy limits, or if Forbes incurs such liability at a time when Forbes is not able to obtain liability insurance, Forbes’ business, results of operations, and financial condition could be materially and adversely affected.

Environmental Regulations

Forbes’ operations are subject to various federal, state and local laws and regulations in the United States pertaining to health, safety, and the environment. Laws and regulations protecting the environment have become more stringent over the years, and in certain circumstances may impose strict, joint and several liability, rendering Forbes potentially liable for environmental damage without regard to negligence or fault on Forbes’ part and for environmental response costs for which others have contributed. Moreover, cleanup costs, penalties, and other damages arising as a result of new, or changes to existing, environmental laws and regulations could be substantial and could have a material adverse effect on Forbes’ financial condition, results of operations, and cash flows. Forbes believes that it conducts its operations in substantial compliance with current federal, state, and local requirements related to health, safety and the environment. There were no known material environmental liabilities at December 31, 2019 and 2018.

The following is a summary of the more significant existing environmental, health, and safety laws and regulations to which Forbes’ operations are subject and for which compliance may have a material adverse effect on Forbes’ results of operation or financial position. For additional information, see “Risk Factors – Arita will be subject to environmental, worker health and safety laws and regulations, which could reduce Arita’s business opportunities and revenue, and increase Arita’s costs and liabilities” beginning on page 36 of this proxy statement/prospectus.

Hazardous Substances and Waste

The Comprehensive Environmental Response, Compensation, and Liability Act, as amended (“CERCLA”) and comparable state laws in the United States impose liability without regard to fault or the legality of the original conduct on certain defined persons, including current and prior owners or operators of the site where a release of hazardous substances occurred and entities that disposed or arranged for the disposal of the hazardous substances found at the site and entities that selected and transported the hazardous substances to the site. Under CERCLA, these responsible persons may be assigned strict, joint and several liability for the costs of cleaning up the hazardous substances, for damages to natural resources, and for the costs of certain health studies. In the course of Forbes’ operations, Forbes handles materials that are regulated as hazardous substances and, as a result, may incur CERCLA liability for cleanup costs. Because of the expansive definition of “responsible parties” under CERCLA, Forbes could be held liable for releases of hazardous substances that resulted from third party operations not under Forbes’ control or for releases related to practices performed by Forbes or others that were industry standard and in compliance with existing laws and regulations. Also, claims may be filed for personal injury and property damage allegedly caused by the release of or exposure to hazardous substances or other pollutants.

Forbes also handles solid wastes that are subject to the requirements of the Resource Conservation and Recovery Act, as amended (“RCRA”) and comparable state statutes. Certain materials generated in the exploration, development, or production of crude oil and natural gas are excluded from RCRA’s hazardous waste regulation under RCRA Subtitle C, but may be subject to regulation as a solid waste under RCRA Subtitle D. Moreover, these wastes, which include wastes currently generated during Forbes’ operations, could be designated as “hazardous wastes” in the future and become subject to more rigorous and costly disposal requirements. Any such changes in the laws and regulations could have a material adverse effect on Forbes’ operating expenses.

Although Forbes has used operating and disposal practices that were standard in the industry at the time, hydrocarbons or other wastes may have been released at properties owned or leased by Forbes now or in the past, or at other locations where these hydrocarbons and wastes were taken for treatment or disposal. Under CERCLA, RCRA and analogous state laws, Forbes could be required to clean up contaminated property (including contaminated groundwater), perform remedial activities to prevent future contamination, pay for associated natural resource damages, or pay significant monetary penalties for such releases.

Water Discharges

Forbes operates facilities that are subject to requirements of the Clean Water Act, as amended (“CWA”) and analogous state laws that impose restrictions and controls on the discharge of pollutants into navigable waters. Pursuant to these laws, permits must be obtained to discharge pollutants into state waters or waters of the United States, including to discharge storm water runoff from certain types of facilities. Spill prevention, control, and countermeasure requirements under the CWA require implementation of measures to help prevent the contamination of navigable waters in the event of a hydrocarbon spill. The CWA can impose substantial civil and criminal penalties for non-compliance. Forbes believes that its disposal and equipment cleaning facilities are in substantial compliance with CWA requirements.

Air Emissions

Forbes’ facilities and operations are also subject to regulation under the Clean Air Act (“CAA”) and analogous state and local laws and regulations for air emissions. Changes in and scheduled implementation of these laws could lead to the imposition of new air pollution control requirements for Forbes’ operations. Therefore, Forbes may incur future capital expenditures to upgrade or modify air pollution control equipment or come into compliance where needed. The EPA promulgated new source performance standards regulating methane emissions from the oil and gas sector in June 2016. These regulations require a reduction in methane emissions from new and modified infrastructure and equipment in the oil and gas sector, including the drilling of new wells, by up to 45% from 2012 levels by the year 2025. The Trump Administration rolled back the methane standards in 2019. Forbes believes that its operations are in substantial compliance with CAA requirements.

Employee Health and Safety

Forbes is subject to the requirements of the federal Occupational Safety and Health Act, as amended (“OSHA”) and comparable state laws that regulate the protection of employee health and safety. OSHA’s hazard communication standard requires that information about hazardous materials used or produced in Forbes’ operations be maintained and provided to employees, state and local government authorities, and citizens. In addition, OSHA requires that certain safety measures such as hazard controls and employee training be implemented to prevent employee exposure to safety and health hazards and dangerous conditions at oil and gas sites. Forbes believes that its operations are in substantial compliance with OSHA requirements.

Climate Change Regulation

Continued political attention to issues concerning climate change, the role of human activity in it, and potential mitigation through regulation could have a material impact on Forbes’ operations and financial results. International agreements and national or regional legislation and regulatory measures to limit greenhouse emissions are currently in various stages of discussion or implementation. These and other greenhouse gas emissions-related laws, policies, and regulations may result in substantial capital, compliance, operating and maintenance costs. Material price increases or incentives to conserve or use alternative energy sources could reduce demand for services that Forbes currently provides and adversely affect Forbes’ operations and financial results. The ultimate financial impact associated with compliance with these laws and regulations is uncertain and is expected to vary depending on the laws enacted in each jurisdiction, Forbes’ activities in those jurisdictions and market conditions. For additional information associated with potential regulation of hydraulic fracturing, see “Risk Factors – Federal and state legislative and regulatory initiatives relating to hydraulic fracturing could result in increased cost and additional operating restrictions or delays” beginning on page 38 of this proxy statement/prospectus.

Other Laws and Regulations

Forbes operates salt water disposal wells that are subject to the CWA, Safe Drinking Water Act, and state and local laws and regulations, including those established by the EPA’s Underground Injection Control Program which establishes the minimum program requirements. Forbes’ salt water disposal wells are located in Texas, which requires Forbes to obtain a permit to operate each of these wells. Forbes has such permits for each of its operating salt water disposal wells. The Texas regulatory agency may suspend, modify, or terminate any of these permits if such well operation is likely to result in pollution of fresh water, substantial violation of permit conditions or applicable rules, contributes to seismic activity or leaks to the environment. Forbes maintains insurance against some risks associated with its well service activities, but there can be no assurance that this insurance will continue to be commercially available or available at premium levels that justify its purchase by Forbes. The occurrence of a significant event that is not fully insured or indemnified could have a material adverse effect on Forbes’ financial condition and operations. In addition, hydraulic fracturing practices have come under increased scrutiny in recent years as various regulatory bodies and public interest groups investigate the potential impacts of hydraulic fracturing on fresh water sources.

Properties

The following sets forth the principal locations from which Forbes currently conducts its operations. Forbes leases or rents all of the properties set forth below, except for the Alice rig yard, the San Ygnacio truck yard, the Big Lake truck yard and the Madisonville truck yard, which are owned by Forbes.

Locations	Date in Service	Service Offering
South Texas
Alice	9/1/2003	Fluid Logistics
Alice	9/1/2003	Well Servicing
Freer	9/1/2003	Fluid Logistics
San Ygnacio (1)	4/1/2004	Fluid Logistics
Goliad	8/1/2005	Fluid Logistics
Bay City	9/1/2005	Fluid Logistics
Edna	2/1/2006	Well Servicing
Three Rivers	8/1/2006	Fluid Logistics
Carrizo Springs	12/1/2006	Fluid Logistics
Victoria	2/15/2011	Well Servicing
Giddings	1/1/2013	Well Servicing
Pleasanton	3/6/2013	Coiled Tubing
Agua Dulce	8/1/2014	Well Servicing
West Texas
San Angelo	7/1/2006	Well Servicing
Monahans	8/31/2007	Well Servicing/Fluid Logistics
Odessa	9/30/2007	Well Servicing/Coiled Tubing
Big Lake	7/16/2008	Fluid Logistics
Midland	11/1/2012	Fluid Logistics
East Texas
Marshall (1)	12/1/2005	Fluid Logistics
Carthage (1)	3/1/2007	Well Servicing
Madisonville	8/1/2013	Fluid Logistics
Pennsylvania
Indiana	7/9/2009	Well Servicing

(1)	These locations are no longer actively operated by Forbes, however they are still owned or under leases for Forbes use.

Legal Proceedings

From time to time, Forbes is involved in legal proceedings and regulatory proceedings arising out of Forbes’ operations. A subsidiary of Forbes was involved in a well control incident on a producing well in Burleson County, Texas on January 29, 2020 resulting in one injured and three fatalities, one of which was a Forbes employee. Forbes is cooperating with regulatory authorities reviewing this incident. One lawsuit has been filed in Burleson County, Texas, two lawsuits in Duval County, Texas, and one lawsuit in Harris County, Texas. Forbes and other defendants are moving to consolidate these cases. Forbes establishes reserves for specific liabilities in connection with legal actions that Forbes deems to be probable and estimable. Forbes is not currently a party to any proceeding the adverse outcome of which would be expected to have a material adverse effect on Forbes’ financial position or results of operations, including the January 29 well control incident described above.

Employees

As of December 31, 2019, Forbes had 786 employees.

Forbes provides comprehensive employee training and implements recognized standards for health and safety. None of its employees are represented by a union or employed pursuant to a collective bargaining agreement or similar arrangement. Forbes has not experienced any strikes or work stoppages, and it believes it has good relations with its employees.

Continued retention of existing qualified management and field employees and availability of additional qualified management and field employees will be a critical factor in Forbes’ continued success as it works to ensure that it has adequate levels of experienced personnel to service its customers.

Additional Information

Information regarding Forbes Energy Services Ltd. and its subsidiaries can be found on Forbes’ website at http://www.forbesenergyservices.com. Forbes make available on its website, free of charge, access to its annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, Proxy Statements and amendments to those reports, as well as other documents that Forbes files or furnishes to the Securities and Exchange Commission (the “SEC”), in accordance with Sections 13 or 15(d) of the Exchange Act as soon as reasonably practicable after these reports have been electronically filed with, or furnished to, the SEC. Forbes also posts copies of any press releases it issues on its website. Forbes intends to use its website as a means of disclosing material non-public information and for complying with disclosure obligations under Regulation FD. Such disclosures will be included on Forbes’ website under the heading “Investor Relations.” Accordingly, investors should monitor such portion of the website, in addition to following Forbes’ press releases, SEC filings and public conference calls and webcasts. The information on Forbes’ website is not, and shall not be deemed to be, a part of this report or incorporated into any other filings Forbes makes with the SEC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF NAM

The following discussion and analysis should be read in conjunction with NAM’s consolidated financial statements, the related notes and other financial information included elsewhere in this proxy statement/prospectus. The following discussion contains forward-looking statements that reflect Arita’s future plans, estimates, beliefs, and expected performance. The forward-looking statements are dependent upon events, risks and uncertainties that may be outside NAM’s control. NAM’s actual results could differ materially from those discussed in these forward-looking statements. Important factors that could cause or contribute to such differences include, but are not limited to, those factors discussed below and elsewhere in this proxy statement/prospectus, particularly in “Risk Factors” and “Cautionary Information Regarding Forward-Looking Statements,” all of which are difficult to predict. In light of these risks, uncertainties and assumptions, the forward-looking events discussed may not occur. None of Superior, Forbes or Arita undertakes any obligation to publicly update any forward-looking statements except as otherwise required by applicable law. It is expected that NAM will be Arita’s accounting predecessor.

Overview

NAM serves oil and natural gas companies throughout North America and offers products and services with respect to the various phases of a well’s economic life cycle. NAM reports its operating results in two business segments: Well Services and Fluid Management.

Recent Developments

Combination

On December 18, 2019, Superior entered into the merger agreement to divest NAM and combine it with Forbes to create a new, publicly traded consolidation platform for U.S. completion, production and water solutions.

Under the terms of the merger agreement, NAM and Forbes will be merged into Arita a newly formed company. At the closing of the mergers, Superior will receive 49.9% of Arita’s issued and outstanding voting Class A Stock (the “Class A Stock”) and 100% of the issued and outstanding non-voting Class B Stock of Arita (the “Class B stock”), which will collectively represent an approximate 65% economic interest in Arita. Superior’s and Forbes’ economic interests in Arita are subject to adjustment within certain parameters based on Forbes’ net debt position calculated at closing pursuant to the terms of the merger agreement. In addition, certain lenders under the Forbes Term Loan Agreement) will exchange their portion of the aggregate principal amount outstanding under the Forbes Term Loan Agreement for the Preferred Stock, which will be entitled to cash dividends at a rate of 5% per annum, payable semi-annually, and, on the third anniversary of the closing of the mergers will be subject to mandatory conversion into shares of Arita’s Class A common stock. After giving effect to such conversion, Superior would own an approximate 52% economic interest and Forbes’ existing stockholders would own an approximate 48% economic interest in Arita.

The mergers have been unanimously approved by the Board of Directors of each of Superior and Forbes and the Forbes special committee. Arita filed a registration statement, including a proxy statement/prospectus, on February 12, 2020, pursuant to which, once it is declared effective by the Securities and Exchange Commission, Forbes will solicit proxies of its stockholders to approve the mergers at a special meeting of Forbes’ stockholders. However, certain stockholders of Forbes who will collectively own a majority of Forbes’ common stock on the record date for the Forbes special meeting have committed to vote the shares they beneficially own in favor of the mergers and have the ability to approve the mergers without the vote of any other stockholder of Forbes. On February 20, 2020, Superior entered into an amendment to the merger agreement. The amendment amends certain covenants, among other things, to account for the amended terms of the Exchange Offer.

Related Financing Transactions

As a condition of the mergers, SESI consummated the Exchange Offer and conducted the Consent Solicitation to amend the liens covenant in the Original Notes Indenture to permit the Proposed Amendment upon the terms and conditions set forth in the Offering Memorandum. A supplemental indenture by and among SESI, the guarantors party thereto and the Bank of New York Mellon Trust Company, N.A., as trustee, related to the Proposed Amendment was executed on February 14, 2020. The Original Notes outstanding after the Exchange Offer are governed by the Original Notes Indenture, as amended by the Proposed Amendment, provided that the Proposed Amendment will only become operative immediately prior to the consummation of the mergers.

The Exchange Offer expired at 5:00 p.m., New York City time, on February 21, 2020, and $617.9 million aggregate principal amount of outstanding Original Notes were validly tendered for exchange and not withdrawn, representing 77.24% of the aggregate principal amount of Original Notes outstanding upon commencement of the Exchange Offer. SESI accepted all validly tendered Original Notes and issued $617.9 million aggregate principal amount of New Notes pursuant to an indenture dated February 24, 2020 by and among SESI, the guarantors party thereto and UMB Bank, N.A., as trustee (the New Notes Indenture).

Substantially concurrently with the consummation of the mergers, eligible note holders will receive, in exchange for $617.9 million aggregate principal amount of New Notes, on a pro rata basis: (1) $243.3 million aggregate principal amount of 9.750% Senior Second Lien Secured Notes due 2025 to be issued by Arita (the “Arita Secured Notes”), (2) $243.3 million aggregate principal amount of 8.750% Senior Second Lien Secured Notes due 2026 to be issued by SESI (the “Superior Secured Notes”), (3) $131.3 million in cash and (4) $6.35 million in cash constituting the total consent payment. The indentures governing the Arita Secured Notes and the Superior Secured Notes will each contain restrictive covenants customary for issuances of high-yield secured notes of this type.

Impact of COVID-19 Outbreak

In December 2019, an outbreak of a novel strain of coronavirus (“COVID-19”) originated in Wuhan, China, and has since spread to virtually all countries, including the United States. The outbreak has prompted precautionary government-imposed closures of certain travel and business activities. In addition, during the first quarter of 2020, oil prices plunged, falling to an 18-year low. The price decrease was driven by decline in demand as a result of COVID-19, as well as the continued escalation of a global price war between Saudi Arabia and Russia. Although NAM believes recent effects of COVID-19 will not give rise to a long-term impact on the industry, as global outputs can be adjusted to support commodity pricing levels and previous epidemic or pandemic diseases have not resulted in sustained industry harm, NAM expects these factors to contribute to continued declines in activity and price volatility. NAM believes COVID-19 and depressed oil prices will negatively impact oilfield activity for at least the majority of 2020. There is significant uncertainty around the COVID-19 outbreak and the volatility of the crude oil prices. Accordingly, NAM is likely to experience reduced demand for its services. These recent events may have a material adverse effect on NAM’s results of operations and cash flows.

Factors Affecting Results of Operations

Financial Results

During 2019, NAM continued to manage challenging market dynamics. In North America, the negative pricing pressures that began during the fourth quarter of 2018 continued to impact the demand for NAM’s services during 2019. The volatility and uncertainty of future oil and gas prices have discouraged significant capital and production investment from oil and gas companies. NAM continues to focus on meeting its customers’ expectations and adjusting its cost structure where possible.

During 2019, NAM generated $608.6 million of revenue which represents a 17% decrease from $737.5 million of revenue generated during 2018. The decrease in revenue generated in the U.S. land market area was primarily due to decreased revenues from drilling and well servicing rigs, fluid management and rentals of the accommodation units. Revenue generated from the Gulf of Mexico market area increased primarily due to the increase in pressure control services and rentals of accommodation units.

During 2019, NAM was focused on reducing capital expenditures and divesting non-core assets. NAM’s capital expenditures decreased by 69% during 2019 and NAM divested several non-core assets resulting in cash proceeds of $97.1 million.

During 2020, NAM expects to limit capital spending to generate free cash flow.

Industry Trends

The oil and gas industry is both cyclical and seasonal. The level of spending by oil and gas companies is highly influenced by current and expected demand as well as future prices of oil and natural gas. Changes in spending result in an increased or decreased demand for NAM’s services and products. Rig count is an indicator of the level of spending by oil and gas companies. NAM’s financial performance is significantly affected by the rig count in the U.S. land and offshore market areas as well as oil and natural gas prices and worldwide rig count, which are summarized in the table below.

	2019	2018	2019 to 2018 Change
Worldwide Rig Count (1)
U.S.:
Land	920	1,013	-9%
Offshore	23	19	21%

Total	943	1,032	-9%

International (2)	1,098	988	11%

Worldwide Total	2,041	2,020	1%

Commodity Prices (average)
Crude Oil (West Texas Intermediate)	$56.98	$65.23	-13%
Natural Gas (Henry Hub)	$2.57	$3.15	-18%

(1)	Estimate of drilling activity as measured by average active drilling rigs based on Baker Hughes Co. rig count information.
(2)	Excludes Canadian rig count.

Comparison of the Results of Operations for the Years Ended December 31, 2019 and 2018

For 2019, NAM’s revenue was $608.6 million, a decrease of $128.9 million or 17%, as compared to 2018. The decrease is largely attributable to a decrease in U.S. land-based activity, where the average rig count decreased 9% as compared to 2018. The net loss for 2019 was $20.8 million. For 2018, NAM’s revenue was $737.5 million and a net loss of $304.4 million.

The following table compares NAM’s operating results for 2019 and 2018 (in thousands). Cost of services and rentals excludes depreciation, depletion, amortization and accretion for each of our business segments.

	Revenue				Cost of Services and Rentals
	2019	2018	Change	%	2019	%	2018	%	Change
Well Services	$415,948	$521,120	$(105,172)	-20%	$313,816	75%	$411,442	79%	$(97,626)
Fluid Management	192,638	216,413	(23,775)	-11%	152,357	79%	164,410	76%	(12,053)

Total	$608,586	$737,533	$(128,947)	-17%	$466,173	77%	$575,852	78%	$(109,679)

Operating Segments:

Well Services Segment

Revenue for the Well Services segment decreased 20% to $415.9 million for 2019, as compared to $521.1 million in 2018. Cost of services and rentals as a percentage of revenue decreased to 75% of segment revenue in 2019, as compared to 79% in 2018, primarily driven by the decline in revenues. The decrease in revenue is primarily attributable to a decrease of $47.3 million or 54% in revenue from coiled tubing activities; $41.2 million or 22% in revenue from drilling and well servicing rigs; a decrease of $1.7 million or 5% in revenue from plug and abandonment services and a decline in revenue of $7.0 million or 19% from rentals of the accommodation units, in each case for the year 2019 as compared to 2018. These declines in revenue are largely attributable to a decrease in U.S. land-based activity, where the average rig count decreased 9% as compared to 2018.

Fluid Management

Revenue for the Fluid Management segment decreased 11% to $192.6 million for 2019, as compared to $216.4 million in 2018. The decrease in revenue is a result of the decrease in demand for fluid management services driven by the overall decrease in activity in North America, where the average rig count decreased 9% as compared to 2018. Cost of services and rentals as a percentage of revenue increased to 79% of segment revenue in 2019, as compared to 76% in 2018, primarily as a result of severance and restructuring expenses incurred during 2019 in response to the decreased U.S. land-based activity.

Depreciation, Amortization and Accretion

Depreciation, amortization and accretion decreased to $69.2 million during 2019 from $123.1 million in 2018. Depreciation and amortization expense decreased for the Well Services segment by $44.6 million, or 45%; and for the Fluid Management segment by $9.3 million or 37%. The decrease in depreciation, amortization and accretion is primarily due to assets becoming fully depreciated and impairments of long-lived assets recorded during 2018.

Other Operating Items:

General and Administrative Expenses

General and administrative expenses decreased to $90.8 million during 2019 from $98.3 million in 2018. Total general and administrative expenses decreased 8% due to NAM’s continued focus on reducing its cost structure through reductions in force and consolidation of administrative offices.

Reduction in Value of Assets

The reduction in value of assets recorded in 2019 was $7.9 million as compared to $277.6 million in 2018. In 2019, NAM recorded $7.9 million in the reduction in value of its long-lived assets, primarily related to reduction in value of certain intangibles in the Well Services segment. In 2018, the reduction in value of assets was comprised of $208.9 million related to impairment of the remaining goodwill at the Well Services segment and $68.7 million impairment related to reduction in value of long-lived assets, primarily in the Well Services segment.

Nonoperating Items:

Income Taxes

The effective income tax rate for 2019 was a 69% tax expense compared to a 6% tax benefit for 2018. The change in the effective income tax rate was primarily impacted by the reduction in value of goodwill recorded during the fourth quarter of 2018, which is non-deductible for income tax purposes.

Liquidity and Capital Resources

NAM’s cash flows depend on the level of spending by oil and gas companies for exploration, development and production activities. Certain sources and uses of cash, such as NAM’s level of discretionary capital expenditures and divestitures of non-core assets are within NAM’s control and are adjusted as necessary based on market conditions.

Financial Condition and Sources of Liquidity

NAM’s primary sources of liquidity are cash generated from operations and proceeds from divestiture of non-core assets. During 2019, NAM generated net cash from operating activities of $92.9 million, as compared to $18.1 million of cash from operating activities generated during 2018. Additionally, during 2019 NAM received $97.1 million in cash proceeds from the sale of assets.

Uses of Liquidity.

NAM’s primary uses of liquidity are to provide support for its operating activities and capital expenditures. NAM spent $12.4 million of cash on capital expenditures during 2019. Approximately $6.5 million and $5.9 million was spent to maintain Well Services’ and Fluid Management’s equipment, respectively.

During 2020, NAM expects to limit capital spending to generate free cash flow.

Contractual Obligations

The following table summarizes NAM’s contractual cash obligations and commercial commitments at December 31, 2019 (in thousands):

Contractual Obligations	Total	< 1 Year	1 – 3 Years	3 –5 Years	More Than 5 Years
Decommissioning liabilities, undiscounted	8,590	3,649	3,210	385	1,346
Operating leases	34,084	11,990	12,971	4,881	4,242

Total	$42,674	$15,639	$16,181	$5,266	$5,588

The table above reflects only contractual obligations at December 31, 2019 and excludes, among other things, (i) commitments made thereafter, (ii) options to purchase assets, (iii) contingent liabilities, (iv) capital expenditures that we plan, but are not committed, to make and (v) open purchase orders.

Critical Accounting Policies and Estimates

The accounting policies described below are considered critical in obtaining an understanding of NAM’s combined financial statements because their application requires significant estimates and judgments by management in preparing its combined financial statements. Management’s estimates and judgments are inherently uncertain and may differ significantly from actual results achieved. Management considers an accounting estimate to be critical if the following conditions apply:

•	the estimate requires significant assumptions; and

•	changes in estimate could have a material effect on the combined results of operations or financial condition; or

•	if different estimates that could have been selected had been used, there could be a material effect on the combined results of operations or financial condition.

It is management’s view that the current assumptions and other considerations used to estimate amounts reflected in NAM’s combined financial statements are appropriate. However, actual results can differ significantly from those estimates under different assumptions and conditions. The sections below contain information about NAM’s most critical accounting estimates.

Long-Lived Assets. NAM reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of any such asset may not be recoverable. NAM records impairment losses on long-lived assets used in operations when the fair value of those assets is less than their respective carrying amount. Fair value is measured, in part, by the estimated cash flows to be generated by those assets. NAM’s cash flow estimates are based upon, among other things, historical results adjusted to reflect NAM’s best estimate of future market rates, utilization levels and operating performance. NAM’s estimates of cash flows may differ from actual cash flows due to, among other things, changes in economic conditions or changes in an asset’s operating performance. Assets are generally grouped by subsidiary or division for the impairment testing, which represent the lowest level of identifiable cash flows. Assets to be disposed of are reported at the lower of the carrying amount or fair value less estimated costs to sell. NAM’s estimate of fair value represents its best estimate based on industry trends and reference to market transactions and is subject to variability. The oil and gas industry is cyclical and NAM’s estimates of the period over which future cash flows will be generated, as well as the predictability of these cash flows, can have a significant impact on the carrying value of these assets and, in periods of prolonged down cycles, may result in impairment charges. During 2019, NAM recorded $7.9 million in expense in connection with the reduction in value of long-lived assets in its Well Services segment.

Income Taxes. NAM uses the asset and liability method of accounting for income taxes. This method takes into account the differences between financial statement treatment and tax treatment of certain transactions. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. NAM’s deferred tax calculation requires NAM to make certain estimates about its future operations. Changes in state and federal tax laws, as well as changes in NAM’s financial condition or the carrying value of existing assets and liabilities, could affect these estimates. The effect of a change in tax rates is recognized as income or expense in the period that the rate is enacted.

Revenue Recognition. Revenues are recognized when performance obligations are satisfied in accordance with contractual terms, in an amount that reflects the consideration NAM expects to be entitled to in exchange for services rendered and rentals provided. A performance obligation arises under contracts with customers and is the unit of account under Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers. NAM accounts for services rendered and rentals provided separately if they are distinct and the service or rental is separately identifiable from other items provided to a customer and if a customer can benefit from the services rendered or rentals provided on its own or with other resources that are readily available to the customer. A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. A contract’s standalone selling prices are determined based on the prices that NAM charges for its services rendered and rentals provided. The majority of NAM’s performance obligations are satisfied over time, which is generally represented by a period of 30 days or less. NAM’s payment terms vary by the type of products or services offered. The term between invoicing and when the payment is due is typically 30 days.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF FORBES

The following discussion and analysis should be read in conjunction with Forbes’ consolidated financial statements, the related notes and other financial information included elsewhere in this proxy statement/prospectus. The forward-looking statements are dependent upon events, risks and uncertainties that may be outside Forbes’ control. Forbes’ actual results could differ materially from those discussed in these forward-looking statements. Important factors that could cause or contribute to such differences include, but are not limited to, those factors discussed below and elsewhere in this proxy statement/prospectus, particularly in “Risk Factors” and “Cautionary Information Regarding Forward-Looking Statements,” all of which are difficult to predict. In light of these risks, uncertainties and assumptions, the forward-looking events discussed may not occur. Forbes does not undertake any obligation to publicly update any forward-looking statements except as otherwise required by applicable law. Any forward-looking statements made by or on Forbes’ behalf are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Readers are cautioned that such forward-looking statements involve risks and uncertainties in that the actual results may differ materially from those projected in the forward-looking statements. Important factors that could cause actual results to differ include risks set forth in the Risk Factors in Forbes’ Annual Report on Form 10-K for the year ended December 31, 2019.

Forbes is an independent oilfield services contractor that provides well site services to oil and natural gas drilling and producing companies to help develop and enhance the production of oil and natural gas. These services include fluid hauling, fluid disposal, well maintenance, completion services, workovers and recompletions, plugging and abandonment, and tubing testing. Forbes’ operations are concentrated in the major onshore oil and natural gas producing regions of Texas, with an additional location in Pennsylvania. Forbes believes that its broad range of services, which extends from initial drilling, through production, to eventual abandonment, is fundamental to establishing and maintaining the flow of oil and natural gas throughout the life cycle of its customers’ wells. Forbes’ headquarters and executive offices are located at 3000 South Business Highway 281, Alice, Texas 78332. Forbes’ can be reached by phone at (361) 664-0549.

As used in this section of the proxy statement/prospectus, the “Company” means Forbes and its subsidiaries, except as otherwise indicated.

Forbes provides a wide range of services to a diverse group of companies. For the year ended December 31, 2019, Forbes provided services to 504 companies. John E. Crisp, Steve Macek and Forbes’ senior management team have cultivated deep and ongoing relationships with these customers during their average experience of over 35 years in the oilfield services industry.

Forbes conducts its our operations through the following three business segments:

•

Well Servicing. Forbes’ well servicing segment comprised 48.5% of its consolidated revenues for the year ended December 31, 2019. Forbes’ well servicing segment utilizes its fleet of well servicing rigs, which at December 31, 2019 was comprised of 134 workover rigs and 7 swabbing rigs and other related assets and equipment. These assets are used to provide (i) well maintenance, including remedial repairs and removal and replacement of downhole production equipment, (ii) well workovers, including significant downhole repairs, re-completions and re-perforations, (iii) completion and swabbing activities, (iv) plugging and abandonment services, and (v) pressure testing of oil and natural gas production tubing and scanning tubing for pitting and wall thickness using tubing testing units.

•

Coiled Tubing. Forbes’ coiled tubing segment comprised 27.8% of its consolidated revenues for the year ended December 31, 2019. This segment utilizes Forbes’ fleet of 14 coiled tubing units, of which 11 are large diameter units (2 3/8” or larger). These units provide a range of services accomplishing a wide variety of goals including horizontal completions, well bore clean-outs and maintenance, nitrogen services, thru-tubing services, formation stimulation using acid and other chemicals, and other pre- and post-hydraulic fracturing well preparation services.

•

Fluid Logistics. Forbes’ fluid logistics segment comprised 23.7% of its consolidated revenues for the year ended December 31, 2019. Forbes’ fluid logistics segment utilizes its fleet of owned or leased fluid transport trucks and related assets, including specialized vacuum, high-pressure pump and tank trucks, hot oil trucks, frac tanks, fluid mixing tanks, salt water disposal wells and facilities, and related equipment. These assets are used to provide, transport, store, and dispose of a variety of drilling and produced fluids used in, and generated by, oil and natural gas production. These services are required in most workover and completion projects and are routinely used in daily operations of producing wells.

Forbes believes that its three business segments are complementary and create synergies in terms of selling opportunities. Forbes’ multiple lines of service are designed to capitalize on its existing customer base to grow it within existing markets, generate more business from existing customers, and increase Forbes’ operating performance. By offering its customers the ability to reduce the number of vendors they use, Forbes believes that it helps to improve its customers’ efficiency. Further, by having multiple service offerings that span the life cycle of the well, Forbes believes that it has a competitive advantage over smaller competitors offering more limited services.

Cretic Energy Services, LLC Acquisition

On November 16, 2018, Forbes completed its acquisition of Cretic. Cretic provides coiled tubing services to exploration and production companies in the United States, primarily in the Permian Basin in Texas. The total consideration Forbes paid for the acquisition was approximately $69.1 million in cash. Forbes funded the Cretic acquisition with $50.0 million in proceeds from its Bridge Loan, a $10.0 million addition to its Term Loan Agreement and cash, cash equivalents and cash-restricted on hand. Forbes believes this acquisition has significantly enhanced its coiled tubing services and our position in the Permian Basin. See Note 5 - Acquisition of Cretic Energy Services, LLC to the Forbes Condensed Consolidated Financial Statements included in this proxy statement/prospectus for further discussion regarding the acquisition of Cretic.

Going forward, Forbes intends to pursue selective, accretive acquisitions of complementary assets, businesses and technologies, and believes it is well positioned to capture attractive opportunities due to its market position, customer relationships and industry experience and expertise.

Factors Affecting Results of Operations

Market Conditions

The oil and natural gas industry experienced a significant decline in oil exploration and production activity that began in the fourth quarter of 2014 and has resulted in continued volatility since that time, WTI prices fluctuated between $51 and $64 per barrel during 2019. The volatility and uncertainty of future oil and gas prices have discouraged significant capital and products investment from oil and gas companies, which have chosen instead to focus investment on sustaining ongoing production sources. During the last half of 2019, Forbes experienced declines in activity as oil prices continued their volatility. During the first quarter of 2020, driven by COVID-19, and an oil price war triggered by Russia and Saudi Arabia, the price of WTI dropped precipitously to pricing in the lower twenty dollar per barrel range, and below. As a result, the trends may be viewed as triggering events in 2020 and could affect the fair market value of Forbes’ equipment fleet and cause Forbes to conclude at a future date that additional impairment is evident and may require a write-down of its assets for accounting purposes, which could have a material adverse impact on Forbes’ financial position and results of operations.

Although global outputs can be adjusted to support commodity pricing levels and previous epidemic or pandemic diseases have not resulted in sustained industry harm, we do expect these factors to contribute to continued activity and price volatility. Forbes believes COVID-19 will negatively impact oilfield activity for the majority of 2020. Similarly, the oil price decline, and continued uncertainty regarding its duration or repetition, will continue to have a negative impact on oil and gas activities, generally. In contradistinction, Forbes believes continued aging of horizontal wells and customers choosing to increase production through regular well maintenance in these horizontal wells, will strengthen demand and pricing for its well maintenance services. On December 31, 2019, the price of WTI was approximately $59.88 per barrel. As oil prices began to rise, U.S. drilling rig count increased from 404 rigs in May 2016 to 1,083 rigs as of December 31, 2018, then decreased to 805 rigs as of December 31, 2019, largely due to the continued volatility of oil prices. During this same time period the Texas drilling rig count increased from 173 rigs in May 2016 to 532 rigs in December 2018, then decreased to 404 rigs as of December 31, 2019. Forbes continues to actively pursue additional business in the two basins in which it primarily operates, the Eagle Ford and Permian, to provide the variety of services needed to oil and gas companies in support of their ongoing reaction to price volatility.

Below are three charts that provide total U.S. rig counts, total Texas rig counts and WTI oil price trends for the twelve months ended December 31, 2019 and 2018.

U.S. Rig Count

Texas Rig Count

Source: Rig counts are per Baker Hughes, Inc. (www.bakerhughes.com). Rig counts are the averages of the weekly rig count activity.

West Texas Intermediate Oil Price

Impact of the Current Market Environment

With the downward trend in oil prices that began in April 2019 and continued into 2020, drilling and completion activity experienced a decline, resulting in continued downward pressure on revenues limiting further growth which resulted in decreased earnings and lower EBITDA.

Forbes continues to focus on meeting its customers’ expectations and adjusting its cost structure where possible. Forbes is also maintaining its focus on maximizing use of its active operating assets and maintaining cost controls.

Oil and Natural Gas Prices

Demand for well servicing, coiled tubing services and fluid logistics services is generally a function of the willingness of oil and natural gas companies to make operating and capital expenditures to explore for, develop, and produce oil and natural gas, which in turn is affected by current and anticipated levels of oil and natural gas prices. Exploration and production spending is generally categorized as either operating expenditures or capital expenditures. Activities by oil and natural gas companies designed to add oil and natural gas reserves are classified as capital expenditures, and those associated with maintaining or accelerating production, such as workover and fluid logistics services, are categorized as operating expenditures. Operating expenditures are typically more stable than capital expenditures and may be less sensitive to oil and natural gas price volatility. In contrast, capital expenditures for drilling and completion are more directly influenced by current and expected oil and natural gas prices and generally reflect the volatility of commodity prices.

Seasonality and Cyclical Trends

Forbes’ operations are impacted by seasonal factors. Historically, Forbes’ business has been negatively impacted during the winter months due to inclement weather, fewer daylight hours, and holidays. Forbes typically experiences a significant slowdown during the Thanksgiving and Christmas holiday seasons. Forbes’ well servicing rigs and coiled tubing units are mobile, and it operates a significant number of oilfield vehicles. During periods of heavy snow, ice or rain, Forbes may not be able to move its equipment between locations, thereby reducing its ability to generate rig, coiled tubing or truck hours. In addition, the majority of Forbes’ well servicing rigs work only during daylight hours. In the winter months, as daylight time becomes shorter, the amount of time that the well servicing rigs work is shortened, having a negative impact on total hours worked.

In addition, the oil and natural gas industry has traditionally been volatile and is influenced by a combination of long-term, short-term and cyclical trends, including the domestic and international supply and demand for oil and natural gas, current and expected future prices for oil and natural gas and the perceived stability and sustainability of those prices. Such cyclical trends also include the resultant levels of cash flows generated and allocated by exploration and production companies to their drilling, completion and workover budget.

Results of Operations

The following tables compare Forbes’ segment operating results for the years ended December 31, 2019 and 2018 (in thousands, except percentages). Segment profit excludes general and administrative expenses, impairment of goodwill, and depreciation and amortization.

Revenues
	Year Ended December 31, 2019	% of revenue	Year Ended December 31, 2018	% of revenue
Well Servicing	$91,521	48.5%	$83,035	45.9%
Coiled Tubing	52,335	27.8%	39,572	21.9%
Fluid Logistics	44,566	23.7%	58,291	32.2%

Total	$188,422		$180,898

Direct Operating Expenses(1)
	Year Ended December 31, 2019	% of segment revenue	Year Ended December 31, 2018	% of segment revenue
Well Servicing	$72,980	79.7%	$67,889	81.8%
Coiled Tubing	51,982	99.3%	32,384	81.8%
Fluid Logistics	34,635	77.7%	46,552	79.9%

Total	$159,597		$146,825

Segment Profit(1)
	Year Ended December 31, 2019	Segment profit %	Year Ended December 31, 2018	Segment profit %
Well Servicing	$18,541	20.3%	$15,146	18.2%
Coiled Tubing	353	0.7%	7,188	18.2%
Fluid Logistics	9,931	22.3%	11,739	20.1%

Total	$28,825	15.3%	$34,073	18.8%

(1)	Excluding impairment of goodwill, general and administrative expenses, and depreciation and amortization.

Revenues

Consolidated Revenues.

Consolidated revenues increased $7.5 million during the year ended December 31, 2019, as compared to the year ended December 31, 2018. This was a direct result of increased spending by Forbes’ customers during this period due to increased activity of services with higher billable rates from Well Servicing and a full year of operations from Forbes’ acquisition of Cretic in November 2018, offset by a decrease in trucking hours from fluid logistics.

Well Servicing.

Revenues from Forbes’ well servicing segment increased $8.5 million during the year ended December 31, 2019, as compared to the year ended December 31, 2018, due to an increase in well service rig hours and an increase in rates.

Coiled Tubing.

Revenues from Forbes’ coiled tubing segment increased $12.8 million during the year ended December 31, 2019, as compared to the year ended December 31, 2018, due to increase in coiled tubing unit hours from large diameter units which carry higher rates, resulting from the acquisition of Cretic in November of 2018.

Fluid Logistics.

Revenues from Forbes’ fluid logistics segment decreased $13.7 million during the year ended December 31, 2019, as compared to the year ended December 31, 2018, due to a decrease in its trucking hours partially due to the industry slow-down of active drilling and partially due to changes from the sale of certain trucking assets in underperforming yards and regions.

Segment Profit

Well Servicing.

Segment profit from Forbes’ well servicing segment increased $3.4 million during the year ended December 31, 2019, as compared to the year ended December 31, 2018, due to an increase in revenues offset by a decrease in expenses as a percentage of revenues due to more efficient use of personnel at higher operating levels.

Coiled Tubing.

Segment profit from Forbes’ coiled tubing segment decreased $6.8 million during the year ended December 31, 2019 as compared to the year ended December 31, 2018, due to additional personnel and other costs associated with the Cretic acquisition.

Fluid Logistics.

Segment profit from Forbes’ fluid logistics segment decreased $1.8 million during the year ended December 31, 2019, as compared to the year ended December 31, 2018, due to a decrease in trucking hours related to reduced customer demands, offset by a $4.5 million gain on disposal of certain assets sold in 2019, as management monetized dormant assets.

Operating Expenses

The following table compares Forbes’ operating expenses for the years ended December 31, 2019 and 2018 (in thousands):

	Year Ended December 31,
	2019	2018
Well servicing direct operating expenses	$72,980	$67,889
Coiled tubing direct operating expenses	51,982	32,384
Fluid logistics direct operating expenses	34,635	46,552
Impairment of goodwill	19,222	—
General and administrative	24,065	25,390
Depreciation and amortization	29,404	30,543

Total expenses	$232,288	$202,758

Well Servicing Direct Operating Expenses.

Direct operating expenses for Forbes’ well servicing segment increased $5.1 million during the year ended December 31, 2019, as compared to the year ended December 31, 2018, due to increases in repairs and maintenance, supplies and parts, fuel costs and out of town travel, consistent with the increase in revenues.

Coiled Tubing Direct Operating Expenses.

Direct operating expenses for Forbes’ coiled tubing segment increased $19.6 million during the year ended December 31, 2019, as compared to the year ended December 31, 2018 due to an increase in activity and the Cretic acquisition. The higher costs were mainly associated with a $2.8 million allowance for bad debts related to a customer who filed for bankruptcy protection, as well as increases in wages, equipment rental, supplies and parts and travel.

Fluid Logistics Direct Operating Expenses.

Direct operating expenses for Forbes’ fluid logistics segment decreased $11.9 million during the year ended December 31, 2019, as compared to the year ended December 31, 2018, reflective of decreased revenues, due to a gain on the sale of certain fluid logistics equipment, along with a decrease in wages and other operating cost as a result of exiting non-performing yards in 2019.

General and Administrative Expenses.

General and administrative expenses decreased $1.3 million during the year ended December 31, 2019, as compared to the year ended December 31, 2018, due to a decrease in professional fees related to the acquisition of Cretic offset by merger-related costs of $2.1 million and severance payments related to Cretic of $0.6 million.

Impairment of Goodwill.

Forbes recognized a goodwill impairment charge of $19.2 million during the year ended December 31, 2019 as a result of declining cash flows during 2019 and lower than previously forecasted future cash flows for the coiled tubing reporting unit.

Depreciation and Amortization.

Depreciation and amortization expenses decreased $1.1 million during the year ended December 31, 2019, as compared to the year ended December 31, 2018, due to a significant number of assets becoming fully depreciated in 2019 coupled with the disposition of certain equipment associated with fleet management.

Other Income (Expense)

The following tables compares Forbes’ other income (expense) for the year ended December 31, 2019 and 2018 (in thousands):

	Year Ended December 31,
	2019	2018
Interest income	$49	$8
Interest expense	(24,726)	(11,158)

Other income (expense), net	$(24,677)	$(11,150)

Income tax benefit	$(144)	$(403)

Interest Expense.

Interest expense increased $13.6 million during the year ended December 31, 2019, as compared to the year ended December 31, 2018 due to the additional debt outstanding under the Revolving Loan Agreement and Term Loan Agreement, plus associated amortization of debt discount and deferred financing costs. In addition, Forbes incurred additional debt with the acquisition of Cretic, including third party equipment finance leases, write-off of certain debt costs with the modification accounting related to the Forbes Convertible PIK Notes and the accretion of the Forbes Convertible PIK Notes for its conversion feature at a 17.6% premium.

Income Taxes.

Forbes recognized an income tax benefit of $144 thousand for the year ended December 31, 2019, compared to $403 thousand of income tax benefit for the year ended December 31, 2018. Forbes’ effective tax benefit rate was 0.2% and 1.2% for the years ended December 31, 2019 and 2018. The income tax benefit in 2018 is from the reversal of an uncertain tax position from Forbes’ former operations in Mexico in which the statute of limitations expired. At December 31, 2019, Forbes estimated its gross NOL carryforwards are approximately $106.6 million (representing $22.4 million of gross deferred tax asset).

Adjusted EBITDA

“Adjusted EBITDA” is defined as income (loss) before interest, taxes, depreciation, amortization, gain (loss) on early extinguishment of debt and non-cash stock based compensation, excluding non-recurring items and items not reflective of ongoing operations. Management does not include gain (loss) on extinguishment of debt, non-cash stock based compensation, impairment of intangibles such as goodwill or other nonrecurring items in its calculations of EBITDA because it believes that such amounts are not representative of its core operations. Further, management believes that most investors exclude gain (loss) on extinguishment of debt, stock based compensation recorded under FASB ASC Topic 718 and other nonrecurring items from customary EBITDA calculations as those items are often viewed as either non-recurring or not reflective of ongoing financial performance or have no cash impact on operations.

Adjusted EBITDA is a non-GAAP financial measure that is used as a supplemental financial measure by Forbes’ management and directors and by its investors to assess the financial performance of its assets without regard to financing methods, capital structure or historical cost basis; the ability of Forbes’ assets to generate cash sufficient to pay interest on its indebtedness; and its operating performance and return on invested capital as compared to those of other companies in the well services industry, without regard to financing methods and capital structure.

Adjusted EBITDA has limitations as an analytical tool and should not be considered an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. Adjusted EBITDA excludes some, but not all, items that affect net income and operating income and these measures may vary among other companies. Limitations to using Adjusted EBITDA as an analytical tool include:

•	Adjusted EBITDA does not reflect Forbes’ current or future requirements for capital expenditures or capital commitments;

•	Adjusted EBITDA does not reflect changes in, or cash requirements necessary to service interest or principal payments on Forbes’ debt;

•	Adjusted EBITDA does not reflect income taxes;

•

Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements; and

•	Other companies in Forbes’ industry may calculate Adjusted EBITDA differently than it does, limiting its usefulness as a comparative measure.

Reconciliation of Net Loss to Adjusted EBITDA

(Unaudited)

	Year Ended December 31,
	2019	2018
	(in thousands)
Net loss	$(68,399)	$(32,607)
Interest income	(49)	(8)
Interest expense	24,726	11,158
Income tax benefit	(144)	(403)
Depreciation and amortization	29,404	30,543
Impairment of goodwill	19,222	—
Share-based compensation	925	1,103
Acquisition/merger related costs	3,155	5,196
Restructuring expenses	—	190
Gain on disposal of assets	(4,552)	(1,337)

Adjusted EBITDA	$4,288	$13,835

Settlement expenses related to litigation were $3.1 million and $1.8 million for the years ended December 31, 2019 and 2018, respectively. Forbes has not included expenses related to settlement of litigation in its calculation of Adjusted EBITDA as they are not considered non-recurring.

Liquidity and Capital Resources

Historically, Forbes has funded its operations, including capital expenditures, through the credit facilities, vendor financings, and cash flow from operations, the issuance of senior notes and the proceeds from its public and private equity offerings. More recently Forbes has funded its operations through its Term Loan Agreement, Bridge Loan, PIK Notes, Revolving Loan Agreement and other financing activities.

As of December 31, 2019, Forbes had $5.2 million in cash and cash equivalents and $134.7 million in contractual debt, net of debt discount.

The $134.7 million in contractual debt was comprised of $57.5 million under the Term Loan Agreement, $58.6 million under the PIK Notes, $4.0 million under the Revolving Loan Agreement, $10.0 million in finance leases and $4.5 million in insurance notes related to Forbes’ general liability, workers compensation and other insurance. Of Forbes’ total debt, $72.1 million was classified as current portion of long-term debt, and $62.6 million was classified as long-term.

Going Concern

Forbes is required to evaluate whether there is a substantial doubt about its ability to continue as a going concern in each reporting period. In evaluating Forbes’ ability to continue as a going concern, management has considered conditions and events that could raise substantial doubt about Forbes’ ability to continue as a going concern for one year following the date Forbes’ financial statements are issued. These conditions and evaluations included Forbes’ current financial condition and liquidity sources, including current cash balances, forecasted cash flows, obligations due within twelve months from the date of the Forbes’ Annual Report on Form 10K for the year ended December 31, 2019, including Forbes’ obligations described in Note 9 – Long-Term Debt of Forbes’ Annual Report on Form 10-K for the year ended December 31, 2019, and the other conditions and events described in Forbes’ Annual Report on Form 10-K for the year ended December 31, 2019.

Forbes has incurred substantial net losses and losses from operations for the years ended December 31, 2019 and 2018. As of December 31, 2019, Forbes had cash and cash equivalents of approximately $5.2 million. Forbes has access to a working capital facility that is based on Forbes’ accounts receivable and, as of December 31, 2019, had $4.1 million available to borrow under such facility. Forbes’ Revolving Loan is due January 2021, which is within the 12-month going concern evaluation period and in addition has covenant provisions that cause Forbes to be in default due to the modification of its independent auditors opinion with the inclusion of the emphasis of matter paragraph related to going concern (the “Going Concern Opinion”). This covenant violation in the Revolving Loan Agreement allows the loan to be due on demand. Current negotiations to extend the maturity date have not been successful however a waiver for the Going Concern Opinion was obtained providing relief of default from the covenant violation through June 30, 2020. There can be no assurance that Forbes will be able to negotiate an extension on the Revolving Loan, obtain future waivers, or have sufficient funds to repay such obligations when they come due. As of December 31, 2019, Forbes has $4.0 million outstanding under its Revolving Loan, which is recorded as a current liability. An additional uncertainty for Forbes relates to the possibility that there will not be sufficient authorized common shares to fully convert the $58.6 million accrued amount of PIK notes. In addition, Forbes may not have access to other sources of external capital on reasonable terms or at all. Forbes also expects to continue to experience volatility in market demand which create normal oil and gas price fluctuations as well as external market pressures due to effects of global health concerns such as COVID-19 and the oil price war triggered by Russia and Saudi Arabia that are not within its control.

Management’s plans to alleviate substantial doubt include: (i) completing the Mergers as further discussed in Note 20-Subsequent Events in Forbes’ Annual Report on Form 10-K for the year ended December 31, 2019, (although the Mergers have been approved by both Superior and Forbes’ respective Boards of Directors, the transaction has not been finalized as of the date of this filing pending Company stockholder approval and customary regulatory filings); (ii) continuing to discuss amendments of its debt with Forbes’ current lenders in order to extend the term of the Revolving Loan and the Term Loan; (iii) continuing negotiations with the holders of the PIK Notes as to the terms of the conversion and/or completing a stockholder vote to authorize more common shares available for issuance; (iv) continuing to manage operating costs by actively pursuing cost cutting measures to maximize liquidity in line with current industry economic expectations; and/or (v) pursuing additional financings with existing and new lenders. Based on the uncertainty of achieving these goals and the significance of the factors described, there is substantial doubt as to Forbes’ ability to continue as a going concern for a period of one year after these financial statements are issued.

Term Loan Agreement

On April 13, 2017, FES LLC (the “Borrower”) entered into the Term Loan Agreement. The Borrower’s obligations have been guaranteed by Forbes and by TX Energy Services, LLC, C.C. Forbes, LLC and Forbes Energy International, LLC, each direct subsidiaries of the Borrower and indirect subsidiaries of Forbes. The Term Loan Agreement, as amended, provided for a term loan of $60.0 million, excluding paid in kind interest. Subject to certain exceptions and permitted encumbrances, the obligations under the Term Loan Agreement are secured by a first priority security interest in substantially all the assets of Forbes other than accounts receivable, cash and related assets, which constitute priority collateral under the Revolving Loan Agreement (described below). The Term Loan Agreement has a stated maturity date of April 13, 2021.

Borrowings under the Term Loan Agreement bear interest at a rate equal to five percent (5%) per annum payable quarterly in cash (the “Cash Interest Rate”), plus (ii) an initial paid in kind interest rate of seven percent (7%) commencing April 13, 2017 to be capitalized and added to the principal amount of the term loan or, at the election of the Borrower, paid in cash. The paid in kind interest increases by two percent (2%) twelve months after April 13, 2017 and every twelve months thereafter until maturity. Upon and after the occurrence of an event of default, the Cash Interest Rate will increase by two percentage points per annum. During the year ended December 31, 2019, $6.4 million of interest was paid in kind. At December 31, 2019, the paid in kind interest rate was 11%. At December 31, 2018 the paid in kind interest rate was 9%.

The Borrower is also responsible for certain other administrative fees and expenses. In connection with the execution of the Term Loan Agreement, the Borrower paid the Lenders a funding fee of $3.0 million, and paid certain Lenders a backstop fee of $2.0 million.

Forbes is able to voluntarily repay the outstanding term loans at any time without premium or penalty. Forbes is required to use the net proceeds from certain events, including but not limited to, the disposition of assets, certain judgments, indemnity payments, tax refunds, pension plan refunds, insurance awards and certain incurrences of indebtedness to repay outstanding loans under the Term Loan Agreement. Forbes may also be required to use cash in excess of $20.0 million to repay outstanding loans under the Term Loan Agreement. The Term Loan Agreement includes customary negative covenants for an asset-based term loan, including covenants limiting the ability of Forbes to, among other things, (i) effect mergers and consolidations, (ii) sell assets, (iii) create or suffer to exist any lien, (iv) make certain investments, (v) incur debt and (vi) transact with affiliates. In addition, the Term Loan Agreement includes customary affirmative covenants for an asset-based term loan, including covenants regarding the delivery of financial statements, reports and notices to the Agent. The Term Loan Agreement also contains customary representations and warranties and event of default provisions for a secured term loan.

Amendment to Term Loan Agreement and Joinder

In connection with the Cretic acquisition, on November 16, 2018, Forbes, as a guarantor, FES LLC, as borrower, and certain of their subsidiaries, as guarantors, entered into Amendment No. 1 to Loan and Security Agreement and Pledge and Security Agreement with the lenders party thereto and Wilmington Trust, National Association, as agent (the “Term Loan Agent”), pursuant to which the Term Loan Agreement, was amended to, among other things, permit (i) debt under the Revolving Loan Agreement (described below) and the liens securing the obligations thereunder, (ii) the incurrence of add-on term loans under the Term Loan Agreement in an aggregate principal amount of $10.0 million and (iii) the incurrence of one-year “last-out” bridge loans under the Term Loan Agreement in an aggregate principal amount of $50.0 million (the “Bridge Loan”).

In addition, on November 16, 2018, Cretic entered into joinder documentation pursuant to which it became a guarantor under the Term Loan Agreement and a pledgor under the Pledge and Security Agreement referred to in the Term Loan Agreement.

Revolving Loan Agreement

In connection with the Cretic Acquisition, on November 16, 2018, Forbes and certain of its subsidiaries, as borrowers, entered into a Credit Agreement (the “Revolving Loan Agreement”) with the lenders party thereto and Regions Bank, as administrative agent and collateral agent (the “Revolver Agent”). The Revolving Loan Agreement provides for $35.0 million of revolving loan commitments, subject to a borrowing base comprised of 85% of eligible accounts receivable, 90% of eligible investment grade accounts receivable (in each case, less allowance for doubtful accounts) and 100% of eligible cash. The loans under the Revolving Loan Agreement accrue interest at a floating rate of LIBOR plus 2.50%-3.25%, or a base rate plus 1.50%-2.25%, with the margin based on the fixed charge coverage ratio from time to time. Forbes is in violation of certain provisions of the Revolving Loan Agreement related to the Going Concern Opinion, which cause the loan to be in default. A limited waiver was obtained as described below, providing relief of this provision extending through June 30, 2020, of the requirement to provide an unqualified opinion of Forbes’ consolidated financial statements. Due to limitations on the waiver, which only included a time extension and not unconditional relief of providing an unqualified opinion from the independent auditors on Forbes’ financial statements, Forbes will not be able to remedy the violation once the waiver term expires, and there is no assurance that additional waivers can be obtained. As a result of Forbes’ violation of the Revolving Loan Agreement provisions and only a conditional waiver obtained, Forbes has recorded the outstanding balance of this note as a current liability as of December 31, 2019.

The Revolving Loan Agreement is secured on a first lien basis by substantially all assets of Forbes and its subsidiaries, subject to an intercreditor agreement between the Revolver Agent and the Term Loan Agent which provides that the priority collateral for the Revolving Loan Agreement consists of accounts receivable, cash and related assets, and that the other assets of Forbes and its subsidiaries constitute priority collateral for the Term Loan Agreement. At December 31, 2019, Forbes had $4.0 million in borrowings outstanding, $7.2 million in letters of credit outstanding and availability of $4.1 million. At December 31, 2018 Forbes had no borrowings outstanding and availability of $17.8 million.

February and March 2020 Revolving Loan Amendments, Term Loan Amendment and Term Loan Waiver

On February 3, 2020 Forbes and Regions Bank entered into an amendment to its Revolving Loan, effective December 31, 2019, which among other things, reinstated a minimum excess line availability covenant for the monthly periods from December 2019 through July 2020 and removed the requirement to test for the purpose of a financial covenant, the fixed charge coverage ratio for the monthly periods from December 2019 through June 2020.

On March 20, 2020, Forbes and certain of its subsidiaries, as borrowers, entered into the Third Amendment and Temporary Limited Waiver to Credit Agreement (the “March 2020 Revolving Loan Amendment”) with the lenders party thereto and the Revolver Agent. Pursuant to the March 2020 Revolving Loan Amendment, the requirement for Forbes to deliver an unqualified audit opinion for the fiscal year ended December 31, 2019 was waived until June 30, 2020 (the “Revolving Loan Agreement Temporary Waiver”). In addition, the commitments under the Revolving Loan Agreement were reduced from $35 million to $27.5 million, and interest under the Revolving Loan Agreement was increased from a range of LIBOR plus 2.50% to 3.25% or base rate plus 1.50% to 2.25% based on the fixed charge coverage ratio from time to time, to LIBOR plus 4.25% or base rate plus 3.25%.

On March 20, 2020, Forbes, as a guarantor, FES LLC, as borrower, and certain of their subsidiaries, as guarantors, obtained a corresponding waiver under the Term Loan Agreement for the requirement to deliver an unqualified audit opinion for the fiscal year ended December 31, 2019.

On March 23, 2020, Forbes, as a guarantor, FES LLC, as borrower, and certain of their subsidiaries, as guarantors, entered into Amendment No. 3 to Loan and Security Agreement (the “March 2020 Term Loan Amendment”) with the lenders party thereto and the Term Loan Agent. Pursuant to the March 2020 Term Loan Amendment, there will be no cross default to the Revolving Loan Agreement resulting from the expiration of the Revolving Loan Agreement Temporary Waiver.

5% Subordinated Convertible PIK Notes

On March 4, 2019, Forbes issued $51.8 million aggregate original principal amount of 5.00% Subordinated Convertible PIK Notes due June 30, 2020 (the “Forbes Convertible PIK Notes”). On March 4, 2019, Forbes, as Issuer, and Wilmington Trust, National Association, as Trustee, entered into an Indenture governing the terms of the PIK Notes.

The Forbes Convertible PIK Notes bear interest at a rate of 5.00% per annum. Interest on the PIK Notes will be capitalized to principal semi-annually in arrears on July 1 and January 1 of each year, commencing on July 1, 2019.

The Forbes Convertible PIK Notes are the unsecured general subordinated obligations of Forbes and are subordinated in right of payment to any existing and future secured or unsecured senior debt of Forbes, including debt incurred under the Term Loan Agreement and Revolving Credit Agreement. The payment of the principal of, premium, if any, and interest on the Forbes Convertible PIK Notes will be subordinated to the prior payment in full of all of Forbes’ existing and future senior indebtedness, including debt incurred under the Term Loan Agreement and the Revolving Credit Agreement. In the event of a liquidation, dissolution, reorganization or any similar proceeding, obligations on the Forbes Convertible PIK Notes will be paid only after senior indebtedness has been paid in full. Pursuant to the Indenture, Forbes is not permitted to (1) make cash payments to pay principal of, premium, if any, and interest on or any other amounts owing in respect of the Forbes Convertible PIK Notes, or (2) purchase, redeem or otherwise retire the Forbes Convertible PIK Notes for cash, if any senior indebtedness is not paid when due or any other default on senior indebtedness occurs and the maturity of such indebtedness is accelerated in accordance with its terms unless, in any case, the default has been cured or waived, and the acceleration has been rescinded or the senior indebtedness has been repaid in full.

The Indenture also provides that upon a default by Forbes in the payment when due of principal of, or premium, if any, or interest on, indebtedness in the aggregate principal amount then outstanding of $5.0 million or more, or acceleration of Forbes’ indebtedness so that it becomes due and payable before the date on which it would otherwise have become due and payable, and if such default is not cured or waived within 30 days after notice to Forbes by the trustee or by holders of at least 25% in aggregate principal amount of the Forbes Convertible PIK Notes then outstanding, the principal of, (and premium, if any) and accrued and unpaid interest on, the Forbes Convertible PIK Notes may be declared immediately due and payable.

The Forbes Convertible PIK Notes are redeemable in whole or from time to time in part at Forbes’ option at a redemption price equal to the sum of (i) 100.0% of the principal amount of the Forbes Convertible PIK Notes to be redeemed and (ii) accrued and unpaid interest thereon to, but excluding, the redemption date, which amounts may be payable in cash or in shares of Forbes common stock, (subject to limitations, if any, in the documentation governing Forbes’ senior indebtedness). If redeemed for Forbes common stock, the holder will receive a number of shares of Forbes common stock calculated based on the Fair Market Value of a share of Forbes common stock at such time, in each case less a 15% discount per share. The 15% discount represents an implied conversion premium at issuance which will be settled in common stock at the date of conversion. As such, the face value of the Forbes Convertible PIK Notes will be accreted to the settlement amount at June 30, 2020. For the year ended December 31, 2019, Forbes recorded $6.0 million in interest expense related to the accretion of the conversion premium.

The Indenture contains provisions permitting Forbes and the trustee in certain circumstances, without the consent of the holders of the Forbes Convertible PIK Notes, and in certain other circumstances, with the consent of the holders of not less than a majority in aggregate principal amount of the Forbes Convertible PIK Notes at the time outstanding to execute supplemental indentures modifying the terms of the Indenture and the Forbes Convertible PIK Notes as described. The Indenture also provides that, subject to certain exceptions, the holders of a majority in aggregate principal amount of the Forbes Convertible PIK Notes at the time outstanding may on behalf of the holders of all the Forbes Convertible PIK Notes waive any past default or event of default under the Indenture and its consequences.

The Indenture provides for mandatory conversion of the Forbes Convertible PIK Notes at maturity (or such earlier date as Forbes shall elect to redeem the Forbes Convertible PIK Notes), or upon a marketed public offering of Forbes common stock or a Change of Control, in each case as defined in the Indenture, at a conversion rate per $100 principal amount of Forbes Convertible PIK Notes into a number of shares of Forbes common stock calculated based on the Fair Market Value of a share of Forbes common stock at such time, in each case less a 15% discount per share.

Fair Market Value means fair market value as determined by (A) in the case of a marketed public offering, the offering price per share paid by public investors in such marketed public offering, (B) in the case of a Change of Control, the value of the consideration paid per share by the acquirer in the Change of Control transaction, or (C) in the case of mandatory conversion at the Maturity Date (or such earlier date as Forbes shall elect to redeem the Forbes Convertible PIK Notes), such value as shall be determined by a nationally recognized investment banking firm engaged by the Board of Directors of Forbes.

Effective November 14, 2019, each of Ascribe Capital and Solace, on behalf of each of their funds that is a holder of Forbes Convertible PIK Notes issued under the Indenture which in the aggregate hold $48.9 million of face value of the Forbes Convertible PIK Notes, agreed to extend the maturity date under the Indenture to November 30, 2020 of those Forbes Convertible PIK Notes (the “Excess PIK Notes”) for which there are not at June 30, 2020 sufficient authorized shares of Forbes common stock to effect the mandatory conversion of the Excess PIK Notes, after giving effect to the conversion of Forbes Convertible PIK Notes held by other holders of Forbes Convertible PIK Notes who have not agreed to a maturity date extension or conversion deferral. Each also agreed to defer the mandatory conversion feature under the Indenture for such Excess PIK Notes until after Forbes’ stockholders have authorized sufficient additional shares of Forbes common stock to permit such conversion.

Forbes used the gross proceeds of $51.8 million that it received from the issuance of the Forbes Convertible PIK Notes to repay all of the outstanding principal and accrued and unpaid interest on the Bridge Loan.

Interest on the Bridge Loan prior to its repayment accrued at a rate of 14% (5% cash interest plus 9% PIK interest). The payment obligations of the Borrower under the Bridge Loan have been fully satisfied as of March 4, 2019.

Based on the terms of the merger agreement, Forbes’ existing debt, including the Forbes Convertible PIK Notes, is expected to be repaid or converted, as applicable, in connection with the mergers.

Cash Flows

Forbes’ cash flows depend, to a large degree, on the level of spending by oil and gas companies’ development and production activities. Although the prices of oil and natural gas have recovered somewhat since the decline that began in 2014 and continued into 2016, completion activity again slowed for Forbes’ customer base in the fourth quarter of 2018 and has recently declined further during the last half of 2019 and into 2020 due to demand/supply imbalances, COVID-19 and the oil price war triggered by Russia and Saudi Arabia. These lower levels of activities will likely materially affect Forbes’ future cash flows.

	Year Ended December 31,
	2019	2018
Net cash provided by (used in) operating activities	$9,269	$(762)
Net cash provided by (used in) investing activities	1,508	(81,655)
Net cash provided by (used in) financing activities	(13,636)	55,093

Net decrease in cash, cash equivalents and cash – restricted	(2,859)	(27,324)
Cash, cash equivalents and cash – restricted:
Beginning of period	8,156	35,480

End of period	$5,297	$8,156

Cash flows from operating activities increased $10.0 million for the year ended December 31, 2019, as compared to the year ended December 31, 2018. The increase resulted of from working capital changes related to accounts receivable, offset by changes in accounts payable and accrued liabilities.

Cash flows from investing activities increased $83.2 million for the year ended December 31, 2019 as compared to the year ended December 31, 2018. The increase is related to proceeds from the sale of certain assets and insurance proceeds from assets for which there was a casualty loss, no significant business acquisitions in 2019, and fewer property and equipment purchases.

Cash flows provided by financing activities decreased $68.7 million for the year ended December 31, 2019, to a use of $13.6 million, as compared to the year ended December 31, 2018. During the year ended December 31, 2019, Forbes made $12.6 million in principal payments on Forbes’ term loan agreement, made $4.4 million in principal payments on Forbes’ Bridge Loan, made $5.0 million in payments for finance leases, and borrowed $4.0 million under the Revolving Loan Agreement.

Forbes’ current and future liquidity is greatly dependent upon its operating results. Forbes’ ability to continue to meet its liquidity needs is subject to and will be affected by cash utilized in operations, the economic or business environment in which it operates, weakness in oil and natural gas industry conditions, the financial condition of its customers and vendors, and other factors. Furthermore, as a result of the challenging market conditions Forbes continues to face, for the short term, Forbes anticipates continuing to use net cash in operating activities.

Capital Expenditures

Capital expenditures for the years ended December 31, 2019 and 2018 were $15.5 million and $21.9 million, respectively. Additions to Forbes’ fluid logistics segment were primarily purchases of vacuum trucks and light trucks offset by the sale of certain unused equipment. Additions to Forbes’ well servicing segment were for well service equipment and light trucks. Additions to Forbes’ coiled tubing segment were for light trucks, pumping and support equipment.

Off-Balance Sheet Arrangements

Forbes is often party to certain transactions that require off-balance sheet arrangements such as performance bonds, guarantees, operating leases for equipment, and bank guarantees that are not reflected in Forbes’ condensed consolidated balance sheets. These arrangements are made in Forbes’ normal course of business and they are not reasonably likely to have a current or future material adverse effect on Forbes’ financial condition, results of operations, liquidity, or cash flows. See Note 10 – Commitments and Contingencies to Forbes’ Annual Report on Form 10-K for the year ended December 31, 2019.

Critical Accounting Policies and Estimates

Forbes’ accounting policies are more fully described in Note 4 – Summary of Significant Accounting Policies to Forbes’ Consolidated Financial Statements. As disclosed in Note 4, the preparation of consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions about future events that affect the amounts reported in the consolidated financial statements and accompanying notes. Management reviews its estimates on an ongoing basis using currently available information. Changes in facts and circumstances may result in revised estimates, and actual results could differ from those estimates.

Forbes believes that the following discussion addresses Forbes’ most critical accounting policies, which are those that are most important to the portrayal of Forbes’ financial condition and results of operations and require management’s most difficult, subjective and complex judgments.

Estimated Depreciable Lives

A substantial portion of Forbes’ total assets is comprised of property and equipment, which totaled $125.4 million, representing 65.9% of total assets at December 31, 2019. Depreciation expense totaled $27.7 million and $29.3 million, which represented 11.9% and 14.4% of total operating expenses for the years ended December 31, 2019 and 2018, respectively. Given the significance of equipment to Forbes’ financial statements, the determination of an asset’s economic useful life is considered to be a critical accounting estimate. Each asset included in equipment is recorded at cost and depreciated using the straight-line method over the asset’s estimated economic useful life. The estimated economic useful life is monitored by management to determine its continued appropriateness.

Intangible Assets

Forbes’ major classes of intangible assets consisted of its customer relationships, trade names and one covenant not to compete.

Forbes’ expenses costs associated with extensions or renewals of intangible assets. There were no such extensions or renewals in the years ended December 31, 2019 and 2018. Amortization expense is calculated using the straight-line method.

Long-Lived Assets

Forbes makes judgments and estimates regarding the carrying value of its long-lived assets, including amounts to be capitalized, estimated useful lives, depreciation and amortization methods to be applied, and possible impairment. Forbes evaluates its long-lived assets whenever events and changes in circumstances indicate the carrying amount of its net assets may not be recoverable due to various external or internal factors. When an indicator of possible impairment exists, Forbes uses estimated future undiscounted cash flows to assess recoverability of its long-lived assets. These cash flow projections require Forbes to make judgments regarding long-term forecasts of future revenue and costs related to the assets subject to review. These forecasts include assumptions related to the rates Forbes bills its customers, equipment utilization, equipment additions, staffing levels, pay rates, and other expenses. These forecasts also require assumptions about demand for Forbes’ products and services, future market conditions, and technological developments. Forbes evaluates their long-lived assets for recoverability and determined that no impairment was indicated at December 31, 2019.

Volatility in the oil and natural gas industry, which is driven by factors over which Forbes has no control, such as the COVID-19 virus, along with supply and demand dynamics and forecasted reductions in capital expenditures by operators and demand for oil are considered triggering events to test long-lived assets for recoverability during the first quarter of 2020. It is reasonably possible that the carrying value of certain assets may not be recoverable, and any related impairment could have a material adverse impact on Forbes’ financial position and results of operations.

Goodwill

During the third quarter ended September 30, 2019, Forbes adopted the guidance contained in ASU No. 2017-04, “Intangibles-Goodwill and Other ASC Topic 350: Simplifying the Test for Goodwill Impairment,” which removes the step 2 requirement to perform a hypothetical purchase price allocation to measure goodwill impairment. Goodwill impairment is the amount by which Forbes’ reporting unit carrying value exceeds its fair value, not to exceed the recorded amount of goodwill. To estimate the fair value of Forbes’ invested capital, Forbes used both a market approach based on the guideline companies’ method (“Market Comparable Approach”), and an income approach based on a discounted cash flow analysis.

The Market Comparable Approach estimates fair value using market multiples calculated from a set of comparable public companies. In performing the valuations, significant assumptions utilized include unobservable Level 3 inputs including cash flows, long-term growth rates reflective of management’s forecasted outlook, and discount rates inclusive of risk adjustments consistent with current market conditions. Discount rates are based on the development of a weighted average cost of capital using guideline public company data, factoring in current market data and any Company specific risk factors. The value indicated by both methods was weighted to arrive at a concluded value.

Revenue Recognition

Forbes accounts for revenues under Accounting Standards Codification (ASC) Topic – 606 – Revenue from Contracts with Customers effective January 1, 2018, the core principle of which is that a company should recognize revenue to match the delivery of goods or services to customers to the consideration the company expects to be entitled in exchange for transferring goods or services to a customer.

Revenue is measured as consideration specified in a contract with a customer and excludes any sales incentives and amounts collected on behalf of third parties. Forbes recognizes revenue when it satisfies a performance obligation by providing service to a customer. Amounts are billed upon completion of service and are generally due within 30 days.

Forbes has its principal revenue generating activities organized into three service lines, well servicing, coiled tubing and fluid logistics. Forbes’ well servicing line consists primarily of maintenance, workover, completion, plugging and abandonment, and tubing testing services. Forbes’ coiled tubing line consists primarily of maintenance, workover and completion services. Forbes’ fluid logistics line provides supporting services to the well servicing line as well as direct sales to customers for fluid management and movement. Forbes generally establishes a master services agreement with each customer and provides associated services on a work order basis in increments of days, by the hour for services performed or on occasion, bid/turnkey pricing. Services provided under the well servicing, coiled tubing and the fluid logistics segments are short in duration and generally completed within 30 days.

The majority of Forbes’ contracts with customers in the well servicing, coiled tubing and fluid logistics segments are short-term in nature and are recognized as “over-time” performance obligations as the services are performed. Forbes applies the “as-invoiced” practical expedient as the amount of consideration Forbes has a right to invoice corresponds directly with the value of Forbes’ performance to date. Because of the short-term nature of Forbes’ services, which generally last a few hours to multiple days, Forbes does not have any contracts with a duration longer than one year that require disclosure. Forbes has no material contract assets or liabilities.

Forbes does not have any revenue expected to be recognized in the future related to remaining performance obligations or contracts with variable consideration related to undelivered performance obligations. There was no revenue recognized in the current period from performance obligations satisfied in previous periods. Forbes’ significant judgments made in connection with ASC 606 included the determination of when Forbes satisfies its performance obligation to customers and the applicability of the as invoiced practical expedient.

Allowance for Doubtful Accounts

The determination of the collectability of amounts due from Forbes’ customers requires it to use estimates and make judgments regarding future events and trends, including monitoring its customers’ payment history and current credit worthiness to determine that collectability is reasonably assured, as well as consideration of the overall business climate in which Forbes’ customers operate. Inherently, these uncertainties require Forbes to make frequent judgments and estimates regarding its customers’ ability to pay amounts due to it in order to determine the appropriate amount of valuation allowances required for doubtful accounts.

Income Taxes

Current and deferred net tax liabilities are recorded in accordance with enacted tax laws and rates. Valuation allowances are established to reduce deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized. In determining the need for valuation allowances, Forbes’ considered and made judgments and estimates regarding estimated future taxable income and ongoing prudent and feasible tax planning strategies. These estimates and judgments include some degree of uncertainty and changes in these estimates and assumptions could require Forbes to adjust the valuation allowances for Forbes’ deferred tax assets. The existence of reversing taxable temporary differences supports the recognition by Forbes of deferred tax assets. In the event that Forbes’ federal deferred tax assets exceed Forbes’ reversing taxable temporary differences, it is not more likely than not that those deferred tax assets would be realized due to Forbes’ lack of earnings history. Forbes maintains a full valuation allowance for its deferred tax assets.

Litigation and Self-Insurance

Forbes is self-insured under its Employee Group Medical Plan for the first $150 thousand per individual.

As of December 31, 2019, Forbes had a per occurrence $2.0 million deductible for general liability. Forbes has an additional premium payable clause under its lead of $10.0 million limit excess policy that states in the event losses exceed $2.0 million, an additional loss premium of 15% will be payable for losses in excess of $2.0 million. The additional loss premium is payable at the time when the insurers pay for the loss and will be payable over a period agreed by the insurers.

As of December 31, 2018, Forbes was self-insured with a retention for the first $250 thousand in general liability. Forbes had an additional premium payable clause under its lead $10.0 million limit excess policy that states in the event losses exceed $1.0 million, an additional loss premium of 15% to 17% will be payable for losses in excess of $1.0 million. The additional loss premium is payable at the time when the insurers pay for the loss and will be payable over a period agreed by the insurers.

Forbes maintains accruals in its consolidated balance sheets related to self-insurance retentions by using third-party actuarial data and claims history.

Forbes estimates its reserves related to litigation and self-insured risk based on the facts and circumstances specific to the litigation and self-insured risk claims and its past experience with similar claims. The actual outcome of litigation and insured claims could differ significantly from estimated amounts. These accruals are based on a third-party analysis developed using historical data to project future losses. Loss estimates in the calculation of these accruals are adjusted based upon reported claims and actual claim settlements.

In January 2020, a well control incident occurred on a producing well operated by a third party. Three fatalities and one injury are documented. Forbes was one of the contractors engaged to perform a workover operation on the subject well. Lawsuits have been filed against the operator of the well and the engaged contractors, including Forbes. Forbes will assert indemnification claims against the operator and the engaged contractors. Forbes is cooperating with regulatory investigations, which are in early stages, and as a result, is unable to estimate a possible range of loss, if any, at this time.

Recently Issued Accounting Pronouncements

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”, or ASU 2016-13, which introduces a new impairment model for financial instruments that is based on expected credit losses rather than incurred credit losses. The new impairment model applies to most financial assets, including trade accounts receivable. The amendments in ASU 2016-13 are effective for interim and annual reporting periods beginning after December 15, 2019 with early adoption permitted for annual periods beginning after December 15, 2018. In May and April 2019, the FASB issued ASU No. 2019-05 and ASU No. 2019-04, “Codification Improvements to Topic 326, Financial Instruments – Credit Losses” which further clarifies the ASU 2016-13. In November 2019, the FASB issued ASU No. 2019-10 “Financial Instruments – Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842)” which delayed, for smaller reporting companies, the mandatory effective date for interim and annual reporting periods beginning after December 15, 2022. Forbes is currently in the process of evaluating the impact of adoption on its consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04, “Intangibles – Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment”, or ASU 2017-04, which addresses concerns over the cost and complexity of the two-step goodwill impairment test by removing the second step of the test. An entity will apply a one-step quantitative test and record the amount of goodwill impairment as the excess of a reporting unit’s carrying amount over its fair value, not to exceed the total amount of goodwill allocated to the reporting unit. The new guidance does not amend the optional qualitative assessment of goodwill impairment. ASU 2017-04 will be effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. During the third quarter of 2019, Forbes adopted the guidance contained in ASU No. 2017-04 which removes the step 2 requirement to perform a hypothetical purchase price allocation to measure goodwill impairment. Goodwill impairment is the amount by which Forbes’ single reporting unit carrying value exceeds its fair value, not to exceed the recorded amount of goodwill. To estimate the fair value of Forbes’ equity, Forbes used both a market approach based on the guideline companies’ method (“Market Comparable Approach”), and an income approach based on a discounted cash flow analysis.

In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement” which eliminates, adds and modifies certain disclosure requirements for fair value measurements as part of its disclosure framework project. The guidance is effective for all entities in fiscal years beginning after December 15, 2019, and interim periods within those fiscal years, and early adoption is permitted. Forbes determined that the adoption of this standard as of January 1, 2020 would not have a material impact on its financial statements.

GOVERNANCE AND MANAGEMENT OF ARITA

Directors and Executive Officers of Arita

Upon consummation of the mergers, (1) Superior’s current Chief Executive Officer and President, David D. Dunlap, will become Chairman and Chief Executive Officer of Arita, (2) Brian K. Moore, Superior’s current Executive Vice President of Corporate Services will become Chief Operating Officer of Arita, and (3) Justin Boyd, Superior’s current President of U.S. Onshore Services, will become Vice President of Operations of Arita. Mr. Dunlap is expected to serve as Chairman of a four-person board of directors, with the other independent board members to be identified at the consummation of the mergers. Additional members of senior management of Arita are expected to be appointed at the time of the mergers.

Name	Age	Position with Arita
David D. Dunlap	58	Chairman of the Board of Directors and Chief Executive Officer

Brian K. Moore	63	Chief Operating Officer

Trevor Turbidy	52	Director Nominee

John Rynd	62	Director Nominee

David D. Dunlap. Upon consummation of the mergers, Mr. Dunlap will become the Chief Executive Officer & President of Arita and Chairman of Arita’s board of directors. Since 2010, Mr. Dunlap has served as the Chief Executive Officer & President of Superior and as a member of its board of directors. From 2007 until he joined Superior in 2010, Mr. Dunlap served as Executive Vice President – Chief Operating Officer of BJ Services Company (BJ Services), a renowned well services provider. He joined BJ Services in 1984 as a District Engineer. Prior to 1995, he served as Vice President – Sales for the Coastal Division of North America and U.S. Sales and Marketing Manager of BJ Services. Prior to being promoted to Executive Vice President – Chief Operating Officer of BJ Services, Mr. Dunlap held the position of Vice President – International Division from 1995 to 2007. For more than 30 years, Mr. Dunlap has worked and held leadership positions in the oil and gas industry. Under his direction, both Superior and BJ Services significantly expanded their domestic and international operations. Mr. Dunlap’s extensive domestic industry knowledge and strategic vision will make him a valuable member of Arita’s leadership team and uniquely positions him to lead the board in the successful implementation of Arita’s business strategy.

Brian K. Moore. Upon consummation of the mergers, Mr. Moore will become the Chief Operating Officer of Arita. Since 2012, Mr. Moore has served as the Executive Vice President of Superior. Throughout his career at Superior, Mr. Moore held numerous leadership roles, including the Executive Vice President of Corporate Shared Services and Executive Vice President of the North American Services including Well Services, Fluid Management and Hydraulic Fracturing operations. He also served as President and Chief Operating Officer of Complete Production Services, Inc. (Complete) from 2007 until Superior merged with Complete in 2012. During his tenure at Complete, he served as Director, President and Chief Executive Officer of Integrated Production Services, Inc. (IPS). Prior to joining IPS, Mr. Moore served as the General Manager of Oilfield Services for the U.S. Land Central Region for Schlumberger and General Manager of Coiled Tubing Operations for Camco International, Inc. Mr. Moore has over 40 years of experience in the oil and gas industry. His strong operational expertise, industry knowledge, strategic planning and implementation experience will make him a valuable member of Arita’s leadership team.

Trevor Turbidy. Upon consummation of the mergers, Mr. Turbidy will become an independent director of Arita. Since January 2020, Mr. Turbidy has served as the Chief Executive Officer of Drylet, LLC, a bioremediation technology company focused on waste-to-energy, industrial solids and wastewater. Mr. Turbidy formerly served as a director of several public oilfield services companies including Hi-Crush Proppants LLC from 2012 to 2018, Precision Drilling Corporation from 2007 to 2011, Grey Wolf, Inc from 2006 to 2008 and Trico Marine Services Inc. (“Trico”) from 2003 to 2007 and formerly served as a director of numerous private energy companies in the exploration and production, midstream and oilfield services industries. Prior to joining Drylet, from January 2017 to January 2020 Mr. Turbidy was a founding member of AEC Partners and prior to the formation of AEC Partners was an energy industry advisor for Avista Capital Partners from 2007 to 2016. At Avista, Mr. Turbidy was responsible for sourcing, executing and managing Avista’s energy-related investments focusing primarily on oilfield services and midstream companies. Prior to joining Avista Capital Partners in 2007, Mr. Turbidy was the CEO of Trico, an international provider of marine support vessel services to the offshore oil and gas industry. He led Trico’s successful turnaround from a financially distressed Gulf-oriented operator to a well-capitalized offshore services provider with operations in the North Sea, West Africa, Gulf of Mexico, Brazil, Mexico and Southeast Asia. Prior to his service at Trico, Mr. Turbidy spent over a decade with DLJ and Credit Suisse in their investment banking divisions where he focused on the energy sector, principally offshore and land drilling contractors, seismic service providers, oilfield equipment manufacturers, offshore support vessel providers, and exploration and production companies, as well as regional opportunities in the Southwest. Mr. Turbidy holds an AB in Economics from Duke University. We believe that Mr. Turbidy’s substantial management-level experience, together with his considerable knowledge of the energy industry as a whole, will be of great value to the board of directors of Arita.

John Rynd. Upon consummation of the mergers, Mr. Rynd will become an independent director of Arita. Mr. Rynd previously served as Chief Executive Officer of Tidewater Inc. from 2018 to 2019. Mr. Rynd previously served as Chief Executive Officer and President, and as a director of Hercules Offshore from 2008 through 2016. Mr. Rynd became Senior Vice President of Hercules Offshore and President of Hercules Drilling Company, LLC in October 2005. Prior to joining Hercules, Mr. Rynd worked at Noble Drilling Services Inc., a wholly owned subsidiary of Noble Corporation, a contract drilling company, as Vice President—Investor Relations from October 2000 to September 2005 and as Vice President—Marketing and Contracts from September 1994 to September 2000. From June 1990 to September 1994, Mr. Rynd worked for Chiles Offshore Corporation, a contract drilling company, including as Vice President—Marketing. We believe that Mr. Rynd’s substantial management-level experience, together with his considerable knowledge of the energy industry as a whole, will be of great value to the board of directors of Arita.

Director Independence

Arita’s board of directors will have three independent directors upon the closing of the mergers.

Committees of the Board of Directors

Arita’s board of directors will have a standing audit committee and nominating and corporate governance committee and may have a conflicts committee and such other committees as Arita’s board of directors shall determine from time to time.

Board Leadership Structure

Following the mergers, the chief executive officer of Arita will serve as the chairman of Arita’s board of directors. Arita’s board of directors will have no policy with respect to the separation of the offices of chairman of the board of directors and chief executive officer. Instead, that relationship is defined and governed by Arita’s amended and restated certificate of incorporation and amended and restated bylaws, which permits the same person to hold both offices.

Executive Sessions

Independent directors will generally meet in executive sessions after each regularly scheduled board meeting.

Board Role in Risk Oversight

Arita’s board of directors will have primary responsibility for assessing the major risks facing Arita and the options for their mitigation. The Arita audit committee will assist Arita’s board of directors in its risk oversight responsibilities by reviewing the policies that management will implement to monitor such exposures, including Arita’s financial risk exposures, and the implementation and effectiveness of Arita’s compliance programs.

Interested Party Communications

Any shareholder or interested party who wishes to communicate with members of Arita’s board of directors or with non-management directors after the consummation of the mergers will be able to do so by writing to them at Arita Energy, Inc. (formerly known as Spieth Newco, Inc.), 1001 Louisiana Street, Suite 2900, Houston, Texas 77002. Such communications should specify the intended recipient or recipients.

Code of Business Conduct and Ethics

Arita will adopt a Code of Business Conduct and Ethics for directors and employees designed to help directors and employees resolve ethical issues in an increasingly complex business environment. The Arita Code of Business Conduct and Ethics will apply to all directors and employees, including the Chief Executive Officer and the Chief Financial Officer.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act will require directors and executive officers of Arita, and persons who own more than 10% of a registered class of Arita, to file reports of ownership and changes in ownership of Arita Class A common stock with the SEC, and to furnish Arita with copies of the forms they file.

EXECUTIVE COMPENSATION OF ARITA

The following discussion sets forth certain executive compensation information for the individuals who will serve as executive officers of Arita following the closing of the mergers. The individuals who will serve as Arita’s executive officers (the “Arita Officers”) were, for 2019 and any relevant prior periods, officers or employees of Superior and provided some of their services with respect to NAM, although not all of these individuals were executive officers in 2019 or prior periods. For 2019, NAM was managed by Superior’s executive officers, some of whom will become Arita Officers. This discussion provides information regarding the material components of the 2019 executive compensation program for the Superior executive officers who will serve as Arita Officers following the closing of the mergers. We refer to these individuals below as our “named executive officers” and they are:

•	David D. Dunlap who will become Arita’s Chairman and Chief Executive Officer; and

•	Brian K. Moore who will become Arita’s Chief Operating Officer.

This discussion, which is presented in accordance with the SEC’s rules governing smaller reporting companies, is based solely on compensation paid by Superior for services to Superior (including NAM) in 2019. It does not reflect compensation paid by Arita or NAM or compensation for services exclusively for NAM. In 2019, Superior did not allocate compensation amounts between NAM and Superior’s other businesses. This discussion further may not reflect compensation programs that Arita may adopt for 2020 or any future years. Upon the closing of the mergers, the Arita Officers are expected to resign their employment with Superior and NAM and will become employees of Arita. The terms of their employment and any compensation programs that will be adopted following the completion of the mergers will be determined solely by Arita’s board of directors and may differ materially from the compensation elements, amounts and programs described below attributable to their tenure as executives of Superior.

2019 Summary Compensation Table

The following table sets forth information concerning the compensation of our named executive officers for services to Superior for the year ended December 31, 2019.

Name and Principal Position	Year	Salary ($)	Stock Awards ($) (1)	Option Awards ($) (2)	Non-Equity Incentive Plan Compensation ($) (3)	All Other Compensation ($) (4)	Total
David Dunlap President and Chief Executive Officer	2019 2018	850,000 850,000	1,111,800 1,274,999	637,484 1,274,998	2,204,756 3,092,224	226,460 195,366	5,030,500 6,687,587

Brian Moore Executive Vice President	2019 2018	501,925 501,925	328,221 376,442	188,215 376,446	724,163 998,774	204,298 206,997	1,946,821 2,460,584

(1)

Amounts in this column for 2019 reflect the full grant-date fair value of restricted stock units that Superior granted to Messrs. Dunlap and Moore during 2019, computed in accordance with ASC Topic 718, rather than the amounts paid to or realized by the named individual. For a discussion of valuation assumptions, see Note 6 to Superior’s consolidated financial statements included in Superior’s 2019 Annual Report for the fiscal year ended December 31, 2019.

(2)

The Black-Scholes option model is used to determine the grant date fair value of the options that Superior granted to Messrs. Dunlap and Moore; however, the actual pay values from the stock options will not compare or match to the values reported in the table above. For a discussion of valuation assumptions, see Note 6 to Superior’s consolidated financial statements included in Superior’s 2019 Annual Report for the fiscal year ended December 31, 2019.

(3)

Amounts disclosed for 2019 reflect the amount of the annual incentive plan payout received by Messrs. Dunlap and Moore ($929,756 and $347,713, respectively) and the amount of the aggregate cash payout of performance stock units with a performance period ending on the last day of 2019 ($1,275,000 and $376,450, respectively). Please see the “Narrative to the Summary Compensation Table” for more information regarding the annual incentive plan and performance stock units.

(4)

For 2019, the amount includes (i) Superior’s annual contributions to Messrs. Dunlap’s and Moore’s retirement account under the SERP and matching contributions to the Superior 401(k) plan, (ii) life insurance premiums paid by Superior and (iii) the value of perquisites, consisting of premium payments made under the ArmadaCare program, the provision of an automobile allowance, including fuel and maintenance costs, commuting expenses, as set forth below:

Name	SERP Contribution	401(k) Contribution	Life Insurance Premiums	ArmadaCare	Automobile and Commuting
David Dunlap	$181,222	$11,200	$1,278	$14,760	$18,000
Brian Moore	$172,356	$11,200	$1,278	$9,864	$9,600

NARRATIVE TO SUMMARY COMPENSATION TABLE

Base Salary

The named executive officers received a base salary to compensate them for services rendered to Superior. In establishing the base salaries for executives, Superior has historically targeted the median salaries of similarly-situated executives in Superior’s peer group and targeted to set base salaries at consistent levels for positions with similar responsibilities.

Annual Incentive Plan

In 2019, the purpose of Superior’s Annual Incentive Plan, or AIP, was to reward executives for achievement of annual financial and operational objectives. Although Superior’s compensation committee, or the “Superior Committee,” set annual incentive target levels that result in median payouts when performance objectives are met, Superior’s program provides executives with the opportunity to earn higher payments depending on the extent to which these performance objectives are achieved or exceeded.

AIP Parameters for 2019

In February 2019, the Committee approved the parameters of the 2019 AIP. Under the 2019 AIP, Superior executives were eligible to earn a payout based on a target percentage of their base salary. Superior’s AIP was designed to focus management’s attention on key financial and operational metrics that drive Superior’s performance, which are weighted as follows: 75% of the total payout is based on the achievement of an EBITDA target and 25% of the total payout is based on the Superior Committee’s assessment of Superior’s achievement of key quantitative operational metrics. The overall incentive payout ranges from 0% to 300% for Mr. Dunlap and 0% to 190% for Mr. Moore, in each case, of their target award opportunity based on these factors, and is subject to being reduced by up to 15% based on the Superior Committee’s evaluation of Superior’s safety performance.

Financial Metric: The Superior Committee determined to use EBITDA as the primary financial metric for the 2019 AIP. As a financial metric, EBITDA is closely linked to cash flow and encourages management to focus on improving efficiency from existing operations. The financial metric portion of the AIP provides for threshold, target and maximum payout levels, as a percentage of salary, based upon the achievement of 50%, 100% and 200% of the EBITDA target.

Operational Metrics: With respect to operational metrics, the Superior Committee established five key 2019 objectives: closely manage Superior’s general and administrative costs, days sales outstanding (“DSO”) and days payable outstanding (“DPO”) and generate free cash flow. The payout levels with respect to this portion of the AIP is determined based on below target, at target and above target achievements.

Safety Component: As in prior years, the Superior Committee could reduce the ultimate payout to each executive by up to 15% based on its assessment of Superior’s performance relative to various safety metrics and a grading system that makes up the executive team safety scorecard. The 2019 safety scorecard contained three results-oriented metrics that measure the number of safety incidents and five leading indicators that were designed to encourage behavior by Superior’s employees in order to decrease the number of safety incidents.

The possible total award payout levels for 2019 for each named executive officer, stated as a percentage of the officer’s base salary, are set forth in the table below.

Named Executive Officer	Minimum	Target	Maximum
David Dunlap	75%	150%	300%
Brian Moore	47.5%	95%	190%

The annual cash bonus amounts for 2019 performance are set forth above in the Summary Compensation Table in the column entitled “Non-Equity Incentive Plan Compensation.”

Long Term Incentive Compensation

In 2019, the purpose of Superior’s long-term incentive awards, or LTI Awards, was to focus executives of Superior on Superior’s long-term performance and alignment of their compensation with both Superior’s absolute and relative stock price performance. The Superior Committee granted each Mr. Dunlap and Mr. Moore 2019 LTI Awards with 65.7% of the LTI Award grant value in the form of performance stock units (“PSUs”), 21.8% in restricted stock units (“RSUs”), and 12.5% in stock options. Actual LTI Award grant amounts are determined by dividing the LTI Award grant value by the target payout of $100 per unit for PSUs, the grant date fair market value of Superior’s stock for RSUs and the ASC 718 grant date fair value for stock options.

The Superior Committee believed stock-based incentive awards were one of the best ways to align Superior’s executives’ interests with those of Superior’s stockholders. In addition, the terms of the PSUs reflect the Superior Committee’s belief that executive compensation should be tied directly to Superior’s financial and operational performance, including its stock price performance. The PSUs provided the named executive officers the opportunity to earn additional compensation based on Superior’s relative financial and operational performance, including its relative stock price performance.

The following table sets forth the LTI Award grant values Superior granted to our named executive officers in the 2019 fiscal year.

Named Executive Officer	2019 LTI % of Salary	Total Value Granted as PSUs	Total Value Granted as RSUs	Total Value Granted as Options	Total Value of 2019 LTI Awards
Mr. Dunlap	600	$3,350,700	1,111,800	637,500	5,100,000
Mr. Moore	300	$989,300	328,221	188,222	1,505,743

Structure of PSUs

For the PSUs granted for the 2019-2021 cycle, under both performance criteria, the maximum, target and threshold levels are met when Superior’s return on assets (“ROA”) and total shareholder return (“TSR”) are in the 75th percentile, 50th percentile and 25th percentile, respectively, as compared to the ROA and TSR of Superior’s peer group, as described in the following table:

Performance Level Relative to Performance Peer Group	Percent of Date-of-Grant Value of PSU Received for Relative ROA Level	Percent of Date-of-Grant Value of PSU Received for Relative TSR Level	Total Percent of Date-of- Grant Value of PSU Received
(Below 25th Percentile)	0%	0%	0%
Threshold (25th Percentile)	25%	25%	50%
Target (50th Percentile)	50%	50%	100%
Maximum (75th Percentile or above)	100%	100%	200%

The PSUs have a three year performance period, commencing January 1, 2019 and ending December 31, 2021, and will time-vest on December 31, 2021, subject to continued employment through the vesting date(s). Actual PSU performance results that fall in-between the “maximum,” “target” and “threshold” levels will be calculated based on a sliding scale. For purpose of determining Superior’s ROA rank in its peer group, Superior generates the results using income from operations data and net operating asset data derived from financial statements as reported by each peer company in their year-end annual report on Form 10-K, uniformly adjusted for any non-operational charges as determined by established, independent third-party financial data providers. All calculations are validated by the Superior Committee’s independent compensation consultant.

Payout of 2017-2019 PSUs

The PSUs granted for the 2017-2019 performance period will be paid out in cash to the PSU recipients in April 2020. The payout amounts are reflected in the “2019 Summary Compensation Table” under the column “Non-Equity Incentive Plan Compensation.”

Other Elements of Superior Compensation

Superior’s Supplemental Executive Retirement Plan (SERP)

The SERP provides retirement benefits to Superior’s executive officers and certain other designated key employees. The SERP is an unfunded, non-qualified defined contribution retirement plan and all contributions under the SERP are in the form of credits to a notional account maintained for each participant. Superior may elect to set aside funds in a rabbi trust to cover the benefits under the SERP, though the funds remain subject to the claims of Superior’s creditors.

Contributions:    Under the SERP, Superior generally makes annual contributions ranging from 2.5% to 25% of salary and annual cash bonus based on the participant’s age and years of service. Executives whose combined age and years of service was at least 55 as of December 31, 2008, receive higher annual contributions, ranging from 10% to 35% of base salary and annual cash bonus. The Superior Committee, in its sole discretion, may also make discretionary contributions to a participant’s SERP account.

Vesting:    A participant vests in his SERP account upon the earliest to occur of: (i) attaining six years of service (including service prior to the adoption of the SERP), upon which amounts in the SERP account vest in 20% annual increments provided the participant remains employed; (ii) attaining age 65; (iii) a change of control; (iv) becoming disabled; or (v) termination of the participant’s employment without cause by Superior. Regardless of their vested status, participants will forfeit all benefits under the SERP if they are terminated for cause or, if within 36 months after a termination without cause, engage in any activity in competition with any activity of Superior or inimical, contrary or harmful to the interests of Superior.

Earnings:    Following the end of each plan year, SERP credits are adjusted to reflect earnings on the average daily balance of the notional accounts during the year, at a rate of interest equal to Superior’s after-tax long-term borrowing rate for the year.

Payout: Upon separation from service from Superior, Messrs. Dunlap and Moore would be paid their vested SERP accounts in a lump sum during the seventh month after such separation from service.

Superior’s Nonqualified Deferred Compensation Plan (NQDC Plan)

The NQDC Plan provides an income deferral opportunity for executive officers and certain senior managers of Superior who qualify for participation, including Mr. Dunlap. Participants may also defer all or a portion of the common stock due upon vesting of RSU awards. The NQDC Plan is unfunded, but Superior may elect to set aside funds in a rabbi trust to cover the benefits under the plan, though the funds remain subject to the claims of Superior’s creditors.

Contributions:    Participants in the NQDC Plan may make an advance election each year to defer up to 75% of base salary, 100% of their annual bonus and 50% of the cash payout value of any PSUs. The Superior Committee, in its sole discretion, may provide a match of up to 100% of the deferrals; however, Superior has never elected to grant a match.

Vesting:    Participants are immediately 100% vested in their benefits under the NQDC Plan.

Earnings:    Participants may choose from a variety of investment options to invest their deferrals over the deferral period. Participants earn a rate of return on their NQDC Plan account that approximates the rate of return that would be provided by certain specified mutual funds that participants may designate from a list of available funds selected by the NQDC Plan administrative committee.

Payout:    For Mr. Dunlap, benefits will be paid in a lump-sum during the seventh month after a separation from service from Superior.

Health/Welfare Plans.

In 2019, Superior provided Messrs. Dunlap and Moore with an automobile allowance, including fuel and maintenance costs, and also reimbursed them for business travel, as well as for all deductibles, co-pays, and other out of pocket expenses associated with Superior’s health insurance program through a program called ArmadaCare, and provided them with other limited perquisites. These perquisites were intended to ensure that Messrs. Dunlap and Moore were able to devote their full business time to the affairs of Superior. The attributed costs of the personal benefits described above for Messrs. Dunlap and Moore for 2019 are included in the “2019 Summary Compensation Table.”

Employment Agreements

In 2019, Messrs. Dunlap and Moore were party to the same form of employment agreement with Superior. The initial term of each employment agreement was three years and the term automatically extended for an additional year on the second anniversary and each subsequent anniversary, unless prior written notice not to extend the term was provided by Superior or the named executive officer. The employment agreements entitled Messrs. Dunlap and Moore to (i) base salary, (ii) eligibility for annual incentive bonuses and LTI Awards as approved by the Superior Committee, (iii) participation in the retirement and welfare benefit plans of Superior and (iv) participation in Superior’s Change of Control Severance Plan, discussed below.

Termination due to Incapacity, No Cause, Good Reason without a Change of Control.    If, in 2019, (1) Superior terminated Messrs. Dunlap’s or Moore’s employment (a) due to incapacity or (b) without cause or (2) the named executive officer terminated his employment for good reason, as defined in the employment agreement, and the termination under (1)(b) or (2) was not due to a change of control, then Superior would have provided the named executive officer:

•

their base salary through the date of termination, any earned but unpaid cash incentive compensation for the preceding calendar year, any rights under the terms of equity awards and any medical or other welfare benefits required by law (the “Accrued Amounts”);

•	a lump sum payment equal to:
•	two times the sum of the named executive officer’s annual salary plus target annual bonus; and

•	the named executive officer’s pro-rated target annual bonus for the year of termination; and

•	company-paid healthcare continuation benefits for up to 24 months for the named executive officer and his spouse and/or family (the “Welfare Continuation Benefit”).

The payments and benefits described above (other than the Accrued Amounts) are subject to the named executive officer’s timely execution of a release of claims in favor of Superior.

Termination for No Cause or Good Reason with Change of Control.    If, in 2019, Messrs. Dunlap or Moore were terminated by Superior without cause or if they terminated their employment for good reason and the termination occurred within 6 months before or 24 months after a change of control, then Superior would have been required to pay or provide:

•	the Accrued Amounts;

•	a cash severance payment pursuant to the terms of Superior’s Change of Control Severance Plan described below;

•	a lump sum amount equal to the named executive officer’s pro-rated target annual bonus for the year of termination;

•	outplacement services for one year after termination at a cost of up to $10,000; and

•	the Welfare Continuation Benefit.

The payments and benefits described above (other than the Accrued Amounts) are subject to the named executive officer’s timely execution of a release of claims in favor of Superior. Superior does not provide excise tax gross-ups under the employment agreements or Change of Control Severance Plan discussed below.

Termination for Cause, Death or Without Good Reason.    If, in 2019, Messrs. Dunlap or Moore were terminated by Superior for cause, due to their death or by them without good reason, then Superior would have only been required to pay to the applicable named executive officer or his estate the Accrued Amounts.

Each employment agreement contained an indefinite confidentiality and protection of information covenant and a mutual non-disparagement covenant for one year after termination of employment. If, in 2019, Messrs. Dunlap or Moore were terminated by Superior for cause or if they resigned without good reason, they would have also been bound by a non-compete and non-solicitation covenant for one year after the date of such termination.

Change of Control Severance Plan.    In 2019, Messrs. Dunlap and Moore were each participants in Superior’s Change of Control Severance Plan and were eligible to receive certain cash severance payments upon a termination of employment without cause or for good reason that occurred within 6 months before or 24 months after a change of control. The potential severance payments due under the plan are determined as of the date of the change of control, based on a sharing pool that is calculated as a percentage of the transaction value (with the sharing pool increasing or decreasing as the transaction value increases or decreases, respectively). Superior does not provide excise tax gross-ups under Superior’s severance plan.

Expected Resignations from Employment with Superior

In connection with the consummation of the mergers, it is expected that Messrs. Dunlap and Moore will resign their employment with Superior. It is not expected that either named executive officer will receive severance or termination payments in connection with their resignation from Superior. Any new compensation arrangement which Messrs. Dunlap or Moore will become party to following the consummation of the mergers will be determined by the board of directors of Arita.

Outstanding Equity Awards at Fiscal Year-End

All of the outstanding equity and long-term incentive awards held by Arita’s expected named executive officers relate solely to the equity interests and performance of Superior. Arita will not assume responsibility for these awards. As of December 31, 2019, none of the expected named executive officers of Arita held any outstanding long-term or equity incentive awards in or related to Arita.

Director Compensation

Prior to the consummation of the mergers, Arita did not have an independent board of directors and did not pay any compensation to directors. Any compensation amounts (and the terms thereof) for Arita’s non-employee directors will be determined by Arita’s board of directors following the closing of the mergers. Upon the consummation of the mergers, the Arita board of directors will consist of four members, including Mr. Dunlap, who will serve as Chairman, Trevor Turbidy, John Rynd and one additional independent director who will be identified prior to the consummation of the mergers. Additional information about the directors and executive officers of Arita after consummation of the mergers is set forth in “ – Governance Structure and Management Positions” beginning on page 76.

DESCRIPTION OF ARITA’S LONG TERM INCENTIVE PLAN

The merger agreement provides that prior to the closing of the mergers, Arita will approve and adopt the Arita LTIP, the form and terms of which will be prepared and determined by Superior and Forbes.The Arita LTIP will further be approved by Forbes acting as the sole stockholder of Arita prior to the closing of the mergers.

The Arita LTIP provides for potential grants of: (i) incentive stock options qualified as such under U.S. federal income tax laws (“incentive options”); (ii) stock options that do not qualify as incentive stock options (“nonstatutory options” and, together with incentive options, “options”); (iii) stock appreciation rights (“SARs”); (iv) restricted stock awards (“restricted stock awards”); (v) restricted stock units (“restricted stock units” or “RSUs”); (vi) dividend equivalents; (vii) other stock or cash-based awards; and (viii) substitute awards (referred to collectively herein with the other awards as the “awards”). The vesting, exercise or settlement of awards may be subject to the achievement of one or more performance criteria selected by the Administrator (as defined below).

Eligibility

Arita’s and its affiliates’ employees, consultants and non-employee directors will be eligible to receive awards under the Arita LTIP.

Administration

Arita’s board of directors, or a committee thereof (as applicable, the “Administrator”), will administer the Arita LTIP pursuant to its terms and all applicable state, federal or other rules or laws. The Administrator will have the power to determine to whom and when awards will be granted, determine the amount of awards (measured in cash or in shares of Arita’s Class A common stock), proscribe and interpret the terms and provisions of each award agreement (the terms of which may vary), accelerate the vesting or exercisability of an award, delegate duties under the Arita LTIP and execute all other responsibilities permitted or required under the Arita LTIP.

Securities to be Offered

Subject to adjustment in the event of any distribution, recapitalization, split, merger, consolidation or similar corporate event, 470,430 shares of Arita’s Class A common stock will be available for delivery pursuant to awards under the Arita LTIP. If an award under the Arita LTIP is forfeited, settled for cash or expires without the actual delivery of shares, any shares subject to such award will again be available for new awards under the Arita LTIP.

Types of Awards

The Arita LTIP will allow for the Administrator to grant certain other types of awards, including the following:

Restricted stock units. RSUs are rights to receive Class A common stock, cash, or a combination of both at the end of a specified period. The Administrator may subject RSUs to restrictions (which may include a risk of forfeiture) to be specified in the RSU award agreement, and those restrictions may lapse at such times determined by the Administrator. Restricted stock units may be settled by delivery of Class A common stock, cash equal to the fair market value of the specified number of shares of Class A common stock covered by the RSUs, or any combination thereof determined by the Administrator at the date of grant or thereafter. Dividend equivalents on the specified number of shares of Class A common stock covered by RSUs may be paid on a current, deferred or contingent basis, as determined by the Administrator on or following the date of grant.

Options. Arita may grant options to eligible persons including: (i) incentive options (only to Arita’s or its subsidiaries’ employees) which comply with Section 422 of the Code; and (ii) nonstatutory options. The exercise price of each option granted under the Arita LTIP will be stated in the option agreement and may vary; however, the exercise price for an option must not be less than the fair market value per share of Class A common stock as of the date of grant (or 110% of the fair market value for certain incentive options). Options may be exercised as the Administrator determines, but not later than ten years from the date of grant. The Administrator will determine the methods and form of payment for the exercise price of an option (including, in the discretion of the Administrator, payment in Class A common stock, other awards or other property) and the methods and forms in which Class A common stock will be delivered to a participant.

SARs. A SAR is the right to receive a share of Class A common stock, or an amount equal to the excess of the fair market value of one share of the Class A common stock on the date of exercise over the grant price of the SAR, as determined by the Administrator. The exercise price of a share of Class A common stock subject to the SAR shall be determined by the Administrator, but in no event shall that exercise price be less than the fair market value of the Class A common stock on the date of grant. The Administrator will have the discretion to determine other terms and conditions of an SAR award.

Restricted stock awards. A restricted stock award is a grant of shares of Class A common stock subject to a risk of forfeiture, performance conditions, restrictions on transferability and any other restrictions imposed by the Administrator in its discretion. Restrictions may lapse at such times and under such circumstances as determined by the Administrator. Except as otherwise provided under the terms of the Arita LTIP or an award agreement, the holder of a restricted stock award will have rights as a stockholder, including the right to vote the Class A common stock subject to the restricted stock award or to receive dividends on the Class A common stock subject to the restricted stock award during the restriction period. The Administrator shall provide, in the restricted stock award agreement, whether the restricted stock will be forfeited upon certain terminations of employment. Unless otherwise determined by the Administrator, Class A common stock distributed in connection with a stock split or stock dividend, and other property distributed as a dividend, will be subject to restrictions and a risk of forfeiture to the same extent as the restricted stock award with respect to which such Class A common stock or other property has been distributed.

Dividend Equivalents. Dividend equivalents entitle a participant to receive cash or shares equal in value to dividends paid with respect to a specified number of shares of Arita’s Class A common stock. Dividend equivalents may be granted in connection with RSUs.

Other Stock or Cash-Based Awards. Other stock or cash-based awards are awards of cash, fully vested shares of Arita’s Class A common stock and other awards valued wholly or partially by referring to, or otherwise based on, shares of Arita’s Class A common stock. Other stock or cash-based awards may be granted to participants and may also be available as a payment form in the settlement of other awards, as standalone payments and as payment in lieu of base salary, bonus, fees or other cash compensation otherwise payable to any individual who is eligible to receive awards. The Administrator will determine the terms and conditions of other stock or cash-based awards, which may include vesting conditions based on continued service, performance and/or other conditions.

Substitute Awards. Awards may be granted in substitution or exchange for any other award granted under the Arita LTIP or under another equity incentive plan or any other right of an eligible person to receive payment from us. Awards may also be granted under the Arita LTIP in substitution for similar awards held for individuals who become participants as a result of a merger, consolidation or acquisition of another entity by or with Arita or one of its affiliates.

Performance Based Awards

The plan administrator may select performance criteria for an award to establish performance goals for a performance period. When determining performance goals, the plan administrator may provide for exclusion of the impact of an event or occurrence which the plan administrator determines should appropriately by excluded, including, without limitation, non-recurring charges or events, acquisitions or divestitures, changes in the corporate or capital structure, events unrelated to the business or outside of the control of management, foreign exchange considerations, and legal, regulatory, tax or accounting changes.

Prohibition on Repricing

Under the Arita LTIP, the plan administrator may not, except in connection with certain corporate transaction and events, without the approval of Arita’s stockholders, authorize the repricing of any outstanding option or SAR to reduce its price per share, or cancel any option or SAR in exchange for cash or another award when the price per share exceeds the Fair Market Value (as that term is defined in the Arita LTIP) of the underlying shares.

Certain Transactions

If any change is made to Arita’s capitalization, such as a stock split, stock combination, stock dividend, exchange of shares or other recapitalization, merger or otherwise, which results in an increase or decrease in the number of outstanding shares of Class A common stock, appropriate adjustments will be made by the Administrator in the shares subject to an award under the Arita LTIP. The Administrator will also have the discretion to make certain adjustments to awards in the event of a change in control, such as accelerating the vesting or exercisability of awards, requiring the surrender of an award, with or without consideration, or making any other adjustment or modification to the award that the Administrator determines is appropriate in light of such transaction.

Provisions of the Arita LTIP Relating to Director Compensation

The Arita LTIP provides that the Administrator may establish compensation for non-employee directors from time to time subject to the Arita LTIP’s limitations. the Arita LTIP is expected to provide that the sum of any cash compensation or other compensation and the grant date fair value (as determined in accordance with ASC 718, or any successor thereto) of any awards granted under the Arita LTIP as compensation for services as a non-employee director during any fiscal year may not exceed $400,000. The Administrator may make exceptions to this limit for individual non-employee directors in extraordinary circumstances, as the Administrator may determine in its discretion, provided that the non-employee director receiving such additional compensation may not participate in the decision to award such compensation or in other contemporaneous compensation decisions involving non-employee directors.

Plan Amendment and Termination

The Administrator may amend or terminate the Arita LTIP at any time; however, stockholder approval will be required for any amendment to the extent necessary to comply with applicable law or exchange listing standards. The Arita LTIP will remain in effect for a period of ten years (unless earlier terminated by Arita’s board of directors).

Clawback

All awards under the Arita LTIP will be subject to any clawback or recapture policy adopted by Artia , as in effect from time to time.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Interests of Certain Forbes Directors and Executive Officers

As described elsewhere in this proxy statement/prospectus, certain Forbes directors and executive officers, and their affiliates, have interests in and arising from the proposed mergers that are different from, or in addition to, and may conflict with the interests of other Forbes stockholders generally. For additional information regarding interests of certain Forbes directors and executive officers, see the section entitled “Merger Agreement – Interests of Certain Forbes Directors and Executive Officers in the Mergers” beginning on page 83 of this proxy statement/prospectus.

Related Party Transactions in Connection with the Mergers

Transition Services Agreement

As described elsewhere in this proxy statement/prospectus, Superior will enter into the Transition Services Agreement with Arita under which Superior will provide Arita with certain services for a limited time to help ensure an orderly transition following the mergers. For additional information regarding the Transition Services Agreement, see “The Merger Agreement – Transition Services Agreement.”

Stockholders and Registration Rights Agreement

As described elsewhere in this proxy statement/prospectus, At the closing of the mergers, Arita will enter into the Stockholders and Registration Rights Agreement with certain Major Shareholders which will govern the rights and obligations of the Major Shareholders with respect to Arita following the closing of the mergers. Pursuant to the Stockholders and Registration Rights Agreement, certain actions by Arita will require (i) so long as Superior holds at least 35% of the Arita common stock, the prior written consent of Superior and one other Major Shareholder (if there is at least one other Major Shareholder), and (ii) from the date that Superior ceases to own 35% of the Arita common stock, the prior written consent of at least two Major Shareholders (for so long as there are two or more Major Shareholders, and thereafter, the consent of the sole Major Shareholder). Each Major Shareholder will also have a consent right over any amendment to Arita’s organizational documents that would materially adversely affect the rights of such Major Shareholder disproportionately as compared to any other Major Shareholder. For additional information regarding the Stockholders and Registration Rights Agreement, see “The Merger Agreement – Stockholders and Registration Rights Agreement” beginning on page 103 of this proxy statement/prospectus.

Preferred Stock

As described elsewhere in this proxy statement/prospectus, under the Exchange and Contribution Agreement, pursuant to the Forbes Term Loan Contribution, immediately prior to the closing of the mergers, Forbes will cause the aggregate principal amount outstanding under the Term Loan Agreement, together with accrued interest thereon, that was held by Ascribe Capital and Solace and their respective affiliates immediately prior to the closing of the mergers, together with accrued interest thereon, to be contributed to Arita in exchange for approximately $30 million in newly issued Preferred Stock. For additional information regarding the Preferred Stock, see “The Merger Agreement – Preferred Stock” beginning on page 104 of this proxy statement/prospectus.

Separation Agreement

Prior to the effective time of the mergers, SESI will enter into the “Separation Agreement with Superior, Superior Energy Services-North America Services, Inc., New NAM, Inc., New Spieth, Inc. and SPN Well Services, Inc. setting forth the terms of the consolidation of the “Superior North American Business under the ownership of NAM as contemplated by the merger agreement.

Upon the terms and subject to conditions set forth in the Separation Agreement, the parties thereto, including SESI, will enter into a series of transactions to effectuate the NAM Restructuring such that, at the Separation Time, the Superior North American Business and the NAM Group (as defined herein) will be separated from the other businesses of Superior and consolidated under NAM. For additional information regarding the Separation Agreement, see “The Merger Agreement – Separation Agreement” beginning on page 108 of this proxy statement/prospectus.

Superior Related Party Transactions

As of December 31, 2019 Superior was not a party to any transactions requiring review by the audit committee of its board of directors or disclosure in Superior’s public filings with the SEC.

Other Forbes Related Party Transactions

Forbes incurred related party expenses, primarily related to lease rents, of $0.9 million and $1.1 million during the years ended December 31, 2019 and 2018, respectively.

In addition to such related party transactions above, Lawrence “Larry” First, a director of Forbes, serves as the Chief Investment Officer and Managing Director of Ascribe and Brett G. Wyard, also a director of Forbes, serves as a Managing Partner of Solace. Ascribe and/or one or more of its affiliates own approximately 23% of the outstanding Forbes common stock as of December 31, 2019, and is owed approximately $16.2 million of the aggregate principal amount of the Term Loan Agreement and approximately $28.7 million of the aggregate principle amount of the Forbes Convertible PIK Notes. Solace and/or one of its affiliates own approximately 17% of the outstanding Forbes common stock as of December 31, 2019, and is owed approximately $14.8 million of the aggregate principal amount of the term loan covered by the Term Loan Agreement and approximately $21.1 million of the aggregate principal amount of the Forbes Convertible PIK Notes.

Forbes Registration Rights Agreement

An affiliate of Solace and affiliates of Ascribe are parties to certain registration rights agreement by and among Forbes and certain stockholders of Forbes (the “Forbes Registration Rights Agreement”).

Pursuant to the Forbes Registration Rights Agreement, among other things, any holder that, together with such holder’s affiliates or, collectively, a “Demand Holder”, (i) beneficially owns at least 10% of the outstanding shares of Forbes common stock as of April 13, 2017 and (ii) continues to beneficially own at least 5% of the aggregate outstanding shares of Forbes common stock have the right to request Forbes to file with the SEC a registration statement, or a Demand Registration, on Form S-1, or a Long-Form Registration, or Form S-3, or a Short-Form Registration, of all or any portion of the Registrable Securities (as defined below) held by such holder. Notwithstanding the foregoing, Forbes is required to conduct no more than two Long-Form Registrations and an unlimited number of Short-Form Registrations for Demand Holders. Any Demand Holder may request that any offering conducted under a Long-Form Registration or a Short-Form Registration be underwritten.

The term “Registrable Securities” means at any time Forbes common stock held or beneficially owned by any party to the Forbes Registration Rights Agreement, including (i) any Forbes common stock issued pursuant to the Restructuring Support Agreement or upon the conversion, exercise or exchange, as applicable, of any other securities and/or interests issued pursuant to the Restructuring Support Agreement and (ii) any shares of Forbes common stock acquired in the open market or otherwise purchased or acquired by such person after April 13, 2017; provided, however, Registrable Securities shall irrevocably cease to constitute Registrable Securities upon the earliest to occur of: (i) the date on which such securities have been disposed of pursuant to an effective registration statement under the Securities Act; (ii) the date on which such securities have been disposed of pursuant to Rule 144 promulgated under the Securities Act; (iii) the date on which such securities have been transferred to any person, other than pursuant to terms of the Forbes Registration Rights Agreement; and (iv) the date on which such securities cease to be outstanding.

Pursuant to the Forbes Registration Rights Agreement Forbes filed a long form registration statement on Form S-1 on February 2, 2018, which was declared effective by the SEC on June 15, 2018. Pursuant to the Forbes Registration Rights Agreement, any Demand Holder may request to effectuate a shelf takedown off of such shelf by means of an underwritten public offering. Forbes, however, will not be obligated to effect an underwritten shelf takedown within 60 days after the pricing of a previous underwritten shelf takedown.

In the event Forbes proposes to file a Demand Registration or a Company-initiated registration statement with respect to a public offering of any class of Forbes’ equity securities other than a registration statement on Form S-8 or Form S-4, such registration a “Piggyback Registration”, Forbes must notify all Holders of Registrable Securities of its intention to effect such Piggyback Registration.

The Forbes Registration Rights Agreement includes customary indemnification provisions.

COMPARATIVE STOCK PRICES AND DIVIDENDS

Stock Prices

Shares of Forbes common stock are listed for trading on the OTCQX Best Market under the symbol “FLSS.” The following table sets forth the closing sales prices per share of Forbes common stock on the following dates:

•	December 17, 2019, the last full trading day prior to the public announcement of the mergers, and

•	, 2020, the last practicable trading day for which this information could be calculated prior to the filing of this proxy statement/prospectus.

	Forbes common stock		Forbes Adjusted (1)
December 17, 2019		$0.18		$0.063
, 2020	$		$

(1)

The adjusted per share data for Forbes common stock has been determined by multiplying the market price of a share of Forbes common stock on each of the dates by 0.35 and is presented for comparative purposes. The “Forbes Adjusted” value does not represent the value of the consideration that Forbes stockholders will receive per share as a result of the Forbes Merger.

Market Price Data

The following table sets forth the high and low sales prices per share of Forbes common stock for each quarterly period since May 19, 2017, the date Forbes’ common stock began trading on the OTCQX Best Market. For current price information, you should consult publicly available sources.

Calendar Period	High		Low
Twelve months ended December 31, 2018
First Quarter		$11.09		$9.25
Second Quarter		$13.20		$7.75
Third Quarter		$9.05		$5.00
Fourth Quarter		$5.50		$2.86
Twelve months ended December 31, 2019
First Quarter		$5.00		$2.90
Second Quarter		$5.00		$2.25
Third Quarter		$2.25		$0.60
Fourth Quarter		$0.60		$0.04
Twelve months ending December 31, 2020
First Quarter (through , 2020)	$		$

Market price data for Arita common stock is not available because Arita is currently a wholly owned subsidiary of Forbes, and shares of Arita common stock do not trade separately from shares of Forbes common stock.

Dividends

Forbes has never declared or paid any cash dividends on its common stock. Forbes is prohibited from paying a dividend by certain provisions in its term loan agreement and by the merger agreement.

The board of directors of Arita will determine the dividend policy of Arita after consummation of the mergers. As of the date of this document, there is no established trading market for Arita common stock, and shares of Arita common stock do not currently trade separately from shares of Forbes common stock. There can be no assurance that Arita will pay or continue to pay a dividend, and the timing, declaration, amount and payment by Arita of any dividend or distribution will be within the discretion of the board of directors of Arita.

SUBMISSION OF FUTURE STOCKHOLDER PROPOSALS

Future Proposals By Arita Stockholders

Assuming consummation of the Transactions, Arita stockholders will be entitled to present proposals for consideration at forthcoming meetings of Arita stockholders provided that they comply with the proxy rules promulgated by the SEC and the relevant provisions in Arita’s amended and restated bylaws. Assuming consummation of the Transactions, the deadline for submission of all stockholder proposals to be considered for inclusion in Arita’s proxy statement for its next annual meeting will be disclosed in a Form 10-Q or Form 8-K filed after the consummation of the mergers.

Future Proposals By Forbes Stockholders

Forbes does not expect to hold a 2020 annual general meeting of stockholders (“AGM”) if the mergers are consummated prior to June 30, 2020. If the mergers are not consummated prior to June 30, 2020, Forbes expects to hold a 2020 AGM and will provide notice of or otherwise publicly disclose the date on which the 2020 AGM will be held, which would be no later than June 30, 2020 if the mergers are not consummated before then.

Under Forbes’ amended and restated bylaws, if a stockholder is interested in submitting a proposed agenda item or a proposed resolution within the authority of stockholders to be presented at the 2020 AGM of shareholders (if held), the stockholder must meet the following requirements:

•

In general, to bring a matter before an annual meeting or to nominate a candidate for director, a stockholder must give notice of the proposed matter or nomination not less than 90 and not more than 150 days prior to June 7, 2019, the first anniversary date of the immediately preceding AGM.

•

If the date of the AGM is more than 30 days before or after such anniversary date, notice by the stockholder, to be timely, must be so delivered, or mailed and received, not less than 90 nor more than 150 days before such annual meeting or on or before the tenth day following the day on which public announcement of the date of such meeting was first made.

For more information regarding stockholder proposal submission requirements under Forbes’ amended and restated bylaws, see “Comparison of Stockholder Rights – Notice Requirements for Stockholder Nominations and Other Proposals.”

Pursuant to U.S. federal securities laws, if a stockholder wishes to have a proposed agenda item or a proposed resolution within the authority of stockholders included in Forbes’ proxy statement for the 2020 AGM (if held), the stockholder needs to follow the procedures outlined in Rule 14a-8 of the Exchange Act. If you wish to submit a proposal intended to be presented at the 2020 AGM (if held) pursuant to Rule 14a-8, your proposal must be received by Forbes no later than                     , and must otherwise comply with the requirements of Rule 14a-8 to be considered for inclusion in the 2020 proxy statement and form of proxy.

Any proposed agenda item or proposed resolution within the authority of Forbes stockholders under Forbes’ amended and restated bylaws or pursuant to Rule 14a-8 for Forbes’ 2020 AGM (if held) should be sent to the following address:

Forbes Energy Services Ltd.

3000 South Business Highway 281

Alice, Texas 78332

(361) 664-0549

FORBES SPECIAL MEETING

General Information

The Forbes board of directors has sent these proxy statement/prospectus materials to you to solicit your vote at the Forbes special meeting of stockholders. The meeting will begin promptly at             , local time on                     , at             .

Agenda

The	Forbes special meeting of stockholders will be held for the following purposes:

1.

to adopt the Agreement and Plan of Merger, dated as of December 18, 2019, as amended on February 20, 2020, among Superior Energy Services, Inc., New NAM, Inc., Forbes Energy Services Ltd., Arita Energy, Inc. (formerly known as Spieth Newco, Inc.), Spieth Merger Sub, Inc., and Fowler Merger Sub, Inc., a copy of which is attached as Annex A and incorporated into this proxy statement/prospectus;

2.

to amend the Forbes certificate of incorporation prior to the mergers in order to increase the authorized number of shares of Forbes common stock to 400 million shares in order to satisfy the obligations of Forbes upon a conversion of all outstanding Forbes Convertible PIK Notes in connection with the mergers;

3.	to consider and cast an advisory (non-binding) vote on specified compensation that may be received by Forbes’ named executive officers in connection with the mergers; and

4.

to transact such other business as may properly come before the meeting or approve the adjournment of the Forbes special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes cast at the Forbes special meeting to adopt the merger agreement.

These items are discussed in more detail in this proxy statement/prospectus.

Stockholders Entitled to Vote

Owners of Forbes’ common stock at the close of business on                     , 2020, are entitled to notice of and to vote at the Forbes special meeting of stockholders. At the close of business on                     , 2020, there were                      shares of Forbes’ common stock issued and outstanding. Each share of Forbes common stock entitles the holder to one vote on all matters submitted to a vote at the Forbes special meeting of stockholders and any adjournment or postponement of the meeting. A complete list of the Forbes stockholders entitled to vote will be available for examination at the meeting and for at least 10 days prior to the meeting at Forbes’ principal executive offices.

Quorum and Required Votes

A quorum of stockholders is necessary for a valid special meeting. The presence in person or by proxy of the holders of a majority of the outstanding shares of Forbes’ common stock as of the record date will constitute a quorum for the Forbes special meeting of stockholders. Under Forbes’ current amended and restated Bylaws and under Delaware law, abstentions and “broker non-votes” are counted as present in determining whether the quorum requirement is satisfied. A “broker non-vote” occurs when a broker holding Forbes shares for a beneficial owner does not vote on a particular proposal because the broker does not have discretionary voting power for that proposal and has not received instructions from the beneficial owner.

Adoption of the merger agreement and approval of the amendment to the Forbes certificate of incorporation requires the affirmative vote of a majority of the Forbes’ shares of common stock outstanding and entitled to vote as of the record date. “Broker non-votes” and abstentions will have the same effect as a vote against the merger proposal.

How to Vote

Because many stockholders cannot attend the Forbes special meeting of stockholders in person, it is necessary that a large number of stockholders be represented by proxy. If you hold your shares through a bank, broker, custodian or other record holder, please refer to your proxy card or voting instruction form or the information forwarded by your bank, broker, custodian or other record holder to see which options are available to you. If you are a stockholder of record of Forbes, you can vote your proxy by the following three methods:

•	over the Internet,

•	by calling a toll-free telephone number, or

•	by completing the enclosed proxy card and mailing it in the postage-paid envelope provided in these materials.

Where internet and telephone voting procedures are available for voting a proxy, procedures have been established to authenticate Forbes stockholders of record by use of a control number and to allow you to confirm that your instructions have been properly recorded.

You may receive more than one proxy card or voting instruction form depending on how you hold your shares. You should vote each proxy card or voting instruction form provided to you.

Revocation of a Proxy

If you are a stockholder of record of Forbes, a proxy may be revoked at any time before it is voted by (1) sending written notice of revocation to Forbes’ Corporate Secretary, (2) delivering a later dated proxy (by one of the methods described above) so that it is received prior to the Forbes special meeting of stockholders or (3) voting in person at the Forbes special meeting of stockholders. Other stockholders should follow the instructions provided by your bank, broker or other recordholder to revoke or change your vote.

The Forbes Corporate Secretary may be contacted at the following address: 3000 South Business Highway 281, Alice, Texas 78332.

Proxy Solicitation

This solicitation is made on behalf of the Forbes board of directors. Arita has agreed to each pay the costs and expenses of printing and mailing this proxy statement/prospectus and all fees paid to the SEC if the mergers are consummated. If the mergers are not consummated, then these costs, expenses and fees will be paid by Forbes. Proxies are being solicited by mail and may be solicited by telephone, facsimile, or in person by Forbes employees, who will not receive additional compensation for any such solicitation.                      has been retained to assist in the solicitation of proxies at a fee of approximately $            , plus reimbursement for out-of-pocket expenses. Forbes will also request brokers and other fiduciaries to forward proxy soliciting material to the beneficial owners of shares of Forbes’ common stock that are held of record by such brokers and fiduciaries and will reimburse their reasonable out-of-pocket expenses.

FORBES PROPOSAL 1

ADOPTION OF THE MERGER AGREEMENT

As discussed elsewhere in this proxy statement/prospectus, holders of Forbes common stock are considering adoption of the merger agreement. Holders of Forbes’ common stock should read carefully this proxy statement/prospectus, including the annexes, in its entirety for more detailed information concerning the merger agreement and the mergers. In particular, holders of Forbes’ common stock are directed to the merger agreement, a copy of which is included as Annex A to this proxy statement/prospectus. The Forbes board of directors considered many factors when making its determination. For more information, see “The Mergers – Forbes’ Reasons for the Mergers and Recommendation of the Forbes special committee and board of directors.”

THE FORBES BOARD OF DIRECTORS RECOMMENDS THAT STOCKHOLDERS VOTE

FOR

PROPOSAL 1 AS TO THE ADOPTION OF THE MERGER AGREEMENT.

FORBES PROPOSAL 2

AMENDMENT TO THE FORBES CERTIFICATE OF INCORPORATION TO INCREASE THE AUTHORIZED SHARES OF FORBES COMMON STOCK

This proxy statement/prospectus is being furnished to you as a stockholder of Forbes as part of the solicitation of proxies by the Forbes board of directors for use at the Forbes special meeting to consider and vote upon a proposal to amend the Forbes certificate of incorporation prior to the mergers to increase the authorized number of shares of Forbes common stock to              million shares in order to satisfy the obligations of Forbes upon a conversion of outstanding Forbes Convertible PIK Notes in connection with the mergers. The Forbes certificate of incorporation currently provides that the total number of shares of common stock which Forbes is authorized to issue is 40 million. The additional 400 million shares authorized would be a part of the existing class of Forbes common stock and, if issued, would have the same rights and privileges as the shares of Forbes’ common stock presently issued and outstanding. Approval by Forbes’ stockholder of the certificate of incorporation amendment proposal is a condition to completion of the mergers.

If the Forbes stockholders approve this proposal to amend the Forbes certificate of incorporation , Forbes expects to file a Certificate of Amendment with the Delaware Secretary of State to increase the number of authorized shares of its capital and common stock. Upon filing of the Certificate of Amendment with the Delaware Secretary of State, the first sentence of Article IV of Forbes’ certificate of incorporation will be amended and restated to read as follows:

The aggregate number of shares of all classes of stock which the Corporation shall have authority to issue is four hundred and one million (401,000,000) shares, of which four hundred million (400,000,000) will be shares of common stock, par value $.01 per share (“Common Stock”), and one million (1,000,000) of which will be shares of preferred stock, par value $.01 per share (“Preferred Stock”).

As of                    , 2020, Forbes had an aggregate of                shares of common stock issued and outstanding or reserved for issuance. Upon conversion of all outstanding Forbes Convertible PIK Notes, Forbes would issue up to                shares of common stock, resulting in                shares of common stock issued and outstanding or reserved for issuance, which represents approximately    % of Forbes’ authorized shares of common stock.

Other than the conversion of all outstanding Forbes Convertible PIK Notes, the Forbes board of directors has no immediate plans to issue additional shares of common stock or securities that are convertible into common stock.

THE FORBES BOARD OF DIRECTORS RECOMMENDS THAT STOCKHOLDERS VOTE

FOR

PROPOSAL 2 AUTHORIZING AN AMENDMENT TO THE FORBES CERTIFICATE OF INCORPORATION TO INCREASE THE AUTHORIZED SHARES OF FORBES COMMON STOCK.

FORBES PROPOSAL 3

ADVISORY VOTE ON SPECIFIED COMPENSATION

Forbes is seeking a non-binding advisory stockholder approval of the compensation of Forbes’ named executive officers that is based on or otherwise relates to the mergers as disclosed herein in “Interests of Certain Forbes Directors and Executive Officers in the mergers.” Forbes is requesting the Forbes stockholders’ approval, on an advisory (non-binding) basis, of specified compensation that may be payable to the Forbes named executive officers in connection with the mergers and therefore is asking stockholders to adopt the following resolution:

“RESOLVED, that the compensation that may be paid or become payable to Forbes’ named executive officers in connection with the mergers, as disclosed in the table in the section of the proxy statement/prospectus entitled “Interests of Certain Forbes Directors and Executive Officers in the mergers,” including the associated narrative discussion, and the agreements and plans pursuant to which such compensation may be paid or become payable, are hereby APPROVED.”

The advisory compensation proposal is a vote separate and apart from the vote to approve and adopt the merger agreement, and approval of such executive compensation is not a condition to completion of the mergers. Accordingly, you may vote to approve the advisory compensation proposal and vote not to approve and adopt the merger agreement and vice versa. Because the vote is advisory in nature only, it will not be binding on either Forbes or Arita. Accordingly, to the extent Forbes or Arita is contractually obligated to pay the compensation, the compensation will be payable to the named executive officers, subject only to the conditions applicable thereto, if the merger agreement is approved and adopted and the mergers are completed, regardless of the outcome of the advisory vote.

THE FORBES BOARD OF DIRECTORS RECOMMENDS THAT STOCKHOLDERS VOTE

FOR

PROPOSAL 3 AS TO THE APPROVAL, ON AN ADVISORY (NON-BINDING) BASIS, OF SPECIFIED COMPENSATION THAT MAY BE RECEIVED BY FORBES’ NAMED EXECUTIVE OFFICERS IN CONNECTION WITH THE MERGERS.

Other Matters to Come Before Forbes Special Meeting

No other matters are intended to be brought before the Forbes special meeting by Forbes, and Forbes does not know of any matters to be brought before the meeting by others. If, however, any other matters properly come before the meeting, the persons named in the proxy will vote the shares represented thereby in accordance with the judgment of management on any such matter.

Important

To ensure the representation of Forbes’ stockholders and a quorum for the transaction of business at the Forbes special meeting, including consideration of the adoption of the merger agreement, each Forbes stockholder is urged to please complete, sign, date and return the enclosed proxy card promptly or otherwise vote by using the toll-free number or visiting the website listed on the proxy card if eligible to do so.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION OF ARITA

On December 18, 2019, Superior, NAM, Forbes, Arita, Spieth Merger Sub, Inc., NAM Merger Sub and Forbes Merger Sub entered into the merger agreement to complete the mergers. Upon completion of the mergers, each of NAM and Forbes will become wholly owned subsidiaries of Arita and Arita will hold what today are NAM’s and Forbes’ independent businesses.

After giving effect to the mergers, Superior will own approximately 49.9% of Arita’s Class A common stock and 100% of Arita’s Class B common stock, which will collectively represent an approximate 65% economic interest in Arita, and former Forbes stockholders will own approximately 50.1% of the Arita Class A common stock, representing an approximate 35% economic interest in Arita. Forbes’ economic interest in Arita is subject to adjustment within certain parameters set forth in the merger agreement.

The following unaudited pro forma condensed combined financial information (“the unaudited pro forma statements”) combines the historical financial statements of NAM and Forbes after giving effect to the mergers using the acquisition method of accounting and incorporating preliminary estimates, assumptions and pro forma adjustments as described in the accompanying notes to the unaudited pro forma statements, such as:

•	Application of the acquisition method of accounting in connection with the mergers;

•	Adjustments to reflect financing arrangements entered into in connection with the mergers;

•	Effect of transaction costs incurred in connection with the mergers;

•	Adjustments to reflect entering into the Arita Credit Facility;

•	Adjustments to reflect $30.0 million of borrowings under the Arita Credit Facility; and

•	Adjustments to reflect the issuance of the Arita Senior Secured Notes.

The unaudited pro forma condensed combined balance sheet is presented as if the mergers and Exchange Financing had occurred on December 31, 2019, and the unaudited pro forma condensed combined statement of operations are presented as if the mergers and Exchange Financing had occurred on January 1, 2019.

The unaudited pro forma statements were prepared using: (i) NAM combined financial statements for the year ended December 31, 2019, which are included in this proxy statement/prospectus and (ii) Forbes’s consolidated financial statements for the year ended December 31, 2019 which are included in this proxy statement/prospectus.

NAM and Forbes have determined that NAM will be the accounting acquirer in the mergers based on the facts and circumstances outlined in “The Accounting Treatment.” Under the acquisition method of accounting, the purchase price is allocated to the underlying tangible and intangible assets and liabilities acquired based on their respective fair market values, with any excess purchase price allocated to goodwill. The pro forma purchase price allocation was based on the preliminary estimated enterprise value of Forbes. Following the effective date of the mergers, NAM expects to finalize the purchase price allocation after considering a detailed appraisal of Forbes’ assets. The final purchase price allocation may be materially different than that reflected in the pro forma purchase price allocation presented herein.

NAM is developing a plan to integrate the operations of Forbes after the mergers. In connection with that plan, management anticipates that certain non-recurring charges, such as operational relocation expenses and employee severance costs will be incurred in connection with this integration. Management cannot identify the timing, nature and amount of such charges as of the date of this proxy statement/prospectus. However, any such charge could affect the future results in the period in which such charges are incurred. The unaudited pro forma statements do not include the effects of the costs associated with any restructuring or other integration activities resulting from the mergers. The unaudited pro forma statements also do not include the realization of any cost savings from operating efficiencies, synergies or other restructuring activities which might result from the mergers.

The unaudited pro forma statements should be read in conjunction with the separate historical financial statements, accompanying notes and Management’s Discussion and Analysis of Financial Condition and Results of Operations of NAM and of Forbes that are included in this proxy statement/prospectus.

The unaudited pro forma statements are not intended to represent or be indicative of the combined results of operations or financial condition of Arita that would have been reported had the mergers been completed as of the dates presented, and further should not be taken as a representative of the future combined results of operations or financial condition of Arita.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

As of December 31, 2019

(in thousands)

	Historical		Pro Forma
ASSETS	NAM	Forbes	Adjustments		Arita

Current assets:
Cash and cash equivalents	$—	$5,224	(1,746	)(a)	$3,478
Restricted cash	—	73	—		73
Accounts receivable, net	93,806	27,091	—		120,897
Inventory and other current assets	35,755	12,903	—		48,658

Total current assets	129,561	45,291	(1,746)		173,106

Property, plant and equipment, net of accumulated depreciation	228,044	125,409	(11,221	)(b)	342,232
Operating lease right-of-use assets	30,165	6,235	—		36,400
Intangibles and other long-term assets, net of accumulated amortization	4,378	13,330	(12,339	)(b)	5,369

Total assets	392,148	190,265	(25,306)		557,107

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Accounts payable	$19,486	$9,366	$19,350	(c)	$48,202
Accrued expenses	34,941	17,244	—		52,185
Income taxes payable	10,997	—	—		10,997
Current portion of long-term debt	—	72,059	(72,059	)(d)	—
Current portion of asset retirement obligations	3,649	—	—		3,649

Total current liabilities	69,073	98,669	(52,709)		115,033

Long-term debt	—	62,636	219,065	(e)	281,701
Asset retirement obligations	4,649	—			4,649
Operating lease liabilities	19,080	4,759			23,839
Other long-term liabilities	3,247	245			3,492

Stockholders’ equity:
Common stock	—	55	(55	)(f)	—
Preferred stock	—	—	30,000	(g)	30,000
Additional paid in capital	—	150,892	(150,892	)(f)	—
Parent company investment	296,099	—	—		296,099
Retained deficit	—	(126,991)	(70,715	)(f)	(197,706)

Total stockholders’ equity	296,099	23,956	(191,662)		128,393

Total liabilities and stockholders’ equity	392,148	190,265	(25,306)		557,107

See accompanying notes to unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the Twelve Months Ended December 31, 2019

(in thousands)

	Historical		Pro Forma
	NAM	Forbes	Adjustments		Arita
External Revenues	$606,580	$188,422	$—		$795,002
Revenues-affiliates	2,006	—	—		2,006

Revenues	608,586	188,422	—		797,008

Cost of services and rentals (exclusive of depreciation, amortization and accretion)	464,600	159,597	—		624,197
Cost of services and rentals (exclusive of depreciation, amortization and accretion) – affiliates	1,573	—	—		1,573
Depreciation, amortization and accretion	69,246	29,404	(4,110	)(h)	94,540
General and administrative expenses	43,408	24,065	(2,061	)(i)	65,412
General and administrative expenses – affiliates	34,273	—	—		34,273
Reduction in value of assets	7,892	19,222	—		27,114

Loss from operations	(12,406)	(43,866)	6,171		(50,101)

Other income (expense):
Interest expense, net	—	(24,677)	(948	)(j)	(25,625)
Other income (expense)	51	—	—		51

Income (loss) from operations before income taxes	(12,355)	(68,543)	5,223		(75,675)
Income taxes expense (benefit)	8,489	(144)	1,097	(k)	9,442

Net income (loss)	$(20,844)	$(68,399)	$4,126		$(85,117)

Basis and diluted net loss per share of Class A and B common stock (l)					$(17.32)

See accompanying notes to unaudited pro forma condensed combined financial information.

Notes to Unaudited Pro Forma Condensed Combined Financial Information

Note 1. Preliminary Purchase Price Allocation

The unaudited pro forma condensed combined financial statements were prepared using the acquisition method of accounting with NAM being the acquirer of Forbes. The pro forma purchase price allocation was based on the preliminary estimated enterprise value of Forbes. Following the completion of the mergers, NAM expects to finalize the purchase price allocation after considering a detailed appraisal of the Forbes’ assets. The final allocation will be based upon valuations and other analysis for which there is currently insufficient information to make a definitive allocation. Accordingly, the purchase price allocation adjustments are preliminary and have been made solely for the purpose of providing unaudited pro forma condensed combined financial statements. The final purchase price allocation may be materially different than that reflected in the pro forma purchase price allocation presented herein. The following is the preliminary purchase price allocation related to the acquisition of Forbes (in thousands):

Current Assets	$45,291
PP&E	114,188
Other non-current assets	7,226
Current liabilities	(94,669)
Long-term debt	(66,636)
Non-current liabilities	(5,004)

Estimated fair value of net assets acquired	$396

Purchase price	$396

Note 2. Pro Forma Assumptions and Adjustments

(a)

To reflect the adjustment to cash for the retirement of Forbes’ outstanding debt, the payment of estimated transaction costs, and the debt issuance costs related to the financing arrangements as follows (in thousands):

Cash contributed by Superior	$13,000
Borrowing under ABL revolving facility	30,000
Forbes’s outstanding debt repayment	(31,506)
Estimated debt issuance costs related to financing arrangements	(6,125)
Estimated transaction costs	(7,115)

Pro forma adjustment to cash	$(1,746)

(b)

Adjustments to reflect Forbes’ property, plant and equipment and intangibles at their estimated fair value. Final purchase price adjustments may differ materially from the preliminary estimates presented herein.

(c)	Adjustment represents the accrual for estimated transaction costs.

(d)	and (e) To reflect pro forma adjustments related to repayment of Forbes’ debt and related financing transactions as follows (in thousands):

	Historical Forbes	Pay down/Conversion of Forbes’ Debt	New Debt	Arita Pro Forma Debt
Term loan agreement	$57,506	$(57,506)	$—	$—
PIK notes	58,646	(58,646)	—	—
Revolving loan agreement	4,000	(4,000)	—	—
Finance leases	10,045	—	—	10,045
Insurance notes	4,498	—	—	4,498
Issuance of Arita Senior Secured Notes	—	—	243,283	243,283
Borrowings under Arita Credit Facility	—	—	30,000	30,000
Increase in deferred financing costs	—	—	(6,125)	(6,125)

Total debt	$134,695	$(120,152)	$267,158	$281,701

Debt adjustments:
Debt settled with cash	$(31,506)
Debt exchanged for mandatory convertible preferred stock	(30,000)
Debt converted to equity	(58,646)
Issuance of new debt	267,158

Total impact on debt	147,006
Short term debt balance	72,059 (c)

Impact on long term debt	$219,065 (d)

(f)	Adjustments to reflect the elimination of Forbes’ historical stockholders’ equity and to record the impact of the mergers and related transactions to the combined retained earnings (in thousands):

Eliminate Forbes’ historical stockholders’ equity	$(23,956)
Net impact of pro forma adjustments	(167,706)

Pro forma adjustment to equity	$(191,662)

(g)

To reflect issuance of the mandatory convertible preferred stock with a term of three years and a 5% annual dividend rate. The convertible preferred shares will vote with Arita’s common stock as a single class on an “as-converted” basis.

(h)	To reflect pro forma depreciation and amortization expense adjustment as follows (in thousands):

Twelve Months Ended December 31, 2019
Net decrease to depreciation expense as a result of fair value adjustment to property, plant and equipment	$(2,478)
Decrease to amortization expense as a result of fair value adjustment to intangibles	(1,632)

Pro forma adjustment to depreciation and amortization	$(4,110)

The estimated useful lives of the property, plant and equipment acquired by major category are as follows:

Machinery and equipment	5 to 9 years
Buildings	5 to 30 years
Automobiles, trucks and trailers	5 to 10 years
Furniture and fixtures	3 to 15 years

(i)	Represents an adjustment to remove non-recurring charges for transactions costs incurred by Forbes for the twelve months ended December 31, 2019 related to the mergers.

(j)	To reflect pro forma interest expense adjustment as follows (in thousands):

Twelve Months Ended December 31, 2019
Interest expense associated with financing arrangements	$(25,145)
Eliminate interest expense associated with retirement of Forbes’ debt	24,197

Pro forma adjustment to interest expense	$(948)

Interest expense associated with financing arrangements represents interest expense at 9.75% per annum for the anticipated $243.3 million of Arita’s Senior Secured Notes and interest expense for the anticipated borrowings of $30.0 million under the Arita Credit Facility at a variable rate of 4.75% per annum. An estimated variable interest rate of 4.75% was determined based on the variable interest rate reflected in the credit agreement.

A 1% increase in variable interest rates would have increased such annual interest expense by approximately $0.3 million. Accordingly, Arita’s interest expense may increase as a result of interest rate fluctuations. The actual impact of a 1% increase would depend on the amount of variable rate debt outstanding, which is expected to fluctuate from time to time.

(k)

Represents an adjustment to reflect income tax expense related to income before income taxes generated by the pro forma adjustments. The tax expense for the twelve months ended December 31, 2019 is based on the U. S. statutory tax rate of 21%. Because the tax rate used for these pro forma financial statements is an estimate, it will likely vary from the actual rate in periods subsequent to the completion of the mergers and those differences may be material.

(l)

Pro forma net loss per share of Class A and Class B common stock is computed using the two-class method. Each holder of Class A common stock shall have the right to one (1) vote per share of Class A common stock, and shall be entitled to vote upon such matters and in such manner as provided by applicable law. Holders of Class B common stock shall not have any voting rights. The economic rights of each class are the same. As a result, the undistributed losses for each of the periods presented are allocated on proportionate basis. For each of the periods presented below, the net loss per share amounts are the same for Class A and Class B common stock because the holders of each class are entitled to equal per share dividends and distributions. Each share of Class B common stock automatically converts into one (1) fully-paid, nonassessable share of Class A common stock upon any transfer or disposition of such share of Class B common stock, or any legal or beneficial interest in such share, by Superior or its subsidiaries to any unaffiliated third party, whether or not for value and whether voluntary or involuntary or by operation of law. However, at the date of filing there will have been no conversions of common stock.

	Twelve Months Ended December 31, 2019
	Class A	Class B
Basic and diluted loss per share:
Net loss	$(59,463)	$(25,654)
Dividends on preferred stock	(1,048)	(452)

Net loss allocated to common shareholders	$(60,511)	$(26,106)
Weighted-average shares outstanding	3,493	1,507

Basic and diluted loss per share	$(17.32)	$(17.32)

ARITA QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Arita is exposed to market risks associated with changes in interest rates. Based on the amount of the variable interest rate debt outstanding as of December 31, 2019, including approximately $30.0 million of estimated pro forma outstanding borrowings under the Arita Credit Facility, a 1% increase in floating interest rates would have increased such annual interest expense by approximately $0.3 million. Accordingly, Arita’s interest expense may increase as a result of interest rate fluctuations. The actual impact of a 1% increase would depend on the amount of floating rate debt outstanding, which fluctuates from time to time.

DESCRIPTION OF ARITA CAPITAL STOCK

The following summary of the capital stock of Arita is subject in all respects to the applicable provisions of the Delaware General Corporation Law, or DGCL, and the restated certificate of incorporation of Arita to be in effect on the effective date of the mergers. A comparison of your rights before and after the proposed mergers is set forth in “Comparison of Stockholder Rights” beginning on page 189. Prior to the consummation of the mergers, Arita will adopt an amended and restated certificate of incorporation and amended and restated bylaws. The following discussion is a summary of the amended and restated certificate of incorporation and the amended and restated bylaws of Arita that will be in effect following the consummation of the mergers and is qualified in its entirety by reference to the forms thereof attached as Exhibits 3.3 and 3.4, respectively, to the original merger agreement, a copy of which is included as Annex A to this proxy statement/prospectus.

General

Upon consummation of the mergers, the total number of authorized shares of capital stock of Arita will consist of              million shares of Arita Class A common stock, par value one cent ($0.01) per share and              million shares of Arita Class B common stock, par value one cent ($0.01) per share.

Preferred Stock

The board of directors of Arita is authorized, subject to any limitations prescribed by law, to provide by resolution for the issuance of authorized and unissued shares of preferred stock in one or more series, and by filing a certificate pursuant to the applicable law of the State of Delaware, which certificate is referred to in this proxy statement/prospectus as a “preferred stock designation,” to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences, and rights, including voting rights and rights upon any liquidation of Arita, of the shares of each such series and any qualifications, limitations or restrictions thereof. The number of authorized shares of preferred stock may be increased or decreased (but not below the number of shares of preferred stock then outstanding) by the affirmative vote of the holders of a majority of the voting power of all of the then-outstanding shares of capital stock of Arita entitled to vote thereon, without a separate class vote of the holders of the preferred stock, or of any series thereof, unless a vote of any such holders is required pursuant to the terms of any preferred stock designation.

Common Stock

Class A Common Stock

For a description of the rights and preferences of holders of Arita Class A common stock in and to Arita’s dividends, the rights and privileges of holders of Arita Class A common stock under the Arita amended and related bylaws, including voting rights, please read “Comparison of Stockholder Rights” and “Information About Arita.”

Class B Common Stock

For a description of the rights and preferences of holders of Arita Class B common stock in and to Arita’s dividends, the rights and privileges of holders of Arita Class B common stock under the Arita amended and restated bylaws, including voting rights, please read “Comparison of Stockholder Rights” and “Information About Arita.”

The shares of Arita common stock to be issued in the mergers will be duly authorized, validly issued, fully paid and non-assessable. Except as otherwise required by applicable law and subject to the rights of the holders of any series of preferred stock, each registered holder of Arita Class A common stock will be entitled to one vote for each share of Arita Class A common stock held by such holder on each matter properly submitted to the stockholders of Arita for their vote; provided, however, that, except as otherwise required by applicable law, holders of common stock of Arita will not be entitled to vote on any amendment to the restated certificate of incorporation of Arita (including any preferred stock designation) that relates solely to the terms of one or more outstanding series of preferred stock if the holders of that affected series of preferred stock are entitled, either separately or together as a class with the holders of one or more other series of preferred stock, to vote thereon by law or pursuant to Arita’s amended and restated certificate of incorporation (including any preferred stock designation). The number of authorized shares of common stock may be increased or decreased (but not below the number of shares of common stock then outstanding) by the affirmative vote of the holders of a majority of the voting power of all of the then-outstanding shares of capital stock of Arita entitled to vote thereon, without a separate class vote of the holders of the common stock.

Subject to any preferential rights with respect to any series of outstanding preferred stock and any restrictions that may be imposed by instruments governing any indebtedness of Arita or its subsidiaries, holders of Arita common stock are entitled to receive dividends when and as declared by board of directors of Arita at its discretion out of legally available funds. On liquidation, dissolution, sale or winding up of Arita, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and satisfaction of preferential rights.

Provisions that Have or May Have the Effect of Delaying or Prohibiting a Change in Control

Under the Arita amended and restated certificate of incorporation, the Arita board of directors will have the full authority permitted by Delaware law to determine the voting rights, if any, and designations, preferences, limitations and special rights of any series of the preferred stock. The issuance of preferred stock could adversely affect the voting power of holders of Arita common stock and restrict their rights to receive payments upon the liquidation of Arita. Further, the Arita amended and restated certificate of incorporation provides that a director may be removed from office with or without cause. Subject to applicable law, however, if the board of directors were to establish a series of preferred stock and provide that series with the right to elect a director in the preferred stock designation, that director could be removed without cause only by the holders of a majority of the shares of that series of preferred stock.

Arita’s amended and restated certificate of incorporation provides that any action required or permitted to be taken by the stockholders must be effected at a duly called annual or special meeting and may not be taken by written consent.

The amended and restated bylaws of Arita further provide that special meeting of the stockholders of Arita may be called only by the Chairman of the Arita board of directors, the President of Arita, or by the Arita board of directors acting pursuant to a resolution adopted by a majority of the total number of authorized directors on the Arita board of directors (regardless of whether there exist any vacancies in the authorized directorships). Stockholders are not entitled to call special meeting of the stockholders of Arita.

The provisions of Arita’s amended and restated certificate of incorporation and bylaws (1) conferring on the Arita board of directors the full authority to issue preferred stock, (2) limiting the right to remove a director elected by the holders of any series of preferred stock, (3) requiring that stockholders act at a duly called meeting and (4) prohibiting stockholders from calling a special meeting, in certain instances could have the effect of delaying, deferring or preventing a change in control of Arita or the removal of existing management.

Limitation on Directors’ and Officers’ Liability

The amended and restated certificate of incorporation of Arita provides that a director of Arita will not be personally liable to Arita or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for any of the following:

•	any breach of the director’s duty of loyalty to Arita or its stockholders,

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

•	payments of unlawful dividends or unlawful stock repurchases or redemptions, or

•	any transaction from which the director derived an improper personal benefit.

Arita’s amended and restated certificate of incorporation further provides that if the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of Arita will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. Any repeal or modification of the limitation of the directors’ liability to Arita by the stockholders of Arita will not adversely affect any right or protection of a director of Arita existing at the time of such repeal or modification. Arita’s amended and restated certificate of incorporation and bylaws also provide that Arita will indemnify and advance expenses to its officers and directors to the fullest extent permitted by applicable law. The inclusion of these provisions in Arita’s amended and restated certificate of incorporation and amended and restated bylaws may have the effect of reducing the likelihood of derivative litigation against directors and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their fiduciary duty as a director, even though such an action, if successful, might otherwise have benefited Arita and the holders of Arita common stock.

COMPARISON OF STOCKHOLDER RIGHTS

NAM, Forbes and Arita are each incorporated under the laws of the State of Delaware. In accordance with the merger agreement, upon the consummation of the mergers, the former holders of NAM’s common stock, Forbes’ common stock and Forbes Convertible PIK Notes will receive the right to exchange their respective shares of common stock for Arita Class A common stock in accordance with their respective exchange ratios. Your rights as a stockholder of Arita will be governed by Delaware law, Arita’s amended and restated certificate of incorporation and the amended and restated bylaws of Arita. The following is a comparison of the material rights of Forbes’ stockholders and Arita’s stockholders under each company’s organizational documents and the Delaware statutory framework.

The forms of Arita’s amended and restated certificate of incorporation and amended and restated bylaws are included in this proxy statement/prospectus as Exhibits 3.3 and 3.4, respectively, to the merger agreement that is included as Annex A to this proxy statement/prospectus. Copies of the amended certificate of incorporation of Forbes and the amended and restated bylaws of Forbes were previously filed with the SEC. See “Where You Can Find More Information” on page 199. Although this summary covers the material differences between the rights of the groups of stockholders, this summary may not contain all of the information that is important to you and does not purport to be a complete discussion of stockholders’ rights. The identification of specific differences is not intended to indicate that other equally or more significant differences do not exist. The following description does not purport to be complete and is qualified by reference to Delaware law, the restated certificates of incorporation of each of Forbes and Arita and the amended and restated bylaws of each of Forbes and Arita.

Authorized Capital Stock
Forbes	Arita

41 million, of which (1) 40 million are shares of common stock, par value $0.01 per share, and (2) 1 million are shares of preferred stock, par value $0.01 per share.

Forbes stockholders are being asked to consider and vote upon an amendment of the Forbes certificate of incorporation prior to the mergers in order to increase the authorized number of shares of Forbes common stock to              in order to satisfy the obligations of Forbes upon a conversion of outstanding Forbes Convertible PIK Notes in connection with the mergers.

125 million, of which (1)              are shares of Class A common stock, par value of $0.01 per share, (2)              are shares of Class B common stock, par value $0.01 per share, and (3) 5 million are shares of preferred stock, par value $.01 per share.

Each share of Class B common stock automatically converts into one (1) fully-paid, nonassessable share of Class A common stock upon any transfer or disposition of such share of Class B common stock, or any legal or beneficial interest in such share, by Superior or its subsidiaries to any unaffiliated third party, whether or not for value and whether voluntary or involuntary or by operation of law.

Size of the Board of Directors
Forbes	Arita

Subject to the rights of the holders of preferred stock to elect additional directors under certain circumstances, the number of directors on the Forbes board of directors is at least five (5) and no more than (7) or such other number as may be determined from time to time by the Forbes board of directors

The number of directors is determined from time to time by resolution of the Arita board of directors. Arita will have four (4) directors upon the closing of the mergers.
Forbes currently has five (5) directors.

Removal of Directors
Forbes	Arita
Any director may be removed for cause by an affirmative vote by stockholders of a majority of the shares then entitled to vote on the election of directors; provided however that notice of any such meeting convened for the purpose of removing a director will contain a statement of the intention to remove the director and a summary of the basis for the proposed removal and be served on such director not less than 30 days before such meeting and at such meeting the director will be entitled to be heard on the motion for such director’s removal.

Arita’s amended and restated certificate of incorporation and amended and restated bylaws do not contain any special provisions regarding the removal of directors.

Under the DGCL, a director may be removed from office, with or without cause, by the holders of a majority of the shares entitled to vote at an election of directors.

Cumulative Voting
Forbes	Arita
None.	None.

Classes of Directors
Forbes	Arita
There are three (3) classes of directors, each class to be as nearly equal in number as possible. One class of directors is elected each year, and the term of each class of directors expires at the third (3rd) annual meeting of stockholders after their election by the stockholders.	All directors are elected annually and serve until each such director’s successor is elected and qualified.

Vacancies on the Board
Forbes	Arita
Vacancies, including as a result of an increase in the number of directors, may be filled by the affirmative vote of a majority of the remaining directors in office, though less than a quorum.	Vacancies, including as a result of an increase in the number of directors, are filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director.

Whenever the holders of any class of shares are entitled to elect one or more directors, any newly created directorships of such class to be filled as a result of an increase in the number of directors may be filled by the affirmative vote of a majority of the directors elected by such class or series then in office or by a sole remaining director so elected, or by vote of the holders of the outstanding shares of such class or series.

Board Quorum and Vote Requirements
Forbes	Arita
A majority of the entire number of directors constitutes a quorum. The act of the majority of directors present at a meeting at which there is a quorum constitutes action by the board of directors.	Same as Forbes.

Annual Meetings of Stockholders
Forbes	Arita
Date, time and place of the annual meeting is determined by the board of directors.	Date, time and place of the annual meeting is determined by the board of directors.
Written notice of the annual meeting must be given to stockholders personally, via mail, or via electronic transmission not less than ten (10) nor more than 60 days prior to the meeting, except in the event of a merger, conversion, consolidation in which the corporation is a constituent corporation, or the sale of all or substantially all of the assets of Forbes requiring stockholder approval, in which case notice must be given to stockholders at least twenty (20) days prior to the meeting.	Written notice of any meeting of the stockholders shall be either mailed or electronically transmitted to stockholders entitled to vote at such meeting not less than ten (10) nor more than sixty (60) days prior to the meeting.

Special Meetings of Stockholders
Forbes	Arita
Special meetings may be called by the Chief Executive Officer, the Chairman of the board of directors, or the board of directors. Additionally, so long as Ascribe and Solace (together with certain funds or accounts advised by them) own at least 25% of the issued and outstanding Forbes common stock entitled to vote at such meeting, a special meeting of the stockholders shall be called by the Secretary upon the written request a stockholder or stockholders holding at least 30% of the voting power of the issued and outstanding common stock entitled to vote at such meeting.

Special meetings may be called by the board of directors pursuant to a resolution adopted by the affirmative vote of a majority of the total number of directors which Arita would have if there were no vacancies, the Chair of the board of directors, or the President. Additionally, a special meeting of the stockholders shall be called at the written request of stockholders owning at least 20% of the entire capital stock of Arita issued and outstanding and entitled to vote not more than ninety (90) days after such request is received by the Secretary.

Notwithstanding the foregoing, a special meeting shall not be held if the board of directors calls for an annual meeting to be held within ninety (90) days after the Secretary receives the request for the special meeting and the board determines in good faith that the business of such annual meeting includes the business specified in the special meeting request.

Quorum Requirements for Stockholder Meetings
Forbes	Arita
A majority of the outstanding shares of voting stock, represented in person or by proxy, constitutes a quorum at any meeting of stockholders.	Same as Forbes.

Voting Standards
Forbes	Arita
Except as otherwise required by law, the affirmative vote of a majority of the votes cast at a meeting of stockholders constitutes the act of the stockholders in all matters other than the election of directors. Where the number of persons validly proposed for election or re-election as a director is greater than the number of directors to be elected, the persons receiving the most votes, up to the number of directors to be elected, are elected as directors.

Each holder of Class A common stock shall have the right to one (1) vote per share of Class A common stock, and shall be entitled to vote upon such matters and in such manner as provided by applicable law, and each holder of Class B common stock shall not have any voting rights, except as may be required by applicable law.

Except as otherwise required by law, the affirmative vote of a majority of votes cast at a meeting of stockholders constitutes the act of the stockholders in all matters other than the election of directors, who will be elected by a plurality of the votes cast.

Stockholder Action by Written Consent
Forbes	Arita
Stockholder action by written consent is not permitted.	Under the DGCL, any action that may be taken at any annual or special meeting of the stockholders may be taken by written consent of holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize such action at a meeting at which all shares entitled to vote thereon were present and voted.

Notice Requirements for Stockholder Nominations and Other Proposals
Forbes	Arita
To bring a matter before an annual meeting, including nominations of directors, a stockholder must give notice or the proposed matter or nomination not less than ninety (90) and not more than one hundred fifty (150) days prior to the one (1) year anniversary of the preceding annual meeting.

To bring a matter before an annual meeting, including nominations of directors, a stockholder must give notice of the proposed matter or nomination not less than ninety (90) and not more than one hundred twenty (120) days prior to the one (1) year anniversary of the preceding annual meeting.

If the annual meeting is more than thirty (30) days before or more than sixty (60) days after the anniversary date of the preceding annual meeting, the stockholder notice must be received not less than ninety (90) days prior to such annual meeting or, if later, not less than the tenth (10th) day following the day on which notice of the annual meeting was announced publically.

If the annual meeting is not within thirty (30) days before or thirty (30) days after the anniversary date of the preceding annual meeting, the stockholder notice must be received not less than ninety (90) and not more than one hundred fifty (150) days before such annual meeting or on or before the tenth (10th) day following the day on which notice of the annual meeting was announced publicly.

Takeover Restrictions
Forbes	Arita

The Forbes certificate of incorporation generally prohibits Forbes from engaging in significant business transactions (including a merger or consolidation) with a holder of 15% or more of Forbes’ stock (referred to as an interested stockholder) for a period of three (3) years after the interested stockholder becomes an interested stockholder, unless:

•  prior to the time the stockholder became an interested stockholder, the board approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•  upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation, excluding specified shares; or

•  at or subsequent to the time the stockholder became an interested stockholder, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Arita’s amended and restated certificate of incorporation does not contain any super-majority voting requirements governing mergers, consolidations, sales of substantially all of Arita’s assets, liquidations, reclassifications or recapitalizations.

Subject to certain exceptions, Section 203 of the DGCL generally prohibits public corporations from engaging in significant business transactions, including mergers, with a holder of 15% or more of the corporation’s stock, referred to as an interested stockholder, for a period of three (3) years after the interested stockholder becomes an interested stockholder. Arita has not opted out of Section 203.

Forbes has elected not to be governed by Section 203 of the DGCL.

Rights Plan
Forbes	Arita
Forbes has not adopted a rights plan.	Arita has not adopted a rights plan.

Amendments to the Certificate of Incorporation
Forbes	Arita
The certificate of incorporation can only be amended or repealed by the affirmative vote of the holders of at least 66 2/3% of the shares entitled to vote thereon. However, the affirmative vote of the holders of at least 80% of the shares entitled to vote thereon is required to amend or repeal the sections of the Forbes certificate of incorporation governing the number and classification of directors.

Arita’s amended and restated certificate of incorporation does not contain any special provisions regarding the approval of amendments to the amended and restated certificate of incorporation.

Under Delaware law, approval of a majority of the outstanding stock entitled to vote is required to amend a corporation’s certificate of incorporation.

However, the holders of Class A common stock shall not be entitled to vote on any amendment to Arita’s amended and restated certificate of incorporation which relates solely to the terms of outstanding Class B common stock, or any conversion thereof, if the holders of the affected Class B common stock are entitled to vote thereon.

Amendments to the Bylaws
Forbes	Arita
The board of directors is expressly empowered to adopt, amend or repeal the Forbes bylaws. In addition any amendment, repeal, or adoption of any provision inconsistent with Forbes’ bylaws by the Forbes stockholders requires the affirmative vote of at least 66 2/3% of the voting power of the issued and outstanding common stock entitled to vote generally in the election of directors, voting together as a single class.	Subject to the Stockholders and Registration Rights Agreement, the board of directors is expressly empowered to adopt, amend, or repeal Arita’s bylaws. In addition, after the Major Shareholders cease to own more than 50% of the voting power of the outstanding shares of common stock, Arita’s stockholders have the power to adopt, amend or repeal the bylaws upon the affirmative vote of 66 2/3% of the voting power of the then-issued and outstanding shares of voting stock with the power to vote at an election of directors, voting together as a single class.

Limitation of Personal Liability of Directors, Officers and Employees
Forbes	Arita

A director will not be personally liable to the company for monetary damages for breach of fiduciary duty as a director, except for liability:

•  for any breach of the director’s duty of loyalty to Forbes or its stockholders,

•  for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

•  for unlawful payment of dividends or unlawful redemptions or repurchases under Section 174 of the DGCL, or

•  for any transaction from which the director derived an improper personal benefit.

If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of Forbes will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

Same as Forbes.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT/DIRECTORS OF ARITA

The following table sets forth certain information regarding the beneficial ownership of Arita’s voting securities as of the close of the mergers:

•	each person who is known to be the beneficial owner of more than 5% of Arita’s voting securities;

•	each of Arita’s directors; and

•	each of Arita’s named executive officers and all of Arita’s executive officers and directors as a group.

Unless otherwise indicated, each person named below has an address in care of Arita’s principal executive offices and has sole power to vote and dispose of the shares of voting securities beneficially owned by them, subject to community property laws where applicable. The percentage of Arita Class A common stock beneficially owned is based on 3,493,014 shares of Arita Class A common stock issued and outstanding as of the closing date.

	Arita Class A Common Stock Beneficially Owned(1), (2)		Preferred Stock Beneficially Owned(1)			Voting Interest(3)
Name	Number	Percent(5)	Number		Percent	Percent
Executive Officers and Directors:
David D. Dunlap	—	*	—		*	—
Brian K. Moore	—	*	—		*	—
Trevor Turbidy	—	*	—		*	—
John Rynd	—	*	—		*	—
All directors and executive officers as a group (4 persons)	—	*	—		*	—

5% Stockholders:
Superior Energy Services, Inc.(5)	1,743,014	49.9	—		—	36.8
American Securities LLC(6)	923,149	39.4	*	*	52.1	33.2
Solace Forbes Holdings, LLC(7)	680,212	32.4	*	*	47.9	27.0

*	Indicates beneficial ownership of less than 1% of the total outstanding common stock.
**

At the closing of the mergers, Arita will issue an aggregate number of shares of Preferred Stock with an Original Liquidation Value (as defined in the Certificate of Designations) equal to the aggregate principal amount outstanding under the Term Loan Agreement held by the Ascribe Entities and Solace, together with accrued interest thereon, immediately prior to the closing of the mergers, which is approximately $30 million.

(1)

“Beneficial ownership” is a term broadly defined by the SEC in Rule 13d-3 under the Securities Exchange Act of 1934, as amended, and includes more than typical forms of stock ownership that is stock held in the person’s name. The rule generally provides that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days. The term also includes what is referred to as “indirect ownership,” meaning ownership of shares as to which a person has or shares investment or voting power. There are no shares outstanding that are subject to options, warrants, rights or conversion privileges exercisable within 60 days of as of the close of the mergers.

(2)	As of the closing of the mergers, 3,493,014 shares of Arita Class A common Stock will be issued and outstanding.
(3)

Holders of Preferred Stock vote on an “as-converted” basis with the holders of Arita Class A common stock on all matters submitted for a vote by the holders of Arita Class A common stock. In addition, the Preferred Stock votes as a separate class with respect to certain matters. The Preferred Stock are convertible into an aggregate of 1,250,000 shares of Arita Class A common stock pursuant to the terms and conditions of the Certificate of Designations.
(4)

The total number of shares of Arita Class A common stock outstanding used in calculating the percentage for each person assumes that the Preferred Stock beneficially owned by any such person are converted into Arita Class A common stock pursuant to the terms and conditions of the Certificate of Designations, but none of the Preferred Stock beneficially owned by other persons are converted into Arita Class A common stock.

(5)

Upon the closing of the mergers, pursuant to the operation of the merger agreement, New Spieth will receive 1,743,014 shares of Arita Class A common stock beneficially owned by Superior Energy Services, Inc. Its principal business address is 1001 Louisiana Street, Suite 2900, Houston, TX 77002.

(6)

Upon the closing of the mergers, pursuant to the operation of the merger agreement and the exchange and contribution agreement, Ascribe will receive 923,149 shares of Arita Class A common stock and 650,943 shares of Preferred Stock, which will vote with Arita Class A common stock on an “as-converted” basis, beneficially owned by American Securities LLC. Its principal business address is 299 Park Avenue, 34th Floor, New York, NY 10171.

(7)

Upon the closing of the mergers, pursuant to the operation of the merger agreement and the exchange and contribution agreement, Solace will receive 680,212 shares of Arita Class A common stock and 599,057 shares of Preferred Stock, which will vote with Arita Class A common stock on an “as-converted” basis, beneficially owned by Solace Forbes Holdings, LLC. Its principal business address is 11111 Santa Monica Boulevard, Suite 1275, Los Angeles, CA 90025.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT/DIRECTORS OF FORBES

The following table sets forth certain information regarding the beneficial ownership of Forbes’ voting securities as of December 31, 2019:

•	each person who is known to us to be the beneficial owner of more than 5% of Forbes’ voting securities;

•	each of Forbes’ directors; and

•	each of Forbes’ named executive officers and all of our executive officers and directors as a group.

Unless otherwise indicated, each person named below has an address in care of Forbes’ principal executive offices and has sole power to vote and dispose of the shares of voting securities beneficially owned by them, subject to community property laws where applicable.

Name	Common Stock Beneficially Owned(**) (1)		Percentage of Common Stock Beneficially Owned (%)
Executive Officers and Directors:
John E. Crisp	76,264		1.3
Lawrence A. First	—		*
Brett G. Wyard	—		*
Rome G. Arnold III	—		*
Paul S. Butero	—		*
L. Melvin Cooper	8,000		*
Steve Macek	17,280		*
All directors and executive officers as a group (7 persons)

5% Stockholders:
American Securities LLC	1,160,831	(2)	21
Solace Forbes Holdings, LLC	947,268	(3)	17.2
FMR LLC	581,246	(4)	10.5
Pacific Investment Management Company LLC	576,018	(5)	10.4

*	Indicates beneficial ownership of less than 1% of the total outstanding common stock.
**

“Beneficial ownership” is a term broadly defined by the SEC in Rule 13d-3 under the Securities Exchange Act of 1934, as amended and includes more than typical forms of stock ownership, that is, stock held in the person’s name. The term also includes what is referred to as “indirect ownership,” meaning ownership of shares as to which a person has or shares investment or voting power. There are no shares outstanding that are subject to options, warrants, rights or conversion privileges exercisable within 60 days of February 28, 2019.

(1)

On the Effective Date, pursuant to the operation of the Plan, the Forbes Energy Services Ltd. 2017 Management Incentive Plan, or the MIP, became effective. The types of awards that may be granted under the MIP include stock options, stock appreciation rights, restricted stock, restricted stock units, performance units, performance shares and other forms of stock based awards. The maximum number of Forbes common stock that may be issued or transferred pursuant to awards under the MIP is 750,000, which number may be increased with the approval of Forbes’ stockholders.

(2)

Based on information provided on Schedule 13D most recently filed with the SEC by Ascribe, reflecting shares of Forbes common stock beneficially owned by American Securities LLC, which has shared voting power of 1,160,831 shares of Forbes common stock. Its principal business address is 299 Park Avenue, 34th Floor, New York, NY 10171.

(3)

Based on information provided on Schedule 13D most recently filed with the SEC by Solace, reflecting shares of Forbes common stock beneficially owned by Solace Forbes Holdings, LLC, which has shared voting power of 947,268 shares of Forbes common stock. Its principal business address is 11111 Santa Monica Boulevard, Suite 1275, Los Angeles, CA 90025.

(4)

Based on information provided on Schedule 13G most recently filed with the SEC by FMR LLC, reflecting shares of Forbes common stock managed by direct or indirect subsidiaries of FMR LLC (the “Fidelity Entities”). Abigail P. Johnson is the chairman and chief executive officer of FMR LLC. Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B stockholders have entered into a stockholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the stockholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Entities advised by Fidelity Management & Research Company, a wholly owned subsidiary of FMR LLC, which power resides with the Fidelity Entities’ Boards of Trustees. Fidelity Management & Research Company carries out the voting of the shares under written guidelines established by the Fidelity Entities’ Boards of Trustees. FMR LLC’s address is 245 Summer Street, Boston, Massachusetts 02210.

(5)

Based on information provided on Schedule 13G most recently filed with the SEC by Pacific Investment Management Company LLC, reflecting shares of Forbes common stock beneficially owned by Pacific Investment Management Company LLC, which has sole voting power of 576,018 shares of Forbes common stock. Its address is 650 Newport Center Drive, Newport Beach, CA 92660.

LEGAL MATTERS

The validity of the Arita Class A common stock offered by this proxy statement/prospectus has been passed upon for Arita by Latham & Watkins LLP, Houston, Texas. Certain U.S. federal income tax consequences relating to the Forbes Merger will be passed upon for Forbes by Fried, Frank, Harris, Shriver & Jacobson LLP, Washington, D.C., and for Arita by Latham & Watkins LLP, Houston, Texas, respectively.

EXPERTS

The combined financial statements of North American Business of Superior Energy Services, Inc. as of December 31, 2019 and 2018, and for each of the years in the two-year period ended December 31, 2019, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Forbes as of December 31, 2019 and 2018 and for the years then ended included in this proxy statement/prospectus have been so included in reliance on the report of BDO USA, LLP, an independent registered public accounting firm (the report on the consolidated financial statements contains an explanatory paragraph regarding the ability of Forbes to continue as a going concern) appearing elsewhere in this proxy statement/prospectus, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

Forbes files reports, proxy statements and other information with the SEC as required by the Exchange Act. You can read Forbes’ SEC filings, including this proxy statement/prospectus, over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document Forbes files with the SEC at the SEC public reference room located at 100 F Street, N.E., Room 1580 Washington, D.C., 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also obtain copies of the materials described above at prescribed rates by writing to the SEC, Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549.

If you would like additional copies of this proxy statement/prospectus or if you have questions about the mergers or the proposals to be presented at the special meeting, you should contact us by telephone or in writing:

Attn: Corporate Secretary

Forbes Energy Services Ltd.

3000 South Business Highway 281

Alice, Texas 78332

Tel: (361) 664-0549

If you are a stockholder of Forbes and would like to request documents, please do so by                     , 2020, in order to receive them before the special meeting. If you request any documents from us, we will mail them to you by first class mail, or another equally prompt means.

All information contained in this proxy statement/prospectus relating to Forbes has been supplied by Forbes, all such information relating to Superior has been supplied by Superior, and all such information relating to Arita has been supplied by both Superior and Forbes. Information provided by either Forbes, Arita, or Superior does not constitute any representation, estimate or projection of any other party.

This document is a proxy statement/prospectus of Forbes for the Forbes special meeting. We have not authorized anyone to give any information or make any representation about the Forbes Merger, Forbes, Arita, or Superior that is different from, or in addition to, that contained in this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

North American Business of Superior Energy Services:

Opinion on the Combined Financial Statements

We have audited the accompanying combined balance sheets of North American Business of Superior Energy Services (the Company) as of December 31, 2019 and 2018, the related combined statements of operations and comprehensive loss, equity, and cash flows for each of the years in the two-year period ended December 31, 2019, and the related notes (collectively, the combined financial statements). In our opinion, the combined financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the combined financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the combined financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the combined financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

We have served as the Company’s auditor since 2019.

Houston, Texas

March 25, 2020

NORTH AMERICAN BUSINESS OF SUPERIOR ENERGY SERVICES, INC.

Combined Balance Sheets

December 31, 2019 and 2018

(in thousands)

	2019	2018
ASSETS
Current assets:
Cash and cash equivalents	$—	$50
Accounts receivable, net of allowance for doubtful accounts of $1,444 and
$1,057 at December 31, 2019 and 2018, respectively	93,806	150,242
Prepaid expenses	12,778	13,736
Inventory and other current assets	22,977	22,033

Total current assets	129,561	186,061

Property, plant and equipment, net of accumulated depreciation and accretion	228,044	362,302
Operating lease right-of-use assets	30,165	—
Intangible and other long-term assets, net of accumulated amortization	4,378	12,750

Total assets	$392,148	$561,113

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$19,486	$19,256
Accrued expenses	34,941	40,187
Income taxes payable	10,997	—
Current portion of asset retirement obligations	3,649	3,538

Total current liabilities	69,073	62,981

Operating lease liabilities	19,080	—
Asset retirement obligations	4,649	4,974
Deferred income taxes	—	2,508
Other long-term liabilities	3,247	2,627

Equity:
Parent company investment	296,099	488,023

Total equity	296,099	488,023

Total liabilities and equity	$392,148	$561,113

See accompanying notes to combined financial statements.

NORTH AMERICAN BUSINESS OF SUPERIOR ENERGY SERVICES, INC.

Combined Statements of Operations and Comprehensive Loss

Years Ended December 31, 2019 and 2018

(in thousands)

	2019	2018
Revenues:
Services	$509,204	$627,582
Rentals	97,376	103,393
Affiliates	2,006	6,558

Total revenues	608,586	737,533
Costs and expenses:
Cost of services (exclusive of depreciation, amortization and accretion)	419,654	537,240
Cost of rentals (exclusive of depreciation, amortization and accretion)	44,946	35,202
Cost of services—affiliates	1,573	3,410
Depreciation, amortization and accretion—services	58,167	105,885
Depreciation, amortization and accretion—rentals	11,079	17,239
General and administrative expenses	56,551	63,829
General and administrative expenses—affiliates	34,273	34,421
Gains on sales of assets	(13,143)	(14,100)
Reduction in value of assets	7,892	277,610

Loss from operations	(12,406)	(323,203)
Other income:
Other, net	51	207

Loss before income taxes	(12,355)	(322,996)
Income taxes	8,489	(18,596)

Net loss and comprehensive loss	$(20,844)	$(304,400)

See accompanying notes to combined financial statements.

NORTH AMERICAN BUSINESS OF SUPERIOR ENERGY SERVICES, INC.

Combined Statements of Equity

Years Ended December 31, 2019 and 2018

(in thousands)

Total Equity
Balance, December 31, 2017	$777,531
Net loss and comprehensive loss	(304,400)
Transfers to Parent, net	14,892

Balance, December 31, 2018	$488,023
Net loss and comprehensive loss	(20,844)
Transfers to Parent, net	(171,080)

Balance, December 31, 2019	$296,099

See accompanying notes to combined financial statements.

NORTH AMERICAN BUSINESS OF SUPERIOR ENERGY SERVICES, INC

Combined Statements of Cash Flows

Years Ended December 31, 2019 and 2018

(in thousands)

	2019	2018
Cash flows from operating activities:
Net loss	$(20,844)	$(304,400)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation, amortization and accretion	69,246	123,124
Right-of-use assets amortization	9,038	—
Deferred income taxes	(2,508)	(62,483)
Reduction in value of assets	7,892	277,610
Stock based compensation expense	6,549	10,575
Gains on sales of assets	(13,143)	(14,100)
Other reconciling items, net	(9,388)	(207)
Changes in operating assets and liabilities:
Accounts receivable	46,415	(3,778)
Inventory and other current assets	(1,524)	1,558
Accounts payable	2,643	(5,796)
Accrued expenses	(15,241)	4,284
Income taxes	10,997	—
Other, net	2,734	(8,291)

Net cash provided by operating activities	92,866	18,096

Cash flows from investing activities:
Payments for capital expenditures	(12,395)	(40,359)
Proceeds from sales of assets	97,108	17,936

Net cash provided by (used in) investing activities	84,713	(22,423)

Cash flows from financing activities:
Net transfers from (to) the Parent	(177,629)	4,317

Net cash provided by (used in) financing activities	(177,629)	4,317

Net change in cash and cash equivalents	(50)	(10)
Cash and cash equivalents at beginning of period	50	60

Cash and cash equivalents at end of period	$—	$50

Supplemental Disclosure of Cash Flow Information:
Cash Payments:
Income taxes paid (net of income tax refunds received)	$(375)	$(528)
Non-cash investing activity:
Capital expenditures included in accounts payable and accrued expenses	$1,213	$1,220

See accompanying notes to combined financial statements.

NORTH AMERICAN BUSINESS OF SUPERIOR ENERGY SERVICES, INC.

Notes to Combined Financial Statements

Years Ended December 31, 2019 and 2018

(1) Background and Basis of Presentation

Background

The North American Business of Superior Energy Services, Inc. is comprised of certain wholly-owned subsidiaries of Superior Energy Services, Inc, which are Complete Energy Services, Inc., Guard Drilling Mud Disposal, Inc., H.B. Rentals, L.C., SPN Well Services, Inc. and Warrior Energy Services Corporation. As used in this Report, the “Company” and “NAM” mean the North American Business. Any reference to “Superior Energy” refers to Superior Energy Services, Inc. (“Parent”) and its consolidated subsidiaries.

The Company serves oil and natural gas companies throughout North America and offers products and services with respect to the various phases of a well’s economic life cycle. The Company reports its operating results in two business segments: Well Services and Fluid Management.

Basis of Presentation

These combined financial statements reflect the historical financial position, results of operations and cash flows of the Company for the periods presented as historically managed by the Parent. The combined financial statements have been derived from the consolidated financial statements and accounting records of Superior Energy and have been prepared in conformity with accounting principles generally accepted in the United States (GAAP). The combined financial statements may not be indicative of the Company’s future performance and do not necessarily reflect what the financial position, results of operations, and cash flows would have been had the Company operated as an independent company during the periods presented.

Historically, Superior Energy has provided certain corporate functions to the Company. The combined statements of operations and comprehensive loss include costs for certain centralized functions and programs provided and administered by Superior Energy that include, but are not limited to, information technology, payroll, accounting shared services, cash management, financing, insurance, legal, executive management and related benefit costs. During the years ended December 2019 and 2018, $34.3 million and $34.4 million, respectively, were allocated to the Company. Such costs are included in general and administrative expenses—affiliates in the accompanying combined statements of operations and comprehensive loss.

Costs were allocated to the Company based on direct usage when identifiable or, when not directly identifiable, on the basis of proportional property, plant and equipment values, as applicable. Management considers the basis on which the expenses have been allocated to reasonably reflect the utilization of services provided to, or the benefit received by, the Company during the periods presented. However, the allocations may not reflect the expenses the Company would have incurred if it had been a standalone company for the periods presented. Actual costs that may have been incurred if the Company had been a standalone company would depend on a number of factors, including, but not limited to, the organizational structure, whether functions were outsourced or performed by employees, and strategic decisions made in areas such as information technology and infrastructure.

Superior Energy utilizes a centralized approach to cash management and financing its operations. The cash and cash equivalents held by Superior Energy at the corporate level are not specifically attributable to the Company and therefore have not been reflected in the combined balance sheets. Cash transfers between Superior Energy and the Company are accounted for through Parent company investment. Cash and cash equivalents in the combined balance sheets represent cash and cash equivalents held by legal entities or amounts otherwise attributable to the Company.

Superior Energy’s third-party long-term debt and the related interest expense have not been allocated to the Company for any of the periods presented as the Company was not the primary legal obligor of such debt.

All intracompany transactions have been eliminated. All transactions between the Company and Superior Energy have been included in these combined financial statements. Transactions between the Company and Superior Energy have not historically been settled in cash. The aggregate net effect of these transactions between the Company and Superior Energy have been reflected in the combined balance sheets in the line item Parent company investment and in the combined statements of cash flows as net transfers from (to) the Parent.

Recent Developments

Combination

On December 18, 2019, Superior Energy entered into a definitive merger agreement (the “Merger Agreement”) to divest NAM and combine it with Forbes Energy Services Ltd. (“Forbes”) to create a new, publicly traded consolidation platform for U.S. completion, production and water solutions (the “Combination”).

Under the terms of the Merger Agreement, NAM and Forbes will be merged into Arita Energy, Inc. (“Arita”), a newly formed company. At the closing of the Combination, Superior Energy will receive 49.9% of Arita’s issued and outstanding voting Class A Stock (the “Class A Stock”) and 100% of the issued and outstanding non-voting Class B Stock of Arita (the “Class B stock”), which will collectively represent an approximate 65% economic interest in Arita. Superior Energy’s and Forbes’ economic interests in Arita are subject to adjustment within certain parameters based on Forbes’ net debt position calculated at closing pursuant to the terms of the Merger Agreement. In addition, certain lenders under Forbes’ existing term loan (the “Forbes Term Loan”) will exchange their portion of the aggregate principal amount outstanding under the Forbes Term Loan for approximately $30.0 million in newly issued mandatory convertible preferred shares of Arita (the “Preferred Shares”), which will be entitled to cash dividends at a rate of 5% per annum, payable semi-annually, and, on the third anniversary of the closing of the Combination will be subject to mandatory conversion into shares of Arita’s Class A Stock. After giving effect to such conversion, Superior Energy would own an approximate 52% economic interest and Forbes’existing stockholders would own an approximate 48% economic interest in Arita.

The Combination has been unanimously approved by the Board of Directors of each of Superior Energy and Forbes and the special committee of the Board of Directors of Forbes. Arita filed a registration statement, including a proxy statement/prospectus, on February 12, 2020, pursuant to which, once it is declared effective by the Securities and Exchange Commission, Forbes will solicit proxies of its stockholders to approve the Combination at a special meeting of Forbes’ stockholders. However, certain stockholders of Forbes who will collectively own a majority of Forbes’ common stock on the record date for the Forbes special meeting have committed to vote the shares they beneficially own in favor of the Combination and have the ability to approve the Combination without the vote of any other stockholder of Forbes. On February 20, 2020, Superior Energy entered into an amendment to the Merger Agreement (the “Amendment”). The Amendment amends certain covenants, among other things, to account for the amended terms of the Exchange Offer.

Related Financing Transactions

As a condition of the Combination, SESI, L.L.C. (“SESI”), Superior Energy’s wholly owned subsidiary, consummated an offer to exchange (the “Exchange Offer”) up to $635.0 million of SESI’s previously outstanding $800.0 million aggregate principal amount of 7.125% Senior Notes due 2021 (the “Original Notes”) for up to $635.0 million aggregate principal amount of SESI’s 7.125% Senior Notes due 2021 (the “New Notes”) and conducted a concurrent consent solicitation (the “Consent Solicitation”) to amend the liens covenant in the indenture governing the Original Notes (the “Original Notes Indenture”) to permit the issuance of the Superior Secured Notes described below (the “Proposed Amendment”) upon the terms and subject to the conditions set forth in SESI’s offering memorandum and consent solicitation statement, dated as of January 6, 2020 (as amended by the press releases dated January 16, 2020, January 22, 2020, January 31, 2020, February 18, 2020,

February 19, 2020, February 20, 2020 and February 24, 2020 issued by the Company and Supplement No. 1 to the Offering Memorandum and Consent Solicitation, dated as of January 31, 2020 (the “Offering Memorandum”)). A supplemental indenture by and among SESI, the guarantors party thereto and the Bank of New York Mellon Trust Company, N.A., as trustee, related to the Proposed Amendment was executed on February 14, 2020. The Original Notes outstanding after the Exchange Offer are governed by the Original Notes Indenture, as amended by the Proposed Amendment, provided that the Proposed Amendment will only become operative immediately prior to the consummation of the Combination.

The Exchange Offer expired at 5:00 p.m., New York City time, on February 21, 2020, and $617.9 million aggregate principal amount of outstanding Original Notes were validly tendered for exchange and not withdrawn, representing 77.24% of the aggregate principal amount of Original Notes outstanding upon commencement of the Exchange Offer. SESI accepted all validly tendered Original Notes and issued $617.9 million aggregate principal amount of New Notes pursuant to an indenture dated February 24, 2020 by and among SESI, the guarantors party thereto and UMB Bank, N.A., as trustee (the “New Notes Indenture”).

Substantially concurrently with the consummation of the Combination, eligible note holders will receive, in exchange for $617.9 million aggregate principal amount of New Notes, on a pro rata basis: (1) $243.3 million aggregate principal amount of 9.750% Senior Second Lien Secured Notes due 2025 to be issued by Arita (the “Arita Secured Notes”), (2) $243.3 million aggregate principal amount of 8.750% Senior Second Lien Secured Notes due 2026 to be issued by SESI (the “Superior Secured Notes”), (3) $131.3 million in cash and (4) $6.35 million in cash constituting the total consent payment. The indentures governing the Arita Secured Notes and the Superior Secured Notes will each contain restrictive covenants customary for issuances of high-yield secured notes of this type.

(2) Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Major Customers and Concentration of Credit Risk

Virtually all of the Company’s business is conducted with oil and gas companies in the U.S. land and Gulf of Mexico areas. Oil and gas companies make expenditures on exploration, development and production operations. The level of these expenditures historically has been characterized by significant volatility. The Company evaluates the financial strength of its customers and provides allowances for probable credit losses when deemed necessary.

The Company derives a large amount of revenue from a small number of major and independent oil and gas companies. There were no customers that exceeded 10% of the Company’s total revenues in 2019 or 2018.

The Company’s assets that are potentially exposed to concentrations of credit risk consist primarily of trade receivables.

Cash Equivalents

All short-term investments with an original maturity of 90 days or less are considered cash equivalents.

Accounts Receivable and Allowances

Trade accounts receivable are recorded at the invoiced amount or the earned amount but not yet invoiced and do not bear interest. The Company maintains allowances for estimated uncollectible receivables, including bad debts and other items. The allowance for doubtful accounts is based on managements’ best estimate of probable uncollectible amounts in existing accounts receivable. The allowance is based on historical write-off experience and specific identification.

Inventory

Inventories are stated at the lower of cost or net realizable value. Net realizable value and obsolescence are applied to the gross value of the inventory. Cost is determined using the first-in, first-out or weighted-average cost methods for finished goods and work-in-process. The components of inventory balances are as follows (in thousands):

	December 31,
	2019	2018
Raw materials	$10,487	$12,734
Work-in-process	4,923	3,330
Finished goods	4,310	4,708
Supplies and consumables	837	723

Total	$20,557	$21,495

Property, Plant and Equipment

Property, plant and equipment are stated at cost, except for assets for which reduction in value is recorded during the period and assets acquired using purchase accounting, which are recorded at fair value as of the date of acquisition. Depreciation is computed using the straight line method over the estimated useful lives of the related assets as follows:

Buildings and improvements	5 to 40 years
Machinery and equipment	2 to 25 years
Automobiles, trucks, tractors and trailers	3 to 10 years
Furniture and fixtures	2 to 10 years

Reduction in Value of Long-Lived Assets

Long-lived assets, such as property, plant and equipment and intangibles subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is assessed by a comparison of the carrying amount of such assets to their fair value calculated, in part, by the estimated undiscounted future cash flows expected to be generated by the assets. Cash flow estimates are based upon, among other things, historical results adjusted to reflect the best estimate of future market rates, utilization levels, and operating performance. Estimates of cash flows may differ from actual cash flows due to, among other things, changes in economic conditions or changes in an asset’s operating performance. The Company’s assets are grouped by subsidiary or division for the impairment testing, which represent the lowest level of identifiable cash flows. If the asset grouping’s fair value is less than the carrying amount of those items, impairment losses are recorded in the amount by which the carrying amount of such assets exceeds the fair value. Assets to be disposed of are reported at the lower of the carrying amount or fair value less estimated costs to sell. The net carrying value of assets not fully recoverable is reduced to fair value. The estimate of fair value represents management’s best estimate based on industry trends and reference to market transactions and is subject to variability. The oil and gas industry is cyclical and estimates of the period over which future cash flows will be generated, as well as the predictability of these cash flows, can have a significant impact on the carrying values of these assets and, in periods of prolonged down cycles, may result in impairment charges. See note 11 for a discussion of the reduction in value of long-lived assets recorded during 2019 and 2018.

Intangible and Other Long-Term Assets

Intangible assets consist of the following (in thousands):

		December 31,
	Estimated Useful Lives	2019			2018
		Gross Amount	Accumulated Amortization	Net Balance	Gross Amount	Accumulated Amortization	Net Balance
Customer relationships	17 years	$—	—	—	$12,600	$(5,112)	$7,488
Trade names	10 years	4,322	(1,585)	2,737	5,722	(2,118)	3,604
Non-compete agreements	3 years	576	(201)	375	576	(172)	404

Total		$4,898	(1,786)	3,112	$18,898	$(7,402)	$11,496

Amortization expense was $0.8 million and $4.2 million for the year ended December 31, 2019 and 2018, respectively. Based on the carrying values of intangible assets at December 31, 2019, amortization expense for the next five years (2020 through 2024) is estimated to be $0.4 million per year.

During 2019, the Company recorded $7.6 million of expense related to the reduction in carrying values of intangibles in the Well Services segment (see note 11).

Accrued Expenses

Accrued expenses consist of the following (in thousands):

	December 31,
	2019	2018
Accrued purchase orders	$8,954	$17,940
Accrued payroll and benefits	10,720	16,150
Current operating lease liability	11,131	—
Accrued property taxes	2,458	3,724
Other	1,678	2,373

Total	$34,941	$40,187

Asset Retirement Obligations

The Company’s asset retirement obligations are associated with salt water disposal wells for which there is an obligation for closures and/or site remediation at the end of the assets’ useful lives. These obligations are initially estimated based on the discounted cash flow estimates and are accreted to full value over time. In addition, asset retirement costs are capitalized as part of the related asset’s carrying value and are depreciated on a straight line basis.

The following table summarizes the activity for the asset retirement obligations (in thousands):

	December 31,
	2019	2018
Balance at beginning of period	$8,512	$8,572
Accretion	184	147
Liabilities settled	(398)	(207)

Balance at end of period	$8,298	$8,512

Income Taxes

The Company accounts for income taxes in accordance with Accounting Standard Codification Topic 740, Income Taxes (“ASC 740”). The Company accounts for income taxes and the related accounts under the asset and liability method. Deferred income taxes reflect the impact of temporary differences between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws and rates that are in effect when the temporary differences are expected to reverse. The effect of a change in tax rates on the deferred income taxes is recognized in income in the period in which the change occurs. A valuation allowance is recorded when management believes it is more likely than not that at least some portion of any deferred tax asset will not be realized.

Historically, the Company’s operations were included in Superior Energy’s federal consolidated tax return and certain state tax returns. For the purposes of these combined financial statements, the Company’s income tax provision was computed as if the Company filed separate tax returns (i.e., as if the Company had not been included in the consolidated income tax return group with its Parent). The separate return method applies ASC 740 to the combined financial statements of each member of a consolidated tax group as if the group member were a separate taxpayer. As a result, actual tax transactions included in the consolidated financial statements of Superior Energy may not be included in these combined financial statements. Further, the Company’s tax results as presented in the combined financial statements may not be reflective of the results that the Company may generate in the future. Also, the tax treatment of certain items reflected in the combined financial statements may not be reflected in the consolidated financial statements and tax returns of Superior Energy. Certain items such as net operating losses, other deferred taxes, uncertain tax positions and valuation allowances that exist in the combined financial statements may or may not exist in Superior Energy’s consolidated financial statements.

Since the Company’s results are included in Superior Energy’s consolidated federal tax returns, payments are made by Superior Energy, and not by the Company. Since the Company is included with Superior Energy in a consolidated tax filing, the Company does not maintain taxes payable to or from the Parent and the payments are deemed to be settled immediately with the legal entity paying the tax through changes in Parent company investment.

Deferred income tax assets and liabilities, as presented in the combined balance sheets, reflect the net future tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. We periodically assess whether deferred tax assets will be realized and the adequacy of deferred tax liabilities, including the results of local, state, or federal tax audits and changes in estimates and judgments used. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not (i.e., likelihood of more than 50%) that some portion or all of the deferred tax asset will not be realized. All deferred tax assets and liabilities are classified as noncurrent in the combined balance sheets.

Parent Company Investment

Parent company investment in the combined balance sheets represents Superior Energy’s historical investment in the Company, the accumulated net earnings after taxes and the net effect of the transactions with and allocations from Superior Energy. See the Basis of Presentation section above and Note 12 for additional information.

Stock-Based Compensation

The Company’s employees have historically participated in Superior Energy’s stock-based compensation plans. Stock-based compensation expense has been allocated to the Company based on the awards and terms previously granted to Superior Energy’s employees. See Note 5 for further information regarding stock-based compensation expense incurred during 2019 and 2018.

Recently Issued Accounting Standards

In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-13, Measurement of Credit Loses on Financial Instruments. This update improves financial reporting by requiring earlier recognition of credit losses on financing receivables and other financial assets in scope by using the Current Expected Credit Losses model (“CECL”). The CECL model utilizes a lifetime expected credit loss measurement objective for the recognition of credit losses on financial instruments at the time the asset is originated or acquired. This update will apply to receivables arising from revenue transactions. The new standard is effective for the Company beginning on January 1, 2023. The Company is evaluating the effect ASU 2016-13 will have on its combined financial statements.

In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes. The new standard is effective for the Company beginning on January 1, 2021. The Company is evaluating the effect ASU 2019-12 will have on its combined financial statements.

(3) Revenue

Revenue Recognition

Revenues are recognized when performance obligations are satisfied in accordance with contractual terms, in an amount that reflects the consideration the Company expects to be entitled to in exchange for services rendered or rentals provided. Taxes collected from customers and remitted to governmental authorities and revenues are reported on a net basis in the Company’s financial statements.

Performance Obligations

A performance obligation arises under contracts with customers to render services or provide rentals and is the unit of account under Topic 606. The Company accounts for services rendered and rentals provided separately if they are distinct and the service or rental is separately identifiable from other items provided to a customer and if a customer can benefit from the services rendered or rentals provided on its own or with other resources that are readily available to the customer. A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. A contract’s standalone selling prices are determined based on the prices that the Company charges for its services rendered and rentals provided. The majority of the Company’s performance obligations are satisfied over time, which is generally represented by a period of 30 days or less. The Company’s payment terms vary by the type of products or services offered. The term between invoicing and when the payment is due is typically 30 days.

Sales commissions are expensed when incurred because the amortization period would have been one year or less.

Disaggregation of revenue

The following table presents revenues by segment disaggregated by geography (in thousands):

	Years ended December 31,
	2019	2018
U.S. land
Well Services	$291,788	$390,835
Fluid Management	192,639	216,413

Total U.S. land	$484,427	$607,248

Gulf of Mexico
Well Services	$114,191	$110,873
Fluid Management	—	—

Total Gulf of Mexico	$114,191	$110,873

International
Well Services	$7,962	$12,854
Fluid Management	—	—

Total International	$7,962	$12,854
Revenues – affiliates	2,006	6,558

Total Revenues	$608,586	$737,533

The following table presents revenues by segment disaggregated by type (in thousands):

	Years ended December 31,
	2019	2018
Services
Well Services	$346,341	$446,811
Fluid Management	162,863	180,771

Total services	$509,204	$627,582

Rentals
Well Services	$67,600	$67,751
Fluid Management	29,776	35,642

Total rentals	$97,376	$103,393
Revenues – affiliates	2,006	6,558

Total Revenues	$608,586	$737,533

(4) Property, Plant and Equipment

A summary of property, plant and equipment is as follows (in thousands):

	December 31,
	2019	2018
Machinery and equipment	$841,961	$1,071,739
Buildings, improvements and leasehold improvements	97,580	101,112
Automobiles, trucks, tractors and trailers	7,766	9,969
Furniture and fixtures	5,018	7,512
Construction-in-progress	1,690	9,286
Land	25,160	31,850

Total	979,175	1,231,468
Accumulated depreciation	(751,131)	(869,166)

Property, plant and equipment, net	$228,044	$362,302

The Company had $22.9 million and $21.4 million of leasehold improvements at December 31, 2019 and 2018, respectively. These leasehold improvements are depreciated over the shorter of the life of the asset or the term of the lease using the straight line method. Depreciation expense was $68.2 million and $118.8 million during 2019 and 2018 respectively.

(5) Share-Based and Long-Term Incentive Compensation

The Company’s employees participate in Superior Energy’s share-based and long term incentive plans. Superior Energy has authorized a plan to grant restricted stock units, stock options, cash restricted stock units, performance share units and other cash and stock awards as part of the Long-Term Incentive Program (“LTIP”). The Compensation Committee of Superior Energy determines the recipients of the equity awards, the type of awards made, the required performance measures, and the timing and duration of each grant. These compensation costs are recognized within general and administrative expenses.

Total share-based compensation costs recognized for 2019 and 2018 were $6.5 million and $10.6 million, respectively. A significant component of these charges relates to costs allocated to the Company for Superior Energy’s corporate employees. These awards and related amounts are not necessarily indicative of awards and amounts that would have been granted if the Company was an independent, publicly traded company for the periods presented.

Total share-based compensation expense and the associated tax benefits are as follows (in thousands):

	Years ended December 31,
	2019	2018
Stock options	$856	$1,274
Restricted stock units	5,365	7,338
Cash-based restricted stock units	115	—
Performance share units	213	1,963

Total compensation expense	6,549	10,575
Related income taxes	(1,506)	(2,432)

Total share-based compensation expense, net of income taxes	$5,043	$8,143

Total share-based compensation expense is reflected in general and administrative expenses—affiliates in the combined statements of operations and comprehensive loss.

Information presented below represents assumptions of and disclosures with respect to Superior Energy’s share-based and long-term incentive compensation plans.

Stock Options

Stock options were granted with an exercise price equal to the market price of Superior Energy’s common stock at the date of grant. The stock options generally vest in equal installments over three years and expire in ten years from the grant date. Non-vested stock options are generally forfeited upon termination of employment.

Superior Energy recognizes compensation expense for stock option grants based on the fair value at the date of grant using the Black-Scholes-Merton option pricing model. Superior Energy uses historical data, among other factors, to estimate the expected volatility and the expected life of the stock options. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant for the expected life of the stock option.

The weighted average fair values of stock options granted and the assumptions used in estimating those fair values are as follows:

	Years ended December 31,
	2019	2018
Weighted average fair value of stock options granted	$24.60	$56.12

Black-Scholes-Merton Assumptions:
Risk free interest rate	2.57%	2.43%
Expected life (years)	6	6
Volatility	56.62	51.21%

The following table summarizes stock option activity for 2019:

	Number of Options	Weighted Average Option Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding at beginning of period	643,545	$182.69	5.0	$—
Granted	59,286	$43.60
Exercised	—	$—
Expired	(33,471)	$207.88

Outstanding at end of period	669,360	$169.11	4.7	$—

Exercisable at end of period	566,946	$185.48	4.0	$—

Options expected to vest at end of period	102,414	$78.47	8.0	$—

The following table summarizes non-vested stock option activity for 2019:

	Number of Options	Weighted Average Grant Date Fair Value
Non-vested at beginning of period	141,286	$80.00
Granted	59,286	$43.60
Vested	(98,158)	$112.09

Non-vested at end of period	102,414	$78.47

At December 31, 2019, the unrecognized compensation expense related to non-vested stock options was $2.0 million. Superior Energy expects to recognize $1.4 million and $0.6 million of compensation expense associated with these options during 2020 and 2021, respectively.

Restricted Stock Units

Restricted stock unit awards (“RSUs”) vest in equal annual installments over three years. On the vesting date, each RSU is converted to one share of Superior Energy’s common stock having an aggregate value determined by Superior Energy’s closing stock price on the vesting date. Holders of RSUs are not entitled to any rights of a stockholder, such as the right to vote shares.

The following table summarizes RSU activity for 2019:

	Number of RSUs	Weighted Average Grant Date Fair Value
Non-vested at beginning of period	342,243	$132.15
Granted	269,032	$40.57
Vested	(162,404)	$127.64
Forfeited	(34,905)	$85.47

Non-vested at end of period	413,966	$78.32

At December 31, 2019, there was $13.1 million of unrecognized compensation expense related to unvested RSUs. Superior Energy expects to recognize $9.4 million, $3.4 million, and $0.3 million associated with unvested RSUs for 2020, 2021, and 2022, respectively.

Cash-Based Restricted Stock Units

During 2019, Superior Energy granted cash-based restricted stock units (“CRSUs”) to its employees as part of Superior Energy’s LTIP. CRSUs vest in equal annual installments over three years. The ultimate amount earned is based on the closing price of Superior Energy’s common stock on each of the vesting dates. The grant date fair value of the CRSUs was determined based on the closing price of Superior Energy’s common stock on the grant date. The CRSUs liability is adjusted, based on the changes in Superior Energy’s common stock, through the end of each vesting period. At December 31, 2019, there were 174,424 CRSUs outstanding.

Performance Share Units

Superior Energy has issued performance share units (“PSUs”) to its employees as part of Superior Energy’s LTIP. There is a three-year performance period associated with each PSU grant. The two performance metrics are Superior Energy’s return on assets and total stockholder return relative to those of Superior Energy’s pre-defined “peer group.” The PSUs will settle in cash or a combination of cash and up to 50% of equivalent value in Superior Energy’s common stock, at the discretion of the Compensation Committee. At December 31, 2019, there were 315,213 PSUs outstanding (94,091, 100,052 and 121,070 related to performance periods ending December 31, 2019, 2020 and 2021, respectively).

(6) Leases

Adoption of ASU 2016-02, Leases

The Company adopted the new standard on January 1, 2019 and used the effective date as the date of initial application. Therefore, prior period financial information has not been adjusted and continues to be reflected in accordance with the Company’s historical accounting policy. The standard establishes a right-of-use (ROU) model that requires a lessee to recognize a ROU asset and lease liability on the balance sheet for all leases with a term longer than 12 months.

The standard provides a number of optional practical expedients in transition. The Company elected the “package of practical expedients,” which, among other things, allows the Company to carry forward its historical lease classification.

The adoption of this standard resulted in the recording of operating lease assets and operating lease liabilities of approximately $39.4 million as of January 1, 2019, with no related impact on the Company’s combined statement of equity or combined statement of operations and comprehensive loss. Short-term leases have not been recorded on the balance sheet.

Accounting Policy for Leases

The Company determines if an arrangement is a lease at inception. All of the Company’s leases are operating leases and are included in ROU assets, accounts payable and operating lease liabilities in the combined balance sheet.

ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligations to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the respective lease term. The Company uses its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The Company’s lease terms may include options to extend or terminate the lease.

Overview

The Company’s operating leases are primarily for real estate, machinery and equipment, and vehicles. The terms and conditions for these leases vary by the type of underlying asset. Total operating lease expense was as follows (in thousands):

	2019	2018
Long-term fixed lease expense	$13,527	$16,336
Long-term variable lease expense	356	496
Short-term lease expense	14,695	12,436

Total operating lease expense	$28,578	$29,268

Supplemental Balance Sheet Information

Operating leases were as follows (in thousands):

December 31, 2019
Operating lease ROU assets	$30,165
Accrued expenses	$11,131
Operating lease liabilities	19,080

Total operating lease liabilities	$30,211

Cash paid for operating leases	$13,358
ROU assets obtained in exchange for lease obligations	$4,118
Weighted average remaining lease term	4 years
Weighted average discount rate	6.75%

Maturities of operating lease liabilities at December 31, 2019 are as follows (in thousands):

2020	$11,990
2021	8,542
2022	4,429
2023	2,740
2024	2,141
Thereafter	4,242

Total lease payments	34,084
Less imputed interest	(3,873)

Total	$30,211

(7) Income Taxes

During 2019, the Company identified an error in its calculation of deferred tax balances at January 1, 2017, December 31, 2017, and December 31, 2018. The error related to a miscalculation of the temporary difference of Property, Plant and Equipment in recording deferred tax liabilities and deferred tax benefit. The Company corrected the error and recorded the following adjustments to the 2018 combined financial statements: increased the deferred tax liability by $2.5 million, decreased the deferred tax benefit by a corresponding $2.5 million, and decreased opening equity as of December 31, 2017 by $43.9 million. The Company also corrected the following 2018 amounts in the Income Taxes footnote: increased deferred tax liabilities for property, plant and equipment by $43.9 million, increased deferred tax liabilities for other by $0.5 million and decreased the valuation allowance by $41.9 million, which resulted in an increase to the net deferred tax liability by $2.5 million.

The components of income tax benefit (provision) are as follows (in thousands):

	Years ended December 31,
	2019	2018
Current:
Federal	$(9,093)	$—
State	(1,904)	—
Deferred:
Federal	$2,752	$15,882
State	(244)	2,714

Total income tax benefit (provision)	$(8,489)	$18,596

A reconciliation of the U.S. statutory federal tax rate to the consolidated effective tax rate is as follows (in thousands):

	Years ended December 31,
	2019	2018
Computed expected tax benefit	$2,595	$67,824
Increase (decrease) resulting from
State and income taxes	(2,148)	2,714
Goodwill impairment	—	(7,252)
Other	(8,936)	(44,690)

Income tax benefit	$(8,489)	$18,596

During 2019, the Company recorded a valuation allowance in the amount of $8.5 million because of the uncertainty of realization of the deferred tax assets. The additional valuation allowance negatively impacted the effective tax rate.

During 2018, the Company recorded a $208.9 million reduction in value of goodwill relating to its Well Services segment. For tax purposes, the goodwill impairment generated a reduction to the permanent book-tax basis difference of $34.5 million and a reduction to the book-tax temporary basis difference of $157.7 million net of current year amortization expense of $16.7 million.

The tax effects of temporary differences that give rise to significant components of deferred income tax assets and liabilities are as follows (in thousands):

	December 31,
	2019	2018
Deferred tax assets:
Allowance for doubtful accounts	$184	$106
Operating loss and tax credit carryforwards	11,971	18,898
Compensation and employee benefits	9,871	11,118
Other	5,899	6,758

Valuation allowance	(8,447)	—

Net deferred tax assets	19,478	36,880

Deferred tax liabilities:
Property, plant and equipment	(27,938)	(49,211)
Goodwill and other intangible assets	9,083	11,118
Other	(623)	(1,295)

Deferred tax liabilities	(19,478)	(39,388)

Net deferred tax liability	$—	$(2,508)

At December 31, 2018, the Company had $39.5 million in U.S. net operating loss carryforwards, which are available to reduce future taxable income. During 2019, the Company utilized all of the U.S. net operating loss carryforwards. At December 31, 2019, the Company had various state net operating loss carryforwards with expiration dates from 2020 to 2039. A net deferred tax asset of $8.5 million reflects the expected future tax benefit for the state loss carryforwards.

The net deferred tax assets reflect management’s estimate of the amount that will be realized from future profitability and the reversal of taxable temporary differences that can be predicted with reasonable certainty. After considering all available evidence at December 31, 2019, the Company determined that it was more likely than not that the carryforwards would not be realized. Accordingly, the Company increased deferred income tax expense by an additional $8.5 million in the valuation allowance.

Superior Energy files income tax returns in the U.S., including federal and various state filings. The number of years that are open under the statute of limitations and subject to audit varies depending on the tax jurisdiction. Superior Energy remains subject to U.S. federal tax examinations for years after 2017.

(8) Segment Information

Business Segments

The Well Services segment provides intervention services such as coiled tubing, cased hole and mechanical wireline and production testing and optimization. It also includes well servicing rigs, on-site accommodations and machining services. The Fluid Management segment provides services used to obtain, move, store and dispose of fluids that are involved in the exploration, development and production of oil and gas, including mobile piping systems, specialized trucks, fracturing tanks and other assets that transport, heat, pump and dispose of fluids.

The Company evaluates the performance of its reportable segments based on income or loss from operations excluding allocated corporate expenses. The segment measure is calculated as follows: segment revenues less segment operating expenses, depreciation, amortization and accretion expense and reduction in value of assets. The Company uses this segment measure to evaluate its reportable segments because it is the measure that is most consistent with how the Company organizes and manages its business operations. Corporate and other costs primarily include expenses related to support functions, salaries and benefits for corporate employees and stock-based compensation expense.

Summarized financial information for the Company’s segments is as follows (in thousands):

2019

	Well Services	Fluid Management	Corporate and Other	Combined Total
Revenues	$413,942	$192,638	$—	$606,580
Revenues – affiliates	2,006	—	—	2,006

Total revenues	415,948	192,638	—	608,586
Cost of services and rentals (exclusive of depreciation, amortization and accretion)	312,492	152,108	—	464,600
Cost of services and rentals – affiliates	1,324	249	—	1,573
Depreciation, amortization and accretion	53,523	15,723	—	69,246
General and administrative expenses	42,812	13,739	—	56,551
General and administrative expenses—affiliates	—	—	34,273	34,273
Gains on sales of assets	(7,141)	(6,002)	—	(13,143)
Reduction in value of assets	7,892	—	—	7,892

Income (loss) from operations	5,046	16,821	(34,273)	(12,406)
Other, net	—	—	51	51

Income (loss) from operations before income taxes	$5,046	$16,821	$(34,222)	$(12,355)

2018

	Well Services	Fluid Management	Corporate and Other	Combined Total
Revenues	$514,562	$216,413	$—	$730,975
Revenues – affiliates	6,558	—	—	6,558

Total revenues	521,120	216,413		737,533
Cost of services and rentals (exclusive of depreciation, amortization and accretion)	408,032	164,410	—	572,442
Cost of services and rentals – affiliates	3,410	—	—	3,410
Depreciation, amortization and accretion	98,159	24,965	—	123,124
General and administrative expenses	48,413	15,416	—	63,829
General and administrative expenses – affiliates	—	—	34,421	34,421
Gains on sales of assets	(4,175)	(9,925)	—	(14,100)
Reduction in value of assets	277,239	371	—	277,610

Income (loss) from operations	(309,958)	21,176	(34,421)	(323,203)
Other, net	—	—	207	207

Income (loss) from operations before income taxes	$(309,958)	$21,176	$(34,214)	$(322,996)

Identifiable Assets

	Well Services	Fluid Management	Combined Total
December 31, 2019	$280,522	$111,626	$392,148
December 31, 2018	$427,897	$133,216	$561,113

Capital Expenditures

	Well Services	Fluid Management	Combined Total
December 31, 2019	$6,468	$5,927	$12,395
December 31, 2018	$26,932	$13,427	$40,359

During 2019, the Company sold its drilling rig service line, which was previously included in the Well Services segment. This service line included twelve active U.S. land based drilling rigs and associated equipment with a carrying value of $66.2 million. The Company received $78.0 million in cash proceeds and recognized a $0.2 million loss on sale of assets. In addition, the Company recorded a $7.5 million impairment of the intangibles associated with the disposed assets.

(9) Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or the price paid to transfer a liability in an orderly transaction between market participants at the measurement date. Inputs used in determining fair value are characterized according to a hierarchy that prioritizes those inputs based on the degree to which they are observable. The three input levels of the fair value hierarchy are as follows.

Level 1:	Unadjusted quoted prices in active markets for identical assets and liabilities.

Level 2:

Observable inputs other than those included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical assets or liabilities in inactive markets; or model-derived valuations or other inputs that can be corroborated by observable market data.

Level 3:	Unobservable inputs reflecting management’s own assumptions about the inputs used in pricing the asset or liability.

The carrying amount of cash equivalents, accounts receivable, accounts payable and accrued expenses, as reflected in the combined balance sheets, approximate fair value due to the short maturities.

The following table reflects the fair value measurements used in testing the impairment of long-lived assets and goodwill (in thousands):

	Years ended December 31,
	2019		2018
	Impairment	Fair Value	Impairment	Fair Value
Goodwill	$—	$—	$208,921	$—
Intangible assets	$7,556	$—	$21,689	$—
Property, plant and equipment, net	$—	$—	$47,000	$65,441

Fair value is measured as of the impairment date using Level 3 inputs. See note 11 for discussion of reduction in value of assets recorded during 2019 and 2018.

(10) Commitments and Contingencies

Due to the nature of the Company’s operations, the Company is involved, from time to time, in routine litigation or subject to disputes or claims regarding its business activities. Legal costs related to these matters are expensed as incurred. However, based on current circumstances, the Company does not believe that the ultimate resolution of these proceedings, after considering available defenses and any insurance coverage or indemnification rights, will have a material adverse effect on its financial position, results of operations or cash flows.

The Company is involved in legal proceedings with two employees regarding the payment of royalties for a patentable product developed by them. On April 2, 2018, the employees filed a lawsuit in the Harris County District Court alleging that the royalty payments they had received since 2010 should have been higher. In May 2019, the jury issued a verdict in favor of the plaintiffs. On October 25, 2019, the court issued a final judgement against the Company. The Company strongly disagrees with the verdict and believes the district court committed several legal errors that should result in a reversal or remand of the case by the Court of Appeals. The ultimate resolution of this matter could result in a loss of up to $7.4 million in excess of amounts accrued.

Debt Guarantee

As of December 31, 2019, Superior Energy had outstanding $500 million of 7 3⁄4% senior unsecured notes due September 2024 and $800 million of 7 1/8% senior unsecured notes due December 2021. Superior Energy Services, Inc., along with certain of its 100% wholly owned domestic subsidiaries (including the Company), fully and unconditionally guaranteed the senior unsecured notes. The guarantees are both joint and several.

In connection with the Exchange Offer, $617.9 million aggregate principal amount of outstanding Original Notes were validly tendered for exchange and not withdrawn, representing 77.24% of the aggregate principal amount of Original Notes outstanding upon commencement of the Exchange Offer. Superior Energy accepted all validly tendered Original Notes and issued $617.9 million aggregate principal amount of New Notes pursuant to the New Notes Indenture. As a result of the Exchange Offer, as of February 24, 2020, the Company has outstanding $182.1 million of Original Notes.

(11) Reduction in Value of Assets

During 2019 and 2018, the Company recorded $7.8 million and $277.6 million in expense related to reduction in value of assets, respectively. The components of the reductions in value of assets are as follows (in thousands):

	Years ended December 31,
	2019	2018
Reduction in value of goodwill	$—	$208,921
Reduction in value of long-lived assets	7,892	68,689

Total reduction in value of assets	$7,892	$277,610

Reduction in Value of Goodwill

During 2018, the Company recorded a $208.9 million reduction in value of goodwill relating to its Well Services segment. The Company determined that the fair value of its goodwill for the Well Services segment was less than its carrying value and fully wrote-off the goodwill balance of $208.9 million.

Reduction in Value of Long-Lived Assets

During 2019, the Company recorded $7.9 million in connection with the reduction in value of its long-lived assets. The reduction in value of assets was primarily related to reduction in value of certain intangibles in the Well Services segment.

During 2018, the Company recorded $68.7 million in connection with the reduction in value of its long-lived assets. The reduction in value of assets was comprised primarily of $47.0 million and $21.7 million related to property, plant and equipment and intangibles, respectively, in the well servicing rigs business in the Well Services segment. The reduction in value of assets recorded during 2018 was primarily driven by the decline in demand for these services and the forecast did not indicate a timely recovery sufficient to support the carrying values of these assets.

(12) Related Party Transactions

The combined financial statements have been derived from the consolidated financial statements and accounting records of Superior Energy. The following discussion summarizes activity between the Company and Superior Energy (and its affiliates that are not part of the planned transaction).

Allocation of General Corporate Expenses

The combined statements of operations and comprehensive loss include expenses for certain centralized functions and other programs provided and administered by Superior Energy and in some cases are charged directly to the Company. In addition, for purposes of preparing these combined financial statements on a carve-out basis, the Company has allocated a portion of Superior Energy’s total corporate expenses to the Company. See Note 1 for a discussion of the methodology used to allocate corporate-related costs for purposes of preparing these combined financial statements on a carve-out basis.

Net Transfers To and From Superior Energy

Intercompany transactions between the Company and Superior Energy have been included in these combined financial statements and are deemed forgiven at the time the transaction is recorded. The total net effect of the settlement of these intercompany transactions is reflected in the combined statements of cash flows as a financing activity and in the combined balance sheets as a Parent company investment.

The components of the net transfers to and from Parent are as follows (in thousands):

	Years ended December 31,
	2019	2018
Centralized cash management and general financing activities	$216,729	$483,950
Non-cash transfer of certain assets and liabilities	(380,877)	(465,228)
Purchases/Sales to/from Parent	(6,932)	(3,830)

Total net transfers from (to) Parent	$(171,080)	$14,892

(13) Subsequent Events

The Company has evaluated subsequent events after the balance sheet date of December 31, 2019 through the combined financial statements issuance date of March 25, 2020. The Company determined there were no events, other than as described below, that required disclosure or recognition in these financial statements.

Impact of COVID-19 Outbreak

In December 2019, an outbreak of a novel strain of coronavirus (“COVID-19”) originated in Wuhan, China, and has since spread to virtually all countries around the globe, including the United States. The outbreak has prompted precautionary government-imposed closures of certain travel and business activities. In addition, during the first quarter of 2020, oil prices plunged, falling to an 18-year low. The price decrease was driven by a decline in demand as a result of COVID-19, as well as the continued escalation of a global price war between Saudi Arabia and Russia. Although the Company believes recent effects of COVID-19 will not give rise to a long-term impact on the industry, as global outputs can be adjusted to support commodity pricing levels and previous epidemic or pandemic diseases have not resulted in sustained industry harm, the Company expects these factors to contribute to continued declines in activity and price volatility. The Company believes COVID-19 and depressed oil prices will negatively impact oilfield activity for at least the majority of 2020. There is significant uncertainty around the COVID-19 outbreak and the volatility of the crude oil prices. Accordingly, the Company is likely to experience reduced demand for its services. These recent events may have a material adverse effect on the Company’s results of operations and cash flows.

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders

Forbes Energy Services, Ltd.

Alice, Texas

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Forbes Energy Services, Ltd. (the “Company”) as of December 31, 2019 and 2018, the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2018, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 11 to the consolidated financial statements, the Company changed its method of accounting for leases in 2019 due to the adoption of Accounting Standards Codification Topic 842, Leases.

Going Concern Uncertainty

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the consolidated financial statements, the Company has suffered recurring losses from operations and has been unable to renegotiate its expiring credit agreement which raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 3. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ BDO USA, LLP

We have served as the Company’s auditor since 2009.

Austin, Texas

March 23, 2020

Forbes Energy Services Ltd. and Subsidiaries

Consolidated Balance Sheets

(in thousands, except par value amounts)

	December 31,
	2019	2018
Assets
Current assets
Cash and cash equivalents	$5,224	$8,083
Cash—restricted	73	73
Accounts receivable—trade, net	24,789	45,950
Accounts receivable—other	2,302	2,228
Prepaid expenses and other current assets	12,903	14,691

Total current assets	45,291	71,025
Property and equipment, net	125,409	148,608
Operating lease right-of-use assets	6,235	—
Intangible assets, net	12,339	13,980
Goodwill	—	19,700
Other assets	991	3,072

Total assets	$190,265	$256,385

Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable—trade	$9,366	$17,841
Accrued interest payable	3,034	1,993
Accrued expenses	12,734	14,348
Current portion of operating lease liabilities	1,476	—
Current portion of long-term debt	72,059	59,321

Total current liabilities	98,669	93,503
Long-term operating lease liabilities, net of current portion	4,759	—
Long-term debt, net of current portion and debt discount	62,636	71,095
Deferred tax liability	245	357

Total liabilities	166,309	164,955

Commitments and contingencies (Note 10)
Stockholders’ equity
Common stock, $0.01 par value, 40,000 shares authorized, 5,523 and 5,439 shares issued and outstanding at December 31, 2019 and December 31, 2018, respectively	55	54
Additional paid-in capital	150,892	149,968
Accumulated deficit	(126,991)	(58,592)

Total stockholders’ equity	23,956	91,430

Total liabilities and stockholders’ equity	$190,265	$256,385

The accompanying notes are an integral part of these consolidated financial statements.

Forbes Energy Services Ltd. and Subsidiaries

Consolidated Statements of Operations

(in thousands except, per share amounts)

	Year Ended December 31,
	2019	2018
Revenues
Well servicing	$91,521	$83,035
Coiled tubing	52,335	39,572
Fluid logistics	44,566	58,291

Total revenues	188,422	180,898

Expenses
Well servicing	72,980	67,889
Coiled tubing	51,982	32,384
Fluid logistics	34,635	46,552
Impairment of goodwill	19,222	—
General and administrative	24,065	25,390
Depreciation and amortization	29,404	30,543

Total expenses	232,288	202,758

Operating loss	(43,866)	(21,860)
Other income (expense)
Interest income	49	8
Interest expense	(24,726)	(11,158)

Pre-tax loss	(68,543)	(33,010)
Income tax benefit	(144)	(403)

Net loss	$(68,399)	$(32,607)

Loss per share of common stock
Basic and diluted	$(12.50)	$(6.07)

Weighted average number of shares of common stock outstanding
Basic and diluted	5,472	5,368

The accompanying notes are an integral part of these consolidated financial statements.

Forbes Energy Services Ltd. and Subsidiaries

Consolidated Statements of Changes in Stockholders’ Equity

(in thousands)

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount
Balance at December 31, 2017	5,336	$53	$148,866	$(25,985)	$122,934
Share-based compensation	103	1	1,102	—	1,103
Net loss	—	—	—	(32,607)	(32,607)

Balance at December 31, 2018	5,439	$54	$149,968	$(58,592)	$91,430

Share-based compensation	84	1	924	—	925
Net loss	—	—	—	(68,399)	(68,399)

Balance at December 31, 2019	5,523	$55	$150,892	$(126,991)	$23,956

The accompanying notes are an integral part of these consolidated financial statements.

Forbes Energy Services Ltd. and Subsidiaries

Consolidated Statements of Cash Flows

(in thousands)

	Year Ended December 31,
	2019	2018
Cash flows from operating activities:
Net loss	$(68,399)	$(32,607)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	29,404	30,543
Share-based compensation	925	1,103
Deferred tax benefit	(112)	(22)
Impairment of goodwill	19,222	—
Gain on disposal of assets	(4,552)	(1,337)
Bad debt expense	3,170	120
Amortization of debt discount/deferred financing costs/premium conversion	8,746	1,043
Interest paid-in-kind	9,113	4,285
Changes in operating assets and liabilities, net of effects of acquisition:
Accounts receivable	18,692	(9,645)
Prepaid expenses and other assets	2,161	(2,663)
Accounts payable—trade	(8,475)	6,929
Accounts payable—related parties	—	(11)
Accrued expenses	(1,667)	505
Accrued interest payable	1,041	995

Net cash provided by (used in) operating activities	9,269	(762)

Cash flows from investing activities:
Purchases of property and equipment	(12,768)	(18,855)
Purchase of Cretic, net of cash acquired	285	(67,202)
Proceeds from sale of property and equipment	13,991	4,402

Net cash provided by (used in) investing activities	1,508	(81,655)

Cash flows from financing activities:
Payments for finance leases	(5,038)	(2,327)
Proceeds from Revolving Loan Agreement	4,000	—
(Payments for) proceeds from Term Loan Agreement	(12,598)	10,000
Proceeds from PIK Notes	4,422	—
Payments for debt issuance costs	—	(2,580)
(Payments for) proceeds from Bridge Loan	(4,422)	50,000

Net cash provided by (used in) financing activities	(13,636)	55,093

Net decrease in cash, cash equivalents and cash—restricted	(2,859)	(27,324)
Cash, cash equivalents and cash—restricted:
Beginning of period	8,156	35,480

End of period	$5,297	$8,156

The accompanying notes are an integral part of these consolidated financial statements.

Forbes Energy Services Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

1. Organization and Nature of Operations

Nature of Business

Forbes Energy Services Ltd., or FES Ltd., is an independent oilfield services contractor that provides well site services to oil and natural gas drilling and producing companies to help develop and enhance the production of oil and natural gas. These services include fluid hauling, fluid disposal, well maintenance, completion services, workovers and recompletions, plugging and abandonment, and tubing testing. The Company’s operations are concentrated in the major onshore oil and natural gas producing regions of Texas, with an additional location in Pennsylvania. The Company offers a broad range of services, which extends from initial drilling, through production, to eventual abandonment of oil and natural gas wells.

As used in these consolidated financial statements, the “Company”, “we” and “our” mean FES Ltd. and its subsidiaries, except as otherwise indicated.

2. Risk and Uncertainties

As an independent oilfield services contractor that provides a broad range of drilling-related and production-related services to oil and natural gas companies, primarily onshore in Texas, the Company’s revenue, profitability, cash flows and future rate of growth are substantially dependent on the Company’s ability to (1) maintain adequate equipment utilization, (2) maintain adequate pricing for the services the Company provides, and (3) maintain a trained work force. Failure to do so could adversely affect the Company’s financial position, results of operations, and cash flows.

Because the Company’s revenues are generated primarily from customers who are subject to the same factors generally impacting the oil and natural gas industry, its operations are also susceptible to market volatility resulting from economic, seasonal and cyclical, weather related, or other factors related to such industry. Changes in the level of operating and capital spending in the industry, decreases in oil and natural gas prices, or industry perception about future oil and natural gas prices could materially decrease the demand for the Company’s services, adversely affecting its financial position, results of operations, and cash flows.

3. Going Concern

The Company is required to evaluate whether there is a substantial doubt about its ability to continue as a going concern each reporting period. In evaluating the Company’s ability to continue as a going concern, management has considered conditions and events that could raise substantial doubt about the Company’s ability to continue as a going concern for one year following the date the Company’s financial statements are issued. These conditions and evaluations included the Company’s current financial condition and liquidity sources, including current cash balances, forecasted cash flows, the Company’s obligations due within twelve months of the date of these financial statements, including the Company’s obligations described in Note 9—Long-Term Debt, and the other conditions and events described below.

The Company has incurred substantial net losses and losses from operations for the years ended December 31, 2019 and 2018. As of December 31, 2019, the Company had cash and cash equivalents of approximately $5.2 million. The Company has access to a working capital facility that is based on the Company’s accounts receivable and, as of December 31, 2019, had $4.1 million available to borrow under such facility. The Company’s Revolving Loan is due January 2021, which is within the 12-month going concern evaluation period and in addition has covenant provisions that cause the Company to be in default due to the modification of its independent auditors opinion with the inclusion of the emphasis of matter paragraph related to going concern (“Going Concern Opinion”). This covenant violation in the Revolving Loan Agreement allows the loan to be due on demand. Current negotiations to extend the maturity date have not been successful however a waiver for the Going Concern Opinion was obtained providing relief of default from the covenant violation through June 30, 2020. There can be no assurance that the Company will be able to negotiate an extension on the Revolving Loan, obtain future waivers, or have sufficient funds to repay such obligations when they come due. As of December 31, 2019 the Company has $4.0 million outstanding under its Revolving Loan, which is recorded as a current liability. An additional uncertainty for the Company relates to the possibility that there will not be sufficient authorized common shares to fully convert the $58.6 million accrued amount of PIK notes. In addition, the Company may not have access to other sources of external capital on reasonable terms or at all. We also expect to continue to experience volatility in market demand which create normal oil and gas price fluctuations as well as external market pressures due to effects of global health concerns such as COVID-19 and the oil price war triggered by Russia and Saudi Arabia that are not within our control.

Management’s plans to alleviate substantial doubt include: (i) completing its merger as further discussed in Note 20—Subsequent Events, although the merger has been approved by both Superior and the Company’s respective Board of Directors, the transaction has not been finalized as of the date of this filing pending formal shareholder approval and customary regulatory filings (ii) continuing to discuss amendments of its debt with the Company’s current lenders in order to extend the term of the Revolving Loan; (iii) continue negotiating with the note holders of the mandatorily convertible note as to the terms of the conversion and/or complete a shareholder vote to authorize more common shares available for issuance.(iv) continuing to manage operating costs by actively pursuing cost cutting measures to maximize liquidity in line with current industry economic expectations; and/or (v) pursuing additional financings with existing and new lenders. Based on the uncertainty of achieving these goals and the significance of the factors described, there is substantial doubt as to the Company’s ability to continue as a going concern for a period of one year after the date these financial statements are issued.

4. Summary of Significant Accounting Policies

Basis of Consolidation

The Company’s consolidated financial statements include the accounts of FES Ltd. and all of its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, or GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated balance sheets and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Fair Values of Financial Instruments

Fair value is the price that would be received to sell an asset or the amount paid to transfer a liability in an orderly transaction between market participants (an exit price) at the measurement date.

There is a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The Company classifies fair value balances based on the observability of those inputs. The three levels of the fair value hierarchy are as follows:

•

Level 1—Quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

•

Level 2—Inputs are other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable. These inputs are either directly observable in the marketplace or indirectly observable through corroboration with market data for substantially the full contractual term of the asset or liability being measured.

•

Level 3—Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

In valuing certain assets and liabilities, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. For disclosure purposes, assets and liabilities are classified in their entirety in the fair value hierarchy level based on the lowest level of input that is significant to the overall fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy levels.

The carrying amounts of cash and cash equivalents, accounts receivable-trade, accounts receivable-other, accounts payable-trade and insurance notes approximate fair value because of the short maturity of these instruments. The fair values of finance leases approximate their carrying values, based on current market rates at which the Company could borrow funds with similar maturities (Level 2 in the fair value hierarchy). The fair values of the Term Loan Agreement and the Bridge Loan as of the respective dates are set forth below (in thousands):

	December 31, 2019		December 31, 2018
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Term Loan Agreement	$57,506	$56,895	$62,335	$65,794
Bridge Loan	$—	$—	$49,568	$50,000

The Company has nonfinancial assets measured at fair value on a non-recurring basis which include property and equipment, intangible assets and goodwill for which fair value is calculated in connection with accounting for Cretic acquisition and impairment testing. These fair value calculations incorporate a market and a cost approach and the inputs include projected revenue, costs, equipment utilization and other assumptions. Given the unobservable inputs, those fair value measurements are classified as Level 3. As discussed in Note 6, the Company fully impaired its goodwill associated with the Cretic acquisition during 2019.

As discussed in Note 5, the Company acquired all of the outstanding units of Cretic Energy Services, LLC (Cretic). The acquisition of Cretic was accounted for as a business combination using the acquisition method of accounting. The estimated fair value allocated to certain property and equipment, identifiable intangible assets and goodwill were based on a combination of market, cost and income approaches.

Cash, Cash Equivalents and Cash—Restricted

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

The Company’s restricted cash served as collateral for certain outstanding letters of credit and the Company’s corporate credit card program.

The following table provides a reconciliation of cash, cash equivalents and cash—restricted reported within the consolidated balance sheets to the same such amounts shown in the consolidated statements of cash flows (in thousands):

	December 31,
	2019	2018
Cash and cash equivalents	$5,224	$8,083
Cash—restricted	73	73

Cash and cash equivalents and cash—restricted as shown in the consolidated statement of cash flows	$5,297	$8,156

Revenue Recognition

The Company accounts for revenues under Accounting Standards Codification (ASC) Topic—606—Revenue from Contracts with Customers effective January 1, 2018, the core principle of which is that a company should recognize revenue to match the delivery of goods or services to customers to the consideration the company expects to be entitled in exchange for transferring goods or services to a customer. On January 1, 2018, the Company adopted ASC 606 on a modified retrospective basis for all contracts. As a result of the Company’s adoption, there were no changes to the timing of the revenue recognition or measurement of revenue, and there was no cumulative effect of adoption as of January 1, 2018. Therefore, the only changes to the financial statements related to the adoption are in the disclosures as included here-in.

Revenue is measured as consideration specified in a contract with a customer and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfies a performance obligation by providing service to a customer. Amounts are billed upon completion of service and are generally due within 30 days.

The Company has its principal revenue generating activities organized into three service lines, well servicing, coiled tubing and fluid logistics. The Company’s well servicing line consists primarily of maintenance, workover, completion, plugging and abandonment, and tubing testing services. The Company’s coiled tubing line consists of maintenance, workover and completion services. The Company’s fluid logistics line provides supporting services to the well servicing line as well as direct sales to customers for fluid management and movement. The Company generally establishes a master services agreement with each customer and provides associated services on a work order basis in increments of days, by the hour for services performed or on occasion, bid/turnkey pricing. Services provided under the well servicing, coiled tubing and the fluid logistics segments are short in duration and generally completed within 30 days.

The majority of the Company’s contracts with customers in the well servicing, coiled tubing and fluid logistics segments are short-term in nature and are recognized as “over-time” performance obligations as the services are performed. The Company applies the “as-invoiced” practical expedient as the amount of consideration the Company has a right to invoice corresponds directly with the value of the Company’s performance to date. Because of the short-term nature of the Company’s services, which generally last a few hours to multiple days, the Company does not have any contracts with a duration longer than one year that require disclosure. The Company has no material contract assets or liabilities.

The Company does not have any revenue expected to be recognized in the future related to remaining performance obligations or contracts with variable consideration related to undelivered performance obligations. There was no revenue recognized in the current period from performance obligations satisfied in previous periods. The Company’s significant judgments made in connection with the adoption of ASC 606 included the determination of when the Company satisfies its performance obligation to customers and the applicability of the as invoiced practical expedient.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are based on earned revenues. The Company provides an allowance for doubtful accounts, which is based on a review of outstanding receivables, historical collection information, and existing economic conditions. Provisions for doubtful accounts are recorded when it becomes evident that the customer will not be likely to make the required payments at either contractual due dates or in the future. The accounts are written off against the provision when it becomes evident that the account is not collectible.

The following reflects changes in the Company’s allowance for doubtful accounts:

Balance as of December 31, 2017	$1,581
Provision	120
Bad debt write-off	(515)

Balance as of December 31, 2018	1,186
Provision	3,170
Bad debt write-off	—

Balance as of December 31, 2019	$4,356

Property and Equipment

Property and equipment are recorded at cost or fair value (as part of purchase accounting or fresh start accounting). Improvements or betterments that extend the useful life of the assets are capitalized. Expenditures for maintenance and repairs are charged to expense when incurred. The costs of assets retired or otherwise disposed of and the related accumulated depreciation are eliminated from the accounts in the period of disposal. Gains or losses resulting from property disposals are credited or charged to operations. Depreciation is recorded using the straight-line method over the estimated useful lives of the assets.

Intangible Assets

The Company’s major classes of intangible assets consisted of its customer relationships, trade names and one covenant not to compete.

The Company expenses costs associated with extensions or renewals of intangible assets. There were no such extensions or renewals in the years ended December 31, 2019 and 2018. Amortization expense is calculated using the straight-line method.

Impairment of Long-Lived Assets

Long-lived assets include property and equipment and intangible assets. The Company tests its long-lived assets whenever events and changes in circumstances indicate the carrying amount of its net assets may not be recoverable. When an indicator of possible impairment exists, the Company uses estimated future undiscounted cash flows to assess recoverability of its long-lived assets. Impairment is indicated when future cash flows are less than the carrying amount of the assets. An impairment loss would be recorded in the period in which it is determined the carrying amount is not recoverable. The impairment loss is the amount by which the carrying amount exceeds the fair market value. The Company evaluated their long-lived assets for recoverability and determined that no impairment was indicated at December 31, 2019.

Goodwill

During the third quarter ended September 30, 2019, the Company adopted the guidance contained in ASU No. 2017-04, “Intangibles-Goodwill and Other ASC Topic 350: Simplifying the Test for Goodwill Impairment,”

which removes the step 2 requirement to perform a hypothetical purchase price allocation to measure goodwill impairment. Goodwill impairment is the amount by which the Company’s reporting unit carrying value exceeds its fair value, not to exceed the recorded amount of goodwill. To estimate the fair value of the Company’s invested capital, the Company used both a market approach based on the guideline companies’ method (“Market Comparable Approach”), and an income approach based on a discounted cash flow analysis.

The Market Comparable Approach estimates fair value using market multiples calculated from a set of comparable public companies. In performing the valuations, significant assumptions utilized include unobservable Level 3 inputs including cash flows, long-term growth rates reflective of management’s forecasted outlook, and discount rates inclusive of risk adjustments consistent with current market conditions. Discount rates are based on the development of a weighted average cost of capital using guideline public company data, factoring in current market data and any Company specific risk factors. The value indicated by both methods was weighted to arrive at a concluded value.

Deferred Financing Costs

The Company amortizes deferred financing costs over the period of the debt agreements on an effective interest basis, as a component of interest expense. The deferred financing costs are generally recorded on the consolidated balance sheet as a reduction to the respective long term debt, except for those deferred financing costs related to the Revolving Loan which is recorded as an other asset. Amortization of deferred financing costs was $1.7 million and $1.0 million for years ended December 31, 2019 and 2018, respectively.

Share-Based Compensation

The Company measures share-based compensation cost as of the grant date based on the estimated fair value of the award and recognizes compensation expense on a straight-line basis over the requisite service period. The Company classifies stock awards as either an equity award or a liability award. Equity classified awards are valued as of the grant date using market price. Liability classified awards are re-measured at fair value at the end of each reporting date until settled. Forfeitures are recognized as they occur.

Income Taxes

The Company recognizes deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using statutory tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in the period that includes the statutory enactment date. Valuation allowances are established to reduce deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company records uncertain tax positions at their net recognizable amount, based on the amount that management deems is more likely than not to be sustained upon ultimate settlement with tax authorities.

The Company’s policy for recording interest and penalties associated with uncertain tax positions is to record such items as a component of tax expense.

Earnings per Share (EPS)

Basic earnings (loss) per share, or EPS, is computed by dividing net income (loss) available to common stockholders by the weighted average common stock outstanding during the period. Diluted EPS takes into account the potential dilution that could occur if securities or other contracts to issue common stock, such as stock options and unvested restricted stock units, were exercised and converted into common stock. Diluted EPS is computed by dividing net income (loss) available to common stockholders by the weighted average common stock outstanding during the period, increased by the number of additional common shares that would have been outstanding if the potential common shares had been issued and were dilutive.

Environmental

The Company is subject to extensive federal, state, and local environmental laws and regulations. These laws, which are constantly changing, regulate the discharge of materials into the environment and may require the Company to remove or mitigate the adverse environmental effects of the disposal or release of hazardous substances at various sites. Environmental expenditures are expensed or capitalized depending on their future economic benefit. Expenditures that relate to an existing condition caused by past operations and that have no future economic benefits are expensed. Liabilities for expenditures of a non-capital nature are recorded when environmental assessment and/or remediation is probable and the costs can be reasonably estimated. There were no material environmental liabilities as of December 31, 2019 or December 31, 2018.

Litigation and Self-Insurance

The Company estimates its reserves related to litigation and self-insured risks based on the facts and circumstances specific to the litigation and self-insured claims and its past experience with similar claims. The Company maintains accruals in the consolidated balance sheets to cover self-insurance retentions. Please see Note 10- Commitments and Contingencies for further discussion.

Recent Accounting Pronouncements

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”, or ASU 2016-13, which introduces a new impairment model for financial instruments that is based on expected credit losses rather than incurred credit losses. The new impairment model applies to most financial assets, including trade accounts receivable. The amendments in ASU 2016-13 are effective for interim and annual reporting periods beginning after December 15, 2019 with early adoption permitted for annual periods beginning after December 15, 2018. In May and April 2019, the FASB issued ASU No. 2019-05 and ASU No. 2019-04, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses” which further clarifies the ASU 2016-13. In November 2019, the FASB issued ASU No. 2019-10 “Financial Instruments-Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842)” which delayed, for smaller reporting companies, the mandatory effective date for interim and annual reporting periods beginning after December 15, 2022. The Company is currently in the process of evaluating the impact of adoption on its consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04, “Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment”, or ASU 2017-04, which addresses concerns over the cost and complexity of the two-step goodwill impairment test by removing the second step of the test. An entity will apply a one-step quantitative test and record the amount of goodwill impairment as the excess of a reporting unit’s carrying amount over its fair value, not to exceed the total amount of goodwill allocated to the reporting unit. The new guidance does not amend the optional qualitative assessment of goodwill impairment. ASU 2017-04 will be effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. During the third quarter of 2019, the Company adopted the guidance contained in ASU No. 2017-04, which removes the step 2 requirement to perform a hypothetical purchase price allocation to measure goodwill impairment. Goodwill impairment is the amount by which the Company’s single reporting unit carrying value exceeds its fair value, not to exceed the recorded amount of goodwill. To estimate the fair value of the Company’s equity, the Company used both a market approach based on the guideline companies’ method (“Market Comparable Approach”), and an income approach based on a discounted cash flow analysis.

In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement” which eliminates, adds and modifies certain disclosure requirements for fair value measurements as part of its disclosure framework project. The guidance is effective for all entities in fiscal years beginning after December 15, 2019, and interim periods within those fiscal years, and early adoption is permitted. The Company determined that the adoption of this standard as of January 1, 2020 would not have a material impact on its financial statements.

5. Acquisition of Cretic Energy Services, LLC

On November 16, 2018, the Company acquired 100% of the outstanding units of Cretic Energy Services, LLC (Cretic). The acquisition of Cretic was accounted for as a business combination using the acquisition method of accounting. The aggregate purchase price was $69.1 million in cash (including $2.2 million cash acquired).

The purchase price paid in the acquisition has been allocated to record the acquired assets and assumed liabilities based on their fair value. When determining the fair values of assets acquired and liabilities assumed, management made significant estimates, judgments and assumptions. Management estimated that consideration paid exceeded the fair value of the net assets acquired. Therefore, as of the time of the Cretic acquisition, goodwill of $19.7 million was recorded. The goodwill recorded was primarily attributable to synergies related to the Company’s coiled tubing business strategy that were expected to arise from the Cretic acquisition and was attributable to the Company’s coiled tubing segment. As discussed in Note 6, the Company recognizing a goodwill impairment charge of $19.2 million for the year ended December 31, 2019.

Proforma Results from the Cretic Acquisition (unaudited)

The Cretic acquisition contributed revenue and net loss of $5.9 million and $(1.1) million, respectively, to the results of the Company from the date of acquisition through December 31, 2018. The following unaudited consolidated pro forma information is presented as if the Cretic acquisition had occurred on January 1, 2018 (in thousands):

Pro Forma Year ended December 31, 2018
Revenue	$241,220

Net loss	$(36,048)

The unaudited pro forma amounts above have been calculated after applying the Company’s accounting policies and adjusting the Cretic acquisition results to reflect the increase to interest expense and depreciation and amortization that would have been charged assuming the fair value adjustments to property and equipment and intangible assets had been applied from January 1, 2018 and other related pro forma adjustments. The pro forma amounts do not include any potential synergies, cost savings or other expected benefits of the Cretic acquisition, and are presented for illustrative purposes only and are not necessarily indicative of results that would have been achieved if the Cretic acquisition had occurred as of January 1, 2018 or of future operating performance.

6. Goodwill and Other Intangible Assets

Goodwill

Goodwill totaled $0.0 million and $19.7 million at December 31, 2019 and 2018, respectively. The goodwill related to the acquisition of Cretic, which was attributable to the Company’s coiled tubing reporting unit, and is deductible for tax purposes. A measurement period adjustment settled a dispute with the seller over the amount of debt assumed in the purchase of Cretic as of the acquisition date. During the third quarter of 2019, the Company recognized a measurement period adjustment of $0.5 million related to the acquisition of Cretic. The measurement period adjustment related to certain finance leases of $1.0 million being assigned back to the seller along with property and equipment of $0.8 million and a cash payment received from the seller of $0.3 million.

The Company completed a goodwill impairment test as of September 30, 2019. The Company’s forecasted future cash flow declined from prior estimates because the Company experienced challenging sales trends and a downturn in the coiled tubing segment. These declining cash flows in our coiled tubing segment during 2019 and lower than previously forecasted cash flows, resulted in the Company recognizing a goodwill impairment charge of $19.2 million for the year ended December 31, 2019.

The following table sets forth the changes in goodwill (in thousands):

Goodwill
Balance at December 31, 2018	$19,700
Measurement period adjustment	(478)
Impairment	(19,222)

Balance at December 31, 2019	$—

Other Intangible Assets

The following sets forth the identified intangible assets by major asset class (in thousands):

	Useful Life (years)	Gross Carrying Value	Accumulated Amortization	Net Book Value
December 31, 2019
Customer relationships	6-15	$11,378	$(2,079)	$9,299
Trade names	10-15	3,072	(515)	2,557
Covenants not to compete	4	1,505	(1,022)	483

		$15,955	$(3,616)	$12,339

December 31, 2018
Customer relationships	6-15	$11,378	$(832)	$10,546
Trade names	10-15	3,072	(496)	2,576
Covenants not to compete	4	1,505	(647)	858

		$15,955	$(1,975)	$13,980

Amortization expense for the years ended December 31, 2019 and 2018 was $1.6 million and $1.2 million, respectively. Future amortization of these intangibles will be as follows:

2020	$1,630
2021	1,360
2022	1,253
2023	1,253
2024	1,197
Thereafter	5,646

$12,339

7. Property and Equipment

Property and equipment consisted of the following (in thousands):

		December 31,
		2019	2018
Well servicing equipment	9-15 years	$132,562	$128,647
Autos and trucks	5-10 years	20,627	32,132
Autos and trucks—finance lease	5-10 years	22,136	20,416
Disposal wells	5-15 years	3,835	3,977
Building and improvements	5-30 years	6,216	5,705
Furniture, fixtures, and other	3-15 years	3,154	2,797
Land		647	868

		189,177	194,542
Accumulated depreciation		(63,768)	(45,934)

		$125,409	$148,608

Depreciation expense was $27.7 million and $29.3 million for the years ended December 31, 2019 and 2018, respectively. Depreciation of assets held under finance leases was $4.5 million and $3.4 million for the years ended December 31, 2019 and 2018, respectively, and is included in depreciation and amortization expense in the accompanying condensed consolidated statements of operations. Gain that resulted from the sale of property and equipment was $4.6 million and $1.3 million for the years ended December 31, 2019 and 2018, respectively, which are included in direct operating costs, within each reporting segment.

8. Accrued Expenses

Accrued expenses consisted of the following (in thousands):

	December 31,
	2019	2018
Accrued wages	$1,192	$3,028
Accrued insurance	6,981	5,228
Accrued deferred interest	2,081	2,098
Accrued property taxes	1,470	1,064
Other accrued expenses	1,010	2,930

Total accrued expenses	$12,734	$14,348

9. Long-Term Debt

Long-term debt consisted of the following (in thousands):

	December 31,
	2019	2018
Term Loan Agreement of $47.4 million and $60.0 million, plus $12.4 million and $6.0 million of accrued interest paid-in-kind and net of debt discount of $2.3 million and $3.6 million as of December 31, 2019 and December 31, 2018, respectively	$57,506	$62,335
PIK Notes, plus $0.9 million of accrued interest paid-in-kind, and including $6.0 million accretion of interest and conversion premium as of December 31, 2019	58,646	—
Bridge Loan of $50.0 million, net of debt discount of $0.4 million as of December 31, 2018	—	49,568
Revolving Loan Agreement	4,000	—
Finance leases	10,045	13,319
Insurance notes	4,498	5,194

Total debt	134,695	130,416
Less: Current portion	(72,059)	(59,321)

Total long-term debt	$62,636	$71,095

Term Loan Agreement

On April 13, 2017, the Company entered into the Term Loan Agreement. FES LLC is the borrower, or the Borrower, under the Term Loan Agreement. The Borrower’s obligations have been guaranteed by FES Ltd. and by TES, CCF and FEI, each direct subsidiaries of the Borrower and indirect subsidiaries of FES Ltd. The Term Loan Agreement, as amended, provided for a term loan of $60.0 million, excluding paid-in-kind interest. Subject to certain exceptions and permitted encumbrances, the obligations under the Term Loan Agreement are secured by a first priority security interest in substantially all the assets of the Company other than accounts receivable, cash and related assets, which constitute priority collateral under the Revolving Loan Agreement (described below). The Term Loan Agreement has a stated maturity date of April 13, 2021.

Borrowings under the Term Loan Agreement bear interest at a rate equal to five percent (5%) per annum payable quarterly in cash, or the Cash Interest Rate, plus (ii) an initial paid-in-kind interest rate of seven percent (7%) commencing April 13, 2017 to be capitalized and added to the principal amount of the term loan or, at the election of the Borrower, paid in cash. The paid-in-kind interest increases by two percent (2%) twelve months after April 13, 2017 and every twelve months thereafter until maturity. Upon and after the occurrence of an event of default, the Cash Interest Rate will increase by two percentage points per annum. During the years ended December 31, 2019 and 2018, $6.4 million and $6.0 million of interest was paid-in-kind, respectively. At December 31, 2019 and 2018, the paid-in-kind interest rate was 11% and 9%, respectively.

The Term Loan Agreement includes customary negative covenants for an asset-based term loan, including covenants limiting the ability of the Company to, among other things, (i) effect mergers and consolidations, (ii) sell assets, (iii) create or suffer to exist any lien, (iv) make certain investments, (v) incur debt and (vi) transact with affiliates. In addition, the Term Loan Agreement includes customary affirmative covenants for an asset-based term loan, including covenants regarding the delivery of financial statements, reports and notices to the Agent. The Term Loan Agreement also contains customary representations and warranties and event of default provisions for a secured term loan.

Amendment to Term Loan Agreement and Joinder

In connection with the Cretic Acquisition, on November 16, 2018, the Company, as a guarantor, FES LLC, as borrower, and certain of their subsidiaries, as guarantors, entered into Amendment No. 1 to Loan and Security

Agreement and Pledge and Security Agreement (the “Term Loan Amendment”) with the lenders party thereto and Wilmington Trust, National Association, as agent (the “Term Loan Agent”), pursuant to which the Term Loan Agreement, was amended to, among other things, permit (i) debt under the Revolving Loan Agreement (described below) and the liens securing the obligations thereunder, (ii) the incurrence of add-on term loans under the Term Loan Agreement in an aggregate principal amount of $10.0 million and (iii) the incurrence of one-year “last-out” bridge loans under the Term Loan Agreement in an aggregate principal amount of $50.0 million (the “Bridge Loan”).

In addition, on November 16, 2018, Cretic entered into joinder documentation pursuant to which it became a guarantor under the Term Loan Agreement and a pledgor under the Pledge and Security Agreement referred to in the Term Loan Agreement.

Revolving Loan Agreement

In connection with the Cretic Acquisition, on November 16, 2018, the Company and certain of its subsidiaries, as borrowers, entered into a Credit Agreement (the “Revolving Loan Agreement”) with the lenders party thereto and Regions Bank, as administrative agent and collateral agent (the “Revolver Agent”). The Revolving Loan Agreement provides for $35 million of revolving loan commitments, subject to a borrowing base comprised of 85% of eligible accounts receivable, 90% of eligible investment grade accounts receivable and 100% of eligible cash, less reserves. The loans under the Revolving Loan Agreement are due in January 2021, accrue interest at a floating rate of LIBOR plus 2.50%—3.25%, or a base rate plus 1.50%—2.25%, with the margin based on the fixed charge coverage ratio from time to time. The Company is in violation of certain provisions of the Revolving Loan Agreement related to the Going Concern Opinion, which cause the loan to be in default. A limited waiver was obtained as described below, providing relief of this provision extending, through June 30, 2020, of the requirement to provide an unqualified opinion of the Company’s consolidated financial statements. Due to limitations of the waiver, which only included a time extension and not unconditional relief of providing an unqualified opinion from the independent auditors on the Company’s financial statements, the Company will not be able to remedy the violation once the waiver term expires, and there is no assurance that additional waivers can be obtained. As a result of the Company’s violation of the Revolving Loan Agreement provisions and only a conditional waiver obtained, the Company has recorded the outstanding balance of this note as a current liability as of December 31, 2019.

The Revolving Loan Agreement is secured on a first lien basis by substantially all assets of the Company and its subsidiaries, subject to an intercreditor agreement between the Revolver Agent and the Term Loan Agent which provides that the priority collateral for the Revolving Loan Agreement consists of accounts receivable, cash and related assets, and that the other assets of the Company and its subsidiaries constitute priority collateral for the Term Loan Agreement. At December 31, 2019, we had $4.0 million borrowings outstanding, $7.2 million in letters of credit outstanding and availability of $4.1 million.

February and March 2020 Revolving Loan Amendments, Term Loan Amendment and Term Loan Waiver

On February 3, 2020 the Company and Regions Bank entered into an amendment to its Revolving Loan effective December 31, 2019, which among other things, reinstated a minimum excess line availability covenant for the monthly periods from December 2019 through July 2020 and removed the requirement to test for the purpose of a financial covenant, the fixed charge coverage ratio for the monthly periods from December 2019 through June 2020.

On March 20, 2020, the Company and certain of its subsidiaries, as borrowers, entered into the Third Amendment and Temporary Limited Waiver to Credit Agreement (the “March 2020 Revolving Loan Amendment”) with the lenders party thereto and the Revolver Agent. Pursuant to the March 2020 Revolving Loan Amendment, the requirement for the Company to deliver an unqualified audit opinion for the fiscal year ended December 31, 2019 was waived until June 30, 2020 (the “Revolving Loan Agreement Temporary

Waiver”). In addition, the commitments under the Revolving Loan Agreement were reduced from $35.0 million to $27.5 million, and interest under the Revolving Loan Agreement was increased from a range of LIBOR plus 2.50% to 3.25% or base rate plus 1.50% to 2.25% based on the fixed charge coverage ratio from time to time, to LIBOR plus 4.25% or base rate plus 3.25%.

On March 20, 2020, the Company, as a guarantor, FES LLC, as borrower, and certain of their subsidiaries, as guarantors, obtained a corresponding waiver under the Term Loan Agreement for the requirement to deliver an unqualified audit opinion for the fiscal year ended December 31, 2019.

On March 23, 2020, the Company, as a guarantor, FES LLC, as borrower, and certain of their subsidiaries, as guarantors, entered into Amendment No. 3 to Loan and Security Agreement (the “March 2020 Term Loan Amendment”) with the lenders party thereto and the Term Loan Agent. Pursuant to the March 2020 Term Loan Amendment, there will be no cross-default to the Revolving Loan Agreement resulting from the expiration of the Revolving Loan Agreement Temporary Waiver.

5% Subordinated Convertible PIK Notes

On March 4, 2019, the Company issued $51.8 million aggregate original principal amount of 5.00% Subordinated Convertible PIK Notes due June 30, 2020 (the “PIK Notes”). On March 4, 2019, the Company, as Issuer, and Wilmington Trust, National Association, as Trustee, entered into an Indenture governing the terms of the PIK Notes.

The PIK Notes bear interest at a rate of 5.00% per annum. Interest on the PIK Notes will be accrued and payable, or capitalized to principal if not permitted to be paid in cash, semi-annually in arrears on June 30 and December 31 of each year, commencing on June 30, 2019. The Company capitalized the PIK Note interest totaling $0.9 million on July 1, 2019 and $1.3 million on January 1, 2020, which corresponds to the date the interest was determined to be paid.

The PIK Notes are the unsecured general subordinated obligations of the Company and are subordinated in right of payment to any existing and future secured or unsecured senior debt of the Company. The payment of the principal of, premium, if any, and interest on the PIK Notes will be subordinated to the prior payment in full of all of the Company’s existing and future senior indebtedness. In the event of a liquidation, dissolution, reorganization or any similar proceeding, obligations on the PIK Notes will be paid only after senior indebtedness has been paid in full. Pursuant to the Indenture, the Company is not permitted to (1) make cash payments to pay principal of, premium, if any, and interest on or any other amounts owing in respect of the PIK Notes, or (2) purchase, redeem or otherwise retire the PIK Notes for cash, if any senior indebtedness is not paid when due or any other default on senior indebtedness occurs and the maturity of such indebtedness is accelerated in accordance with its terms unless, in any case, the default has been cured or waived, and the acceleration has been rescinded or the senior indebtedness has been repaid in full.

The Indenture also provides that upon a default by the Company in the payment when due of principal of, or premium, if any, or interest on, indebtedness in the aggregate principal amount then outstanding of $5.0 million or more, or acceleration of the Company’s indebtedness so that it becomes due and payable before the date on which it would otherwise have become due and payable, and if such default is not cured or waived within 30 days after notice to the Company by the Trustee or by holders of at least 25% in aggregate principal amount of the PIK Notes then outstanding, the principal of, (and premium, if any) and accrued and unpaid interest on, the PIK Notes may be declared immediately due and payable.

The PIK Notes are redeemable in whole or from time to time in part at the Company’s option at a redemption price equal to the sum of (i) 100.0% of the principal amount of the PIK Notes to be redeemed and (ii) accrued and unpaid interest thereon to, but excluding, the redemption date, which amounts may be payable in cash or in shares of the Company’s common stock, (subject to limitations, if any, in the documentation governing the Company’s senior indebtedness). If redeemed for the Company’s common stock the holder will receive a number of shares of the Company’s common stock calculated based on the Fair Market Value of a share of the Company’s common stock at such time, in each case less a 15% discount per share. The 15% discount represents an implied conversion premium at issuance which will be settled in common stock at the date of conversion. As such, the face value of the PIK Notes will be accreted to the settlement amount at June 30, 2020. For the year ended December 31, 2019, the Company recorded $4.2 million in interest expense related to the accretion of the conversion premium.

The Indenture contains provisions permitting the Company and the trustee in certain circumstances, without the consent of the holders of the PIK Notes, and in certain other circumstances, with the consent of the holders of not less than a majority in aggregate principal amount of the PIK Notes at the time outstanding to execute supplemental indentures modifying the terms of the Indenture and the PIK Notes as described It is also provided in the Indenture that, subject to certain exceptions, the holders of a majority in aggregate principal amount of the PIK Notes at the time outstanding may on behalf of the holders of all the PIK Notes waive any past default or event of default under the Indenture and its consequences.

The Indenture provides for mandatory conversion of the PIK Notes at maturity (or such earlier date as the Company shall elect to redeem the PIK Notes), or upon a marketed public offering of the Company’s common stock or a Change of Control, in each case as defined in the Indenture, at a conversion rate per $100 principal amount of PIK Notes into a number of shares of the Company’s common stock calculated based on the Fair Market Value of a share of the Company’s common stock at such time, in each case less a 15% discount per share.

Fair Market Value means fair market value as determined by (A) in the case of a marketed public offering, the offering price per share paid by public investors in such marketed public offering, (B) in the case of a Change of Control, the value of the consideration paid per share by the acquirer in the Change of Control transaction, or (C) in the case of mandatory conversion at the Maturity Date (or such earlier date as the Company shall elect to redeem the PIK Notes), such value as shall be determined by a nationally recognized investment banking firm engaged by the Board of Directors of the Company.

The Company used the gross proceeds of $51.8 million that it received from the issuance of the PIK Notes to repay all of the outstanding principal and accrued and unpaid interest on the Bridge Loan.

Interest on the Bridge Loan prior to its repayment accrued at a rate of 14% (5% cash interest plus 9% PIK interest). The payment obligations of the Borrower under the Bridge Loan have been fully satisfied as of March 4, 2019.

The exchange of the Bridge Loan for the PIK Notes was recognized as a modification of the Term Loan as the amended Term Loan, resulting from the exchange, was not substantially different from the Term Loan. As such, the net carrying value of the Term Loan was not adjusted and a new effective interest that equates the revised cash flows of the modified Term Loan to the existing carrying value of the Term Loan was computed and applied prospectively. Costs incurred with third parties of approximately $1.6 million, related to the issuance of the PIK Notes, were recognized in interest expense for the year ended December 31, 2019.

Effective November 14, 2019, each of Ascribe Capital LLC and Solace Capital Partners LP, on behalf of each of their funds that is a holder of PIK Notes issued under the Indenture which in the aggregate hold $48.9 million of face value of the PIK Notes as of December 31, 2019, agreed to extend the maturity date under the Indenture to November 30, 2020 of those PIK Notes, the Excess PIK Notes, for which there are not at June 30, 2020 sufficient authorized shares of common stock of the Company to effect the mandatory conversion of the Excess PIK Notes, after giving effect to the conversion of PIK Notes held by other holders of PIK Notes who have not agreed to a maturity date extension or conversion deferral. Each also agreed to defer the mandatory conversion feature under the Indenture for such Excess PIK Notes until after the Company’s stockholders have authorized sufficient additional shares of the Company’s common stock to permit such conversion.

Insurance Notes

During 2019 and 2018, the Company entered into insurance promissory notes for the payment of insurance premiums at an interest rate of 4.68% and 3.27% respectively, with an aggregate principal amount outstanding of approximately $4.5 million and $5.2 million as of December 31, 2019 and 2018, respectively. The amount outstanding could be substantially offset by the cancellation of the related insurance coverage which is classified in prepaid insurance. These notes are or were payable in nine monthly installments with maturity dates of August 15, 2020 and July 15, 2019, respectively.

10. Commitments and Contingencies

Concentrations of Credit Risk

Financial instruments which subject the Company to credit risk consist primarily of cash balances maintained in excess of federal depository insurance limits and trade receivables. Insurance coverage is currently $250,000 per depositor at each financial institution, and the Company’s non-interest bearing cash balances exceeded federally insured limits. The Company restricts investment of temporary cash investments to financial institutions with high credit standings.

The Company’s customer base consists primarily of multi-national and independent oil and natural gas producers. The Company does not require collateral on its trade receivables. For the year ended December 31, 2019 the Company’s largest customer, five largest customers, and ten largest customers constituted approximately 10%, 36%, and 45% of total revenues, respectively. For the year ended December 31, 2018, the Company’s largest customer, five largest customers, and ten largest customers constituted approximately 14%, 44%, and 55% of total revenues, respectively. The loss of any one of the Company’s top five customers would have a materially adverse effect on the revenues and profits of the Company. Further, the Company’s trade accounts receivable are from companies within the oil and natural gas industry and as such the Company is exposed to normal industry credit risks. As of December 31, 2019, the Company’s largest customer, five largest customers, and ten largest customers constituted approximately 19%, 34%, and 40% of trade accounts receivable, respectively. As of December 31, 2018, the Company’s largest customer, five largest customers, and ten largest customers constituted approximately 5%, 28%, and 31% of trade accounts receivable, respectively. The Company continually evaluates its reserves for potential credit losses and establishes reserves for such losses.

Employee Benefit Plan

The Company has a 401(k) retirement plan for substantially all of its employees based on certain eligibility requirements. The Company may provide profit sharing contributions to the plan at the discretion of management. No such discretionary contributions have been made since inception of the plan.

Litigation

The Company is subject to various other claims and legal actions that arise in the ordinary course of business. The Company does not believe that any of the currently existing claims and actions, separately or in the aggregate, will have a material adverse effect on the Company’s business, financial condition, results of operations, or cash flows. It is reasonably possible that cases could be resolved and result in liabilities that exceed the amounts currently reserved; however, we cannot reasonably estimate a range of loss based on the status of the cases. If one or more negative outcomes were to occur relative to these matters, the aggregate impact to the Company’s financial condition could be material.

Self-Insurance

The Company is self-insured under its Employee Group Medical Plan for the first $150 thousand per individual.

As of December 31, 2019, the Company has a per occurrence $2.0 million deductible for general liability. The Company has an additional premium payable clause under its lead of $10.0 million limit excess policy that states in the event losses exceed $2.0 million, an additional loss premium of 15% will be payable for losses in excess of $2.0 million. The additional loss premium is payable at the time when the insurers pay for the loss and will be payable over a period agreed by the insurers.

As of December 31, 2018, the Company was self-insured with a retention for the first $250 thousand in general liability. The Company has an additional premium payable clause under its lead $10.0 million limit excess policy that states in the event losses exceed $1.0 million, an additional loss premium of 15% to 17% will be payable for losses in excess of $1.0 million. The additional loss premium is payable at the time when the insurers pay for the loss and will be payable over a period agreed by the insurers.

The Company has accrued liabilities totaling $7.0 million and $5.2 million as of December 31, 2019 and December 31, 2018, respectively, for the projected additional premium and self-insured portion of these insurance claims as of the financial statement dates. This accrual includes claims made as well as an estimate for claims incurred but not reported by using third party data and claims history as of the financial statement dates.

Other

The Company is currently undergoing sales and use tax audits for multi-year periods. The Company believes the outcome of these audits will not have a material adverse effect on its results of operations or financial position. Because certain of these audits are in a preliminary stage, an estimate of the possible loss or range of loss cannot reasonably be made.

11. Leases

The Company adopted a comprehensive new lease accounting standard, ASC 842, effective January 1, 2019. The details of the significant changes to the Company’s accounting policies resulting from the adoption of the new standard are set out below. The Company adopted the standard on a prospective basis using the optional modified retrospective transition method; accordingly, the comparative information as of and for the year ended December 31, 2018 has not been adjusted and continues to be reported under the previous lease standard. Under the new lease standard, assets and liabilities that arise from all leases are required to be recognized on the balance sheet for lessees. Previously, only capital leases, which are now referred to as finance leases, were recorded on the balance sheet.

Beginning January 1, 2019, for all leases with a term in excess of 12 months, the Company recognized a lease liability equal to the present value of the lease payments and a right-of-use asset representing our right to use the underlying asset for the lease term. For operating leases, lease expense for lease payments is recognized on a straight-line basis over the lease term, while finance leases include both an operating expense and an interest expense component. For all leases with a term of 12 months or less, the Company elected the practical expedient to not recognize lease assets and liabilities. The Company recognizes lease expense for these short-term leases on a straight-line basis over the lease term. The Company has a significant number of short-term leases including month-to-month agreements that continue in perpetuity until the lessor or the Company terminates the lease agreement.

The Company is a lessee for operating leases, primarily related to real estate, salt water disposal wells and equipment. The vast majority of the Company’s operating leases have remaining lease terms of 10 years or less, some of which include options to extend the leases, and some of which include options to terminate the leases. The Company generally does not include renewal or termination options in the assessment of leases unless extension or termination is deemed to be reasonably certain. The accounting for some leases may require significant judgment, which includes determining whether a contract contains a lease, determining the incremental borrowing rates to utilize in the net present value calculation of lease payments for lease agreements which do not provide an implicit rate, and assessing the likelihood of renewal or termination options. Incremental borrowing rate is determined by utilizing a fully collateralized rate for a fully amortizing loan with the same term as the operating lease. Salt water disposal well locations have fixed or both fixed and variable lease amounts where the variable lease payments are based on the volume of fluids injected into to the well and/or sales of products by the Company. The Company also has some lease agreements with lease and non-lease components, which are generally accounted for as a single lease component.

The Company is a lessee for finance leases related to autos and trucks and well servicing equipment. The vast majority of the Company’s finance leases have remaining lease terms of three years or less, all of which include options to terminate the leases after one year and do not include options to extend the lease. For all finance leases, the Company is subject to a residual value guarantee established by the lessor and based upon the calculated net book value of the vehicle as of the date of early termination of the lease. The loans are collateralized by equipment purchased with the proceeds of such loans. For finance leases, the Company uses discount rates similar to incremental borrowing rates available for comparable equipment financing in the net present value calculation of lease payments. The Company’s vehicle finance lease agreements contain lease and non-lease components, which are accounted for separately.

The following tables illustrate the financial impact of the Company’s leases as of and for the year ended December 31, 2019, along with other supplemental information about the Company’s leases (in thousands, except years and percentages):

Year Ended December 31, 2019
Components of lease expense:
Finance lease cost:
Amortization of right-of-use assets	$4,495
Interest on lease liabilities	529
Operating lease cost:
Lease expense (1)	1,838
Short-term lease cost	1,787

Total lease cost	$8,649

(1)	Includes variable lease costs of $284 thousand for the year ended December 31, 2019.

December 31, 2019
Components of balance sheet:
Operating leases:
Operating lease right-of-use assets (non-current)	$6,235
Current portion of operating lease liabilities	$1,476
Long-term operating lease liabilities, net of current portion	$4,759
Finance leases:
Property and equipment, net	$14,467
Current portion of long-term debt	$4,915
Long-term debt, net of current portion and debt discount	$5,130

Year Ended December 31, 2019
Other supplemental information:
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows for operating leases	$3,625
Operating cash flows for finance leases—interest	$529
Financing cash flows for finance leases	$5,038
Noncash activities from right-of-use assets obtained in exchange for lease obligations:
Operating leases	$7,390
Finance leases	$2,754
Weighted-average remaining lease term:
Operating leases	7.6 years
Finance leases	3.1 years
Weighted-average discount rate:
Operating leases	7.1%
Finance leases	5.1%

The following table summarizes the maturity of the Company’s debt, operating and finance leases as of December 31, 2019 (in thousands):

	Debt	Operating Leases—Related Party	Operating Leases—Other	Finance Leases
2020	$61,198	$27	$2,037	$5,226
2021	59,800	—	1,042	3,886
2022	—	—	879	1,292
2023	—	—	749	162
2024	—	—	677	—
Thereafter	—	—	2,749	—

Total minimum payments	120,998	27	8,133	10,566
Less imputed interest	—	(1)	(1,924)	(521)
Less debt discount	(2,348)	—	—	—
Debt premium	6,000	—	—	—

Total debt and lease liabilities per balance sheet	$124,650	$26	$6,209	$10,045

The Company adopted ASC 842 on January 1, 2019 as noted above, and as required, the following disclosure is provided for periods prior to adoption. Future annual minimum lease payments and capital lease commitments as of December 31, 2018 were as follows (in thousands):

	Operating Leases—Related Party	Operating Leases—Other	Capital Leases
2020	$30	$986	$4,334
2021	8	946	3,375
2022	—	781	1,051
2023	—	386	—
Thereafter	—	1,350	—

Total	$38	$4,449	$8,760

12. Supplemental Cash Flow Information

	Year Ended December 31,
	2019	2018
	(in thousands)
Cash paid for
Interest	$4,324	$3,989
Income tax	—	—
Supplemental schedule of non-cash investing and financing activities
Finance leases on equipment	$2,754	$3,829
Change in accounts payable related to capital expenditures	$—	$(599)

13. Related Party Transactions

During the years ended December 31, 2019 and 2018 the Company incurred related party expenses, primarily related to rent, of $0.9 million and $1.1 million, respectively.

There was no related party revenue for the years ended December 31, 2019 and 2018.

As of December 31, 2019 and 2018, there were no related party accounts receivable or accounts payable.

In addition to such related party transactions above, Lawrence “Larry” First, a director of FES Ltd., serves as the Chief Investment Officer and Managing Director of Ascribe Capital LLC, or Ascribe, and Brett G. Wyard, also a director of FES Ltd., serves as a Managing Partner of Solace Capital Partners, or Solace. As of December 31, 2019, Ascribe and/or one or more of its affiliates was owed approximately $16.2 million of the aggregate principal amount of the Term Loan Agreement and approximately $28.7 million of the aggregate principle amount of the PIK Notes. As of December 31, 2019, Solace and/or one of its affiliates was owed approximately $14.8 million of the aggregate principal amount of the term loan covered by the Term Loan Agreement and approximately $21.1 million of the aggregate principal amount of the PIK Notes. Moreover, an affiliate of Solace and affiliates of Ascribe are parties to certain registration rights agreement by and among the Company and certain stockholders of the Company.

14. Earnings (loss) per Share

The following table sets forth the computation of basic and diluted loss per share (in thousands, except per share amounts):

	Year Ended December 31,
	2019	2018
Basic and diluted:
Net loss	$(68,399)	$(32,607)
Weighted-average common shares	5,472	5,368
Basic and diluted net loss per share	$(12.50)	$(6.07)

There were 171,716 and 329,240 unvested restricted stock units that were not included in the calculation of diluted EPS for the years ended December 31, 2019 and 2018, respectively, because their effect would have been antidilutive.

15. Business Segment Information

The Company has three reportable segments organized based on its products and services—well servicing, coiled tubing and fluid logistics. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Upon the acquisition of Cretic, the Company evaluated its segment information and determined that coiled tubing represented a separate segment under current facts.

Well Servicing

The Company’s well servicing segment utilizes a fleet of well servicing rigs, which was comprised of workover rigs and swabbing rigs, in addition to coiled tubing spreads and other related assets and equipment to provide the following services: (i) well maintenance, including remedial repairs and removal and replacement of downhole production equipment, (ii) well workovers, including significant downhole repairs, re-completions and re-perforations, (iii) completion and swabbing activities, (iv) plugging and abandonment services, and (v) pressure testing of oil and natural gas production tubing and scanning tubing for pitting and wall thickness using tubing testing units.

Coiled Tubing

The coiled tubing segment utilizes our fleet of coiled tubing units to provide a range of services accomplishing a wide variety of goals including horizontal completions, well bore clean-outs and maintenance, nitrogen services, thru-tubing services, formation stimulation using acid and other chemicals, and other pre- and post-hydraulic fracturing well preparation services.

Fluid Logistics

The Company’s fluid logistics segment utilizes a fleet of fluid transport trucks and related assets, including specialized vacuum, high-pressure pump and tank trucks, frac tanks, water wells, salt water disposal wells and facilities, and related equipment to provide services such as transportation, storage and disposal of a variety of drilling and produced fluids used in, and generated by, oil and natural gas production. These services are required in most workover and completion projects and are routinely used in the daily operation of producing wells.

The following table sets forth certain financial information with respect to the Company’s reportable segments for the years ended December 31, 2019 and 2018 (in thousands):

	Well Servicing	Coiled Tubing	Fluid Logistics	Consolidated
Year ended December 31, 2019
Operating revenues	$91,521	$52,335	$44,566	$188,422
Direct operating costs	72,980	51,982	34,635	159,597

Segment profits	$18,541	$353	$9,931	$28,825

Depreciation and amortization	$9,697	$10,745	$8,962	$29,404
Capital expenditures (1)	$6,042	$6,709	$2,678	$15,429
Total assets	$65,401	$70,506	$44,504	$180,411
Long lived assets	$50,609	$59,094	$33,537	$143,240

Year ended December 31, 2018
Revenues	$83,035	$39,572	$58,291	$180,898
Direct operating costs	67,889	32,384	46,552	146,825

Segment profits	$15,146	$7,188	$11,739	$34,073

Depreciation and amortization	$10,324	$6,480	$13,739	$30,543
Capital expenditures (1)	$5,080	$12,961	$4,044	$22,085
Total assets	$79,236	$113,008	$50,955	$243,199
Long lived assets	$52,314	$84,588	$45,386	$182,288

(1)	Capital expenditures listed above include all cash and non-cash additions to property and equipment, including finance leases and fixed assets recorded in accounts payable at year-end.

	Year Ended December 31,
	2019	2018
Reconciliation of Operating Loss As Reported:
Segment profits	$28,825	$34,073
Less:
Impairment of goodwill	19,222	—
General and administrative expense	24,065	25,390
Depreciation and amortization	29,404	30,543

Operating loss	(43,866)	(21,860)
Other income (expenses), net	(24,677)	(11,150)

Pre-tax loss	$(68,543)	$(33,010)

	December 31,
	2019	2018
Reconciliation of Total Assets As Reported:
Total reportable segments	$180,411	$243,199
Parent	9,854	13,186

Total assets	$190,265	$256,385

16. Revenue

The following tables show revenue disaggregated by primary geographical markets and major service lines for the years ended December 31, 2019 and 2018 (in thousands):

	Year ended December 31, 2019
Primary Geographical Markets	Well Servicing	Coiled Tubing	Fluid Logistics	Total
South Texas	$64,336	$16,652	$22,300	$103,288
East Texas (1)	5,089	—	1,941	7,030
Central Texas	—	—	10,842	10,842
West Texas	22,096	35,683	9,483	67,262

Total	$91,521	$52,335	$44,566	$188,422

	Year ended December 31, 2018
Primary Geographical Markets	Well Servicing	Coiled Tubing	Fluid Logistics	Total
South Texas	$41,505	$34,137	$28,745	$104,387
East Texas (1)	4,536	—	3,040	7,576
Central Texas	—	—	14,028	14,028
West Texas	36,994	5,435	12,478	54,907

Total	$83,035	$39,572	$58,291	$180,898

(1)	Includes revenues from the Company’s operations in Pennsylvania.

17. Income Taxes

Income tax benefit included in the consolidated statements of operations consisted of the following (in thousands):

	Year Ended December 31,
	2019	2018
Current:
Federal	$—	$—
State	(32)	104
Foreign	—	(485)

Total current income tax (benefit) expense	(32)	(381)

Deferred:
Federal	(112)	—
State	—	(22)
Foreign	—	—

Total deferred income tax (benefit) expense	(112)	(22)

Total income tax (benefit) expense	$(144)	$(403)

The differences between income taxes expected at the U.S. federal statutory income tax rate of 21% and the reported income tax benefit are summarized as follows (in thousands):

	Year Ended December 31,
	2019	2018
Income tax benefit at statutory rate	$(14,394)	$(6,932)
Nondeductible expenses	2,181	258
Change in deferred tax valuation allowance	20,989	(1,636)
Change in uncertain tax position	(8,282)	8,270
Foreign taxes	—	(472)
State taxes	(467)	46
Other	(171)	63

	$(144)	$(403)

Significant components of our deferred tax assets and liabilities are as follows (in thousands):

	December 31,
	2019	2018
Deferred tax assets:
Net operating loss carryforwards	$22,610	$6,993
Foreign tax credits	796	796
Acquisition expenses	491	855
Share-based compensation	418	141
Bad debts	965	252
Accrued expenses	1,546	2,529
Tax over book depreciation	4,195	7,019
Intangible assets	3,835	—
Operating lease liabilities	1,331	—
Disallowed interest expense	3,855	—
Other	171	102

Total deferred tax assets	40,213	18,687
Less: valuation allowance	(38,721)	(17,732)

Total deferred tax assets, net	$1,492	$955

Deferred tax liabilities:
Book over tax depreciation	$(356)	$(137)
Intangible assets	—	(1,175)
Operating lease right of use assets	$(1,381)	$—

Total deferred tax liabilities	$(1,737)	$(1,312)

Net deferred tax liability	$(245)	$(357)

As of December 31, 2019, the Company had net operating loss (“NOL”) carryforwards for federal income tax purposes of approximately $106.6 million, of which $52.0 million will begin to expire in 2033 if not utilized to offset taxable income, and $54.6 million may be carried forward indefinitely. Future changes in ownership, as defined by Section 382 of the IRC, could limit the amount of NOL carryforwards used in any one year.

In general, under Sections 382 and 383 of the IRC, a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its pre-change NOLs and certain tax credits, to offset future taxable income and tax. Generally, an ownership change occurs if the aggregate stock ownership of certain stockholders changes by more than 50 percentage points over such stockholders’ lowest percentage of ownership during the testing period (generally three years). In connection with our emergence from Chapter 11 proceedings in 2017, we experienced an ownership change for the purposes of Section 382. The ownership change did not result in the expiration of any pre-change NOLs. However, any subsequent ownership changes under the provisions of Section 382 could further adversely affect the use of our NOLs in future periods.

At December 31, 2019 and 2018, the Company placed a valuation allowance of $38.7 million and $17.7 million, respectively, against the entirety of its net deferred tax asset balance, as the Company has not determined that it is more likely than not to be realized. The change in the valuation allowance was $21.0 million for the year ended December 31, 2019.

During the year ended December 31, 2018, the Company derecognized $39.4 million of NOLs as an uncertain tax position (representing $8.3 million of deferred tax asset). The uncertain tax position resulted from an administrative error when our 2017 federal income tax return was filed, which inadvertently omitted an election out of the provisions of Section 382(l)(5). The Company filed for 9100 relief, requesting an extension of time to file the missing election. While the Company believed we had a strong set of facts, the decision to grant relief was at the discretion of the IRS. Based on this, we could not conclude “more likely than not” and the deferred tax asset was derecognized as of December 31, 2018. On September 12, 2019 the IRS granted the request and an amended 2017 federal income tax return was filed in accordance with the granted relief. As a result, the Company reinstated $39.4 million of NOL carryforwards, representing a deferred tax asset of $8.3 million at December 31, 2019.

The Company files U.S. federal, U.S. state, and foreign tax returns, and is generally no longer subject to tax examinations for fiscal years prior to 2015.

18. Share-Based Compensation

Management Incentive Plan

The Management Incentive Plan became effective on April 13, 2017.

The compensation committee, or the Compensation Committee, of the board of directors of the FES Ltd., or the Board, administers the Management Incentive Plan. The Compensation Committee has broad authority under the Management Incentive Plan to, among other things: (i) select participants; (ii) determine the terms and conditions, not inconsistent with the Management Incentive Plan, of any award granted under the Management Incentive Plan; (iii) determine the number of shares to be covered by each award granted under the Management Incentive Plan; and (iv) determine the fair market value of awards granted under the Management Incentive Plan, subject to certain exceptions.

Persons eligible to receive awards under the Management Incentive Plan include officers and employees of the Company. The types of awards that may be granted under the Management Incentive Plan include stock options, stock appreciation rights, restricted stock, restricted stock units, performance units, performance shares and other forms of stock based awards.

The maximum number of shares of common stock that may be issued or transferred pursuant to awards under the Management Incentive Plan is 750,000, which number may be increased with the approval of FES Ltd.’s stockholders. If any outstanding award granted under the Management Incentive Plan expires or is terminated or canceled without having been exercised or settled in full, or if shares of common stock acquired pursuant to an award subject to forfeiture are forfeited, the shares of common stock allocable to the terminated portion of such award or such forfeited shares will revert to the Management Incentive Plan and will be available for grant under the Management Incentive Plan as determined by the Compensation Committee in consultation with the Chairman of the Board, subject to certain restrictions.

In the event of any change in the outstanding shares of common stock by reason of a stock split, stock dividend or other non-recurring dividends or distributions, recapitalization, merger, consolidation, spin-off, combination, repurchase or exchange of stock, reorganization, liquidation, dissolution or other similar corporate transaction, an equitable adjustment will be made in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Management Incentive Plan. Such adjustment may include an adjustment to the maximum number and kind of shares of stock or other securities or other equity interests as to which awards may be granted under the Management Incentive Plan, the number and kind of shares of stock or other securities or other equity interests subject to outstanding awards and the exercise price thereof, if applicable.

Restricted Stock Unit activity under the Management Incentive Plan was as follows (in thousands):

	Number of Shares	Weighted Average Grant Date Fair Value
Unvested as of December 31, 2017	363,600	$11.00
Granted	86,400	$4.70
Vested	(103,680)	$9.92
Forfeited	(17,080)	$11.00

Unvested as of December 31, 2018	329,240	$9.68
Granted	—	$—
Vested	(85,534)	$11.00
Forfeited	(71,990)	$5.14

Unvested as of December 31, 2019	171,716	$11.00

Share based compensation expense recognized under the Management Incentive Plan was $0.9 million and $1.1 million during the years ended December 31, 2019 and 2018, respectively. As of December 31, 2019, unrecognized compensation cost was approximately $1.7 million to be recognized over approximately 1.7 years.

19. Equity Securities

The Company’s common stock carries the following rights:

● Voting. Holders of common stock are entitled to one vote per share of common stock owned as of the relevant record date on all matters submitted to a vote of stockholders. Except as otherwise required by Delaware law, holders of common stock (as well as holders of any preferred stock of FES Ltd. entitled to vote with such common stockholders) vote together as a single class on all matters presented to the stockholders for their vote or approval, including the election of directors. The election of directors is determined by a plurality of the votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote thereon. All other matters are determined by the vote of a majority of the votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote thereon, unless the matter is one upon which, by applicable law, the rules or regulations of any stock exchange applicable to FES Ltd., the Certificate of Incorporation of FES Ltd., or the Certificate of Incorporation, or the Second Amended and Restated Bylaws of FES Ltd., or the Bylaws, a different vote is required, in which case such provision shall govern and control the decision of such matter.

● Dividends. Subject to provisions of applicable law and the Certificate of Incorporation, dividends may be declared by and at the discretion of the Board at any meeting and may be paid in cash, in property, or in shares of stock of FES Ltd.

● Liquidation, dissolution or winding up. Except as otherwise required by the Certificate of Incorporation or the Bylaws, in the event of the liquidation, dissolution or winding-up of FES Ltd., holders of common stock will have all rights and privileges typically associated with such securities as set forth in the General Corporation Law of the State of Delaware in relation to rights upon liquidation.

● Restrictions on transfer. Common stock is not subject to restrictions on transfer as a result of the Certificate of Incorporation or the Bylaws. Nevertheless, there may be restrictions imposed by applicable securities laws or by the terms of other agreements entered into in the future. The Bylaws permit FES Ltd. to place restrictive legends on its share certificates in order to ensure compliance with these restrictions.

● Other rights. Holders of common stock have no preemptive, redemption, conversion or sinking fund rights.

The rights, preferences, and privileges of the holders of common stock will be subject to, and may be adversely affected by, the rights of the holders of any series of preferred stock that may be issued by FES Ltd.

20. Subsequent Events

Mergers

On December 23, 2019, the Company announced that it had entered into an Agreement and Plan of Merger dated as of December 19, 2019 (as amended, supplemented, and modified from time to time, the “Merger Agreement”) with Superior Energy Services, Inc., a Delaware corporation (“Superior”), New NAM, Inc., a Delaware corporation and a newly formed, wholly owned subsidiary of Superior which, prior to the completion of the mergers, will hold the Superior’s North American Business and its associated assets and liabilities (“NAM”), Spieth Newco, Inc., a Delaware corporation and a newly formed, wholly owned subsidiary of the Company (“Newco”), Spieth Merger Sub, Inc., a Delaware corporation and a newly formed, wholly owned subsidiary of Newco (“NAM Merger Sub”), and Fowler Merger Sub, Inc., a Delaware corporation and a newly formed, wholly owned subsidiary of Newco (“Forbes Merger Sub”), pursuant to which, upon the terms and subject to the conditions set forth in the Merger Agreement, NAM Merger Sub will merge with and into NAM (the “NAM Merger”) and Forbes Merger Sub will merge with and into the Company (the “Forbes Merger,” and together with the NAM Merger, the “Mergers”), with each of NAM and the Company continuing as surviving entities and wholly owned subsidiaries of Newco.

Effective immediately prior to the record date for the special meeting of the Company’s stockholders, Ascribe Capital LLC and its affiliates (collectively, the “Ascribe Entities”), and Solace Capital Partners, L.P. and its affiliates (collectively, “Solace”) have each agreed to exchange a portion of the Company’s 5.00% Subordinated Convertible PIK Notes due June 30, 2020 (the “Forbes Convertible PIK Notes”), including all accrued interest thereon, then held by them in exchange for shares of the Company’s common stock (the “Forbes PIK Exchange”). Immediately prior to the effective time of the Mergers, the balance of the aggregate principal amount of Forbes Convertible PIK Notes that is held by the Ascribe Entities and Solace will be contributed to Newco in exchange for shares of Newco Class A common stock (the “Forbes PIK Contribution”). Prior to the effective time of the Mergers, the Company will cause the aggregate principal amount of the Forbes Convertible PIK Notes outstanding at such time that is not held by the Ascribe Entities or Solace to convert into shares of the Company’s common stock in accordance with the Indenture governing the Forbes Convertible PIK Notes (the “Forbes PIK Conversion”). Immediately prior to the effective time of the Mergers, the Company will cause the aggregate principal amount outstanding under its Term Loan Agreement, together with accrued interest thereon, that is held by the Ascribe Entities and Solace as of immediately prior to the closing of the Mergers to be exchanged for approximately $30 million in newly issued mandatory convertible preferred shares of Newco (the “Preferred Stock”). The Preferred Stock will be entitled to cash dividends at a rate of 5% per annum, payable semi-annually, and will be subject to mandatory conversion on the third anniversary of the closing of the Mergers into a number of shares of Newco Class A common stock equal to 20% of the outstanding shares of Newco common stock outstanding at the closing of the Mergers on a fully diluted basis.

At the effective time of the Mergers, the holders of the Company’s common stock (i) issued and outstanding immediately prior to the effective time of the Mergers, which will include the Company’s restricted stock units granted under the Company’s equity compensation plans (“Forbes Outstanding Common Stock”), (ii) that are issuable upon consummation of the Forbes PIK Exchange, (iii) that are issuable upon the consummation of the Forbes PIK Contribution and (iv) that are issuable upon the Forbes PIK Conversion, collectively, will have the right to receive a number of shares of Newco Class A common stock that is equal to 35% of the shares of Newco common stock issued and outstanding after giving effect to the Mergers (the “Forbes Exchange Ratio”), subject to adjustment as described below. The balance of the Newco common stock issued and outstanding after giving effect to the Mergers will be owned by a subsidiary of Superior. If, immediately prior to the completion of the Mergers, the Company’s net debt (as defined in the Merger Agreement) exceeds $3.0 million (the “Forbes target net debt”), then the Forbes Exchange Ratio will be decreased on a pro rata basis by 0.25% for each $700,000 of the Company’s net debt in excess of the Company’s target net debt (provided that such decrease will not exceed 0.73%). The shares of Newco Class A common stock received by the holders of the Company’s common stock and Forbes Convertible PIK Notes in the Forbes Merger are referred to as the “Forbes Merger Consideration”. An aggregate of 1.5% of the Forbes Merger Consideration will be allocated, pro rata, to the holders of Forbes Outstanding Common Stock, and an aggregate of 98.5% of the Forbes Merger Consideration will be allocated, pro rata, to (x) the holders of Forbes Convertible PIK Notes exchanged pursuant to the Forbes PIK Exchange, (y) the holders of Forbes Convertible PIK Notes contributed pursuant to the Forbes PIK Contribution, and (z) the holders of Forbes Convertible PIK Notes converted pursuant to the Forbes PIK Conversion. After the mandatory conversion of the Preferred Stock, former stockholders of the Company, holders of Forbes Convertible PIK Notes, and holders of Preferred Stock would, collectively, own a 48% economic interest in the common stock of Newco, with the balance held indirectly by Superior.

The Merger Agreement, and the transactions contemplated thereby, have been approved by the Company’s Board of Directors, the special committee of the Company’s Board of Directors, and the Superior Board of Directors. Newco filed a preliminary proxy statement/prospectus on February 13, 2020. In connection with the Merger Agreement, certain stockholders of the Company, including the Ascribe Entities and Solace, entered into voting and support agreements. The Company stockholders that are party to the voting agreements have committed to vote the shares of the Company’s common stock they beneficially own in favor of the adoption of the Merger Agreement and any other matters necessary for the consummation of the transaction contemplated by the Merger Agreement, including the Mergers. Following the exchange described above, Ascribe and Solace will have the ability to approve the Merger Agreement and the Forbes Merger without the vote of any other stockholder.

The mergers are expected to close in the second quarter of 2020, subject to the satisfaction or waiver of customary closing conditions, including approval of the Merger Agreement by the Company’s stockholders and satisfaction of certain financing conditions.

Economic Developments

The Company is monitoring the recent reductions in commodity prices driven by the potential impact of the COVID-19 virus, along with global supply and demand dynamics and the recent oil price war triggered by Russia and Saudi Arabia. The Company determined that these triggering events will require the Company to test its long-lived assets for recoverability in subsequent periods. It is reasonably possible that the carrying value of certain assets may not be recoverable. The extent to which these events may impact the Company’s business will depend on future developments, which are highly uncertain and cannot be predicted at this time. The duration and intensity of these impacts and resulting disruption to the Company’s operations is uncertain and the Company will continue to assess the financial impact.

Other Events

In January 2020, a well control incident occurred on a producing well operated by a third party. Three fatalities and one injury are documented. The Company was one of the contractors engaged to perform a workover operation on the subject well. Lawsuits have been filed against the operator of the well and the engaged contractors, including Forbes. The Company has filed claims with its insurance carriers and has received the customary acknowledgments and reservations of rights from the carriers, and will assert indemnification claims against the operator and the engaged contractors. The Company is cooperating with regulatory investigations and is engaged in the above lawsuits, both of which are in early stages, and as a result, is unable to estimate a possible range of loss, if any, at this time.

ANNEX A

AGREEMENT AND PLAN OF MERGER

among

SUPERIOR ENERGY SERVICES, INC.

NEW NAM, INC.,

FORBES ENERGY SERVICES LTD.,

SPIETH NEWCO, INC.,

SPIETH MERGER SUB, INC.,

and

FOWLER MERGER SUB, INC.

Dated as of December 18, 2019

A-i

A-ii

Exhibit Number	Document
1.02	Terms of Separation Agreement
2.01	Form of Amended and Restated Certificate of Incorporation of Fowler
2.02	Form of Amended and Restated Bylaws of Fowler
2.03(a)	Form of Amended and Restated Certificate of Incorporation of Holdco
2.03(b)	Form of Amended and Restated Bylaws of Holdco
5.25	Financing Letters
7.18(b)	Fowler Exchange and Contribution Agreement
7.19	Terms of Holdco Convertible Preferred Stock
7.22	Term Sheet for Stockholders and Registration Rights Agreement
7.23(a)	Form of Transition Services Agreement
8.01(f)	Exchange Offer Financial Terms and Exchange Financing Offering Document
8.02(b)(i)	Form of Tax Representation Letter of Fowler
8.02(b)(ii)	Form of Tax Representation Letter of Ascribe
8.02(b)(iii)	Form of Tax Representation Letter of Solace
8.03(b)	Form of Tax Representation Letter of NAM

A-iii

GLOSSARY OF DEFINED TERMS

Defined Terms	Where Defined
ABL Financing	Section 5.25
Affiliate	Section 10.16
Agreement	Preamble
Alternative ABL Financing	Section 7.20(e)
Alternative Fowler Transaction	Section 10.16
Anti-Corruption Laws	Section 5.06(a)
Applicable Laws	Section 5.05(a)
Ascribe	Section 7.18(a)
Board of Directors of Holdco	Section 2.03
Cash	Section 10.16
Certificates	Section 4.02(b)
Certificates of Merger	Section 1.03
Closing	Section 1.02
Closing Date	Section 1.02
Code	Recitals
Commitment Letter	Recitals
Confidentiality Agreement	Section 7.06
Contribution Notes	Section 7.18(c)
Contribution Shares	Section 7.18(c)
Cut-off Time	Section 5.03(a)
Designated Stockholders	Recitals
DGCL	Section 1.01(a)
Dissenting Shares	Section 10.16
Effective Time	Section 1.03
Environmental Laws	Section 5.14(a)
ERISA	Section 10.16
ERISA Affiliate	Section 5.12(d)
Exchange Act	Section 4.04
Exchange Agent	Section 4.02(a)
Exchange Financing	Section 10.16
Exchange Financing Offering Document	Section 8.01(f)
Exchange Fund	Section 4.02(a)
Exchange Notes	Section 7.18(b)
Exchange Shares	Section 7.18(b)
Fee Letters	Section 5.25
Financing Agreements	Section 7.20(a)
Financing Letters	Section 5.25
Financing Sources	Section 7.20(a)
Form S-4	Section 7.08(a)
Fowler	Preamble
Fowler Adverse Recommendation Change	Section 7.02(b)
Fowler Benefit Plans	Section 10.16
Fowler Certificate of Merger	Section 1.03
Fowler Charter Amendment	Section 7.04(a)
Fowler Common Exchange Ratio	Section 10.16
Fowler Common Stock	Section 4.01(b)
Fowler Convertible PIK Notes	Section 5.03
Fowler Disclosure Letter	Article V
Fowler Equity Awards	Section 4.01(d)

A-iv

Defined Terms	Where Defined
Fowler Exchange and Contribution Agreement	Section 7.18(b)
Fowler Exchange Ratio	Section 10.16
Fowler Indenture	Section 10.16
Fowler Leases	Section 5.24
Fowler Material Adverse Effect	Section 10.16
Fowler Material Contracts	Section 5.21(a)
Fowler Merger	Section 1.01(b)
Fowler Merger Consideration	Section 4.01(b)
Fowler Merger Sub	Preamble
Fowler Net Debt	Section 10.16
Fowler Net Debt Certificate	Section 7.27
Fowler Notice of Adverse Recommendation	Section 7.02(b)
Fowler Outstanding Common Stock	Section 10.16
Fowler Permits	Section 5.05(b)
Fowler PIK Contribution	Section 7.18(c)
Fowler PIK Exchange	Section 7.18(b)
Fowler Preferred Stock	Section 5.03
Fowler PSUs	Section 4.01(d)
Fowler Real Property	Section 5.05(c)
Fowler Record Date	Section 5.07(c)
Fowler Registration Rights Agreement	Section 7.17
Fowler Reports	Section 5.08(a)
Fowler Revolving Loan Agreement	Section 10.16
Fowler RSUs	Section 4.01(d)
Fowler Stock Plans	Section 4.01(d)
Fowler Stockholder Approval	Section 5.07(c)
Fowler Superior Proposal	Section 10.16
Fowler Surviving Entity	Section 1.01(b)
Fowler Takeover Proposal	Section 10.16
Fowler Target Net Debt	Section 10.16
Fowler Term Loan Agreement	Section 10.16
Fowler Term Loan Contribution	Section 7.19
GAAP	Section 5.08(a)
Governmental Authority	Section 10.16
Governmental Order	Section 10.16
Hazardous Materials	Section 5.14(b)
Holdco	Preamble
Holdco Bonds	Section 10.16
Holdco Bylaws	Section 2.03
Holdco Charter	Section 2.03
Holdco Class A Common Stock	Section 4.01(a)
Holdco Class B Common Stock	Section 4.01(a)
Holdco Common Stock	Section 4.01(a)
Holdco Common Stock Number	Section 4.01(a)
HSR Act	Section 5.07(b)
Indebtedness	Section 10.16
Intellectual Property Rights	Section 5.15
Intended Tax Treatment	Section 10.16
Lazard	Section 6.19
Letter of Transmittal	Section 4.02(b)
Liens	Section 5.04

A-v

Defined Terms	Where Defined
Material Adverse Effect	Section 10.16
Merger Consideration	Section 4.01(b)
Merger Subs	Preamble
Mergers	Section 1.01(b)
NAM	Preamble
NAM Benefit Plans	Section 10.16
NAM Business	Section 10.16
NAM Certificate of Merger	Section 1.03
NAM Common Stock	Section 4.01(a)
NAM Disclosure Letter	Article VI
NAM Exchange Ratio	Section 10.16
NAM Financial Statements	Section 6.09(a)
NAM Leases	Section 6.25
NAM Material Adverse Effect	Section 10.16
NAM Material Contracts	Section 6.22(a)
NAM Merger	Section 1.01(a)
NAM Merger Consideration	Section 4.01(a)
NAM Merger Sub	Recitals
NAM Net Debt	Section 10.16
NAM Net Debt Certificate	Section 7.27
NAM Permits	Section 6.05(b)
NAM Real Property	Section 6.05(c)
NAM Surviving Entity	Section 1.01(a)
New Spieth	Section 4.01(a)
Organizational Documents	Section 10.16
Permitted Liens	Section 10.16
Person	Section 10.16
Privileged Company Communications and Work Product	Section 7.26
Proxy Statement/Prospectus	Section 7.08(a)
Regulatory Filings	Section 5.07(b)
Reimbursement Side Letter	Section 10.16
Reorganization	Recitals
Representatives	Section 7.02(a)
Returns	Section 10.16
Sanctions	Section 5.06(d)
Sarbanes-Oxley Act	Section 5.08(c)
SEC	Section 4.04
Securities Act	Section 5.07(b)
Separation Agreement	Recitals
SESI	Recitals
Simmons Energy	Section 5.18
Solace	Section 7.18(a)
Solvent	Section 10.16
Spieth	Preamble
Spieth Credit Agreement	Section 10.16
Spieth-NAM	Preamble
Stockholders and Registration Rights Agreement	Section 7.22
Subsidiary	Section 10.16
Surviving Entities	Section 1.01(b)
SWS	Recitals
Takeover Statute	Section 5.23

A-vi

Defined Terms	Where Defined
Taxes	Section 10.16
Termination Date	Section 9.02(a)
Terms of Holdco Convertible Preferred Stock	Section 7.19
Terms of Separation Agreement	Recitals
To the knowledge of	Section 10.16
Transaction Agreements	Section 10.16
Transaction Expenses	Section 7.11
Transition Services Agreement	Section 7.23(a)
Voting Agreements	Recitals

A-vii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) dated as of December 18, 2019, is by and among Superior Energy Services, Inc., a Delaware corporation (“Spieth”), New NAM, Inc., a Delaware corporation (“NAM”), Forbes Energy Services Ltd., a Delaware corporation (“Fowler”), Spieth Newco, Inc., a Delaware corporation (“Holdco”), Spieth Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Holdco (“NAM Merger Sub”), and Fowler Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Holdco (“Fowler Merger Sub” and, together with NAM Merger Sub, the “Merger Subs”).

RECITALS:

A. The Mergers. The parties intend to effect the merger transactions described in Sections 1.01 so that thereafter each of NAM and Fowler will be wholly owned by Holdco.

B. Voting Agreements. As an inducement to the parties to enter into this Agreement, concurrently with the execution and delivery of this Agreement, certain stockholders of Fowler (the “Designated Stockholders”) have each entered into a voting and support agreement (the “Voting Agreements”).

C. NAM Stockholder Approval. As an inducement to the parties to enter into this Agreement, Spieth has caused SESI, L.L.C. (“SESI”), in its capacity as sole stockholder of NAM, and each other Subsidiary of Spieth the vote or consent of which is required in connection with this Agreement and the other Transaction Agreements and the transactions contemplated hereby and thereby to execute and deliver a written consent on the date hereof approving this Agreement and the other Transaction Agreements and the transactions contemplated hereby and thereby.

D. Commitment Letter. As a condition and inducement to each of the parties to enter into this Agreement, on the date hereof, SESI and Fowler have entered into a debt commitment letter, pursuant to which the financial institutions party thereto have agreed to provide senior secured debt financing to Holdco in the amount and on the terms and conditions set forth therein (together with the exhibits attached thereto, the “Commitment Letter”).

E. Intended U.S. Federal Income Tax Consequences. The parties to this Agreement intend that, pursuant to the applicable provisions of the Internal Revenue Code of 1986, as amended (the “Code”), the Intended Tax Treatment will apply.

F. Formation of Holdco and the Merger Sub. In order to effectuate the transactions contemplated by this Agreement, on December 2, 2019, Holdco was formed as a wholly-owned direct subsidiary of Fowler, and the Merger Subs were formed as wholly-owned direct subsidiaries of Holdco.

G. Reorganization. Prior to the Closing, Spieth, SESI, Spieth Energy Services-North America Services, Inc. (“Spieth-NAM”), New Spieth (as defined herein) and Spieth Well Services, Inc. (“SWS”) will enter into a Separation Agreement (the “Separation Agreement”) containing the terms set forth on Exhibit 1.02 and such other terms as are reasonably acceptable to Spieth and Fowler (the “Terms of Separation Agreement”), providing for the separation of the NAM Business from Spieth and the distributions and contributions of the Persons described therein to NAM or its Subsidiaries, as a result of which NAM and its Subsidiaries hold all of the assets and business constituting the NAM Business (the transactions contemplated thereby collectively, the “Reorganization”).

NOW, THEREFORE, in consideration of the foregoing, and of the representations, warranties, covenants and agreements contained herein, the parties hereto hereby agree as follows:

ARTICLE I.

THE MERGERS

Section 1.01 The Mergers.

(a) Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, NAM Merger Sub shall be merged with and into NAM (the “NAM Merger”) in accordance with this Agreement, and the separate corporate existence of NAM Merger Sub shall thereupon cease. NAM shall be the surviving entity in the NAM Merger (sometimes referred to herein as the “NAM Surviving Entity”). The NAM Merger shall have the effects specified herein and in the Delaware General Corporation Law (the “DGCL”). As a result of the NAM Merger, the NAM Surviving Entity shall become a wholly owned Subsidiary of Holdco.

(b) Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Fowler Merger Sub shall be merged with and into Fowler (the “Fowler Merger”, and, together with the NAM Merger, the “Mergers”) in accordance with this Agreement, and the separate corporate existence of Fowler Merger Sub shall thereupon cease. Fowler shall be the surviving entity in the Fowler Merger (sometimes referred to herein as the “Fowler Surviving Entity” and, together with the NAM Surviving Entity, the “Surviving Entities”). The Fowler Merger shall have the effects specified herein and in the DGCL. As a result of the Fowler Merger, the Fowler Surviving Entity shall become a wholly owned Subsidiary of Holdco.

Section 1.02 The Closing. Upon the terms and subject to the conditions set forth in this Agreement, the closing of the Mergers (the “Closing”) shall take place at the offices of Latham & Watkins LLP, 811 Main St., Suite 3700, Houston, Texas 77002, at 9:00 a.m., local time, on the second business day immediately following the date of fulfillment or waiver (in accordance with the provisions hereof) of all of the conditions set forth in Article VIII (other than those conditions that by their nature are to be fulfilled at the Closing, but subject to the fulfillment or waiver of such conditions), or such other time and place as the parties may all agree. The date on which the Closing occurs is hereinafter referred to as the “Closing Date.”

Section 1.03 Effective Time. Concurrently with the Closing, the parties shall cause the Mergers to be consummated by filing with the Secretary of State of the State of Delaware (a) a Certificate of Merger (the “NAM Certificate of Merger”) with respect to the NAM Merger, duly executed and completed in accordance with Section 251 of the DGCL, and (b) a Certificate of Merger (the “Fowler Certificate of Merger” and, together with the NAM Certificate of Merger, the “Certificates of Merger”) with respect to the Fowler Merger, duly executed and completed in accordance with Section 251 of the DGCL, and, in each case, shall make all other filings or recordings required under the DGCL in order to effect the Mergers. The Mergers shall become effective concurrently at such time as agreed to by the parties and set forth in each of the Certificates of Merger (such time as the Mergers become effective being the “Effective Time”).

ARTICLE II.

CERTIFICATES OF INCORPORATION AND BYLAWS

Section 2.01 Certificates of Incorporation of the Surviving Entities. As of the Effective Time, (i) the certificate of incorporation of NAM as in effect immediately prior to the Effective Time shall continue to be the certificate of incorporation of the NAM Surviving Entity and (ii) the certificate of incorporation of Fowler as in effect immediately prior to the Effective Time shall be amended and restated to read in its entirety as set forth in the form attached hereto as Exhibit 2.01 and, as so amended, shall be the certificate of incorporation for the Fowler Surviving Entity, in each case, until duly amended in accordance with Applicable Laws.

Section 2.02 Bylaws of the Surviving Entities. As of the Effective Time, the bylaws of (i) NAM as in effect immediately prior to the Effective Time shall continue to be the bylaws of the NAM Surviving Entity and (ii) Fowler as in effect immediately prior to the Effective Time shall be amended and restated to read in its entirety as set forth in the form attached hereto as Exhibit 2.02 and, as so amended and restated, shall be the bylaws of the Fowler Surviving Entity, in each case, until duly amended in accordance with Applicable Laws.

Section 2.03 Certificate of Incorporation and Bylaws of Holdco. Prior to the Closing, Fowler and the board of directors of Holdco (the “Board of Directors of Holdco”) shall take, and shall cause Holdco to take, all requisite action to cause (i) the certificate of incorporation of Holdco to be amended and restated to read in its entirety as set forth on Exhibit 2.03(a) (as so amended and restated, the “Holdco Charter”) (except that the name of Holdco shall be changed to a name to be mutually agreed upon by the parties prior to the mailing of the Proxy Statement/Prospectus to the stockholders of Fowler) and (ii) the bylaws of Holdco to be amended and restated to read in their entirety as set forth on Exhibit 2.03(b) (as so amended, the “Holdco Bylaws”). The Holdco Charter and the Holdco Bylaws shall remain in such forms as prescribed by Exhibits 2.03(a) and 2.03(b), respectively, at and following the Effective Time until duly amended in accordance with Applicable Laws and the Stockholders and Registration Rights Agreement.

ARTICLE III.

DIRECTORS AND OFFICERS OF HOLDCO AND

OF THE SURVIVING ENTITIES

Section 3.01 Board of Directors and Officers of Holdco. Fowler shall, and shall cause Holdco to take, all requisite action to cause the directors and executive officers of Holdco as of the Closing to be as provided in Section 7.16. Each such director and executive officer shall remain in office until his or her successor shall be elected and qualified or his or her earlier death, resignation or removal in accordance with the Holdco Charter and Holdco Bylaws, in each case, as in effect at the time, and the Stockholders and Registration Rights Agreement.

Section 3.02 Boards of Directors of the Surviving Entities. The persons listed on Section 3.02 of the NAM Disclosure Letter shall be the initial directors of the NAM Surviving Entity and the Fowler Surviving Entity, in each case, from and after the Effective Time, until their successors shall be duly elected and qualified or their earlier death, resignation or removal in accordance with the respective certificates of incorporation and bylaws of each Surviving Entity.

Section 3.03 Officers of the Surviving Entities. The persons listed on Section 3.03 of the NAM Disclosure Letter shall be the officers of the NAM Surviving Entity and the Fowler Surviving Entity, in each case, from and after the Effective Time, until their successors shall be appointed or their earlier death, resignation or removal in accordance with the respective certificates of incorporation and bylaws of each Surviving Entity.

Prior to the Effective Time, Holdco, NAM, Fowler and the Merger Subs shall take all requisite action so that the officers of NAM Merger Sub and Fowler Merger Sub immediately prior to the Effective Time shall be the officers of the NAM Surviving Entity and Fowler Surviving Entity, respectively, from and after the Effective Time, until their successors shall be appointed or their earlier death, resignation or removal in accordance with the certificates of incorporation and bylaws of each Surviving Entity.

ARTICLE IV.

EFFECT OF THE MERGERS ON THE CAPITAL STOCK AND EQUITY AWARDS

Section 4.01 Conversion of Capital Stock of NAM, Fowler and Merger Subs.

(a) At the Effective Time, an indirect, wholly owned subsidiary of Spieth (“New Spieth”), as holder of all of the shares of common stock, par value $0.01 per share, of NAM (“NAM Common Stock”) issued and outstanding immediately prior to the Effective Time (other than shares of NAM Common Stock to be canceled without payment of any consideration therefor pursuant to Section 4.01(c)) shall, by virtue of the NAM Merger, have the right to receive (i) a number of validly issued, fully paid and nonassessable shares of Class A common stock, par value $0.01 per share, of Holdco (“Holdco Class A Common Stock”) or Class B common stock, par value $0.01 per share, of Holdco (“Holdco Class B Common Stock” and, together with the Holdco Class A Common Stock, “Holdco Common Stock”) equal to the product of (A) the NAM Exchange Ratio multiplied by (B) 5,000,000 (the “Holdco Common Stock Number”) and (ii) Holdco Bonds (such shares of Holdco Class A Common Stock, shares of Holdco Class B Common Stock and Holdco Bonds received by the holders of NAM Common Stock are collectively referred to herein as the “NAM Merger Consideration”) in exchange for all of the shares of NAM Common Stock issued and outstanding immediately prior to the Effective Time. The Holdco Common Stock portion of the NAM Merger Consideration shall be allocated among Holdco Class A Common Stock and Holdco Class B Common Stock as follows: (i) first, a number of shares of Holdco Class A Common Stock such that New Spieth holds 49.9% of the shares of Holdco Class A Common stock issued and outstanding immediately following the Effective Time and (ii) the balance of the Holdco Common Stock portion of the NAM Merger Consideration shall be paid in shares of Holdco Class B Common Stock. Each such share of NAM Common Stock shall cease to be outstanding and shall be cancelled and shall cease to exist, and Spieth shall thereafter cease to have any rights with respect to such shares of NAM Common Stock, except the right to receive, without interest, shares of Holdco Common Stock in accordance with this Section 4.02. At the Effective Time, each issued and outstanding share of common stock, par value $0.01 per share, of NAM Merger Sub shall be converted, by reason of the NAM Merger, into one fully paid and nonassessable share of common stock, par value $0.01 per share, of the NAM Surviving Entity.

(b) At the Effective Time, the holders of shares of common stock, par value $0.01 per share, of Fowler (“Fowler Common Stock”) (i) issued and outstanding immediately prior to the Effective Time that constitute Fowler Outstanding Common Stock or that constitute Exchange Shares and (ii) issuable upon conversion of Fowler Convertible PIK Notes in accordance with Section 7.18(a), in each case, other than any Dissenting Shares, shall, by virtue of the Fowler Merger, have the right to receive a number of validly issued, fully paid and nonassessable shares of Holdco Class A Common Stock that, when taken together with the shares of Holdco Class A Common Stock issued upon the contribution of Fowler Convertible PIK Notes to Holdco immediately prior to the Fowler Merger in accordance with Section 7.18(c), is equal to the product of (A) the Fowler Exchange Ratio and (B) the Holdco Common Stock Number (“Fowler Merger Consideration” and together with NAM Merger Consideration, the “Merger Consideration”). An aggregate of 1.5% of the Fowler Merger Consideration shall be allocated, pro rata, to the shares of Fowler Outstanding Common Stock and each share of Fowler Outstanding Common Stock shall have the right to receive a number of validly issued, fully paid and nonassessable shares of Holdco Class A Common Stock equal to the Fowler Common Exchange Ratio. An aggregate of 98.5% of the Fowler Merger Consideration shall be allocated, pro rata, to (x) the Fowler Convertible PIK Notes converted into shares of Fowler Common Stock in accordance with Section 7.18(a), (y) the Exchange Notes exchanged in accordance with Section 7.18(b) and (z) the Contribution Notes contributed in accordance with Section 7.18(c). Each share of Fowler Common Stock issued and outstanding immediately prior to the Effective Time, which shall include, for the avoidance of doubt, shares of Fowler Common Stock issuable upon conversion of Fowler Convertible PIK Notes (other than shares of Fowler Common Stock to be canceled without payment of any consideration therefor pursuant to Section 4.01(c) and shares of Fowler Common Stock held by Holdco, which shall remain outstanding as shares of common stock, par value $0.01 per share, of the Fowler Surviving Entity and shall not be entitled to any portion of the Fowler Merger Consideration) shall cease to be outstanding and shall be canceled and shall cease to exist, and each holder of any such share of Fowler Common Stock shall thereafter cease to have any rights with respect to such share of Fowler Common Stock, except the right to receive, without interest, shares of Holdco Class A Common Stock in accordance with Section 4.02, any unpaid dividends and distributions on shares of Holdco Class A Common Stock in accordance with Section 4.02(c) and cash for fractional shares in accordance with Section 4.02(e) upon the surrender of the relevant Certificate; provided, however, that the rights of any holder of Dissenting Shares will be as set forth in Section 262 of the DGCL. At the Effective Time, each issued and outstanding share of common stock, par value

$0.01 per share, of Fowler Merger Sub shall be converted, by reason of the Fowler Merger, into one fully paid and nonassessable share of common stock, par value $0.01 per share, of the Fowler Surviving Entity.

(c) Each share of NAM Common Stock issued and held in NAM’s treasury shall, at the Effective Time and by virtue of the NAM Merger, cease to be issued and shall be canceled without payment of any consideration therefor, and no shares of Holdco Common Stock or other consideration shall be delivered in exchange therefor. Each share of Fowler Common Stock issued and held in Fowler’s treasury shall, at the Effective Time and by virtue of the Fowler Merger, cease to be issued and shall be canceled without payment of any consideration therefor, and no shares of Holdco Common Stock or other consideration shall be delivered in exchange therefor.

(d) Fowler Incentive Awards.

(i) Restricted Stock Units. Immediately prior to the Effective Time, each outstanding award of a Fowler restricted stock unit granted under Fowler’s equity compensation plans (the “Fowler Stock Plans”) that is subject to time-based vesting requirements (“Fowler RSUs”) shall immediately vest and thereupon be cancelled and converted into a share of Fowler Common Stock. Such shares of Fowler Common Stock shall, for the avoidance of doubt be taken into account in calculating the Fowler Common Exchange Ratio and, at the Effective Time, the holder of each such share of Fowler Common Stock shall have the right to receive a number of validly issued, fully paid, and nonassessable shares of Holdco Common Stock in accordance with, and subject to, the provisions of Section 4.01(b). In the event that a holder previously completed a deferred settlement agreement in respect of Fowler RSUs under the Fowler Stock Plans, settlement of such holder’s Holdco Common Stock shall occur on the date set forth in the deferred settlement agreement.

(ii) Performance Stock Units. Immediately prior to the Effective Time, each outstanding award of a Fowler restricted stock unit granted under the Fowler Stock Plans that is subject to performance-based vesting requirements (“Fowler PSUs” and, together with the Fowler RSUs, the “Fowler Equity Awards”) shall immediately vest and thereupon be cancelled and converted into a share of Fowler Common Stock. Such shares of Fowler Common Stock shall, for the avoidance of doubt be taken into account in calculating the Fowler Common Exchange Ratio and, at the Effective Time, the holder of each such share of Fowler Common Stock shall have the right to receive a number of validly issued, fully paid and nonassessable shares of Holdco Common Stock equal to the Fowler Exchange Ratio in exchange for each share of Fowler Common Stock in accordance with, and subject to, the provisions of Section 4.01(b).

Section 4.02 Exchange of Certificates Representing Fowler Common Stock.

(a) Prior to the Effective Time, Holdco shall appoint a bank or trust company reasonably satisfactory to Fowler to act as exchange agent (the “Exchange Agent”). Holdco shall, when and as needed, deposit, or cause to be deposited with the Exchange Agent, for the benefit of the holders of shares of Fowler Common Stock for exchange in accordance with this Article IV, (i) shares of Holdco Class A Common Stock (which shall be in non-certificated book-entry form) issuable pursuant to Section 4.01 and delivered pursuant to this Section 4.02 in exchange for outstanding shares of Fowler Common Stock, promptly after the Effective Time and (ii) when and as needed, cash sufficient to pay cash in lieu of fractional shares of Holdco Class A Common Stock in accordance with Section 4.02(e) (such cash and shares of Holdco Class A Common Stock, together with any dividends or distributions with respect thereto, being hereinafter referred to as the “Exchange Fund”).

(b) Promptly after the Effective Time and in any event no later than the fifth business day following the Effective Time, Holdco shall cause the Exchange Agent to mail to each holder of record of one or more shares of Fowler Common Stock: (A) a letter of transmittal (the “Letter of Transmittal”), which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as Holdco may reasonably specify and (B) instructions for use in effecting the surrender of the Certificates or book-entry notation representing shares of Fowler Common Stock (in each case, “Certificates”) in exchange for the applicable portion of the Fowler Merger Consideration, any unpaid dividends and distributions on shares of Holdco Class A Common

Stock in accordance with Section 4.02(c) and cash in lieu of fractional shares in accordance with Section 4.02(e). Upon surrender of a Certificate for cancellation to the Exchange Agent together with such Letter of Transmittal, duly executed, and such other documents as may reasonably be required by the Exchange Agent, completed in accordance with the instructions thereto, the holder of such Certificate shall be entitled to receive in exchange therefor (x) that number of whole shares of Holdco Class A Common Stock and (y) a check representing the amount of cash in lieu of fractional shares, if any, and unpaid dividends and distributions, if any, which such holder has the right to receive pursuant to the provisions of this Article IV and after giving effect to any required withholding tax, and the Certificate so surrendered shall forthwith be canceled. No interest will be paid or accrued on the cash in lieu of fractional shares and unpaid dividends and distributions, if any, payable to holders of Certificates. If any portion of the Fowler Merger Consideration is to be registered in the name of a Person other than the Person in whose name the applicable surrendered Certificate is registered, it shall be a condition to the registration of such Fowler Merger Consideration that the surrendered Certificate shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such delivery of the Fowler Merger Consideration shall pay to the Exchange Agent any transfer or other taxes required by reason of such registration in the name of a Person other than the registered holder of such Certificate or establish to the reasonable satisfaction of the Exchange Agent that such tax has been paid or is not applicable. Until surrendered as contemplated by this Section 4.02(b), each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the applicable portion of the Fowler Merger Consideration, any unpaid dividends and distributions on shares of Holdco Class A Common Stock in accordance with Section 4.02(c) and cash in lieu of fractional shares in accordance with Section 4.02(e). In the event of a transfer of ownership of Fowler Common Stock that is not registered in the transfer records of Fowler, the proper number of shares of Holdco Class A Common Stock, together with a check for any unpaid dividends and distributions on shares of Holdco Class A Common Stock and/or the cash to be paid in lieu of fractional shares may be issued to such a transferee if the Certificate representing such Fowler Common Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid. All shares of Holdco Class A Common Stock issued upon the exchange of Fowler Common Stock in accordance with the terms of this Article IV (including any cash paid pursuant to Section 4.02(c) or Section 4.02(e)) shall be deemed to have been issued or paid, as the case may be, in full satisfaction of all rights pertaining to the shares of Fowler Common Stock.

(c) Notwithstanding any other provisions of this Agreement, no dividends or other distributions declared or made after the Effective Time with respect to shares of Holdco Class A Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate of Fowler Common Stock with respect to the shares of Holdco Common Stock issuable upon surrender of such Certificate as a result of the exchange provided in this Article IV until such Certificate is surrendered as provided herein. Subject to the effect of Applicable Laws, following surrender of any such Certificate, there shall be paid to the holder of the Certificate so surrendered, without interest, (i) at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date prior to surrender payable with respect to the number of whole shares of Holdco Class A Common Stock issued pursuant to Section 4.01, less the amount of any withholding taxes, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such whole shares of Holdco Class A Common Stock, less the amount of any withholding taxes.

(d) After the Effective Time, there shall be no transfers on the stock transfer books of the Fowler Surviving Entity of the shares of Fowler Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to Holdco or the Exchange Agent, the presented Certificates shall be canceled and exchanged for certificates representing shares of Holdco Class A Common Stock and cash in lieu of fractional shares and any unpaid dividends on Holdco Class A Common Stock, if any, deliverable in respect thereof pursuant to this Agreement in accordance with the procedures set forth in this Article IV.

(e) No fractional shares of Holdco Class A Common Stock shall be issued in the Fowler Merger, and such fractional share interests will not entitle the owner thereof to vote, or to any other rights of a stockholder of Holdco. All fractional shares of Holdco Class A Common Stock that a holder of shares of Fowler Common Stock otherwise would be entitled to receive as a result of the Fowler Merger shall be aggregated by the Exchange Agent, and the Exchange Agent shall cause the whole shares obtained thereby to be sold on behalf of such holders of shares of Fowler Common Stock who otherwise would be entitled to receive such fractional shares of Holdco Class A Common Stock in the Fowler Merger, in the open market or otherwise, in each case at then-prevailing market prices, as promptly as reasonably practicable after the Effective Time. Subject to Section 4.02(i), the Exchange Agent shall pay the net proceeds thereof, subject to the deduction of brokerage charges, commissions and transfer taxes, on a pro rata basis, without interest, as soon as practicable to the holders of Fowler Common Stock that otherwise would be entitled to receive such fractional shares of Holdco Class A Common Stock in the Fowler Merger. The payment of cash in lieu of fractional shares of Holdco Class A Common Stock to holders of Fowler Common Stock is solely for the purpose of avoiding the expense and inconvenience to Holdco of issuing fractional shares and does not represent separately bargained for consideration.

(f) Any portion of the Exchange Fund (including the proceeds of any investments thereof and any certificates for shares of Holdco Class A Common Stock) that remains undistributed to the former stockholders of Fowler one year after the Effective Time shall, subject to any abandoned property, escheat or similar law, be delivered to Holdco. Any former stockholders of Fowler who have not theretofore complied with this Article IV shall thereafter look only to Holdco for delivery of shares of Holdco Class A Common Stock and cash in lieu of fractional shares and for any unpaid dividends and distributions on the shares of Holdco Class A Common Stock deliverable to such former stockholder pursuant to this Agreement. None of Holdco, NAM, NAM Merger Sub, Fowler, Fowler Merger Sub, the Surviving Entities, or the Exchange Agent shall be liable to any Person for any portion of the Exchange Fund (or dividends or distributions with respect to Holdco Class A Common Stock) or any cash delivered to a public official in accordance with any applicable abandoned property, escheat or similar law.

(g) None of Holdco, Spieth, any Surviving Entity, the Exchange Agent or any other person shall be liable to any person for any portion of the Exchange Fund properly delivered to a public official pursuant to applicable abandoned property, escheat or similar law.

(h) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Holdco, the posting by such person of a bond in such reasonable amount as Holdco may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate, certificates representing the shares of Holdco Class A Common Stock, cash in lieu of fractional shares and unpaid dividends and distributions on shares of Holdco Class A Common Stock, as provided in Section 4.02(c), in each case, deliverable in respect thereof pursuant to this Agreement.

(i) Each of NAM, Fowler, the Surviving Entities, the Exchange Agent and Holdco shall be entitled to deduct and withhold from any amounts otherwise payable or deliverable pursuant to this Agreement such amount as it is required to deduct and withhold with respect to the making of such payment under Applicable Law. To the extent that amounts are so withheld, such withheld amounts shall be treated for purposes of this Agreement as having been paid or delivered to the Persons otherwise entitled thereto in respect of which such deduction and withholding was made.

Section 4.03 Adjustment of Exchange Ratios. If a Fowler Exchange Ratio Adjustment Event shall occur, the Fowler Exchange Ratio shall be decreased on a pro rata basis by 0.25% for each $700,000 of Fowler Net Debt in excess of the Fowler Target Net Debt (provided that such decrease shall in no event exceed 0.73%), and the NAM Exchange Ratio shall be increased by the same percentage, such that the sum of the NAM Exchange Ratio and the Fowler Exchange Ratio shall always equal one hundred percent (100%) as of the Effective Time.

Section 4.04 Rule 16b-3 Approval. Prior to the Closing, Holdco and Fowler, and their respective Boards of Directors or committees thereof, shall use their reasonable best efforts to take all actions to cause any dispositions of Fowler Common Stock (including derivative securities with respect to Fowler Common Stock) or acquisitions of Holdco Common Stock (including derivative securities with respect to Holdco Common Stock) resulting from the transactions contemplated hereby by each holder who is subject to the reporting requirements of Section 16(a) of the Securities Exchange Act of 1934 (the “Exchange Act”) to be exempt from Section 16(b) of the Exchange Act under Rule 16b-3 promulgated under the Exchange Act in accordance with the terms and conditions set forth in no-action letters issued by the U.S. Securities and Exchange Commission (the “SEC”) in similar transactions.

Section 4.05 Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, with respect to each Dissenting Share, such Dissenting Share shall not be converted into the right to receive the Fowler Merger Consideration but instead shall be cancelled and shall represent the right to receive only the payment, solely from Holdco, of the appraisal value of the Dissenting Shares to the extent permitted by and in accordance with the provisions of Section 262 of the DGCL; provided, however, that if any such Person shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 262 of the DGCL, then the right of such Person to receive those rights under Section 262 of the DGCL shall cease and such shares of Fowler Common Stock shall be deemed to have been converted as of the Effective Time into, and shall represent only the right to receive the Fowler Merger Consideration, without interest thereon. Fowler shall give Spieth prompt notice of any demands received by Fowler for appraisal of shares of Fowler Common Stock, any written withdrawal or purported withdrawal of any such demand and any other demand, notice or instrument delivered to Fowler prior to the Effective Time that relates to such demand, and Spieth shall have the right to control all negotiations and proceedings with respect to such demands. Fowler shall not settle, make any payments with respect to or offer to settle, any claim with respect to Dissenting Shares without the written consent of Spieth, in Spieth’s sole discretion. Any portion of the Fowler Merger Consideration made available to the Exchange Agent pursuant to Section 4.02(a) to pay for Fowler Common Stock for which appraisal rights have been perfected as described in this Section 4.05 shall be returned to Holdco, upon demand.

ARTICLE V.

REPRESENTATIONS AND WARRANTIES OF FOWLER

Except as set forth in the disclosure letter delivered to NAM by Fowler at or prior to the execution of this Agreement (the “Fowler Disclosure Letter”) and making reference to the particular subsection of this Agreement to which exception is being taken (provided that any information set forth in one section or subsection of the Fowler Disclosure Letter shall be deemed to apply to each other section or subsection thereof to which its relevance is reasonably apparent on the face of such disclosure), Fowler represents and warrants to NAM that:

Section 5.01 Existence; Good Standing; Corporate Authority. Fowler is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. Fowler is duly qualified to do business and, to the extent such concept or a similar concept exists in the relevant jurisdiction, is in good standing under the laws of any jurisdiction in which the character of the properties owned or leased by it therein or in which the transaction of its business requires such qualification, except where the failure to be so qualified or in good standing, individually or in the aggregate, has not had and is not reasonably likely to have a Fowler Material Adverse Effect. Fowler has all requisite corporate power and authority to own, operate and lease its properties and to carry on its business as now conducted. The copies of Fowler’s certificate of incorporation and bylaws previously made available to NAM are true and correct and contain all amendments as of the date of this Agreement.

Section 5.02 Authorization, Validity and Effect of Agreements. Fowler has the requisite corporate power and authority to execute and deliver this Agreement and each other Transaction Agreement to which it is, or at the Effective Time will be, a party and, upon receipt of the Fowler Stockholder Approval, the requisite power and authority to consummate the transactions contemplated hereby and thereby. The execution by Fowler of this Agreement and the other Transaction Agreements to which it is, or at the Effective Time will be, a party, and the consummation by Fowler of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on behalf of Fowler, other than the receipt of the Fowler Stockholder Approval. Fowler has duly executed and delivered this Agreement and has duly executed and delivered or will dully execute and deliver prior to the Closing each of the other Transaction Agreements to which it is, or at the Effective Time will be, a party. Assuming this Agreement and each other Transaction Agreement to which it is, or at the Effective Time will be, a party, constitutes or will constitute the valid and legally binding obligation of the other parties hereto or thereto, this Agreement and each of the other Transaction Agreements to which Fowler is, or at the Effective Time will be, a party will constitute the valid and legally binding obligation of Fowler, enforceable against Fowler in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, fraudulent transfer or other similar laws relating to creditors’ rights and general principles of equity. Assuming the accuracy of the representations and warranties set forth in Section 6.21, Fowler has taken all action necessary to render the restrictions set forth in Section 203 of the DGCL, and any other applicable takeover law restricting or purporting to restrict business combinations, inapplicable to this Agreement and the transactions contemplated hereby.

Section 5.03 Capitalization.

(a) The authorized capital stock of Fowler consists of 40,000,000 shares of Fowler Common Stock and 1,000,000 shares of preferred stock, par value $0.01 per share (“Fowler Preferred Stock”). As of December 18, 2019 (the “Cut-off Time”), there were (i) 5,384,780 outstanding shares of Fowler Common Stock (which includes zero outstanding shares of unvested restricted stock), (ii) 551,969 shares of Fowler Common Stock reserved for issuance upon settlement of outstanding Fowler RSUs, (iii) 60,000 shares of Fowler Common Stock reserved for issuance upon settlement of Fowler PSUs, (iv) no outstanding shares of Fowler Preferred Stock and (v) no shares of Fowler Common Stock reserved for issuance upon conversion of the 5.00% Subordinated Convertible PIK Notes due June 30, 2020 (the “Fowler Convertible PIK Notes”). Section 5.03 of the Fowler Disclosure Letter sets forth a true and correct list, as of the Cut-off Time, of all outstanding Fowler Equity Awards, including the number of shares, type of award, grant date, vesting schedule, deferred settlement date (if applicable) and whether the award will vest or become payable as a result of the transactions contemplated by this Agreement. From the Cut-off Time to the date of this Agreement, no additional shares of Fowler Common Stock have been issued, no additional Fowler Equity Awards have been issued or granted, and there has been no increase in the number of shares of Fowler Common Stock issuable upon exercise of the Fowler Equity Awards from the number issuable under such Fowler Equity Awards as of the Cut-off Time. All such issued and outstanding shares of Fowler Common Stock are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights. As of the date of this Agreement, except as set forth in this Section 5.03, and the Voting Agreements there are no outstanding shares of capital stock and there are no options, warrants, calls, subscriptions, convertible securities or other rights, agreements or commitments which obligate Fowler or any of its Subsidiaries to issue, transfer, sell or register any shares of capital stock or other voting securities of Fowler or any of its Subsidiaries. Except for the Fowler Convertible PIK Notes, Fowler has no outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of Fowler on any matter.

(b) Holdco and each Merger Sub has been formed solely for the purpose of engaging in the transactions contemplated by this Agreement, and, as of the Effective Time, will not have incurred, directly or indirectly, any obligations or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person in any activities other than in connection with the transactions contemplated by this Agreement. Immediately prior to the Effective Time, the authorized capital of Holdco will be consistent with the terms set forth in the Holdco Charter. The shares of Holdco Common Stock to be issued in connection with the Mergers, when issued in accordance with this Agreement, will be validly issued, fully paid, nonassessable and free of preemptive rights.

Section 5.04 Subsidiaries.

(a) Each of Fowler’s Subsidiaries is a corporation or other legal entity duly organized, validly existing and, to the extent such concept or a similar concept exists in the relevant jurisdiction, in good standing under the laws of its jurisdiction of incorporation or organization, has the corporate or other entity power and authority to own, operate and lease its properties and to carry on its business as it is now being conducted, and is duly qualified to do business and is in good standing (where applicable) in each jurisdiction in which the ownership, operation or lease of its property or the conduct of its business requires such qualification, except for jurisdictions in which such failure to be so qualified or in good standing, individually or in the aggregate, has not had and is not reasonably likely to have a Fowler Material Adverse Effect. As of the date of this Agreement, all of the outstanding shares of capital stock of, or other ownership interests in, each of Fowler’s Subsidiaries are duly authorized, validly issued, fully paid and nonassessable (except as such nonassessability may be affected by Applicable Law), and are owned, directly or indirectly, by Fowler free and clear of all mortgages, deeds of trust, liens, security interests, pledges, leases, conditional sale contracts, charges, privileges, easements, rights of way, reservations, options, rights of first refusal and other encumbrances (“Liens”) other than Permitted Liens.

(b) Section 5.04(b) of the Fowler Disclosure Letter sets forth a list of all of the Subsidiaries of Fowler and Fowler’s respective (direct or indirect) ownership interest in each such Subsidiary. Except for its interests in the Subsidiaries set forth on Section 5.04(b) of the Fowler Disclosure Letter or in any Subsidiaries created or acquired as permitted by Section 8.01, as of the Effective Time, Fowler will not own, directly or indirectly, any capital stock of, or other equity or voting interest in, any Person.

(c) True, complete and correct copies of the articles or certificate of incorporation and bylaws (or similar organizational documents) of each Subsidiary of Fowler have been furnished or made available to Spieth on or prior to the date hereof.

Section 5.05 Compliance with Laws; Permits. Except for such matters as, individually or in the aggregate, have not had and are not reasonably likely to have a Fowler Material Adverse Effect and except for (i) matters related to taxes, which are treated exclusively in Section 5.11, and (ii) matters arising under Environmental Laws, which are treated exclusively in Section 5.14:

(a) Since January 1, 2016, Fowler and its Subsidiaries have conducted their businesses in compliance with all applicable laws, rules, regulations, codes, governmental determinations, orders, treaties, conventions, governmental certification requirements or other public limitations, U.S. or non-U.S. (collectively, “Applicable Laws”), applicable to the businesses of Fowler and its Subsidiaries.

(b) Fowler and each Subsidiary of Fowler hold all permits, licenses, certifications, variations, exemptions, orders, franchises and approvals of all governmental or regulatory authorities necessary for the lawful conduct of their respective businesses as presently conducted (the “Fowler Permits”). All Fowler Permits are in full force and effect and there exists no default thereunder or breach thereof, and Fowler has no notice or actual knowledge that such Fowler Permits will not be renewed in the ordinary course after the Effective Time. No Governmental Authority has given, or to the knowledge of Fowler threatened to give, any action to terminate, cancel or reform any Fowler Permit.

(c) Fowler and each Subsidiary of Fowler possess all permits, licenses, operating authorities, orders, exemptions, franchises, variances, consents, approvals or other authorizations required for the present ownership and operation of all its real property, leaseholds or other property (“Fowler Real Property”). There exists no material default or breach with respect to, and no party or Governmental Authority has taken or, to the knowledge of Fowler, threatened to take, any action to terminate, cancel or reform any such permit, license, operating authority, order, exemption, franchise, variance, consent, approval or other authorization pertaining to the Fowler Real Property.

Section 5.06 Anti-corruption; Sanctions.

(a) Since January 1, 2016, each of Fowler and its Subsidiaries has complied with all applicable anti-bribery, anticorruption and anti-money laundering laws, including U.S. Foreign Corrupt Practices Act of 1977 and the UK Bribery Act (the “Anti-Corruption Laws”). Fowler and its Subsidiaries maintain policies and procedures designed to ensure compliance by Fowler and its Subsidiaries with, and to prevent breaches by Fowler and its Subsidiaries of, such Anti-Corruption Laws.

(b) Neither Fowler nor any of its Subsidiaries nor any director, officer, nor, to the knowledge of Fowler, any employee, agent or representative of, or other Person who performs or has performed services on behalf of, Fowler or any of its Subsidiaries has violated any, or been subject to actual, pending, or, to the knowledge of Fowler, threatened actions, suits, proceedings, demand letters, settlements or enforcement actions relating to any Anti-Corruption Law or any law related to terrorism financing.

(c) Neither Fowler nor any of its Subsidiaries nor any director, officer, nor, to the knowledge of Fowler, any employee, agent or representative of, or other Person who performs or has performed services on behalf of, Fowler or any of its Subsidiaries has, directly or indirectly, given, made, offered or received or agreed to give, make, offer or receive any payment, gift, contribution, commission, rebate, promotional allowance, expenditure or other economic advantage: (i) which would violate any applicable Anti-Corruption Law, or (ii) to or for a public official with the intention of (A) improperly influencing any official act or decision of such public official, (B) inducing such public official to do or omit to do any act in violation of his or her lawful duty, (C) securing any improper advantage or (D) inducing such public official to influence or affect any act or decision of any Governmental Authority or commercial enterprise owned or controlled by any Governmental Authority, in each case, in order to assist Fowler or any of its Subsidiaries or any employee, agent or representative or other person who performs or has performed services on behalf of Fowler or any of its Subsidiaries in obtaining or retaining business for or with, or in directing business to, Fowler or any of its Subsidiaries or any other person.

(d) Neither Fowler nor any of its Subsidiaries nor any director, officer, nor, to the knowledge of Fowler, any employee, agent or representative of, or other Person who performs or has performed services on behalf of, Fowler or any of its Subsidiaries, is a person that is the subject or target of any applicable economic sanctions, including, when applicable, sanctions administered by OFAC (including the designation as a “Specially Designated National or Blocked Person” thereunder), Her Majesty’s Treasury, the European Union, the Bureau of Industry Security of the U.S. Department of Commerce, or any sanctions measures under any U.S. or foreign laws imposing economic sanctions or trade restrictions, including the U.S. Countering America’s Adversaries Through Sanctions Act, U.S. International Emergency Economic Powers Act, the U.S. Trading with the Enemy Act, the U.S. National Defense Authorization Act of 2012 or the U.S. National Defense Authorization Act of 2013, or any executive order, directive or regulation pursuant to the authority of any of the foregoing, including the regulations of the United States Department of the Treasury set forth under 31 CFR, Subtitle B, Chapter V, or any orders or licenses issued thereunder (collectively, “Sanctions”), nor are any of the foregoing designated as a “Specially Designated National” or “Blocked Person” by OFAC. Since January 1, 2016, neither Fowler nor any of its Subsidiaries has been in violation of applicable Sanctions.

Section 5.07 No Conflict; Board and Stockholder Approval.

(a) Except as set forth in Section 5.07(a) of the Fowler Disclosure Letter, the execution, delivery and performance by Fowler of this Agreement and the other Transaction Agreements to which it is, or at the Effective Time will be, a party will not, (i) subject to receipt of the Fowler Stockholder Approval, conflict with or result in a breach of any provisions of the certificate of incorporation or bylaws of Fowler; (ii) violate, or conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, require any consent or notification under, or result in the termination or in a right of termination or cancellation of, or give rise to a right of purchase under, or accelerate the performance required by, or result in the creation of any Lien upon any of the capital stock of Fowler or its Subsidiaries or upon any of the properties of Fowler or its Subsidiaries under, or result in being declared void, voidable, or without further binding effect, or otherwise result in a detriment to Fowler or any of its Subsidiaries under, any of the terms, conditions or provisions of, any note, bond, mortgage, indenture, deed of trust, license, concession, franchise, permit, lease, contract, agreement, joint venture or other instrument or obligation to which Fowler or any of its Subsidiaries is a party, or by which Fowler or any of its Subsidiaries or any of their properties may be bound or affected; or (iii) subject to the filings and other matters referred to in Section 5.07(b), contravene or conflict with or constitute a violation of any provision of any law, rule, regulation, judgment, order or decree binding upon or applicable to Fowler or any of its Subsidiaries, except as, in the case of matters described in clause (ii) or (iii), individually or in the aggregate, has not had and is not reasonably likely to have a Fowler Material Adverse Effect.

(b) Neither the execution and delivery by Fowler of this Agreement or the other Transaction Agreements to which it is or, as of the Effective Time, will be a party nor the consummation or performance by Fowler of the transactions contemplated hereby and thereby in accordance with the terms hereof and thereof will require any consent, approval, qualification or authorization of, or filing or registration with, any Governmental Authority, other than (i) filings required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), the Exchange Act, the Securities Act of 1933 as amended (the “Securities Act”) or applicable state securities and “Blue Sky” laws (collectively, the “Regulatory Filings”) and (ii) the filing of the Fowler Certificate of Merger with the Secretary of State of the State of Delaware, except for any consent, approval, qualification or authorization the failure to obtain which, and for any filing or registration the failure to make which, has not had and is not reasonably likely to have a Fowler Material Adverse Effect.

(c) The Board of Directors of Fowler, by resolutions adopted at a meeting duly called and held and not subsequently rescinded or modified in any way, has approved this Agreement and each of the Transaction Agreements to which it is, or as of the Effective Time will be, a party and the transactions contemplated hereby and thereby, and has determined that the Fowler Merger and this Agreement are advisable, and subject to the provisions of Section 7.02(b), resolved to recommend the approval of the Fowler Merger by the stockholders of Fowler. The only vote of the holders of any class or series of Fowler capital stock necessary to approve any transaction contemplated by this Agreement is the affirmative vote in favor of the adoption of this Agreement by the holders of at least a majority of the shares of Fowler Common Stock outstanding as of the record date (the “Fowler Record Date”) for the meeting of Fowler stockholders (the “Fowler Stockholder Approval”).

Section 5.08 SEC Documents.

(a) Fowler and its Subsidiaries have filed with the SEC all documents (including exhibits and any amendments thereto) required to be so filed by them since January 1, 2016 pursuant to Sections 13(a), 14(a) and 15(d) of the Exchange Act, and have made available to NAM (including by reference to the SEC’s website at www.sec.gov) each registration statement, report, proxy statement or information statement (other than preliminary materials) they have so filed, each in the form (including exhibits and any amendments thereto) filed with the SEC (collectively, the “Fowler Reports”). As of its respective date, each Fowler Report (i) complied in all material respects with the applicable requirements of the Exchange Act and the rules and regulations thereunder and (ii) did not, as of such date, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading, except for any statements in any Fowler Report that have been modified by an amendment to such report filed with the SEC prior to the date hereof. Each of the consolidated balance sheets included in or incorporated by reference into the Fowler Reports (including related notes and schedules) complied as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto and fairly presents in all material respects the consolidated financial position of Fowler and its Subsidiaries (or such entities as indicated in such balance sheet) as of its date, and each of the consolidated statements of operations, cash flows and changes in stockholders’ equity included in or incorporated by reference into the Fowler Reports (including any related notes and schedules) complied as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto and fairly presents in all material respects the results of operations, cash flows or changes in stockholders’ equity, as the case may be, of Fowler and its Subsidiaries (or such entities as indicated in such balance sheet) for the periods set forth therein (subject, in the case of unaudited statements, to (x) such exceptions as may be permitted by Form 10-Q promulgated by the SEC and (y) normal, recurring year-end audit adjustments which are not material in the aggregate), in each case in accordance with U.S. generally accepted accounting principles (“GAAP”) consistently applied during the periods involved, except as may be noted therein.

(b) Except as and to the extent set forth on the consolidated balance sheet of Fowler and its Subsidiaries included in the most recent Fowler Report filed prior to the date of this Agreement that includes such a balance sheet, including all related notes thereto, neither Fowler nor any of its Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that would be required to be reflected on, or reserved against in, a consolidated balance sheet of Fowler or in the notes thereto prepared in accordance with GAAP consistently applied, other than liabilities or obligations which, individually or in the aggregate, have not had and are not reasonably likely to have a Fowler Material Adverse Effect.

(c) Since January 1, 2016, the Chief Executive Officer and Chief Financial Officer of Fowler have made all certifications (without qualification or exceptions to the matters certified) required by the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and the statements contained in any such certifications are complete and correct; neither Fowler nor its officers have received notice from any Governmental Authority questioning or challenging the accuracy, completeness, form or manner of filing or submission of such certification. Fowler maintains “disclosure controls and procedures” (as defined in Rule 13a-15(e) under the Exchange Act); such disclosure controls and procedures are effective to ensure that all material information concerning Fowler and its Subsidiaries is made known on a timely basis to the individuals responsible for preparing the Fowler Reports and other public disclosure. Since January 1, 2016, subject to any applicable grace periods, Fowler has been and is in substantial compliance with all applicable effective provisions of the Sarbanes-Oxley Act and the applicable rules and regulations of the OTCQX. As of the date hereof, Fowler has no knowledge of any material weaknesses in the design or operation of its internal controls over financial reporting.

(d) Fowler and its Subsidiaries maintain accurate books and records reflecting in all material respects their respective assets and liabilities and maintain proper and adequate internal accounting controls.

(e) Neither Fowler nor its Subsidiaries has, since January 1, 2016, extended or maintained credit, arranged for the extension of credit, or renewed an extension of credit, in the form of a personal loan to or for any director or executive officer (or equivalent thereof) of Fowler. No loan or extension of credit is maintained by Fowler or its Subsidiaries to which the second sentence of Section 13(k)(1) of the Exchange Act applies.

Section 5.09 Litigation. Except as described in the Fowler Reports filed prior to the date of this Agreement or as set forth in Section 5.09 of the Fowler Disclosure Letter, there are no actions, suits or proceedings pending against Fowler or any of its Subsidiaries or, to Fowler’s knowledge, threatened in writing against Fowler or any of its Subsidiaries, at law or in equity or in any arbitration or similar proceedings, before or by any U.S. federal, state or non-U.S. court, commission, board, bureau, agency or instrumentality or any U.S. or non-U.S. arbitral or other dispute resolution body, that, individually or in the aggregate, have had or are reasonably likely to have a Fowler Material Adverse Effect.

Section 5.10 Absence of Certain Changes. From September 30, 2019 to the date of this Agreement, there has not been (i) a Fowler Material Adverse Effect or (ii) except as described in the Fowler Reports filed with the SEC prior to the date of this Agreement or as set forth in Section 5.10 of the Fowler Disclosure Letter, (A) any material change by Fowler or any of its Subsidiaries in any of its accounting methods, principles or practices or any of its tax methods, practices or elections applicable to Fowler’s consolidated financial statements, except insofar as may have been required by a change in GAAP; (B) any declaration, setting aside or payment of any dividend or distribution in respect of any capital stock of Fowler; (C) any split, combination or reclassification of any capital stock of Fowler or any of its Subsidiaries; or (D) any damage to or any destruction or loss of material physical properties owned or used by Fowler or any of its Subsidiaries, whether or not covered by insurance, that individually or in the aggregate has had a Fowler Material Adverse Effect.

Section 5.11 Taxes.

(a) All Returns required to be filed by or with respect to Fowler or any of its Subsidiaries (including any Return required to be filed by an affiliated, consolidated, combined, unitary or similar group that included Fowler or any of its Subsidiaries) have been properly filed on a timely basis with the appropriate governmental authorities, except to the extent that any failure to file, individually or in the aggregate, has not had and is not reasonably likely to have a Fowler Material Adverse Effect, and all taxes that have become due (regardless of whether reflected on any Return) have been duly paid or deposited in full on a timely basis or adequately accrued in accordance with GAAP, except to the extent that any failure to pay or deposit or make adequate provision for the payment of such taxes, individually or in the aggregate, has not had and is not reasonably likely to have a Fowler Material Adverse Effect.

(b) Except to the extent such matters, individually or in the aggregate, have not had and are not reasonably likely to have a Fowler Material Adverse Effect,

(i) no audit or other administrative proceeding or court proceeding is presently pending with regard to any tax or Return of Fowler or any of its Subsidiaries;

(ii) no governmental authority is now asserting in writing any deficiency or claim for taxes or any adjustment to taxes with respect to which Fowler or any of its Subsidiaries may be liable and any deficiencies asserted or assessments made as a result of any audit or other proceeding with respect to taxes have been resolved, are being contested in good faith, or adequate accruals or reserves for such deficiencies or assessments have been established;

(iii) no claim has ever been made in writing by a taxing authority of a jurisdiction where Fowler has not filed Returns that Fowler is or may be subject to taxation by that jurisdiction; and

(iv) neither Fowler nor any of its Subsidiaries has any liability for any tax under Treas. Reg. § 1.1502-6 or any similar provision of any other tax law, except for taxes of the affiliated group of which Fowler or any of its Subsidiaries is the common parent, within the meaning of Section 1504(a)(1) of the Code or any similar provision of any other tax law, or as a transferee or successor, by contract or otherwise.

(c) Neither Fowler nor any of its Subsidiaries has granted any material request, agreement, consent to waive or extend any period of limitations applicable to the assessment or collection of any tax upon Fowler or any of its Subsidiaries.

(d) Neither Fowler nor any of its Subsidiaries is a party to any closing agreement described in Section 7121 of the Code or any predecessor provision thereof or any similar agreement under any tax law.

(e) Fowler (A) has not filed any extension of time within which to file any Returns that have not been filed, except in the ordinary course of business and (B) will not be required to include any item of income or gain in, or be required to exclude any item of deduction of loss from, any period ending after the Closing Date as a result of any (i) installment sale or open transaction made on or prior to the Closing Date, (ii) election under Section 108(i) of the Code or (iii) prepaid amount received prior to the Closing Date.

(f) Fowler has not agreed to, requested, and is not required to include any adjustment under Section 481 of the Code (or any corresponding provision of applicable state, local or non-U.S. tax law) by reason of a change in accounting method or otherwise.

(g) Neither Fowler nor any of its Subsidiaries is a party to, is bound by or has any obligation under any tax sharing, allocation or indemnity agreement or any similar agreement or arrangement other than with respect to any such agreement or arrangement among Fowler and any of its Subsidiaries.

(h) Neither Fowler nor any of its Subsidiaries has been a member of any consolidated, combined, unitary or similar group for purposes of filing Returns or paying taxes (other than a consolidated, combined, unitary or similar group for which Fowler is the common parent).

(i) Since January 1, 2016, Fowler has not made or rescinded any material election relating to taxes or settled or compromised any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to any material taxes, or except as may be required by Applicable Law, made any material change to any of its methods of reporting income or deductions for federal income tax purposes from those employed in the preparation of its most recently filed federal Returns.

(j) Fowler has not engaged in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4.

(k) Fowler has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code at any time within the past five years.

(l) There are no Liens for taxes upon any property or assets of Fowler or its Subsidiaries, except for taxes not yet due and payable.

(m) Neither Fowler nor Holdco has constituted, in the two (2) years prior to the date of this Agreement, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (or any similar provision of state, local, or non-U.S. Law) or otherwise as part of a plan (or series of related transactions), within the meaning of Section 355(e) of the Code, that includes the Mergers.

(n) None of Fowler, Holdco or any of their Subsidiaries is aware of the existence of or has knowledge of any fact, agreement, plan or circumstance, or has taken or agreed to take any action, that could reasonably be expected to prevent or impede the Intended Tax Treatment.

Section 5.12 Employee Benefit Plans.

(a) Section 5.12 of the Fowler Disclosure Letter contains a list of all material Fowler Benefit Plans.

(b) Except to the extent such matters, individually or in the aggregate, have not had and are not reasonably likely to have a Fowler Material Adverse Effect: all applicable reporting and disclosure requirements have been met with respect to the Fowler Benefit Plans; to the extent applicable, the Fowler Benefit Plans comply with the requirements of ERISA and the Code or with the regulations of any applicable jurisdiction, and any Fowler Benefit Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service (or is entitled to rely upon a favorable opinion letter issued by the Internal Revenue Service).

(c) The Fowler Benefit Plans have been maintained and operated in accordance with their terms, and, to Fowler’s knowledge, there are no breaches of fiduciary duty in connection with the Fowler Benefit Plans; there are no pending or, to Fowler’s knowledge, threatened claims against or otherwise involving any Fowler Benefit Plan, and no suit, action or other litigation (excluding routine claims for benefits incurred in the ordinary course of Fowler Benefit Plan activities) has been brought against or with respect to any Fowler Benefit Plan.

(d) All material contributions required to be made as of the date of this Agreement to the Fowler Benefit Plans have been made or provided for; with respect to any “employee pension benefit plans,” as defined in Section 3(2) of ERISA, that are subject to Title IV of ERISA and have been maintained or contributed to within six years prior to the Effective Time by Fowler, its Subsidiaries or any trade or business (whether or not incorporated) which is under common control, or which is treated as a single employer, with Fowler or any of its

Subsidiaries under Section 414(b), (c), (m) or (o) of the Code (an “ERISA Affiliate”), (i) neither Fowler nor any of its Subsidiaries or ERISA Affiliates has incurred any direct or indirect liability under Title IV of ERISA in connection with any termination thereof or withdrawal therefrom; and (ii) there does not exist any accumulated funding deficiency within the meaning of Section 412 of the Code or Section 302 of ERISA, whether or not waived.

(e) No Fowler Benefit Plan (including for such purpose, any employee benefit plan described in Section 3(3) of ERISA which Fowler or any of its Subsidiaries or ERISA Affiliates maintained, sponsored or contributed to within the six-year period preceding the Effective Time) is (i) a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA), (ii) a “multiple employer plan” (within the meaning of Section 413(c) of the Code) or (iii) subject to Title IV or Section 302 of ERISA or Section 412 of the Code.

(f) Except as set forth in Section 5.12(f) of the Fowler Disclosure Letter, neither the execution of this Agreement nor the consummation of the transactions contemplated hereby (either alone or upon the occurrence of any additional or subsequent events) shall cause any payments or benefits to any employee, officer or director of Fowler or any of its Subsidiaries to be either subject to an excise tax or non-deductible to Fowler under Sections 4999 and 280G of the Code, respectively, whether or not some other subsequent action or event would be required to cause such payment or benefit to be triggered.

(g) Except as set forth in Section 5.12(g) of the Fowler Disclosure Letter, the execution of, and performance of the transactions contemplated by, this Agreement will not (either alone or upon the occurrence of any additional or subsequent events) result in any payment (whether of severance pay, compensation, benefits or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligations to fund benefits with respect to any employee of Fowler or any Subsidiary thereof.

(h) No Fowler Benefit Plan provides medical, surgical, hospitalization, death or similar benefits (whether or not insured) for employees or former employees of Fowler or any Subsidiary of Fowler for periods extending beyond their retirement or other termination of service other than (i) coverage mandated by Applicable Laws, (ii) death benefits under any “pension plan” or (iii) benefits the full cost of which is borne by the current or former employee (or his beneficiary).

(i) Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Fowler Material Adverse Effect, each Fowler Benefit Plan that is a “nonqualified deferred compensation plan” (as defined for purposes of Section 409A of the Code) is in documentary and operational compliance with Section 409A of the Code and the applicable guidance issued thereunder. Fowler does not have any obligation to pay a tax gross-up or otherwise reimburse or compensate any person for any tax-related payments under Section 409A or 4999 of the Code.

(j) From January 1, 2018 to the date of this Agreement, except in the ordinary course of business consistent with past practice or as described in the Fowler Reports filed prior to the date of this Agreement, there has not been (i) any granting, or any commitment or promise to grant, by Fowler or any of its Subsidiaries to any officer of Fowler or any of its Subsidiaries of (A) any increase in compensation or (B) any increase in severance or termination pay (other than increases in severance or termination pay as a result of an increase in compensation in accordance with Section 5.12(j)(i)(A)), (ii) any entry by Fowler or any of its Subsidiaries into any employment, severance or termination agreement with any person who is an employee of Fowler or any of its Subsidiaries at any time on or after the date of this Agreement, (iii) any increase in, or any commitment or promise to increase, benefits payable or available under any pre-existing Fowler Benefit Plan, except in accordance with the pre-existing terms of that Fowler Benefit Plan, (iv) any establishment of, or any commitment or promise to establish, any new Fowler Benefit Plan, (v) any amendment of any existing stock options, stock appreciation rights, performance awards or restricted stock awards or (vi) except in accordance with and under pre-existing compensation policies, any grant, or any commitment or promise to grant, any stock options, stock appreciation rights, performance awards, or restricted stock awards.

Section 5.13 Labor Matters.

(a) Neither Fowler nor any of its Subsidiaries is a party to, or bound by, any collective bargaining agreement or similar contract, agreement or understanding with a labor union or similar labor organization. As of the date of this Agreement, to Fowler’s knowledge, there are no organizational efforts with respect to the formation of a collective bargaining unit presently being made or threatened.

(b) Except for such matters as, individually or in the aggregate, have not had and are not reasonably likely to have a Fowler Material Adverse Effect, (i) neither Fowler nor any Subsidiary of Fowler has received any written complaint of any unfair labor practice or other unlawful employment practice or any written notice of any material violation of any federal, state or local statutes, laws, ordinances, rules, regulations, orders or directives with respect to the employment of individuals by, or the employment practices of, Fowler or any Subsidiary of Fowler or the work conditions or the terms and conditions of employment and wages and hours of their respective businesses and (ii) there are no unfair labor practice charges or other employee-related complaints against Fowler or any Subsidiary of Fowler pending or, to the knowledge of Fowler, threatened, before any governmental authority by or concerning the employees working in their respective businesses.

(c) Since January 1, 2018, Fowler has not engaged in any plant closing or mass layoff within the meaning of the Worker Adjustment and Retraining Notification Act (and any similar law) for which there remain any material unsatisfied liabilities.

Section 5.14 Environmental Matters.

(a) Except as described in the Fowler Reports filed with the SEC prior to the date of this Agreement or as set forth in Section 5.14 of the Fowler Disclosure Letter, Fowler and each Subsidiary of Fowler has been since January 1, 2016 and is in compliance with all applicable orders of any court, governmental authority or arbitration board or tribunal and any applicable law, ordinance, rule, regulation or other legal requirement (including common law) related to human health (as it relates to exposure to Hazardous Materials, as defined below) and the environment (“Environmental Laws”), which compliance includes the possession by Fowler and each Subsidiary of Fowler of all Fowler Permits required under applicable Environmental Laws and compliance with the terms and conditions thereof, in each case, except for such matters as, individually or in the aggregate, have not had and are not reasonably likely to have a Fowler Material Adverse Effect. To the knowledge of Fowler, there are no past or present facts, conditions or circumstances that interfere with the conduct of any of their respective businesses in the manner now conducted or which interfere with continued compliance with any Environmental Law currently in effect, except for any non-compliance or interference that, individually or in the aggregate, has not had and is not reasonably likely to have a Fowler Material Adverse Effect.

(b) Except as described in the Fowler Reports filed with the SEC prior the date of this Agreement or as set forth in Section 5.14 of the Fowler Disclosure Letter, (i) no judicial or administrative proceedings or governmental investigations are pending or, to the knowledge of Fowler, threatened against Fowler or its Subsidiaries that allege the violation of or seek to impose liability pursuant to any Environmental Law, and (ii) to the knowledge of Fowler, there are no past or present facts, conditions or circumstances at, on or arising out of, or otherwise associated with, any current or former businesses, assets or properties of Fowler or any Subsidiary of Fowler, including but not limited to on-site or off-site disposal, release or spill of any material, substances or waste classified, characterized or otherwise regulated as hazardous, toxic, pollutant, contaminant or words of similar meaning under Environmental Laws, including petroleum or petroleum products or byproducts (“Hazardous Materials”), in each case, which violate Environmental Law or are reasonably likely to give rise under Environmental Law to (A) costs, expenses, liabilities or obligations for any investigations, monitoring, cleanup, remediation, disposal or corrective action, (B) claims arising for personal injury, property damage or damage to natural resources, or (C) fines, penalties or injunctive relief, except in the case of clauses (b)(i) and (b)(ii) for such matters as, individually or in the aggregate, have not had and are not reasonably likely to have a Fowler Material Adverse Effect.

(c) Except as described in the Fowler Reports filed with the SEC prior to the date of this Agreement or as set forth in Section 5.14 of the Fowler Disclosure Letter, neither Fowler nor any of its Subsidiaries has since January 1, 2016 (i) received any notice of noncompliance with, violation of, or liability or potential liability under any Environmental Law or (ii) entered into any consent decree or order or is subject to any order of any court or governmental authority or tribunal under, or is otherwise subject to any indemnity or other agreement with any third person relating to any liability or obligation under, any Environmental Law or relating to the cleanup of any Hazardous Materials, except in the case of clauses (c)(i) and (c)(ii) for such matters as have not had and are not reasonably likely to have a Fowler Material Adverse Effect.

Section 5.15 Intellectual Property. Fowler and its Subsidiaries own or possess adequate licenses or other valid rights to use all patents, patent rights, know-how, trade secrets, trademarks, trademark rights and other proprietary information and other proprietary intellectual property rights (collectively, “Intellectual Property Rights”) used or held for use in connection with their respective businesses as currently being conducted, except where the failure to own or possess such licenses and other rights, individually or in the aggregate, has not had and is not reasonably likely to have a Fowler Material Adverse Effect, and there are no assertions or claims challenging the validity of any of the foregoing that, individually or in the aggregate, have not had and are not reasonably likely to have a Fowler Material Adverse Effect. Section 5.15 of the Fowler Disclosure Letter sets forth a complete and accurate list as of the date hereof of all registered, issued, and applied-for Intellectual Property Rights owned or purported to be owned by Fowler and its Subsidiaries. The conduct of Fowler’s and its Subsidiaries’ respective businesses as currently conducted does not conflict with any patents, patent rights, licenses, trademarks, trademark rights, trade names, trade name rights or copyrights of others, except for such conflicts that, individually or in the aggregate, have not had and are not reasonably likely to have a Fowler Material Adverse Effect. Except as would not constitute a Fowler Material Adverse Effect, Fowler and its Subsidiaries have taken such steps as are reasonably necessary to protect their respective rights in material trade secrets. There is no material infringement of any proprietary right owned by or licensed by or to Fowler or any of its Subsidiaries, except for such infringements that, individually or in the aggregate, have not had and are not reasonably likely to have a Fowler Material Adverse Effect. Fowler and its Subsidiaries maintain commercially reasonable policies and procedures regarding data security and privacy, including procedures reasonably designed to detect and remedy data security breaches and unauthorized access or unauthorized use of Fowler’s and its Subsidiaries’ information technology systems, including systems that store or process personal data. Fowler and its Subsidiaries are, in all material respects, in compliance with Fowler’s privacy policies and all applicable privacy laws. To the knowledge of Fowler, as of the date of this Agreement, there have been no material losses or thefts of material data or security breaches with respect to personal data. For the past five years, Fowler and its Subsidiaries have not been involved in any action related to personal data, privacy policies, or privacy laws.

Section 5.16 Decrees, Etc. Except for such matters as, individually or in the aggregate, have not had and are not reasonably likely to have a Fowler Material Adverse Effect, (a) no order, writ, fine, injunction, decree, judgment, award or determination of any court or Governmental Authority or any arbitral or other dispute resolution body has been issued or entered against Fowler or any Subsidiary of Fowler that continues to be in effect that materially affects the ownership or operation of any of their respective assets and (b) since January 1, 2016, no criminal order, writ, fine, injunction, decree, judgment or determination of any court or Governmental Authority has been issued against Fowler or any Subsidiary of Fowler.

Section 5.17 Insurance.

(a) Except for such matters as, individually or in the aggregate, have not had and are not reasonably likely to have a Fowler Material Adverse Effect, Fowler and its Subsidiaries maintain insurance coverage with financially responsible insurance companies in such amounts and against such losses as are customary in the industries in which Fowler and its Subsidiaries operate on the date of this Agreement.

(b) Except for such matters as, individually or in the aggregate, have not had and are not reasonably likely to have a Fowler Material Adverse Effect, no event relating specifically to Fowler or its Subsidiaries has occurred that could reasonably be expected, after the date of this Agreement, to result in an upward adjustment in premiums under any insurance policies they maintain. Excluding insurance policies that have expired and been replaced in the ordinary course of business, no excess liability or protection and indemnity insurance policy has been canceled by the insurer within one year prior to the date of this Agreement, and no threat in writing has been made to cancel (excluding cancellation upon expiration or failure to renew) any such insurance policy of Fowler or any Subsidiary of Fowler during the period of one year prior to the date of this Agreement. Prior to the date of this Agreement, no event has occurred, including the failure by Fowler or any Subsidiary of Fowler to give any notice or information or by giving any inaccurate or erroneous notice or information, which materially limits or impairs the rights of Fowler or any Subsidiary of Fowler under any such excess liability or protection and indemnity insurance policies.

Section 5.18 No Brokers. Fowler has not entered into any contract, arrangement or understanding with any Person or firm which may result in the obligation of Holdco, Fowler or NAM to pay any finder’s fees, brokerage or other like payments in connection with the negotiations leading to this Agreement or the consummation of the transactions contemplated hereby, except that Fowler has retained Simmons Energy, a division of Piper Jaffray (“Simmons Energy”) as its financial advisor, the fees of which shall not exceed those set forth in Section 5.18 of the Fowler Disclosure Letter.

Section 5.19 Opinion of Financial Advisor. The Special Committee of the Board of Directors of Fowler has received the opinion of Simmons Energy | A Division of Piper Jaffray & Co. to the effect that, subject to the assumptions, qualifications and limitations relating to such opinion, the Fowler Common Exchange Ratio is fair, from a financial point of view, to the holders of Fowler Common Stock (other than Holdco and its affiliates, holders of Dissenting Shares, the holders of the Fowler Convertible PIK Notes, parties to the Fowler Term Loan Agreement and other affiliates of Fowler), it being agreed that none of Holdco, NAM or NAM Merger Sub has any rights with respect to such opinion.

Section 5.20 NAM Stock Ownership. Neither Fowler nor any of its Subsidiaries owns any shares of capital stock of NAM or Spieth or any other securities convertible into or otherwise exercisable to acquire shares of capital stock of NAM or Spieth. Fowler is not an “interested stockholder” (within the meaning of Section 203 of the DGCL) with respect to NAM or Spieth and has not, within the last three years, been an “interested stockholder” with respect to NAM or Spieth.

Section 5.21 Certain Contracts.

(a) Except for this Agreement and except as filed as an exhibit to the Fowler Reports, neither Fowler nor any of its Subsidiaries is a party to or bound by any “material contract” (as such term is defined in item 601(b)(10) of Regulation S-K of the SEC) (all contracts of the type described in this Section 5.21(a) being referred to herein as the “Fowler Material Contracts”).

(b) As of the date of this Agreement, each Fowler Material Contract is in full force and effect, and Fowler and each of its Subsidiaries have in all material respects performed all obligations required to be performed by them to date under each Fowler Material Contract to which they are party, except where such failure to be in full force and effect or such failure to perform, individually or in the aggregate, has not had and is not reasonably likely to have a Fowler Material Adverse Effect. Except for such matters as, individually or in the aggregate, have not had and are not reasonably likely to have a Fowler Material Adverse Effect, neither Fowler nor any of its Subsidiaries (x) knows of, or has received written notice of, any breach of or violation or default under (nor, to the knowledge of Fowler, does there exist any condition which with the passage of time or the giving of notice or both would result in such a violation or default under) any Fowler Material Contract or (y) has received written notice of the desire of the other party or parties to any such Fowler Material Contract to exercise any rights such party has to cancel, terminate or repudiate such contract or exercise remedies thereunder. Each Fowler Material Contract is enforceable by Fowler or a Subsidiary of Fowler in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, fraudulent transfer or other similar laws relating to creditors’ rights and general principles of equity, except where such unenforceability does not constitute, individually or in the aggregate, a Fowler Material Adverse Effect.

Section 5.22 Capital Expenditure Program. As of the date of this Agreement, Section 5.22 of the Fowler Disclosure Letter accurately sets forth in all material respects the capital expenditures that are forecast to be incurred in 2020 on a quarterly basis.

Section 5.23 Takeover Statutes; Rights Plans. Assuming the accuracy of the representations and warranties set forth in Section 6.21, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby will not cause to be applicable to the Fowler Merger the restrictions on “business combinations” set forth in Section 203 of the DGCL or any similar provision (a “Takeover Statute”). Fowler does not have any preferred share purchase rights plan or similar rights plan in effect to which Fowler or any of its Subsidiaries is subject, party or otherwise bound.

Section 5.24 Property. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Fowler Material Adverse Effect, each of Fowler or its Subsidiaries owns and has good and valid title to all of its owned real property and good and valid title to all its owned personal property, and has good and valid leasehold interests in all of its leased real properties free and clear of all Liens other than Permitted Liens, in each case, to an extent necessary and sufficient to conduct their respective businesses as currently conducted and proposed by the Board of Directors of Fowler to be conducted. Except as has not had and is not reasonably likely to have, individually or in the aggregate, a Fowler Material Adverse Effect, all leases under which Fowler or any of its Subsidiaries lease any real or personal property (“Fowler Leases”) are valid and effective against Fowler or any of its Subsidiaries and, to the knowledge of Fowler, the counterparties thereto, in accordance with their respective terms, and there is not, under any of such Fowler Leases, any existing material default by Fowler or any of its Subsidiaries or, to the knowledge of Fowler, the counterparties thereto, or any event which, with notice or lapse of time or both, would become a material default by Fowler or any of its Subsidiaries or, to the knowledge of Fowler, the counterparties thereto.

Section 5.25 Financing. Fowler has entered into and has delivered to Holdco a true, complete and accurate fully executed copy of the (a) the Commitment Letter and (b) the related fee letters; provided that such fee letters may be redacted solely with respect to economic terms in a customary manner (the “Fee Letters”), including all exhibits, schedules, annexes and amendments to such letters in effect as of the date hereof, copies of which are attached as Exhibit 5.25 (the “Financing Letters”), pursuant to which and subject to the terms and conditions thereof, the Financing Sources party thereto have committed to provide the amounts set forth therein (the provision of such funds as set forth therein, the “ABL Financing”) for the purposes set forth in such Financing Letters. The Financing Letters (i) have not been amended, restated or otherwise modified or waived prior to the execution and delivery of this Agreement, and the respective commitments contained therein have not been withdrawn (to the knowledge of Fowler), rescinded (to the knowledge of Fowler), amended, restated or otherwise modified in any respect prior to the execution and delivery of this Agreement and (ii) to the knowledge of Fowler, no such withdrawal, rescission, amendment, restatement, modification or waiver is contemplated (other than any such amendment, modification, or restatement to add lenders, lead arrangers, bookrunners, syndication agents or similar entities who have not executed the Commitment Letter as of the date hereof). To the knowledge of Fowler, as of the date of this Agreement, no event has occurred or circumstance exists which, with or without notice, lapse of time or both, would constitute a breach or default on the part of Fowler under the Commitment Letter or otherwise result in any portion of the ABL Financing not being available. As of the date of this Agreement, Fowler is not aware of any fact, event or other occurrence that makes any of the representations or warranties of Fowler or its affiliates in the Financing Letters that constitutes a condition precedent to the provision of the ABL Financing on the Closing Date inaccurate in any material respect. Notwithstanding any other provision of this Section 5.25, no representation or warranty is made by Fowler pursuant to this Section 5.25 with respect to any matter arising out of any action, inaction or omission by Spieth, NAM or their respective Subsidiaries.

ARTICLE VI.

REPRESENTATIONS AND WARRANTIES OF SPIETH AND NAM

Except as set forth in the disclosure letter delivered to Fowler by Spieth and NAM at or prior to the execution of this Agreement (the “NAM Disclosure Letter”) and making reference to the particular subsection of this Agreement to which exception is being taken (provided that any information set forth in one section or subsection of the NAM Disclosure Letter shall be deemed to apply to each other section or subsection thereof to which its relevance is reasonably apparent on the face of such disclosure), each of Spieth and NAM jointly and severally represents and warrants to Fowler that:

Section 6.01 Existence; Good Standing; Corporate Authority. Each of Spieth and NAM is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. Each of Spieth and NAM is duly qualified to do business and, to the extent such concept or a similar concept exists in the relevant jurisdiction, is in good standing under the laws of any jurisdiction in which the character of the properties owned or leased by it therein or in which the transaction of its business requires such qualification, except where the failure to be so qualified or in good standing, individually or in the aggregate, has not had and is not reasonably likely to have a NAM Material Adverse Effect. Each of Spieth and NAM has all requisite corporate power and authority to own, operate and lease its properties and to carry on its business as now conducted. The copies of the certificates of incorporation and bylaws of Spieth and NAM previously made available to Fowler are true and correct and contain all amendments as of the date of this Agreement.

Section 6.02 Authorization, Validity and Effect of Agreements. Each of Spieth and NAM has the requisite corporate power and authority to execute and deliver this Agreement and each other Transaction Agreement to which it is, or at the Effective Time will be, a party, and the requisite power and authority to consummate the transactions contemplated hereby and thereby. The execution by each of Spieth and NAM of this Agreement and the other Transaction Agreements to which it is, or at the Effective Time will be, a party, and the consummation by each of Spieth and NAM of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on behalf of each of them. Each of Spieth and NAM has duly executed and delivered this Agreement and has duly executed and delivered or will dully execute and deliver prior to the Closing each of the other Transaction Agreements to which it is, or at the Effective Time will be, a party. Assuming this Agreement and each other Transaction Agreement to which it is, or at the Effective Time will be, a party, constitutes or will constitute the valid and legally binding obligation of the other parties hereto or thereto, this Agreement and the other Transaction Agreements to which it is, or at the Effective Time will be, a party, will constitute the valid and legally binding obligation of each of Spieth and NAM, enforceable against Spieth and NAM in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, fraudulent transfer or other similar laws relating to creditors’ rights and general principles of equity. Assuming the accuracy of the representations and warranties set forth in Section 5.20, NAM has taken all action necessary to render the restrictions set forth in Section 203 of the DGCL, and any other applicable takeover law restricting or purporting to restrict business combinations, inapplicable to this Agreement and the transactions contemplated hereby.

Section 6.03 Capitalization.

(a) The authorized capital stock of NAM consists of 100 shares of NAM Common Stock and no shares of preferred stock are authorized. From the Cut-off Time to the date of this Agreement, no additional shares of NAM Common Stock have been issued. All such issued and outstanding shares of NAM Common Stock are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights. As of the date of this Agreement, except as set forth in this Section 6.03 and the Voting Agreements, there are no outstanding shares of capital stock and there are no options, warrants, calls, subscriptions, convertible securities or other rights, agreements or commitments which obligate NAM or any of its Subsidiaries to issue, transfer, sell or register any shares of capital stock or other voting securities of NAM or any of its Subsidiaries. NAM has no outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of NAM on any matter.

(b) NAM has been formed solely for the purpose of engaging in the transactions contemplated by this Agreement, and, as of the Effective Time, will not have incurred, directly or indirectly, any obligations or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person in any activities other than in connection with the transactions contemplated by this Agreement, including the Separation Agreement.

Section 6.04 Subsidiaries.

(a) Each Subsidiary of Spieth that will become a Subsidiary of NAM after giving effect to the Reorganization (such Subsidiaries of Spieth are collectively referred to herein as the “NAM Business Subsidiaries” and, each, a “NAM Business Subsidiary”), is a corporation, a limited liability company or other legal entity duly organized, validly existing and, to the extent such concept or a similar concept exists in the relevant jurisdiction, in good standing under the laws of its jurisdiction of incorporation or organization, has the corporate or other entity power and authority to own, operate and lease its properties and to carry on its business as it is now being conducted, and is duly qualified to do business and is in good standing (where applicable) in each jurisdiction in which the ownership, operation or lease of its property or the conduct of its business requires such qualification, except for jurisdictions in which such failure to be so qualified or in good standing, individually or in the aggregate, has not had and is not reasonably likely to have a NAM Material Adverse Effect. As of the date of this Agreement, all of the outstanding shares of capital stock of, or other ownership interests in, each of the NAM Business Subsidiaries are duly authorized, validly issued, fully paid and nonassessable (except as such nonassessability may be affected by Applicable Law), and, after giving effect to the Reorganization, are owned, directly or indirectly, by NAM free and clear of all Liens other than Permitted Liens. As of the date of this Agreement, NAM does not have any Subsidiaries.

(b) After giving effect to the Reorganization, Section 6.04(b) of the NAM Disclosure Letter sets forth a list of all of the Subsidiaries of NAM and NAM’s respective (direct or indirect) ownership interest in each such Subsidiary. The Subsidiaries set forth on Section 6.04(b) of the NAM Disclosure Letter, together with NAM, represent all of the Persons necessary to conduct the NAM Business as historically conducted and proposed to be conducted in the United States. After giving effect to the Reorganization, except for its interests in the Subsidiaries set forth on Section 6.04(b) of the NAM Disclosure Letter or in any Subsidiaries created or acquired as permitted by Section 8.01, as of the Effective Time, NAM will not own, directly or indirectly, any capital stock of, or other equity or voting interest in, any Person.

(c) True, complete and correct copies of the articles or certificate of incorporation and bylaws (or similar organizational documents) of each of the NAM Business Subsidiaries have been furnished or made available to Fowler on or prior to the date hereof.

Section 6.05 Compliance with Laws; Permits. Except for such matters as, individually or in the aggregate, have not had and are not reasonably likely to have a NAM Material Adverse Effect and except for (i) matters related to taxes, which are treated exclusively in Section 6.12, and (ii) matters arising under Environmental Laws, which are treated exclusively in Section 6.15:

(a) Since January 1, 2016, NAM and each NAM Business Subsidiary and, solely to the extent related to the NAM Business, Spieth and each of its other Subsidiaries, have conducted their businesses in all material respects in compliance with all Applicable Laws applicable to the NAM Business.

(b) NAM and each NAM Business Subsidiary hold all permits, licenses, certifications, variations, exemptions, orders, franchises and approvals of all governmental or regulatory authorities necessary for the lawful conduct of their respective businesses as presently conducted (the “NAM Permits”). All NAM Permits are in full force and effect and there exists no default thereunder or breach thereof, and NAM has no notice or actual knowledge that such NAM Permits will not be renewed in the ordinary course after the Effective Time. No Governmental Authority has given, or to the knowledge of NAM threatened to give, any action to terminate, cancel or reform any NAM Permit.

(c) NAM and each NAM Business Subsidiary and, solely to the extent related to the NAM Business, Spieth and each of its other Subsidiaries, possess all permits, licenses, operating authorities, orders, exemptions, franchises, variances, consents, approvals or other authorizations required for the present ownership and operation of all the real property, leaseholds or other property of the NAM Business (“NAM Real Property”). There exists no material default or breach with respect to, and no party or governmental authority has taken or, to the knowledge of Spieth and NAM, threatened to take, any action to terminate, cancel or reform any such permit, license, operating authority, order, exemption, franchise, variance, consent, approval or other authorization pertaining to the NAM Real Property.

Section 6.06 Anti-corruption; Sanctions.

(a) Since January 1, 2016, each of NAM and each NAM Business Subsidiary and, solely to the extent related to the NAM Business, Spieth and each of its other Subsidiaries, has complied with all applicable Anti-Corruption Laws. NAM and each NAM Business Subsidiary and, solely to the extent related to the NAM Business, Spieth and each of its other Subsidiaries, maintain policies and procedures designed to ensure compliance by the NAM Business with, and to prevent breaches by NAM and its Subsidiaries and, solely to the extent related to the NAM Business, Spieth and each of its other Subsidiaries, such Anti-Corruption Laws.

(b) Neither Spieth (solely to the extent related to the NAM Business), NAM nor any of their respective Subsidiaries nor any director, officer, nor, to the knowledge of Spieth and NAM, any employee, agent or representative of, or other Person who performs or has performed services on behalf of the NAM Business has violated any, or been subject to actual, pending, or, to the knowledge of Spieth and NAM, threatened actions, suits, proceedings, demand letters, settlements or enforcement actions relating to any Anti-Corruption Law or any law related to terrorism financing.

(c) Neither Spieth (solely to the extent related to the NAM Business), NAM nor any of their respective Subsidiaries nor any director, officer, nor, to the knowledge of Spieth and NAM, any employee, agent or representative of, or other Person who performs or has performed services on behalf of, Spieth or NAM or any of their respective Subsidiaries has, directly or indirectly, given, made, offered or received or agreed to give, make, offer or receive any payment, gift, contribution, commission, rebate, promotional allowance, expenditure or other economic advantage: (i) which would violate any applicable Anti-Corruption Law, or (ii) to or for a public official with the intention of (A) improperly influencing any official act or decision of such public official, (B) inducing such public official to do or omit to do any act in violation of his or her lawful duty, (C) securing any improper advantage or (D) inducing such public official to influence or affect any act or decision of any Governmental Authority or commercial enterprise owned or controlled by any Governmental Authority, in each case, in order to assist Spieth or NAM or any of its Subsidiaries or any employee, agent or representative or other person who performs or has performed services on behalf of the NAM Business in obtaining or retaining business for or with, or in directing business to, Spieth, NAM or any of their respective Subsidiaries or any other Person.

(d) Neither Spieth (solely to the extent related to the NAM Business), NAM nor any of their respective Subsidiaries nor any director, officer, nor, to the knowledge of Spieth and NAM, any employee, agent or representative of, or other Person who performs or has performed services on behalf of, Spieth or NAM or any of their respective Subsidiaries, is a Person that is the subject or target of any applicable Sanctions, nor are any of the foregoing designated as a “Specially Designated National” or “Blocked Person” by OFAC. Since January 1, 2016, neither Spieth (solely to the extent related to the NAM Business), NAM nor any of their respective Subsidiaries has been in violation of applicable Sanctions.

Section 6.07 Sufficiency of Assets.

(a) After giving effect to the Reorganization, the properties, assets, personnel and rights of NAM (together with the NAM Business Subsidiaries), together with the services and assets to be provided, the licenses to be granted and the other arrangements contemplated by the Transaction Agreements, will constitute all the properties, assets, personnel and rights used, and intended to be used in, and all such properties, assets, personnel and rights as are necessary and sufficient in the conduct of the NAM Business immediately after the Closing independent of Spieth in substantially the same manner as currently conducted. Following the consummation of the Reorganization, none of Spieth, any of its Subsidiaries or any of their respective Affiliate (other than NAM and its Subsidiaries) will own any assets used in the NAM Business.

(b) At the Effective Time, NAM and its Subsidiaries will have good and valid title to, or valid leases, licenses or rights to use, all assets described in Section 6.07(a) or otherwise reflected on the combined balance sheet of NAM and its Subsidiaries as of September 30, 2019 (other than any assets disposed of since such date in the ordinary course of business consistent with past practice, one of which is material to the NAM Business), free and clear of all Liens, other than Permitted Liens.

(c) Except as set forth in Section 6.07(c) of the NAM Disclosure Letter, immediately after consummation of the Reorganization, except for this Agreement or contemplated by the Terms of Separation Agreement and the other Transaction Agreements, (i) NAM and its Subsidiaries will owe no obligations or have any liabilities to Spieth and its Subsidiaries and (ii) there will be no contracts between NAM or any of its Subsidiaries, on the one hand, and Spieth or any of its Subsidiaries (other than NAM or any of its Subsidiaries), on the other hand.

Section 6.08 No Conflict; Board and Stockholder Approval.

(a) Except as set forth in Section 6.08(a) of the NAM Disclosure Letter, the execution, delivery and performance by Spieth and NAM of this Agreement and the other Transaction Agreements to which each is, or at the Effective Time will be, a party will not, (i) conflict with or result in a breach of any provisions of the certificate of incorporation or bylaws of Spieth or NAM; (ii) violate, or conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, require any consent or notification under, or result in the termination or in a right of termination or cancellation of, or give rise to a right of purchase under, or accelerate the performance required by, or result in the creation of any Lien upon any of the capital stock of Spieth, NAM or their respective Subsidiaries, or upon any of the properties of Spieth, NAM or their respective Subsidiaries under, or result in being declared void, voidable, or without further binding effect, or otherwise result in a detriment to Spieth, NAM or any of their respective Subsidiaries under, any of the terms, conditions or provisions of, any note, bond, mortgage, indenture, deed of trust, license, concession, franchise, permit, lease, contract, agreement, joint venture or other instrument or obligation to which Spieth, NAM or any of their respective Subsidiaries is a party, or by which Spieth, NAM or any of their respective Subsidiaries or any of their properties may be bound or affected; or (iii) subject to the filings and other matters referred to in Section 6.08(b), contravene or conflict with or constitute a violation of any provision of any law, rule, regulation, judgment, order or decree binding upon or applicable to Spieth, NAM or any of their respective Subsidiaries, except as, in the case of matters described in clause (ii) or (iii), individually or in the aggregate, has not had and is not reasonably likely to have a NAM Material Adverse Effect.

(b) Neither the execution and delivery by Spieth and NAM of this Agreement, or the other Transaction Agreements to which it is or, as of the Effective Time, will be a party, nor the consummation or performance by any of them of the transactions contemplated hereby and thereby in accordance with the terms hereof and thereof will require any consent, approval, qualification or authorization of, or filing or registration with, any Governmental Authority, other than (i) the Regulatory Filings, and (ii) the filing of the NAM Certificate of Merger with the Secretary of State of the State of Delaware, except for any consent, approval, qualification or authorization the failure to obtain which, and for any filing or registration the failure to make which, has not had and is not reasonably likely to have a NAM Material Adverse Effect.

(c) The Boards of Directors or comparable governing bodies of Spieth, NAM and each other Subsidiary of Spieth that is a party to the other Transaction Agreements, and the vote or consent of which is required in connection with this Agreement and the other Transaction Agreements and the transactions contemplated hereby and thereby, by resolutions adopted at a meeting duly called and held (or by written consent) and not subsequently rescinded or modified in any way, have approved this Agreement and each of the Transaction Agreements to which it is or, as of the Effective Time, will be a party and the transactions contemplated hereby and thereby. SESI, the sole shareholder of NAM has approved this Agreement and the transactions contemplated hereunder. No vote of the holders of any class or series of capital stock of Spieth is necessary to approve any transaction contemplated by this Agreement.

Section 6.09 NAM Financial Statements.

(a) Attached as Section 6.09 of the NAM Disclosure Letter are the true and complete copies of (i) the audited combined balance sheets, statements of operations and comprehensive loss, stockholders’ equity and cash flow of NAM as of and for the twelve-month periods ended December 31, 2017 and 2018 and (ii) an unaudited combined balance sheet, statement of operations and comprehensive loss, stockholders’ equity and cash flow of NAM as of and for the nine-month period ended September 30, 2019 (collectively, the “NAM Financial Statements”).

(b) Except as set forth on Section 6.09 of the NAM Disclosure Letter, the NAM Financial Statements present fairly, in all material respects, the combined financial position and results of operations of NAM as of the dates and for the periods indicated in the NAM Financial Statements in conformity with GAAP.

(c) Except as and to the extent set forth on the unaudited balance sheet of NAM dated as of September 30, 2019, including all related notes thereto, neither NAM nor any of its Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that would be required to be reflected on, or reserved against in, a balance sheet of NAM or in the notes thereto prepared in accordance with GAAP consistently applied, other than liabilities or obligations which, individually or in the aggregate, have not had and are not reasonably likely to have a NAM Material Adverse Effect.

(d) Spieth and its Subsidiaries (solely to the extent related to the NAM Business) maintain “disclosure controls and procedures” (as defined in Rule 13a-15(e) under the Exchange Act); such disclosure control and procedures are effective to ensure that all material information concerning the NAM Business is made known on a timely basis to the individuals responsible for preparing the NAM Financial Statements and public disclosure. Since January 1, 2016, subject to any applicable grace periods, Spieth (solely to the extent related to the NAM Business) has been and is in substantial compliance in all material respects with all applicable effective provisions of the Sarbanes-Oxley Act and the applicable rules and regulations of the OTCQX. As of the date hereof, Spieth (solely to the extent related to the NAM Business) has no knowledge of any material weaknesses in the design or operation of its internal controls over financial reporting.

(e) Solely to the extent related to the NAM Business, Spieth and its Subsidiaries maintain accurate books and records reflecting in all material respects their respective assets and liabilities and maintain proper and adequate internal accounting controls.

(f) As of the Effective Time, NAM and its Subsidiaries will have no Indebtedness, except for Indebtedness set forth on Section 6.09 of the NAM Disclosure Letter.

Section 6.10 Litigation. Except as set forth on Section 6.10 of the NAM Disclosure Letter, there are no actions, suits or proceedings pending against Spieth, NAM or any of their respective Subsidiaries or, to Spieth and NAM’s knowledge, threatened in writing against Spieth, NAM or any of their respective Subsidiaries, at law or in equity or in any arbitration or similar proceedings, before or by any U.S. federal, state or non-U.S. court, commission, board, bureau, agency or instrumentality or any U.S. or non-U.S. arbitral or other dispute resolution body, that, individually or in the aggregate, have had or are reasonably likely to have a NAM Material Adverse Effect or could have the effect of delaying or impairing the consummation of the transactions contemplated by this Agreement.

Section 6.11 Absence of Certain Changes. From September 30, 2019 to the date of this Agreement, there has not been (i) a NAM Material Adverse Effect or (ii) except as set forth in Section 6.11 of the NAM Disclosure Letter or as expressly contemplated by the Transaction Agreements, (A) any material change by NAM or any of its Subsidiaries or, solely to the extent related to the NAM Business, Spieth or any other of its Subsidiaries, in any of its accounting methods, principles or practices or any of its tax methods, practices or elections applicable to Spieth’s consolidated financial statements or the NAM Financial Statements, except insofar as may have been required by a change in GAAP; (B) any declaration, setting aside or payment of any dividend or distribution in respect of any capital stock of NAM or any of its Subsidiaries; (C) any split, combination or reclassification of any capital stock of NAM or any of its Subsidiaries; or (D) any damage to or any destruction or loss of material physical properties owned or used by NAM or any of its Subsidiaries or, solely to the extent related to the NAM Business, Spieth or any of its other Subsidiaries, whether or not covered by insurance, that individually or in the aggregate has had a NAM Material Adverse Effect.

Section 6.12 Taxes.

(a) All Returns required to be filed by or with respect to NAM or any of its Subsidiaries (including any Return required to be filed by an affiliated, consolidated, combined, unitary or similar group that included NAM or any of its Subsidiaries) have been properly filed on a timely basis with the appropriate governmental authorities, except to the extent that any failure to file, individually or in the aggregate, has not had and is not reasonably likely to have a NAM Material Adverse Effect, and all taxes that have become due (regardless of whether reflected on any Return) have been duly paid or deposited in full on a timely basis or adequately accrued in accordance with GAAP, except to the extent that any failure to pay or deposit or make adequate provision for the payment of such taxes, individually or in the aggregate, has not had and is not reasonably likely to have a NAM Material Adverse Effect.

(b) Except as set forth on Section 6.12(b) of the NAM Disclosure Letter or to the extent such matters, individually or in the aggregate, have not had and are not reasonably likely to have a NAM Material Adverse Effect,

(i) no audit or other administrative proceeding or court proceeding is presently pending with regard to any tax or Return of NAM or any of its Subsidiaries;

(ii) no governmental authority is now asserting in writing any deficiency or claim for taxes or any adjustment to taxes with respect to which NAM or any of its Subsidiaries may be liable and any deficiencies asserted or assessments made as a result of any audit or other proceeding with respect to taxes have been resolved, are being contested in good faith, or adequate accruals or reserves for such deficiencies or assessments have been established;

(iii) no claim has ever been made in writing by a taxing authority of a jurisdiction where NAM has not filed Returns that NAM is or may be subject to taxation by that jurisdiction; and

(iv) neither NAM nor any of its Subsidiaries has any liability for any tax under Treas. Reg. § 1.1502-6 or any similar provision of any other tax law, except for taxes of the affiliated group of which NAM or Spieth or any of their Subsidiaries is the common parent, within the meaning of Section 1504(a)(1) of the Code or any similar provision of any other tax law, or as a transferee or successor, by contract or otherwise.

(c) Except as set forth on Section 6.12(c) of the NAM Disclosure Letter, Neither NAM nor any of its Subsidiaries has granted any material request, agreement, consent to waive or extend any period of limitations applicable to the assessment or collection of any tax upon NAM or any of its Subsidiaries.

(d) Neither NAM nor any of its Subsidiaries is a party to any closing agreement described in Section 7121 of the Code or any predecessor provision thereof or any similar agreement under any tax law.

(e) NAM (A) has not filed any extension of time within which to file any Returns that have not been filed, except in the ordinary course of business and (B) will not be required to include any item of income or gain in, or be required to exclude any item of deduction of loss from, any period ending after the Closing Date as a result of any (i) installment sale or open transaction made on or prior to the Closing Date, (ii) election under Section 108(i) of the Code or (iii) prepaid amount received prior to the Closing Date.

(f) NAM has not agreed to, requested, and is not required to include any adjustment under Section 481 of the Code (or any corresponding provision of applicable state, local or non-U.S. tax law) by reason of a change in accounting method or otherwise.

(g) Neither NAM nor any of its Subsidiaries is a party to, is bound by or has any obligation under any tax sharing, allocation or indemnity agreement or any similar agreement or arrangement other than with respect to any such agreement or arrangement among NAM and/or, Spieth and any of their respective Subsidiaries.

(h) Neither NAM nor any of its Subsidiaries has been a member of any consolidated, combined, unitary or similar group for purposes of filing Returns or paying taxes (other than a consolidated, combined, unitary or similar group for which NAM or Spieth is the common parent).

(i) Since January 1, 2016, NAM has not made or rescinded any material election relating to taxes or settled or compromised any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to any material taxes, or except as may be required by Applicable Law, made any material change to any of its methods of reporting income or deductions for federal income tax purposes from those employed in the preparation of its most recently filed federal Returns.

(j) NAM has not engaged in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4.

(k) NAM has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code at any time within the past five years.

(l) There are no Liens for taxes upon any property or assets of NAM or its Subsidiaries, except for taxes not yet due and payable.

(m) Neither NAM nor Spieth has constituted, in the two (2) years prior to the date of this Agreement, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (or any similar provision of state, local, or non-U.S. Law) or otherwise as part of a plan (or series of related transactions), within the meaning of Section 355(e) of the Code, that includes the Mergers.

(n) None of NAM, Spieth or any of their Subsidiaries is aware of the existence of or has knowledge of any fact, agreement, plan or circumstance, or has taken or agreed to take any action, that could reasonably be expected to prevent or impede the Intended Tax Treatment.

Section 6.13 Employee Benefit Plans.

(a) Section 6.13 of the NAM Disclosure Letter contains a list of all material NAM Benefit Plans of NAM and the NAM Business Subsidiaries.

(b) Except to the extent such matters, individually or in the aggregate, have not had and are not reasonably likely to have a NAM Material Adverse Effect: all applicable reporting and disclosure requirements have been met with respect to the NAM Benefit Plans; to the extent applicable, the NAM Benefit Plans comply with the requirements of ERISA and the Code or with the regulations of any applicable jurisdiction, and any NAM Benefit Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service (or is entitled to rely upon a favorable opinion letter issued by the Internal Revenue Service).

(c) The NAM Benefit Plans have been maintained and operated in accordance with their terms, and, to Spieth and NAM’s knowledge, there are no breaches of fiduciary duty in connection with the NAM Benefit Plans; there are no pending or, to Spieth and NAM’s knowledge, threatened claims against or otherwise involving any NAM Benefit Plan, and no suit, action or other litigation (excluding routine claims for benefits incurred in the ordinary course of NAM Benefit Plan activities) has been brought against or with respect to any NAM Benefit Plan.

(d) All material contributions required to be made as of the date of this Agreement to the NAM Benefit Plans have been made or provided for; with respect to any “employee pension benefit plans,” as defined in Section 3(2) of ERISA, that are subject to Title IV of ERISA and have been maintained or contributed to within six years prior to the Effective Time by NAM, its Subsidiaries or any of their ERISA Affiliates, (i) neither NAM nor any of its Subsidiaries or ERISA Affiliates has incurred any direct or indirect liability under Title IV of ERISA in connection with any termination thereof or withdrawal therefrom; and (ii) there does not exist any accumulated funding deficiency within the meaning of Section 412 of the Code or Section 302 of ERISA, whether or not waived.

(e) No NAM Benefit Plan (including for such purpose, any employee benefit plan described in Section 3(3) of ERISA which NAM or any of its Subsidiaries or ERISA Affiliates maintained, sponsored or contributed to within the six-year period preceding the Effective Time) is (i) a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA), (ii) a “multiple employer plan” (within the meaning of Section 413(c) of the Code) or (iii) subject to Title IV or Section 302 of ERISA or Section 412 of the Code.

(f) Except as set forth in Section 6.13(f) of the NAM Disclosure Letter, neither the execution of this Agreement nor the consummation of the transactions contemplated hereby (either alone or upon the occurrence of any additional or subsequent events) shall cause any payments or benefits to any employee, officer or director of NAM or any of its Subsidiaries to be either subject to an excise tax or non-deductible to NAM under Sections 4999 and 280G of the Code, respectively, whether or not some other subsequent action or event would be required to cause such payment or benefit to be triggered.

(g) The execution of, and performance of the transactions contemplated by, this Agreement will not (either alone or upon the occurrence of any additional or subsequent events) that will or may result in any payment (whether of severance pay, compensation, benefits or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligations to fund benefits with respect to any employee of NAM or any Subsidiary thereof.

(h) No NAM Benefit Plan provides medical, surgical, hospitalization, death or similar benefits (whether or not insured) for employees or former employees of NAM or any Subsidiary of NAM for periods extending beyond their retirement or other termination of service other than (i) coverage mandated by Applicable Laws, (ii) death benefits under any “pension plan” or (iii) benefits the full cost of which is borne by the current or former employee (or his beneficiary).

(i) Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a NAM Material Adverse Effect, each NAM Benefit Plan that is a “nonqualified deferred compensation plan” (as defined for purposes of Section 409A of the Code) is in documentary and operational compliance with Section 409A of the Code and the applicable guidance issued thereunder. NAM does not have any obligation to pay a tax gross-up or otherwise reimburse or compensate any person for any tax-related payments under Section 409A or 4999 of the Code.

(j) From January 1, 2018 to the date of this Agreement, except in the ordinary course of business consistent with past practice, there has not been (i) any granting, or any commitment or promise to grant, by NAM or any of its Subsidiaries to any officer of NAM or any of its Subsidiaries of (A) any increase in compensation or (B) any increase in severance or termination pay (other than increases in severance or termination pay as a result of an increase in compensation in accordance with Section 6.13(j)(i)(A)), (ii) any entry by NAM or any of its Subsidiaries into any employment, severance or termination agreement with any person who is an employee of NAM or any of its Subsidiaries at any time on or after the date of this Agreement, (iii) any increase in, or any commitment or promise to increase, benefits payable or available under any pre-existing NAM Benefit Plan, except in accordance with the pre-existing terms of that NAM Benefit Plan, (iv) any establishment of, or any commitment or promise to establish, any new NAM Benefit Plan, (v) any amendment of any existing stock options, stock appreciation rights, performance awards or restricted stock awards or (vi) except in accordance with and under pre-existing compensation policies, any grant, or any commitment or promise to grant, any stock options, stock appreciation rights, performance awards, or restricted stock awards.

Section 6.14 Labor Matters.

(a) Neither NAM nor any of its Subsidiaries is a party to, or bound by, any collective bargaining agreement or similar contract, agreement or understanding with a labor union or similar labor organization. As of the date of this Agreement, to NAM’s knowledge, there are no organizational efforts with respect to the formation of a collective bargaining unit presently being made or threatened.

(b) Except for such matters as, individually or in the aggregate, have not had and are not reasonably likely to have a NAM Material Adverse Effect, (i) neither NAM nor any Subsidiary of NAM has received any written complaint of any unfair labor practice or other unlawful employment practice or any written notice of any material violation of any federal, state or local statutes, laws, ordinances, rules, regulations, orders or directives with respect to the employment of individuals by, or the employment practices of, NAM or any Subsidiary of NAM or the work conditions or the terms and conditions of employment and wages and hours of their respective businesses and (ii) there are no unfair labor practice charges or other employee-related complaints against NAM or any Subsidiary of NAM pending or, to the knowledge of NAM, threatened, before any governmental authority by or concerning the employees working in their respective businesses.

(c) Since January 1, 2018, Spieth and NAM has not engaged in any plant closing or mass layoff within the meaning of the Worker Adjustment and Retraining Notification Act (and any similar law) for which there remain any material unsatisfied liabilities.

Section 6.15 Environmental Matters.

(a) Except as set forth in Section 6.15 of the NAM Disclosure Letter, NAM and each Subsidiary of NAM has been since January 1, 2016 and is in compliance with all Environmental Laws, which compliance includes the possession by NAM each Subsidiary of NAM of all NAM Permits required under applicable Environmental Laws and compliance with the terms and conditions thereof, in each case, except for such matters as, individually or in the aggregate, have not had and are not reasonably likely to have a NAM Material Adverse Effect. To the knowledge of NAM, there are no past or present facts, conditions or circumstances that interfere with the conduct of any of their respective businesses in the manner now conducted or which interfere with continued compliance with any Environmental Law currently in effect, except for any non-compliance or interference that, individually or in the aggregate, has not had and is not reasonably likely to have a NAM Material Adverse Effect.

(b) Except as set forth in Section 6.15 of the NAM Disclosure Letter, (i) no judicial or administrative proceedings or governmental investigations are pending or, to the knowledge of NAM, threatened against NAM or its Subsidiaries that allege the violation of or seek to impose liability pursuant to any Environmental Law, and (ii) to the knowledge of NAM or its Subsidiaries, there are no past or present facts, conditions or circumstances at, on or arising out of, or otherwise associated with, any current or former businesses, assets or properties of NAM or any Subsidiary of NAM, including but not limited to on-site or off-site disposal, release or spill of any Hazardous Materials, in each case, which violate Environmental Law or are reasonably likely to give rise under Environmental Law to (A) costs, expenses, liabilities or obligations for any investigations, monitoring cleanup, remediation, disposal or corrective action, (B) claims arising for personal injury, property damage or damage to natural resources, or (C) fines, penalties or injunctive relief, except in the case of clauses (b)(i) and (b)(ii) for such matters as, individually or in the aggregate, have not had and are not reasonably likely to have a NAM Material Adverse Effect.

(c) Except as set forth in Section 6.15 of the NAM Disclosure Letter, neither NAM nor any of its Subsidiaries has since January 1, 2016 (i) received any notice of noncompliance with, violation of, or liability or potential liability under any Environmental Law or (ii) entered into any consent decree or order or is subject to any order of any court or governmental authority or tribunal under, or is otherwise subject to any indemnity or other agreement with any third person relating to a liability or obligation under, any Environmental Law or relating to the cleanup of any Hazardous Materials, except in the case of clauses (c)(i) and (c)(ii) for such matters as have not had and are not reasonably likely to have a NAM Material Adverse Effect.

Section 6.16 Intellectual Property. NAM and its Subsidiaries own or possess adequate licenses or other valid rights to use all Intellectual Property Rights used or held for use in connection with their respective businesses as currently being conducted, except where the failure to own or possess such licenses and other rights, individually or in the aggregate, has not had and is not reasonably likely to have a NAM Material Adverse Effect, and there are no assertions or claims challenging the validity of any of the foregoing that, individually or in the aggregate, have not had and are not reasonably likely to have a NAM Material Adverse Effect. Section 6.16 of the NAM Disclosure Letter sets forth a complete and accurate list as of the date hereof of all registered, issued, and applied-for Intellectual Property Rights owned or purported to be owned by NAM and its Subsidiaries. The conduct of NAM’s and its Subsidiaries’ respective businesses as currently conducted does not conflict with any patents, patent rights, licenses, trademarks, trademark rights, trade names, trade name rights or copyrights of others, except for such conflicts that, individually or in the aggregate, have not had and are not reasonably likely to have a NAM Material Adverse Effect. Except as would not constitute a NAM Material Adverse Effect, NAM and its Subsidiaries have taken such steps as are reasonably necessary to protect their respective rights in material trade secrets. There is no material infringement of any proprietary right owned by or licensed by or to NAM or any of its Subsidiaries, except for such infringements that, individually or in the aggregate, have not had and are not reasonably likely to have a NAM Material Adverse Effect. NAM and its Subsidiaries maintain commercially reasonable policies and procedures regarding data security and privacy, including procedures reasonably designed to detect and remedy data security breaches and unauthorized access or unauthorized use of NAM’s and its Subsidiaries’ information technology systems, including systems that store or process personal data. NAM and its Subsidiaries are, in all material respects, in compliance with NAM’s privacy policies and all applicable privacy laws. To the knowledge of NAM, as of the date of this Agreement, there have been no material losses or thefts of material data or security breaches with respect to personal data. For the past five years, NAM and its Subsidiaries have not been involved in any action related to personal data, privacy policies, or privacy laws.

Section 6.17 Decrees, Etc. Except for such matters as, individually or in the aggregate, have not had and are not reasonably likely to have a NAM Material Adverse Effect, (a) no order, writ, fine, injunction, decree, judgment, award or determination of any court or Governmental Authority or any arbitral or other dispute resolution body has been issued or entered against Spieth (in relation to the operation of the NAM Business), NAM or any of their respective Subsidiaries that continues to be in effect that materially affects the ownership or operation of any of their respective assets and (b) since January 1, 2016, no criminal order, writ, fine, injunction, decree, judgment or determination of any court or Governmental Authority has been issued against Spieth (in relation to the operation of the NAM Business), NAM or any of their respective Subsidiaries.

Section 6.18 Insurance.

(a) Except for such matters as, individually or in the aggregate, have not had and are not reasonably likely to have a NAM Material Adverse Effect, NAM and its Subsidiaries maintain insurance coverage with financially responsible insurance companies in such amounts and against such losses as are customary in the industries in which NAM and its Subsidiaries operate on the date of this Agreement.

(b) Except for such matters as, individually or in the aggregate, have not had and are not reasonably likely to have a NAM Material Adverse Effect, no event relating specifically to NAM or its Subsidiaries has occurred that could reasonably be expected, after the date of this Agreement, to result in an upward adjustment in premiums under any insurance policies they maintain. Excluding insurance policies that have expired and been replaced in the ordinary course of business, no excess liability or protection and indemnity insurance policy has been canceled by the insurer within one year prior to the date of this Agreement, and no threat in writing has been made to cancel (excluding cancellation upon expiration or failure to renew) any such insurance policy of NAM or any Subsidiary of NAM during the period of one year prior to the date of this Agreement. Prior to the date of this Agreement, no event has occurred, including the failure by NAM or any Subsidiary of NAM to give any notice or information or by giving any inaccurate or erroneous notice or information, which materially limits or impairs the rights of NAM or any Subsidiary of NAM under any such excess liability or protection and indemnity insurance policies.

(c) The consummation of the transactions contemplated by this Agreement and the Transaction Agreements will not impair the rights of NAM and its Subsidiaries in respect of any insurance policies covering the NAM Business in respect of any period prior to the Effective Time and, immediately following the Effective Time, NAM and its Subsidiaries will have the right to assert claims and receive coverage under such insurance policies to the same extent that Spieth and its Subsidiaries were entitled to assert claims and receive coverage under such insurance policies prior to the Effective Time.

Section 6.19 No Brokers. Neither Spieth or NAM has entered into any contract, arrangement or understanding with any Person or firm which may result in the obligation of Holdco, Fowler, or NAM to pay any finder’s fees, brokerage or other like payments in connection with the negotiations leading to this Agreement or the consummation of the transactions contemplated hereby, except that Spieth has retained Lazard Frères & Co. LLC (“Lazard”), as its financial advisor, the fees of which shall not exceed those set forth in Section 6.19 of the NAM Disclosure Letter.

Section 6.20 Opinion of Financial Advisor. The Board of Directors of Spieth has received the opinion of Lazard to the effect that, subject to the assumptions, qualifications and limitations relating to such opinion, the NAM Merger Consideration to be paid to Spieth and its Subsidiaries in the NAM Merger is fair, from a financial point of view, to Spieth, it being agreed that such written opinion is solely for the benefit of the Board of Directors of Spieth and that none of Holdco, Fowler, NAM or the Merger Subs has any rights with respect to such opinion, nor may they rely on such opinion.

Section 6.21 Fowler Stock Ownership. Neither NAM nor any of its Subsidiaries owns any shares of capital stock of Fowler or any other securities convertible into or otherwise exercisable to acquire shares of capital stock of Fowler. NAM is not an “interested stockholder” (within the meaning of Section 203 of the DGCL) with respect to Fowler and NAM has not, within the last three years, been an “interested stockholder” with respect to Fowler.

Section 6.22 Certain Contracts.

(a) Except for this Agreement and except as set forth on Section 6.22 of the NAM Disclosure Letter, neither NAM nor any of its Subsidiaries is a party to or bound by any “material contract” (as such term is defined in item 601(b)(10) of Regulation S-K of the SEC) (all contracts of the type described in this Section 6.22(a) being referred to herein as the “NAM Material Contracts”).

(b) As of the date of this Agreement, each NAM Material Contract is in full force and effect, and NAM and each of its Subsidiaries have in all material respects performed all obligations required to be performed by them to date under each NAM Material Contract to which they are party, except where such failure to be in full force and effect or such failure to perform, individually or in the aggregate, has not had and is not reasonably likely to have a NAM Material Adverse Effect. Except for such matters as, individually or in the aggregate, have not had and are not reasonably likely to have a NAM Material Adverse Effect, neither NAM nor any of its Subsidiaries (x) knows of, or has received written notice of, any breach of or violation or default under (nor, to the knowledge of NAM, does there exist any condition which with the passage of time or the giving of notice or both would result in such a violation or default under) any NAM Material Contract or (y) has received written notice of the desire of the other party or parties to any such NAM Material Contract to exercise any rights such party has to cancel, terminate or repudiate such contract or exercise remedies thereunder. Each NAM Material Contract is enforceable by NAM or a Subsidiary of NAM in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, fraudulent transfer or other similar laws relating to creditors’ rights and general principles of equity, except where such unenforceability does not constitute, individually or in the aggregate, a NAM Material Adverse Effect.

Section 6.23 Capital Expenditure Program. As of the date of this Agreement, Section 6.23 of the NAM Disclosure Letter accurately sets forth in all material respects the capital expenditures that are forecast to be incurred in 2020 on a quarterly basis.

Section 6.24 Takeover Statutes; Rights Plans. Assuming the accuracy of the representations and warranties set forth in Section 5.20, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby will not cause to be applicable to the NAM Merger any Takeover Statute. NAM does not have any preferred share purchase rights plan or similar rights plan in effect to which NAM or any of its Subsidiaries is subject, party or otherwise bound.

Section 6.25 Property. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a NAM Material Adverse Effect, each of NAM or its Subsidiaries owns and has, or will at the Effective Time own and have, good and valid title to all of its owned real property and good and valid title to all owned personal property used in the NAM Business, and has or will at the Effective Time have, good and valid leasehold interests in all of the leased real properties used in the NAM Business free and clear of all Liens other than Permitted Liens, in each case, to an extent necessary and sufficient to conduct their respective businesses as currently conducted and proposed to be conducted. Except as would not reasonably be expected to have, individually or in the aggregate, a NAM Material Adverse Effect, all leases under which the NAM Business leases any real or personal property (the “NAM Leases”) are valid and effective against NAM or any of its Subsidiaries and, to the knowledge of Spieth and NAM, the counterparties thereto, in accordance with their respective terms and there is not, under any of such NAM Leases, any existing material default by Spieth or any of its Subsidiaries or, to the knowledge of Spieth and NAM, the counterparties thereto, or any event which, with notice or lapse of time or both, would become a material default by Spieth or any of its Subsidiaries or, to the knowledge of Spieth and NAM, the counterparties thereto.

Section 6.26 Financing. Spieth has entered into and has delivered to Holdco a true, complete and accurate fully executed copy of (a) the Commitment Letter and (b) the Financing Letters, pursuant to which and subject to the terms and conditions thereof, the Financing Sources party thereto have committed to provide the ABL Financing for the purposes set forth in such Financing Letters. The Financing Letters (i) have not been amended, restated or otherwise modified or waived prior to the execution and delivery of this Agreement, and the respective commitments contained therein have not been withdrawn, rescinded, amended, restated or otherwise modified in any respect prior to the execution and delivery of this Agreement and (ii) to the knowledge of Spieth, no such withdrawal, rescission, amendment, restatement, modification or waiver is contemplated (other than any such amendment, modification, or restatement to add lenders, lead arrangers, bookrunners, syndication agents or similar entities who have not executed the Commitment Letter as of the date hereof). As of the date of this Agreement, the Commitment Letter is in full force and effect and constitutes the legal, valid and binding obligation of SESI and, to the knowledge of Spieth, the other parties thereto, subject in each case to bankruptcy laws and similar laws affecting creditors’ rights and general principles of equity. There are no conditions precedent or contingencies to the provision of the ABL Financing pursuant to the Financing Letters, other than as expressly set forth in the Commitment Letter. At the Closing, and assuming the availability of the ABL Financing, Holdco will have sufficient funds to pay all of Holdco’s obligations under this Agreement and all other amounts required to be paid by NAM and Fowler in connection with the transactions contemplated hereby. To the knowledge of Spieth, as of the date of this Agreement, no event has occurred or circumstance exists which, with or without notice, lapse of time or both, would constitute a breach or default on the part of Holdco, NAM Merger Sub or Fowler Merger Sub under the Commitment Letter or otherwise result in any portion of the ABL Financing not being available. As of the date of this Agreement, there are no side letters or other agreements or contracts that could affect the availability of the ABL Financing on the Closing Date other than as expressly set forth in the Financing Letters. SESI has paid in full any and all of the commitment fees and other fees it is required to pay on or prior to the date hereof under the terms of the Financing Letters and will pay all other commitment fees and other fees as required to be paid as a condition to the provision of the ABL Financing under the terms of the Financing Letters on or prior to the Closing. As of the date of this Agreement, Spieth is not (A) aware of any fact, event or other occurrence that makes any of the representations or warranties of SESI or its affiliates in the Financing Letters that constitutes a condition precedent to the provision of the ABL Financing on the Closing Date inaccurate in any material respect and (B) assuming the accuracy of representations and warranties of each of the other parties set forth in this Agreement and performance by each of the other parties of their respective obligations hereunder, has any reason to believe that, subject to the satisfaction of the conditions precedent set forth in Article IX, any of the conditions to the ABL Financing contemplated by the Financing Letters will not be satisfied on a timely basis or that the ABL Financing contemplated by the Financing Letters will not be made available on the Closing Date. Notwithstanding any other provision of this Section 6.26, no representation or warranty is made by Spieth pursuant to this Section 6.26 with respect to any matter arising out of any action, inaction or omission by Fowler or its respective Subsidiaries.

ARTICLE VII.

COVENANTS

Section 7.01 Conduct of Business. Prior to the Effective Time, except (i) as set forth in the NAM Disclosure Letter or the Fowler Disclosure Letter, (ii) as contemplated by the Transaction Agreements, (iii) as any provision of this Agreement expressly permits or provides, (iv) as required by Applicable Laws, or (v) as each other party has consented in writing thereto (such consent not to be unreasonably withheld, delayed or conditioned), each of NAM and Spieth (solely to the extent related to the NAM Business), on the one hand, and Fowler, on the other hand, shall and shall cause each of their respective Subsidiaries to:

(a) conduct its operations according to its usual, regular and ordinary course in substantially the same manner as heretofore conducted;

(b) use its reasonable best efforts to preserve intact its business organizations and goodwill, keep available the services of its officers and employees and maintain satisfactory relationships with those persons having business relationships with it;

(c) not amend or propose to amend its Organizational Documents;

(d) promptly notify the other of any material change in its or any of its material Subsidiaries’ condition (financial or otherwise) or business;

(e) not, other than in the ordinary course of business, terminate, cancel, repudiate or fail to renew, or materially breach, any NAM Material Contract or Fowler Material Contract, respectively;

(f) not pay, settle or compromise any material litigation or proceedings (including arbitration and other dispute resolution proceedings) or material governmental complaints, investigations, inquiries or hearings, and notify the other party of any communications indicating that the same may be contemplated and any material developments in any such litigation, proceedings, complaints, investigations, inquiries or hearings;

(g) not (i) except pursuant to the exercise of options or upon the settlement of other equity incentive awards in each case existing on the date of this Agreement and disclosed in this Agreement or the NAM Disclosure Letter or the Fowler Disclosure Letter, as applicable, or pursuant to the conversion of the Fowler Convertible PIK Notes in accordance with the terms thereof, issue any shares of its capital stock or other equity securities, effect any stock split or otherwise change its capitalization as it existed on the date of this Agreement, (ii) grant, confer or award any option, restricted stock unit, performance equity award, warrant, conversion right or other right not existing on the date of this Agreement to acquire or otherwise with respect to any shares of its capital stock or other equity securities, or grant or issue any restricted stock or securities, (iii) amend or otherwise modify any option, warrant, conversion right or other right to acquire any shares of its capital stock existing on the date of this Agreement, (iv) with respect to any of its former, present or future officers, directors or employees, increase any compensation or benefits, award or pay any bonuses, establish any bonus plan or arrangement or enter into, amend or extend (or permit the extension of) any employment or consulting agreement, change in control, transaction bonus, tax gross-up or retention agreements, except for increases in compensation or benefits and payment of bonuses in the ordinary course of business consistent with past practices, or (v) except as expressly permitted under this Agreement, adopt any new employee benefit plan or agreement (including any stock option, stock benefit or stock purchase plan) or amend (except as required by law) or modify the terms providing for acceleration of the vesting, exercisability, payment of funding under any existing employee benefit plan, or (vi) terminate (other than for cause) the employment of or hire or promote any employee whose annual base salary is $250,000 or more;

(h) not (i) declare, set aside or pay any dividend or make any other distribution or payment with respect to any shares of its capital stock or (ii) redeem, purchase or otherwise acquire any shares of its capital stock or capital stock of any of its Subsidiaries, or make any commitment for any such action;

(i) not, other than as contemplated by the Transaction Agreements, sell, lease, license, encumber or otherwise dispose of, or enter into a contract to sell, lease, license, encumber or otherwise dispose of, any of its assets (including capital stock of Subsidiaries) which are, individually or in the aggregate, material to it and its Subsidiaries as a whole, except for (i) sales of surplus or obsolete equipment, (ii) sales of other assets in the ordinary course of business or sales of assets pursuant to contractual rights existing as of the date of this Agreement that were entered into the ordinary course of business consistent with past practices, (iii) sales, leases or other transfers between such party and its wholly owned Subsidiaries or between those Subsidiaries, or (iv) arm’s-length sales or other transfers not described in clauses (i) through (iii) above for aggregate consideration not exceeding $2.0 million for each of the NAM Business and Fowler;

(j) not acquire or agree to acquire by merging or consolidating with, or by purchasing an equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof;

(k) maintain in full force and effect any of the Fowler Permits or NAM Permits;

(l) fail to exercise any rights of renewal with respect to any material Fowler Leases or NAM Leases that by their terms would otherwise expire unless Fowler or NAM, as applicable, (or, if the lessee is a Subsidiary of Fowler or NAM, such Subsidiary) determines in good faith that a renewal would not be in the best interests of Fowler or NAM, as applicable;

(m) not change any of the material accounting principles or practices except as may be required as a result of a change in GAAP;

(n) use commercially reasonable efforts to maintain in full force without interruption its present insurance policies or comparable insurance coverage in at least such amounts and against at least such risks and losses as are consistent in all material respects with the past practice of the businesses and with insurance companies substantially as financially responsible as their existing insurers;

(o) in the case of Spieth and NAM, not fail to implement the Reorganization consistent with this Agreement, the Terms of Separation Agreement and the Separation Agreement;

(p) not (i) make, change or revoke any material tax election, (ii) change any tax accounting period for purposes of a material tax or material method of tax accounting, (iii) file any material amended Return, (iv) settle or compromise any audit or proceeding relating to a material amount of taxes, (v) agree to an extension or waiver of the statute of limitations with respect to a material amount of taxes, (vi) enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local, or non-U.S. Law) with respect to any material tax, or (vii) surrender any right to claim a material tax refund, in each case, except as may be required by Applicable Law;

(q) not (i) incur any Indebtedness, other than, with respect to Fowler, borrowings under the Fowler Revolving Loan Agreement in the ordinary course of business or (ii) except in the ordinary course of business, enter into any material lease (whether such lease is an operating or capital lease) or create any material Liens on its property other than Permitted Liens;

(r) not purchase or otherwise acquire any shares of capital stock of NAM or Fowler, other than shares purchased solely to satisfy withholding obligations in connection with the vesting or exercise (as applicable) of restricted stock, stock options, stock appreciation rights, restricted stock units and similar awards by the grantees thereof;

(s) not take any action that could reasonably be expected to delay materially or adversely affect in a material respect the ability of any of the parties hereto to obtain any consent, authorization, order or approval of any governmental commission, board or other regulatory body or the expiration of any applicable waiting period required to consummate the transactions contemplated by this Agreement;

(t) unless in the good faith opinion of its Board of Directors after consultation with its outside legal counsel the following would be inconsistent with its fiduciary duties, (i) not terminate, amend, modify or waive any provision of any agreement containing a standstill covenant to which it is a party; and (ii) enforce, to the fullest extent permitted under Applicable Law, the provisions of any such agreement, including by obtaining injunctions to prevent any breaches of such agreements and to enforce specifically the terms and provisions thereof in any court of the United States of America or any state having jurisdiction;

(u) not take any action that would reasonably be expected to result in any condition in Article VIII not being satisfied;

(v) collect its accounts receivable, and pay its accounts payable, in the ordinary course of business and consistent with past practices;

(w) in the case of Fowler, not amend or modify, or cause to be amended or modified, the Fowler Exchange and Contribution Agreement or fail to implement the Fowler PIK Exchange, the Fowler PIK Contribution, or the Fowler Term Loan Contribution consistent with the Fowler Exchange and Contribution Agreement; and

(x) not agree in writing or otherwise to take any of the prohibited actions described above.

Section 7.02 No Solicitation by Fowler.

(a) Fowler shall not, nor shall it authorize or permit any of its Subsidiaries or any of their respective directors, officers or employees or any investment banker, financial advisor, attorney, accountant or other advisor, agent or representative (collectively, “Representatives”) retained by it or any of its Subsidiaries to, directly or indirectly through another person, (i) solicit, initiate or knowingly encourage, or take any other action designed to, or which could reasonably be expected to, facilitate, any inquiry or the making of any proposal or offer that constitutes, or that could reasonably be expected to lead to, a Fowler Takeover Proposal or (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any person any confidential information in connection with, any Fowler Takeover Proposal. Without limiting the foregoing, it is agreed that any violation of the restrictions set forth in the preceding sentence by any Representative of Fowler or any of its Subsidiaries, whether or not such person is purporting to act on behalf of Fowler or any of its Subsidiaries or otherwise, shall be a breach of this Section 7.02 by Fowler. Fowler shall, and shall cause its Subsidiaries to, immediately cease and cause to be terminated all existing discussions or negotiations with any person conducted heretofore with respect to any Fowler Takeover Proposal and request the prompt return or destruction of all confidential information previously furnished. Notwithstanding the foregoing, at any time prior to obtaining Fowler Stockholder Approval, in response to an unsolicited bona fide written Fowler Takeover Proposal that the Board of Directors of Fowler determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) constitutes or is reasonably likely to lead to a Fowler Superior Proposal, and which Fowler Takeover Proposal was made after the date of this Agreement and did not otherwise result from a breach of this Section 7.02, Fowler may, if its Board of Directors determines in good faith (after consultation with outside counsel) that the failure to do so would be inconsistent with its fiduciary duties to the stockholders of Fowler under Applicable Laws, and subject to compliance with Section 7.02(c) and after giving NAM written notice of such determination, (x) furnish information with respect to Fowler and its Subsidiaries to the person making such Fowler Takeover Proposal (and its Representatives) pursuant to a customary confidentiality agreement not less restrictive of such person than the Confidentiality Agreement, provided that such customary confidentiality agreement need not contain standstill provisions and provided that all such information has previously been provided to NAM or is provided to NAM prior to or substantially concurrently with the time it is provided to such person, and (y) participate in discussions or negotiations with the person making such Fowler Takeover Proposal (and its Representatives) regarding such Fowler Takeover Proposal.

(b) Neither the Board of Directors of Fowler nor any committee thereof shall (i) (A) withdraw (or modify in a manner adverse to NAM), or propose to withdraw (or modify in a manner adverse to NAM), the approval, recommendation or declaration of advisability by such Board of Directors or any such committee thereof of this Agreement, the Fowler Merger or the other transactions contemplated by this Agreement, (B) recommend, adopt or approve, or propose to recommend, adopt or approve, any Fowler Takeover Proposal or (C) fail to reaffirm within a reasonable period of time upon request by NAM (publicly if so requested) its recommendation of this Agreement, the Fowler Merger and the other transactions contemplated by this Agreement (any such action or failure described in this clause (i) being referred to as a “Fowler Adverse Recommendation Change”) or (ii) approve or recommend, or propose to approve or recommend, or allow Fowler or any of its Subsidiaries to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement constituting or related to, or that is intended to or could reasonably be expected to lead to, any Fowler Takeover Proposal (other than a confidentiality agreement referred to in Section 7.02(a)). Notwithstanding the foregoing, at any time prior to obtaining Fowler Stockholder Approval, the Board of Directors of Fowler may make a Fowler Adverse Recommendation Change in response to a Fowler Takeover Proposal if the Board of Directors determines in good faith (after consultation with outside counsel) that the failure to do so would be inconsistent with its fiduciary duties to the stockholders of Fowler under Applicable Laws; provided, however, that no Fowler Adverse Recommendation Change may be made until after the fifth business day following NAM’s receipt of written notice, whichever is later (a “Fowler Notice of Adverse Recommendation”) from Fowler advising NAM that the Board of Directors of Fowler intends to make a Fowler Adverse Recommendation Change and specifying the terms and conditions of the Fowler Superior Proposal, if any, that is related to such Fowler Adverse Recommendation Change (it being understood and agreed that any amendment to the financial terms or any other material term of such Fowler Superior Proposal shall require a new Fowler Notice of Adverse Recommendation and a new five business day period). In determining whether to make a Fowler Adverse Recommendation Change, the Board of Directors of Fowler shall take into account any changes to the financial terms of this Agreement proposed by NAM in response to a Fowler Notice of Adverse Recommendation or otherwise.

(c) In addition to the obligations of Fowler set forth in Section 7.02(a) and (b), Fowler shall promptly (and in any event within one business day after receipt thereof) advise NAM orally and in writing of any Fowler Takeover Proposal or any inquiry with respect to or that could reasonably be expected to lead to any Fowler Takeover Proposal, the material terms and conditions of any such Fowler Takeover Proposal or inquiry (including any changes thereto) and the identity of the person making any such Fowler Takeover Proposal or inquiry. Fowler shall (i) keep NAM informed of the status and material terms and conditions (including any change therein) of any such Fowler Takeover Proposal or inquiry and (ii) provide to NAM as soon as practicable after receipt or delivery thereof with copies of all correspondence and other written material sent or provided to Fowler or any of its Subsidiaries from any person that describes any of the material terms and conditions of any Fowler Takeover Proposal.

(d) Nothing contained in this Section 7.02 shall prohibit Fowler from (x) taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act or (y) from issuing a “stop, look and listen” letter or similar communication of the type contemplated by Rule 14d-9(f) promulgated under the Exchange Act; provided that any such disclosure that addresses or relates to the approval, recommendation or declaration of advisability by the Board of Directors of Fowler with respect to this Agreement or a Fowler Takeover Proposal shall be deemed to be a Fowler Adverse Recommendation Change unless the Board of Directors of Fowler in connection with such communication publicly states that its recommendation with respect to this Agreement has not changed or refers to the prior recommendation of the Board of Directors of Fowler.

Section 7.03 Reserved.

Section 7.04 Meeting and Approval of Fowler Stockholders.

(a) Fowler shall take all action necessary, in accordance with Applicable Law and its certificate of incorporation and bylaws, to convene a meeting of its stockholders as promptly as practicable after the Form S-4 has been declared effective to consider and vote upon (i) the adoption of this Agreement and (ii) the approval of an amendment to the certificate of incorporation of Fowler to increase the authorized shares of Fowler Common Stock to a number of shares of Fowler Common Stock sufficient to satisfy the obligations of Fowler under the Fowler Indenture upon a conversion of all outstanding Fowler Convertible PIK Notes in connection with the transactions contemplated by the Transaction Agreements (the “Fowler Charter Amendment”); provided that Fowler shall not fix the Fowler Record Date to occur fewer than three (3) business days following the satisfaction or waiver of each of the conditions set forth in Section 8.01(e) and Section 8.01(f). Notwithstanding any other provision of this Agreement, unless this Agreement is terminated in accordance with the terms hereof, Fowler shall submit the foregoing matters to its stockholders, whether or not the Board of Directors of Fowler withdraws, modifies or changes its recommendation and declaration regarding such matters.

(b) Subject to Section 7.02, Fowler, through its Board of Directors, shall recommend approval of such matters and use its reasonable best efforts to take all lawful action to solicit approval by its stockholders in favor of such matters.

(c) Fowler, in its capacity as sole stockholder of Holdco, shall approve the Holdco Charter. The Board of Directors of Holdco shall take all action necessary to cause Holdco to adopt this Agreement as the sole stockholder of NAM Merger Sub and Fowler Merger Sub prior to the Closing. The Board of Directors of Holdco shall take all action necessary to approve the Holdco Bylaws.

Section 7.05 Filings; Reasonable Best Efforts, Etc.

(a) Subject to the terms and conditions herein provided, Spieth and Fowler shall:

(i) make any required filings under the HSR Act (and shall equally pay any filing fees incident thereto), which filings shall be made promptly (which, in the case of filings required under the HSR Act shall be not more than 15 business days from the date hereof), and thereafter shall promptly make any other required submissions under the HSR Act;

(ii) use their reasonable best efforts to cooperate with one another in (A) determining which filings are required to be made prior to the Effective Time with, and which consents, approvals, permits or authorizations are required to be obtained prior to the Effective Time from, governmental or regulatory authorities of the United States, the several states, and any other jurisdictions in connection with the execution and delivery of this Agreement, and the consummation of the Mergers and the transactions contemplated by this Agreement; and (B) timely making all such filings and timely seeking all such consents, approvals, permits or authorizations;

(iii) promptly notify each other of any communication concerning this Agreement or the transactions contemplated hereby to that party from any Governmental Authority and, to the extent permitted under Applicable Laws, permit the other party to review in advance any proposed communication concerning this Agreement or the transactions contemplated hereby to any Governmental Authority;

(iv) not participate or agree to participate in any meeting or discussion with any governmental or regulatory authority in respect of any filing, investigation or other inquiry concerning this Agreement or the transactions contemplated hereby unless it consults with the other party in advance and, to the extent permitted by such governmental or regulatory authority, gives the other party the opportunity to attend and participate in such meeting or discussion;

(v) furnish the other party with copies of all correspondence, filings and communications (and memoranda setting forth the substance thereof) between it and its affiliates and representatives on the one hand, and any government or regulatory authority or members of any such authority’s staff on the other hand, with respect to this Agreement and the transactions contemplated hereby, provided that the furnishing party may with good reason and acting reasonably under the circumstances designate such information “outside counsel only” and information will be provided only to the outside counsel of the receiving party;

(vi) furnish the other party with such necessary information and reasonable assistance as such other party and their respective affiliates may reasonably request in connection with their preparation of necessary filings, registrations or submissions of information to any governmental or regulatory authorities, including any filings necessary or appropriate under the provisions of the HSR Act, provided that the furnishing party may with good reason and acting reasonably under the circumstances designate such information “outside counsel only” and information will be provided only to the outside counsel of the receiving party;

(vii) “substantially comply” and certify substantial compliance with any request for additional information (also known as a “second request”) issued pursuant to the HSR Act as soon as reasonably practicable following the issuance of the request for additional information; and

(viii) upon the terms and subject to the conditions herein provided, use their reasonable best efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under Applicable Laws or otherwise to consummate and make effective the transactions contemplated by this Agreement, including using reasonable best efforts to satisfy the conditions precedent to the obligations of any of the party hereto, to obtain all necessary authorizations, consents and approvals, and to effect all necessary registrations and filings, and to obtain the relief and commitments contemplated by Section 8.01(b).

(b) Without limiting Section 7.05(a), but subject to Section 7.05(c), Spieth and Fowler shall each use reasonable best efforts:

(i) to cause the expiration or termination of the applicable waiting period under the HSR Act and to obtain required clearances as soon as practicable;

(ii) to avoid the entry of, or to have vacated, terminated or modified, any decree, order or judgment that would restrain, prevent or delay the Closing; and

(iii) to take any and all steps necessary to obtain any consents or eliminate any impediments to the Mergers.

(c) None of Spieth or Fowler or their respective Subsidiaries shall take actions, cause actions to be taken or fail to take actions, as a result of which (i) gain or loss would be recognized for U.S. federal income tax purposes upon the transfer that is deemed to occur for U.S. federal income tax purposes of NAM Common Stock to Holdco in exchange for Holdco Common Stock pursuant to the NAM Merger except for gain that is recognized for U.S. federal income tax purposes upon (x) the receipt of cash in lieu of a fractional share of Holdco Common Stock or (y) the receipt of the Holdco Bonds; and (ii) gain or loss would be recognized for U.S. federal income tax purposes upon the transfer that is deemed to occur for U.S. federal income tax purposes of Fowler Common Stock to Holdco in exchange for Holdco Class A Common Stock pursuant to the Fowler Merger except for gain that is recognized for U.S. federal income tax purposes upon the receipt of cash in lieu of a fractional share of Holdco Class A Common Stock.

Section 7.06 Inspection. From the date of this Agreement to the Effective Time, each of Spieth and Fowler shall allow all designated officers, attorneys, accountants and other representatives of Spieth or Fowler or their respective Subsidiaries, as the case may be, reasonable access, at all reasonable times, upon reasonable notice, to the records and files, correspondence, audits and properties, as well as to all information relating to commitments, contracts, titles and financial position, or otherwise pertaining to the business and affairs of the NAM Business or Fowler and its Subsidiaries, as the case may be, including inspection of such properties; provided that no intrusive sampling of environmental media, including soil, sediment, groundwater, surface water, air or building material, shall be permitted in connection with any such investigation without the prior written consent of Spieth or Fowler, as the case may be, which may be withheld in such party’s sole discretion, and provided, further that no investigation pursuant to this Section 7.06 shall affect any representation or warranty given by any party hereunder, and provided, further, that notwithstanding the provision of information or investigation by any party, no party shall be deemed to make any representation or warranty except as expressly set forth in this Agreement. Notwithstanding the foregoing, no party shall be required to provide any information (i) it reasonably believes it may not provide to the other parties by reason of Applicable Laws, (ii) that constitutes information protected by attorney/client privilege or work product privilege, or (iii) that it is required to keep confidential by reason of contract or agreement with third parties. The parties hereto shall make reasonable and appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply. Each of Spieth and Fowler agrees that it shall not, and shall cause its respective representatives not to, use any information obtained pursuant to this Section 7.06 for any purpose unrelated to the consummation of the transactions contemplated by this Agreement. All non-public information obtained pursuant to this Section 7.06 shall be governed by the Confidentiality Agreement dated September 5, 2019 between Spieth and Fowler (the “Confidentiality Agreement”).

Section 7.07 Publicity. Each of Spieth and Fowler will, and will cause its Subsidiaries to, consult with the other before issuing any press release or similar public announcement pertaining to this Agreement or the transactions contemplated hereby and shall not issue any such press release or make any such public announcement without the prior consent of the other parties, which consent shall not be unreasonably withheld, delayed or conditioned, except as may be required by Applicable Laws or by obligations pursuant to any listing agreement with any national securities exchange or over-the-counter market, in which case the party proposing to issue such press release or make such public announcement shall use its reasonable best efforts to consult in good faith with the other parties before issuing any such press releases or making any such public announcements.

Section 7.08 Registration Statement on Form S-4.

(a) Each of Spieth and Fowler shall cooperate and jointly prepare, and Holdco shall file with the SEC, as soon as practicable following the date hereof, a Registration Statement on Form S-4 (the “Form S-4”) under the Securities Act of 1933 as amended with respect to the shares of Holdco Class A Common Stock and Holdco Class B Common Stock issuable in connection with the Mergers, a portion of which Registration Statement shall also serve as the proxy statement with respect to the meeting of the stockholders of Fowler in connection with the transactions contemplated by this Agreement (the “Proxy Statement/Prospectus”). The respective parties will cause the Proxy Statement/Prospectus and the Form S-4 to comply as to form in all material respects with the applicable provisions of the Securities Act, the Exchange Act and the rules and regulations thereunder. Each of Spieth and Fowler shall use its reasonable best efforts to have the Form S-4 declared effective by the SEC as promptly as practicable and to keep the Form S-4 effective as long as is necessary to consummate the Mergers and the transactions contemplated hereby in accordance with the terms of this agreement. Each of Spieth and Fowler shall use its reasonable best efforts to obtain, prior to the effective date of the Form S-4, all necessary state securities law or “Blue Sky” permits or approvals required to carry out the transactions contemplated by this Agreement. Each party will advise the others, promptly after it receives notice thereof, of the time when the Form S-4 has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the shares of Holdco Class A Common Stock or Holdco Class B Common Stock issuable in connection with the Mergers for offering or sale in any jurisdiction or any request by the SEC for amendment of the Proxy Statement/Prospectus or the Form S-4 or comments thereon and responses thereto or requests by the SEC for additional information. Each of the parties shall also promptly provide each other party copies of all written correspondence received from the SEC and summaries of all oral comments received from the SEC in connection with the transactions contemplated by this Agreement. Each of the parties shall promptly provide each other party with drafts of all correspondence intended to be sent to the SEC in connection with the transactions contemplated by this Agreement and allow each such party the opportunity to comment thereon prior to delivery to the SEC.

(b) The Proxy Statement/Prospectus shall (i) (x) state that the Board of Directors of Fowler has approved this Agreement and the transactions contemplated hereby, and (y) recommend the approval or adoption by the stockholders of Fowler of this Agreement (except to the extent that the Board of Directors of Fowler makes a Fowler Adverse Recommendation Change) and (ii) (x) state that the Board of Directors of Fowler has approved the Fowler Charter Amendment, and (y) recommend the approval of the Fowler Charter Amendment by the stockholders of Fowler.

(c) Fowler shall use its reasonable best efforts to cause the Proxy Statement/Prospectus to be mailed to its stockholders as promptly as practicable after the Form S-4 is declared effective under the Securities Act.

(d) Each of Spieth and Fowler shall ensure that the information provided by it for inclusion in the Proxy Statement/Prospectus and each amendment or supplement thereto, at the time of mailing thereof and at the time of the meeting of stockholders of Fowler, or, in the case of information provided by it for inclusion in the Form S-4 or any amendment or supplement thereto, at the time it becomes effective, (i) will not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and (ii) will comply as to form in all material respects with the provisions of the Securities Act and the Exchange Act. If, at any time prior to the Effective Time, any event or circumstance shall be discovered by a party that should be set forth in an amendment or a supplement to the Proxy Statement/Prospectus so that any such document would not include any misstatement of a material fact or fail to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, such party shall promptly inform the other party and the parties shall cause an appropriate amendment or supplement describing such information to be promptly filed with the SEC and, to the extent required by Applicable Laws, disseminated to stockholders of Fowler.

Section 7.09 Listing Application. If Holdco is eligible for listing on the NASDAQ or another national securities exchange, Holdco will, and Spieth and Fowler shall use reasonable best efforts to cause Holdco to, promptly prepare and submit to the NASDAQ or another national securities exchange a listing application covering the shares of Holdco Class A Common Stock issuable in connection with the Mergers and shall use reasonable best efforts to obtain, prior to the Effective Time, approval for the listing of such shares of Holdco Class A Common Stock on the NASDAQ Global Market or NASDAQ Capital Market, subject to official notice of issuance.

Section 7.10 Letters of Accountants.

(a) Spieth shall use reasonable best efforts to cause to be delivered to Fowler “comfort” letters of KPMG LLP, NAM’s independent public accountants, dated within two business days of the effective date of the Form S-4 and within two business days of the meeting of stockholders contemplated by Section 7.04, and addressed to Fowler with regard to certain financial information regarding NAM and Holdco included in the Form S-4, in form and substance reasonably satisfactory to Fowler and customary in scope and substance for “comfort” letters delivered by independent public accountants in connection with registration statements similar to the Form S-4.

(b) Fowler shall use reasonable best efforts to cause to be delivered to NAM “comfort” letters of (i) BDO USA, LLP, Fowler’s independent public accountants, and (ii) solely with respect to Fowler’s acquisition of Cretic Energy Services, LLC, Deloitte & Touche LLP, dated within two business days of the effective date of the Form S-4 and within two business days of the meeting of stockholders of Fowler contemplated by Section 7.04, respectively, and addressed to NAM, with regard to certain financial information regarding Fowler included in the Form S-4, in form and substance reasonably satisfactory to NAM and customary in scope and substance for “comfort” letters delivered by independent public accountants in connection with registration statements similar to the Form S-4.

Section 7.11 Expenses. If the Mergers are consummated, all costs and expenses incurred by any party to this Agreement in connection with this Agreement and the transactions contemplated hereby, including (a) legal fees, accounting fees, financial advisory fees and other professional and non-professional fees and expenses (including fees of the Exchange Agent and other similar agents), (b) all filing fees with respect to the Form S-4 and the Proxy Statement/Prospectus, (c) the costs of printing and mailing of the Proxy Statement/Prospectus, (d) all expenses payable under any Voting Agreement, and (e) all filing fees incurred in connection with the HSR Act in connection with the consummation of the transactions contemplated by this Agreement, shall be paid, or reimbursed to a party having paid, or having advanced or loaned funds to one of the parties hereto for payment, such expense, by Holdco, except (i) as Section 9.05 otherwise provides, and (ii) as otherwise agreed in writing by the parties (collectively, “Transaction Expenses”). Furthermore, service providers for the parties who have outstanding invoices for services shall be paid by Holdco any fees, costs and expenses described in (a) through (e) above on or prior to the Closing Date. If the Mergers are not consummated, then all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses. Notwithstanding the foregoing, all fees and costs incurred by Spieth or its Affiliates in connection with the Exchange Financing shall be borne by Spieth.

Section 7.12 Indemnification and Insurance.

(a) For six years after the Effective Time, Holdco shall indemnify and hold harmless and advance expenses to, to the greatest extent permitted by law, the individuals who at or prior to the Effective Time were officers and directors of NAM, Fowler or their respective Subsidiaries with respect to all acts or omissions by them in their capacities as such or taken at the request of Spieth, Holdco, NAM, Fowler or any of their respective Subsidiaries at any time prior to the Effective Time. Holdco will honor all indemnification agreements, expense advancement and exculpation provisions with the indemnitees identified in the preceding sentence (including under Holdco’s, NAM’s or Fowler’s certificate of incorporation or by-laws) in effect as of the date hereof in accordance with the terms thereof. Each of Holdco, NAM and Fowler has disclosed to the other parties all such indemnification agreements prior to the date hereof.

(b) For a period of six years after the Effective Time, Holdco shall cause to be maintained officers’ and directors’ liability insurance covering all officers and directors of Holdco, NAM and Fowler who are, or at any time prior to the Effective Time were, covered by Holdco’s, NAM’s or Fowler’s existing officers’ and directors’ liability insurance policies on terms substantially no less advantageous to such persons than such existing insurance, provided that Holdco shall not be required to pay annual premiums in excess of 300% of the last annual premium paid by Fowler prior to the date of this Agreement (the amount of which premium is set forth in

Section 7.12 of the Fowler Disclosure Letter), but in such case shall purchase as much coverage as reasonably practicable for such amount.

(c) The rights of each person identified in Section 7.12(a) shall be in addition to any other rights such person may have under the certificate of incorporation or bylaws of NAM, Fowler or any of their respective Subsidiaries, under Applicable Law or otherwise. The provisions of this Section 7.12 shall survive the consummation of the Mergers and expressly are intended to benefit each such person.

(d) In the event Holdco or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then proper provision shall be made so that the successors and assigns of Holdco shall assume the obligations set forth in this Section 7.12.

(e) Each person identified in Section 7.12(a) is an intended third-party beneficiary of the provisions of this Section 7.12 and shall be entitled to enforce all rights provided hereunder and shall be entitled to reimbursement for any costs incurred in such enforcement, including legal fees and expenses.

Section 7.13 Antitakeover Statutes. If any Takeover Statute is or may become applicable to the transactions contemplated hereby, each of the parties hereto and the members of its Board of Directors shall grant such approvals and take such actions as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of any Takeover Statute on any of the transactions contemplated by this Agreement.

Section 7.14 Notification. Each party shall give to the others prompt notice of (i) any representation or warranty made by it or contained in this Agreement becoming untrue or inaccurate in any material respect and (ii) the failure by it to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

Section 7.15 Long Term Incentive Plan. Prior to the Closing Date, Holdco shall approve and adopt a management long term incentive plan, the proposed form and terms of which shall be prepared and determined by Spieth and Fowler.

Section 7.16 Holdco Board of Directors; Executive Officers. Prior to the Closing, each party hereto will take all action necessary to cause (a) the persons listed on Section 7.16(a) of each of the NAM Disclosure Letter and the Fowler Disclosure Letter to be the directors of Holdco and (b) the persons listed on Section 7.16(b) of the NAM Disclosure Letter to serve as officers of Holdco in the office set forth opposite such person’s name, in each case, from and after the Effective Time, until their successors shall be elected and qualified or their earlier death, resignation or removal in accordance with the Holdco Charter and the Holdco Bylaws. The terms of employment, compensation and benefits of the executive officers of Holdco will be determined by the persons listed on Section 7.16(a) of each of the NAM Disclosure Letter and the Fowler Disclosure Letter.

Section 7.17 Treatment of Fowler Registration Rights Agreement. Prior to the Effective Time, Spieth, Fowler and Holdco shall use commercially reasonable efforts to cause the termination of that certain Registration Rights Agreement, dated April 13, 2017, by and among Fowler and certain holders of Fowler Common Stock identified therein (the “Fowler Registration Rights Agreement”), which efforts shall include negotiating in good faith to enter into a replacement consolidated registration rights agreement among Holdco and the holders of Fowler Common Stock that are party to the Fowler Registration Rights Agreement.

Section 7.18 Treatment of Fowler Convertible PIK Notes.

(a) Prior to the Effective Time, Fowler shall cause the aggregate principal amount (which amount, for the avoidance of doubt, shall include amounts payable in respect of PIK interest on such principal amount) of the

Fowler Convertible PIK Notes outstanding at such time that is not held by Ascribe Capital LLC or its Affiliates (“Ascribe”) and Solace Capital Partners, L.P. or its Affiliates (“Solace”) to convert into shares of Fowler Common Stock in accordance with Article 14 of the Fowler Indenture.

(b) Immediately prior to the Fowler Record Date, in accordance with the Exchange and Contribution Agreement, dated as of the date hereof, among Fowler, Holdco, Ascribe and Solace, the form of which is attached hereto as Exhibit 7.18 (the “Fowler Exchange and Contribution Agreement”), Ascribe and Solace shall exchange (the “Fowler PIK Exchange”) the Exchange Notes for the Exchange Shares. The terms “Exchange Notes” and “Exchange Shares” have the meanings set forth in the Fowler Exchange and Contribution Agreement.

(c) Effective as of immediately prior to the Effective Time, in accordance with the Fowler Exchange and Contribution Agreement, Ascribe and Solace shall contribute the Contribution Notes to Holdco and Holdco shall issue the Contribution Shares to Ascribe and Solace. The terms “Contribution Notes” and “Contribution Shares” have the meanings set forth in the Fowler Exchange and Contribution Agreement (the “Fowler PIK Contribution”).

Section 7.19 Treatment of Fowler Term Loan Agreement. Immediately prior to the Effective Time, the portion of the aggregate principal amount outstanding under the Fowler Term Loan Agreement that is held by Ascribe and Solace as of the date of this Agreement, together with accrued interest thereon, shall be exchanged (the “Fowler Term Loan Contribution”) pursuant to the terms and conditions of the Fowler Exchange and Contribution Agreement, for shares of mandatory convertible preferred stock of Holdco, the principal terms of which are set out on Exhibit 7.19 (the “Terms of Holdco Convertible Preferred Stock”). After giving effect to transactions contemplated by the Fowler Term Loan Contribution, the balance of the aggregate principal amount outstanding under the Fowler Term Loan Agreement, together with accrued interest thereon, shall be paid in full by Holdco at the Effective Time.

Section 7.20 Financing.

(a) Subject to the terms and conditions of this Agreement, Spieth shall use its reasonable best efforts to take, or cause to be taken, all actions, and do, or cause to be done, all things necessary, proper or advisable to obtain and consummate the ABL Financing on terms and conditions described in the Commitment Letter (including any “market flex” provisions applicable thereto), including using reasonable best efforts to (i) negotiate definitive agreements (such definitive agreements being referred to as the “Financing Agreements”) with respect thereto on the terms and conditions contained in the Commitment Letter (including any “market flex” provisions applicable thereto) in all material respects, or, if available, on other terms more favorable (taken as a whole) to Holdco, (ii) satisfy on a timely basis or obtain the waiver of all conditions applicable to Holdco and the other parties in the Commitment Letter, (iii) maintain in full force and effect the Commitment Letter and the Fee Letters in accordance with the respective terms thereof (including paying, as the same shall become due and payable, all fees and other amounts that become due and payable under the Commitment Letter and the Fee Letters to the extent constituting a condition precedent to the funding of the ABL Financing under the Commitment Letter); provided that amendments, supplements and other modifications to the Commitment Letter and the Fee Letters that could not reasonably be expected to (A) delay or make less likely the funding of the ABL Financing (or satisfaction of the conditions to the ABL Financing), (B) adversely affect the ability of the parties to timely consummate the Mergers and the other transactions contemplated by this Agreement or (C) adversely impact the ability of Spieth or Holdco to enforce its rights against the agents, arrangers, lenders and other entities that have committed to provide or arrange or otherwise entered into agreements in connection with all or any part of the Financing (the “Financing Sources”), shall be permitted, and (iv) take such actions as are reasonably necessary to enforce Spieth’s rights under the Commitment Letter in the event of a breach by the Financing Sources that could reasonably be expected to (A) delay or make less likely the funding of the Financing (or satisfaction of the conditions to the ABL Financing), (B) adversely impact the ability of Spieth, Fowler or Holdco to enforce its rights against the Financing Sources or (C) adversely affect the ability of the parties to timely consummate the Mergers and the other transactions contemplated by this Agreement.

(b) In the event that all conditions in the Commitment Letter (other than conditions that by their nature will not be satisfied until the Closing, but subject to the satisfaction or waiver of such conditions) have been satisfied or waived, Spieth shall take, or cause to be taken, all actions necessary to cause the Financing Sources to fund the ABL Financing, in amounts no less than, in the aggregate, (A) the amount required to repay or refinance any and all debt under the Fowler Revolving Loan Agreement in connection with the transactions contemplated hereby and (B) all fees and expenses required to be paid in connection therewith.

(c) Upon the request by Fowler, until the Effective Time, Spieth, shall keep Fowler informed on a reasonably current basis and in reasonable detail regarding the status of the ABL Financing. Without limiting the generality of the foregoing, until the Effective Time, Spieth shall notify Fowler promptly, and in any event within one (1) business day after it becomes aware thereof, of (i) any termination of the Commitment Letter or the entry into of any Financing Agreement, (ii) any breach or default by any party to the Commitment Letter or any Financing Agreement of which Spieth becomes aware, or (iii) the receipt of any written notice or other written communication (other than negotiations of the Financing Agreements) from any Financing Source with respect to any breach, default, termination or repudiation by any party to the Commitment Letter or any Financing Agreement. Spieth will promptly provide Fowler with copies of (i) upon request therefor, then-current drafts and (ii) once available, final versions of definitive Financing Agreements.

(d) In addition, subject to the terms and conditions of this Agreement, Spieth shall use its reasonable best efforts to take, or cause to be taken, all actions, and do, or cause to be done, all things necessary, proper or advisable to obtain and consummate the Exchange Financing.

(e) In the event that any portion of the ABL Financing becomes unavailable on the terms and conditions (including any “flex provisions”) contemplated in the Commitment Letter, regardless of the reason therefor, Spieth will (i) as promptly as practicable following the occurrence of such event, use its reasonable best efforts to obtain alternative debt financing (the “Alternative ABL Financing”) in an amount sufficient, when taken together with any then-available ABL Financing pursuant to any then-existing Commitment Letter, to consummate the transactions contemplated by this Agreement and to pay related fees and expenses earned, due and payable as of the Closing Date on terms not less favorable (taken as a whole) to Holdco than those contained in the Financing Letters that the Alternative ABL Financing would replace (taking into account any “flex provisions”) from the same or other sources and which do not include any incremental conditionality to the consummation of such Alternative ABL Financing that are materially more onerous to Holdco and its Subsidiaries than the conditions set forth in the Commitment Letter in effect as of the date hereof and (ii) promptly notify each other party of such unavailability and the reason therefor.

Section 7.21 Financing Cooperation.

(a) From the date hereof until the Closing (or the earlier termination of this Agreement pursuant to Article IX), subject to the limitations set forth in this Agreement, each of Spieth, NAM and Fowler shall cooperate, and shall use their reasonable best efforts to cause their respective Subsidiaries (and use their reasonable best efforts to cause each of their respective officers, directors, affiliates and agents) to cooperate, with Holdco and with each other, as reasonably requested, to arrange and consummate the ABL Financing and the Exchange Financing. Such cooperation will include:

(i) using reasonable best efforts to make officers of appropriate seniority available, with appropriate advance notice and at times and locations reasonably acceptable to the applicable party for participation in bank meetings, additional bank calls during normal business hours at times to be mutually agreed, due diligence sessions during normal business hours at times to be mutually agreed, reasonable assistance in the preparation of confidential information memoranda and similar customary documents as may be reasonably requested by any Financing Source for all or any portion of the ABL Financing;

(ii) furnishing the Financing Sources with copies of such historical financial data with respect to the NAM Business or Fowler, as applicable, and their respective Subsidiaries, which is prepared by the NAM

Business or Fowler (or their respective Subsidiaries), as applicable, in the ordinary course of business, and other financial data or other pertinent information as may be required to be delivered to satisfy a condition precedent under the Commitment Letter and is customarily required for the arrangement and syndication of debt financings similar to the ABL Financing or is required pursuant to the Commitment Letter;

(iii) assisting with the preparation of appropriate and customary materials relating to the NAM Business or Fowler, as applicable, and their respective Subsidiaries, for rating agency presentations and meetings, offering documents, marketing materials, bank information memoranda, lender presentations, investor presentations and similar documents, in each case, reasonably requested by the Financing Sources in connection with the ABL Financing and, in each case, with respect to information relating to the NAM Business or Fowler, as applicable, and their respective Subsidiaries;

(iv) providing at least five days prior to Closing all documentation and other information reasonably requested by the Financing Sources at least ten days prior to Closing under applicable “know your customer,” anti-money laundering rules and regulations and the USA PATRIOT Act of 2001;

(v) providing reasonable and customary authorization letters, confirmations and undertakings to the Financing Sources authorizing the distribution of information relating to the NAM Business or Fowler, as applicable, and their respective Subsidiaries, to prospective lenders (including with respect to presence or absence of material non-public information and accuracy of the information contained therein) and subject to customary confidentiality provisions;

(vi) assisting with the preparation of any credit agreement, indenture, pledge and security documents (including any intercreditor agreement), perfection certificates, hedging agreements, or other definitive financing documents or other documents related to the ABL Financing and the Exchange Financing; provided, that no obligation of Holdco or its Subsidiaries (including Fowler and its Subsidiaries) under any such document or agreement shall be effective until the Closing;

(vii) facilitating the pledging of collateral owned by Holdco or its Subsidiaries; provided, that no pledge shall be effective until the Closing; and

(viii) assisting in the preparation of the pro forma financial statements and projections required in connection with the ABL Financing; and

(ix) (A) allowing the usual and customary use of the logos of the parties in connection with the ABL Financing (provided such logos shall be used solely in a manner that is not intended or reasonably likely to harm, disparage or otherwise adversely affect the reputation or goodwill of such party) and (B) in connection with the Closing, allowing the placement of customary advertisements in financial and other newspapers and periodicals or on a home page or similar place for dissemination of customary information on the Internet or worldwide web as the Financing Sources may choose, and circulate similar promotional materials in the form of a “tombstone” or otherwise describing aspects of the transactions contemplated hereby and the ABL Financing.

(b) Notwithstanding anything to the contrary contained in this Agreement (including this Section 7.21):

(i) nothing in this Agreement (including this Section 7.21) shall require any such cooperation to the extent that it would: (A) require any party or any of their respective Subsidiaries to pay any commitment or other fees, reimburse any expenses or otherwise incur any liabilities or give any indemnities prior to the Closing that will not be paid, reimbursed, incurred or given by Holdco following the Closing; (B) materially interfere with the ongoing business or operations of Spieth, the NAM Business, Fowler or any of their respective Subsidiaries, (C) require any party or any of their respective Subsidiaries to enter into any agreement or other document effective prior to the Closing (other than authorization letters, confirmations and undertakings described in Section 7.21(a)(iv) or Section 7.21(a)(v)) or agree to any change or modification of any existing agreement that would be effective prior to the Closing (other than customary authorization letters); (D) require, prior to the Effective Time, any party or any of their respective Subsidiaries or any of their respective boards of directors (or equivalent bodies) to approve or authorize the

ABL Financing; (E) require any action that would conflict with or violate the Organizational Documents of any party or any of its Subsidiaries or any material laws, or orders or result in the contravention of, or that would reasonably be expected to result in a violation or breach of, or default under, any NAM Material Contract or Fowler Material Contract, as applicable; (F) cause any director, officer, employee or stockholder of any party or any of their respective Subsidiaries to incur any personal liability; or (G) provide access to or disclose information that would jeopardize any attorney-client or work product privilege; provided that in such circumstances, the party in possession of such information shall provide a reasonable description of such information and shall cooperate in good faith to design and implement alternative disclosure arrangements to enable to evaluate such information, in each case without resulting in any attorney-client privilege or work-product privilege being jeopardized; or (H) require the NAM Business, Fowler or any of their respective Subsidiaries to prepare separate financial statements for any Subsidiary thereof, or change any fiscal period; and

(ii) no action, liability or obligation (including any obligation to pay any commitment or other fees or reimburse any expenses) of any party or their respective Subsidiaries, or any of their respective representatives under any certificate, agreement, arrangement, document or instrument relating to the ABL Financing (other than with respect to customary authorization letters) shall be effective until the Closing.

(c) Following the Closing, Holdco shall indemnify and hold harmless Spieth, NAM, Fowler and their respective Subsidiaries (other than with respect to any of the following that result from information furnished by such party or their respective Subsidiaries) against any claim, loss, damage, injury, liability, judgment, award, penalty, fine, cost (including cost of investigation), reasonable and documented out-of-pocket expenses (including reasonable and documented out-of-pocket fees and expenses of counsel and third-party accountants) or settlement payment incurred as a result of such cooperation or the ABL Financing and any information used in connection therewith; provided however, that the foregoing indemnification and hold harmless shall not apply to Spieth, NAM or Fowler, as applicable, in the case of any item arising from the willful misconduct or gross negligence of such party or any of its Subsidiaries or their respective affiliates or representatives. All non-public or other confidential information provided by any party, and its affiliates and representatives pursuant to this Section 7.21 shall be subject to customary confidentiality agreements in accordance with Section 7.06.

Section 7.22 Stockholders and Registration Rights Agreement. At the Closing, Spieth, Holdco and certain stockholders of Holdco shall enter into a Stockholders and Registration Rights Agreement containing the terms set forth on Exhibit 7.22 (the “Stockholders and Registration Rights Agreement”).

Section 7.23 Transition Services Agreement; Transition Services.

(a) As promptly as reasonably practicable following the date hereof, but in any event no later than the Closing Date, NAM, Fowler and Holdco shall negotiate in good faith and execute a Transition Services Agreement in substantially the form attached hereto as Exhibit 7.23(a) (the “Transition Services Agreement”).

(b) Between the date of this Agreement and the Closing Date, Spieth, Fowler and Holdco shall, in accordance with mutually acceptable guidelines and procedures and in all events in accordance with Applicable Laws and internal policies: (i) designate certain persons to serve as members of one or more (as agreed by Spieth, Fowler and Holdco) transition teams with representatives of all parties and cause such persons to devote time to joint transition matters, including periodic meetings to discuss planning and implementation of transition plans, and (ii) reasonably cooperate with the other parties to assist in the formulation of a mutually agreed comprehensive joint transition plan in furtherance of the transactions contemplated by the Transition Services Agreement (it being understood that, in the preparation of such transition plan, each of Spieth, NAM, Fowler and Holdco shall allocate sufficient personnel, reasonably cooperate, and cause the members of the transition team or teams to negotiate in good faith).

Section 7.24 Tax Matters.

(a) Notwithstanding anything herein to the contrary, none of NAM, Fowler or Holdco shall (and each of NAM, Fowler and Holdco shall cause their respective Subsidiaries not to) take, or omit to take, any action (taking into account any obligations of the parties under the Stockholders and Registration Rights Agreement) that could reasonably be expected to prevent or impede the Intended Tax Treatment. Both prior to and following the Effective Time, NAM, Fowler and Holdco shall use their reasonable best efforts, and shall cause their respective Subsidiaries to use their reasonable best efforts, to take or cause to be taken any action necessary for the Intended Tax Treatment to apply, including by reasonably refraining from any action that such party knows, or could reasonably be expected to know, is reasonably likely to prevent or impede the Intended Tax Treatment.

(b) Each of Spieth, NAM, Fowler and Holdco shall use its reasonable best efforts, and shall cooperate with the other, to obtain any tax opinions required to be filed with the SEC in connection with the filing of the Form S-4 and the opinions described in Section 8.02(b) and Section 8.03(b), including by (i) delivering or causing to be delivered to Fried, Frank, Harris, Shriver & Jacobson LLP & Latham & Watkins LLP tax representation letters in substantially the forms set forth in Exhibits 8.02(b)(i), 8.02(b)(ii), 8.02(b)(iii) and 8.03(b), respectively, dated and executed as of the date the Form S-4 shall have been declared effective by the SEC or such other date(s) as determined necessary by such counsel in connection with the filing of the Form S-4 or its exhibits, and (ii) delivering to Fried, Frank, Harris, Shriver & Jacobson LLP & Latham & Watkins LLP, dated and executed as of the dates of the opinions described in Section 8.02(b) and Section 8.03(b), tax representation letters in substantially the forms set forth in Exhibits 8.02(b)(i), 8.02(b)(ii), 8.02(b)(iii) and 8.03(b), respectively.

(c) Each of Spieth, NAM, Fowler and Holdco shall report the Mergers, the Fowler Term Loan Contribution and the Fowler PIK Contribution in accordance with the Intended Tax Treatment and shall not take any inconsistent position on any Return, in any audit or administrative or court proceeding, or otherwise, unless required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

Section 7.25 Further Actions.

(a) Except as otherwise expressly provided in this Agreement, the parties shall, and shall cause their respective Affiliates to, use their respective reasonable best efforts to take, or cause to be taken, all appropriate action, to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under Applicable Laws to execute and deliver the Transaction Agreements and such other documents as may be required to carry out the provisions of this Agreement and to consummate and make effective the transactions contemplated hereby and thereby. As promptly as reasonably practicable after the date hereof, Spieth, SESI, Spieth-NAM, NAM, New Spieth and SWS, on the one hand, and Fowler, on the other hand, shall negotiate in good faith for the execution and delivery of the Separation Agreement incorporating, and substantially on, the terms and conditions set forth in the Terms of Separation Agreement and such other terms as are reasonably acceptable to Spieth and Fowler. None of the parties thereto shall terminate or assign the Separation Agreement, amend or otherwise modify any provision of the Separation Agreement or any Exhibit, Annex or Schedule thereto, or waive compliance with any of the agreements or conditions contained in the Separation Agreement, in each case without the prior written consent of Fowler, and any consent, approval, authorization or similar action to be taken by Spieth or NAM under the Separation Agreement shall be subject to the prior written consent of Fowler. Spieth and NAM shall keep Fowler reasonably informed of the status of the Reorganization, including Spieth and NAM’s progress in obtaining any necessary third-party consents or approvals of Governmental Authorities, and shall consult with Fowler regarding the terms of any arrangements established pursuant to the Separation Agreement.

(b) Subject to the applicable terms of the Separation Agreement, from time to time after the Closing, without additional consideration, each party shall, and shall cause its Affiliates to, execute and deliver such further instruments and take such other action as may be necessary or is reasonably requested by another party to make effective the transactions contemplated hereby.

Section 7.26 Preservation of A/C and W/P Privileges. The parties hereto acknowledge and agree that the information of each party (and with respect to Fowler, the Committee of independent members of the Board of Directors of Fowler) that is protected by the attorney-client, work product or other privilege in connection with the transactions set forth herein (“Privileged Company Communications and Work Product”) is not being transferred to Holdco or the Surviving Entities, or any of their respective affiliates pursuant to the transactions contemplated by this Agreement. The attorney-client privilege and the expectation of client confidence with respect to the transactions set forth herein belong exclusively to the parties (and, as applicable, such committee of independent members of the Board of Directors of Fowler) as in existence prior to the Mergers and, without limitation, do not belong to the any of the Surviving Entities or any of their respective Affiliates. Each party, on its own behalf and on behalf of its Affiliates, agrees not to, at any time after the Closing, waive or assert waiver or ownership of, or cause any of its respective Affiliates to waive or assert waiver or ownership of, any attorney-client, work product or other privilege with respect to the Privileged Company Communications and Work Product.

Section 7.27 Exchange Ratio Adjustments. Not less than five (5) business days prior to the Closing, (i) Fowler shall provide to Spieth its calculation, certified by its Chief Financial Officer, as to whether a Fowler Exchange Ratio Adjustment Event has occurred, and (ii) Spieth shall provide to Fowler its calculation, certified by its Chief Financial Officer, as to the amount of NAM Net Debt, in each case together with supporting documentation setting forth in reasonable detail its calculations with respect thereto (such certifications, together with such supporting documentation, the “Fowler Net Debt Certificate” and the “NAM Net Debt Certificate”, respectively). Each of Spieth and Fowler shall cooperate with the other in connection with the review of such documentation and calculations.

ARTICLE VIII.

CONDITIONS PRECEDENT

Section 8.01 Conditions to Each Party’s Obligation to Effect the Mergers. The respective obligation of each party to effect the Mergers shall be subject to the fulfillment or waiver (subject to Applicable Laws) at or prior to the Closing Date of the following conditions:

(a) Fowler Stockholder Approval shall have been obtained;

(b) Any waiting period applicable to the consummation of the Mergers under the HSR Act shall have expired or been terminated.

(c) None of the parties hereto shall be subject to any decree, order or injunction of a U.S. court of competent jurisdiction or any Governmental Order issued by a Governmental Authority that prohibits or enjoins the consummation of either or both Mergers, the transactions contemplated thereunder, or the Reorganization.

(d) The Form S-4 shall have become effective and no stop order with respect thereto shall be in effect and no proceeding for that purpose shall be pending before the SEC.

(e) Spieth shall have obtained relief (whether by waiver, amendment, consent, termination or otherwise) from the applicable provisions of the Spieth Credit Agreement, to the Mergers and the other transactions contemplated by this Agreement, except where the failure to obtain relief shall not have had and shall not be reasonably likely to have a Holdco Material Adverse Effect after the Mergers.

(f) The Exchange Financing shall have been consummated or shall be consummated at or substantially concurrently with the Closing on the terms set forth in Exhibit 8.01(f) and otherwise on terms substantially as set forth in the description of the Holdco Bonds attached as Annex A to Exhibit 8.01(f) (the “Exchange Financing Offering Document”).

(g) The ABL Financing shall have been consummated, or shall be consummated substantially contemporaneously with, the Closing, substantially on the terms set forth in the Financing Letters, and Holdco shall have, at the Closing and giving effect to the consummation of the transactions contemplated by the Transaction Agreements, Availability (as defined in the Financing Letters as in effect on the date of this Agreement) of not less than $40.0 million, or Alternative ABL Financing that is consistent with Section 7.20 hereof and otherwise acceptable to each of Spieth and Fowler in its sole discretion shall have been consummated; provided that for purposes of the foregoing, Availability shall not be reduced by any borrowing of the ABL Financing on the Closing Date to fund fees in accordance with the terms of the Fee Letter.

(h) The Boards of Directors of Spieth, Holdco and Fowler shall have received opinions from an appraisal firm of national standing, in form and substance satisfactory and addressed to the Board of Directors of Spieth, the Board of Directors of Holdco, and the Board of Directors of Fowler to the effect that, immediately following the Effective Time, and after giving effect to the transactions contemplated hereby and by the other Transaction Agreements, each of Spieth and Holdco will be Solvent.

Section 8.02 Conditions to Obligation of Fowler to Effect the Mergers. The obligation of Fowler to effect the Mergers shall be subject to the fulfillment or waiver at or prior to the Closing Date of the following conditions:

(a) (i) Spieth and NAM shall have performed, in all material respects, their respective covenants and agreements contained in this Agreement and the other Transaction Agreements that are required to be performed by them on or prior to the Closing Date, (ii) (A) the representations and warranties of Spieth and NAM set forth in the first sentence of Section 6.01, in Section 6.02, Section 6.07, Section 6.08(c), Section 6.09(f), and Section 6.19 shall be true and correct in all material respects as of the Closing Date as though such representations and warranties had been made on and as of the Closing Date, and (B) all other representations and warranties of Spieth and NAM set forth in Article VI shall be true and correct (disregarding any qualification by “material”, “materiality”, “NAM Material Adverse Effect”, or words of similar import contained therein) as of the Closing Date as though such representations and warranties had been made on and as of the Closing Date (except to the extent such representations and warranties are, by their terms, made as of a specific date, in which case such representations and warranties shall be true and correct as of such date), except for such failures to be true and correct as have not had, and are not reasonably likely to have, individually or in the aggregate, a NAM Material Adverse Effect, and (iii) Fowler shall have received a certificate of each of Spieth and NAM, executed on each of their behalf by their respective Chief Executive Officer or Chief Financial Officer, dated as of the Closing Date, certifying the matters set forth in clauses (i) and (ii) above.

(b) Fowler shall have received the written opinion of Fried, Frank, Harris, Shriver & Jacobson LLP, counsel to Fowler, in form and substance reasonably satisfactory to Fowler and dated the Closing Date, to the effect that for U.S. federal income tax purposes, the Mergers, the Fowler Term Loan Contribution and the Fowler PIK Contribution will together qualify as a transaction described in Section 351 of the Code. Such counsel shall be entitled to rely upon customary assumptions, and on representations, warranties, and covenants from each of Ascribe, Solace, NAM, Fowler and Holdco (or any other relevant persons), in each case, in form and substance reasonably satisfactory to such counsel, including tax representation letters in substantially the forms set forth in Exhibits 8.02(b)(i), 8.02(b)(ii), 8.02(b)(iii) and 8.03(b). Each such representation letter shall be dated as of the date of such opinion.

(c) At any time after the date of this Agreement, there shall not have occurred and be continuing as of the Closing Date any change, event, occurrence, state of facts or development that individually or in the aggregate has had or is reasonably likely to have a NAM Material Adverse Effect.

(d) The Reorganization shall have been consummated in all material respects in accordance with the terms and conditions of the Separation Agreement, without the amendment, modification or waiver of any term or condition thereof (other than amendments and waivers consented to in writing by Fowler).

(e) NAM Net Debt as certified in the NAM Net Debt Certificate shall not be greater than $230.0 million.

Section 8.03 Conditions to Obligation of Spieth and NAM to Effect the Mergers. The obligations of Spieth and NAM to effect the Mergers shall be subject to the fulfillment or waiver at or prior to the Closing Date of the following conditions:

(a) (i) Fowler shall have performed, in all material respects, its covenants and agreements contained in this Agreement and the other Transaction Agreements required to be performed by it on or prior to the Closing Date, (ii) (A) the representations and warranties of Fowler set forth in the first sentence of Section 5.01, in Section 5.02, Section 5.07(c), and Section 5.18 shall be true and correct in all material respect as of the Closing Date as though such representations and warranties had been made on and as of the Closing Date, and (B) all other representations and warranties of Fowler set forth in Article V shall be true and correct (disregarding any qualification by “material”, “materiality”, “Fowler Material Adverse Effect”, or words of similar import contained therein) as of the Closing Date as though such representations and warranties had been made on and as of the Closing Date (except to the extent such representations and warranties are, by their terms, made as of a specific date, in which case such representations and warranties shall be true and correct as of such date), except for such failures to be true and correct as have not had, and are not reasonably likely to have, individually or in the aggregate, a Fowler Material Adverse Effect, and (iii) NAM shall have received a certificate of Fowler, executed on its behalf by its Chief Executive Officer or Chief Financial Officer, dated as of the Closing Date, certifying the matters set forth in clauses (i) and (ii) above.

(b) Spieth and NAM shall have received the written opinion of Latham & Watkins LLP, as counsel to NAM, in form and substance reasonably satisfactory to Spieth and NAM and dated the Closing Date, to the effect that for U.S. federal income tax purposes, the Mergers, the Fowler Term Loan Contribution and the Fowler PIK Contribution will together qualify as a transaction described in Section 351 of the Code. Such counsel shall be entitled to rely upon customary assumptions, and on representations, warranties, and covenants from each of Ascribe, Solace, NAM, Fowler and Holdco (or any other relevant persons), in each case, in form and substance reasonably satisfactory to such counsel, including tax representation letters in substantially the forms set forth in Exhibits 8.02(b)(i), 8.02(b)(ii), 8.02(b)(iii), and 8.03(b). Each such representation letter shall be dated as of the date of such opinion.

(c) At any time after the date of this Agreement, there shall not have occurred and be continuing as of the Closing Date any change, event, occurrence, state of facts or development that individually or in the aggregate has had or is reasonably likely to have a Fowler Material Adverse Effect.

(d) Each of the Fowler PIK Exchange, the Fowler PIK Contribution and the Fowler Term Loan Contribution shall have been consummated in all material respects in accordance with the applicable terms and conditions of the Fowler Exchange and Contribution Agreement, which shall not have been amended, modified or waived in any material respect (other than amendments, modifications or waivers consented to in writing by Spieth).

(e) Fowler Net Debt as certified in the Fowler Net Debt Certificate shall not be greater than $5,000,000.

ARTICLE IX.

TERMINATION

Section 9.01 Termination by Mutual Consent. This Agreement may be terminated, and the Mergers may be abandoned, at any time prior to the Effective Time, whether before or after Fowler Stockholder Approval has been obtained, by the mutual written consent of Spieth, NAM and Fowler, through action of their respective Boards of Directors.

Section 9.02 Termination by Spieth and NAM or Fowler. This Agreement may be terminated at any time prior to the Effective Time, whether before or after Fowler Stockholder Approval has been obtained, by action of the Boards of Directors of Spieth and NAM or the Board of Directors of Fowler if:

(a) the Mergers shall not have been consummated by May 31, 2020 (the “Termination Date”); provided, however, that the right to terminate this Agreement pursuant to this clause (a) shall not be available to any party whose failure to perform or observe in any material respect any of its obligations under this Agreement in any manner shall have been the cause of, or resulted in, the failure of either Merger to occur on or before such date;

(b) a U.S. federal, state or non-U.S. court of competent jurisdiction or U.S. federal, state or non-U.S. Governmental Authority, regulatory or administrative agency or commission shall have issued an injunction, Governmental Order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and nonappealable; provided, however, that the party seeking to terminate this Agreement pursuant to this clause (b) shall have complied with Section 7.05 and, with respect to other matters not covered by Section 7.05, shall have used its reasonable best efforts to remove such injunction, Governmental Order, decree, ruling, or other action; or

(c) a meeting of stockholders of Fowler for the purpose of obtaining Fowler Stockholder Approval shall have been held and such approval shall not have been obtained upon a vote taken thereon.

Section 9.03 Termination by Fowler. This Agreement may be terminated at any time prior to the Effective Time by action of the Board of Directors of Fowler if Spieth or NAM shall have breached any representation or warranty or failed to perform any covenant or agreement set forth in this Agreement or any representation or warranty of Spieth or NAM shall have become untrue, in any case such that the conditions set forth in Section 8.02(a) would not be satisfied (assuming for purposes of this Section 9.03 that the references in Section 8.02(a) to “Closing Date” mean the date of termination pursuant to this Section 9.03), and such breach shall not be curable, or, if curable, shall not have been cured within 30 days after written notice of such breach is given to Spieth and NAM by Fowler; provided, however, that Fowler may not terminate this Agreement under this Section 9.03 if it is then in breach of any representation, warranty, covenant or agreement set forth in this Agreement such that NAM would then be entitled to terminate this Agreement under Section 9.04(a) (without giving effect to the applicable proviso in Section 9.04(a)).

Section 9.04 Termination by Spieth and NAM. This Agreement may be terminated at any time prior to the Effective Time by action of the Boards of Directors of Spieth and NAM if:

(a) Fowler shall have breached any representation or warranty or failed to perform any covenant or agreement set forth in this Agreement or any representation or warranty of Fowler shall have become untrue, in either case such that the conditions set forth in Section 8.03(a) would not be satisfied (assuming for purposes of this Section 9.04(a) that the references in Section 8.03(a) to “Closing Date” mean the date of termination pursuant to this Section 9.04(a)), and such breach shall not be curable, or, if curable, shall not have been cured within 30 days after written notice of such breach is given to Fowler by Spieth and NAM; provided, however, that Spieth and NAM may not terminate this Agreement under this Section 9.04(a) if either of them is then in breach of any representation, warranty, covenant or agreement set forth in this Agreement such that Fowler would then be entitled to terminate this Agreement under Section 9.03 (without giving effect to the applicable proviso in Section 9.03) or any Designated Stockholder is in material breach of its obligations under the applicable Voting Agreement and such breach shall not be curable, or, if curable, shall not have been cured within 30 days after written notice of such breach is given to the Designated Stockholders and Fowler by Spieth and NAM;

(b) a Fowler Adverse Recommendation Change shall have occurred; or

(c) any Designated Stockholder fails to execute and deliver to NAM the applicable Voting Agreement within one business day following the execution of this Agreement.

Section 9.05 Effect of Termination.

(a) In the event that this Agreement is terminated by Spieth and NAM pursuant to Section 9.04(a) and at the time of such termination, all of the conditions set forth in Section 8.01 and Section 8.02 have been satisfied or waived (other than (x) one or more of the conditions set forth in Section 8.01(e), Section 8.01(f) and Section 8.01(g) and (y) conditions (other than one or more of the conditions referred to in clause (x)) that by their terms are to be satisfied at the Closing and which are, at the time of termination of this Agreement, capable of being satisfied if the Closing were to occur at such time), then Fowler shall be obligated to pay to Spieth, within five (5) business days following such termination, a fee equal to $1.0 million.

(b) In the event that this Agreement is terminated (i) by Spieth, NAM or Fowler pursuant to Section 9.02(a) or (ii) by Fowler pursuant to Section 9.03 and, in the case of (i) or (ii), at the time of such termination, all of the conditions set forth in Section 8.01 and Section 8.03 have been satisfied or waived (other than conditions that by their terms are to be satisfied at the Closing and which are, at the time of termination of this Agreement, capable of being satisfied if the Closing were to occur at such time), then Spieth shall be obligated to pay to Fowler, within five (5) business days following such termination, a fee equal to $3.0 million; provided, however, that, in the event that this Agreement is terminated (x) by Spieth, NAM or Fowler pursuant to Section 9.02(a) or (y) by Fowler pursuant to Section 9.03 and, in the case of (x) or (y), at the time of such termination, all of the conditions set forth in Section 8.01 and Section 8.03 have been satisfied or waived (other than (1) one or more of the conditions set forth in Section 8.01(e), Section 8.01(f) and Section 8.01(g) and (2) conditions (other than one or more of the conditions referred to in clause (1)) that by their terms are to be satisfied at the Closing and which are, at the time of termination of this Agreement, capable of being satisfied if the Closing were to occur at such time), then Spieth shall be obligated to pay to Fowler, within five (5) business days following such termination (i) a fee equal to $5.0 million plus (ii) an amount equal to all amounts that are or become due and payable by Fowler pursuant to the Financing Letters as a result of the termination of this Agreement.

(c) In the event that this Agreement is terminated by (i) Spieth and NAM pursuant to Section 9.04(b) or (ii) by Spieth and NAM pursuant to Section 9.02(c) and, in the case of (i) or (ii), (x) no NAM Material Adverse Effect shall have occurred after the date of this Agreement and be continuing at the time of the Fowler Adverse Recommendation Change or at the time of the meeting of stockholders of Fowler for the purpose of obtaining Fowler Stockholder Approval, as the case may be, and (y) at the time of such termination, in the case of a termination pursuant to Section 9.04(b), or at the time of the meeting of stockholders of Fowler, in the case of a termination pursuant to Section 9.02(c), a proposal for a Fowler Alternative Transaction shall have been publicly announced or publicly disclosed and, in each case, not withdrawn, then Fowler shall be obligated to pay to Spieth, within five (5) business days following such termination, a fee equal to $1.0 million.

(d) Each party acknowledges and agrees that the agreements contained in this Section 9.05 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the other parties hereto would not enter into this Agreement; accordingly, if Spieth or Fowler fails promptly to pay the amount due pursuant to this Section 9.05, and, in order to obtain such payment, the other party commences a suit that results in a judgment for a fee payable pursuant to this Section 9.05, such party shall also reimburse the other party’s costs and expenses (including attorneys’ fees and expenses) in connection with such suit, together with interest on the amount of such fee from the date such payment was required to be made until the date of payment at the prime rate of Citibank, N.A. in effect on the date such payment was required to be made. Any payment to be made under this Section 9.05 shall be made by wire transfer of same-day funds.

(e) In the event of termination of this Agreement and the abandonment of the Mergers pursuant to this Article IX, all obligations of the parties hereto shall terminate, except the obligations of the parties pursuant to this Section 9.05, the last sentence of Section 7.06 and Section 7.11 and except for the provisions of Sections 10.02, 10.03, 10.04, 10.06, 10.08, 10.09, 10.11, 10.12, 10.13 and 10.14, provided that nothing herein shall relieve any party from any liability for any willful and material breach by such party of any of its representations, warranties, covenants or agreements set forth in this Agreement and all rights and remedies of the nonbreaching party under this Agreement, at law or in equity, shall be preserved. The Confidentiality Agreement shall survive any termination of this Agreement, and the provisions of such Confidentiality Agreement shall apply to all information and material delivered by any party hereunder.

(f) Each party agrees that in no event shall it be entitled to seek or obtain any recovery or judgment in excess of the fees described in Section 9.05(a), Section 9.05(b) or Section 9.05(c), as applicable, against the Financing Sources, including for any type of damage relating to this Agreement or the transactions contemplated hereby, whether at law or in equity, in contract, in tort or otherwise.

Section 9.06 Extension; Waiver. At any time prior to the Effective Time, each party may by action taken by its Board of Directors, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

ARTICLE X.

GENERAL PROVISIONS

Section 10.01 Nonsurvival of Representations, Warranties and Agreements. All representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall not survive the Mergers; provided, however, that the agreements contained in Article IV and in Sections 3.01, 3.02, 7.11, 7.12, 7.15, 7.16, 7.20, 7.22, 7.23, 7.24, 7.25 and 7.26 and this Article X shall survive the Mergers. After a representation and warranty has terminated and expired, no claim for damages or other relief may be made or prosecuted through litigation or otherwise by any person who would have been entitled to that relief on the basis of that representation and warranty prior to its termination and expiration. The Confidentiality Agreement shall survive any termination of this Agreement, and the provisions of the Confidentiality Agreement shall apply to all information and material delivered by any party hereunder.

Section 10.02 Notices. Except as otherwise provided herein, any notice required to be given hereunder shall be sufficient if in writing and sent by electronic mail transmission, courier service (with proof of service) or hand delivery, addressed as follows:

(a)	if to Spieth and NAM at:

Superior Energy Services, Inc.

1001 Louisiana Street, Suite 2900

Houston, Texas 77002

Attention: William B. Masters, General Counsel

Email: Bill.Masters@superiorenergy.com

with a copy, which will not constitute notice for purposes hereof, to:

Latham & Watkins LLP

811 Main St.

Suite 3700

Houston, Texas 77002

Attention: Ryan Maierson; John Greer

Email: Ryan.Maierson@lw.com; John.Greer@lw.com

(b)	if to Fowler at:

Forbes Energy Services Ltd.

3000 South Business Highway 281 Alice, Texas 78332

Attention: John E. Crisp; L. Melvin Cooper

Email: jcrisp@forbesenergyservices.com; mcooper@forbesenergyservices.com with a copy, which will not constitute notice for purposes hereof, to:

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza

New York, NY 10004

Attention: Warren S. de Wied

Email: warren.de.wied@friedfrank.com

or to such other address as any party shall specify by written notice so given, and such notice shall be deemed to have been delivered as of the date so telecommunicated or personally delivered.

Section 10.03 Assignment; Binding Effect; Benefit. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of and be enforceable by the parties hereto and their respective permitted successors and assigns. Notwithstanding anything contained in this Agreement to the contrary, except for the provisions of Section 7.12, Section 10.05(b) and Section 10.15 nothing in this Agreement, expressed or implied, is intended to confer on any person other than the parties hereto or their respective heirs, successors, executors, administrators and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement.

Section 10.04 Entire Agreement. This Agreement, the exhibits to this Agreement, the NAM Disclosure Letter, the Fowler Disclosure Letter, the Confidentiality Agreement, and the Transaction Agreements and any other documents delivered by the parties in connection herewith or therewith constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect thereto.

Section 10.05 Amendments.

(a) This Agreement may be amended by the parties hereto, by action taken or authorized by their Boards of Directors, at any time before or after approval of matters presented in connection with the Mergers by the stockholders of Fowler, but after any such stockholder approval, no amendment shall be made which by law requires the further approval of stockholders without obtaining such further approval. To be effective, any amendment or modification hereto must be in a written document each party has executed and delivered to the other parties.

(b) Notwithstanding anything to the contrary contained in this Agreement, Section 9.04, Section 10.05 and Section 10.15 (and any other provisions of this Agreement to the extent a modification thereof would affect the substance of any of the foregoing) may not be amended, supplemented, waived or terminated in a manner that is materially adverse to the Financing Sources without the prior written consent of the Financing Sources party to the Commitment Letter.

Section 10.06 Governing Law; Waiver of Jury Trial. This Agreement and the rights and obligations of the parties hereto shall be governed by and construed and enforced in accordance with the laws of the State of Delaware without regard to the conflicts of law provisions thereof that would cause the laws of any other jurisdiction to apply. EACH PARTY HEREBY IRREVOCABLY WAIVES, TO THE FULLEST

EXTENT PERMITTED BY LAW, ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED UPON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 10.07 Counterparts. This Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument. Each counterpart may consist of a number of copies hereof each signed by less than all, but together signed by all of the parties hereto.

Section 10.08 Headings. Headings of the Articles and Sections of this Agreement are for the convenience of the parties only and shall be given no substantive or interpretative effect whatsoever.

Section 10.09 Interpretation. In this Agreement, unless the context otherwise requires, words describing the singular number shall include the plural and vice versa, words denoting any gender shall include all genders, and words denoting natural persons shall include corporations, limited liability companies and partnerships and vice versa.

Section 10.10 Waivers. Except as provided in this Agreement, no action taken pursuant to this Agreement, including any investigation by or on behalf of any party, or delay or omission in the exercise of any right, power or remedy accruing to any party as a result of any breach or default hereunder by any other party shall be deemed to impair any such right power or remedy, nor will it be deemed to constitute a waiver by the party taking such action of compliance with any representations, warranties, covenants or agreements contained in this Agreement. The waiver by any party hereto of a breach of any provision hereunder shall not operate or be construed as a waiver of any prior or subsequent breach of the same or any other provision hereunder.

Section 10.11 Incorporation of Disclosure Letters and Exhibits. The NAM Disclosure Letter and the Fowler Disclosure Letter and all exhibits attached hereto and referred to herein are hereby incorporated herein and made a part hereof for all purposes as if fully set forth herein.

Section 10.12 Severability. If any provision of this Agreement is invalid, illegal or unenforceable, that provision will, to the extent possible, be modified in such a manner as to be valid, legal and enforceable but so as to retain most nearly the intent of the parties as expressed herein, and if such a modification is not possible, that provision will be severed from this Agreement, and in either case the validity, legality and enforceability of the remaining provisions of this Agreement will not in any way be affected or impaired thereby. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

Section 10.13 Enforcement of Agreement. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with its specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at law or in equity.

Section 10.14 Consent to Jurisdiction and Venue. Each of the parties hereto (i) consents to submit itself to the personal jurisdiction of the Delaware Court of Chancery or any federal court located in the State of Delaware in the event any dispute arises out of this Agreement or any of the transactions contemplated herein, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (iii) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated herein in any court other than the Delaware Court of Chancery or any federal court sitting in the State of Delaware.

Section 10.15 Financing Sources. Notwithstanding anything in this Agreement to the contrary, each of the parties: (a) agrees that all actions (whether in law or in equity and whether in tort, contract or otherwise) that may be based upon, arise out of or relate to this Agreement, the ABL Financing or any of the agreements (including the Commitment Letter) entered into in connection with the ABL Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder against the Financing Sources shall be subject to the exclusive jurisdiction of any federal court in the Borough of Manhattan, New York, New York and any appellate court thereof and each party irrevocably submits itself and its property with respect to any such action to the exclusive jurisdiction of such court, and such action (except to the extent relating to the interpretation of any provisions in this Agreement (including any provision in the Commitment Letter or in any definitive documentation related to the ABL Financing that expressly specifies that the interpretation of such provisions shall be governed by and construed in accordance with the law of the State of Delaware)) shall be governed by the laws of the State of New York, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws, (b) agrees not to bring or support or permit any of its controlled Affiliates to bring or support any action (whether in law or in equity and whether in tort, contract or otherwise) that may be based upon, arise out of or relate to this Agreement, the ABL Financing or any of the agreements (including the Commitment Letter) entered into in connection with the ABL Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder against any Financing Source in any forum other than any federal court in the Borough of Manhattan, New York, New York, (c) irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action in any such court, (d) IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY ACTION BROUGHT AGAINST THE FINANCING SOURCES DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT, THE ABL FINANCING, THE COMMITMENT LETTER OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY OR THE PERFORMANCE OF ANY SERVICES THEREUNDER, (e) agrees that the Financing Sources are express third-party beneficiaries of, and may enforce, any of the provisions in this Agreement reflecting the foregoing agreements in this Section 10.15 and the provisions of Section 10.05(b) (and any other provisions of this Agreement to the extent a modification thereof would affect the substance of any of the foregoing) and (f) under no circumstances shall any party to this Agreement be entitled to recovery from any Financing Source any consequential, indirect, punitive, exemplary or special damages arising out of or relating to the transactions contemplated by this Agreement or the ABL Financing.

Section 10.16 Definitions. For purposes of this Agreement:

“Affiliate” means, with respect to any specified Person, any other Person directly or indirectly controlling, controlled by, or under common control with such specified Person. For purposes of determining whether a Person is an Affiliate, the term “control” shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of securities, contract or otherwise.

“Alternative Fowler Transaction” means any transaction involving a merger, consolidation, business combination, exchange or tender offer, binding share exchange, joint venture, voluntary dissolution, scheme of arrangement or similar transaction whereby any Person acquires, directly or indirectly, all or substantially all of the consolidated assets or businesses of Fowler and its Subsidiaries.

“Cash” means, with respect to any specified Person, the aggregate of all cash and cash equivalents including (i) all deposited but uncleared bank deposits, checks, drafts and wire transfers and (ii) investments in marketable securities of such specified Person to the extent convertible to cash within 90 days, net of all issued but uncleared checks, drafts and wire transfers.

“Dissenting Shares” means shares of Fowler Common Stock that are outstanding immediately prior to the Effective Time as to which the holder thereof shall have properly complied in all respects with the provisions of Section 262 of the DGCL as to appraisal rights.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“Exchange Financing” means the exchange of no less than $250 million of Spieth’s outstanding 7.125% Senior Notes due 2021 for $250 million of new Holdco Bonds, on the terms set forth in Exhibit 8.01(f).

“Fowler Benefit Plans” means all employee benefit plans and other benefit arrangements, including all “employee benefit plans” as defined in Section 3(3) of ERISA, whether or not U.S.-based plans, and all other material employee benefit, bonus, incentive, deferred compensation, stock option (or other equity-based), severance, employment, change in control, welfare (including post-retirement medical and life insurance) and fringe benefit plans, practices or agreements, whether or not subject to ERISA or U.S.-based and whether written or oral, sponsored, maintained or contributed to or required to be contributed to by Fowler or any of its Subsidiaries or ERISA Affiliates or to which Fowler or any of its Subsidiaries or ERISA Affiliates is a party or is required to provide benefits under Applicable Laws. Fowler has made available to NAM true and complete copies of the Fowler Benefit Plans and, if applicable, the most recent trust agreements, Forms 5500, summary plan descriptions, funding statements, annual reports, actuarial reports and Internal Revenue Service determination or opinion letters for each such plan.

“Fowler Common Exchange Ratio” means, for each share of Fowler Outstanding Common Stock, a fraction of a share of Holdco Common Stock equal to the result (rounded to four decimal places) obtained by dividing the aggregate number of shares of Holdco Common Stock issued at the Effective Time in respect of the Fowler Outstanding Common Stock by the number of shares of Fowler Outstanding Common Stock.

“Fowler Exchange Ratio” means a percentage equal to thirty five percent (35%), as adjusted pursuant to Section 4.03.

“Fowler Exchange Ratio Adjustment Event” means that Fowler Net Debt as of immediately prior to the Closing exceeds the Fowler Target Net Debt.

“Fowler Indenture” means the Indenture governing the Fowler Convertible PIK Notes, dated as of March 4, 2019, by and between Fowler and Wilmington Trust, National Association, as trustee.

“Fowler Material Adverse Effect” means a Material Adverse Effect with respect to Fowler.

“Fowler Net Debt” means (x) the aggregate amount of Indebtedness outstanding under the Fowler Revolving Credit Agreement as of immediately prior to the Closing minus (y) the aggregate amount of Cash of Fowler and its Subsidiaries as of immediately prior to the Closing; provided, however, that any increase in Indebtedness or decrease in Cash of Fowler and its Subsidiaries after the date of this Agreement and prior to the Closing resulting from accrual or the payment of any Transaction Expense shall be disregarded for purposes of the calculation of Fowler Net Debt.

“Fowler Outstanding Common Stock” means the shares of Fowler Common Stock issued and outstanding immediately prior to the Mergers, including shares of Fowler Common Stock issuable in respect of Fowler Equity Awards (but, for the avoidance of doubt, excluding shares of Fowler Common Stock to be canceled without payment of any consideration therefor pursuant to Section 4.01(c), shares of Fowler Common Stock issued upon conversion of Fowler Convertible PIK Notes and Exchange Shares).

“Fowler Revolving Loan Agreement” means the Revolving Loan Agreement, dated November 16, 2018, by and among Fowler and certain of its subsidiaries, as borrowers, the lenders party thereto and Regions Bank, as administrative agent and collateral agent, as amended, restated, supplemented or otherwise modified prior to or following the date hereof and any successor or replacement loan agreement.

“Fowler Superior Proposal” means any bona fide proposal or offer from any person for an Alternative Fowler Transaction, which the Board of Directors of Fowler or a committee thereof determines in good faith

(after consultation with a financial advisor of nationally recognized reputation) to be (i) more favorable to the securityholders (including, for the avoidance of doubt, holders of Indebtedness of Fowler) from a financial point of view than the Fowler Merger (taking into account all the terms and conditions of such proposal and this Agreement (including any changes to the financial terms of this Agreement proposed by Spieth and NAM in response to such offer or otherwise)) and (ii) reasonably capable of being financed and completed, taking into account all financial, legal, regulatory, timing and other aspects of such proposal. For purposes of this definition, the term “person” shall include any group within the meaning of Section 13(d) of the Exchange Act.

“Fowler Takeover Proposal” means any inquiry, proposal or offer from any person relating to, or that could reasonably be expected to lead to, any direct or indirect acquisition or purchase, in one transaction or a series of transactions, of assets or businesses that constitute 20% or more of the revenues, net income or the assets of Fowler and its Subsidiaries, taken as a whole, or 20% or more of any class of equity securities of Fowler or any of its “significant subsidiaries” (as that term is defined in Item 1.02(w) of Regulation S-X), any tender offer or exchange offer that if consummated would result in any person beneficially owning 20% or more of any class of equity securities of Fowler or any of its significant subsidiaries, or any merger, consolidation, business combination, recapitalization, liquidation, dissolution, joint venture, binding share exchange or similar transaction involving Fowler or any of its Subsidiaries pursuant to which any person or the stockholders of any person would own 20% or more of any class of equity securities of Fowler or any of its significant subsidiaries or of any resulting parent company of Fowler, other than the transactions contemplated by this Agreement. For purposes of this definition, the term “person” shall include any group within the meaning of Section 13(d) of the Exchange Act.

“Fowler Target Net Debt” means an amount of Fowler Net Debt equal to $3,000,000.

“Fowler Term Loan Agreement” means the Loan and Security Agreement, dated as of April 13, 2017, by and among Fowler, Forbes Energy Services LLC, Forbes Energy International, LLC, TX Energy Services, LLC, C.C. Forbes, LLC, Cretic Energy Services, LLC, Wilmington Trust, National Association, and the lenders party thereto from time to time, as amended, restated, supplemented or otherwise modified prior to the date hereof.

“Governmental Authority” means any multinational, foreign, domestic, federal, territorial, state or local governmental authority, quasi-governmental authority, instrumentality, court, government or self-regulatory organization, commission, arbitral panel, tribunal or organization or any regulatory, administrative or other agency, or any political or other subdivision, department or branch of any of the foregoing.

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

“Holdco Bonds” means the senior secured lien notes of Holdco issued pursuant to the Exchange Financing.

“Indebtedness” of any person as of any date means, without duplication, (i) the principal, accrued and unpaid interest, breakage costs, prepayment and redemption premiums and penalties, unpaid fees and other monetary obligations in respect of (A) outstanding indebtedness and liabilities of such person for borrowed money and (B) outstanding indebtedness evidenced by notes, debentures, bonds or other similar instruments for which such person is responsible; (ii) all outstanding liabilities of such person for the deferred purchase price of property or services (but excluding current trade accounts payable incurred in the ordinary course of business consistent with past practice, deferred revenues and any accrued liabilities); (iii) all outstanding liabilities of such person under any interest rate or currency swap transaction, cap, collar or other hedging arrangements (whether interest rate or otherwise) (valued at the termination cost thereof); (iv) all outstanding liabilities of such person for purchase money debt and the reimbursement of any obligor on any letter of credit; (v) all liabilities of such person to pay rent or other amounts under any lease of (or other arrangement conveying the right to use) real or personal property which obligation has been, or is required to be, classified and accounted for as a capital lease on such person’s financial statements; (vi) all liabilities of such person and its consolidated Subsidiaries in respect of deferred compensation, accrued bonuses and vacation, post retirement welfare benefits, unfunded or underfunded pensions and/or accrued severance payable to any current or former employee, officer, director or independent contractor of such person and its consolidated Subsidiaries; and (vii) all liabilities of any other person of the type specified in any of the foregoing clauses, the payment or collection of which has been, directly or indirectly, guaranteed by such person or which such person has agreed (contingently or otherwise) to purchase or otherwise acquire or in respect of which it has otherwise assured a creditor against loss.

“Intended Tax Treatment” means the qualification of the Mergers, the Fowler Term Loan Contribution and the Fowler PIK Contribution together as a transaction described in Section 351 of the Code.

“Material Adverse Effect” means, with respect to any party, any change, effect, event, occurrence, state of facts or development that individually or in the aggregate with all other changes, effects, events, occurrences, states of facts or developments has or is reasonably likely to have a material adverse effect on the business, results of operations or financial condition of such party and its Subsidiaries, taken as a whole; provided, however, that any change, effect, event, occurrence, state of facts or development arising from or related to (i) conditions affecting the economy generally or the industries or markets in which such party and its Subsidiaries operates, or seasonal fluctuations in the business of such party and its Subsidiaries, (ii) any national, international, foreign political or social conditions, including the engagement by the United States or another government in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence in any place of any military or terrorist attack or event, including the escalation or worsening of any of the foregoing, (iii) changes in the financial, debt, credit, capital, banking or securities markets (including any disruption thereof and any decline in the price of any security or any market index), or changes in interest, currency or exchange rates or the price of any commodity, security or market index, (iv) any changes in the market price or trading volume of any securities or indebtedness of such party or any of its Subsidiaries, (v) any changes or prospective changes arising after the date hereof in GAAP (or the interpretation or application thereof), (vi) any changes or prospective changes arising after the date hereof in any Applicable Laws (or the interpretation or enforcement thereof), (vii) the impact of the public announcement, negotiation, execution or existence of this Agreement and the transactions contemplated hereby, including the impact thereof on the relationships, contractual or otherwise, of such party or any of its Subsidiaries with officers, employees, customers, suppliers or partners, provided, that no effect shall be given to this clause (vii) for purposes of any representation or warranty which expressly addresses the effect of the execution of the Agreement or the consummation of the transactions contemplated hereby, (viii) any failure by such party in and of itself to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period on or after the date of this Agreement or changes in the credit rating of any party or any of its Subsidiaries (it being understood that the underlying cause or causes of any such failure or change that are not otherwise excluded from this definition of Material Adverse Effect may be taken into account in determining whether there has been a Material Adverse Effect), (ix) the existence or occurrence of any force majeure events, including any hurricane, tornado, flood, earthquake, tsunami, tropical storm, fire, natural disaster, acts of God or other comparable events, (x) the taking of any action required to be taken by such party or its Subsidiaries pursuant to this Agreement, or the failure to take any action expressly restricted by this Agreement or (xi) any action taken or not taken at the specific written request of the other party and not otherwise required to be taken by this Agreement, in each case, shall not be taken into account in determining whether a “Material Adverse Effect” has occurred; provided that, with respect to a matter described in any of the foregoing clauses (i), (ii), (iii), (iv), (v), (vi) or (ix) such matter shall only be excluded to the extent such matter does not have a disproportionate effect on such party and its Subsidiaries, taken as a whole, relative to other comparable entities operating in the industries in which such party and its Subsidiaries operate.

“NAM Benefit Plans” means all employee benefit plans and other benefit arrangements, including all “employee benefit plans” as defined in Section 3(3) of ERISA, whether or not U.S.-based plans, and all other material employee benefit, bonus, incentive, deferred compensation, stock option (or other equity-based), severance, employment, change in control, welfare (including post-retirement medical and life insurance) and fringe benefit plans, practices or agreements, whether or not subject to ERISA or U.S.-based and whether written or oral, sponsored, maintained or contributed to or required to be contributed to by Spieth on behalf of NAM or by NAM or any of its Subsidiaries or to which Spieth on behalf of NAM or NAM or any of its Subsidiaries is a party or is required to provide benefits under Applicable Laws. Spieth and NAM have made available to Fowler true and complete copies of such NAM Benefit Plans and, if applicable, the most recent trust agreements, Forms 5500, summary plan descriptions, funding statements, annual reports, actuarial reports and Internal Revenue Service determination or opinion letters for each such plan.

“NAM Business” means U.S. service rig, coiled tubing, wireline, flowback, fluid management and accommodations service lines.

“NAM Exchange Ratio” means a percentage equal to sixty five percent (65%).

“NAM Material Adverse Effect” means a Material Adverse Effect with respect to NAM.

“NAM Net Debt” means (x) the aggregate amount of Indebtedness of NAM and its Subsidiaries outstanding as of immediately prior to the Closing minus (y) the aggregate amount of Cash of NAM and its Subsidiaries as of immediately prior to the Closing; provided, however, that any increase in Indebtedness or decrease in Cash of NAM and its Subsidiaries after the date of this Agreement and prior to the Closing resulting from the accrual or payment of any Transaction Expense shall be disregarded for purposes of the calculation of NAM Net Debt.

“Organizational Documents” means (a) with respect to a corporation, the charter, articles or certificate of incorporation, as applicable, and bylaws thereof, (b) with respect to a limited liability company, the certificate of formation or organization, as applicable, and the operating or limited liability company agreement thereof, (c) with respect to a partnership (general or limited), the certificate of formation or partnership and the partnership agreement, and (d) with respect to any other person the organizational, constituent and/or governing documents and/or instruments of such person.

“Permitted Liens” shall mean Liens for taxes not yet due and payable; statutory Liens of lessors; Liens of carriers, warehousemen, repairmen, mechanics and materialmen arising by operation of law in the ordinary course of business; Liens incurred in the ordinary course of business that secure obligations not yet due and payable; Liens securing indebtedness of NAM and its Subsidiaries or Fowler and its Subsidiaries outstanding as of the date of this Agreement or incurred in accordance with Section 7.01 hereof and Liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security.

“Person” means an individual, a corporation, a general partnership, a limited partnership, a limited liability company, a limited liability partnership, a joint venture, an association, a trust or any other entity or organization, including a Governmental Authority.

“Reimbursement Side Letter” means that certain letter agreement, dated as of the date hereof, by and between Spieth and Fowler.

“Return” means any return, report, statement, claim for refund, or information return filed or required to be filed with any Governmental Authority relating to taxes, including any schedule or attachment thereto and any amendment thereof.

“Separation Agreement” has the meaning set forth in the Recitals.

“Solvent” when used with respect to any Person means that, as of any date of determination, (i) the dividend was lawful under the DGCL, (ii) the amount of the “present fair saleable value” of the assets of such Person will, as of such date, exceed the amount of all “liabilities of such Person, contingent or otherwise,” as of such date, as such quoted terms are generally determined in accordance with applicable federal laws governing determinations of the insolvency of debtors, (iii) the present fair saleable value of the assets of such Person will, as of such date, be greater than the amount that will be required to pay the liability of such Person on its debts as such debts become absolute and matured, (iv) such Person will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged; (v) such Person will be able to pay its liabilities, including contingent and other liabilities, as they mature and (vi) the aggregate of the property of such Person is, at a fair valuation, sufficient, or, if disposed of at a fairly conducted sale under legal process, would be sufficient, to enable payment of all its obligations, due and accruing due. For purposes of this definition, (a) “debt” means liability on a “claim,” and (b) “claim” means any (1) right to payment, whether or not such a right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured or (2) right to an equitable remedy for breach of performance if such breach gives rise to a right to payment, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured or unmatured, disputed, undisputed, secured or unsecured. For purposes of this definition, “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged” and “able to pay its liabilities, including contingent and other liabilities, as they mature” means that such Person will be able to generate enough cash from operations, asset dispositions or refinancing, or a combination thereof, to meet its obligations as they become due.

“Spieth Credit Agreement” means the Fifth Amended and Restated Credit Agreement, dated as of October 20, 2017, among SESI, Spieth, the guarantors party thereto, JPMorgan Chase Bank, N.A. and the lenders party thereto, as amended, restated, supplemented or otherwise modified prior to the date hereof.

“Subsidiary,” when used with respect to any party, means any corporation or other organization (including a limited liability company or a partnership), whether incorporated or unincorporated, of which such party directly or indirectly owns or controls more than 50% of the securities or other interests having by their terms ordinary voting power to elect more than 50% of the board of directors or others performing similar functions with respect to such corporation or other organization or any organization of which such party is a general partner or managing member.

“tax” or “taxes” means all net income, gross income, gross receipts, sales, use, ad valorem, transfer, accumulated earnings, personal holding company, excess profit, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, disability, capital stock or windfall profits taxes, customs duties or other taxes, fees, assessments or governmental charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts imposed by any taxing authority (U.S. or non-U.S.).

“to the knowledge of” and similar phrases relating to knowledge of Spieth and NAM or Fowler, as the case may be, means the collective knowledge, after reasonable investigation, of the individuals listed on Section 10.16 of the NAM Disclosure Letter or the Fowler Disclosure Letter, as the case may be.

“Transaction Agreements” means this Agreement, the Separation Agreement, the Voting Agreements, the Stockholders and Registration Rights Agreement, the Fowler Exchange and Contribution Agreement, the Reimbursement Side Letter, and the Transition Services Agreement, including, in each case, all exhibits, schedules, annexes and amendments thereto.

[Remainder of page intentionally left blank;

signature pages follow]

The parties have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

SUPERIOR ENERGY SERVICES, INC.

By:	/s/ Westervelt T. Ballard, Jr.
Name:	Westervelt T. Ballard, Jr.
Title:	Executive Vice President, Chief Financial Officer and Treasurer

NEW NAM, INC.

By:	/s/ Jennifer Phan
Name:	Jennifer Phan
Title:	Secretary

FORBES ENERGY SERVICES LTD.

By:	/s/ John E. Crisp
Name:	John E. Crisp
Title:	Chief Executive Officer

SPIETH NEWCO, INC.

By:	/s/ John E. Crisp
Name:	John E. Crisp
Title:	President

SPIETH MERGER SUB, INC.

By:	/s/ John E. Crisp
Name:	John E. Crisp
Title:	President

FOWLER MERGER SUB, INC.

By:	/s/ John E. Crisp
Name:	John E. Crisp
Title:	Chief Executive Officer

[Signature page to Agreement and Plan of Merger]

ANNEX B

PIPER JAFFRAY & CO.

December 17, 2019

Special Committee of the Board of Directors

Forbes Energy Services Ltd

300 South Business Highway 281

Alice, TX 78332

Members of the Special Committee:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of outstanding common stock, par value $0.01 per share (the “Company Common Stock”), of Forbes Energy Services Ltd (the “Company”), of the Fowler Common Exchange Ratio (as defined below) pursuant to a draft dated December 17, 2019 of the Agreement and Plan of Merger (the “Agreement”), to be entered into among Superior Energy Services, Inc., a Delaware corporation (“Superior”), New NAM, Inc., a Delaware corporation and wholly owned subsidiary of Superior (“NAM”), the Company, Spieth Newco, Inc., a Delaware corporation (the “Acquiror”), Spieth Merger Sub, Inc. (“NAM Merger Sub”), a newly formed wholly-owned subsidiary of the Acquiror, and Fowler Merger Sub, Inc. (“Fowler Merger Sub”), a newly formed wholly-owned subsidiary of the Acquiror. The Agreement provides for, among other things: (i) the contribution by Superior and its subsidiaries of their North American onshore oilfield services business and assets to NAM, (ii) the merger (the “Forbes Merger”) of Fowler Merger Sub with and into the Company, pursuant to which each outstanding share of Company Common Stock, other than Dissenting Shares (as defined in the Agreement) and shares of Company Common Stock held in treasury, owned by the Acquiror, or to be issued upon conversion of the Company’s 5.00% Subordinated Convertible PIK Notes due June 30, 2020 (the “Company PIK Notes”) will be converted into the right to receive approximately 0.004377 shares (the “Fowler Common Exchange Ratio”) of Class A common stock, par value $0.01 per share, of the Acquiror (the “Class A Acquiror Shares”), and (iii) the merger (the “NAM Merger,” and together with the Forbes Merger, the “Merger”) of NAM Merger Sub with and into NAM, pursuant to which each outstanding share of NAM common stock, par value $0.01 per share (the “NAM Common Stock”), will be converted into the right to receive a combination of Class A Acquiror Shares and Class B common stock, par value $0.01 per share, of the Acquiror equal to the NAM Exchange Ratio (as defined in the Agreement). The terms and conditions of the Merger are more fully set forth in the Agreement.

In arriving at our opinion, we have: (i) reviewed and analyzed the financial terms of a draft of the Agreement dated December 17, 2019; (ii) reviewed and analyzed certain financial and other data with respect to the Company and Superior which was publicly available, (iii) reviewed and analyzed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company, NAM and the Acquiror that were publicly available, as well as those that were furnished to us by the Company and Superior, including the analyses and forecasts of certain cost savings, operating efficiencies, revenue effects, strategic benefits and other synergies expected by managements of the Company and Superior to result from the Merger (the “Synergies”); (iv) conducted discussions with members of senior management and representatives of

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Forbes Energy Services Ltd

December 17, 2019

the Company and Superior concerning the matters described in clauses (ii) and (iii) above, as well as their respective businesses and prospects before and after giving effect to the Merger and the Synergies; (v) reviewed the current and historical reported prices and trading activity of Company Common Stock and similar information for certain other companies deemed by us to be comparable to the Company; (vi) compared the financial performance of the Company with that of certain other publicly-traded companies that we deemed relevant; (vii) reviewed the financial terms, to the extent publicly available, of certain business combination transactions that we deemed relevant; (viii) conducted a discounted cash flow analysis of the Company based on projections for the Company that were prepared by Company management; and (ix) conducted a discounted cash flow analysis of the Acquiror based on projections for the Acquiror that were prepared by Company and Superior management. In addition, we have conducted such other analyses, examinations and inquiries and considered such other financial, economic and market criteria as we have deemed necessary in arriving at our opinion.

We have relied upon and assumed, without assuming liability or responsibility for independent verification, the accuracy and completeness of all information that was publicly available or was furnished, or otherwise made available, to us or discussed with or reviewed by us. We have further relied upon the assurances of the management of the Company and Superior that the financial information provided has been prepared on a reasonable basis in accordance with industry practice, and that they are not aware of any information or facts that would make any information provided to us incomplete or misleading in any material respect. Without limiting the generality of the foregoing, for the purpose of this opinion, we have assumed that with respect to financial forecasts, estimates and other forward-looking information (including the Synergies) reviewed by us, that such information has been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments of the management of the Company and Superior as to the expected future results of operations and financial condition of the Company, NAM and the Acquiror, to which such financial forecasts, estimates and other forward-looking information (including the Synergies) relate. We express no opinion as to any such financial forecasts, estimates or forward-looking information (including the Synergies) or the assumptions on which they were based. We have further assumed that the Merger will qualify as a tax-free exchange for United States federal income tax purposes. We have relied, with your consent, on advice of the outside counsel and the independent accountants to the Company and Superior, and on the assumptions of the management of the Company and Superior, as to all accounting, legal, tax and financial reporting matters with respect to the Company, the Acquiror and the Agreement.

In arriving at our opinion, we have assumed that the executed Agreement will be in all material respects identical to the last draft reviewed by us. We have relied upon and assumed, without independent verification, that (i) the representations and warranties of all parties to the Agreement and all other related documents and instruments that are referred to therein are true and correct, (ii) each party to such agreements will fully and timely perform all of the covenants and agreements required to be performed by such party, (iii) the Merger will be consummated pursuant to the terms of the Agreement without amendments thereto, (iv) all conditions to the consummation of the Merger will be satisfied without waiver by any party of any conditions or obligations thereunder, and (v) there will be no adjustment of the Forbes Exchange Ratio or the NAM Exchange Ratio pursuant to the exchange ratio adjustment provisions of the Agreement. Additionally, we have assumed that all the necessary regulatory approvals and consents required for the Merger will be obtained in a manner that will not adversely affect the Company, the Acquiror or the contemplated benefits of the Merger.

In arriving at our opinion, we have not performed any appraisals or valuations of any specific assets or liabilities (fixed, contingent or other) of the Company, NAM or the Acquiror, and have not been furnished or provided with any such appraisals or valuations, nor have we evaluated the solvency of the Company, NAM or the Acquiror under any state or federal law relating to bankruptcy, insolvency or similar matters. The analyses performed by us in connection with this opinion were going concern analyses. We express no opinion regarding the liquidation

Forbes Energy Services Ltd

December 17, 2019

value of the Company, NAM, the Acquiror or any other entity. Without limiting the generality of the foregoing, we have undertaken no independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company, NAM, the Acquiror or any of their affiliates is a party or may be subject, and at the direction of the Company and with its consent, our opinion makes no assumption concerning, and therefore does not consider, the possible assertion of claims, outcomes or damages arising out of any such matters. We have also assumed that none of the Company, NAM or the Acquiror is party to any material pending transaction, including without limitation any financing, recapitalization, acquisition or merger, divestiture or spin-off, other than the Merger, the Reorganization (as defined in the Agreement), the ABL Financing (as defined in the Agreement), the Exchange Financing (as defined in the Agreement), the Fowler PIK Exchange (as defined in the Agreement), and the Fowler PIK Contribution (as defined in the Agreement). We have assumed that the Reorganization will occur prior to the closing of the Merger and will result in all of the assets, liabilities and operations of Superior’s NAM Business (as defined in the Agreement) being held by NAM and that NAM will possess all rights necessary to operate Superior’s NAM Business following closing of the Merger, except as expressly contemplated by the Agreement.

This opinion is necessarily based upon the information available to us and facts and circumstances as they exist and are subject to evaluation on the date hereof; events occurring after the date hereof could materially affect the assumptions used in preparing this opinion. We are not expressing any opinion herein as to the price at which shares of Company Common Stock or Class A Acquiror Shares may trade following announcement of the Merger or at any future time. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring after the date hereof and do not have any obligation to update, revise or reaffirm this opinion.

We have been engaged by the Special Committee of the Board of Directors of the Company to act as its financial advisor and we will receive a fee from the Company for providing our services, a portion of which is contingent upon the consummation of the Merger. We will also receive a fee for rendering this opinion. Our opinion fee is not contingent upon the consummation of the Merger or the conclusions reached in our opinion. The Company has also agreed to indemnify us against certain liabilities and reimburse us for certain expenses in connection with our services. In 2018, we acted as financial advisor to American Securities LLC in connection with its sale of one of its portfolio companies and received a fee in connection with this transaction. In 2018, we acted as comanager on a debt offering for Basic Energy Services, Inc. Ascribe Capital LLC is an affiliate of American Securities LLC and Basic Energy Services, Inc. and an affiliate of the Company. We may, in the future, provide financial advisory, financing, and other investment banking services to the Company, the Acquiror, or any of their respective affiliates, and receive fees in connection therewith. In the ordinary course of our business, we and our affiliates may actively trade securities of the Company and Superior for our own account or the account of our customers (including customers who or that may be affiliates of the Company or Superior) and, accordingly, may at any time hold a long or short position in such securities. We may also, in the future, provide investment banking and financial advisory services to the Company, Superior, the Acquiror or entities that are affiliated with the Company, Superior or the Acquiror, for which we would expect to receive compensation.

Consistent with applicable legal and regulatory requirements, Piper Jaffray has adopted policies and procedures to establish and maintain the independence of its Research Department and personnel. As a result, Piper Jaffray’s research analysts may hold opinions, make statements or recommendations, and/or publish research reports with respect to the Company and the Merger and other participants in the Merger that differ from the views of Piper Jaffray’s investment banking personnel.

This opinion is provided to the Special Committee of the Board of Directors of the Company in connection with its consideration of the Merger and is not intended to be and does not constitute a recommendation to any

Forbes Energy Services Ltd

December 17, 2019

stockholder of the Company as to how such stockholder should act or vote with respect to the Merger or any other matter. Except with respect to the use of this opinion in connection with the proxy statement/prospectus relating to the Merger in accordance with our engagement letter with the Company, this opinion shall not be disclosed, referred to, published or otherwise used (in whole or in part), nor shall any public references to us be made, without our prior written approval. This opinion has been approved for issuance by the Piper Jaffray Opinion Committee.

This opinion addresses solely the fairness, from a financial point of view, to holders of Company Common Stock (other than the Acquiror and its affiliates, holders of Dissenting Shares, the holders of the Company PIK Notes, parties to the Fowler Term Loan Agreement and other affiliates of the Company) as of the date of this opinion, of the proposed Fowler Common Exchange Ratio set forth in the Agreement and does not address any other terms or agreement relating to the Merger or any other terms of the Agreement. We were not requested to opine as to, and this opinion does not address, the basic business decision to proceed with or effect the Merger, the merits of the Merger relative to any alternative transaction or business strategy that may be available to the Company, the Acquiror’s ability to fund the merger consideration or working capital, any other terms contemplated by the Agreement or the fairness of the Merger to any other class of securities, creditor (including, but not limited to, holders of the Company PIK Notes or parties to the Fowler Term Loan Agreement (as defined in the Agreement)) or other constituency of the Company. Furthermore, we express no opinion with respect to the amount or nature of compensation to any officer, director or employee of any party to the Merger, or any class of such persons, relative to the Fowler Common Exchange Ratio to be received by holders of Company Common Stock in the Merger or with respect to the fairness of any such compensation. Without limiting the foregoing, we were not requested to opine as to, and this opinion does not address, the terms of: (i) the Reorganization or the Separation Agreement (as defined in the Agreement), (ii) the Exchange Financing, (iii) the ABL Financing, (iv) the Fowler PIK Exchange, the Fowler PIK Contribution, or the Fowler PIK Exchange and Contribution Agreement (as defined in the Agreement), (v) the Fowler Term Loan Contribution (as defined in the Agreement), (vi) the Transition Services Agreement (as defined in the Agreement), or (vii) the Stockholders and Registration Rights Agreement (as defined in the Agreement).

Based upon and subject to the foregoing and based upon such other factors as we consider relevant, it is our opinion that the Fowler Common Exchange Ratio is fair, from a financial point of view, to the holders of Company Common Stock (other than the Acquiror and its affiliates, holders of Dissenting Shares, the holders of the Company PIK Notes, parties to the Fowler Term Loan Agreement and other affiliates of the Company) as of the date hereof.

Sincerely,

PIPER JAFFRAY & CO.

Sanjiv Shah

Managing Director

Investment Banking

Annex C

SECTION 262 OF THE DGCL

[Section 262 of the General Corporation Law of the State of Delaware]

§ 262 Appraisal rights [For application of this section, see 79 Del. Laws, c. 72, § 22, 79 Del. Laws, c. 122, § 12 and 80 Del. Laws, c. 265, § 18]

(a)

Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b)

Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1)

Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2)

Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a.

Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b.

Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c.

Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d.

Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3)

In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4)

In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c)

Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d)

Appraisal rights shall be perfected as follows:

(1)

If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2)

If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e)

Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f)

Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g)

At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h)

After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i)

The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j)

The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k)

From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l)

The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

Annex A-1

Execution Version

AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER

THIS AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER (this “Amendment”) is made and entered into as of February 20, 2020, by and among Superior Energy Services, Inc., a Delaware corporation (“Spieth”), New NAM, Inc., a Delaware corporation (“NAM”), Forbes Energy Services Ltd., a Delaware corporation (“Fowler”), Spieth Newco, Inc., a Delaware corporation (“Holdco”), Spieth Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Holdco (“NAM Merger Sub”), and Fowler Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Holdco (“Fowler Merger Sub”). Capitalized terms used and not defined herein shall have the meanings given to such terms in the Merger Agreement (as defined below).

WHEREAS, Spieth, NAM, Fowler, Holdco, NAM Merger Sub and Fowler Merger Sub entered into that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of December 18, 2019, pursuant to which, among other things, NAM Merger Sub will merge with and into NAM, with NAM surviving such merger as a direct, wholly owned subsidiary of Holdco, and Fowler Merger Sub will merge with and into Fowler, with Fowler surviving such merger as a direct, wholly owned subsidiary of Holdco, all on the terms and subject to the conditions of the Merger Agreement;

WHEREAS, Section 10.05(a) of the Merger Agreement provides that the Merger Agreement may be amended by a written document executed by each party thereto; and

WHEREAS, the parties hereto desire to amend the terms of the Merger Agreement as set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained in this Amendment and in the Merger Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties agree as follows:

1. Exchange Financing.

(a) The Glossary of Defined Terms of the Merger Agreement is hereby amended by deleting the reference to “Exchange Financing Offering Document.”

(b) Section 8.01(f) of the Merger Agreement is hereby amended and restated in its entirety as follows:

“The Exchange Financing shall have been consummated or shall be consummated at or substantially concurrently with the Closing.”

(c) The definition of “Exchange Financing” set forth in 10.16 of the Merger Agreement is hereby amended and restated in its entirety as follows:

““Exchange Financing” means the exchange of SESI’s outstanding 7.125% Senior Notes due 2021 for new Holdco Bonds, pursuant to the terms and subject to the conditions (i) initially set forth or otherwise described in that certain Indenture, dated as of February 24, 2020, by and among SESI, the guarantors party thereto and UMB Bank, N.A., as trustee, and (ii) to be set forth in an indenture, to be dated as of the consummation of such exchange, by and among SESI, the guarantors party thereto and UMB Bank, N.A., as trustee, pursuant to the terms and subject to the conditions described in the Offering Memorandum under the caption “Description of the Newco Secured Notes.””

A-1

(d) The following definition is hereby added in alphabetical order to Section 10.16 of the Merger Agreement:

““Offering Memorandum” means SESI’s Offering Memorandum and Consent Solicitation Statement, dated January 6, 2020 (as amended by the press releases dated January 16, 2020, January 22, 2020, January 31, 2020, February 14, 2020, February 19, 2020 and February 20, 2020 issued by Spieth and Supplement No. 1 to the Offering Memorandum and Consent Solicitation dated January 31, 2020) relating to, among other things, SESI’s offer to exchange up to $635.0 million aggregate principal amount of SESI’s $800 million aggregate principal amount of outstanding 7.125% Senior Notes due 2021 for up to $635.0 million aggregate principal amount of its newly issued 7.125% Senior Notes due 2021.”

(e) Exhibit 8.01(f) to the Merger Agreement and all references thereto, including in the exhibits list following the Table of Contents, are hereby deleted in their entirety.

2. Terms of Separation Agreement. References to “$20 million” under the section titled “NAM Assets; Excluded Assets” of Exhibit 1.02 (Terms of Separation Agreement) to the Merger Agreement are hereby deleted in their entirety and replaced with “$13 million.”

3. Effect of Amendment. This Amendment shall form a part of the Merger Agreement for all purposes, and each party thereto and hereto shall be bound hereby. From and after the execution of this Amendment by the parties hereto, each reference in the Merger Agreement to “this Agreement,” “hereof,” “hereunder,” “herein,” “hereby” or words of like import referring to the Merger Agreement shall mean and be a reference to the Merger Agreement as amended by this Amendment.

4. Full Force and Effect. Except as expressly amended hereby, each term, provision, exhibit and schedule of the Merger Agreement is hereby ratified and confirmed and remain in full force and effect. This Amendment may not be amended except by an instrument in writing signed by the parties hereto.

5. Counterparts. This Amendment may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument. Each counterpart may consist of a number of copies hereof each signed by less than all, but together signed by all of the parties hereto.

6. Governing Law; Waiver of Jury Trial. This Amendment and the rights and obligations of the parties hereto shall be governed by and construed and enforced in accordance with the laws of the State of Delaware without regard to the conflicts of law provisions thereof that would cause the laws of any other jurisdiction to apply. EACH PARTY HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED UPON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AMENDMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

7. Additional Miscellaneous Terms. The provisions of Article X (General Provisions) of the Merger Agreement shall apply mutatis mutandis to this Amendment, and to the Merger Agreement as modified by this Amendment, taken together as a single agreement, reflecting the terms as modified hereby.

[Signature page follows]

A-1

IN WITNESS WHEREOF, the parties have caused this Amendment to be executed and delivered as of the date first above written.

SUPERIOR ENERGY SERVICES, INC.

By:	/s/ Westervelt T. Ballard, Jr.
Name:	Westervelt T. Ballard, Jr.
Title:	Executive Vice President, Chief Financial Officer and Treasurer

NEW NAM, INC.

By:	/s/ Jennifer Phan
Name:	Jennifer Phan
Title:	Secretary

FORBES ENERGY SERVICES LTD.

By:	/s/ John E. Crisp
Name:	John E. Crisp
Title:	Chief Executive Officer

SPIETH NEWCO, INC.

By:	/s/ John E. Crisp
Name:	John E. Crisp
Title:	Chief Executive Officer

SPIETH MERGER SUB, INC.

By:	/s/ John E. Crisp
Name:	John E. Crisp
Title:	Chief Executive Officer

FOWLER MERGER SUB, INC.

By:	/s/ John E. Crisp
Name:	John E. Crisp
Title:	Chief Executive Officer

[Signature page to Amendment No. 1 to Agreement and Plan of Merger]

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Indemnification of Directors and Officers.

Delaware General Corporation Law

Section 102(b)(7) of the Delaware General Corporation Law (the “DGCL”) permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for any of the following:

•	any breach of the director’s duty of loyalty to the corporation or its stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the DGCL; or

•	any transaction from which the director derived an improper personal benefit.

Under Section 145 of the DGCL, a corporation may indemnify any individual made a party or threatened to be made a party to any type of proceeding, other than an action by or in the right of the corporation, because he or she is or was an officer, director, employee or agent of the corporation or was serving at the request of the corporation as an officer, director, employee or agent of another corporation or entity against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such proceeding: (1) if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation; or (2) in the case of a criminal proceeding, he or she had no reasonable cause to believe that his or her conduct was unlawful. A corporation may indemnify any individual made a party or threatened to be made a party to any threatened, pending or completed action or suit brought by or in the right of the corporation because he or she was an officer, director, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other entity, against expenses actually and reasonably incurred in connection with such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, provided that such indemnification will be denied if the individual is found liable to the corporation unless, in such a case, the court determines the person is nonetheless entitled to indemnification for such expenses. A corporation must indemnify a present or former director or officer who successfully defends himself or herself in a proceeding to which he or she was a party because he or she was a director or officer of the corporation against expenses actually and reasonably incurred by him or her. Expenses incurred by a director or officer in defending civil or criminal proceedings may be paid by the corporation in advance of the final disposition of such proceedings upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the corporation. The Delaware law regarding indemnification and expense advancement is not exclusive of any other rights which may be granted by Arita’s amended and restated certificate of incorporation or by-laws, a vote of stockholders or disinterested directors, agreement or otherwise.

Under the DGCL, termination of any proceeding by conviction or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that such person is prohibited from being indemnified.

Arita’s Amended and Restated Certificate of Incorporation

Arita is a Delaware corporation. Arita’s amended and restated certificate of incorporation, which will become effective upon the consummation of the mergers, provides that a director of Arita will not be personally liable to Arita or its stockholders for breach of his or her fiduciary duty as a director, except for liability in the circumstances specified in Section 102(b)(7) of the DGCL. In addition, Arita’s amended and restated certificate of incorporation requires Arita to indemnify and advance expenses to any director or officer of Arita as provided in Arita’s amended and restated bylaws, which will also become effective upon the consummation of the mergers.

Arita’s Amended and Restated Bylaws

The amended and restated bylaws of Arita that will become effective upon the consummation of the mergers provide that Arita will indemnify to the fullest extent permitted by Delaware law, including the DGCL as described above, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed legal proceeding (whether or not an action by or in right of Arita), by reason of the fact that he or she is or was a director or officer of Arita, or, while serving as a director or officer of Arita, is or was serving at the request of Arita as a director, officer, employee or agent of another entity, or by reason of any action alleged to have been taken or omitted in such capacity against all expense, liability and loss (including attorneys’ fees) reasonably incurred or suffered. However, except with respect to certain proceedings to enforce rights to indemnification as described below, Arita will indemnify any such officer or director in connection with a proceeding initiated by that officer or director only if the proceeding was authorized by the Arita board of directors.

This right to indemnification also includes the right to be paid in advance expenses (including attorneys’ fees) incurred in defending any such proceeding to the fullest extent permitted by Delaware law. However, if the DGCL requires an advancement of expenses incurred by an officer or director in his or her capacity as such (and not in any other capacity in which service was or is rendered), Arita will advance expenses only upon delivery to Arita of an undertaking by or on behalf of the officer or director, to repay all amounts advanced if it is ultimately determined by final judicial decision from which there is no further right to appeal that the officer or director is not entitled to be indemnified for expenses incurred.

In any suit brought by an officer or director to enforce a right to indemnification or in any suit brought by Arita to recover an advancement of expenses pursuant to the terms of an undertaking, as described in the paragraph above, if the officer or director is successful, in whole or in part, he or she is entitled to be paid the expense of prosecuting or defending the suit.

The amended and restated bylaws of Arita further provide that Arita may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed proceeding, whether civil, criminal, administrative or investigative (whether or not an action by or in right of Arita) by reason of the fact that the person is or was an employee (other than an officer) or agent of Arita, or, while serving as an employee (other than an officer) or agent of Arita, is or was serving at the request of Arita as a director, officer, employee or agent of another entity, to the extent (i) permitted by Delaware law, and (ii) authorized in the sole discretion of the Chief Executive Officer of Arita and at least one other of the following officers of Arita: the President, the Chief Financial Officer, or the General Counsel. Arita may, to the extent permitted by Delaware law and authorized as described in (ii) of the preceding sentence, pay expenses (including attorneys’ fees) reasonably incurred by any employee or agent of Arita in defending any proceeding in advance of the final disposition, upon terms and conditions that the officer authorizing such expense advancement may determine in their sole discretion.

The rights and authority relating to indemnification conferred by the Arita bylaws are not exclusive of any other right that any person seeking indemnification or advancement of expenses from Arita may have or acquire.

Merger Agreement

Each of the parties to the merger agreement has agreed that, for six years after the consummation of the mergers, Arita shall indemnify and hold harmless and advance expenses to, to the greatest extent permitted by law, the individuals who at or prior to the consummation of the mergers were officers and directors of NAM,

Forbes or their respective subsidiaries with respect to all acts or omissions by them in their capacities as such or taken at the request of Superior, Arita, NAM, Forbes or any of their respective subsidiaries at any time prior to the consummation of the mergers. Arita will honor all indemnification agreements, expense advancement and exculpation provisions with the indemnitees identified in the preceding sentence (including under Arita’s, NAM’s or Forbes’ certificate of incorporation or by-laws) in effect as of December 18, 2019, the date of the execution of the merger agreement, in accordance with the terms thereof.

The merger agreement also provides that for a period of six years after the consummation of the mergers, Arita shall cause to be maintained officers’ and directors’ liability insurance covering all officers and directors of Arita, NAM and Forbes who are, or at any time prior to the consummation of the mergers were, covered by Arita’s, NAM’s or Forbes’ existing officers’ and directors’ liability insurance policies on terms substantially no less advantageous to such persons than such existing insurance, provided that Arita shall not be required to pay annual premiums in excess of 300% of the last annual premium paid by Fowler prior to December 18, 2019, the date of the execution of the merger agreement, but in such case shall purchase as much coverage as reasonably practicable for such amount.

The indemnification rights described above will be in addition to any other rights available under the certificate of incorporation or bylaws of NAM or Forbes or any of its subsidiaries, under applicable law or otherwise.

Item 21.	Exhibits and Financial Statement Schedules.

A list of exhibits filed as part of this prospectus is set forth on the Exhibit Index.

Item 22.	Undertakings.

The undersigned registrant hereby undertakes as follows:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(ii)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”).

(iii)

To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iv)

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in this registration statement.

(2)

That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)

That, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is included in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5)

That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(6)

That every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7)

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(8)

To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

EXHIBIT INDEX

Exhibit	Description of Exhibit
2.1#*	Agreement and Plan of Merger, dated December 18, 2019, by and among Superior Energy Services, Inc., New NAM, Inc., Forbes Energy Services Ltd., Arita Energy, Inc. (formerly known as Spieth Newco, Inc.), Spieth Merger Sub, Inc. and Fowler Merger Sub, Inc. (included as Annex A to this proxy statement/prospectus that forms a part of this Registration Statement on Form S-4).
2.2*	Amendment No. 1 to Agreement and Plan of Merger, dated February 20, 2020, by and among Superior Energy Services, Inc., New NAM, Inc., Forbes Energy Services Ltd., Arita Energy, Inc. (formerly known as Spieth Newco, Inc.), Spieth Merger Sub, Inc. and Fowler Merger Sub, Inc. (included as Annex A-1 to this proxy statement/prospectus that forms a part of this Registration Statement on Form S-4).

3.1*	Certificate of Incorporation of Arita Energy, Inc. (formerly known as Spieth Newco, Inc.)

3.2*	Bylaws of Arita Energy, Inc. (formerly known as Spieth Newco, Inc.)

3.3*	Form of Amended and Restated Certificate of Incorporation of Arita Energy, Inc. (formerly known as Spieth Newco, Inc.)

3.4*	Form of Amended and Restated Bylaws of Arita Energy, Inc. (formerly known as Spieth Newco, Inc.)

3.5***	Form of Preferred Stock Designation of Arita Energy, Inc. (formerly known as Spieth Newco, Inc.)

3.6*	Certificate of Amendment of the Certificate of Incorporation of Arita Energy, Inc. (formerly known as Spieth Newco, Inc.)

4.1***	Form of Stockholders and Registration Rights Agreement, by and among Ascibe Capital LLC, Ascribe Management LLC, New NAM, Inc., Solace Capital Partners, L.P., Arita Energy, Inc. (formerly known as Spieth Newco, Inc.), and Superior Energy Services, Inc.

5.1**	Opinion of Latham & Watkins LLP regarding the legality of Arita Energy, Inc. (formerly known as Spieth Newco, Inc.) common stock being issued.

8.1**	Form of Opinion of Fried, Frank, Harris, Shriver & Jacobson LLP, counsel to Forbes Energy Services Ltd., as to certain U.S. federal income tax matters.

8.2**	Form of Opinion of Latham & Watkins LLP, counsel to Arita Energy, Inc. (formerly known as Spieth Newco, Inc.), as to certain U.S. federal income tax matters.

10.1*	Voting and Support Agreement, dated as of December 18, 2019, by and among Superior Energy Services, Inc., New NAM, Inc., Forbes Energy Services Ltd., Ascribe Capital LLC and each of the other parties thereto.

10.2*	Voting and Support Agreement, dated as of December 18, 2019, by and among Superior Energy Services, Inc., New NAM, Inc., Forbes Energy Services Ltd., Solace Capital Partners, L.P. and each of the other parties thereto.

10.3*	Voting and Support Agreement, dated as of December 18, 2019, by and among Superior Energy Services, Inc., New NAM, Inc., Forbes Energy Services Ltd. and John E. Crisp.

10.4*	Voting and Support Agreement, dated as of December 18, 2019, by and among Superior Energy Services, Inc., New NAM, Inc., Forbes Energy Services Ltd. and L. Melvin Cooper.

10.5*	Form of Transition Services Agreement by and between Arita Energy, Inc. (formerly known as Spieth Newco, Inc.), and Superior Energy Services, Inc.

10.6***	Form of Separation Agreement, by and among Superior Energy Services, Inc., SESI, L.L.C., Superior Energy Services-North America Services, Inc., New Spieth, Inc., New NAM, Inc. and SPN Well Services, Inc.

Exhibit	Description of Exhibit

10.7*	Exchange and Contribution Agreement, dated as of December 18, 2019, by and among Forbes Energy Services Ltd., Arita Energy, Inc. (formerly known as Spieth Newco, Inc.), Ascribe Capital LLC and Solace Capital Partners, L.P.

10.8**	Form of Arita Energy, Inc. (formerly known as Spieth Newco, Inc.), 2020 Long Term Incentive Plan

10.9***	Form of Credit Agreement by and among Arita Energy, Inc. (formerly known as Spieth Newco, Inc.), as Borrower, JPMorgan Chase Bank, N.A., as Administrative Agent, the lenders party thereto from time to time and JPMorgan Chase Bank, N.A. and Citibank, N.A. as Joint Lead Arrangers and Joint Bookrunners.

10.10**	Form of Indenture by and among Arita Energy, Inc. (formerly known as Spieth Newco, Inc.), the Guarantors party thereto, and UMB Bank, N.A., as Trustee and Notes Collateral Agent

23.1**	Consent of KPMG LLP, independent registered public accounting firm of the North American Business of Superior Energy Services, Inc.

23.2**	Consent of BDO USA, LLP, independent registered public accounting firm of Forbes Energy Services Ltd.

23.4**	Consent of Latham & Watkins LLP (included in Exhibit 5.1 and Exhibit 8.1).

99.1**	Consent of Simmons Energy | A Division of Piper Sandler & Co., financial advisor to Forbes Energy Services Ltd.

99.2**	Form of Proxy Card for Special Meeting of Forbes Energy Services Ltd.

99.3*	Consent of Person About to Become a Director (Dunlap)

99.4*	Consent of Person About to Become a Director (Turbidy)

99.5*	Consent of Person About to Become a Director (Rynd)

*	Previously filed.
**	Filed herewith.
***	To be filed by Amendment.
#	The registrant hereby agrees to supplementally furnish the staff, on a confidential basis, a copy of any omitted schedule upon the staff’s request.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, the State of Texas, on April 13, 2020.

ARITA ENERGY, INC.

By:	/s/ John E. Crisp
John E. Crisp
President and Secretary

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on April 13, 2020.

Signature	Title

/s/ John E. Crisp John E. Crisp	President, Secretary and Director (Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)